Filed pursuant to Rule 424(b)(3)

Registration No. 333-239187

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED-YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Pacific Oak Strategic Opportunity REIT II, Inc. (“SOR II”):

On February 19, 2020, SOR II, Pacific Oak Strategic Opportunity REIT, Inc. (“SOR”) and Pacific Oak SOR II, LLC, an indirect wholly owned subsidiary of SOR (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SOR II will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger, such that following the Merger, the surviving entity will continue as a wholly owned subsidiary of SOR. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of SOR II shall cease. The Merger Agreement was entered into after a thorough evaluation and negotiation process conducted by a special committee of the SOR II board of directors (the “SOR II Special Committee”), with the assistance of its advisors, and a special committee of the SOR board of directors (the “SOR Special Committee”), with the assistance of its advisors. Each of the SOR II Special Committee and the SOR Special Committee is comprised solely of independent directors. The board of directors of each of SOR II and SOR, based on the unanimous recommendation of the SOR II Special Committee and the SOR Special Committee, respectively, each unanimously approved the Merger. The obligations of SOR II and SOR to effect the Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement and described in this proxy statement/prospectus.

The Merger is expected to create meaningful operational and financial benefits described further herein. If the Merger were consummated on March 31, 2020, the combined company would own approximately $2.6 billion in gross real estate and real estate-related assets, based on third-party appraisals as of October 31, 2019 and the acquisition cost of a single-family portfolio purchased by SOR on November 4, 2019. As consideration for the Merger, in exchange for each share of SOR II common stock, SOR II stockholders will receive 0.9643 shares of SOR common stock.

Stockholders are encouraged to read this entire proxy statement/prospectus carefully, including the following sections:

•	the “Questions and Answers” section beginning on page 1;

•	the “Summary” section beginning on page 11;

•	the “Risk Factors” section beginning on page 29; and

•	the “The Merger—Recommendation of the SOR II Board” section beginning on page 128.

SOR II will hold a special meeting of its stockholders on October 1, 2020 via live webcast (the “SOR II Special Meeting”), at which its stockholders will be asked to consider and vote on (i) a proposal to approve the Merger, (ii) a proposal to approve the amendment of the charter of SOR II to remove the provision related to “Roll-Up Transactions” in connection with the Merger (the “SOR II Charter Amendment”) and (iii) a proposal to adjourn the SOR II Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Merger and/or the proposal to approve the SOR II Charter Amendment, if necessary. The record date for determining the stockholders entitled to receive notice of, and to vote at, the SOR II Special Meeting is the close of business on July 14, 2020 (the “Record Date”). The Merger will not be completed unless SOR II stockholders approve the Merger and the SOR II Charter Amendment by the affirmative vote of at least a majority of the outstanding shares of SOR II common stock entitled to vote.

Based on the number of shares of SOR II common stock outstanding on the Record Date, SOR expects to issue approximately 28,990,472 shares of SOR common stock to SOR II stockholders. As a result, upon the completion of the Merger, former SOR II stockholders would own approximately 29.5% of the issued and outstanding shares of common stock of the combined company. Neither SOR common stock nor SOR II common stock is listed on a national securities exchange.

Whether you expect to attend the SOR II Special Meeting and vote via webcast or not, please authorize a proxy to vote on your behalf as promptly as possible by completing, signing, dating and mailing your proxy card in the pre-addressed postage-paid envelope provided or by authorizing your proxy by one of the other methods specified in this proxy statement/prospectus. If the option is available to you, you may also authorize your proxy by calling the toll-free telephone number listed on your proxy card or using the internet as described in the instructions on the enclosed proxy card. This saves SOR II time and money because management will no longer have to solicit your vote.

On behalf of SOR’s and SOR II’s management team, the SOR and SOR II boards of directors and the SOR and SOR II Special Committees, we thank you for your support and urge you to vote FOR the approval of each of the matters to be presented at the SOR II Special Meeting.

Peter McMillan III

President and Chairman of the Board of Pacific Oak Strategic Opportunity REIT, Inc. and Pacific Oak Strategic Opportunity REIT II, Inc.

Neither the U.S. Securities and Exchange Commission, nor any state securities regulatory authority has approved or disapproved of the Merger or the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July 15, 2020, and is first being mailed to SOR II stockholders on or about July 23, 2020.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

11766 Wilshire Blvd., Suite 1670

Los Angeles, California 90025

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are cordially invited to attend a special meeting of stockholders (the “SOR II Special Meeting”) of Pacific Oak Strategic Opportunity REIT II, Inc., a Maryland corporation (“SOR II”), which will be held as a “virtual meeting” via live webcast at 10:00 a.m. Pacific Time on October 1, 2020. To be admitted to the live webcast for the SOR II Special Meeting you must register at www.proxydocs.com/pacoak by 2:00 p.m. Pacific Time on September 29, 2020. You will be asked to provide the control number located inside the shaded gray box on your proxy card. After completion of your registration by the registration deadline, further instructions, including a unique link to access the SOR II Special Meeting, will be emailed to you.

The purpose of the SOR II Special Meeting is to consider and vote upon the following proposals:

1.

A proposal to approve the merger of SOR II with and into Pacific Oak SOR II, LLC (“Merger Sub”), an indirect wholly owned subsidiary of Pacific Oak Strategic Opportunity REIT, Inc. (“SOR”), with Merger Sub surviving the Merger (the “Merger”), pursuant to the Agreement and Plan of Merger, dated as of February 19, 2020, by and among SOR, Merger Sub and SOR II (the “Merger Agreement”), which we refer to as the “Merger Proposal.”

2.

A proposal to approve the amendment of the charter of SOR II to remove the provision related to “Roll-Up Transactions” in connection with the Merger, which we refer to as the “SOR II Charter Amendment Proposal.”

3.

A proposal to adjourn the SOR II Special Meeting to solicit additional proxies in favor of the Merger Proposal and/or the SOR II Charter Amendment Proposal if there are not sufficient votes to approve the Merger Proposal and/or the SOR II Charter Amendment Proposal, if necessary and as determined by the chair of the SOR II Special Meeting, which we refer to as the “Adjournment Proposal.”

The SOR II Board of Directors recommends that you vote FOR the Merger Proposal, FOR the SOR II Charter Amendment Proposal and FOR the Adjournment Proposal.

The SOR II Board of Directors has fixed the close of business on July 14, 2020 as the record date for the SOR II Special Meeting. Only the holders (the “SOR II stockholders”) of record of shares of common stock, par value $0.01 per share, of SOR II (the “SOR II Common Stock”) as of the close of business on July 14, 2020 are entitled to notice of and to vote at the SOR II Special Meeting and any adjournment or postponement thereof.

YOUR VOTE IS VERY IMPORTANT

Your vote is important regardless of the number of shares of SOR II Common Stock that you own. Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes. To authorize a proxy, please complete, sign, date and mail your proxy card in the pre-addressed postage-paid envelope provided. If the option is available to you, you may also authorize your proxy by calling the toll-free telephone number listed on your proxy card or using the internet as described in the instructions on the enclosed proxy card. Authorizing a proxy will ensure that your vote is cast and counted at the SOR II Special Meeting if you do not attend in person via live webcast. If your shares of SOR II Common Stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares of SOR II Common Stock at the SOR II Special Meeting and your vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee, submit it in advance to our proxy solicitor, and vote at the virtual meeting. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares of SOR II Common Stock. You may revoke your proxy at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the Merger Proposal and the other proposals to be acted upon at the SOR II Special Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SOR II SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON OCTOBER 1, 2020:

Our proxy statement/prospectus is also available at www.proxydocs.com/pacoak with the use of the control number on your proxy card.

By Order of the Board of Directors

Michael A. Bender

Chief Financial Officer, Executive Vice President, Treasurer and Secretary

Los Angeles, California

July 15, 2020

ADDITIONAL INFORMATION

Investors may also consult SOR’s website (http://www.pacificoakcmg.com/offering/reit-i) and SOR II’s website (http://www.pacificoakcmg.com/offering/reit-ii) for more information concerning SOR and SOR II, respectively. Each company’s public filings are also available at www.sec.gov. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

If you are a stockholder of SOR II and would like to request documents, please do so by September 24, 2020, to receive them before the SOR II Special Meeting.

See “Where You Can Find More Information” beginning on page 212.

ABOUT THIS DOCUMENT

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by SOR (File No. 333-239187) with the U.S. Securities and Exchange Commission, constitutes a prospectus of SOR for purposes of the Securities Act of 1933, as amended, with respect to the shares of common stock, par value $0.01 per share of SOR (the “SOR Common Stock”) to be issued to SOR II stockholders in exchange for shares of SOR II Common Stock pursuant to the Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement for SOR II for purposes of the Securities Exchange Act of 1934, as amended. In addition, it constitutes a notice of meeting with respect to the SOR II Special Meeting.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated July 15, 2020. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to SOR II stockholders nor the issuance by SOR of SOR Common Stock to SOR II stockholders pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person or entity to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding SOR has been provided by SOR and information contained in this proxy statement/prospectus regarding SOR II has been provided by SOR II.

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QUESTIONS AND ANSWERS

The following are answers to some questions that SOR II stockholders may have regarding the proposed transaction between SOR II and SOR and the other proposals being considered at the SOR II Special Meeting. SOR II and SOR urge you to read carefully this entire proxy statement/prospectus, including the Annexes, because the information in this section does not provide all the information that might be important to you.

Unless stated otherwise, all references in this proxy statement/prospectus to:

1.

“Acquisition Proposal” are to, generally, any bona fide proposal or offer from any person (other than SOR or any SOR subsidiaries), whether in one transaction or a series of related transactions, relating to any (a) merger, consolidation, share exchange, business combination or similar transaction involving SOR II or any of SOR II subsidiaries that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (b) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of SOR II or any SOR II subsidiaries representing 20% or more of the consolidated assets of SOR II and any SOR II subsidiaries, taken as a whole, (c) issue, sale or other disposition by SOR II or any SOR II subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of SOR II Common Stock, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of SOR II Common Stock, (e) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to SOR II in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of SOR II Common Stock, or (f) transaction that is similar in form, substance or purpose to any of the foregoing transactions;

2.

“Adjournment Proposal” are to the proposal to adjourn the SOR II Special Meeting to solicit additional proxies in favor of the Merger Proposal and/or the SOR II Charter Amendment Proposal if there are not sufficient votes to approve the Merger Proposal and/or the SOR II Charter Amendment Proposal, if necessary and as determined by the chair of the SOR II Special Meeting;

3.

“Adverse Recommendation Change” are to the each of the following actions taken by the SOR II Board: (a) change, withhold, withdraw, qualify or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to SOR, the SOR II Board recommendation, (b) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (c) authorize, cause or permit SOR II to enter into any Alternative Acquisition Agreement, (d) fail to recommend against acceptance of a tender offer or exchange offer for any shares of SOR II Common Stock that constitutes an Acquisition Proposal or fail to reaffirm publicly the SOR II Board recommendation within 10 business days of such tender offer or exchange offer or (e) fail to make the SOR II Board recommendation or fail to include the SOR II Board recommendation in this proxy statement/prospectus;

4.	“Advisor” are to Pacific Oak Capital Advisors, LLC, a Delaware limited liability company and the external advisor to SOR and SOR II;

5.

“Alternative Acquisition Agreement” are to any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (other than an acceptable confidentiality agreement) relating to any Acquisition Proposal;

6.	“Code” are to the Internal Revenue Code of 1986, as amended;

7.	“Combined Company” are to SOR and its consolidated subsidiaries (including the Merger Sub) after the closing of the Merger;

8.	“Duff & Phelps” are to Duff & Phelps, LLC;

9.	“DLA Piper” are to DLA Piper LLP (US);

10.	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

11.	“Exchange Ratio” are to the exchange ratio of 0.9643 shares of SOR Common Stock for each share of SOR II Common Stock as provided for in the Merger pursuant to the Merger Agreement;

12.	“Excluded Holders” are to, collectively, the Advisor, any director of SOR II and any of their affiliates; all of whom, pursuant to the SOR II Charter, are not entitled to vote on the Merger;

13.	“FIRPTA” are to the Foreign Investment in Real Property Tax Act of 1980;

14.

“Go Shop Bidder” are to any person (including its controlled affiliates and representatives) that submits a written proposal or offer regarding an Acquisition Proposal prior to the Go Shop Period End Time that has not been withdrawn and that the SOR II Special Committee determines, in good faith, after consultation with its financial advisors and outside legal counsel, prior to the Go Shop Period End Time (or in the case of any Acquisition Proposal received less than five business days before the date of the Go Shop End Time, not later than five business days after the receipt of such Acquisition Proposal), has resulted in, or would be reasonably expected to result in, a Superior Proposal;

15.	“Go Shop Period End Time” are to 11:59 p.m. (New York City time) on April 4, 2020;

16.	“Houlihan Lokey” are to Houlihan Lokey Capital, Inc., the financial advisor to the SOR Special Committee;

17.	“KBS” are to KBS Capital Advisors LLC, the former external advisor to SOR and SOR II;

18.	“KBS Growth & Income REIT” are to KBS Growth & Income REIT, Inc.;

19.	“KBS Legacy Partners Apartment REIT” are to KBS Legacy Partners Apartment REIT, Inc.;

20.	“KBS REIT I” are to KBS Real Estate Investment Trust, Inc.;

21.	“KBS REIT II” are to KBS Real Estate Investment Trust II, Inc.;

22.	“KBS REIT III” are to KBS Real Estate Investment Trust III, Inc.;

23.	“Mediant” are to Mediant Communications, Inc., the proxy solicitor engaged by SOR II;

24.	“Merger” are to a merger of SOR II with and into Merger Sub, with Merger Sub surviving the merger, pursuant to the Merger Agreement;

25.

“Merger Agreement” are to the Agreement and Plan of Merger, dated as of February 19, 2020, by and among SOR, Merger Sub, and SOR II, as it may be amended from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus;

26.

“Merger Consideration” are to the conversion of each share of SOR II Common Stock (or fraction thereof) issued and outstanding immediately prior to the effective time of the Merger, into the right to receive 0.9643 shares of SOR Common Stock (or fraction thereof);

27.	“Merger Proposal” are to the proposal to approve the Merger;

28.	“Merger Sub” are to Pacific Oak SOR II, LLC, a Maryland limited liability company and an indirect wholly owned subsidiary of SOR;

29.	“MGCL” are to the Maryland General Corporation Law or any successor statute;

30.	“MoFo” are to Morrison & Foerster LLP;

31.

“ordinary course of business” are to an action taken by a person or entity that is consistent with past practice and similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations;

32.	“Outside Date” are to November 19, 2020;

33.	“Pacific Oak SOR BVI” are to Pacific Oak SOR (BVI) Holdings, Ltd., a wholly owned subsidiary of SOR;

34.	“Record Date” are to July 14, 2020;

35.	“REIT” are to a real estate investment trust;

36.	“Rogers & Hardin” are to Rogers & Hardin LLP;

37.	“SDAT” are to the State Department of Assessments and Taxation of Maryland;

38.	“SEC” are to the U.S. Securities and Exchange Commission;

39.	“Securities Act” are to the Securities Act of 1933, as amended;

40.	“SOR” are to Pacific Oak Strategic Opportunity REIT, Inc., a Maryland corporation;

41.	“SOR Advisory Agreement” are to the Amended and Restated Advisory Agreement between SOR and the Advisor, dated as of February 19, 2020;

42.	“SOR Board” are to the board of directors of SOR;

43.	“SOR Charter” are to the charter of SOR;

44.	“SOR Common Stock” are to the shares of common stock, $0.01 par value per share, of SOR;

45.	“SOR DRP” are to SOR’s dividend reinvestment plan;

46.	“SOR OP” are to Pacific Oak Strategic Opportunity Limited Partnership, a Delaware limited partnership;

47.	“SOR Parties” are to SOR and Merger Sub;

48.	“SOR Special Committee” are to the special committee of the SOR Board that was formed by the SOR Board to consider the Merger and the other transactions contemplated by the Merger Agreement;

49.	“SOR II” are to Pacific Oak Strategic Opportunity REIT II, Inc., a Maryland corporation;

50.	“SOR II Advisory Agreement” are to the advisory agreement between SOR II and the Advisor, dated as of November 1, 2019;

51.	“SOR II Board” are to the board of directors of SOR II;

52.	“SOR II Charter” are to the charter of SOR II;

53.	“SOR II Charter Amendment” are to the proposed amendment of the SOR II Charter to remove the provision related to “Roll-Up Transactions”;

54.	“SOR II Charter Amendment Proposal” are to the proposal to approve the SOR II Charter Amendment in connection with the Merger;

55.	“SOR II Common Stock” are to the shares of common stock, $0.01 par value per share, of SOR II;

56.	“SOR II DRP” are to SOR II’s dividend reinvestment plan;

57.	“SOR II OP” are to Pacific Oak Strategic Opportunity Limited Partnership II, a Delaware limited partnership and SOR II’s operating partnership.

58.

“SOR II Special Committee” are to the special committee of the SOR II Board that was formed by the SOR II Board to review and evaluate various strategic alternatives, including a potential transaction with SOR;

59.	“SOR II Special Meeting” are to the special meeting of stockholders of SOR II, which will be a “virtual meeting” via live webcast at 10:00 a.m. Pacific Time on October 1, 2020;

60.	“SOR II stockholders” are to the holders of record of shares of SOR II Common Stock as of the close of business on July 14, 2020;

61.	“Sponsor” are to Pacific Oak Holding Group, LLC, a Delaware limited liability company, and sponsor to SOR and SOR II;

62.	“SunTrust Robinson Humphrey” are to SunTrust Robinson Humphrey, Inc., the financial advisor to the SOR II Special Committee;

63.

“Superior Proposal” are to a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “20%” shall be replaced with “50%”) which the SOR II Board (based on the recommendation of the SOR II Special Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors and after taking into account (a) all of the terms and conditions of the Acquisition Proposal and the Merger Agreement (as it may be proposed to be amended by SOR), and (b) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account all legal, financial, regulatory, and other aspects of such Acquisition Proposal and conditions to consummation thereof) to be more favorable from a financial point of view to the stockholders of SOR II (in their capacities as stockholders) than the Merger and the other transactions contemplated by the Merger Agreement (as it may be proposed to be amended by SOR);

64.	“Surviving Entity” are to Merger Sub, a wholly owned subsidiary of SOR, after the effective time of the Merger;

65.

“Termination Agreement” are to the letter agreement between SOR II and the Advisor, dated as of February 19, 2020, which provides for the termination of the SOR II Advisory Agreement at the effective time of the Merger and the waiver of disposition fees in connection with the Merger; and

66.	“TRS” are to a taxable REIT subsidiary.

Q:	What is the Merger?

A:

SOR II and the SOR Parties have entered into the Merger Agreement pursuant to which SOR II will merge with and into Merger Sub, with Merger Sub surviving the Merger, such that following the Merger, the Surviving Entity will continue as a wholly owned subsidiary of SOR. In accordance with the applicable provisions of the MGCL, the separate existence of SOR II shall cease.

The Combined Company will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.”

Q:	What will happen in the Merger?

A:

At the effective time of the Merger, each issued and outstanding share of SOR II Common Stock (or fraction thereof) will be converted automatically into the right to receive 0.9643 shares of SOR Common Stock (or fraction thereof) pursuant to the terms of the Merger Agreement. See “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 179 for detailed descriptions of the Merger Consideration and treatment of securities.

Q:	How will SOR stockholders be affected by the Merger and the issuance of shares of SOR Common Stock in connection with the Merger?

A:

After the Merger, each SOR stockholder will continue to own the shares of SOR Common Stock that such stockholder held immediately prior to the effective time of the Merger. As a result, each SOR stockholder will own shares of common stock in a larger company with more assets. However, because SOR will be issuing new shares of SOR Common Stock to SOR II stockholders in exchange for shares of SOR II Common Stock in the Merger, each outstanding share of SOR Common Stock immediately prior to the effective time of the Merger will represent a smaller percentage of the aggregate number of shares of SOR Common Stock outstanding after the Merger. Upon completion of the Merger, based on the number of shares of SOR Common Stock and SOR II Common Stock outstanding on the Record Date, continuing SOR stockholders will own approximately 70.5% of the issued and outstanding shares of the Combined Company’s common stock, and former SOR II stockholders will own approximately 29.5% of the issued and outstanding shares of Combined Company common stock. See “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 179 for additional information.

Q:	Why am I receiving this proxy statement/prospectus?

A:

The SOR II Board is using this proxy statement/prospectus to solicit proxies of SOR II stockholders in connection with the SOR II Special Meeting. In addition, SOR is using this proxy statement/prospectus as a prospectus for SOR II stockholders because SOR is issuing shares of SOR Common Stock to SOR II stockholders as consideration for the Merger.

The Merger cannot be completed unless the holders of SOR II Common Stock vote to approve the Merger and the SOR II Charter Amendment.

This proxy statement/prospectus contains important information about the Merger, and you should read it carefully. The enclosed voting materials allow you to vote your shares of SOR II Common Stock by proxy without attending the SOR II Special Meeting in person via live webcast.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible.

Q:	Why is the SOR II Charter Amendment proposed?

A:

The SOR II Charter presently contains substantive and procedural requirements for certain transactions, which are referred to as “Roll-Up Transactions,” involving a “Roll-Up Entity.” The Merger would be a “Roll-Up Transaction” under the definition in the SOR II Charter. Pursuant to these “Roll-Up” provisions of the SOR II Charter, SOR II stockholders who vote “Against” the Merger Proposal would have to be entitled to the choice of: (1) accepting the shares of SOR Common Stock or (2) one of the following: (a) remaining as holders of SOR II Common Stock and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of SOR II’s net assets. In addition, under the SOR II Charter, SOR II would be prohibited from participating in any Roll-Up Transaction (1) that would result in the SOR II stockholders having voting rights in a Roll-Up Entity that are less than those provided in the SOR II Charter, (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor, (3) in which investors’ rights to access of records of the Roll-Up Entity will be less than those provided in the SOR II Charter, or (4) in which any of the costs of the Roll-Up Transaction would be borne by SOR II if the Roll-Up Transaction is rejected by the SOR II stockholders.

SOR and SOR II determined that it was necessary to amend the SOR II Charter to eliminate these provisions. Accordingly, approval of the SOR II Charter Amendment is a condition to each party’s obligation to complete the Merger. See “Proposals Submitted to SOR II Stockholders—SOR II Charter Amendment Proposal” beginning on page 126 for a detailed discussion of the SOR II Charter Amendment. A copy of the SOR II Charter Amendment is attached to this proxy statement/prospectus as Annex B.

Q:	Am I being asked to vote on any other proposals at the SOR II Special Meeting in addition to the Merger Proposal and the SOR II Charter Amendment Proposal?

A:

Yes. At the SOR II Special Meeting, SOR II stockholders will be asked to consider and vote to approve one or more adjournments of the SOR II Special Meeting to another date, time or place, if necessary or appropriate and as determined by the chairman of the SOR II Special Meeting, to solicit additional proxies in favor of the Merger Proposal and/or the SOR II Charter Amendment Proposal.

Q:	How does the SOR II Board recommend that SOR II stockholders vote?

A:	The SOR II Board recommends that SOR II stockholders vote FOR the Merger Proposal, FOR the SOR II Charter Amendment Proposal and FOR the Adjournment Proposal.

For a more complete description of the recommendation of the SOR II Board, see “The Merger—Recommendation of the SOR II Board and Its Reasons for the Merger” beginning on page 139.

Q:	Do holders of Class A shares of SOR II Common Stock have any different rights than holders of Class T shares of SOR II Common Stock?

A:

No. Class A shares of SOR II Common Stock and Class T shares of SOR II Common Stock have identical rights and privileges with regard to voting and the Exchange Ratio for shares of SOR Common Stock, and in all other respects as well.

Q:	Will SOR II and SOR continue to pay dividends or distributions prior to the closing of the Merger?

A:

Although the Merger Agreement permits the authorization and payment by SOR II and SOR of distributions in the ordinary course of business, neither SOR nor SOR II currently intends to pay distributions prior to closing of the Merger in order to preserve cash and to reduce certain administrative burdens.

Q:	What fees will the Advisor receive in connection with the Merger?

A:

The Advisor serves as the external advisor for SOR II pursuant to the SOR II Advisory Agreement. Concurrently with the entry into the Merger Agreement, SOR II and the Advisor entered into the Termination Agreement, pursuant to which the SOR II Advisory Agreement will be terminated at the effective time of the Merger. Also pursuant to the Termination Agreement, the Advisor waived any disposition fee to which it otherwise would have been entitled pursuant to the SOR II Advisory Agreement as a result of the Merger. The Advisor also serves as the external advisor for SOR. Concurrently with the entry into the Merger Agreement, SOR and the Advisor entered into the SOR Advisory Agreement, which amended SOR’s existing advisory agreement with the Advisor to provide that no acquisition fees would be paid in connection with the Merger and to set the “issue price” ($10.63 per share) of the shares of SOR Common Stock issued in the Merger for purposes of calculating the Advisor’s future incentive fees. The Merger itself will not trigger an incentive fee to the Advisor by SOR or SOR II. Therefore, the Advisor will not receive any fees directly as a result of the Merger, but is expected to continue to receive fees as the Advisor of the Combined Company pursuant to the SOR Advisory Agreement or future advisory agreements.

Q:	How do I attend the SOR II Special Meeting?

The SOR II Special Meeting will be held in a virtual meeting format only. You will not be able to attend the SOR II Special Meeting physically. If you plan to participate in the SOR II Special Meeting, you must be a holder of shares of SOR II Common Stock at the close of business on the Record Date, or hold a legal proxy for the meeting provided by your broker or nominee. To be admitted to the live webcast for the SOR II Special Meeting you must register at www.proxydocs.com/pacoak by 2:00 p.m. Pacific Time on September 29, 2020. You will be asked to provide the control number located inside the shaded gray box on your proxy card. After completion of your registration by the registration deadline, further instructions, including a unique link to access the SOR II Special Meeting, will be emailed to you. For answers to any questions, please contact SOR II’s proxy solicitor at (844) 709-1302.

Q:	Who can vote at the SOR II Special Meeting?

A:

All holders of SOR II Common Stock of record as of the close of business on July 14, 2020, the Record Date, are entitled to receive notice of and to vote at the SOR II Special Meeting, except that although the Excluded Holders are entitled to vote the shares of SOR II Common Stock owned by them on the SOR II Charter Amendment Proposal and the Adjournment Proposal, they are not entitled to vote such shares on the Merger Proposal.

Each share of SOR II Common Stock is entitled to one vote on each proposal presented at the SOR II Special Meeting, except that the Excluded Holders are not entitled to vote the shares of SOR II Common Stock owned by them on the Merger Proposal. As of the Record Date, there were 30,063,748 shares of SOR II Common Stock outstanding held by approximately 5,750 holders of record (which includes 336,315 shares of SOR II Common Stock held or controlled by Excluded Holders).

Q:	What constitutes a quorum?

A:

The SOR II Charter provides that the presence in person or by proxy of stockholders entitled to cast at least a majority of all the votes entitled to be cast constitutes a quorum at a meeting of SOR II stockholders. Shares that are voted and shares abstaining from voting are treated as being present at the SOR II Special Meeting for purposes of determining whether a quorum is present.

Q:	Do any of SOR II’s executive officers or directors have interests in the Merger that may differ from those of SOR II stockholders?

A:

Some of SOR II’s executive officers and directors have interests in the Merger that are different from, or in addition to, their interests as SOR II stockholders. The independent members of the SOR II Board are aware of and considered these interests, among other matters, in evaluating the Merger, the SOR II Charter Amendment, and the other transactions contemplated by the Merger Agreement and in recommending that SOR II stockholders vote FOR the Merger Proposal, FOR the SOR II Charter Amendment Proposal and FOR the Adjournment Proposal. For a description of these interests, refer to “The Merger—Interests of SOR II’s and SOR’s Directors and Executive Officers in the Merger” beginning on page 152.

Q:	When is the Merger expected to be completed?

A:

SOR II and SOR expect to complete the Merger as soon as reasonably practicable following satisfaction of all of the required conditions set forth in the Merger Agreement. If SOR II stockholders approve the Merger and the SOR II Charter Amendment, and if the other conditions to closing the Merger are satisfied or waived, it is currently expected that the Merger will be completed in the second half of 2020. However, there is no guarantee that the conditions to the Merger will be satisfied or that the Merger will close on the expected timeline or at all. SOR II and SOR have a mutual right to terminate the Merger Agreement if the Merger is not completed by the Outside Date. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 195.

Q:	How has my investment performed?

A:	For purposes of the following, we assume that the Merger closes on June 30, 2020.

Holders of Class A Shares of SOR II Common Stock:

“Early private investors,” or those investors who acquired Class A shares of SOR II Common Stock on July 3, 2013, the first day of SOR II’s initial private offering, and received all cash distributions (i.e., such investors did not participate in the SOR II DRP), would have received cumulative cash of approximately $0.99 per share, or 9.90% of their invested capital of $10.00. This investor would have received 0.1861 cumulative stock dividend shares per share purchased. Such cumulative cash plus $10.25, the estimated value of the 0.9643 shares of SOR Common Stock to be received per share of SOR II Common Stock as stock consideration in the Merger using SOR’s most recently estimated value per share of SOR Common Stock as of December 17, 2019, totals $13.14.

“Early public investors”, or those investors who acquired Class A shares of SOR II Common Stock on August 12, 2014, the first day of SOR II’s initial public offering, and received all cash distributions (i.e., such investors did not participate in the SOR II DRP, would have received cumulative cash of approximately $0.99 per share, or 9.90% of their invested capital of $10.00. This investor would have received 0.1861 cumulative stock dividend shares per share purchased. Such cumulative cash plus $10.25, the estimated value of the 0.9643 shares of SOR Common Stock to be received per share of SOR II Common Stock as stock consideration in the Merger using SOR’s most recently estimated value per share of SOR Common Stock as of December 17, 2019, totals $13.14.

“Later” investors, or those investors who acquired Class A shares of SOR II Common Stock on September 28, 2018, the last day subscriptions for SOR II’s initial public offering could be submitted, and received all cash distributions (i.e., did not participate in the SOR II DRP), would have received cumulative cash of approximately $0.24 per share, or 2.40% of their invested capital of $10.00. This investor would have received 0.0067 cumulative stock dividend shares per share purchased. Such cumulative cash plus $10.25, the estimated value of the 0.9643 shares of SOR Common Stock to be received per share of SOR II Common Stock as stock consideration in the Merger using SOR’s most recently estimated value per share of SOR Common Stock as of December 17, 2019, totals $10.56.

Holders of Class T Shares of SOR II Common Stock:

“Early public investors”, or those investors who acquired Class T shares of SOR II Common Stock on February 17, 2016, the day SOR II commenced offering such stock, and received all cash distributions (i.e., such investors did not participate in the SOR II DRP, would have received cumulative cash of approximately $0.54 per share, or 5.63% of their invested capital of $9.59. This investor would have received 0.0759 cumulative stock dividend shares per share purchased. Such cumulative cash plus $10.25, the estimated value of the 0.9643 shares of SOR Common Stock to be received per share of SOR II Common Stock as stock consideration in the Merger using SOR’s most recently estimated value per share of SOR Common Stock as of December 17, 2019, totals $11.57.

“Later” investors, or those investors who acquired Class T shares of SOR II Common Stock on September 28, 2018, the last day subscriptions for SOR II’s initial public offering could be submitted, and received all cash distributions (i.e., did not participate in the SOR II DRP), would have received cumulative cash of approximately $0.24 per share, or 2.49% of their invested capital of $9.63. This investor would have received 0.0067 cumulative stock dividend shares per share purchased. Such cumulative cash plus $10.25, the estimated value of the 0.9643 shares of SOR Common Stock to be received per share of SOR II Common Stock as stock consideration in the Merger using SOR’s most recently estimated value per share of SOR Common Stock as of December 17, 2019, totals $10.56.

A SOR II stockholder who becomes a stockholder of SOR may not realize SOR’s most recently estimated net asset value per share of SOR Common Stock in the event he or she attempts to sell its shares of SOR Common Stock or upon the liquidation of SOR. This risk is heightened by the fact that the estimated values referenced above pre-date the business shut down associated with Covid-19.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed Merger?

A:

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the closing of the Merger is conditioned on the receipt by each of SOR II and SOR of an opinion from its respective counsel to that effect. Assuming the Merger qualifies as a reorganization, a holder of shares of SOR II Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of SOR Common Stock in exchange for shares of SOR II Common Stock in connection with the Merger.

Q:

How will my receipt of SOR II Common Stock in exchange for my SOR II Common Stock be recorded? Will I have to take any action in connection with the recording of such ownership of SOR Common Stock? Will such shares of SOR Common Stock be certificated or in book-entry form?

A:

Pursuant to the Merger Agreement, as soon as practicable following the Merger effective time, SOR will cause DST Systems, Inc., the exchange agent in connection with the Merger, to record the issuance of SOR Common Stock as Merger Consideration pursuant to the Merger Agreement. If the Merger is consummated, you will not have to take any action in connection with the recording of your ownership of SOR II Common Stock. Shares of SOR Common Stock issued as Merger Consideration to you will not be certificated and will be in book-entry form and will be recorded in the books and records of SOR.

Q:	Will my shares of SOR Common Stock be publicly traded?

A:

Shares of SOR Common Stock are not publicly traded. Although the listing of the Combined Company’s shares on a national stock exchange remains an option that would result in a publicly traded market for SOR Common Stock, SOR has no current intention to list. Rather, SOR currently intends to convert to a perpetual-life net asset value or “NAV” REIT that offers and sells shares of its common stock continuously through a number of distribution channels in ongoing public offerings, and seeks to provide increased liquidity to current and future stockholders through an expansion of its current share redemption program. However, SOR cannot provide any assurances that this conversion would be successful in providing full liquidity to stockholders that desire it.

Q:	Are SOR II stockholders entitled to appraisal rights?

A:	SOR II stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL in connection with the Merger.

Q:	What do I need to do now?

A:

After you have carefully read this proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed pre-addressed postage-paid envelope or by submitting your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of SOR II Common Stock will be represented and voted at the SOR II Special Meeting. The method by which you submit a proxy will in no way limit your right to vote at the SOR II Special Meeting, if you later decide to attend the virtual meeting. If your shares of SOR II Common Stock are held in the name of a broker or other nominee, you must obtain a legal proxy, executed in your favor, from your broker or other nominee, to be able to vote at the virtual SOR II Special Meeting. Obtaining a legal proxy may take several days and you must provide it to our proxy solicitor in advance of the SOR II Special Meeting. Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you or register at www.proxydocs.com/pacoak by 2:00 p.m. Pacific Time on September 29, 2020 to be admitted to the live webcast for the SOR II Special Meeting.

Q:	How will my proxy be voted?

A:

All shares of SOR II Common Stock entitled to vote and represented by properly completed proxies received prior to the SOR II Special Meeting, and not revoked, will be voted at the SOR II Special Meeting as instructed on the proxies. You have the following three options for submitting your vote by proxy:

•	via the Internet, by accessing the website and following the instructions indicated on the enclosed proxy card;

•	by telephone, by calling the telephone number and following the instructions indicated on the enclosed proxy card; or

•	by mail, by completing, dating and returning the enclosed proxy card.

If you properly sign, date and return a proxy card, but do not indicate how your shares of SOR II Common Stock should be voted on any proposal, the shares of SOR II Common Stock represented by your proxy will be voted as the SOR II Board recommends. If your shares are held in street name through a broker or other nominee and you do not provide voting instructions to your broker or other nominee, your shares of SOR II Common Stock will NOT be voted at the SOR II Special Meeting and may result in broker non-votes.

If you elect to participate in the SOR II Special Meeting via live webcast, you can vote online during the SOR II Special Meeting prior to the closing of the polls, and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded.

Q:	Can I, as a SOR II stockholder, revoke my proxy or change my vote after I have delivered my proxy?

A:

Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the SOR II Special Meeting. For information on how to revoke your proxy or change your vote, see “The SOR II Special Meeting—Revocation of Proxies or Voting Instructions” beginning on page 124.

Q:	What does it mean if I receive more than one set of voting materials for the SOR II Special Meeting?

A:

You may receive more than one set of voting materials for the SOR II Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of SOR II Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold your shares of SOR II Common Stock. If you are a holder of record and your shares of SOR II Common Stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the Internet.

Q:	Will a proxy solicitor be used?

A:

Yes. SOR II has contracted with Mediant to assist SOR II in the distribution of proxy materials and the solicitation of proxies. SOR II expects to pay Mediant fees of approximately $51,500 to solicit and distribute proxies, which includes estimated postage and other out-of-pocket expenses of Mediant, plus other fees and expenses for other services related to this proxy solicitation, including, but not limited to, the review of proxy materials. SOR II will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to SOR II’s stockholders.

Q:	Who can answer my questions?

A:	If you have any questions about the Merger or how to submit your proxy or need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

SOR II:

Pacific Oak Strategic Opportunity REIT II, Inc.

11766 Wilshire Blvd., Suite 1670

Los Angeles, California 90025

(424) 208-8100

Mediant:

Mediant Communications, Inc.

P.O. Box 8035

Cary, NC 27512

(844) 709-1302

SUMMARY

The following summary highlights some of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the Merger Agreement, the Merger and the SOR II Charter Amendment, SOR II and SOR encourage you to read carefully this entire proxy statement/prospectus, including the attached Annexes and the other documents to which we have referred you because this summary does not provide all the information that might be important to you with respect to the Merger. See also the section entitled “Where You Can Find More Information” beginning on page 212. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Pacific Oak Strategic Opportunity REIT II, Inc.

SOR II is a public, non-traded REIT that was formed as a Maryland corporation on February 6, 2013, and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2014, and each year thereafter.

SOR II invests in and manages a portfolio of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate-related investments located in the United States and Europe. As of March 31, 2020, SOR II had invested in two hotel properties, three office properties and one apartment building and owned two investments in unconsolidated joint ventures and two investments in real estate equity securities. Additionally, as of March 31, 2020, SOR II had entered into a consolidated joint venture to develop one office/retail property. SOR II conducts its business primarily through its operating partnership, SOR II OP, and its subsidiaries. SOR II is externally managed by the Advisor. The principal executive offices of SOR II are located at 11766 Wilshire Blvd., Suite 1670, Los Angeles, California 90025.

For more information on SOR II, please see SOR II’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, copies of which are attached to this proxy statement/prospectus as Annex D and Annex E, respectively.

Pacific Oak Strategic Opportunity REIT, Inc. and Pacific Oak SOR II, LLC

SOR is a public, non-traded REIT that was formed as a Maryland corporation on October 8, 2008, and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2010, and each year thereafter.

SOR invests in and manages a portfolio of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate-related investments located in the United States. As of March 31, 2020, SOR consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property, three investments in undeveloped land with approximately 1,000 developable acres and one residential home portfolio consisting of 993 single-family homes and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities. SOR owns its interests in all of its properties and conducts substantially all of its business through its operating partnership, SOR OP. SOR is externally managed by the Advisor. The principal executive offices of SOR are located at 11766 Wilshire Blvd., Suite 1670, Los Angeles, California 90025.

Merger Sub is a Maryland limited liability company and an indirect wholly owned subsidiary of SOR formed solely for the purpose of entering into the Merger Agreement and effecting the Merger. Upon completion of the Merger, SOR II will be merged with and into Merger Sub, with Merger Sub continuing as the Surviving Entity and a wholly owned subsidiary of SOR. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

For more information on SOR, please see SOR’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, copies of which are attached to this proxy statement/prospectus as Annex F and Annex G, respectively.

The Combined Company

The Combined Company will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” and will continue to be a Maryland corporation. If the Merger were consummated on March 31, 2020, the Combined Company would own approximately $2.6 billion1 in gross real estate and real estate-related assets. If the Merger were consummated on March 31, 2020, the Combined Company’s portfolio would consist of nine office properties, one office portfolio consisting of four office buildings with approximately 3.8 million rentable square feet and 78.7% leased occupancy (based on data as of March 31, 2020) and 14 acres of undeveloped land, two hotel properties, two apartment properties, one residential home portfolio consisting of 993 single-family rental homes, three investments in undeveloped land with approximately 1,000 developable acres, an investment in an office/retail property redevelopment, six investments in unconsolidated entities and three investments in real estate equity securities.

The business of the Combined Company will be operated through SOR OP and its subsidiaries and externally managed by the Advisor.

The Combined Company’s principal executive offices will continue to be located at 11766 Wilshire Blvd., Suite 1670, Los Angeles, California 90025, and its telephone number is (949) 417-6500.

The Merger

The Merger Agreement

On February 19, 2020, SOR II and the SOR Parties entered into the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus, and incorporated herein by reference. SOR II and SOR encourage you to carefully read the Merger Agreement in its entirety because it is the principal document governing the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides that the closing of the Merger will take place at 10:00 a.m. Eastern Time no later than the third business day following the date on which the last of the conditions to closing of the Merger has been satisfied or waived, or at such other place and date as may be agreed to in writing by SOR II and SOR.

The Merger

Subject to the terms and conditions of the Merger Agreement, at the completion of the Merger, SOR II will merge with and into Merger Sub, with Merger Sub surviving the Merger as the Surviving Entity, such that following the Merger, the Surviving Entity will continue as a wholly owned subsidiary of SOR. The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code.

[1]	Based on third-party appraisals as of October 31, 2019, with the exception of SOR’s acquisition of the single family portfolio, which is based on the acquisition price on November 4, 2019.

Consideration to be Received in the Merger

At the effective time of the Merger and by virtue of the Merger, each issued and outstanding share of SOR II Common Stock (or fraction thereof) will be cancelled and converted into the right to receive 0.9643 shares of SOR Common Stock (or fraction thereof).

Upon completion of the Merger, based on the number of shares of SOR Common Stock and SOR II Common Stock outstanding on the Record Date, continuing SOR stockholders will own approximately 70.5% of the issued and outstanding shares of the Combined Company’s common stock, and former SOR II stockholders will own approximately 29.5% of the issued and outstanding shares of the Combined Company’s common stock.

Reasons for the Merger

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the SOR II Board considered the recommendation of the SOR II Special Committee. The SOR II Special Committee, prior to making its unanimous recommendation, consulted with its independent legal and financial advisors. In deciding to declare advisable and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that SOR II stockholders vote to approve the Merger and the Charter Amendment, the SOR II Board and SOR II Special Committee considered a number of factors, including various factors that the SOR II Board and the SOR II Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. In the course of their evaluations of the proposed transactions, the SOR II Special Committee and the SOR II Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

A detailed discussion of the factors considered by the SOR II Special Committee and the SOR II Board in reaching their decisions to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement can be found in “The Merger—Recommendation of the SOR II Board and Its Reasons for the Merger” beginning on page 139.

In evaluating the Merger Agreement, Merger and the other transactions contemplated by the Merger Agreement, the SOR Board considered the recommendation of the SOR Special Committee. The SOR Special Committee, prior to making its unanimous recommendation, evaluated the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in consultation with its outside legal and financial advisors. In deciding to declare advisable and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the SOR Board and SOR Special Committee considered a number of factors, including various factors that the SOR Board and the SOR Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. A detailed discussion of certain factors considered by the SOR Special Committee and the SOR Board in reaching their decisions to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement can be found in the section entitled “The Merger—SOR’s Reasons for the Merger” beginning on page 144.

Recommendation of the SOR II Board

On February 19, 2020, after careful consideration, members of the SOR II Board, based on the unanimous recommendation of the SOR II Special Committee, (i) determined that the Merger, the SOR II Charter Amendment and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of SOR II, and that the Merger Agreement, the Merger and the other transactions contemplated by the

Merger Agreement are fair and reasonable to SOR II and on terms and conditions no less favorable to SOR II than those available from unaffiliated third parties, (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) directed that the Merger and the SOR II Charter Amendment be submitted to a vote of the SOR II stockholders. Certain factors considered by the SOR II Board in reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement can be found in “The Merger—Recommendation of the SOR II Board and Its Reasons for the Merger” beginning on page 139.

The SOR II Board recommends that SOR II stockholders vote (i) FOR the Merger Proposal, (ii) FOR the SOR II Charter Amendment Proposal and (iii) FOR the Adjournment Proposal.

Summary of Risks Related to the Merger

You should consider carefully the risk factors described below together with all of the other information included in this proxy statement/prospectus before deciding how to vote. The risks related to the Merger are described under “Risk Factors—Risks Related to the Merger” beginning on page 29. Certain of the risks related to the Merger, include, among others, the following:

•	The Merger Consideration will not be adjusted in the event of any change in the relative values of SOR II or SOR.

•

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed, which could result in the expenditure of significant unrecoverable transaction costs.

•	Failure to complete the Merger could negatively impact the future business and financial results of SOR II.

•

The pendency of the Merger, including as a result of the restrictions on the operation of SOR II’s and SOR’s business during the period between signing the Merger Agreement and the completion of the Merger, could adversely affect the business and operations of SOR II, SOR or both.

•	Some of the directors and executive officers of SOR II have interests in seeing the Merger completed that are different from, or in addition to, those of the SOR II stockholders.

•

The Merger Agreement prohibits SOR II from soliciting proposals after the Go Shop Period End Time and places conditions on its ability to accept a Superior Proposal, which may adversely affect SOR II stockholders.

•	SOR II and SOR each expect to incur substantial expenses related to the Merger.

•

The Merger is not a liquidity event for SOR II stockholders. Recently, neither SOR nor SOR II have satisfied all redemption requests under their respective share redemption programs. If future redemption requests exceed the amount of funding available under the Combined Company’s share redemption program and any additional funding made available under one or more self-tender offers, if any, the number of rejected redemption or repurchase requests will increase over time.

•	Following the Merger, SOR II stockholders will receive a lower dollar amount per share in monthly distributions if SOR continues to pay distributions at the current rate.

•	SOR II stockholders’ ownership interests will be diluted by the Merger.

•	Litigation challenging the Merger may increase transaction costs and prevent the Merger from becoming effective within the expected timeframe.

The SOR II Special Meeting

The SOR II Special Meeting will be held as a “virtual meeting” via live webcast at 10:00 a.m. Pacific Time on October 1, 2020. To be admitted to the live webcast for the SOR II Special Meeting you must register at www.proxydocs.com/pacoak by 2:00 p.m. Pacific Time on September 29, 2020. You will be asked to provide the control number located inside the shaded gray box on your proxy card. After completion of your registration by the registration deadline, further instructions, including a unique link to access the SOR II Special Meeting, will be emailed to you.

At the SOR II Special Meeting, the SOR II stockholders will be asked to consider and vote upon the following matters:

1.	a proposal to approve the Merger;

2.	a proposal to approve the SOR II Charter Amendment; and

3.

a proposal to adjourn the SOR II Special Meeting to solicit additional proxies in favor of the Merger Proposal and/or the SOR II Charter Amendment Proposal if there are not sufficient votes to approve the Merger Proposal and/or the SOR II Charter Amendment Proposal, if necessary and as determined by the chair of the SOR II Special Meeting.

Approval of the Merger Proposal and the SOR II Charter Amendment Proposal each requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of all of the votes cast on such proposal.

As of the Record Date, there were 30,063,748 shares of SOR II Common Stock outstanding, of which 1.1% were held by Excluded Holders. As of the Record Date, no shares of SOR II Common Stock other than those held by Excluded Holders were held by SOR II directors, executive officers or their affiliates. Although Excluded Holders are entitled to vote the shares of SOR II Common Stock owned by them on the SOR II Charter Amendment Proposal and the Adjournment Proposal, they are not entitled to vote such shares on the Merger Proposal.

Your vote as a SOR II stockholder is very important regardless of how many shares of SOR II Common Stock you own.

Opinion of SOR II Special Committee’s Financial Advisor

On February 19, 2020, SunTrust Robinson Humphrey rendered its oral opinion to the SOR II Special Committee (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated February 19, 2020) as to, as of February 19, 2020, the fairness, from a financial point of view, to the holders of SOR II Common Stock other than SOR, the Advisor and their respective affiliates of the Exchange Ratio in the Merger pursuant to the Merger Agreement.

SunTrust Robinson Humphrey’s opinion was directed to the SOR II Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of SOR II Common Stock other than SOR, the Advisor and their respective affiliates of the Exchange Ratio in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of SunTrust Robinson Humphrey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by SunTrust Robinson Humphrey in preparing its opinion. However, neither SunTrust Robinson Humphrey’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation as to, or otherwise address, how the SOR II Special Committee, the SOR II Board or any holder of SOR II Common Stock should act or vote with respect to any matter relating to the Merger or otherwise.

See “The Merger—Opinion of SOR II Special Committee’s Financial Advisor” beginning on page 145.

Stock Ownership of Directors and Executive Officers of SOR II

At the close of business on the Record Date, the executive officers and directors of SOR II collectively held beneficial interests in 336,315 shares of SOR II Common Stock, collectively representing approximately 1.1% of all the shares of SOR II Common Stock outstanding and entitled to vote. See “The Companies—Pacific Oak Strategic Opportunity REIT II, Inc.—Stock Ownership” beginning on page 112.

Directors and Management of the Combined Company After the Merger

The SOR Board currently consists of five directors and, upon the consummation of the Merger, all of the directors of SOR immediately prior to the effective time of the Merger are expected to comprise the board of directors of the Combined Company after the effective time of the Merger.

The executive officers of SOR immediately prior to the effective time of the Merger are expected to continue to serve as the executive officers of the Combined Company after the effective time of the Merger, with Keith D. Hall continuing to serve as the Chief Executive Officer, Peter McMillan III continuing to serve as Chairman of the Board and President and Michael A. Bender continuing to serve as Executive Vice President, Chief Financial Officer, Treasurer and Secretary. We note that SOR and SOR II currently have the same executive officers.

Interests of SOR II’s and SOR’s Directors and Executive Officers in the Merger

KBS Capital Advisors LLC (“KBS”), former external advisor to SOR and SOR II, owns shares of SOR Common Stock and SOR II Common Stock. Keith D. Hall and Peter McMillan III, two of the executive officers and directors of each of SOR II and SOR, share ownership and control of KBS with Charles J. Schreiber, Jr. In addition, two former executive officers of SOR and SOR II, Jeffrey K. Waldvogel and Stacie K. Yamane, continue to be employed by KBS or its affiliates. Messrs. Hall and McMillan also own shares of SOR Common Stock and SOR II Common Stock through Willowbrook Capital Group, LLC, an entity they own and control. See “The Companies—Pacific Oak Strategic Opportunity REIT, Inc. and Pacific Oak SOR II, LLC—Stock Ownership” beginning on page 70 and “The Companies—Pacific Oak Strategic Opportunity REIT II, Inc.—Stock Ownership” on beginning page 112 for more information.

In addition to their interests in the Merger as stockholders, some of SOR II and SOR directors and executive officers have interests in the Merger that differ from, or are in addition to, the interests of the SOR II stockholders. The SOR II Special Committee and the SOR II Board were each aware of these interests and considered them, among other things, in reaching their decision to approve the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement. Specifically, Keith D. Hall and Peter McMillan III control and indirectly own the Sponsor and the Advisor. Messrs. Hall and McMillan are also two of SOR II’s and SOR’s executive officers and directors. In addition, an executive officer of SOR and SOR II, Michael A. Bender, is employed by the Advisor or its affiliates. The Advisor earns fees from its advisory agreements with SOR II and SOR. The Merger may make it more likely that the Advisor will continue to earn fees with respect to SOR’s and SOR II’s assets, as compared to other strategic alternatives for SOR II (such as a sale of SOR II’s assets to a third party for cash).

Relationship of SOR II and SOR

The Sponsor, which is the sponsor of both SOR and SOR II, is controlled and owned by Keith D. Hall and Peter McMillan III. The Sponsor is the sole owner of Pacific Oak Advisors LLC, which is the advisor to both SOR II and SOR. Messrs. Hall and McMillan are two of the executive officers and directors of each of SOR II and SOR. The Advisor is owned and controlled by the Sponsor.

Indemnification and Insurance

For a period of six years after the effective time of the Merger, pursuant to the terms of the Merger Agreement and subject to certain limitations, SOR will, and will cause the Surviving Entity to, indemnify, defend and hold harmless the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of SOR II or any of the SOR II subsidiaries for any action or omission or alleged action or omission at or prior to the effective time of the Merger, including with respect to the transactions contemplated by the Merger Agreement. SOR and Merger Sub have agreed that, for a period of six years after the effective time of the Merger, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger, and advancement of expenses, provided in the governing documents of SOR II or similar organizational documents or agreements of any subsidiary of SOR II and any indemnification agreements of SOR II will survive the Merger and will continue in full force and effect in accordance with their terms. For a period of six years after the effective time of the Merger, the organizational documents of SOR and the Surviving Entity and the organizational documents of any applicable subsidiary of SOR or SOR II will not have indemnification and director and officer liability limitation provisions less favorable than such provisions in the SOR II or the SOR II OP organizational documents, or, if applicable, similar organizational documents or agreements of any subsidiary of SOR II.

SOR II will use commercially reasonable efforts to obtain extended reporting period coverage under SOR II’s existing directors’ and officers’ liability insurance policies, or the substantial equivalent of such coverage, for a period of six years after the effective time of the Merger, to be effective as of the effective time of the Merger, for a cost not in excess of three times the current annual premiums for such insurance. If SOR II is unable to obtain such coverage using commercially reasonable efforts, then SOR may, at its option, authorize a higher premium for SOR II to obtain such coverage or authorize a scope of coverage that provides coverage that is the substantially equivalent of or superior to the coverage currently available under SOR II’s existing directors’ and officers’ liability insurance policies. In any case, if SOR II is unable to obtain such extended coverage under the foregoing parameters, then SOR or the Surviving Entity will continue to maintain in effect, for a period of six years after the effective time of the Merger, directors’ and officers’ liability insurance with coverage at least as favorable as SOR II’s existing directors’ and officers’ liability insurance policies; provided, however, that neither SOR nor the Surviving Entity shall be required to pay annual premiums for such insurance in excess of three times the most recent annual premiums paid by SOR II for such insurance. SOR and the Surviving Entity will not take any action to terminate or modify the terms of any such extended reporting period coverage.

Dissenters’ and Appraisal Rights in the Merger

No dissenters’ or appraisal rights or rights of objecting stockholders will be available with respect to the Merger.

Conditions to Completion of the Merger

As more fully described in this proxy statement/prospectus and the Merger Agreement, the obligation of each of SOR II and SOR to complete the Merger and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or, to the extent permitted by law, waiver by the applicable party, at or prior to the effective time of the Merger, of a number of closing conditions. These conditions include, among other things:

•	approval by SOR II stockholders of the Merger and SOR II Charter Amendment;

•	receipt of opinions of counsel concerning certain tax matters;

•

the absence of any judgment, injunction, order or decree issued by any governmental authority of competent jurisdiction prohibiting the consummation of the Merger, and the absence of any law that has been enacted, entered, promulgated or enforced by any governmental authority after the date of the Merger Agreement that prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•

the registration statement of which this proxy statement/prospectus is a part having been declared effective by the SEC, no stop order suspending the effectiveness of such registration statement having been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not withdrawn; and

•	the truth and accuracy of the representations and warranties of each party made in the Merger Agreement as of the closing, subject to certain materiality standards.

Neither SOR II nor SOR can give any assurance as to when or if all of the conditions to the consummation of the Merger will be satisfied or waived or that the Merger will occur. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 183 for more information.

Regulatory Approvals Required for the Merger

SOR II and SOR are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.

SOR II Go Shop Period; Acquisition Proposals

Until the Go Shop Period End Time, which ended at 11:59 p.m. (New York City time) on April 4, 2020, under certain specified circumstances, SOR II, its subsidiaries and their respective representatives had the right to:

•

initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, including by way of (A) contacting third parties, (B) broadly disseminating public disclosure or (C) providing access to the properties, offices, assets, books, records and personnel of SOR II and its subsidiaries and furnishing non-public information pursuant to one or more acceptable confidentiality agreements, provided that SOR II had previously or contemporaneously provided access to such non-public information to SOR;

•

enter into, continue or otherwise participate in any discussions or negotiations with any person relating to an Acquisition Proposal, or in furtherance of such inquiries, proposals, offers or other actions or to obtain, an Acquisition Proposal;

•	release any person from, or refrain from enforcing, any standstill agreement or similar obligation to SOR II or its subsidiaries; or

•

disclose to the SOR II stockholders any information required to be disclosed under applicable law; provided, however, that to the extent any such disclosure addresses the Merger or an Acquisition Proposal, such disclosure would be deemed to be an Adverse Recommendation Change if the disclosure has the effect of withdrawing or adversely modifying, or is not accompanied by an express public re-affirmation of the recommendation of the SOR II Board in favor of the Merger and the SOR II Charter Amendment.

Following the signing of the Merger Agreement, at the direction and on behalf of the SOR II Special Committee, representatives of SunTrust Robinson Humphrey solicited interest in an alternative transaction in accordance with the go shop provisions of the Merger Agreement. In connection with the solicitation of interest, SunTrust Robinson Humphrey representatives contacted 57 potential buyers. Three parties signed non-disclosure agreements and were provided access to a data room with SOR II information relevant to the go shop process, but all three parties thereafter declined to continue with the process. SunTrust Robinson Humphrey had a telephonic meeting with one additional party, which party decided not to proceed.

No Solicitation and Change in Recommendation with Acquisition Proposal

Beginning at the Go Shop Period End Time, except as described below, the Merger Agreement provides that SOR II may not, and will cause its subsidiaries not to, initiate, solicit, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any persons relating to any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

At any time after the Go Shop Period End Time and prior to obtaining the necessary approvals of the SOR II stockholders, SOR II may, if and only to the extent that the SOR II Special Committee has either determined that an Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that an Acquisition Proposal could reasonably be expected to lead to a Superior Proposal:

•

provide information in response to a request by a person who has made a written Acquisition Proposal that did not result from a breach by SOR II of the non-solicitation provisions in the Merger Agreement; and

•	engage or participate in any discussions or negotiations with any person who has made such a written Acquisition Proposal.

At any time prior to obtaining the necessary approvals of the SOR II stockholders, SOR II has the right, upon receipt of a written Acquisition Proposal that constitutes a Superior Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, to give notice of its intention to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal and/or effect an Adverse Recommendation Change, subject to the following conditions:

•	the foregoing determination must have been upon the determination that failing to take such action would be inconsistent with the SOR II directors’ duties under applicable law;

•

SOR II must have notified SOR in writing that the SOR II Board intends to take such action at least five business days in advance of effecting an Adverse Recommendation Change, which notice must specify in reasonable detail the reasons for such action and a description of the material terms of the Superior Proposal and attach the most current version of such proposal; and

•

during the five business days after SOR received such notice, SOR II must have offered to negotiate with SOR with respect to making adjustments to the terms of the Merger Agreement so that the subject Superior Proposal no longer was a Superior Proposal.

For more information regarding the limitations on SOR II, the SOR II Board and the SOR II Special Committee to consider other proposals, see “The Merger Agreement—Covenants and Agreements” beginning on page 185.

Termination of the Merger Agreement

SOR II and SOR may, by written consent, mutually agree to terminate the Merger Agreement before completing the Merger, even after the approval of SOR II stockholders.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either SOR II (with prior approval of the SOR II Special Committee) or SOR (with prior approval of the SOR Special Committee) if any of the following occur, each subject to certain exceptions:

•	the Merger has not occurred on or before the Outside Date;

•

there is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the Merger Agreement; or

•	if the approval of the SOR II stockholders of the Merger and SOR II Charter Amendment has not been obtained at the SOR II Special Meeting at which a vote is taken on the matters.

The Merger Agreement may also be terminated prior to the effective time of the Merger by SOR (with the prior approval of the SOR Special Committee) upon either of the following, each subject to certain exceptions:

•

SOR II shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would result in a failure of SOR II to satisfy certain closing conditions, and (B) cannot be cured or, if curable, is not cured by SOR II by the earlier of 20 days following written notice of such breach or failure from SOR to SOR II and two business days before the Outside Date; or

•

if, at any time prior to obtaining the necessary approvals of the SOR II stockholders, the SOR II Board has made an Adverse Recommendation Change or if SOR II shall have violated any of its non-solicitation obligations described in “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with an Acquisition Proposal.”

The Merger Agreement may also be terminated prior to the effective time of the Merger by SOR II (with the prior approval of the SOR II Special Committee) upon either of the following:

•

any of the SOR Parties shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would, result in a failure of SOR to satisfy certain closing conditions, and (B) cannot be cured or, if curable, is not cured by SOR by the earlier of 20 days following written notice of such breach or failure from SOR II to SOR and two business days before the Outside Date subject to certain exceptions; or

•

if, at any time prior to obtaining the necessary approvals of the SOR II stockholders, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the Merger Agreement, so long as the termination fee payment described in “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expense Reimbursement” below is made in full to SOR prior to or concurrently with such termination.

For more information regarding the rights of SOR II and SOR to terminate the Merger Agreement, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 195.

Termination Fee and Expense Reimbursement

All expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will generally be paid by the party incurring such expenses, provided that SOR II and SOR will share equally the filing fees for the registration statement on Form S-4 of which this proxy statement/prospectus forms a part as may be required to consummate the transactions contemplated by the Merger Agreement. Additionally, upon termination of the Merger Agreement in certain circumstances, the Merger Agreement provides for (i) the payment of a termination fee to SOR by SOR II of $4,640,000 (in the case of termination to accept a Superior Proposal in connection with the go shop provisions of the Merger Agreement) or $9,280,000 (in connection with termination to accept a Superior Proposal thereafter or a termination as a result of SOR II violating its non-solicitation obligations) and (ii) in the case of a termination as a result of a breach, the breaching party to reimburse the non-breaching party for up to $3,000,000 of the non-breaching party’s expenses.

See “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 196 for more information on the termination fees that could be payable by SOR II to SOR.

Material U.S. Federal Income Tax Consequences of the Merger

SOR II and SOR intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the Merger is conditioned on the receipt by SOR and SOR II of an opinion from its respective tax counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, a holder of shares of SOR II Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of SOR Common Stock in exchange for shares of SOR II Common Stock in connection with the Merger.

For further discussion of certain U.S. federal income tax consequences of the Merger and the ownership and disposition of SOR Common Stock, see “U.S. Federal Income Tax Considerations” beginning on page 155. SOR II stockholders should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Merger and the ownership and disposition of SOR Common Stock.

Accounting Treatment of the Merger

SOR prepares its financial statements in accordance with U.S. generally accepted accounting principles, which we refer to herein as “GAAP.” The Merger will be treated as an business combination under GAAP. See “Accounting Treatment” on page 178 for more information.

Comparison of Rights of SOR II Stockholders and SOR Stockholders

At the effective time of the Merger, SOR II stockholders will become SOR stockholders and, accordingly, their rights will be governed by the SOR Charter and SOR bylaws and the laws of the state of Maryland. The SOR Charter and SOR bylaws contain certain provisions that are different from the SOR II Charter and SOR II bylaws.

For a summary of certain differences between the rights of SOR II stockholders and SOR stockholders, see “Comparison of Rights of the SOR II stockholders and the SOR stockholders” beginning on page 210.

Selected Historical Financial Information of SOR

Presented below is the selected historical consolidated financial data of SOR as of and for the periods indicated. The selected historical consolidated financial data of SOR for the quarter ended March 31, 2020 and each of the years ended December 31, 2019, 2018, 2017, 2016 and 2015 has been derived from SOR’s historical audited consolidated financial statements for such periods.

You should read the historical financial information together with the financial statements included in this proxy statement/prospectus and their accompanying notes beginning on page F-1 and SOR management’s discussion and analysis of operations and financial condition of SOR included in SOR’s Annual Report on Form 10-K for the year ended December 31, 2019, attached as Annex F to this proxy statement/prospectus, and SOR’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, attached as Annex G to this proxy statement/prospectus, which should all be read together.

	As of March 31,	As of December 31,
	2020	2019	2018	2017	2016	2015
Balance sheet data
Total real estate and real estate-related investments, net	$819,484	$840,918	$765,855	$640,681	$1,111,714	$850,364
Total assets	1,042,919	1,041,242	1,004,989	1,101,574	1,310,116	1,004,214
Total notes and bonds payable, net	698,688	673,663	655,472	603,043	950,624	547,323
Total liabilities	756,697	736,757	711,025	836,073	1,014,566	585,565
Redeemable common stock	—	—	—	4,518	—	9,859
Mezzanine equity	27,322	27,097	—	—	—	—
Total equity (1)	258,900	277,388	293,964	260,983	295,550	408,790

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2020	2019	2018	2017	2016	2015
Operating data
Total revenues	$24,601	$93,158	$95,787	$140,714	$134,244	$112,128
(Loss) income from continuing operations attributable to common stockholders	(17,972)	(17,282)	33,546	210,644	(28,918)	2,444
(Loss) income from continuing operations per common share—basic and diluted	$(0.27)	$(0.26)	$0.57	$3.77	$(0.50)	$0.04
Net (loss) income attributable to common stockholders	(17,972)	(17,282)	33,546	210,644	(28,918)	2,444
Net (loss) income per common share—basic and diluted	$(0.27)	$(0.26)	$0.57	$3.77	$(0.50)	$0.04
Other data
Cash flows (used in) provided by operating activities	$(1,520)	$(4,156)	$2,143	$13,432	$26,656	$25,855
Cash flows (used in) provided by investing activities	(15,731)	(31,013)	(89,061)	673,323	(306,495)	6,758
Cash flows provided by (used in) financing activities	29,788	(41,555)	(126,875)	(374,634)	311,875	(25,083)
Distributions declared	$596	$1,721	$162,694	$203,809	$21,844	$22,280
Distributions declared per common share (2)	0.01	0.03	3.00	3.89	0.38	0.38
Weighted-average number of common shares outstanding, basic and diluted	66,041,776	66,443,585	58,738,732	55,829,708	58,273,335	59,656,667

(1)

Upon adoption of ASU No. 2016-01 on January 1, 2018, SOR recorded a $25.1 million cumulative effect adjustment to retained earnings related to the unrealized gain on real estate equity securities previously reported in accumulated other comprehensive income prior to January 1, 2018. Additionally, as a result of the adoption of ASC 610-20 on January 1, 2018, SOR recorded a cumulative effect adjustment to increase retained earnings by $2.5 million to recognize the deferred gain from the sale of 102 developable acres at Park Highlands that closed on May 1, 2017, as control of the sold acres had transferred to the buyers at closing.

(2)

During 2015, 2016, and the first, second and third quarters of 2017, 2018 and 2019, the SOR Board declared distributions on a quarterly basis based on SOR’s income, cash flow and investing and financing activities. Investors could choose to receive cash distributions or purchase additional shares under the dividend reinvestment plan. During the fourth quarter of 2017, a special dividend was declared based on the sale of the Singapore Portfolio. During the fourth quarter of 2018, the special dividend was declared primarily in connection with a deemed sale of land to a taxable REIT subsidiary, which triggered a significant amount of capital gain in 2018.

Selected Historical Financial Information of SOR II

Presented below is the selected historical consolidated financial data of SOR II as of and for the periods indicated. The selected historical consolidated financial data of SOR II for the quarter ended March 31, 2020 and each of the years ended December 31, 2019, 2018, 2017, 2016 and 2015 has been derived from SOR II’s historical audited consolidated financial statements for such periods.

You should read the historical financial information together with the financial statements included in this proxy statement/prospectus and their accompanying notes beginning on page F-1 and SOR management’s discussion and analysis of operations and financial condition of SOR II included in SOR II’s Annual Report on Form 10-K for the year ended December 31, 2019, attached as Annex D to this proxy statement/prospectus and SOR II’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, attached as Annex E to this proxy statement/prospectus, which should all be read together.

	As of March 31,	As of December 31,
	2020	2019	2018	2017	2016	2015
Balance sheet data
Total real estate and real estate-related investments, net	$502,814	$503,617	$518,836	$533,940	$320,765	$113,345
Total assets	532,491	543,483	562,478	582,515	383,214	139,729
Total notes payable, net	326,236	325,995	326,543	328,351	208,581	60,836
Total liabilities	353,276	353,241	358,040	360,606	221,125	67,895
Redeemable common stock	—	—	—	2,611	2,121	1,092
Total equity	179,215	190,242	204,438	219,298	159,968	70,742

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2020	2019	2018	2017	2016	2015
Operating data
Total revenues	$13,371	$68,741	$70,282	$51,968	$31,320	$17,025
Class A Common Stock:
Net loss attributable to common stockholders	(6,216)	(4,458)	(13,729)	(1,480)	(5,421)	(1,861)
Net loss per common share—basic and diluted	(0.35)	(0.25)	(0.77)	(0.09)	(0.41)	(0.25)
Class T Common Stock:
Net loss attributable to common stockholders	(4,254)	(3,041)	(9,779)	(1,792)	(1,069)	(195)
Net loss per common share—basic and diluted	(0.35)	(0.25)	(0.82)	(0.18)	(0.45)	(0.38)
Other data
Cash flows (used in) provided by operating activities	$(2,578)	$(95)	$4,615	$8,829	$704	$434
Cash flows (used in) provided by investing activities	(6,445)	5,398	(20,042)	(203,399)	(221,728)	(69,467)
Cash flows (used in) provided by financing activities	(2,100)	(8,685)	7,232	182,497	242,784	80,598
Distributions declared	—	3,379	5,007	3,920	1,027	—
Distributions declared per common share—Class A	$—	$0.112	$0.191	0.191	$0.202	$0.120
Distributions declared per common share—Class T	$—	$0.112	$0.138	$0.098	$0.123	$—
Stock dividends declared per common share	—	—	0.018	0.020	0.035	0.100
Weighted-average number of common shares outstanding, basic and diluted—Class A	17,879,627	17,949,301	17,775,503	16,096,216	13,158,129	7,553,934
Weighted-average number of common shares outstanding, basic and diluted—Class T	12,241,151	12,241,271	11,864,178	9,797,325	2,377,436	509,329

Selected Unaudited Pro Forma Condensed Combined Financial Information of the Combined Company

The following tables set forth selected unaudited pro forma condensed combined financial information of the Combined Company after giving effect to the Merger. The unaudited pro forma condensed combined statements of income of the Combined Company for the three months ended March 31, 2020 and the year ended December 31, 2019 give effect to the Merger as if it had occurred on January 1, 2019, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet of the Combined Company as of March 31, 2020 gives effect to the Merger as if it had occurred on March 31, 2020.

The unaudited pro forma condensed combined financial statements of the Combined Company were prepared using the business combination method of accounting, with SOR considered the accounting acquirer of SOR II. Under the business combination method of accounting, the purchase price is allocated to the underlying SOR II tangible and intangible assets acquired and liabilities assumed based on their respective fair values.

The unaudited pro forma condensed combined financial information should be read in conjunction with (i) the more detailed unaudited pro forma condensed combined financial information of the Combined Company, including the notes thereto, appearing in this proxy statement/prospectus and (ii) the historical consolidated financial statements of SOR and SOR II, including the notes thereto, which are attached as Annexes D, E, F and G to this proxy statement/prospectus.

The unaudited pro forma combined financial information of the Combined Company is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the transactions described above had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements.

	As of March 31, 2020
	SOR Historical	SOR II Historical	Pro Forma Merger Adjustments	Combined Pro Forma Total
Balance Sheet Data:
Total real estate and real estate-related investments, net	$819,484	$502,814	$148,618	$1,470,916
Total assets	1,042,919	532,491	162,797	1,738,207
Total notes payable, net	698,688	326,236	(3,088)	1,021,836
Total liabilities	756,697	353,276	5,392	1,115,365
Mezzanine equity	27,322	—	—	27,322
Total equity	258,900	179,215	157,405	595,520

	For the Three Months Ended March 31, 2020
	SOR Historical	SOR II Historical	Pro Forma Merger Adjustments	Combined Pro Forma Total
Operating Data:
Total revenues	$24,601	$13,371	$(124)	$37,848
Net loss attributable to common stockholders	(17,972)	(10,470)	(455)	(28,897)
Net loss per common share—basic and diluted	(0.27)	(0.35)	N/A	(0.30)

	For the Year Ended December 31, 2019
	SOR Historical	SOR II Historical	125 John Carpenter	2200 Paseo Verde	Pro Forma Merger Adjustments	Combined Pro Forma Total
Operating Data:
Total revenues	$93,158	$68,741	$(10,818)	$(1,347)	$(250)	$149,484
Net loss attributable to common stockholders	(17,282)	(7,499)	(15,350)	(4,027)	(6,370)	(50,528)
Net loss per common share—basic and diluted	(0.26)	(0.25)	N/A	N/A	N/A	(0.53)

Unaudited Comparative Per Share Information

The following table sets forth as of and for the three months ended March 31, 2020 and the year ended December 31, 2019, selected per share information for SOR II Common Stock and SOR Common Stock on an historical basis and for the Combined Company on a pro forma basis after giving effect to the Merger, accounted for as a business combination. The information in the table is unaudited. You should read the tables below together with the historical consolidated financial statements and related notes of SOR II and SOR, which are attached as Annexes D, E, F and G to this proxy statement/prospectus.

	SOR Historical	SOR II Historical	Pro Forma Fully Combined
As of March 31, 2020
Book value per share of common stock	$3.74 (1)	$5.96 (2)		$6.06
For the three months ended March 31, 2020
Distributions declared per share of common stock	$0.01	$—	$	n/a
Loss per share from continuing operations	$(0.27)	$(0.35)		$(0.30)
For the year ended December 31, 2019
Distributions declared per share of common stock	$0.03	$0.112	$	n/a
Loss per share from continuing operations	$(0.26)	$(0.25)		$(0.53)

(1)

The book value per share of SOR Common Stock is a calculation using amounts derived from SOR’s consolidated balance sheet, and is calculated as (1) total assets, (2) minus total liabilities and mezzanine equity, (3) divided by the total number of shares of SOR Common Stock outstanding. The book value of SOR Common Stock is not intended to reflect the value of SOR’s assets upon an orderly liquidation of SOR, in accordance with SOR’s investment objectives.

(2)

The book value per share of SOR II Common Stock is a calculation using amounts derived from SOR II’s consolidated balance sheets, and is calculated as (1) total assets, (2) minus total liabilities, (3) divided by the total number of shares of SOR II Common Stock outstanding. The book value of SOR II Common Stock is not intended to reflect the value of SOR II’s assets upon an orderly liquidation of SOR II, in accordance with SOR II’s investment objectives.

The pro forma Combined Company net income (loss) per share for the three months ended March 31, 2020 and the year ended December 31, 2019 includes the combined net income (loss) per share of SOR II and SOR on a pro forma basis as if the transaction was consummated on January 1, 2019 and, with respect to net book value per share of common stock, on March 31, 2020.

The SOR pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus.

Comparative Market Price Data and Distribution Data

Neither the SOR II Common Stock nor the SOR Common Stock is listed on an exchange, and there is no established public trading market for shares of the SOR II Common Stock or the SOR Common Stock.

SOR II’s Distribution Data

For SOR II, distributions declared, distributions paid and cash flow provided by operations during 2019 and the first quarter of 2020 were as follows (in thousands, except per share amounts):

	Distributions Declared (1)	Distributions Declared Per Class A Share (1) (2)	Distributions Declared Per Class T Share (1) (2)	Distributions Paid (3)			Cash Flows (Used in) Provided by Operations
Period				Cash	Reinvested	Total
First Quarter 2019	$1,206	$0.040	$0.040	$550	$899	$1,449	$(3,111)
Second Quarter 2019	724	0.024	0.024	276	448	724	2,899
Third Quarter 2019	724	0.024	0.024	285	439	724	2,065
Fourth Quarter 2019	725	0.024	0.024	292	432	724	(1,948)
First Quarter 2020	—	—	—	107	135	242	(2,578)

	$3,379	$0.112	$0.112	$1,510	$2,353	$3,863	$(2,673)

(1)

Distributions for the period from January 2019 through February 2019 were based on monthly record dates and were calculated at a rate of $0.01598333 per share per month. Distributions for March 2019 through December 2019 were based on the monthly record date and were calculated at a rate of $0.00799167 per share on the outstanding shares of all classes of SOR II Common Stock as of monthly record dates.

(2)	Assumes share was issued and outstanding each day that was a record date for distributions during the period presented.
(3)	Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid on or about the first business day of the following month.

For the year ended December 31, 2019, SOR II paid aggregate distributions of $3.6 million, including $1.4 million distributions paid in cash and $2.2 million of distributions reinvested through the SOR II DRP. SOR II’s net loss attributable to common stockholders for the year ended December 31, 2019 was $7.5 million and cash flow used in operations was $0.1 million. For the quarter ended March 31, 2020, SOR II paid aggregate distributions of $0.2 million including $0.1 million distributions paid in cash and $0.1 million of distributions reinvested through the SOR II DRP. SOR II’s net loss attributable to common stockholders for the three months ended March 31, 2020 was $10.5 million and cash flow used in operations was $2.6 million. SOR II funded its total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $3.9 million of prior period cash flow from operating activities in excess of distributions paid.

SOR’s Distribution Data

For SOR, distributions declared, distributions paid and cash flows provided by operations were as follows during 2019 and the first quarter of 2020 (in thousands, except per share amounts):

	Distribution Declared	Distributions Declared Per Share	Distributions Paid			Cash Flows (Used in) Provided by Operations
Period			Cash	Reinvested	Total
First Quarter 2019	$578	$0.0086	$292	$286	$578	$(7,573)
Second Quarter 2019	573	0.0086	295	278	573	4,159
Third Quarter 2019	570	0.0086	299	271	570	1,270
Fourth Quarter 2019	—	—	—	—	—	(2,012)
First Quarter 2020	596	0.0086	305	262	567	(1,520)

	$2,317	$0.0344	$1,191	$1,097	$2,288	$(5,676)

On March 7, 2019, the SOR Board authorized a distribution in the amount of $0.00860000 per share of SOR Common Stock to stockholders of record as of the close of business on March 14, 2019. SOR paid this distribution on March 19, 2019 and this was the only distribution declared during the first quarter of 2019.

On May 13, 2019, the SOR Board authorized a distribution in the amount of $0.00860000 per share of SOR Common Stock to stockholders of record as of the close of business on June 14, 2019. SOR paid this distribution on June 19, 2019 and this was the only distribution declared during the second quarter of 2019.

On August 8, 2019, the SOR Board authorized a distribution in the amount of $0.00860000 per share of SOR Common Stock to stockholders of record as of the close of business on September 13, 2019. SOR paid this distribution on September 18, 2019 and this was the only distribution declared during the third quarter of 2019.

On January 23, 2020, the SOR Board authorized a distribution in the amount of $0.00860000 per share of SOR Common Stock to stockholders of record as of the close of business on January 29, 2020. SOR paid this distribution on January 29, 2020 and this was the only distribution declared during the first quarter of 2020.

For the year ended December 31, 2019, the SOR paid aggregate distributions of $1.7 million, including $0.9 million of distributions paid in cash and $0.8 million of distributions reinvested through the SOR DRP. SOR’s net loss attributable to common stockholders for the year ended December 31, 2019 was $17.3 million and cash flow used in operations was $4.2 million. For the three months ended March 31, 2020, SOR paid aggregate distributions of $0.6 million, including $0.3 million of distributions paid in cash and $0.3 million of distributions reinvested through the SOR DRP. SOR’s net loss attributable to common stockholders for the three months ended March 31, 2020 was $18.0 million and cash flows used in operations were $1.5 million. SOR’s cumulative distributions paid and net income attributable to common stockholders from inception through March 31, 2020 were $195.4 million and $151.4 million, respectively. SOR has funded its cumulative distributions paid, which includes net cash distributions and distributions reinvested by stockholders, with proceeds from debt financing of $18.7 million, proceeds from the dispositions of property of $83.4 million and cash provided by operations of $93.3 million.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 35, you should carefully consider the following risks before deciding how to vote your shares at the SOR II Special Meeting. In addition, you should read and consider the risks associated with each of the businesses of SOR II and SOR because these risks will also affect the Combined Company. These risks can be found in the respective Annual Reports on Form 10-K for the year ended December 31, 2019 and subsequent Quarterly Reports on Form 10-Q of SOR II and SOR, which are attached as Annexes to this proxy statement/prospectus. You should also read and consider the other information included or incorporated by reference in this proxy statement/prospectus, including the Annexes. See “Where You Can Find More Information” beginning on page  212.

Risks Related to the Merger

The Merger Consideration will not be adjusted in the event of any change in the relative values of SOR II or SOR.

Upon the consummation of the Merger, each outstanding share of SOR II Common Stock (or fraction thereof) will be converted automatically into the right to receive 0.9643 shares of SOR Common Stock (or fraction thereof). The Exchange Ratio will not be adjusted before or after consummation of the Merger. Except as expressly contemplated in the Merger Agreement, no change in the Merger Consideration will be made for any reason, including the following:

•	changes in the respective businesses, operations, assets, liabilities and prospects of SOR II and SOR;

•	changes in the estimated value per share of either the shares of SOR II Common Stock or SOR Common Stock;

•	interest rates, general market and economic conditions, market and economic conditions in specific geographic regions, and other factors generally affecting the businesses of SOR II and SOR;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which SOR II and SOR operate;

•	dissident stockholder activity, including any stockholder litigation challenging the transaction; and

•	acquisitions, disposals or new development opportunities.

It is possible that the global Covid-19 pandemic has adversely affected the value of SOR’s assets more than it has adversely affected the value of SOR II’s assets. For example, SOR owns more undeveloped land than SOR II, and the impact of Covid-19 on the value of undeveloped land may be greater than the impact on developed real estate.

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed, which could result in the expenditure of significant unrecoverable transaction costs.

The Merger Agreement is subject to many conditions, which must be satisfied or waived in order to complete the Merger. The mutual conditions of the parties include, among others, the approval by the SOR II stockholders of the Merger and SOR II Charter Amendment. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including, among others: (a) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other customary exceptions); (b) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers); (c) the absence of any change, event, circumstance or development arising during the period from the date of the Merger Agreement until the effective time of the Merger that has had or would have a material adverse effect on the other party; (d) the receipt of an opinion of counsel of the other party to the effect that such party has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT; and (e) the receipt of an opinion of counsel of each party to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 183.

There is no assurance that the conditions to closing of the Merger will be satisfied or waived or that the Merger will be completed. Failure to consummate the Merger may adversely affect SOR II’s or SOR’s results of operations and business prospects for the following reasons, among others: (i) each of SOR II and SOR has incurred and will continue to incur certain transaction costs, regardless of whether the Merger closes, which could adversely affect each company’s financial condition, results of operations and ability to make distributions to its stockholders, and (ii) the Merger, whether or not it closes, will divert the attention of certain management and other key employees of SOR II and SOR from ongoing business activities, including the pursuit of other opportunities that could be beneficial to SOR II or SOR, respectively. In addition, SOR II or SOR may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Merger is not completed by the Outside Date. If the Merger is not consummated, the ongoing business of SOR II could be adversely affected. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 195.

Failure to complete the Merger could negatively impact the future business and financial results of SOR II.

If the Merger is not completed, the ongoing business of SOR II could be materially and adversely affected because SOR II will still have to pay certain costs relating to the proposed Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees. Furthermore, the proposed Merger may divert the focus of SOR II management and resources from operational matters and other strategic opportunities while working to implement the Merger.

The pendency of the Merger, including as a result of the restrictions on the operation of SOR II’s and SOR’s business during the period between signing the Merger Agreement and the completion of the Merger, could adversely affect the business and operations of SOR II, SOR, or both.

In connection with the pending Merger, some business partners or vendors of each of SOR II and SOR may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of SOR II and SOR, regardless of whether the Merger is completed. In addition, due to operating covenants in the Merger Agreement, each of SOR II and SOR may be unable, during the pendency of the Merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Some of the directors and executive officers of SOR II have interests in seeing the Merger completed that are different from, or in addition to, those of the SOR II stockholders.

Some of the directors and executive officers of SOR and SOR II have interests in seeing the Merger completed that are different from, or in addition to, those of the SOR II stockholders. Specifically, Keith D. Hall and Peter McMillan III control and indirectly own Pacific Oak Holding Group LLC, SOR I’s and SOR II’s sponsor since November 1, 2019. The Sponsor is the sole owner of the Advisor, SOR I’s and SOR II’s advisor since November 1, 2019. Messrs. Hall and McMillan are also two of SOR I’s and SOR II’s executive officers and directors. The Advisor earns fees from its advisory agreements with SOR I and SOR II. The Merger may make it more likely that the Advisor will continue to earn fees with respect to SOR’s and SOR II’s assets, as compared to other strategic alternatives for SOR II (such as a sale of SOR II’s assets to a third party for cash).

SOR II is seeking approval of its stockholders of the SOR II Charter Amendment, which would remove substantive and procedural protections relating to Roll-Up Transactions such as the Merger.

SOR II is seeking approval of its stockholders of the SOR II Charter Amendment. If adopted, this proposal would remove substantive and procedural protections relating to Roll-Up Transactions, which would eliminate certain protections that would have applied to the Merger. For example, as part of the Roll-Up Transaction, SOR II would be required to provide stockholders certain rights including the right to remain as a stockholder of SOR II and preserve their interests therein on the same terms and conditions as existed previously, or to receive cash in an amount equal to the stockholders pro rata share of the appraised value of the net assets of SOR II, even if the SOR II Board concludes that the Roll-Up Transaction would be in SOR II’s best interests. Because the Merger is conditioned on approval of the SOR II Charter Amendment, the SOR II stockholders will not be entitled to the benefit of these protections in connection with the Merger.

The Merger Agreement prohibits SOR II from soliciting proposals after the Go Shop Period End Time, and places conditions on its ability to negotiate and accept a Superior Proposal, which may adversely affect SOR II stockholders.

In the Merger Agreement, SOR II agreed that, beginning as of the Go Shop Period End Time, it will be subject to restrictions relating to, among other things, the initiation, solicitation, knowing encouragement or facilitation of any inquiries, offers or other actions that constitute or may reasonably be expected to lead to an Acquisition Proposal. In addition, the Merger Agreement provides for (i) the payment of a termination fee to SOR by SOR II of $4,640,000 (in the case of termination to accept a Superior Proposal in connection with the go shop provisions of the Merger Agreement) or $9,280,000 (to accept a Superior Proposal thereafter). These restrictions could discourage a potential competing acquirer of SOR II or could result in a competing Acquisition Proposal being at a lower price than it might otherwise be.

SOR II and SOR each expect to incur substantial expenses related to the Merger.

SOR II and SOR each expect to incur substantial expenses in connection with completing the Merger and integrating the properties and operations of SOR II that SOR is acquiring with those of SOR. Although SOR II and SOR each has assumed that a certain level of transaction expenses would be incurred, there are a number of factors beyond the control of each company that could affect the total amount or the timing of such expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction expenses associated with the Merger could, particularly in the near term, exceed the savings that SOR expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings following the completion of the Merger.

The ownership positions of SOR and SOR II stockholders will be diluted by the Merger.

The Merger will result in SOR II stockholders having an ownership stake in the Combined Company that is smaller than their current stake in SOR II. Upon completion of the Merger, based on the number of shares of SOR Common Stock and SOR II Common Stock outstanding on the Record Date, continuing SOR stockholders will own approximately 70.5% of the issued and outstanding shares of the Combined Company’s common stock, and SOR II stockholders will own approximately 29.5% of the issued and outstanding shares of the Combined Company’s common stock. Consequently, SOR II stockholders will have less influence over the management and policies of the Combined Company following the Merger than they currently exercise over the management and policies of SOR II.

Litigation challenging the Merger may increase transaction costs and prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

If any stockholder files a lawsuit challenging the Merger, SOR II and SOR can provide no assurances as to the outcome of any such lawsuit, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed-upon terms, such an injunction may prevent the completion of the Merger in the expected time frame, or may prevent it from being completed altogether. Whether or not any such plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operations of each company’s business.

Risks Related to the Combined Company Following the Merger

The Combined Company will have substantial indebtedness upon completion of the Merger.

In connection with the Merger, the Combined Company will assume or refinance certain indebtedness of SOR II and will be subject to risks associated with debt financing. As of March 31, 2020, SOR had $704.6 million of outstanding debt, comprised of $401.0 million of variable interest and $303.6 million of fixed interest loans. After giving effect to the Merger, the Combined Company’s total pro forma consolidated indebtedness will increase. Taking into account SOR’s and SOR II’s existing indebtedness, transaction expenses and the assumption or refinancing of indebtedness in the Merger, the Combined Company’s pro forma consolidated indebtedness as of March 31, 2020, after giving effect to the Merger, would be approximately $1.0 billion. The indebtedness of the Combined Company will be comprised of $730.3 million of variable interest loans and $303.6 million of fixed interest loans.

The Combined Company’s indebtedness could have important consequences to holders of its common stock, including SOR II stockholders who receive SOR Common Stock in the Merger, including:

•	the risk of a complete loss of your investment should the Combined Company become unable to pay its debts;

•	limiting the Combined Company’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements; and

•

requiring the use of a substantial portion of the Combined Company’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures, general corporate requirements and distributions to stockholders.

Following the Merger, the Combined Company may not pay regular distributions and, even if it does, the distribution rate is likely to be lower than the amount per share to which SOR II stockholders were previously accustomed.

Before the suspension of dividends in connection with signing the merger agreement and then in order to preserve cash and to reduce certain administrative burdens, SOR II was paying a higher dividend rate than SOR. Should the Combined Company resume paying regular distributions, SOR II investors should expect regular distribution rates to be lower than those previously paid by SOR II. There is no guarantee that the Combined Company will pay regular distributions, and all decisions regarding future distributions will remain entirely at the discretion of the Combined Company’s board of directors.

The historical and unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/ prospectus may not be representative of the Combined Company’s results following the effective time of the Merger, and accordingly, SOR II stockholders have limited financial information on which to evaluate the Combined Company.

The historical and unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the Combined Company’s financial position or results of operations that actually would have occurred had the Merger been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Combined Company. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the effective time of the Merger, including any future nonrecurring charges resulting from the Merger, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The unaudited pro forma condensed combined financial information presented elsewhere in this proxy statement/prospectus is based in part on certain assumptions regarding the Merger that SOR II and SOR believe are reasonable under the circumstances. SOR II and SOR can provide no assurances that the assumptions will prove to be accurate over time.

The Combined Company may incur adverse tax consequences if prior to the Merger, SOR II or SOR failed to qualify as a REIT for U.S. federal income tax purposes.

Each of SOR II and SOR has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the Merger, and the Combined Company intends to continue operating in such a manner following the Merger. None of SOR II or SOR has requested or plans to request a ruling from the Internal Revenue Service (the “IRS”) that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of SOR II or SOR may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of SOR II and SOR must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its REIT taxable income, excluding any net capital gains.

If SOR II or SOR (or, following the Merger, the Combined Company) loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

it would be subject to U.S. federal corporate income tax on its net income for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	it could be subject to the federal alternative minimum tax for taxable years prior to January 1, 2018 and possibly increased state and local taxes;

•

unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•

for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Following the Merger, the Combined Company will inherit any liability with respect to unpaid taxes of SOR II for any periods prior to the Merger. In addition, as described above, if SOR II failed to qualify as a REIT as of the Merger but the Combined Company nevertheless qualified as a REIT, in the event of a taxable disposition of a former SOR II asset during the five years following the Merger the Combined Company would be subject to corporate tax with respect to any built-in gain inherent in such asset as of the Merger.

As a result of all these factors, any of SOR II, SOR, or the Combined Company’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and have other material adverse effects on the Combined Company. In addition, for years in which the Combined Company does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if the Combined Company has qualified and continues to qualify as a REIT, it may be subject to some U.S. federal, state and local taxes on its income or property and, in certain cases, a 100% penalty tax, in the event it sells property as a dealer. Any U.S. federal, state or other taxes the Combined Company pays will reduce its cash available for distribution to stockholders. See “U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of SOR Common Stock—Taxation of the Combined Company” beginning on page 159.

If the Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the Merger is conditioned on the receipt by each of SOR II and SOR of an opinion of its counsel to the effect that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. However, these legal opinions will not be binding on the IRS or on the courts. If, for any reason, the Merger were to fail to qualify as a tax-free reorganization, then each SOR II stockholder generally would recognize gain or loss, as applicable, equal to the difference between (i) the Merger Consideration (i.e. the fair market value of the shares of SOR Common Stock) received by the SOR II stockholder in the Merger and (ii) the SOR II stockholder’s adjusted tax basis in its SOR II Common Stock.

The Combined Company may have difficulty providing liquidity to stockholders through its share redemption program or tender offers.

The Merger is not a liquidity event for SOR II or SOR stockholders. Recently, neither SOR nor SOR II have satisfied all redemption requests under their respective share redemption programs. In January 2019, SOR II exhausted funds available for redemptions under its share redemption program, other than special redemption requests submitted in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.” As a result, in 2019, SOR II redeemed a total of 277,452 shares in connection with ordinary redemption requests. In January 2020, SOR II again exhausted funds available for redemptions other than special redemptions. As of March 31, 2020, SOR II had outstanding and unfulfilled ordinary redemption requests representing 785,440 shares. With respect to SOR, other than special redemption requests, for the first, second, third and fourth quarters of 2019, it had unfulfilled requests to redeem 3,294,070, 3,782,675, 4,595,566 and 5,813,699 shares, respectively, or 94.2%, 94.9%, 95.7% and 96.8%, respectively, of the shares submitted for redemption, due to funding limitations. As of March 31, 2020, SOR had unfulfilled requests to redeem 6,163,265 Shares. As of March 31, 2020, SOR had $0.4 million available for redemptions in 2020, all of which is reserved exclusively for special redemptions.

Demand for liquidity by stockholders of the Combined Company following the Merger is unpredictable, but if it simply remains at 2019 and 2020 levels, the Combined Company will need to provide additional funding compared to prior years in order to meet demand. The Combined Company’s primary source for funding is currently expected to be a portion of the net proceeds from new ongoing public offerings as an NAV REIT and potential Israeli debt offerings, but there is no guarantee that the net proceeds raised will be sufficient to satisfy the demand for liquidity and other capital needs, such as capital expenditures and funds for new investments. If future redemption requests exceed the amount of funding available under the Combined Company’s share redemption program and any additional funding made available under one or more self-tender offers, if any, the number of rejected redemption or repurchase requests will increase over time.

Risks Related to an Investment in SOR

You should read and consider the risks associated with the business of SOR because these risks will also affect the Combined Company. These risks included, but are not limited to, SOR’s proposed conversion to a perpetual-life NAV REIT with an expanded share redemption program. These risks can be found in SOR’s Annual Report on Form 10-K for the year ended December 31, 2019 attached as Annex F to this proxy statement/prospectus and in SOR’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020 attached as Annex G to this proxy statement/prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus (including the Annexes), contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which SOR II and SOR operate and beliefs of, and assumptions made by, SOR II management and SOR management and involve uncertainties that could significantly affect the financial results of SOR II, SOR, or the Combined Company. Words such as “may,” “will,” “would,” “could,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving SOR II and SOR, including future financial and operating results, and the Combined Company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that SOR II and SOR expect or anticipate will occur in the future—including statements regarding future financial condition, results of operations, and business—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although SOR II and SOR believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, SOR II and SOR can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

•	the ability of SOR II to obtain the required stockholder approvals;

•	the satisfaction or waiver of other conditions in the Merger Agreement;

•	the risk that the Merger or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all;

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and that a termination under certain circumstances could cause SOR II to pay SOR a termination fee, as described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 195;

•	the ability of SOR to acquire and dispose of properties on attractive terms, including properties to be acquired in the Merger;

•	changes in national, regional and local economic conditions;

•	changes in financial markets and interest rates, or to the business or financial condition of SOR II, SOR, the Combined Company or their respective businesses;

•	the nature and extent of future competition;

•	the ability of SOR II, SOR and the Combined Company to maintain qualification as a REIT due to economic, market, legal, tax or other considerations;

•	availability to SOR II, SOR and the Combined Company of financing and capital; and

•

those additional risks and factors discussed in reports filed with the SEC, by SOR II and SOR from time to time, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

Should one or more of the risks or uncertainties described above or elsewhere in this proxy statement/prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus. All forward-

looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that SOR II, SOR or persons acting on their behalf may issue.

Neither SOR II nor SOR undertakes any duty to update any forward-looking statements appearing in this proxy statement/prospectus.

THE COMPANIES

Pacific Oak Strategic Opportunity REIT, Inc. and Pacific Oak SOR II, LLC

Set forth below is a description of the business of SOR. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “SOR,” “we,” “us” or “our” refer to Pacific Oak Strategic Opportunity REIT, Inc. and its consolidated subsidiaries.

Description of Business

SOR (formerly known as KBS Strategic Opportunity REIT, Inc.) was formed on October 8, 2008 as a Maryland corporation, elected to be taxed as a REIT beginning with the taxable year ended December 31, 2010 and intends to operate in such manner. As used in this section, the terms “we,” “our” and “us” refer to SOR and as required by context, SOR OP, Pacific Oak SOR BVI and their subsidiaries. KBS Capital Advisors LLC was previously our external advisor and on October 31, 2019, ceased to be our advisor or have any advisory responsibility to us immediately following the filing of our Quarter Report on Form 10-Q for the period ending September 30, 2019, which was filed on November 8, 2019. On November 1, 2019, the Advisor became our advisor. The Advisor manages our day-to-day operations and our portfolio of investments. The Advisor also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. The Advisor also provides asset-management, marketing, investor-relations and other administrative services on our behalf. We have sought to invest in and manage a diverse portfolio of real estate related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We conduct our business primarily through SOR OP and Pacific Oak SOR BVI, our wholly owned subsidiaries.

On January 8, 2009, we filed a registration statement on Form S-11 with the SEC to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public, of which 100,000,000 shares were registered in our primary offering and 40,000,000 shares were registered under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on November 14, 2012. We sold 56,584,976 shares of common stock in the primary offering for gross offering proceeds of $561.7 million. We continue to offer shares of common stock under the dividend reinvestment plan. As of March 31, 2020, we had sold 6,851,969 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $76.5 million. Also, as of March 31, 2020, we had redeemed 23,863,100 of the shares sold in our offering for $285.9 million. As of March 31, 2020, we had issued 25,976,746 shares of common stock in connection with special dividends. Additionally, on December 29, 2011 and October 23, 2012, we issued 220,994 shares and 55,249 shares of common stock, respectively, for $2.0 million and $0.5 million, respectively, in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act. On March 27, 2020, we issued 3,411,737 restricted shares of our common stock to KBS pursuant to a restricted stock agreement, dated as of March 27, 2020.

On March 2, 2016, Pacific Oak SOR BVI, our wholly owned subsidiary, filed a final prospectus with the Israel Securities Authority for a proposed offering of up to 1,000,000,000 Israeli new Shekels of Series A debentures (the “Debentures”) at an annual interest rate not to exceed 4.25%. On March 1, 2016, Pacific Oak SOR BVI commenced the institutional tender of the Debentures and accepted application for 842.5 million Israeli new Shekels. On March 7, 2016, Pacific Oak SOR BVI commenced the public tender of the Debentures and accepted 127.7 million Israeli new Shekels. In the aggregate, Pacific Oak SOR BVI accepted 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in both the institutional and public tenders at an annual interest rate of 4.25%. Pacific Oak SOR BVI issued the Debentures on March 8, 2016. The terms of the Debentures require five equal principal installment payments annually on March 1st of each year from 2019 to 2023.

On February 16, 2020, Pacific Oak SOR BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures (the “Series B Debentures”) to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

As of March 31, 2020, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property, three investments in undeveloped land with approximately 1,000 developable acres, one residential home portfolio consisting of 993 single-family homes and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities.

On January 22, 2020, we filed a registration statement on Form S-11 with the SEC to offer up to $1 billion in additional shares of our common stock. This new registration statement contemplates a proposed conversion of our company to a perpetual-life net asset value or “NAV” REIT that offers and sells shares of our common stock continuously through a number of distribution channels in ongoing public offerings, and seeks to provide increased liquidity to current and future stockholders through an expansion of our current share redemption program. See “Proposed NAV REIT Conversion” below for more information.

On February 19, 2020, we, Pacific Oak SOR II, LLC, an indirect subsidiary of ours, and Pacific Oak Strategic Opportunity REIT II, Inc. entered into the Merger Agreement with respect to the proposed Merger which is the subject of this proxy statement/prospectus.

Real Estate Investments

As of March 31, 2020, we owned six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, in the aggregate, approximately 3.0 million rentable square feet. As of March 31, 2020, these properties were 81% occupied. In addition, we owned one residential home portfolio consisting of 993 single-family homes and encompassing approximately 1.4 million rental square feet and one apartment property containing 317 units and encompassing approximately 0.3 million rentable square feet, which were 92% and 88% occupied, respectively as of March 31, 2020. We also owned three investments in undeveloped land with approximately 1,000 developable acres. The following table provides summary information regarding our properties as of March 31, 2020:

Property Location of Property	Date Acquired or Foreclosed on	Property Type	Rentable Square Feet	Total Real Estate at Cost (1) (in thousands)	Occupancy	Ownership %
Richardson Portfolio Richardson, TX	11/23/2011	Office/ Undeveloped Land	569,980	$46,275	78.2%	90.0%
Park Highlands (2) North Las Vegas, NV	12/30/2011	Undeveloped Land	—	35,802	N/A	100.0	% (2)
Park Centre Austin, TX	03/28/2013	Office	205,133	38,017	86.4%	100.0%
1180 Raymond (3) Newark, NJ	08/20/2013	Apartment	268,688	47,470	87.7%	100.0%
Park Highlands II (2) North Las Vegas, NV	12/10/2013	Undeveloped Land	—	27,373	N/A	100.0	% (2)
Richardson Land II Richardson, TX	09/04/2014	Undeveloped Land	—	3,418	N/A	90.0%
Crown Pointe Dunwoody, GA	02/14/2017	Office	509,792	95,902	77.6%	100.0%
The Marq Minneapolis, MN	03/01/2018	Office	522,656	95,664	83.1%	100.0%
City Tower Orange, CA	03/06/2018	Office	435,177	157,393	83.5%	100.0%

Property Location of Property	Date Acquired or Foreclosed on	Property Type	Rentable Square Feet	Total Real Estate at Cost (1) (in thousands)	Occupancy	Ownership %
Eight & Nine Corporate Centre Franklin, TN	06/08/2018	Office	315,299	79,840	80.4%	100.0%
Georgia 400 Center Alpharetta, GA	05/23/2019	Office	419,567	91,929	83.9%	100.0%
Single-Family Homes Portfolio (4) Multiple Locations	11/04/2019	Home	1,406,239	110,505	91.7%	100.0%

			4,652,531	$829,588

(1)	Total real estate at cost represents the total cost of real estate net of write-offs of fully depreciated/amortized assets.
(2)

We own 100% of the common members’ equity of Park Highlands and Park Highlands II. On September 7, 2016 and January 8, 2019, our subsidiary that owns a portion of Park Highlands and Park Highlands II, sold 820 units of 10% Class A non-voting preferred membership units for $0.8 million and 1,927 units of 10% Class A2 non-voting preferred membership units for $1.9 million, respectively, to accredited investors. The amount of the Class A non-voting preferred membership units raised, net of offering costs, is included in other liabilities on the accompanying consolidated balance sheets.

(3)	This apartment property has 317 units and has an average rentable square foot of 824 per unit.
(4)	This portfolio contains 993 single-family homes and has an average rentable square foot of 1,416 per home.

As of March 31, 2020, there were no tenants occupying 10% or more of our total rentable square footage. As of March 31, 2020, our real estate portfolio’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Insurance	25	$7,180	12.2%
Computer Systems Design	25	6,949	11.8%
Health Care and Social Services	16	6,924	11.8%

		$21,053	35.8%

(1)

Annualized base rent represents annualized contractual base rental income as of March 31, 2020, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

No other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time.

Portfolio Lease Expiration

The following table reflects the lease expiration of our owned properties, excluding apartment and single-family home leases, as of March 31, 2020:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (in thousands) (1)	% of Portfolio Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	% of Portfolio Rentable Square Feet Expiring
2020	58	$4,916	8.4%	280,148	11.7%
2021	54	5,906	10.1%	240,035	10.0%
2022	71	10,181	17.3%	385,901	16.1%
2023	49	6,258	10.7%	268,761	11.2%
2024	35	6,012	10.2%	219,157	9.1%
2025	28	6,495	11.1%	222,630	9.3%
2026	25	7,570	12.9%	275,482	11.5%
2027	15	2,580	4.4%	103,140	4.3%
2028	8	4,096	7.0%	183,511	7.7%
2029	12	2,046	3.5%	91,635	3.8%
Thereafter	15	2,692	4.4%	125,164	5.3%

Total	370	$58,752	100%	2,395,564	100%

(1)

Annualized base rent represents annualized contractual base rental income as of March 31, 2020, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

Real Estate-Related Investments

As of March 31, 2020, we owned three investments in real estate equity securities with a total book value of $64.0 million.

Investment Objectives and Strategies

General

We intend to invest in and manage a diverse portfolio of opportunistic real estate, real estate-related loans, real estate-related securities and other real estate-related investments. In particular, we are currently focused on acquiring properties with significant possibilities for short-term capital appreciation, such as those requiring development, redevelopment or repositioning or those located in markets with higher volatility, lower barriers to entry and high growth potential. We may acquire office, industrial, retail, hospitality, multi-family, single family home and other real properties, including existing or newly constructed properties or properties under development or construction. We also may invest in real estate-related loans, including but not limited to mortgage, bridge or mezzanine loans. Further, we may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise. We anticipate that the majority of our investments will be made in the United States, although we may also invest outside the United States to the extent that opportunities exist that may help us meet our investment objectives.

Our primary investment objectives are:

•	to provide you with attractive and stable returns; and

•	to preserve and return your capital contribution.

We plan to lease-up and stabilize existing assets. We plan to explore value-add opportunities for existing assets and seek to realize growth in the value of our investments by timing asset sales to maximize their value.

We also intend to actively pursue additional lending and investment opportunities that we believe will provide an attractive risk-adjusted return to our stockholders.

We believe that we are most likely to meet our investment objectives through the careful selection and underwriting of assets. When making an investment, we will emphasize the performance and risk characteristics of that investment, how that investment will fit with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives.

Although the foregoing represents our present investment focus and targets, we may adjust any of the foregoing based on real estate market conditions and investment opportunities. Our board may revise our investment policies, which we describe in more detail below, without the approval of our stockholders. Our conflicts committee will review our investment policies at least annually to determine whether our policies are in the best interests of our stockholders. Our charter requires that the conflicts committee include the basis for its determination in its minutes and in an annual report delivered to our stockholders. Our funds will be invested in accordance with our charter, which places numerous limitations on us with respect to the manner in which we may invest (see “—Charter-Imposed Investment Limitations”).

Investment Policies

Opportunistic Real Estate

We intend to invest in commercial properties, including but not limited to office, office-tech, retail, apartment, industrial and hotel properties, as well as property for development or redevelopment into commercial properties, such as land or vacant buildings, in each case, that have been identified as being opportunistic investments with significant possibilities for near-term capital appreciation. These properties will be identified as such because of their property-specific characteristics or their market characteristics. For instance, properties that may benefit from unique repositioning opportunities or for development or redevelopment or which are located in markets with higher volatility, lower barriers to entry and high growth potential may present appropriate investments for us.

We also own and intend to invest in single family homes. On November 4, 2019, we acquired Reven Housing REIT, Inc., a NASDAQ listed company prior to acquisition, focused on the single family rental space. The company’s portfolio consisted of 993 single family homes located in Memphis, Oklahoma City, Houston, Jacksonville, Atlanta and Birmingham. We intend to grow this portfolio in each of these markets and in other identified markets. The target markets will focus on workforce single family and 2-4 unit housing.

We will use an opportunistic investment strategy in which we will seek to invest in real estate that we believe may be developed, redeveloped or repositioned so that it will reach an optimum value after our acquisition or investment. We may acquire properties with lower tenant quality or low occupancy rates and reposition them by seeking to improve the property, tenant quality and occupancy rates and thereby increase lease revenues and overall property value. Further, we may invest in properties that we believe are an attractive value because all or a portion of the tenant leases expire within a short period after the date of acquisition and we intend to renew leases or replace existing tenants at the properties for improved tenant quality. We may invest in a wide variety of commercial properties, including, without limitation, office buildings, shopping centers, business and industrial parks, manufacturing facilities, apartment buildings, warehouses and distribution facilities, and motel and hotel properties. We may purchase land or properties that have been constructed and have operating histories, are newly constructed, are under development or construction, or are not yet developed. We may also acquire properties in markets that are depressed or overbuilt with the anticipation that, within our anticipated holding period, the markets will recover and favorably impact the value of these properties. Many of the markets where we will acquire properties may have low barriers to entry and higher volatility in real estate lease rates and sale prices. As a result of our flexibility to invest in a variety of types of commercial properties rather than in specific limited property types, our intent to target properties with significant possibilities for near-term capital appreciation, and our use of a higher degree of leverage, we believe that our investments generally will provide a rate of return superior to real estate programs that invest in a limited range of property types, have a longer anticipated holding period, utilize leverage to a lesser degree and/or employ more conservative investment strategies.

One factor in considering an investment will be providing cash distributions to our stockholders. However, because a significant factor in the valuation of income-producing real properties is their potential for future appreciation in value, we anticipate that the majority of properties we acquire will have the potential for both capital appreciation and increased cash flow from operations in order to provide cash distributions to stockholders.

We will generally hold fee title or a long-term leasehold estate in the properties we acquire. We may also invest in or acquire operating companies or other entities that own and operate assets that meet our investment objectives. We will make investments in other entities when we consider it more efficient to acquire an entity that already owns assets meeting our investment objectives than to acquire such assets directly. We may also participate with other entities (including affiliated entities) in property ownership through joint ventures, limited liability companies, partnerships and other types of common ownership.

Our advisor intends to diversify our real estate property investments by investment type, geographic region, investment size and investment risk. We will focus on markets where Pacific Oak-affiliated entities or a partner to us or our advisor has an established market presence, market knowledge and access to potential investments, as well as an ability to direct property management and leasing operations efficiently. We will review and change our target markets periodically in response to changing market opportunities and to maintain a diverse portfolio. Economic and real estate market conditions vary widely both region to region and among different property types within each region and submarket, and we intend to spread our investments both across regions and among the submarkets within regions.

Commercial Real Estate Investments.

The following procedures apply to our commercial real estate investments and tenants, including large multi-family properties, but do not necessarily apply to small multi-family properties (such as duplexes), single family homes, or residential tenants (for these types of assets the acquisition procedures will include the following when and where appropriate).

Conditions to Closing Real Property Investments. Our advisor will perform a diligence review on each property that we purchase. As part of this review, our advisor or a partner to us our advisor will obtain an environmental site assessment for each proposed acquisition (which at a minimum includes a Phase I environmental assessment). We will not close the purchase of any property unless we are generally satisfied with the environmental status of the property. Our investment policy currently provides that the purchase price of each property will not exceed its fair market value at the time of our acquisition of the property. We will also generally seek to condition our obligation to close the purchase of any investment on the delivery of certain documents from the seller or developer. Such documents include, where available:

•	plans and specifications;

•	surveys;

•	evidence of readily transferable title to the proposed investment property, subject to such liens and encumbrances as are acceptable to the Advisor;

•	title insurance policies; and

•	financial statements covering recent operations of properties that have operating histories.

Tenant Improvements. We anticipate that tenant improvements required at the time of our acquisition of a property will be funded from our offering proceeds and financings or from operating cash flow. However, at such time as a tenant of one of our properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract new tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space, which may be funded from borrowings and offering proceeds, including proceeds from our dividend reinvestment plan.

Terms of Leases. We expect that the vast majority of the leases we enter will provide for tenant reimbursement of operating expenses. Operating expenses typically include real estate taxes, special assessments, insurance, utilities, common area maintenance and some building repairs. We also intend to include provisions in our leases that increase the amount of base rent payable at various points during the lease term and/or provide for the payment of additional rent calculated as a percentage of a tenant’s gross sales above predetermined thresholds. However, the terms and conditions of any leases we acquire as part of an acquisition of a property or into which we enter with respect to the properties we acquire may vary substantially from those described. We will describe the terms of leases on properties we acquire by means of a supplement to this prospectus where and to the extent we believe such terms are material to a decision to purchase shares in this offering.

Tenant Creditworthiness. We will execute new tenant leases and tenant lease renewals, expansions and extensions with terms dictated by the current submarket conditions and the verifiable creditworthiness of each particular tenant. We will use a number of industry credit rating services to determine the creditworthiness of potential tenants and any personal guarantor or corporate guarantor of each potential tenant. The reports produced by these services will be compared to the relevant financial data collected from these parties before consummating a lease transaction. Relevant financial data from potential tenants and guarantors includes income statements and balance sheets for the current year and for prior periods, net worth or cash flow statements of guarantors and other information we deem relevant. Third-party brokers will handle the lease-up of our properties with the supervision, support and assistance of the Advisor asset manager that is responsible for managing the lease-up and operation of the property through its sale.

Investments in Real Estate-Related Loans

We may invest in real estate-related loans, including distressed debt, first and second mortgage loans, mezzanine loans, B-Notes, bridge loans, convertible mortgages, wraparound mortgage loans, construction mortgage loans and participations in such loans. We may structure, underwrite and originate the debt products in which we invest. Our underwriting process will involve comprehensive financial, structural, operational and legal due diligence to assess the risks of investments so that we can optimize pricing and structuring. By originating loans directly, we will be able to efficiently structure a diverse range of products.

We may sell some of the loans (or portions of the loans after separating them into tranches) that we originate to third parties for a profit. We expect to hold other loans (or portions of loans) for investment.

Described below are some of the types of loans we may originate or acquire:

Distressed Debt. Distressed debt may include sub- and non-performing real estate loans acquired from financial institutions and performing loans acquired from distressed sellers. We make these investments when we believe our underwriting, credit, financing and asset management experience will enable us to generate above-average risk-adjusted returns by resolving these distressed loans expeditiously through refinancings, negotiated repayments with borrowers or foreclosure and subsequent sale of the underlying property. A sub-performing loan is a loan with a very high loan-to-value ratio and a low debt service coverage ratio and that is likely to default at maturity because the property securing the loan cannot support a refinancing of the loan’s entire unpaid principal balance. A non-performing loan is a loan that is in default of its covenants, is past due in interest payments, or is past its final maturity date and has not been repaid. Sub- and non-performing loans are typically purchased at a discount to the note’s face amount.

In certain cases, we may invest in distressed debt in cases in which we do not expect the borrower to perform in accordance with the contractual terms, including the repayment of the principal amounts outstanding under the loans, the payment of interest at the stated amounts on the faces of the notes or the repayment of the loans upon their maturity dates. We may explore various strategies for these investments including the following: (i) negotiating with the borrowers for reduced payoffs, (ii) restructuring the terms of the loans, and (iii) enforcing our rights as lender under the loans and foreclosing on the collateral securing the loans. Ultimately, we may obtain title to properties securing our non-performing loan investments via foreclosure or deed-in-lieu proceedings, which are typically non-stabilized or otherwise not performing optimally.

Mortgage Loans. We may originate or acquire mortgage loans structured to permit us to (i) retain the entire loan or (ii) sell or securitize the lower yielding senior portions of the loan and retain the higher yielding subordinate investment (or vice-versa). We expect these loans to be secured by commercial properties and generally range in size from $5 million to $50 million, with exceptions, such as high-quality loans with low loan-to-value ratios. We may also acquire seasoned mortgage loans in the secondary market secured by single assets as well as portfolios of performing and sub-performing loans that were originated by third-party lenders such as banks, life insurance companies and other owners.

Second Mortgages. We may invest in second mortgages, which are loans secured by second deeds of trust on real property that is already subject to prior mortgage indebtedness, in an amount which, when added to the existing indebtedness, does not generally exceed 75% of the appraised value of the mortgage property.

B-Notes. B-Notes are junior participations in a first mortgage loan on a single property or group of related properties. The senior participation is known as an A-Note. Although a B-Note may be evidenced by its own promissory note, it shares a single borrower and mortgage with the A-Note and is secured by the same collateral. Though B-Note lenders have the same obligations, collateral and borrower as the A-Note lender, in most instances B-Note lenders are contractually limited in rights and remedies in the event of a default. The B-Note is subordinate to the A-Note by virtue of a contractual or intercreditor arrangement between the A-Note lender and the B-Note lender. For the B-Note lender to actively pursue its available remedies (if any), it must, in most instances, purchase the A-Note or maintain its performing status in the event of a default on the B-Note. The B-Note lender may in some instances require a security interest in the stock or partnership interests of the borrower as part of the transaction. If the B-Note holder can obtain a security interest, it may be able to accelerate gaining control of the underlying property, subject to the rights of the A-Note holder. These debt instruments are senior to the mezzanine debt tranches described below, though they may be junior to another junior participation in the first mortgage loan. B-Notes may or may not be rated by a recognized rating agency.

B-Notes typically are secured by a single property, and the associated credit risk is concentrated in that single property. B-Notes share certain credit characteristics with second mortgages in that both are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding first mortgage or the A-Note. Our management believes that B-Notes are one of the safest subordinated debt instruments because B-Notes share a single mortgage with the A-Note and, as a result, its position survives an event of foreclosure. After the A-Note is satisfied, any remaining recoveries go next to the B-Note holder.

Mezzanine Loans. The mezzanine loans we may originate or acquire will generally take the form of subordinated loans secured by a pledge of the ownership interests of an entity that directly or indirectly owns real property. We may hold senior or junior positions in mezzanine loans, such senior or junior position denoting the particular leverage strip that may apply.

We may require other collateral to provide additional security for mezzanine loans, including letters of credit, personal guarantees or collateral unrelated to the property. We may structure our mezzanine loans so that we receive a stated fixed or variable interest rate on the loan as well as a percentage of gross revenues and a percentage of the increase in the fair market value of the property securing the loan, payable upon maturity, refinancing or sale of the property. Our mezzanine loans may also have prepayment lockouts, penalties, minimum profit hurdles and other mechanisms to protect and enhance returns in the event of premature repayment.

These types of investments generally involve a lower degree of risk than an equity investment in an entity that owns real property because the mezzanine investment is generally secured by the ownership interests in the property-owning entity and, as a result, is senior to the equity. Upon a default by the borrower under the mezzanine loan, the mezzanine lender generally can take immediate control and ownership of the property-owning entity, subject to the senior mortgage on the property that stays in place in the event of a mezzanine default and change of control of the borrower.

These types of investments involve a higher degree of risk relative to the long-term senior mortgage secured by the underlying real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt.

Bridge Loans. We may offer bridge financing products to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of a given property. From the borrower’s perspective, shorter-term bridge financing is advantageous because it allows time to improve the property value through repositioning without encumbering it with restrictive long-term debt. The terms of these loans generally do not exceed three years.

Convertible Mortgages. Convertible mortgages are similar to equity participations. We may invest in and/or originate convertible mortgages if our directors conclude that we may benefit from the cash flow or any appreciation in the value of the subject property.

Wraparound Mortgages. A wraparound mortgage loan is secured by a wraparound deed of trust on a real property that is already subject to prior mortgage indebtedness, in an amount which, when added to the existing indebtedness, does not generally exceed 75% of the appraised value of the mortgage property. A wraparound loan is one or more junior mortgage loans having a principal amount equal to the outstanding balance under the existing mortgage loan, plus the amount actually to be advanced under the wraparound mortgage loan. Under a wraparound loan, we would generally make principal and interest payments on behalf of the borrower to the holders of the prior mortgage loans.

Construction Loans. Construction loans are loans made for either original development or renovation of property. Construction loans in which we would generally consider an investment would be secured by first deeds of trust on real property for terms of six months to two years.

Pre-development Loans and Land Loans. We may provide financing to fund the costs of property pre-development as well as land acquisitions. These loans are frequently done in conjunction with construction loans and are often structured as a component of the construction loan. Due to the complexity and underwriting requirements of a construction loan, borrowers often need to secure financing prior to being able to satisfy all of the requirements for the construction loan. Funds are used for acquisition of the land, pre-development and site work and to fund other costs until a guaranteed maximum construction price can be put into place. The terms of these loans generally do not exceed three years.

Loans on Leasehold Interests. Loans on leasehold interests are secured by an assignment of the borrower’s leasehold interest in the particular real property. These loans are generally for terms of six months to 15 years. Leasehold interest loans are either amortized over a period that is shorter than the lease term or have a maturity date prior to the date the lease terminates. These loans would generally permit us to cure any default under the lease.

Loans on Equity Interests. Loans on equity interests are typically made to the general partner or managing member of a newly-formed joint venture acquiring real estate and are often secured by an assignment of the borrower’s equity interest in the particular joint venture and/or a guaranty of payment. These loans are generally for terms of six months to five years. The terms of equity interest loans vary; they can have fixed repayment intervals or be repaid based on cash flow from the property the particular joint venture owns, or both. These loans would generally permit us to become a direct or indirect member of the particular joint venture if a default occurs. We may also originate an equity interest loan where a direct equity investment through a joint venture is not feasible or economical.

Fund Level or Corporate Level Debt. We may invest in various real estate or real estate-related ventures by providing financing to or purchasing the debt obligations of funds or corporate entities with a primary focus on the commercial real estate and real estate finance industries or with significant exposure to real estate, such as REITs, hotels and gaming companies.

Participations. Participation investments are investments in partial interests of loans of the type described above that are made and administered by third-party lenders.

Underwriting Loans. We will not make or invest in mortgage loans unless we obtain an appraisal of the underlying property, except for mortgage loans insured or guaranteed by a government or government agency. We will maintain each appraisal in our records for at least five years and will make it available during normal business hours for inspection and duplication by any stockholder at such stockholder’s expense. In addition to the appraisal, we will seek to obtain a customary lender’s title insurance policy or commitment as to the priority of the mortgage or condition of the title.

We will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property, including our borrowings, would exceed an amount equal to 85% of the appraised value of the property, unless we find substantial justification due to the presence of other underwriting criteria. We may find such justification in connection with the purchase of mortgage loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and in which the cost of the mortgage loan investment does not exceed the appraised value of the underlying property. Such mortgages may not be insured or guaranteed by the Federal Housing Administration, the Department of Veterans Affairs or another third party.

In evaluating prospective acquisitions and originations of loans, our management and our advisor will consider factors such as the following:

•	the ratio of the amount of the investment to the value of the property by which it is secured;

•	the amount of existing debt on the property and the priority thereof relative to our prospective investment;

•	the property’s potential for capital appreciation;

•	expected levels of rental and occupancy rates;

•	current and projected cash flow of the property;

•	potential for rental increases;

•	the degree of liquidity of the investment;

•	the geographic location of the property;

•	the condition and use of the property;

•	the property’s income-producing capacity;

•	the quality, experience and creditworthiness of the borrower; and

•	general economic conditions in the area where the property is located.

Our advisor will evaluate all potential loan investments to determine if the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. One of the real estate and debt finance professionals at our advisor or its subsidiary or their agent may inspect material properties during the loan approval process, if such an inspection is deemed necessary. Inspection of a property may be deemed necessary if that property is considered material to the transaction (such as a property representing a significant portion of the collateral underlying a pool of loans) or if there are unique circumstances related to such property such as recent capital improvements or possible functional obsolescence. We also may engage trusted third-party professionals to inspect properties on our behalf.

Most loans that we will consider for investment would provide for monthly payments of interest and some may also provide for principal amortization, although we expect that most of the loans in which we will invest will provide for payments of interest only during the loan term and a payment of principal in full at the end of the loan term.

Our loan investments may be subject to regulation by federal, state and local authorities and subject to laws and judicial and administrative decisions imposing various requirements and restrictions, including, among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, requiring disclosure to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. In addition, certain states have enacted legislation requiring the licensing of mortgage bankers or other lenders, and these requirements may affect our ability to effectuate our proposed investments in loans. Commencement of operations in these or other jurisdictions may be dependent upon a finding of our financial responsibility, character and fitness. We may determine not to make loans in any jurisdiction in which the regulatory authority believes that we have not complied in all material respects with applicable requirements.

Our charter does not limit the amount of gross offering proceeds that we may apply to loan investments. Our charter also does not place any limit or restriction on:

•	the percentage of our assets that may be invested in any type of loan or in any single loan; or

•	the types of properties subject to mortgages or other loans in which we may invest.

When determining whether to make investments in mortgage and other loans, we will consider such factors as: positioning the overall portfolio to achieve an optimal mix of real estate-related investments; the diversification benefits of the loans relative to the rest of the portfolio; the potential for the investment to deliver high current income and attractive risk-adjusted total returns; and other factors considered important to meeting our investment objectives. As discussed above, some of the loans we make will be sold shortly after origination.

Investments in Debt Securities

In addition to investments in properties, loans and equity securities (discussed below), we may also invest in real estate-related debt securities such as commercial and residential mortgage-backed securities and debt securities issued by other companies. We may invest in any residential and commercial mortgage-backed securities, collateralized debt obligations or other real estate-related debt security that we believe will provide an attractive risk-adjusted return. While we may invest in any debt-related securities, we expect that the majority of these investments would be commercial mortgage-backed securities or CMBS. A brief description of CMBS follows.

Commercial Mortgage-Backed Securities. CMBS, are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

CMBS are generally pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust’s income. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. The equity tranche, which is the “first loss” position, bears most of the risk associated with the collateral pool. It is possible for a relatively few number of defaults in the collateral pool to cause large losses for the equity tranche. However, if the collateral pool performs well, the equity tranche has a greater potential return than the more senior tranches, which typically have returns capped at the coupon rates of the notes created in the structure.

In addition to tranche seniority, the credit quality of CMBS depends on the credit quality of the underlying mortgage loans, the real estate finance market and the parties directly involved in the transaction, which is a function of factors such as:

•	the principal amount of the loans relative to the value of the related properties;

•	the mortgage loan terms (e.g. amortization);

•	market assessment and geographic location;

•	construction quality of the property;

•	the creditworthiness of the borrowers;

•	macroeconomic variables that affect the supply and demand for commercial real estate;

•	structural features of the transaction, such as subordination levels, advancing terms and other credit enhancements;

•	the originator of the loan and its motivation to sell it;

•	the underwriter and issuer of the transaction and their ability to trade and support it in the secondary markets; and

•	the servicers and trustees responsible for running and maintaining the transaction on a daily basis.

Ratings of Real Estate-Related Debt Securities. For mortgage-backed securities, the securitization process is governed by one or more of the rating agencies, including Fitch, Moody’s and Standard & Poor’s, who determine the respective bond class sizes, generally based on a sequential payment structure. Bonds that are rated from AAA to BBB by the rating agencies are considered “investment grade.” Bond classes that are subordinate to the BBB class are considered “non-investment grade.” The respective bond class sizes are determined based on the review of the underlying collateral by the rating agencies. The payments received from the underlying loans are used to make the payments on the securities. Based on the sequential payment priority, the risk of nonpayment for the AAA securities is lower than the risk of nonpayment for the non-investment grade bonds. Accordingly, the AAA class is typically sold at a lower yield compared to the non-investment grade classes that are sold at higher yields. We may invest in investment grade and non-investment grade classes.

We evaluate the risk of investment grade and non-investment grade mortgage-backed securities based on the credit risk of the underlying collateral and the risk of the transactional structure. The credit risk of the underlying collateral is crucial in evaluating the expected performance of an investment. Key variables in this assessment include rent levels, vacancy rates, supply and demand forecasts and tenant incentives (build-out incentives or other rent concessions) related to the underlying properties. We utilize third-party data providers to review loan level performance such as delinquencies and threats to credit performance. We also review monthly servicing reports of the master and special servicers as well as reports from rating agencies. We perform specific asset-level underwriting on all significant loans in the securities structure. We utilize sensitivity analysis and other statistical underwriting when evaluating the cash flows generated by a transaction. With respect to transactional structure, we assess the structure of a particular securities transaction as well as utilize third-party data providers for a structural sensitivity analysis. After assessing loan-level data and structural data, we combine this information to forecast expected cash flows, probability of default and loss given a default.

Investments in Equity Securities

We may make equity investments in funds or corporate entities with a primary focus on the commercial real estate and real estate finance industries or with significant exposure to real estate, such as REITs, hotels and gaming companies. We may purchase the common or preferred stock of these entities or purchase or write options with respect to their stock. We may eventually seek to acquire or gain a controlling interest in the companies that we target. We do not expect our non-controlling equity investments in other public companies to represent a substantial portion of our assets at any one time.

We may make investments in other entities when we consider it more efficient to acquire an entity that already owns assets meeting our investment objectives than to acquire such assets directly. We may also participate with other entities (including affiliated entities) in property ownership through joint ventures, limited liability companies, partnerships and other types of common ownership.

Other Possible Investments

Although we expect that most of our investments will be of the types described above, we may make other investments. In fact, we may invest in whatever types of assets that we believe are in our best interests. Although we can purchase any type of assets, our charter does limit certain types of investments. See “—Charter-Imposed Investment Limitations.” We do not intend to underwrite securities of other issuers.

Investment Decisions and Asset Management: The Pacific Oak Approach

The Advisor has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. Our conflicts committee will review our investment policies at least annually to determine whether our investment policies continue to be in the best interests of our common stockholders.

The Advisor believes that successful real estate investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management and timely disposition of those assets. As such, the Advisor has developed a disciplined investment approach that combines the experience of its team of real estate and debt finance professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The Advisor’s approach also includes active and aggressive management of each asset acquired. The Advisor believes that active management is critical to creating value. Our advisor develops a well-defined exit strategy for each investment we make and periodically performs a hold-sell analysis on each asset. These periodic analyses focus on the remaining available value enhancement opportunities for the asset, the demand for the asset in the marketplace, market conditions and our overall portfolio objectives to determine if the sale of the asset, whether via an individual sale or as part of a portfolio sale or merger, would generate a favorable return to our stockholders. Economic and market conditions may influence us to hold our assets for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions and asset positioning have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders.

Keith D. Hall and Peter McMillan III work together at the Advisor with their team of key real estate and debt finance professionals. These senior real estate and debt finance professionals have been through multiple real estate cycles in their careers and have the expertise gained through hands-on experience in acquisitions, originations, loan workouts, asset management, dispositions, development, leasing and property and portfolio management.

In an effort to both find better investment opportunities and enhance the performance of those investments, the Advisor will utilize a market-focused structure. The Advisor has divided the country into three or more regions: the Eastern, Central, Pacific Northwest, and Pacific Southwestern United States. Each region has a regional vice president who is responsible for executing our investment strategy. Asset managers are typically responsible for investments in only a few markets, which allows them to have in-depth knowledge of each market for which they are responsible. This focus also allows the asset managers to establish networks of relationships with each market’s leasing and investment brokers and owners. We believe this regionally-aligned organization that emphasizes local market knowledge provides better investment selection at acquisition, quicker lease-up of vacant space, better investment operating performance and more timely execution of a sale.

To execute our advisor’s disciplined investment approach, a team of its real estate and debt finance professionals takes responsibility for the business plan of each investment. The following practices summarize the Advisors’ investment approach:

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National Market Research—The investment team extensively researches the acquisition and/or origination and underwriting of each investment, utilizing both real time market data and the transactional knowledge and experience of the Advisors’ network of professionals.

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Underwriting Discipline—The Advisor follows a tightly controlled and managed process to examine all elements of a potential investment including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, income tax considerations and liquidity. Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with our advisor’s other real estate and debt finance professionals responsible for the asset. This team of experts reviews and develops comprehensive reports for each asset throughout the holding period.

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Risk Management—Risk management is a fundamental principle in our advisor’s construction of our portfolio and in the management of each investment. Diversification by investment type, geographic region, investment size and investment risk is critical to controlling portfolio-level risk. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. The Advisors’ real estate and debt finance professionals continuously review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

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Asset Management—Prior to the purchase of an individual asset or portfolio, the asset managers work closely with the regional president and the acquisition and underwriting teams to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Advisor reviews asset business strategies quarterly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. The Advisor designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

Joint Venture Investments

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) or participations for the purpose of obtaining interests in real estate properties and other real estate investments. We may also enter into joint ventures for the development or improvement of properties. Joint venture investments permit us to own interests in large properties and other investments without unduly restricting the diversity of our portfolio. In determining whether to invest in a particular joint venture, the Advisor will evaluate the real estate investments that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for the selection of our investments.

The Advisor will also evaluate the potential joint venture partner as to its financial condition, operating capabilities and integrity. We may enter into joint ventures with third parties or other Pacific Oak-sponsored programs or affiliated entities; however, we may only enter into joint ventures with other Pacific Oak-sponsored programs or affiliated entities if a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction concludes that the transaction is fair and reasonable to us and on substantially the same terms and conditions as those received by other joint venturers. At such time during the term of this offering that the Advisor believes that there is a reasonable probability that we will enter into a joint venture for the origination or acquisition of a significant investment, we will supplement this prospectus to disclose the terms of such proposed transaction. You should not rely upon such initial disclosure of any proposed transaction as an assurance that we will ultimately consummate the proposed transaction or that the information we provide in any supplement to this prospectus concerning any proposed transaction will not change after the date of the supplement.

We have not established the specific terms we will require in the joint venture agreements we may enter. Instead, we will establish the terms with respect to any particular joint venture agreement on a case-by-case basis after our board of directors considers all of the relevant facts, such as the nature and attributes of our other potential joint venture partners, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of our interest when compared to the interests owned by other partners in the venture. With respect to any joint venture we enter, we expect to consider the following types of concerns and safeguards:

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Our ability to manage and control the joint venture.—We will consider whether we should obtain certain approval rights in joint ventures we do not control. For proposed joint ventures in which we are to share control with another entity, we will consider the procedures to address decisions in the event of an impasse.

•	Our ability to exit a joint venture.—We consider requiring buy/sell rights, redemption rights or forced liquidation rights.

•

Our ability to control transfers of interests held by other partners to the venture.—We will consider requiring consent provisions, a right of first refusal and/or forced redemption rights in connection with transfers.

Borrowing Policies

We have financed the majority of our real estate and real estate-related investments with a combination of the proceeds we received from our initial public offering and debt. We used debt financing to increase the amount available for investment and to potentially increase overall investment yields to us and our stockholders. As of March 31, 2020, the weighted-average interest rate on our debt was 3.5%.

We borrow funds at both fixed and variable rates; as of March 31, 2020, we had $303.6 million and $401.0 million of fixed and variable rate debt outstanding, respectively. The weighted-average interest rates of our fixed rate debt and variable rate debt as of March 31, 2020 was 4.3% and 2.8%, respectively. The weighted-average interest rate represents the actual interest rate in effect as of March 31, 2020, using interest rate indices as of March 31, 2020, where applicable. As of March 31, 2020, we had entered into three separate interest rate caps with an aggregate notional of $175.6 million which effectively limits our exposure to increases in one-month LIBOR above certain thresholds.

In March 2016, we, through a wholly owned subsidiary, issued 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in 4.25% bonds to investors in Israel pursuant to a public offering registered in Israel. The bonds have a seven year term, with 20% of the principal payable each year from 2019 to 2023. We used the proceeds from the issuance of these bonds to make additional investments.

On February 16, 2020, Pacific Oak SOR BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

As of March 31, 2020, we had entered into two foreign currency collars to hedge against a change in the exchange rate of the Israeli new Shekel versus the U.S. Dollar. The foreign currency collars both expire in September 2020 and has Israeli new Shekels notional amounts of 380.0 million and 418.0 million. The 380.0 million foreign currency collar consists of a purchased call option to buy Israeli new Shekels at 3.70 and a sold put option to sell the Israeli new Shekels at 3.82. The foreign currency collar is intended to permit us to exchange, on the settlement date of the collar, 380.0 million Israeli new Shekels for an amount ranging from $99.5 million to $102.7 million. The 418.0 million foreign currency collar consists of a purchased call option to buy Israeli new Shekels at 3.5875 and a sold put option to sell the Israeli new Shekels at 3.725. The foreign currency collar is intended to permit us to exchange, on the settlement date of the collar, 418.0 million Israeli new Shekels for an amount ranging from $112.2 million to $116.5 million.

We have tried to spread the maturity dates of our debt to minimize maturity and refinance risk in our portfolio. In addition, a majority of our debt allows us to extend the maturity dates, subject to certain conditions. Although we believe we will satisfy the conditions to extend the maturity of our debt obligations, we can give no assurance in this regard. The following table shows the current and fully extended maturities, including principal amortization payments, of our debt as of March 31, 2020 (in thousands):

	Current Maturity	Extended Maturity
April 1, 2020 through December 31, 2020	$31,772	$31,772
2021	342,622	63,822
2022	76,898	116,975
2023	114,634	275,380
2024	24,137	102,113
Thereafter	114,504	114,505

	$704,567	$704,567

There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities to 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of March 31, 2020, our borrowings and other liabilities were both approximately 70% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

We do not intend to exceed the leverage limit in our charter. High levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors, and could also be accompanied by restrictive covenants. High levels of debt could also increase the risk of being unable to refinance when loans become due, or of being unable to refinance on favorable terms, and the risk of loss with respect to assets pledged as collateral for loans.

Except with respect to the borrowing limits contained in our charter, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost and availability of debt and equity capital, any investment opportunities, the ability of our investments to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to book value in connection with any change of our borrowing policies.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our real estate investments and the nature and level of credit enhancements supporting those investments. Our advisor and our executive officers will review and monitor credit risk and other risks of loss associated with each investment. In addition, we will seek to diversify our portfolio of assets to avoid undue geographic, industry and certain other types of concentrations. Our board of directors will monitor our overall portfolio risk and levels of provision for loss.

Interest Rate Risk Management. To the extent consistent with maintaining our qualification as a REIT, we will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to structure the key terms of our borrowings to generally correspond to the interest rate term of our assets and through interest rate hedging activities.

Hedging Activities. We may engage in hedging transactions to protect our investment portfolio from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as we determine is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our qualification as a REIT. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain debt agreements. We may elect to bear a level of interest rate risk that could otherwise be hedged when we believe, based on all relevant facts, that bearing such risk is advisable.

Equity Capital Policies. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. After you purchase shares in this offering, our board may elect to: (i) sell additional shares in this or future offerings, (ii) issue equity interests in private offerings, (iii) issue shares to our advisor, or its successors or assigns, in payment of an outstanding fee obligation, or (iv) issue shares of our common stock to sellers of assets we acquire in connection with an exchange of limited partnership interests of SOR OP. To the extent we issue additional equity interests after your purchase in this offering, whether in a follow-on offering, through our dividend reinvestment plan or otherwise, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional issuances and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Disposition Policies

The period that we will hold our investments will vary depending on the type of asset, interest rates and other factors. Our advisor has developed a well-defined exit strategy for each investment we have made and will continually perform a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return for our stockholders. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders. During the year ended December 31, 2019, we sold one office building, one retail property and one apartment property and there were no properties classified as held for sale as of December 31, 2019. There were no dispositions during the three months ended March 31, 2020. Additionally, during the year ended December 31, 2019, we liquidated our position in Whitestone REIT and sold 1,781,894 shares of its common stock. During the three months ended March 31, 2020, the Company sold 415,841 shares of common stock of Plymouth Industrial REIT for an aggregate sale price of $7.9 million. The disposition strategy is consistent with our objectives of acquiring opportunistic investments, improving the investments and timing asset sales to realize the growth in the value that was created during our hold period.

Charter-Imposed Investment Limitations

Our charter places the following limitations on us with respect to the manner in which we may invest our funds or issue securities:

•	incur debt such that it would cause our liabilities to exceed 75% of the aggregate cost of tangible assets owned by us, unless approved by a majority of the conflicts committee;

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invest more than 10% of our total assets in unimproved property or mortgage loans on unimproved property, which we define as property not acquired for the purpose of producing rental or other operating income or on which there is no development or construction in progress or planned to commence within one year;

•	make or invest in mortgage loans unless an appraisal is available concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency;

•

make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85% of the appraised value of such property as determined by appraisal, unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria;

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make an investment if the related acquisition and origination fees and expenses are not reasonable or exceed 6% of the contract purchase price for the asset or, in the case of a loan we originate, 6% of the funds advanced, provided that in either case the investment may be made if a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction approves such fees and expenses and determines that the transaction is commercially competitive, fair and reasonable to us;

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acquire equity securities unless a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable, provided that investments in equity securities in “publicly traded entities” that are otherwise approved by a majority of the board of directors (including a majority of the members of the conflicts committee) shall be deemed fair, competitive and commercially reasonable if we acquire the equity securities through a trade that is effected in a recognized securities market (a “publicly traded entity” shall mean any entity having securities listed on a national securities exchange or included for quotation on an inter-dealer quotation system) and provided further that this limitation does not apply to (i) acquisitions effected through the purchase of all of the equity securities of an existing entity, (ii) the investment in wholly owned subsidiaries of ours or (iii) investments in asset-backed securities;

•	invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

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invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

•	issue equity securities on a deferred payment basis or other similar arrangement;

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issue debt securities in the absence of adequate cash flow to cover debt service unless the historical debt service coverage (in the most recently completed fiscal year), as adjusted for known changes, is sufficient to service that higher level of debt as determined by the board of directors or a duly authorized executive officer;

•	issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance; or

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issue equity securities redeemable solely at the option of the holder, which restriction has no effect on our share redemption program or the ability of SOR OP to issue redeemable partnership interests.

In addition, our charter includes many other investment limitations in connection with conflict-of-interest transactions, which limitations are described above under “Risk Factors.” Our charter also includes restrictions on roll-up transactions, which are described under “Description of Capital Stock” below.

Investment Limitations to Avoid Registration as an Investment Company

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

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pursuant to Section 3(a)(1)(A), is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

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pursuant to Section 3(a)(1)(C), is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

We believe that neither we nor SOR OP are required to register as an investment company based on the following analysis. With respect to the 40% test, most of the entities through which we and SOR OP own our assets are majority-owned subsidiaries that will not themselves be investment companies and will not be relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the primarily engaged test, we and SOR OP are holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of SOR OP, we and SOR OP are primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

If any of the subsidiaries of SOR OP fail to meet the 40% test, we believe they will usually, if not always, be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Otherwise, they should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that any of the subsidiaries of SOR OP relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, and approximately an additional 25% of its assets in other types of real estate-related assets. If any subsidiary relies on Section 3(c)(5)(C), we expect to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Pursuant to the language of Section 3(c)(5)(C), we will treat an investment in real property as a qualifying real estate asset. The SEC staff, according to published guidance, takes the view that certain mortgage loans, participations, mezzanine loans and other types of real estate-related loans in which we intend to invest are qualifying real estate assets. Thus, we intend to treat these investments as qualifying real estate assets. The SEC staff has not published guidance with respect to the treatment of commercial mortgage backed securities for purposes of the Section 3(c)(5)(C) exemption. Unless we receive further guidance from the SEC or its staff with respect to residential or commercial mortgage backed securities, we intend to treat residential or commercial mortgage backed securities as a real estate-related asset.

If any subsidiary relies on Section 3(c)(5)(C), we expect to limit the investments that the subsidiary makes, directly or indirectly, in assets that are not qualifying assets and in assets that are not real estate-related assets. In 2011, the SEC issued a concept release indicating that the SEC and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage related instruments. To the extent that the SEC or its staff provides guidance regarding any of the matters bearing upon the exceptions we and our subsidiaries rely on from registration as an investment company, we may be required to adjust our strategy accordingly. Any guidance from the SEC or its staff could further inhibit our ability to pursue the strategies we have chosen.

Proposed NAV REIT Conversion

Background. Our board of directors and management team believe significant opportunities currently exist and have been monitoring the real estate and equity markets closely in order to find the best opportunities possible to maximize the return to our stockholders and provide additional liquidity for our stockholders. We currently believe the best opportunity for us to achieve these objectives is to pursue a strategy as a non-listed, perpetual-life company that (a) calculates the net asset value or “NAV” per share on a regular basis that is more frequent that annually (i.e., daily, monthly or quarterly), (b) offers and sells new shares of our common stock continuously through a number of distribution channels in ongoing public offerings, and (c) seeks to provide increased liquidity to current and future stockholders through an expansion of our current share redemption program. We refer to a REIT that operates in this manner as an “NAV REIT” and we refer to our proposed conversion to this mode of operation as the “Proposed NAV REIT Conversion.” As an NAV REIT, we believe we will be able to raise additional equity capital to diversify and grow our portfolio for the benefit of our stockholders, while at the same time providing increased liquidity to our stockholders in excess of what is currently offered.

Terms of Proposed NAV REIT Conversion. We summarize below our current intentions as to the principal terms of the Proposed NAV REIT Conversion. While we have described below our current intentions with respect to the Proposed NAV REIT Conversion, our board of directors may change any aspects of it without stockholder approval. Such changes may be deemed appropriate for a variety of reasons, including but not limited to regulatory, capital-raising or business considerations, all of which can change over time.

More Frequent NAV Calculations. We currently calculate the NAV of our shares once each calendar year. As an NAV REIT, we currently intend to calculate our NAV once per month, though we could decide to calculate it daily or quarterly. We believe more frequent NAV calculations will improve our ability to offer and repurchase our shares at the most fair prices, and also improve visibility and transparency into our performance.

Revised Share Redemption Program. As an NAV REIT, we believe we can (a) offer an expanded share redemption program, (b) have additional capital to fund redemptions, and (c) provide more frequent NAV per share calculations, which will provide stockholders with more information when making liquidity decisions and also allow more frequent and fair pricing under our share redemption program. As an NAV REIT, we intend to revise our share redemption program to allow us to make monthly redemptions with an aggregate value of up to 5% of our NAV each quarter. This would be a significant increase in maximum capacity compared to our current share redemption program, which limits redemptions of shares during any calendar year to no more than 5% of the weighted average number of shares outstanding during the prior calendar year. Our current share redemption program is also limited by funding restrictions that prevent us from redeeming the maximum number of shares permitted under the program. Because the actual level of redemptions under our share redemption program as an NAV REIT would also depend on our ability to fund redemptions and our other capital needs, we may not be able to make redemptions up to the maximum capacity permitted by the program. However, our intention is to increase our stockholders’ access to liquidity through an expansion of our current share redemption program. As an NAV REIT, we intend to repurchase shares under the share redemption program on a monthly basis at a price equal to the most recently disclosed monthly NAV, or at 95% of the most recently disclosed NAV if the shares have been held for less than a year; provided that for the first 90 days as an NAV REIT, no redemptions will be approved for any of our stockholders, in order to help us transition to our new share redemption program as a perpetual-life REIT.

Distributions and Dividend Reinvestment Plan. We currently declare distributions with quarterly record and payment dates. As an NAV REIT, we expect that we would modify our distribution policy to pay distributions monthly and have monthly record dates. We also expect to revise our dividend reinvestment plan so that we would sell shares at the most recent monthly NAV, rather than at the most recent annual NAV as we do now.

Ongoing Public Offerings Conducted through Pacific Oak Capital Markets Group, LLC. As an NAV REIT, we expect that we would conduct ongoing primary public offerings of our shares on a continuous basis through our affiliated dealer manager, Pacific Oak Capital Markets Group, LLC. Such offerings would likely include new classes of common stock, which would allow us to offer different classes of common stock with different combinations of upfront and ongoing commissions and other fees payable to our dealer manager and participating broker-dealers. We believe that having a number of different share classes with different distribution compensation structures will improve our ability to sell shares and raise capital in the current market. We currently intend to rename our unclassified shares of common stock as “Class I” shares and classify three new classes of common stock: Class T, S and D shares.

While we expect that the upfront and ongoing commissions and other fees payable to our dealer manager and participating broker-dealers in connection with these offerings would be borne by the new investors, our company would incur other offering expenses in connection with these offerings, which expenses would impact our current stockholders. These other offering expenses would include our legal, accounting, printing, mailing and filing fees, charges of our transfer agent, charges of our advisor and/or transfer agent for administrative services related to the issuance of shares in the offering, reimbursement of bona fide due diligence expenses, reimbursement of our advisor for costs in connection with preparing supplemental sales materials, the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees payable to participating broker-dealers hosting retail seminars and travel, meal and lodging costs for registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail seminars conducted by broker-dealers, legal fees of our dealer manager and promotional items. They could also include reimbursement to our dealer manager for wholesaling compensation expenses, though we do not currently intend to reimburse our dealer manager for such expenses.

Revised Advisory Fee Structure.

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Acquisition and Origination Fees and Expenses. Pursuant to our advisory agreement currently in effect with our advisor, we incur acquisition and origination fees payable to our advisor equal to 1.0% of the cost of investments acquired by us, or the amount funded by us to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments. We intend to eliminate this fee as part of the Proposed NAV REIT Conversion. This may represent significant savings, depending on our future investment activity. We intend to continue to reimburse our advisor for customary acquisition and origination expenses, whether or not we ultimately acquire the asset.

•

Fixed Asset Management Fee. Pursuant to our advisory agreement currently in effect with our advisor, we currently pay the advisor an asset management fee. With respect to investments in loans and any investments other than real property, the asset management fee is a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment, inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the fees and expenses related to the acquisition or funding of such investment, as of the time of calculation. With respect to investments in real property, the asset management fee is a monthly fee equal to one-twelfth of 0.75% of the sum of the amount paid or allocated to acquire the investment, inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment. For the 12 months ended December 31, 2019, the asset management fee was $8.2 million.

As part of the Proposed NAV REIT Conversion, we currently expect to replace the current asset management fee with a management fee with a fixed component equal to 1.25% of NAV per annum payable monthly. The impact of this change will depend on a number of factors, including our leverage and the value of our assets compared to the purchase price (both of which will be taken into account with the new fee structure, unlike the old fee structure), and is therefore impossible to predict over the long term, but we do not expect the change to be significant in the near term. By way of example only, if the aggregate NAV of our company for the 12 months ended December 31, 2019 were equal to the estimated net asset value of our company approved by our board of directors on December 17, 2019, this fixed component of the new advisory fee would have been approximately $0.5 million per month. By comparison, the existing asset management fee incurred by us for the 12 months ended December 31, 2019 was approximately $0.7 million per month.

Incentive Fee. As part of the Proposed NAV REIT Conversion, we currently expect to amend the SOR Advisory Agreement to replace our current incentive fee to the advisor with an annual performance fee equal to 15.0% of the Total Return, subject to a 6% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below). Such performance fee will be paid annually and accrue monthly. Specifically, the advisor will receive a performance fee in an amount equal to:

•

First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such annual Excess Profits until the total performance fee equals 6.0% of the sum of (x) the Hurdle Amount for that period and (y) any amount due to the advisor pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•	Second, to the extent there are remaining Excess Profits, 15.0% of such remaining Excess Profits.

“Total Return” for any period since the end of the prior calendar year shall equal the sum of:

(i) all distributions accrued or paid (without duplication) on our outstanding shares of common stock at the end of such period since the beginning of the then-current calendar year, plus

(ii) the change in aggregate NAV of such shares since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of shares, (y) any accrual to the performance fee and (z) applicable distribution fee expenses (including any payments made to us for payment of such expenses).

“Hurdle Amount” for any period during a calendar year means that amount that results in a 6% annualized internal rate of return on the NAV of outstanding shares of common stock at the beginning of the then-current calendar year and all shares of common stock issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such shares, and all issuances of shares of common stock over the period and calculated in accordance with recognized industry practices. The ending NAV of shares of common stock used in calculating the internal rate of return will be calculated before giving effect to any accrual to the performance fee and applicable distribution fee expenses.

Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.

“Loss Carryforward Amount” shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss Carryforward Amount shall at no time be less than zero. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the advisor’s performance fee. This is referred to as a “High Water Mark.”

In addition, immediately prior to the commencement of the NAV REIT conversion, we may compensate our advisor for performance since September 30, 2018, as part of a restructuring of the incentive fees we pay to our advisor.

Disposition Fees. Pursuant to our advisory agreement currently in effect with the advisor, for substantial assistance in connection with the sale of properties or other investments, we currently pay our advisor or its affiliates 1.0% of the contract sales price of each loan, debt-related security, real property or other investment sold (including residential or commercial mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction); provided, however, that if in connection with such disposition commissions are paid to third parties unaffiliated with our advisor, the fee paid to our advisor and its affiliates may not exceed the commissions paid to such unaffiliated third parties, and provided further that the disposition fees paid to our advisor, its affiliates and unaffiliated third parties may not exceed 6.0% of the contract sales price.

We intend to eliminate this fee as part of the Proposed NAV REIT Conversion. This may represent significant savings, depending on our future disposition activity.

Economic Dependency

We are dependent on our advisor for certain services that are essential to us, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations and leasing of our investment portfolio; and other general and administrative responsibilities. In the event that our advisor is unable to provide the respective services, we will be required to obtain such services from other sources.

Competitive Market Factors

The U.S. commercial real estate leasing markets remain competitive. We face competition from various entities for prospective tenants and to retain our current tenants, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants. As a result, those entities may have more flexibility than we do in their ability to offer rental concessions to attract and retain tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders may be adversely affected. We may also face competition from other entities that are selling assets. Competition from these entities may increase the supply of real estate investment opportunities or increase the bargaining power of real estate investors seeking to buy.

Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Compliance with Federal, State and Local Environmental Law

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

All of our real estate properties, other than properties acquired through foreclosure, were subject to Phase I environmental assessments at the time they were acquired. Some of the properties we have acquired are subject to potential environmental liabilities arising primarily from historic activities at or in the vicinity of the properties. Based on our environmental diligence and assessments of our properties and our purchase of pollution and remediation legal liability insurance with respect to some of our properties, we do not believe that environmental conditions at our properties are likely to have a material adverse effect on our operations.

Segments

We have invested in non-performing loans, opportunistic real estate and other real estate-related assets. In general, we intend to hold our investments in non-performing loans, opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of non-performing loans, opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, our management views non-performing loans, opportunistic real estate and other real estate-related assets as similar investments. Substantially all of our revenue and net income (loss) is from non-performing loans, opportunistic real estate and other real estate-related assets, and therefore, we currently aggregate our operating segments into one reportable business segment. We view single-family homes as a separate reportable segment.

Employees

We have no paid employees. The employees of the Advisor or its affiliates provide management, acquisition, disposition, advisory and certain administrative services for us.

Legal Matters

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

Stockholder Information

As of March 31, 2020, we had 69.3 million shares of common stock outstanding held by a total of approximately 13,000 stockholders. The number of stockholders is based on the records of DST Systems, Inc., who serves as our transfer agent.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets applicable suitability and minimum purchase requirements. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

Distribution Information

We declare distributions when our board of directors determines we have sufficient cash flow from operations, investment activities and/or strategic financings. We expect to fund distributions from interest and rental income on investments, the maturity, payoff or settlement of those investments and from strategic sales of loans, debt securities, properties and other assets.

As a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. In certain instances, we may sell properties outside of the safe harbor period and still be exempt from the 100% prohibited transaction tax because such properties were not held as “inventory.” Our board of directors intends to declare distributions quarterly based on cash flow from our investments. Our board of directors may also declare distributions to the extent we have asset sales or receipt of principal payments on our real estate-related investment.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Our distribution policy is not to pay distributions from sources other than cash flow from operations, investment activities and strategic financings. However, our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including proceeds from the issuance of securities, third-party borrowings, advances from our advisor or sponsors or from our advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders. Distributions declared during 2019 and 2018, aggregated by quarter, are as follows (dollars in thousands, except per share amounts):

	2019
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$578	$573	$570	$—	$1,721
Total Per Share Distribution	$0.0086	$0.0086	$0.0086	$—	$0.026
Rate Based on Initial Public Offering Purchase Price of $10.00 Per Share	0.09%	0.09%	0.09%	—	0.26%

	2018
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter (1)	Total
Total Distributions Declared	$1,034	$882	$870	$159,908	$162,694
Total Per Share Distribution	$0.016	$0.016	$0.016	$2.950	$2.998
Rate Based on Initial Public Offering Purchase Price of $10.00 Per Share	0.16%	0.16%	0.16%	(1)	(1)

(1)	The only distribution declared during the fourth quarter of 2018 was a special dividend.

The tax composition of our distributions paid during the years ended December 31, 2019 and 2018 was as follows:

	2019	2018
Ordinary Income	—%	—%
Return of Capital	100%	18%
Capital Gain	—%	82%

Total	100%	100%

In addition, for the three months ended March 31, 2020, we paid aggregate distributions of $0.6 million, including $0.3 million of distributions paid in cash and $0.3 million of distributions reinvested through the dividend reinvestment plan. Our net loss attributable to common stockholders for the three months ended March 31, 2020 was $18.0 million and cash flows used in operations were $1.5 million.

For more information with respect to our distributions paid, see Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Distributions” of our Annual Report on Form 10-K attached as Annex F and Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Distributions” of our Quarterly Report on Form 10-Q attached as Annex G.

Unregistered Sales of Equity Securities

During the year ended December 31, 2019, we did not sell any equity securities that were not registered under the Securities Act. The issuance of 3,411,737 shares of restricted stock to KBS on March 27, 2020 was unregistered and exempt from the registration provisions of the Securities Act of 1933, as amended, by virtue of Section 4(a)(2). The shares of restricted stock were issued as part of a negotiated payment of a subordinated performance fee due upon termination due to KBS, rather than for cash consideration.

Share Redemption Program

We have adopted a share redemption program that may enable stockholders to sell their shares to us in limited circumstances.

Pursuant to the share redemption program there are several limitations on our ability to redeem shares:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), we may not redeem shares until the stockholder has held the shares for one year.

•	During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

•

During any calendar year, we may redeem only the number of shares that we can purchase with the amount of net proceeds from the sale of shares under the our dividend reinvestment plan during the prior calendar year; provided, however, that this limit may be increased or decreased by us upon ten business days’ notice to our stockholders. To the extent that we redeem less than the number of shares that we can purchase in any calendar year with the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year plus any additional funds approved by us, such excess capacity to redeem shares during any calendar year shall be added to our capacity to otherwise redeem shares during the subsequent calendar year. Furthermore, during any calendar year, once we have received requests for redemptions, whether in connection with a stockholder’s death, “qualifying disability or “determination of incompetence”, or otherwise, that if honored, and when combined with all prior redemptions made during the calendar year, would result in the amount of remaining funds available for the redemption of additional shares in such calendar year being $1.0 million or less, the last $1.0 million of available funds shall be reserved exclusively for shares being redeemed in connection with a stockholder’s death, “qualifying disability or “determination of incompetence.” To the extent that, in the last month of any calendar year, the amount of redemption requests in connection with a stockholder’s death, “qualifying disability or “determination of incompetence” is less than the amount of available funds reserved for such redemptions in accordance with the previous sentence, any excess funds may be used to redeem shares not in connection with a stockholder’s death, “qualifying disability or “determination of incompetence” during such month.

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We may not redeem more than $3.0 million of shares in a given quarter (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”). To the extent that, in a given fiscal quarter, we redeem less than the sum of (a) $3.0 million of shares (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”) and (b) any excess capacity carried over to such fiscal quarter from a prior fiscal quarter as described below, any remaining excess capacity to redeem shares in such fiscal quarter will be added to our capacity to otherwise redeem shares (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”) during succeeding fiscal quarter. We may increase or decrease this limit upon ten business days’ notice to stockholders.

We may amend, suspend or terminate the program upon ten business days’ notice to our stockholders. We may provide notice to our stockholders by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

The proceeds from our dividend reinvestment plan in 2019 were $0.8 million. Therefore, in 2020 we may redeem no more than $0.8 million of shares in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.” To the extent extra capacity is available with respect to redemptions in the last month of 2020, such capacity will be made available for redemption of shares other than in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.”

Effective beginning with the month of February 2020, we have suspended (a) redemptions requested under the share redemption program in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”, until we and SOR II file with the SEC a registration statement on Form S-4 containing this proxy statement/prospectus for the proposed Merger, and (b) all other redemptions under the share redemption program until after the Merger closes.

During the year ended December 31, 2019 and the three months ended March 31, 2020, we fulfilled redemption requests eligible for redemption under our share redemption program and received in good order and funded redemptions under our share redemption program with the net proceeds from our dividend reinvestment plan and cash on hand. We redeemed shares pursuant to our share redemption program as follows:

Month	Total Number of Shares Redeemed	Average Price Paid Per Share (1)	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2019	—	$—	(2)
February 2019	13,633	$9.91	(2)
March 2019	253,283	$9.49	(2)
April 2019	11,327	$9.91	(2)
May 2019	38,577	$9.91	(2)
June 2019	218,744	$9.42	(2)
July 2019	20,028	$9.91	(2)
August 2019	8,567	$9.91	(2)
September 2019	215,486	$9.42	(2)
October 2019	43,240	$9.91	(2)
November 2019	15,662	$9.91	(2)
December 2019	198,740	$10.10	(2)
January 2020	44,025	$10.63	(2)
February 2020	—	$—	(2)
March 2020	—	$—	(2)

Total	1,081,312

(1)

On December 17, 2019, our board of directors approved an estimated value per share of our common stock of $10.63. The change in the redemption price became effective for the December 2019 redemption date and is effective until the estimated value per share is updated. We expect to update our estimated value per share no later than December 2020.

(2)

We limit the dollar value of shares that may be redeemed under the program as described above. During the three months ended March 31, 2020, we redeemed $0.5 million of common stock under the program, which represented all redemption requests received in good order and eligible for redemption through the March 2020 redemption date, except for the $57.0 million of shares in connection with redemption requests not made upon a stockholder’s death, “qualifying disability” or “determination of incompetence,” which redemption requests will be fulfilled subject to the limitations described above. Based on the Eleventh SRP, we have $0.4 million available for redemptions in the remainder of 2020, including shares that are redeemed in connection with a stockholders’ death, “qualifying disability” or “determination of incompetence,”.

In addition to the redemptions under the share redemption program described above, during the year ended December 31, 2019, we repurchased an additional 3,057 shares of our common stock at $9.41 per share for an aggregate price of $29,000.

Directors and Executive Officers

We have provided below certain information about our executive officers and directors.

Name	Position(s)	Age*
Keith D. Hall	Chief Executive Officer and Director	61
Peter McMillan III	Chairman of the Board, President and Director	62
Michael A. Bender	Chief Financial Officer, Treasurer and Secretary	60
William M. Petak	Independent Director	58
Eric J. Smith	Independent Director	62
Kenneth G. Yee	Independent Director	60

*	As of March 1, 2020.

Keith D. Hall is our Chief Executive Officer and one of our directors, positions he has held since December 2008 and October 2008, respectively. He is also the Chief Executive Officer and a director of Pacific Oak Strategic Opportunity REIT II, positions he has held since February 2013. He is a former Executive Vice President of KBS REIT II, KBS REIT III and KBS Growth & Income REIT. Mr. Hall was Executive Vice President of KBS Real Estate Investment Trust, Inc. (“KBS REIT I”) from June 2005 until its liquidation in December 2018. Mr. Hall owns and controls a 50% interest in Pacific Oak Holding, which is the sole owner of our current advisor. Mr. Hall also owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our former advisor (KBS Capital Advisors) and our former dealer manager (KBS Capital Markets Group). KBS Holdings is a sponsor of our company, and is or was a sponsor of KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), Pacific Oak Strategic Opportunity REIT II and KBS Growth & Income REIT, which were formed in 2008, 2005, 2007, 2009, 2009, 2013 and 2015, respectively. Mr. Hall is also a member of the investment committee formed by our advisor to evaluate and recommend new investment opportunities for us.

Mr. Hall is affiliated with Willowbrook Capital Group, LLC, an asset management company. Mr. Hall is also a founder of Pacific Oak Capital Group, a real estate asset management company formed in 2018, and its family of companies. Prior to commencing his affiliation with Willowbrook in 2000, Mr. Hall was a Managing Director at CS First Boston, where he managed the distribution strategy and business development for the Principal Transaction Group’s $18.0 billion real estate securities portfolio. Mr. Hall’s two primary business unit responsibilities were Mezzanine Lending and Commercial Real Estate Development. Before joining CS First Boston in 1996, he served as a Director in the Real Estate Products Group at Nomura Securities, with responsibility for the company’s $6.0 billion annual pipeline of fixed-income, commercial mortgage-backed securities. During the 1980s, Mr. Hall was a Senior Vice President in the High Yield Department of Drexel Burnham Lambert’s Beverly Hills office, where he was responsible for distribution of the group’s high-yield real estate securities. Mr. Hall received a Bachelor of Arts Degree with honors in Finance from California State University, Sacramento.

Our board of directors has concluded that Mr. Hall is qualified to serve as one of our directors for reasons including his expertise in the real estate finance markets and his expertise with real estate-related investments. With over 30 years of experience investing in and managing real estate-related investments, Mr. Hall has the depth and breadth of experience to implement our business strategy. As an executive officer and principal of our advisor, Mr. Hall is able to direct the board of directors to the critical issues facing our company.

Peter McMillan III is our President, the Chairman of the Board and one of our directors, positions he has held since December 2008. He is also President, Chairman of the Board and a director of Pacific Oak Strategic Opportunity REIT II, positions he has held since February 2013. Mr. McMillan has previously served as an Executive Vice President, the Treasurer and Secretary and a director of KBS Growth & Income REIT and KBS REIT III. From June 2005 until its liquidation in December 2018, Mr. McMillan was Executive Vice President,

Treasurer, Secretary and a director of KBS REIT I. From August 2007 through August 2018 he served as Executive Vice President, Treasurer and Secretary of KBS REIT II and from August 2007 through February 2019 he was also a director of KBS REIT II. From August 2009 until its liquidation in December 2018, Mr. McMillan was Executive Vice President of KBS Legacy Partners Apartment REIT. Mr. McMillan owns and controls a 50% interest in Pacific Oak Holding, which is the sole owner of our current advisor. Mr. McMillan also owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our former advisor (KBS Capital Advisors) and our former dealer manager (KBS Capital Markets Group). KBS Holdings is a sponsor of our company, and is or was a sponsor of KBS REIT I, KBS REIT II, KBS REIT III, Pacific Oak Strategic Opportunity REIT II, KBS Legacy Partners Apartment REIT and KBS Growth & Income REIT, which were formed in 2008, 2005, 2007, 2009, 2009, 2013 and 2015, respectively. Mr. McMillan is also a member of the investment committee formed by our advisor to evaluate and authorize new investment opportunities for us.

Mr. McMillan is a Partner and co-owner of Temescal Canyon Partners LP, an investment advisor formed in 2013 to manage a multi-strategy hedge fund on behalf of investors. Mr. McMillan is also a founder of Pacific Oak Capital Group, a real estate asset management company formed in 2018, and its family of companies. Mr. McMillan is also a co-founder and the Managing Partner of Willowbrook Capital Group, LLC, an asset management company. In addition, since November 2017, Mr. McMillan has served as Chairman and a director for Keppel Pacific Oak-US REIT Management Pte. Ltd., which is the Manager of Keppel Pacific Oak US REIT. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company’s $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a member of the board of directors of TCW Funds, Inc. and TCW Strategic Income Fund, Inc., and is a member of the board of trustees of Metropolitan West Funds.

Our board of directors has concluded that Mr. McMillan is qualified to serve as one of our directors and the Chairman of the Board for reasons including his expertise in real estate finance and with real estate-related investments. With over 30 years of experience investing in and managing real estate-related debt investments, Mr. McMillan offers insights and perspective with respect to our real estate-related investment portfolio as well as our real estate portfolio. As one of our executive officers and a principal of our advisor, Mr. McMillan is also able to direct our board of directors to the critical issues facing our company. Further, his experiences as a director of Pacific Oak Strategic Opportunity REIT II, TCW Mutual Funds, and Metropolitan West Funds and as a former director of KBS REIT I, KBS REIT II, KBS REIT III, KBS Growth & Income REIT, TCW Alternative Funds and Steinway Musical Instruments, Inc. provide him with an understanding of the requirements of serving on a public company board and qualify him to serve as the chairman of our board of directors.

Michael A. Bender has served as our Executive Vice President, Chief Financial Officer, Treasury and Secretary since November 2019. Mr. Bender has also served in the same roles for Pacific Oak Strategic Opportunity REIT II since November 2019. Mr. Bender has served as Chief Financial Officer of the Advisor since July 2019. Prior to joining our advisor in 2019, Mr. Bender was self-employed as a private consultant primarily engaged in commercial real estate finance from January 2017 to July 2019. From January 2016 to January 2017, Mr. Bender served as Chief Financial Officer for Kamal Osman Janjoom Group LLC, a Dubai-based retail company focused in the Middle East, where he was responsible for all aspects of accounting, reporting, control, corporate finance and treasury. From October 2007 to January 2016, Mr. Bender was Chief Financial Officer and Chief Accounting Officer for Spirit Realty Capital, Inc., a NYSE-traded commercial property REIT. During his eight years at Spirit Realty Capital, Mr. Bender was in charge of accounting, reporting, control, corporate finance and treasury.

Before joining Spirit Realty Capital, Inc. in 2007, Mr. Bender held positions including Assistant Corporate Controller for Allied Waste, Inc., Vice President of Global External Reporting for American Express Corporation, Chief Financial Officer for FINOVA Realty Capital and senior manager for Deloitte & Touche, LLP. Mr. Bender earned a Bachelor of Science Degree in Accounting and a Master of Business Administration from Arizona State University. He is a Certified Public Accountant.

William M. Petak is one of our independent directors, a position he has held since October 2009. He previously served as an independent director and chair of the conflicts committee of Pacific Oak Strategic Opportunity REIT II from April 2014 through August 2017. Since April 2009, Mr. Petak has served as the President and Chief Executive Officer of CorAmerica Capital, LLC, a commercial real estate loan investment manager. CorAmerica Capital was established to acquire discounted performing mortgage and real estate-related assets as well as originate new real estate investments. Mr. Petak has over 30 years of experience in the real estate industry and 20 years of experience investing in real estate-related debt investments. From January 2005 to April 2009, Mr. Petak served as Senior Vice President and Director for AIG Mortgage Capital, LLC, a subsidiary of American International Group, Inc. (“AIG”). Mr. Petak also served as National Head of Mortgage Lending and Real Estate for the retirement services company, SunAmerica, Inc., from January 1999 to August 2001, and served as Managing Director for AIG Investments, Inc. as well as National Head of Mortgage Lending and Real Estate for both SunAmerica and the life insurance company American General from August 2001 to April 2009.

Both SunAmerica and American General were acquired by AIG in 1999 and 2001, respectively, and were managed on a mutually exclusive basis. Mr. Petak joined AIG with the merger of SunAmerica with AIG in 1999. Ultimately, Mr. Petak was responsible for AIG Mortgage Capital’s regulated insurance portfolios’ fixed income real estate investments nationwide. He served on both the Securitized Products Group Committee and Global Asset Allocation Committee for the regulated insurance companies of AIG.

Prior to joining AIG in 1999, Mr. Petak was SunAmerica Investments’ Senior Vice President. Mr. Petak was responsible for SunAmerica’s national mortgage lending and real estate investments as well as its leveraged lease real estate acquisitions. From 1996 to 2007, Mr. Petak served as a Loan Committee member and as a member of the board of directors for GreenPark Financial, one of the nation’s largest Fannie Mae DUS lenders. From 1983 to 1989, he worked with Pacific Financial Group, a privately held Beverly Hills real estate investment company, as Vice President of Acquisitions.

Mr. Petak is a graduate of the University of Southern California with a Bachelor of Science in Finance and Business Economics. He is a member of the Mortgage Bankers Association, the Commercial Mortgage Securities Association, the CRE Financial Council, Life Mortgage and Real Estate Officer Council and the President’s Council of the Real Estate Roundtable. Mr. Petak is a founding member of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management. He currently is Chairman Emeritus of the Center and previously served as its Chairman.

The board of directors has concluded that Mr. Petak is qualified to serve as one of our independent directors for reasons including his expertise in the real estate finance markets. With over 30 years of experience in the real estate industry and over 20 years of experience investing in real estate-related debt, Mr. Petak offers insights and perspective with respect to our investment portfolio. Further, as a former director and former chair of the conflicts committee of Pacific Oak Strategic Opportunity REIT II and as a member of the Mortgage Bankers Association, the Commercial Mortgage Securities Association, the CRE Financial Council, the Life Mortgage and Real Estate Officer Council, the President’s Council of the Real Estate Roundtable and a founding member, current Chairman Emeritus and past Chairman of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management, Mr. Petak is regularly and actively engaged in both the professional and academic community.

Eric J. Smith is one of our independent directors and is the chairman of the conflicts committee, positions he has held since October 2009. Mr. Smith has over 30 years of experience in the real estate finance industry. From October 2018 to March 2019, Mr. Smith served as the Director of Financial Institutions U.S. Capital Markets for Funding Circle, a firm that is the leading small business loans platform globally. From January 2014 through December 2017, Mr. Smith served as Managing Director for Situs Group, LLC, a firm that provides commercial real estate advisory services and solutions. From March 2012 to January 2013, Mr. Smith served as Managing Director-Sales for Loan Value Group, a firm that works with holders of residential mortgage risk to reduce their exposure to borrower strategic default. From 1985 to 2009, Mr. Smith was employed by the Credit Suisse Group and its predecessor firms. From September 2004 to February 2009, he was the Managing Director, Fixed Income Sales for the Securitized Products unit. From 2002 to September 2004, he was Managing Director and San Francisco Branch Manager, Fixed Income Sales. From 1998 to 2002, he was Director, Fixed Income Sales. From 1985 to 1998, he was Vice President, Fixed Income Sales. While at Credit Suisse and its predecessor firms, he was responsible for the acquisition and disposition of residential and commercial whole loans, public and private investment grade and non-investment grade residential and commercial mortgage-backed securities and CDOs. He also executed trades in U.S. government securities, asset-backed securities, corporate bonds and repurchase lending. Prior to working for Credit Suisse and its predecessor firms, Mr. Smith was with Farmer’s Savings as a regional director for real estate mortgage acquisitions and with Wells Fargo Mortgage as a Vice President in their Secondary Mortgage Division. Mr. Smith received a Bachelor of Science in Finance from California State University Sacramento. Mr. Smith previously held FINRA Series 3, 5, 7, 9, 10 and 63 licenses.

Our board of directors has concluded that Mr. Smith is qualified to serve as one of our independent directors and the chairman of the conflicts committee for reasons including his expertise in the real estate finance markets. Mr. Smith has experience with a broad range of debt-related investments, including residential and commercial whole loans, public and private investment grade and non-investment grade residential and commercial mortgage-backed securities, U.S. government securities, asset-backed securities and repurchase lending. With over 30 years of experience in the real estate finance industry, Mr. Smith’s knowledge and expertise of the real estate finance market complement that of the other board members.

Kenneth G. Yee is one of our independent directors and is the Chairman of the Audit Committee, positions he has held since April 2017 and May 2017, respectively. He is also an independent director and Chairman of the Audit Committee of Pacific Oak Strategic Opportunity REIT II, positions he has held since April 2017 and May 2017, respectively. Since 2000, Mr. Yee has been the President and Chief Executive Officer of Ridgecrest Capital, Inc., a real estate financial advisory services and structured finance firm. Mr. Yee previously served in the same positions for Ridgecrest Capital, Inc. from 1992 to 1997. From 2007 to June 2011, Mr. Yee was also the managing director of Cappello Capital Corp., where he was responsible for sourcing, evaluating, structuring and placing transactions relating to domestic and international real estate equity and debt, and small and middle market corporate capital raising and mergers and acquisitions. Mr. Yee served as Senior Vice President of Acquisitions for Imperial Credit Commercial Mortgage Investment Corp from 1998 to 1999. From 1990 to 1991, Mr. Yee served as Vice President and Controller for Secured Capital Corp. (now known as Eastdil Secured LLC, formerly a division of Wells Fargo), a real estate advisory and investment banking firm. Prior to that, he was a Vice President at Drexel Burnham Lambert from 1987 to 1990. From 1986 to 1987, Mr. Yee was an associate consultant for Kenneth Leventhal & Company, a real estate consulting and public accounting firm. Mr. Yee was a financial analyst with Deseret Pacific Mortgage from 1985 to 1986 and he was a senior accountant with Ernst & Whinney, a public accounting firm, from 1982 to 1985.

Mr. Yee received Bachelor of Science in Business Administration, Master of Business Administration and Master of Business Taxation degrees from the University of Southern California. He also received a Master of Science in Real Estate Development degree from the Massachusetts Institute of Technology and a Juris Doctor degree from the University of California, Los Angeles. Mr. Yee is a Chartered Financial Analyst, a Certified Public Accountant, a licensed attorney and a licensed real estate broker.

Our board of directors has concluded that Mr. Yee is qualified to serve as one of our independent directors for reasons including his expertise with respect to real estate equity and debt transactions and accounting matters.

With more than 25 years of experience with real estate equity and debt transactions, Mr. Yee is well-positioned to advise the board with respect to potential investment opportunities and investment management. In addition, with over 30 years of experience as a Certified Public Accountant, Mr. Yee provides our board of directors with substantial expertise regarding real estate accounting and financial reporting matters.

Compensation of Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in our advisor, and/or its affiliates, and our executive officers are compensated by these entities, in part, for their services to us. See “—Certain Transactions with Related Persons” for a discussion of the fees paid to our advisor and its affiliates.

Compensation of Directors

If a director is also one of our executive officers, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by the conflicts committee, based upon recommendations from our advisor. Two of our executive officers, Messrs. Hall and McMillan, manage and control our advisor, and through our advisor, they are involved in recommending and setting the compensation to be paid to our independent directors.

We have provided below certain information regarding compensation earned by or paid to our directors during fiscal year 2019.

Name	Fees Earned or Paid in Cash in 2019 (1)	All Other Compensation	Total
William M. Petak	$228,333	$—	$228,333
Eric J. Smith	248,333	—	248,333
Kenneth G. Yee	150,333	—	150,333
Peter McMillan III (2)	—	—	—
Keith D. Hall (2)	—	—	—

(1)

Fees Earned or Paid in Cash in 2019 include meeting fees earned in: (i) 2018 but paid in 2019 as follows: Mr. Petak $3,333, Mr. Smith $3,333 and Mr. Yee $3,333; and (ii) 2019 and paid or to be paid in 2020 as follows: Mr. Petak $7,333, Mr. Smith $7,333 and Mr. Yee $3,333.

(2)	Directors who are also our executive officers do not receive compensation for services rendered as a director.

Cash Compensation

We compensate each of our independent directors with an annual retainer of $40,000. In addition, we pay our independent directors for attending board and audit and conflicts committee meetings as follows:

•	$2,500 for each board meeting attended;

•	$2,500 for each committee meeting attended, except that the chairman of the committee is paid $3,000 for each committee meeting attended;

•	$2,000 for each teleconference board meeting attended; and

•	$2,000 for each teleconference committee meeting attended, except that the chairman of the committee is paid $3,000 for each teleconference committee meeting attended.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committee meetings.

From time to time our board of directors may create other committees with additional and different compensation.

Stock Ownership

The following table shows, as of July 14, 2020, the amount of our common stock beneficially owned (unless otherwise indicated) by (i) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) our directors, (iii) our executive officers, and (iv) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of all Shares
KBS Capital Advisors LLC	3,442,483	(1)	4.97%
Keith D. Hall, Chief Executive Officer and Director	3,954,824	(1)(2)	5.71%
Peter McMillan III, Chairman of the Board, President and Director	3,954,824	(1)(2)	5.71%
Michael A. Bender, Chief Financial Officer, Treasurer and Secretary	—		—
William M. Petak, Independent Director	—		—
Eric J. Smith, Independent Director	—		—
Kenneth G. Yee, Independent Director	—		—
All directors and executive officers as a group	3,954,824	(1)(2)	5.71%

*	Less than 1% of the outstanding common stock.
(1)

Includes 3,442,483 shares owned by KBS Capital Advisors, which is indirectly owned and controlled by Keith D. Hall and Peter McMillan III. None of the shares are pledged as security. The address of this beneficial owner is 800 Newport Center Drive, Suite 700, Newport Beach, California 92660.

(2)

Includes 512,341 shares owned by Willowbrook Capital Group LLC, which is directly owned and controlled by Peter McMillan III and Keith D. Hall. None of the shares are pledged as security. The address of this beneficial owner is 11766 Wilshire Blvd., Suite 1670, Los Angeles, California 90025.

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the directors, and all of the members of the audit committee and the conflicts committee, are “independent” as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, our board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has affirmatively determined that each of William M. Petak, Eric J. Smith and Kenneth G. Yee satisfies the bright-line criteria and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a member of the board of directors. None of these directors has ever served as (or is related to) an employee of ours or any of our predecessors or acquired companies or received or earned any compensation from us or any such other entities except for compensation directly related to service as a director of us. Therefore, we believe that all of these directors are independent directors.

Our Policy Regarding Transactions with Related Persons

Our charter requires the conflicts committee to review and approve all transactions between us and our advisor, any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to the Compliance Officer, currently our Chief Financial Officer, via the Ethics Hotline, or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons

As described further below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Keith D. Hall and Peter McMillan III control and indirectly own Pacific Oak Holding Group, LLC, our sponsor since November 1, 2019. Pacific Oak Holding is the sole owner of Pacific Oak Capital Advisors, LLC, our advisor since November 1, 2019. Messrs. Hall and McMillan are also two of our executive officers and directors.

In addition, along with Charles J. Schreiber, Jr., Keith D. Hall and Peter McMillan III control and indirectly own KBS Holdings LLC, our sponsor prior to November 1, 2019. KBS Holdings is the sole owner of KBS Capital Advisors LLC, our advisor prior to November 1, 2019, and KBS Capital Markets Group LLC, the entity that acted as the dealer manager of our now-terminated primary initial public offering.

Our Relationships with KBS Capital Advisors and the Advisor

From our inception through October 31, 2019, KBS Capital Advisors provided day-to-day management of our business. Among the services provided by KBS Capital Advisors under the terms of the KBS Capital Advisors advisory agreement were the following:

•	finding, presenting and recommending investment opportunities to us consistent with our investment policies and objectives;

•	making investment decisions for us, subject to the limitations in our charter and the direction and oversight of our board of directors;

•	acquiring investments on our behalf;

•	sourcing and structuring our loan originations;

•	arranging for financing and refinancing of our investments;

•

formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, financing and refinancing, marketing, servicing and disposition of our investments;

•	engaging and supervising our agents;

•	performing administrative services and maintaining our accounting; and

•	assisting us with our regulatory compliance.

KBS Capital Advisors was subject to the supervision of the board of directors and only had such authority as we delegated to it as our agent. The advisory agreement with KBS Capital Advisors terminated on October 31, 2019, and we hired the Advisor under substantially the same terms on November 1, 2019, except that the performance fees were modified to take into account the performance fee due upon termination paid to our prior external advisor (the “KBS” Termination Fee Payout”), as shown below. Our advisory agreement with the Advisor has a one-year term subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties.

From January 1, 2019 through the most recent date practicable, which was March 31, 2020, we compensated our then-current advisor as set forth below.

We incurred acquisition and origination fees payable to our advisor equal to 1.0% of the cost of investments acquired by us, or the amount funded by us to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments. Acquisition and origination fees relate to services provided in connection with the selection and acquisition or origination of real estate and real estate-related investments. For the 15 months ended March 31, 2020, our advisors and their affiliates incurred approximately $2.4 million of acquisition and origination fees.

In addition to acquisition and origination fees, we reimbursed our advisor for customary acquisition and origination expenses, whether or not we ultimately acquire the asset. For the 15 months ended March 31, 2020, our advisors and their affiliates did not incur any such costs on our behalf.

For asset management services, we paid our advisor a monthly fee. With respect to investments in loans and any investments other than real property, the asset management fee was a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment, inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the fees and expenses related to the acquisition or funding of such investment, as of the time of calculation. With respect to investments in real property, the asset management fee was a monthly fee equal to one-twelfth of 0.75% of the sum of the amount paid or allocated to acquire the investment, plus the cost of any subsequent development, construction or improvements to the property, and inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment, inclusive of our proportionate share of any fees and expenses related thereto. For the 15 months ended March 31, 2020, our asset management fees totaled $10.3 million.

Under the advisory agreements, our advisors and their affiliates had the right to seek reimbursement from us for all costs and expenses they incurred in connection with their provision of services to us, including our allocable share of our advisor’s overhead, such as rent, employee costs, utilities and information technology costs. Our advisor was permitted to seek reimbursement for employee costs under the advisory agreement. Commencing July 1, 2010, we have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. However, we did not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earned acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates paid to our executive officers. For the 15 months ended March 31, 2020, we reimbursed our advisors for an additional $0.3 million of operating expenses.

For substantial assistance in connection with the sale of properties or other investments, we paid our advisor or its affiliates 1.0% of the contract sales price of each loan, debt-related security, real property or other investment sold (including residential or commercial mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction); provided, however, that if in connection with such disposition, commissions are paid to third parties unaffiliated with our advisor, the fee paid to our advisor and its affiliates could not exceed the commissions paid to such unaffiliated third parties, and provided further that the disposition fees paid to our advisor, its affiliates and unaffiliated third parties could not exceed 6.0% of the contract sales price. For the 15 months ended March 31, 2020, we incurred approximately $1.6 million of disposition fees.

Subordinated Performance Fee Due Upon Termination (KBS Capital Advisors)

We and KBS Capital Advisors agreed to terminate our advisory agreement effective October 31, 2019. In connection with that agreement, we agreed to pay KBS Capital Advisors a subordinated performance fee due upon termination in the form of restricted shares of our common stock (“Restricted Shares”). In accordance with this agreement, on March 27, 2020, we issued 3,411,737 Restricted Shares to KBS Capital Advisors pursuant to a

Restricted Stock Agreement, dated as of March 27, 2020 (the “Restricted Stock Agreement”), Under the Restricted Stock Agreement, the Restricted Shares are nonvested and forfeitable until the earliest of: (i) November 1, 2021 or (ii) immediately before and contingent upon the occurrence of a Change in Control (as defined in the Restricted Stock Agreement) of our company. The Restricted Shares will be forfeited prior to vesting if KBS Capital Advisors fails to honor certain non-compete, voting, and other requirements set forth in the Restricted Stock Agreement.

Non-vested Restricted Shares are not be eligible for redemption by us under any circumstances unless approved by our board of directors. Within 60 days from vesting of the Restricted Shares, we will redeem 50% of the vested Restricted Shares, with the amount of the cash payment per share determined based on the then most recent board-approved net asset value of the shares (which must not be more than six months old). Any vested Restricted Shares that are not required to be redeemed in accordance with the preceding sentence are referred to herein as the “Retained Vested Shares.” Retained Vested Shares are not eligible for redemption under our share redemption program unless we have satisfied all outstanding redemption requests from other stockholders, provided that (a) this restriction may be waived in certain situations, such as upon a change of control of our company, as determined by the conflicts committee and (b) notwithstanding the foregoing, within 60 days after November 1, 2024, the Company will we shall be required to redeem any remaining outstanding Retained Vested Shares, separate and outside of any general stockholder share redemption program, at the then most recent board-approved net asset value per share (which must not be more than six months old), provided that such outstanding shares are owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, and provided further that pursuant to this clause (b) we shall only be required to redeem that number Retained Vested Shares which, when added to any previously redeemed Retained Vested Shares owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, does not exceed two-thirds of the total number of Retained Vested Shares.

We also agreed with KBS Capital Advisors and the Advisor that with respect to any fiscal quarter that any matter related to the award of Restricted Shares results in a company expense that falls within the definition of Total Operating Expenses (as defined in our charter), if Total Operating Expenses for the four consecutive fiscal quarters then ended exceed the 2%/25% Guidelines (as defined in our charter), then our conflicts committee will determine an Excess Amount (as defined in our charter) is justified, based on unusual and non-recurring factors that it deems sufficient, in an amount sufficient (a) to allow the portion of Total Operating Expenses for the four consecutive fiscal quarters then ended comprised of the Restricted Shares expenses to be paid or incurred by the company without reimbursement by the Advisor (as defined in our charter) and (b) to allow any other portion of Total Operating Expenses for the four consecutive fiscal quarters then ended to be paid or incurred by the company without reimbursement by the Advisor, to the extent such portion alone (i.e., that portion of Total Operating Expenses exclusive of the Restricted Shares expenses) would not have exceeded the 2%/25% Guidelines.

Subordinated Participation in Net Cash Flows (payable only if we are not listed on a national exchange)

After investors in our offerings have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption program, (ii) a 7.0% per year cumulative, noncompounded return on such net invested capital, and (iii) the value of the KBS Termination Fee Payout, the Advisor is entitled to receive 15.0% of our net cash flows, whether from continuing operations, net sale proceeds or otherwise. Net sales proceeds means the net cash proceeds realized by us after deduction of all expenses incurred in connection with a sale, including disposition fees paid to the Advisor. The 7.0% per year cumulative, noncompounded return on net invested capital is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for the Advisor to participate in our net cash flows. In fact, if the Advisor is entitled to participate in our net cash flows, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return. This fee is payable only if we are not listed on an exchange.

Subordinated Incentive Listing Fee (payable only if we are listed on a national exchange)

Upon listing our common stock on a national securities exchange, the Advisor is entitled to a fee equal to 15.0% of the amount by which the market value of our outstanding stock plus distributions paid by us (including distributions that may constitute a return of capital for federal income tax purposes) prior to listing exceeds the aggregate of (i) the sum of our stockholders’ net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption program, and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return on such amount and (ii) the KBS Termination Fee Payout. The 7.0% per year cumulative, noncompounded return on net invested capital is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for the Advisor to receive the listing fee. In fact, if the Advisor is entitled to the listing fee, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return.

Subordinated Performance Fee Due Upon Termination (the Advisor)

In accordance with the new advisory agreement with the Advisor, if the advisory agreement is terminated or not renewed, other than for cause, our advisor is entitled to receive a participation fee equal to (A) 15.0% of our net cash flows, whether from continuing operations, net sale proceeds or otherwise, after our stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption program, and (ii) a 7.0% per year cumulative, noncompounded return on such net invested capital from our inception, less (B) the KBS Termination Fee Payout. Net sales proceeds means the net cash proceeds realized by us after deduction of all expenses incurred in connection with a sale, including disposition fees paid to our advisor. The 7.0% per year cumulative, noncompounded return on net invested capital from our inception is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for our advisor to participate in our net cash flows. In fact, if our advisor is entitled to participate in our net cash flows, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return. This fee is payable only if we are not listed on an exchange.

Insurance

On January 6, 2014, we, together with KBS REIT I, KBS REIT II, BS REIT III, KBS Legacy Partners Apartment REIT, SOR II, our former dealer manager, our former advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. In June 2015, KBS Growth & Income REIT, Inc. (“KBS Growth & Income REIT”) was added to the insurance program at terms similar to those described above. At renewal in June 2018, we, along with Pacific Oak Strategic Opportunity REIT II and KBS Legacy Partners Apartment REIT elected to cease participation in the program and obtain separate insurance coverage. We, together with Pacific Oak Strategic Opportunity REIT II, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each REIT covered by the program, and is billed directly to each REIT. The program is effective through June 30, 2021.

Singapore Transactions

On October 24, 2017, we (through certain subsidiaries) entered into a Portfolio Purchase and Sale Agreement and Escrow Instructions (the “Purchase Agreement”) pursuant to which we agreed to sell, subject to certain closing conditions, the Singapore Portfolio to various subsidiaries of Keppel Pacific Oak US REIT, previously known as Keppel-KBS US REIT, a newly formed Singapore real estate investment trust (the “SREIT”) that intended to list (and subsequent did list, as described below) on the Singapore Stock Exchange (the “Singapore Transaction”). The agreed purchase price of the Singapore Portfolio was $804 million. The Singapore Portfolio consisted of the following properties: 1800 West Loop, Westech 360 (part of the Austin Suburban Portfolio), Great Hills Plaza (part of the Austin Suburban Portfolio), Westmoor Center, Iron Point Business Park, the Plaza Buildings, Bellevue Technology Center, Northridge Center I and II, West Loop I and II, Powers Ferry Landing East, and Maitland Promenade II.

The SREIT is externally managed by a joint venture (the “Manager”) between (i) an entity in which Keith D. Hall, our Chief Executive Officer and a director, and Peter McMillan III, our President and Chairman of the Board of Directors, have an indirect ownership interest and (ii) Keppel Capital Holding Pte. Ltd., which is not affiliated with us or our management. As described in more detail below, the SREIT is expected to pay certain purchase and sale commissions and asset management fees to the Manager in exchange for the provision of certain management services.

On November 2, 2017, Pacific Oak SOR Properties, LLC (“Pacific Oak SORP”), an indirect wholly owned subsidiary of ours, entered into an underwriting agreement (the “Underwriting Agreement”) with respect to the initial public offering of units of the SREIT. The Underwriting Agreement was entered into with the Manager, KBS Pacific Advisors Pte. Ltd., Keppel Capital Holdings Pte. Ltd., GKP Holding LLC, Keppel Capital Investment Holdings Pte. Ltd., DBS Bank Ltd., Merrill Lynch (Singapore) Pte. Ltd., Citigroup Global Markets Singapore Pte. Ltd., and Credit Suisse (Singapore) Limited. KBS Pacific Advisors Pte. Ltd. and GKP Holding LLC are affiliated with the Manager and entities in which Keith D. Hall, our Chief Executive Officer and a director, and Peter McMillan III, our President and Chairman of the board of directors, have ownership and economic interests.

Pursuant to the Underwriting Agreement, the underwriters agreed to procure subscriptions, or subscribe themselves, for an aggregate of 262,772,400 units in the SREIT, at a price of $0.88 per unit (the “IPO Price”), in connection with the Singapore Transaction. Other parties agreed to subscribe for units separately, including Pacific Oak SORP, which, on October 25, 2017, entered into a subscription agreement with the Manager in which it agreed to purchase 59,713,600 units at the IPO Price (the “Pacific Oak SORP Owned Units”) in connection with the initial public offering. Pursuant to the Underwriting Agreement, Pacific Oak SORP granted the underwriters an over-allotment option (the “Over-Allotment Option”) in which it agreed to sell the underwriters up to 15,714,100 of the Pacific Oak SORP Owned Units at the IPO Price, for up to 30 days after the listing. Separately, Pacific Oak SORP agreed to lend the underwriters certain of its Pacific Oak SORP Owned Units for stabilizing transactions following the listing of the SREIT pursuant to a unit lending agreement entered into on November 2, 2017 with the Manager and Merrill Lynch (Singapore) Pte. Ltd. Pursuant to lock-up letters from us and certain of our subsidiaries delivered to the underwriters on November 2, 2017, we and our subsidiaries agreed not to sell, pledge or transfer any of our Pacific Oak SORP Owned Units (other than pursuant to the Over-Allotment Option or lending for stabilizing transactions pursuant to the unit lending agreement described above) for six months following the initial public offering, and not to sell, pledge or transfer 50% of the Pacific Oak SORP Owned Units for 12 months following the initial public offering.

On November 8, 2017, we completed the sale of the Singapore Portfolio to the SREIT. The closing date of the initial public offering and the listing of the SREIT both occurred on November 8, 2017. The sale price of the Singapore Portfolio was $804 million, before third-party closing costs of approximately $7.7 million and excluding any disposition fees payable to our advisor. The sale price for the Singapore Portfolio was primarily determined based on real estate valuations performed by independent third-party valuation firms. The $804 million purchase price for the 11 properties in the Singapore Portfolio is slightly above the aggregate appraised values for the 11 properties used in our prior estimated value per share determined as of December 8, 2016. As of September 30, 2017, the properties in the Singapore Portfolio had a cumulative carrying value of $546.5 million. We avoided significant third-party closing costs by selling the Singapore Portfolio to the SREIT in connection with its initial public offering on the Singapore Stock Exchange compared to selling the properties, whether individually or as a portfolio, in a typical sales transaction, which represents significant savings to us for a disposition of this size. In connection with the Singapore Transaction, we repaid $401.7 million of outstanding debt secured by the properties in the Singapore Portfolio. We used approximately $52.5 million of the proceeds to acquire units in the SREIT representing a 9.5% ownership interest.

The underwriters exercised the Over-Allotment Option in full, and on December 15, 2017, purchased 15,714,100 of the Pacific Oak SORP Owned Units from us at the IPO Price. As a result of the Over-Allotment Option, we owned 43,999,500 units of the SREIT, representing a 7.0% ownership interest.

On November 30, 2018, we sold a portfolio of 21 office/flex/industrial buildings containing a total of 778,472 rentable square feet located on approximately 41 acres of land in Redmond, Washington (the “Westpark Portfolio”) to the SREIT. The sale price, net of closing credits, of the Westpark Portfolio was $166.4 million, before third-party closing costs of approximately $3.2 million and excluding any disposition fees payable to KBS Capital Advisors. On November 26, 2018, the SREIT issued an aggregate of 186,236,224 common units of the SREIT as a result of their renounceable and underwritten rights issue. We purchased 12,979,852 common units of the SREIT for $6.5 million in connection with this offering, maintaining our 7% ownership interest.

On November 1, 2019, we sold an office property consisting of two buildings containing a total of 445,317 rentable square feet in Irving, Texas (“125 John Carpenter”) to the SREIT. The sale price, net of closing credits, of 125 John Carpenter was $99.8 million, before third-party closing costs of approximately $0.2 million and excluding any disposition fees payable to the Advisor. Prior to the sale of 125 John Carpenter, we owned 56,979,352 common units of the SREIT, representing a 6.89% ownership interest. On October 29, 2019, we purchased 7,186,000 common units of the SREIT for $5.2 million in connection with a private placement to institutional and other investors, maintaining its 6.89% ownership interest.

The interests of Messrs. Hall and McMillan in the SREIT are described below. Messrs. Hall and McMillan collectively own two-thirds of KBS Pacific Advisors, LLC, which owns 50% of the Manager. The other 50% ownership stake in the Manager was acquired by Keppel Capital Holding Pte. Ltd. for $27.5 million, which amount was distributed in its entirety to KBS Pacific Advisors, LLC. The Manager will receive the following fees from the SREIT:

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Management Fee—The Manager’s management fee comprises a base fee and a performance fee, which make up a substantial portion of the Manager’s total remuneration for the provision of on-going management services to the SREIT. The base fee equals 10% per year of the SREIT “annual distributable income,” which is calculated before accounting for the base fee and the performance fee. The performance fee is generally equal to 25% of the growth in the SREIT’s distributions per unit of common equity from one year to the next (calculated after accounting for the base fee but before accounting for the performance fee). For the 15 months ended March 31, 2020, the SREIT incurred $6.5 million related to the management fee.

•

Acquisition Fee and Divestment Fee—The Manager will also receive an acquisition fee and a divestment fee from the SREIT. The acquisition fee will generally equal 1% of purchase price of the assets acquired by the SREIT and the divestment fee will generally equal 0.5% of the sale price of the assets disposed of by the SREIT. For the 15 months ended March 31, 2020, the SREIT incurred $1.0 million related to the acquisition fee and did not incur a divestment fee.

Battery Point Restructuring and Acquisition

On October 28, 2016, we, through an indirect wholly owned subsidiary, agreed to invest up to $25,000,000 in Battery Point Trust, LLC (“Battery Point LLC”) through the purchase of Series B Preferred Equity Units (the “Series B Preferred Units”). On May 12, 2017, we and Battery Point LLC agreed to limit our investment to $17,500,000 worth of Series B Preferred Units. We invested the full $17,500,000 in stages. During 2018, $4,500,000 was repaid to us. On June 29, 2018, Battery Point LLC was converted into Battery Point Trust, Inc. (“Battery Point”) and our Series B Preferred Units were converted into Series B Preferred Shares (the “Series B Preferred Shares”). The Series B Preferred Shares are entitled to the same rights and protections as were the Series B Preferred Units. The Series B Preferred Shares pay a quarterly dividend of 12% and had an outside maturity date of October 28, 2019.

On March 20, 2019, we, through an indirect wholly owned subsidiary, entered into a redemption agreement for the Battery Point Series B Preferred Units. The redemption agreement resulted in the redemption of 13,000 Series B Preferred Units with a per-unit price of $1,000. We received $8.6 million, of which $0.9 million relates to accrued interest and an exit fee. In addition, we received 210,000 Battery Point Series A-3 Preferred Units with a per-unit price of $25.

On March 20, 2019, Pacific Oak Battery Point Holdings, LLC, a real estate asset management company formed in 2019, and its family of companies (collectively, “Pacific Oak”), acquired all the common equity interests in BPT Holdings, LLC (“Battery Point Holdings”). Battery Point Holdings owns (a) the common stock in Battery Point, (b) all the service entities that provide advisory, servicing and property management services to Battery Point Holdings generally named “DayMark”, and (c) 40% of additional DayMark entities that purchase, renovate, lease and sell single-family residential homes to Battery Point. As owner of Battery Point Holdings, Pacific Oak is responsible for funding the ongoing operations of Battery Point Holdings and its subsidiaries. The affiliated DayMark service entities are paid annual asset management fees equal to 1.5% of the gross asset value of Battery Point, annual property management fees equal to 8% of tenants’ rents received by Battery Point, and acquisition fees of 1% of the gross purchase price of properties acquired. The affiliated DayMark service entities also receive fees from tenants upon execution of leases and a 1% commission from sellers of properties into the program, if it acts as the broker for the seller. Pacific Oak is a group of companies founded and owned by Keith D. Hall, our Chief Executive Officer and a director, and Peter McMillan III, our President and Chairman of the Board of Directors. During the year ended December 31, 2019, we purchased an additional 430,000 shares of

Battery Point Series A-3 Preferred Units from Battery Point Holdings and affiliated entities for an aggregate amount of $10.8 million. As of December 31, 2019, we had 640,000 Battery Point Series A-3 Preferred Units with a per-unit price of $25.

On July 1, 2020, we acquired, through our subsidiaries, Battery Point. Battery Point is a real estate investment trust that owns 559 single-family rental homes throughout the Midwestern and Southeastern United States. Following this transaction, we owned 1,749 single-family rental homes nationwide. All of these assets are held by us through our subsidiary, PORT OP LP (formerly known as Reven Housing REIT OP, L.P.), a Delaware limited partnership (“PORT OP”). The estimated value of the homes acquired is $56.8 million. We acquired Battery Point by acquiring all the 1,000,000 outstanding shares of Battery Point common stock from Battery Point Holdings, a wholly owned subsidiary of our Advisor. In exchange, Battery Point Holdings received 510,816 common equity units in PORT OP, approximately 4.5% of the outstanding common equity units. The value of the interests exchanged was estimated by the participants at approximately $3.0 million. The Advisor waived any and all acquisition fees from this transaction which would otherwise be due to it under the advisory agreement.

Pacific Oak Opportunity Zone Fund I

During the year ended December 31, 2019, we acquired 91 Class A Units for $20.6 million in the Pacific Oak Opportunity Zone Fund I, LLC. Pacific Oak Opportunity Zone Fund I is sponsored by the Sponsor. The Advisor is entitled to certain fees in connection with the fund. The fund will pay an acquisition fee equal to 1.5% of the purchase price of each asset (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) with a purchase price less than or equal to $25.0 million plus 1.0% of the purchase price in excess of $25.0 million; a quarterly asset management fee equal to 0.25% of the total purchase price of all assets (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) as of the end of the applicable quarter; and a financing fee equal to 0.5% of the original principal amount of any indebtedness they incur (reduced by any financing fee previously paid with respect to indebtedness being refinanced). In the case of investments made through joint ventures, the fees above will be determined based on our proportionate share of the investment. Pacific Oak is also entitled to certain distributions paid by the Pacific Oak Opportunity Zone Fund I after the Class A Members have received their preferred return. These fees and distributions have been waived for our $20.6 million investment.

Currently Proposed Transactions

On January 22, 2020, we filed a registration statement on Form S-11 with the SEC to offer up to $1 billion in additional shares of our common stock. This new registration statements contemplates a proposed conversion of our company to a perpetual-life net asset value or “NAV” REIT that offers and sells shares of our common stock continuously through a number of distribution channels in ongoing public offerings, and seeks to provide increased liquidity to current and future stockholders through an expansion of our current share redemption program. See “Proposed NAV REIT Conversion” above for more information.

On February 19, 2020, we, Pacific Oak SOR II, LLC, an indirect subsidiary of ours and Pacific Oak Strategic Opportunity REIT II, Inc. entered into the Merger Agreement with respect to the proposed Merger which is the subject of this proxy statement/prospectus.

Pacific Oak Strategic Opportunity REIT II, Inc.

Set forth below is a description of the business of SOR II. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “SOR II,” “we,” “us” or “our” refer to Pacific Oak Strategic Opportunity REIT II, Inc. and its consolidated subsidiaries. Certain statements regarding SOR II’s future operations and its plans for future business may not be applicable to the extent the Merger is completed.

Description of Business

SOR II (formerly known as KBS Strategic Opportunity REIT II, Inc.) was formed on February 6, 2013 as a Maryland corporation and elected to be taxed as a REIT beginning with the taxable year ended December 31, 2014 and it intends to continue to operate in such a manner. As used in this section, the terms “we,” “our” and “us” refer to SOR II and as required by context, SOR II OP, and its subsidiaries. KBS Capital Advisors LLC was previously our external advisor and on October 31, 2019 ceased to be our advisor or have any advisory responsibility to us immediately following the filing of our Quarter Report on Form 10-Q for the period ending September 30, 2019. On November 1, 2019, the Advisor became our advisor. The Advisor manages our day-to-day operations and our portfolio of investments. The Advisor also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. The Advisor also provides asset-management, marketing, investor-relations and other administrative services on our behalf. We have sought to invest in and manage a diverse portfolio of real estate related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We conduct our business primarily through SOR II OP, of which we are the sole general partner.

KBS Capital Advisors entered a sub-advisory agreement with STAM Europe (“STAM”), a real estate operating company based in Paris, France, pursuant to which STAM would provide real estate acquisition and portfolio management services to our advisor in connection with investments in Europe. Effective April 17, 2019, STAM terminated the sub-advisory agreement with KBS Capital Advisors.

On July 3, 2013, we commenced a private placement offering exempt from registration under the Securities Act to offer a maximum of $105,000,000 of shares of common stock for sale to certain accredited investors, of which $5,000,000 of shares were offered pursuant to our dividend reinvestment plan. We ceased offering shares in our private offering on August 11, 2014. KBS Capital Markets Group LLC, an affiliate of KBS Capital Advisors, served as the dealer manager of the offering pursuant to a dealer manager agreement and was responsible for marketing our shares in the offering.

On November 14, 2013, we filed a registration statement on Form S-11 with the SEC to register for sale to the public a maximum of 180,000,000 shares of common stock, of which 80,000,000 shares were to be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on August 12, 2014 and we retained KBS Capital Markets Group LLC to serve as the dealer manager of the initial public offering pursuant to a dealer manager agreement. On February 11, 2016, we filed an amended registration statement on Form S-11 with the SEC to offer a second class of common stock designated as Class T shares and to designate our initially offered and outstanding common stock as Class A shares. Pursuant to the amended registration statement, we were offering to sell any combination of Class A and Class T shares in our primary offering and dividend reinvestment plan offering but in no event could we sell more than 180,000,000 of shares of our common stock pursuant to the offering. We commenced offering our Class T shares of our common stock for sale to the public on February 17, 2016. The dealer manager was responsible for marketing our shares in the initial public offering.

We ceased offering shares of common stock in our initial public offering on July 31, 2018 and terminated our initial public offering on September 28, 2018. We continue to offer shares of common stock under our dividend reinvestment plan. In some states, we will need to renew the registration statement annually or file a new registration statement to continue our dividend reinvestment plan offering. We may terminate our dividend reinvestment plan offering at any time.

We have used substantially all of the net proceeds from our offerings to invest in and manage a portfolio of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate-related investments located in the United States and Europe. As of March 31, 2020, we had invested in two hotel properties, three office properties, one apartment building and owned two investments in unconsolidated joint ventures and an investment in real estate equity securities. Additionally, as of December 31, 2019, we had entered into a consolidated joint venture to develop one office/retail property.

We sold 11,977,758 and 11,537,701 shares of Class A and Class T common stock, respectively, for aggregate gross offering proceeds of $228.6 million in our initial public offering. As of March 31, 2020, we had sold 730,193 and 340,131 shares of Class A and Class T common stock, respectively, under our dividend reinvestment plan for aggregate gross offering proceeds of $10.0 million. Also as of March 31, 2020, we had redeemed 832,408 and 164,618 shares of Class A and Class T common stock, respectively, for $9.2 million.

We sold 3,619,851 shares of Class A common stock for gross offering proceeds of $32.2 million in our private offering. Additionally, on each of April 2, 2014 and July 31, 2014, we issued 120,106 shares of Class A common stock to an entity affiliated with two of our officers and affiliated directors for $1.0 million in separate private transactions exempt from the registration requirements of the Securities Act. On July 14, 2017 and February 13, 2018, we issued 214,175 shares and 10,935 shares, respectively, of Class A common stock to a business associate of two of our officers and affiliated directors for $2.0 million and $0.1 million, respectively, in a separate private transaction exempt from the registration requirements of the Securities Act.

Real Estate Investments

As of March 31, 2020, we owned two hotel properties, three office properties and one apartment property. Additionally, as of March 31, 2020, we had entered into a consolidated joint venture to develop one office/retail property.

Hotel Properties

The following table provides summary information regarding our hotel properties as of March 31, 2020:

Property Location of Property	Date Acquired	Number of Rooms	Percent Occupied for the Three Months Ended March 31, 2020	Average Daily Rate	Average Revenue per Available Room	Ownership %
Springmaid Beach Resort Myrtle Beach, SC	12/30/2014	453	29.5%	$90.83	$26.76	90.0%
Q&C Hotel New Orleans, LA	12/17/2015	196	58.1%	$178.64	$103.76	90.0%

On March 31, 2020, both hotels were temporarily closed due to COVID-19 (Coronavirus). As such, the hotels experienced lower than normal occupancy rates during the months prior to the lockdown. The Springmaid Beach Resort subsequently reopened on May 1, 2020.

TRS Leases

Our hotels are leased by the respective joint venture owners of each hotel (the “Hotel Owner Joint Venture”) to a second joint venture (the “Hotel Operations Joint Venture”) we have formed between each hotel’s respective joint venture partner and an indirect wholly owned subsidiary we have formed with respect to each hotel that we have elected to treat as a TRS.

Each lease agreement provides for a five-year term with the right for the respective Hotel Operations Joint Venture to extend the term of the lease for up to three additional terms of three years each; provided, however, that the Hotel Owner Joint Venture has the right to terminate the lease upon the sale of the hotel or any members of the Hotel Owner Joint Venture buying out any other member, as well as upon the occurrence of an event of default under the respective lease agreement.

Pursuant to the lease agreements, the Hotel Operations Joint Venture will pay to the Hotel Owner Joint Venture, on a monthly basis, an annual base rent. The annual base rent will be adjusted as set forth in the lease agreements beginning in 2016 as well as prorated for any partial years. For the Springmaid Beach Resort, the annual base rent was $3.1 million for 2019 and is $3.2 million for 2020. For the Q&C Hotel the annual base rent was $3.5 million for 2019 and is $3.6 million for 2020.

In addition to annual base rent, each respective Hotel Operations Joint Venture will pay a monthly percentage rent to the respective Hotel Owner Joint Venture equal to (i) an agreed percentage of year-to-date gross revenue that exceeds certain annual threshold amounts, less (ii) all prior percentage rent payments. Each respective Hotel Operations Joint Venture is also required to establish and fund a repairs and replacement reserve for the periodic refurbishment, replacements and non-routine repairs of all tangible personal property owned by the respective Hotel Owner Joint Venture. For each lease, the reserve is a percentage of gross receipts as set forth in the lease agreement. For Springmaid Beach Resort, this percentage ranges from 1% to 4%. For Q&C Hotel, this percentage ranges from 2% to 5%. In addition, the lease agreements require each Hotel Operations Joint Venture to pay all income taxes, rent, and all costs and expenses and utility and other charges incurred in the operations of the respective hotel.

Management Agreements

Under the tax rules applicable to REITs, we generally cannot directly or indirectly operate any of our hotels. Third parties must operate our hotels. As described above, our hotels are leased to TRS lessees, which in turn have engaged property managers to manage our hotels pursuant to a hotel management agreement.

Springmaid Beach Resort

The Springmaid Hotel Operations Joint Venture has entered a management agreement with Doubletree Management LLC, an independent third-party hotel operator (“Doubletree”) pursuant to which Doubletree will manage and operate the Springmaid Beach Resort. The hotel was branded a DoubleTree by Hilton in September 2016 (the “Brand Commencement Date”).

The management agreement requires us to maintain a minimum working capital reserve for the Springmaid Beach Resort. In addition, the Springmaid Hotel Owner Joint Venture is responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from hotel operations are insufficient to meet the financial requirements of the hotel. The management agreement expires on December 31 of the 20th full year following the Brand Commencement Date. Upon mutual agreement, the parties may extend the term of the agreement for two successive periods of five years each. If an event of default occurs and continues beyond any applicable notice and cure periods set forth in the management agreement, the non-defaulting party generally has, among other remedies, the option of terminating the management agreement upon written notice to the defaulting party with no termination fee payable to Doubletree. In addition, we have the right to terminate the management agreement without the payment of a termination fee if Doubletree fails to achieve certain criteria relating to the performance of the hotel for any two consecutive years following the Brand Commencement Date. Under certain circumstances following a casualty or condemnation event, either party may terminate the management agreement provided Doubletree receives a termination fee an amount equal to two years of the base fee. We are permitted to terminate the management agreement upon a sale, lease or other transfer of the Springmaid Beach Resort any time so long as the buyer is approved for, and enters into a DoubleTree by Hilton franchise agreement for the balance of the agreement’s term. Finally, we are restricted in our ability to assign the management agreement upon a sale, lease or other transfer the Springmaid Beach Resort unless the transferee is approved by Doubletree to assume the management agreement.

Pursuant to the management agreement Doubletree receives the following fees:

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a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the Brand Commencement Date and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

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an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and the Springmaid Hotel Owner Joint Venture’s priority, which is 12% of the Springmaid Hotel Owner Joint Venture’s total investment);

•	an additional services fee in the amount reasonably determined by Doubletree from time to time; and

•	a brand services fee in the amount of 4% of total rooms revenue, and another brand services fee in an amount determined by Doubletree from time to time.

Q&C Hotel

A wholly owned subsidiary of the Q&C Hotel Operations Joint Venture (“Q&C Hotel Operations”) has entered a management agreement with Encore Hospitality, LLC (“Encore Hospitality”), an affiliate of the Q&C JV Partner, pursuant to which Encore Hospitality will manage and operate the Q&C Hotel. The management agreement expires on December 17, 2035. Subject to certain conditions, Encore Hospitality may extend the term of the agreement for a period of five years. Q&C Hotel Operations may terminate the management agreement upon (1) the occurrence of an event of default that continues beyond any applicable notice and cure periods, (2) a sale of the Q&C Hotel, (3) a change of control of Encore Hospitality without Q&C Hotel Operations’ approval, (4) a failure of Encore Hospitality to meet certain performance thresholds, (5) a sale of the Q&C Joint Venture Partner’s interest in the joint venture to us, and (6) if Q&C Hotel Operations is required to do so pursuant to the terms of the loan documents or the franchise agreement. Pursuant to the management agreement Encore Hospitality will receive a base fee, which is 4.0% of gross revenue (as defined in the management agreement).

Q&C Hotel Operations has also entered a franchise agreement with Marriott International (“Marriott”) pursuant to which Marriott has granted Q&C Hotel Operations a limited, non-exclusive license to establish and operate the Q&C Hotel using certain of Marriott’s proprietary marks and systems and the hotel was branded as a Marriott Autograph Collection hotel on May 25, 2016. The franchise agreement will expire on May 25, 2041 with no renewal options. Marriott may terminate the franchise agreement immediately upon certain defaults and after an opportunity to cure with respect to certain other defaults. Pursuant to the franchise agreement, commencing on May 25, 2016, Q&C Hotel Operations will pay Marriott a monthly franchise fee equal to a percent of gross room sales on a sliding scale that is initially 2% and increases to 5% after the third anniversary of the opening date and a monthly marketing fund contribution fee equal to 1.5% of the Q&C Hotel’s gross room sales. In addition, the franchise agreement requires the maintenance of a reserve account to fund all renovations at the hotel based on a percentage of gross revenues which starts at 2% of gross revenues and increases to 5% of gross revenues after May 25, 2019. Q&C Hotel Operations will also be responsible for the payment of certain other fees, charges and costs as set forth in the agreement.

In addition, in connection with the execution of the franchise agreement, Pacific Oak SOR US Properties II LLC (“SOR US Properties II”), our indirect wholly owned subsidiary, is providing an unconditional guarantee that all Q&C Hotel Operations’ obligations under the franchise agreement will be punctually paid and performed. Finally, certain transfers of the Q&C Hotel or an ownership interest therein are subject to a notice and consent requirement, and the franchise agreement further provides Marriott with a right of first refusal with respect to a sale of the hotel to a competitor of Marriott.

Office Properties

The following table provides summary information regarding our office properties as of March 31, 2020:

Property Location of Property	Date Acquired	Property Type	Rentable Square Feet	Total Real Estate at Cost (in thousands)	Occupancy	Annualized Base Rent (1) (in thousands)	Average Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years	Ownership %
Lincoln Court Campbell, CA	05/20/2016	Office	123,529	$52,445	74.4%	$4,896	$53.24	2.8	100.0%
Oakland City Center Oakland, CA	08/18/2017	Office	369,440	175,696	85.7%	14,392	45.48	3.1	100.0%
Madison Square Phoenix, AZ	10/03/2017	Office	313,991	35,454	47.1%	3,182	21.50	4.7	90.0%

			806,960	$263,595	69.0%	$22,470	$40.38	3.5

(1)

Annualized base rent represents annualized contractual base rental income as of March 31, 2020, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

(2)	Average annualized base rent per square foot is calculated as the annualized base rent divided by the leased square feet.

As of March 31, 2020, there were no tenants occupying 10% or more of our total rentable square footage. As of March 31, 2020, our real estate portfolio’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Legal Services	13	$4,547	20.2%
Public Administration	6	3,589	16.0%
Professional, Scientific, and Technical Services	11	2,947	13.1%

		$11,083	49.3%

(1)

Annualized base rent represents annualized contractual base rental income as of March 31, 2020, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

Portfolio Lease Expiration

The following table reflects lease expirations of our office properties as of March 31, 2020:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (in thousands) (1)	% of Portfolio Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	% of Portfolio Rentable Square Feet Expiring
2020	16	$2,794	12.4%	81,769	14.7%
2021	17	3,603	16.0%	80,701	14.5%
2022	20	3,899	17.4%	93,127	16.7%
2023	17	3,141	14.0%	60,731	10.9%
2024	11	1,593	7.1%	34,757	6.3%
2025	16	4,981	22.2%	145,595	26.2%
2026	6	910	4.0%	32,502	5.9%
2027	4	267	1.2%	5,145	0.9%
2028	2	238	1.1%	5,170	0.9%
Thereafter	1	1,044	4.6%	16,913	3.0%

Total	110	$22,470	100%	556,410	100%

(1)

Annualized base rent represents annualized contractual base rental income as of March 31, 2020, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

Apartment Property

The following table provides summary information regarding our apartment property as of March 31, 2020:

Property Location of Property	Date Acquired	Property Type	Number of Units	Monthly Rent (1)	Occupancy (2)	Average Monthly Rent per Leased Unit (3)	Ownership %
Lofts at NoHo Commons North Hollywood, CA	11/16/2016	Apartment	292	$643,000	90.1%	$2,443	90.0%

(1)	Monthly rent is based on the aggregate contractual rent from tenant leases in effect as of March 31, 2020, adjusted to reflect any contractual tenant concessions.
(2)	Occupancy percentage is calculated as the number of occupied units divided by the total number of units of the property as of March 31, 2020.
(3)

Average monthly rent per leased unit is calculated as the aggregate contractual rent from leases in effect as of March 31, 2020, adjusted to reflect any contractual tenant concessions, divided by the number of leased units.

Development Property

On December 1, 2016, we, through a joint venture (the “210 West 31st Street Joint Venture”), acquired a leasehold interest to develop one office/retail property in 210 West 31st Street, New York, New York (“210 West 31st Street”). The leasehold interest for 210 West 31st Street expires January 31, 2114. We own an 80% equity interest in the 210 West 31st Street Joint Venture.

210 West 31st Street is located in New York, New York and consists of an 8,637 square foot development site located directly across the street from Madison Square Garden and Penn Station. As of March 31, 2020, the book value of our construction project was $55.3 million.

Real Estate-Related Investments

As of March 31, 2020, we owned an investment in real estate equity securities with a total book value of $10.1 million.

Other Investments

As of March 31, 2020, we owned two investments in unconsolidated entities. On June 28, 2016, we originated a participating loan facility to STAM in an amount up to €2.6 million ($2.9 million at closing). We funded approximately €2.1 million ($2.3 million at closing). In addition to the amount funded at closing, we also capitalized an additional $0.2 million of acquisition costs and fees. STAM used the proceeds to fund a general partner interest in a STAM-sponsored institutional real estate fund with an unrelated third party joint venture partner. The real estate fund invested in European real estate which STAM manages on behalf of the joint venture. As part of the terms of this investment with STAM, we receive a portion of the fees STAM receives from the fund. During the year ended December 31, 2019, STAM completed the liquidation of the portfolio and we recognized $2.8 million of equity in income of unconsolidated entity with respect to this investment. During the three months ended March 31, 2020, we received a distribution of €0.4 million or $0.4 million and as of March 31, 2020, our investment in the STAM investment was $0.1 million.

On December 31, 2019, the Company acquired 13 Class A Units for $2.9 million in Pacific Oak Opportunity Zone Fund I, LLC. As of March 31, 2020, Pacific Oak Opportunity Zone Fund I consolidated two joint ventures with real estate under development.

Investment Objectives and Strategies

General

We intend to invest in and manage a diverse portfolio of opportunistic real estate, real estate-related loans, real estate-related securities and other real estate-related investments. In particular, we are currently focused on acquiring properties with significant possibilities for short-term capital appreciation, such as those requiring development, redevelopment or repositioning or those located in markets with higher volatility, lower barriers to entry and high growth potential. We may acquire office, industrial, retail, hospitality, multi-family, single family home and other real properties, including existing or newly constructed properties or properties under development or construction. We also may invest in real estate-related loans, including but not limited to mortgage, bridge or mezzanine loans. Further, we may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise. We anticipate that the majority of our investments will be made in the United States, although we may also invest outside the United States to the extent that opportunities exist that may help us meet our investment objectives.

Objectives and Strategies

Our primary investment objectives are:

•	to preserve and return our stockholders’ capital contributions;

•	to realize growth in the value of our investments; and

•	to provide increasing cash distributions to our investors through increased cash flow from operations or targeted asset sales.

We have completed our acquisition stage and we plan to lease-up and stabilize existing assets, as well as explore value-add opportunities for existing assets. We will seek to realize growth in the value of our investments by timing asset sales to maximize their value.

We believe that we are most likely to meet our investment objectives through the careful selection and underwriting of assets. When making an investment, we will emphasize the performance and risk characteristics of that investment, how that investment will fit with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives.

Although the foregoing represents our present investment focus and targets, we may adjust any of the foregoing based on real estate market conditions and investment opportunities. Our board may revise our investment policies, which we describe in more detail below, without the approval of our stockholders. Our conflicts committee will review our investment policies at least annually to determine whether our policies are in the best interests of our stockholders. Our charter requires that the conflicts committee include the basis for its determination in its minutes and in an annual report delivered to our stockholders. Our funds will be invested in accordance with our charter, which places numerous limitations on us with respect to the manner in which we may invest (see “—Charter-Imposed Investment Limitations”).

Investment Policies

Opportunistic Real Estate

We intend to invest in commercial properties, including but not limited to office, office-tech, retail, apartment, industrial and hotel properties, as well as property for development or redevelopment into commercial properties, such as land or vacant buildings, in each case, that have been identified as being opportunistic investments with significant possibilities for near-term capital appreciation. These properties will be identified as such because of their property-specific characteristics or their market characteristics. For instance, properties that may benefit from unique repositioning opportunities or for development or redevelopment or which are located in markets with higher volatility, lower barriers to entry and high growth potential may present appropriate investments for us.

We also own and intend to invest in single family homes. On November 4, 2019, we acquired Reven Housing REIT, Inc., a NASDAQ listed company prior to acquisition, focused on the single family rental space. The company’s portfolio consisted of 993 single family homes located in Memphis, Oklahoma City, Houston, Jacksonville, Atlanta and Birmingham. We intend to grow this portfolio in each of these markets and in other identified markets. The target markets will focus on workforce single family and 2-4 unit housing.

We will use an opportunistic investment strategy in which we will seek to invest in real estate that we believe may be developed, redeveloped or repositioned so that it will reach an optimum value after our acquisition or investment. We may acquire properties with lower tenant quality or low occupancy rates and reposition them by seeking to improve the property, tenant quality and occupancy rates and thereby increase lease revenues and overall property value. Further, we may invest in properties that we believe are an attractive value because all or a portion of the tenant leases expire within a short period after the date of acquisition and we intend to renew leases or replace existing tenants at the properties for improved tenant quality. We may invest in a wide variety of commercial properties, including, without limitation, office buildings, shopping centers, business and industrial parks, manufacturing facilities, apartment buildings, warehouses and distribution facilities, and motel and hotel properties. We may purchase land or properties that have been constructed and have operating histories, are newly constructed, are under development or construction, or are not yet developed. We may also acquire properties in markets that are depressed or overbuilt with the anticipation that, within our anticipated holding period, the markets will recover and favorably impact the value of these properties. Many of the markets where we will acquire properties may have low barriers to entry and higher volatility in real estate lease rates and sale prices. As a result of our flexibility to invest in a variety of types of commercial properties rather than in specific limited property types, our intent to target properties with significant possibilities for near-term capital appreciation, and our use of a higher degree of leverage, we believe that our investments generally will provide a rate of return superior to real estate programs that invest in a limited range of property types, have a longer anticipated holding period, utilize leverage to a lesser degree and/or employ more conservative investment strategies.

One factor in considering an investment will be providing cash distributions to our stockholders. However, because a significant factor in the valuation of income-producing real properties is their potential for future appreciation in value, we anticipate that the majority of properties we acquire will have the potential for both capital appreciation and increased cash flow from operations in order to provide cash distributions to stockholders.

We will generally hold fee title or a long-term leasehold estate in the properties we acquire. We may also invest in or acquire operating companies or other entities that own and operate assets that meet our investment objectives. We will make investments in other entities when we consider it more efficient to acquire an entity that already owns assets meeting our investment objectives than to acquire such assets directly. We may also participate with other entities (including affiliated entities) in property ownership through joint ventures, limited liability companies, partnerships and other types of common ownership.

Our advisor intends to diversify our real estate property investments by investment type, geographic region, investment size and investment risk. We will focus on markets where Pacific Oak-affiliated entities or a partner to us or our advisor has an established market presence, market knowledge and access to potential investments, as well as an ability to direct property management and leasing operations efficiently. We will review and change our target markets periodically in response to changing market opportunities and to maintain a diverse portfolio. Economic and real estate market conditions vary widely both region to region and among different property types within each region and submarket, and we intend to spread our investments both across regions and among the submarkets within regions.

Commercial Real Estate Investments.

The following procedures apply to our commercial real estate investments and tenants, including large multi-family properties, but do not necessarily apply to small multi-family properties (such as duplexes), single family homes, or residential tenants (for these types of assets the acquisition procedures will include the following when and where appropriate).

Conditions to Closing Real Property Investments. Our advisor will perform a diligence review on each property that we purchase. As part of this review, our advisor or a partner to us our advisor will obtain an environmental site assessment for each proposed acquisition (which at a minimum includes a Phase I environmental assessment). We will not close the purchase of any property unless we are generally satisfied with the environmental status of the property. Our investment policy currently provides that the purchase price of each property will not exceed its fair market value at the time of our acquisition of the property. We will also generally seek to condition our obligation to close the purchase of any investment on the delivery of certain documents from the seller or developer. Such documents include, where available:

•	plans and specifications;

•	surveys;

•	evidence of readily transferable title to the proposed investment property, subject to such liens and encumbrances as are acceptable to the Advisor;

•	title insurance policies; and

•	financial statements covering recent operations of properties that have operating histories.

Tenant Improvements. We anticipate that tenant improvements required at the time of our acquisition of a property will be funded from our offering proceeds and financings or from operating cash flow. However, at such time as a tenant of one of our properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract new tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space, which may be funded from borrowings and offering proceeds, including proceeds from our dividend reinvestment plan.

Terms of Leases. We expect that the vast majority of the leases we enter will provide for tenant reimbursement of operating expenses. Operating expenses typically include real estate taxes, special assessments, insurance, utilities, common area maintenance and some building repairs. We also intend to include provisions in our leases that increase the amount of base rent payable at various points during the lease term and/or provide for the payment of additional rent calculated as a percentage of a tenant’s gross sales above predetermined thresholds. However, the terms and conditions of any leases we acquire as part of an acquisition of a property or into which we enter with respect to the properties we acquire may vary substantially from those described. We will describe the terms of leases on properties we acquire by means of a supplement to this prospectus where and to the extent we believe such terms are material to a decision to purchase shares in this offering.

Tenant Creditworthiness. We will execute new tenant leases and tenant lease renewals, expansions and extensions with terms dictated by the current submarket conditions and the verifiable creditworthiness of each particular tenant. We will use a number of industry credit rating services to determine the creditworthiness of potential tenants and any personal guarantor or corporate guarantor of each potential tenant. The reports produced by these services will be compared to the relevant financial data collected from these parties before consummating a lease transaction. Relevant financial data from potential tenants and guarantors includes income statements and balance sheets for the current year and for prior periods, net worth or cash flow statements of guarantors and other information we deem relevant. Third-party brokers will handle the lease-up of our properties with the supervision, support and assistance of the Advisor asset manager that is responsible for managing the lease-up and operation of the property through its sale.

Investments in Real Estate-Related Loans

We may invest in real estate-related loans, including distressed debt, first and second mortgage loans, mezzanine loans, B-Notes, bridge loans, convertible mortgages, wraparound mortgage loans, construction mortgage loans and participations in such loans. We may structure, underwrite and originate the debt products in which we invest. Our underwriting process will involve comprehensive financial, structural, operational and legal due diligence to assess the risks of investments so that we can optimize pricing and structuring. By originating loans directly, we will be able to efficiently structure a diverse range of products.

We may sell some of the loans (or portions of the loans after separating them into tranches) that we originate to third parties for a profit. We expect to hold other loans (or portions of loans) for investment.

Described below are some of the types of loans we may originate or acquire:

Distressed Debt. Distressed debt may include sub- and non-performing real estate loans acquired from financial institutions and performing loans acquired from distressed sellers. We make these investments when we believe our underwriting, credit, financing and asset management experience will enable us to generate above-average risk-adjusted returns by resolving these distressed loans expeditiously through refinancings, negotiated repayments with borrowers or foreclosure and subsequent sale of the underlying property. A sub-performing loan is a loan with a very high loan-to-value ratio and a low debt service coverage ratio and that is likely to default at maturity because the property securing the loan cannot support a refinancing of the loan’s entire unpaid principal balance. A non-performing loan is a loan that is in default of its covenants, is past due in interest payments, or is past its final maturity date and has not been repaid. Sub- and non-performing loans are typically purchased at a discount to the note’s face amount.

In certain cases, we may invest in distressed debt in cases in which we do not expect the borrower to perform in accordance with the contractual terms, including the repayment of the principal amounts outstanding under the loans, the payment of interest at the stated amounts on the faces of the notes or the repayment of the loans upon their maturity dates. We may explore various strategies for these investments including the following: (i) negotiating with the borrowers for reduced payoffs, (ii) restructuring the terms of the loans, and (iii) enforcing our rights as lender under the loans and foreclosing on the collateral securing the loans. Ultimately, we may obtain title to properties securing our non-performing loan investments via foreclosure or deed-in-lieu proceedings, which are typically non-stabilized or otherwise not performing optimally.

Mortgage Loans. We may originate or acquire mortgage loans structured to permit us to (i) retain the entire loan or (ii) sell or securitize the lower yielding senior portions of the loan and retain the higher yielding subordinate investment (or vice-versa). We expect these loans to be secured by commercial properties and generally range in size from $5 million to $50 million, with exceptions, such as high-quality loans with low loan-to-value ratios. We may also acquire seasoned mortgage loans in the secondary market secured by single assets as well as portfolios of performing and sub-performing loans that were originated by third-party lenders such as banks, life insurance companies and other owners.

Second Mortgages. We may invest in second mortgages, which are loans secured by second deeds of trust on real property that is already subject to prior mortgage indebtedness, in an amount which, when added to the existing indebtedness, does not generally exceed 75% of the appraised value of the mortgage property.

B-Notes. B-Notes are junior participations in a first mortgage loan on a single property or group of related properties. The senior participation is known as an A-Note. Although a B-Note may be evidenced by its own promissory note, it shares a single borrower and mortgage with the A-Note and is secured by the same collateral. Though B-Note lenders have the same obligations, collateral and borrower as the A-Note lender, in most instances B-Note lenders are contractually limited in rights and remedies in the event of a default. The B-Note is subordinate to the A-Note by virtue of a contractual or intercreditor arrangement between the A-Note lender and the B-Note lender. For the B-Note lender to actively pursue its available remedies (if any), it must, in most instances, purchase the A-Note or maintain its performing status in the event of a default on the B-Note. The B-Note lender may in some instances require a security interest in the stock or partnership interests of the borrower as part of the transaction. If the B-Note holder can obtain a security interest, it may be able to accelerate gaining control of the underlying property, subject to the rights of the A-Note holder. These debt instruments are senior to the mezzanine debt tranches described below, though they may be junior to another junior participation in the first mortgage loan. B-Notes may or may not be rated by a recognized rating agency.

B-Notes typically are secured by a single property, and the associated credit risk is concentrated in that single property. B-Notes share certain credit characteristics with second mortgages in that both are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding first mortgage or the A-Note. Our management believes that B-Notes are one of the safest subordinated debt instruments because B-Notes share a single mortgage with the A-Note and, as a result, its position survives an event of foreclosure. After the A-Note is satisfied, any remaining recoveries go next to the B-Note holder.

Mezzanine Loans. The mezzanine loans we may originate or acquire will generally take the form of subordinated loans secured by a pledge of the ownership interests of an entity that directly or indirectly owns real property. We may hold senior or junior positions in mezzanine loans, such senior or junior position denoting the particular leverage strip that may apply.

We may require other collateral to provide additional security for mezzanine loans, including letters of credit, personal guarantees or collateral unrelated to the property. We may structure our mezzanine loans so that we receive a stated fixed or variable interest rate on the loan as well as a percentage of gross revenues and a percentage of the increase in the fair market value of the property securing the loan, payable upon maturity, refinancing or sale of the property. Our mezzanine loans may also have prepayment lockouts, penalties, minimum profit hurdles and other mechanisms to protect and enhance returns in the event of premature repayment.

These types of investments generally involve a lower degree of risk than an equity investment in an entity that owns real property because the mezzanine investment is generally secured by the ownership interests in the property-owning entity and, as a result, is senior to the equity. Upon a default by the borrower under the mezzanine loan, the mezzanine lender generally can take immediate control and ownership of the property-owning entity, subject to the senior mortgage on the property that stays in place in the event of a mezzanine default and change of control of the borrower.

These types of investments involve a higher degree of risk relative to the long-term senior mortgage secured by the underlying real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt.

Bridge Loans. We may offer bridge financing products to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of a given property. From the borrower’s perspective, shorter-term bridge financing is advantageous because it allows time to improve the property value through repositioning without encumbering it with restrictive long-term debt. The terms of these loans generally do not exceed three years.

Convertible Mortgages. Convertible mortgages are similar to equity participations. We may invest in and/or originate convertible mortgages if our directors conclude that we may benefit from the cash flow or any appreciation in the value of the subject property.

Wraparound Mortgages. A wraparound mortgage loan is secured by a wraparound deed of trust on a real property that is already subject to prior mortgage indebtedness, in an amount which, when added to the existing indebtedness, does not generally exceed 75% of the appraised value of the mortgage property. A wraparound loan is one or more junior mortgage loans having a principal amount equal to the outstanding balance under the existing mortgage loan, plus the amount actually to be advanced under the wraparound mortgage loan. Under a wraparound loan, we would generally make principal and interest payments on behalf of the borrower to the holders of the prior mortgage loans.

Construction Loans. Construction loans are loans made for either original development or renovation of property. Construction loans in which we would generally consider an investment would be secured by first deeds of trust on real property for terms of six months to two years.

Pre-development Loans and Land Loans. We may provide financing to fund the costs of property pre-development as well as land acquisitions. These loans are frequently done in conjunction with construction loans and are often structured as a component of the construction loan. Due to the complexity and underwriting requirements of a construction loan, borrowers often need to secure financing prior to being able to satisfy all of the requirements for the construction loan. Funds are used for acquisition of the land, pre-development and site work and to fund other costs until a guaranteed maximum construction price can be put into place. The terms of these loans generally do not exceed three years.

Loans on Leasehold Interests. Loans on leasehold interests are secured by an assignment of the borrower’s leasehold interest in the particular real property. These loans are generally for terms of six months to 15 years. Leasehold interest loans are either amortized over a period that is shorter than the lease term or have a maturity date prior to the date the lease terminates. These loans would generally permit us to cure any default under the lease.

Loans on Equity Interests. Loans on equity interests are typically made to the general partner or managing member of a newly-formed joint venture acquiring real estate and are often secured by an assignment of the borrower’s equity interest in the particular joint venture and/or a guaranty of payment. These loans are generally for terms of six months to five years. The terms of equity interest loans vary; they can have fixed repayment intervals or be repaid based on cash flow from the property the particular joint venture owns, or both. These loans would generally permit us to become a direct or indirect member of the particular joint venture if a default occurs. We may also originate an equity interest loan where a direct equity investment through a joint venture is not feasible or economical.

Fund Level or Corporate Level Debt. We may invest in various real estate or real estate-related ventures by providing financing to or purchasing the debt obligations of funds or corporate entities with a primary focus on the commercial real estate and real estate finance industries or with significant exposure to real estate, such as REITs, hotels and gaming companies.

Participations. Participation investments are investments in partial interests of loans of the type described above that are made and administered by third-party lenders.

Underwriting Loans. We will not make or invest in mortgage loans unless we obtain an appraisal of the underlying property, except for mortgage loans insured or guaranteed by a government or government agency. We will maintain each appraisal in our records for at least five years and will make it available during normal business hours for inspection and duplication by any stockholder at such stockholder’s expense. In addition to the appraisal, we will seek to obtain a customary lender’s title insurance policy or commitment as to the priority of the mortgage or condition of the title.

We will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property, including our borrowings, would exceed an amount equal to 85% of the appraised value of the property, unless we find substantial justification due to the presence of other underwriting criteria. We may find such justification in connection with the purchase of mortgage loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and in which the cost of the mortgage loan investment does not exceed the appraised value of the underlying property. Such mortgages may not be insured or guaranteed by the Federal Housing Administration, the Department of Veterans Affairs or another third party.

In evaluating prospective acquisitions and originations of loans, our management and our advisor will consider factors such as the following:

•	the ratio of the amount of the investment to the value of the property by which it is secured;

•	the amount of existing debt on the property and the priority thereof relative to our prospective investment;

•	the property’s potential for capital appreciation;

•	expected levels of rental and occupancy rates;

•	current and projected cash flow of the property;

•	potential for rental increases;

•	the degree of liquidity of the investment;

•	the geographic location of the property;

•	the condition and use of the property;

•	the property’s income-producing capacity;

•	the quality, experience and creditworthiness of the borrower; and

•	general economic conditions in the area where the property is located.

The Advisor will evaluate all potential loan investments to determine if the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. One of the real estate and debt finance professionals at the Advisor or its subsidiary or their agent may inspect material properties during the loan approval process, if such an inspection is deemed necessary. Inspection of a property may be deemed necessary if that property is considered material to the transaction (such as a property representing a significant portion of the collateral underlying a pool of loans) or if there are unique circumstances related to such property such as recent capital improvements or possible functional obsolescence. We also may engage trusted third-party professionals to inspect properties on our behalf.

Most loans that we will consider for investment would provide for monthly payments of interest and some may also provide for principal amortization, although we expect that most of the loans in which we will invest will provide for payments of interest only during the loan term and a payment of principal in full at the end of the loan term.

Our loan investments may be subject to regulation by federal, state and local authorities and subject to laws and judicial and administrative decisions imposing various requirements and restrictions, including, among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, requiring disclosure to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. In addition, certain states have enacted legislation requiring the licensing of mortgage bankers or other lenders, and these requirements may affect our ability to effectuate our proposed investments in loans. Commencement of operations in these or other jurisdictions may be dependent upon a finding of our financial responsibility, character and fitness. We may determine not to make loans in any jurisdiction in which the regulatory authority believes that we have not complied in all material respects with applicable requirements.

Our charter does not limit the amount of gross offering proceeds that we may apply to loan investments. Our charter also does not place any limit or restriction on:

•	the percentage of our assets that may be invested in any type of loan or in any single loan; or

•	the types of properties subject to mortgages or other loans in which we may invest.

When determining whether to make investments in mortgage and other loans, we will consider such factors as: positioning the overall portfolio to achieve an optimal mix of real estate-related investments; the diversification benefits of the loans relative to the rest of the portfolio; the potential for the investment to deliver high current income and attractive risk-adjusted total returns; and other factors considered important to meeting our investment objectives. As discussed above, some of the loans we make will be sold shortly after origination.

Investments in Debt Securities

In addition to investments in properties, loans and equity securities (discussed below), we may also invest in real estate-related debt securities such as commercial and residential mortgage-backed securities and debt securities issued by other companies. We may invest in any residential and commercial mortgage-backed securities, collateralized debt obligations or other real estate-related debt security that we believe will provide an attractive risk-adjusted return. While we may invest in any debt-related securities, we expect that the majority of these investments would be commercial mortgage-backed securities or CMBS. A brief description of CMBS follows.

Commercial Mortgage-Backed Securities. CMBS, are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

CMBS are generally pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust’s income. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. The equity tranche, which is the “first loss” position, bears most of the risk associated with the collateral pool. It is possible for a relatively few number of defaults in the collateral pool to cause large losses for the equity tranche. However, if the collateral pool performs well, the equity tranche has a greater potential return than the more senior tranches, which typically have returns capped at the coupon rates of the notes created in the structure.

In addition to tranche seniority, the credit quality of CMBS depends on the credit quality of the underlying mortgage loans, the real estate finance market and the parties directly involved in the transaction, which is a function of factors such as:

•	the principal amount of the loans relative to the value of the related properties;

•	the mortgage loan terms (e.g. amortization);

•	market assessment and geographic location;

•	construction quality of the property;

•	the creditworthiness of the borrowers;

•	macroeconomic variables that affect the supply and demand for commercial real estate;

•	structural features of the transaction, such as subordination levels, advancing terms and other credit enhancements;

•	the originator of the loan and its motivation to sell it;

•	the underwriter and issuer of the transaction and their ability to trade and support it in the secondary markets; and

•	the servicers and trustees responsible for running and maintaining the transaction on a daily basis.

Ratings of Real Estate-Related Debt Securities. For mortgage-backed securities, the securitization process is governed by one or more of the rating agencies, including Fitch, Moody’s and Standard & Poor’s, who determine the respective bond class sizes, generally based on a sequential payment structure. Bonds that are rated from AAA to BBB by the rating agencies are considered “investment grade.” Bond classes that are subordinate to the BBB class are considered “non-investment grade.” The respective bond class sizes are determined based on the review of the underlying collateral by the rating agencies. The payments received from the underlying loans are used to make the payments on the securities. Based on the sequential payment priority, the risk of nonpayment for the AAA securities is lower than the risk of nonpayment for the non-investment grade bonds. Accordingly, the AAA class is typically sold at a lower yield compared to the non-investment grade classes that are sold at higher yields. We may invest in investment grade and non-investment grade classes.

We evaluate the risk of investment grade and non-investment grade mortgage-backed securities based on the credit risk of the underlying collateral and the risk of the transactional structure. The credit risk of the underlying collateral is crucial in evaluating the expected performance of an investment. Key variables in this assessment include rent levels, vacancy rates, supply and demand forecasts and tenant incentives (build-out incentives or other rent concessions) related to the underlying properties. We utilize third-party data providers to review loan level performance such as delinquencies and threats to credit performance. We also review monthly servicing reports of the master and special servicers as well as reports from rating agencies. We perform specific asset-level underwriting on all significant loans in the securities structure. We utilize sensitivity analysis and other statistical underwriting when evaluating the cash flows generated by a transaction. With respect to transactional structure, we assess the structure of a particular securities transaction as well as utilize third-party data providers for a structural sensitivity analysis. After assessing loan-level data and structural data, we combine this information to forecast expected cash flows, probability of default and loss given a default.

Investments in Equity Securities

We may make equity investments in funds or corporate entities with a primary focus on the commercial real estate and real estate finance industries or with significant exposure to real estate, such as REITs, hotels and gaming companies. We may purchase the common or preferred stock of these entities or purchase or write options with respect to their stock. We may eventually seek to acquire or gain a controlling interest in the companies that we target. We do not expect our non-controlling equity investments in other public companies to represent a substantial portion of our assets at any one time.

We may make investments in other entities when we consider it more efficient to acquire an entity that already owns assets meeting our investment objectives than to acquire such assets directly. We may also participate with other entities (including affiliated entities) in property ownership through joint ventures, limited liability companies, partnerships and other types of common ownership.

Other Possible Investments

Although we expect that most of our investments will be of the types described above, we may make other investments. In fact, we may invest in whatever types of assets that we believe are in our best interests. Although we can purchase any type of assets, our charter does limit certain types of investments. See “—Charter-Imposed Investment Limitations.” We do not intend to underwrite securities of other issuers.

Investment Decisions and Asset Management: The Pacific Oak Approach

The Advisor has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. Our conflicts committee will review our investment policies at least annually to determine whether our investment policies continue to be in the best interests of our common stockholders.

The Advisor believes that successful real estate investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management and timely disposition of those assets. As such, Pacific Oak Capital Advisors has developed a disciplined investment approach that combines the experience of its team of real estate and debt finance professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The Advisor’s approach also includes active and aggressive management of each asset acquired. The Advisor believes that active management is critical to creating value. The Advisor develops a well-defined exit strategy for each investment we make and periodically performs a hold-sell analysis on each asset. These periodic analyses focus on the remaining available value enhancement opportunities for the asset, the demand for the asset in the marketplace, market conditions and our overall portfolio objectives to determine if the sale of the asset, whether via an individual sale or as part of a portfolio sale or merger, would generate a favorable return to our stockholders. Economic and market conditions may influence us to hold our assets for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions and asset positioning have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders.

Keith D. Hall and Peter McMillan III work together at the Advisor with their team of key real estate and debt finance professionals. These senior real estate and debt finance professionals have been through multiple real estate cycles in their careers and have the expertise gained through hands-on experience in acquisitions, originations, loan workouts, asset management, dispositions, development, leasing and property and portfolio management.

In an effort to both find better investment opportunities and enhance the performance of those investments, the Advisor will utilize a market-focused structure. The Advisor has divided the country into three or more regions: the Eastern, Central, Pacific Northwest, and Pacific Southwestern United States. Each region has a regional vice president who is responsible for executing our investment strategy. Asset managers are typically responsible for investments in only a few markets, which allows them to have in-depth knowledge of each market for which they are responsible. This focus also allows the asset managers to establish networks of relationships with each market’s leasing and investment brokers and owners. We believe this regionally-aligned organization that emphasizes local market knowledge provides better investment selection at acquisition, quicker lease-up of vacant space, better investment operating performance and more timely execution of a sale.

To execute our advisor’s disciplined investment approach, a team of its real estate and debt finance professionals takes responsibility for the business plan of each investment. The following practices summarize the Advisor’s investment approach:

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National Market Research—The investment team extensively researches the acquisition and/or origination and underwriting of each investment, utilizing both real time market data and the transactional knowledge and experience of the Advisor’s network of professionals.

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Underwriting Discipline—The Advisor follows a tightly controlled and managed process to examine all elements of a potential investment including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, income tax considerations and liquidity. Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with the Advisor other real estate and debt finance professionals responsible for the asset. This team of experts reviews and develops comprehensive reports for each asset throughout the holding period.

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Risk Management—Risk management is a fundamental principle in the Advisor construction of our portfolio and in the management of each investment. Diversification by investment type, geographic region, investment size and investment risk is critical to controlling portfolio-level risk. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. The Advisor’s real estate and debt finance professionals continuously review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

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Asset Management—Prior to the purchase of an individual asset or portfolio, the asset managers work closely with the regional president and the acquisition and underwriting teams to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Advisor reviews asset business strategies quarterly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. The Advisor designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

Joint Venture Investments

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) or participations for the purpose of obtaining interests in real estate properties and other real estate investments. We may also enter into joint ventures for the development or improvement of properties. Joint venture investments permit us to own interests in large properties and other investments without unduly restricting the diversity of our portfolio. In determining whether to invest in a particular joint venture, the Advisor will evaluate the real estate investments that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for the selection of our investments.

The Advisor will also evaluate the potential joint venture partner as to its financial condition, operating capabilities and integrity. We may enter into joint ventures with third parties or other Pacific Oak-sponsored programs or affiliated entities; however, we may only enter into joint ventures with other Pacific Oak-sponsored programs or affiliated entities if a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction concludes that the transaction is fair and reasonable to us and on substantially the same terms and conditions as those received by other joint venturers. At such time during the term of this offering that the Advisor believes that there is a reasonable probability that we will enter into a joint venture for the origination or acquisition of a significant investment, we will supplement this prospectus to disclose the terms of such proposed transaction. You should not rely upon such initial disclosure of any proposed transaction as an assurance that we will ultimately consummate the proposed transaction or that the information we provide in any supplement to this prospectus concerning any proposed transaction will not change after the date of the supplement.

We have not established the specific terms we will require in the joint venture agreements we may enter. Instead, we will establish the terms with respect to any particular joint venture agreement on a case-by-case basis after our board of directors considers all of the relevant facts, such as the nature and attributes of our other potential joint venture partners, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of our interest when compared to the interests owned by other partners in the venture. With respect to any joint venture we enter, we expect to consider the following types of concerns and safeguards:

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Our ability to manage and control the joint venture.—We will consider whether we should obtain certain approval rights in joint ventures we do not control. For proposed joint ventures in which we are to share control with another entity, we will consider the procedures to address decisions in the event of an impasse.

•	Our ability to exit a joint venture.—We consider requiring buy/sell rights, redemption rights or forced liquidation rights.

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Our ability to control transfers of interests held by other partners to the venture.—We will consider requiring consent provisions, a right of first refusal and/or forced redemption rights in connection with transfers.

Borrowing Policies

We have financed a portion of our investments with debt. We have used debt financing in various forms in an effort to increase the size of our portfolio and potential returns to our stockholders. Access to capital is crucial to our business, since we earn income based on the spread between the yield on our investments and the cost of our borrowings. The following table shows the current and fully extended maturities, including principal amortization payments, of our debt as of March 31, 2020 (in thousands):

	Current Maturity	Extended Maturity
April 1, 2020 through December 31, 2020	$79,668	$21,658
2021	76,574	37,129
2022	173,089	96,165
2023	—	25,419
2024	—	148,960

	$329,331	$329,331

We have focused our investment activities on obtaining a portfolio of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate investments. Careful use of debt has helped us to achieve our diversification goals because we have more funds available for investment. We expect our debt financing to be 60% or less of the cost of our tangible assets (before deducting depreciation and other non-cash reserves). This is our target leverage as established by our board of directors. There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of March 31, 2020, our borrowings and other liabilities were approximately 60% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets.

We do not intend to exceed the leverage limit in our charter. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors, and could also be accompanied by restrictive covenants. High levels of debt could also increase the risk of being unable to refinance when loans become due, or of being unable to refinance on favorable terms, and the risk of loss with respect to assets pledged as collateral for loans.

Except with respect to the borrowing limits contained in our charter, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: economic conditions, the relative cost and availability of debt and equity capital, any investment opportunities, the ability of our investments to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to book value in connection with any change of our borrowing policies.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our real estate investments and the nature and level of credit enhancements supporting those investments. The Advisor and our executive officers will review and monitor credit risk and other risks of loss associated with each investment. In addition, we will seek to diversify our portfolio of assets to avoid undue geographic, industry and certain other types of concentrations. Our board of directors will monitor our overall portfolio risk and levels of provision for loss.

Interest Rate Risk Management. To the extent consistent with maintaining our qualification as a REIT, we will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to structure the key terms of our borrowings to generally correspond to the interest rate term of our assets and through interest rate hedging activities.

Hedging Activities. We may engage in hedging transactions to protect our investment portfolio from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as we determine is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our qualification as a REIT. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain debt agreements. We may elect to bear a level of interest rate risk that could otherwise be hedged when we believe, based on all relevant facts, that bearing such risk is advisable.

Equity Capital Policies. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. After you purchase shares in this offering, our board may elect to: (i) sell additional shares in this or future offerings, (ii) issue equity interests in private offerings, (iii) issue shares to the Advisor, or its successors or assigns, in payment of an outstanding fee obligation, or (iv) issue shares of our common stock to sellers of assets we acquire in connection with an exchange of limited partnership interests of the SOR II OP. To the extent we issue additional equity interests after your purchase in this offering, whether in a follow-on offering, through our dividend reinvestment plan or otherwise, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional issuances and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Disposition Policies

The period that we will hold our investments will vary depending on the type of asset, interest rates and other factors. Our advisor has developed a well-defined exit strategy for each investment we have made. The Advisor will continually perform a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return for our stockholders. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders. During the year ended December 31, 2019, we sold one office building and there were no properties classified as held for sale as of December 31, 2019. The disposition strategy is consistent with our objectives of acquiring opportunistic investments, improving the investments and timing asset sales to realize the growth in the value that was created during our hold period.

Charter-imposed Investment Limitations

Our charter places the following limitations on us with respect to the manner in which we may invest our funds or issue securities:

•	incur debt such that it would cause our liabilities to exceed 75% of the aggregate cost of tangible assets owned by us, unless approved by a majority of the conflicts committee;

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invest more than 10% of our total assets in unimproved property or mortgage loans on unimproved property, which we define as property not acquired for the purpose of producing rental or other operating income or on which there is no development or construction in progress or planned to commence within one year;

•	make or invest in mortgage loans unless an appraisal is available concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency;

•

make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85% of the appraised value of such property as determined by appraisal, unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria;

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make an investment if the related acquisition and origination fees and expenses are not reasonable or exceed 6% of the contract purchase price for the asset or, in the case of a loan we originate, 6% of the funds advanced, provided that in either case the investment may be made if a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction approves such fees and expenses and determines that the transaction is commercially competitive, fair and reasonable to us;

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acquire equity securities unless a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable, provided that investments in equity securities in “publicly traded entities” that are otherwise approved by a majority of the board of directors (including a majority of the members of the conflicts committee) shall be deemed fair, competitive and commercially reasonable if we acquire the equity securities through a trade that is effected in a recognized securities market (a “publicly traded entity” shall mean any entity having securities listed on a national securities exchange or included for quotation on an inter-dealer quotation system) and provided further that this limitation does not apply to (i) acquisitions effected through the purchase of all of the equity securities of an existing entity, (ii) the investment in wholly owned subsidiaries of ours or (iii) investments in asset-backed securities;

•	invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

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invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

•	issue equity securities on a deferred payment basis or other similar arrangement;

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issue debt securities in the absence of adequate cash flow to cover debt service unless the historical debt service coverage (in the most recently completed fiscal year), as adjusted for known changes, is sufficient to service that higher level of debt as determined by the board of directors or a duly authorized executive officer;

•	issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance; or

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issue equity securities redeemable solely at the option of the holder, which restriction has no effect on our share redemption program or the ability of the SOR II OP to issue redeemable partnership interests.

In addition, our charter includes many other investment limitations in connection with conflict-of-interest transactions, which limitations are described below under “Risk Factors.” Our charter also includes restrictions on roll-up transactions, which are described under “Description of Capital Stock” below.

Investment Limitations to Avoid Registration as an Investment Company

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

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pursuant to Section 3(a)(1)(A), is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

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pursuant to Section 3(a)(1)(C), is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

We believe that neither we nor SOR II OP are required to register as an investment company based on the following analysis. With respect to the 40% test, most of the entities through which we and SOR II OP own our assets are majority-owned subsidiaries that will not themselves be investment companies and will not be relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the primarily engaged test, we and SOR II OP are holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of SOR II OP, we and SOR II OP are primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

If any of the subsidiaries of SOR II OP fails to meet the 40% test, we believe they will usually, if not always, be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Otherwise, they should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that any of the subsidiaries of SOR II OP relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, and approximately an additional 25% of its assets in other types of real estate-related assets. If any subsidiary relies on Section 3(c)(5)(C), we expect to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Pursuant to the language of Section 3(c)(5)(C), we will treat an investment in real property as a qualifying real estate asset. The SEC staff, according to published guidance, takes the view that certain mortgage loans, participations, mezzanine loans and other types of real estate-related loans in which we intend to invest are qualifying real estate assets. Thus, we intend to treat these investments as qualifying real estate assets. The SEC staff has not published guidance with respect to the treatment of commercial mortgage backed securities for purposes of the Section 3(c)(5)(C) exemption. Unless we receive further guidance from the SEC or its staff with respect to residential or commercial mortgage backed securities, we intend to treat residential or commercial mortgage backed securities as a real estate-related asset.

If any subsidiary relies on Section 3(c)(5)(C), we expect to limit the investments that the subsidiary makes, directly or indirectly, in assets that are not qualifying assets and in assets that are not real estate-related assets. In 2011, the SEC issued a concept release indicating that the SEC and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage related instruments. To the extent that the SEC or its staff provides guidance regarding any of the matters bearing upon the exceptions we and our subsidiaries rely on from registration as an investment company, we may be required to adjust our strategy accordingly. Any guidance from the SEC or its staff could further inhibit our ability to pursue the strategies we have chosen.

Economic Dependency

We are dependent on the Advisor for certain services that are essential to us, including the disposition of investments; management of the daily operations of our investment portfolio; and other general and administrative responsibilities. In the event that the Advisor is unable to provide these services, we will be required to obtain such services from other sources.

Competitive Market Factors

We face competition from various entities for prospective tenants and to retain our current tenants, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant. As a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract and retain tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders may be adversely affected.

Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Compliance with Federal, State and Local Environmental Law

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

All of our real estate properties, other than properties acquired through foreclosure, will be subject to Phase I environmental assessments at the time they are acquired.

Segments

We have invested in opportunistic real estate investments and originated a loan secured by a non-stabilized real estate asset. In general, we intend to hold our investments in opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, our management views opportunistic real estate and other real estate-related assets as similar investments. Substantially all of our revenue and net income (loss) is from opportunistic real estate and other real estate-related assets, and therefore, we currently aggregate our operating segments into one reportable business segment. In addition, we have invested in a participating loan facility secured by a portfolio of light industrial properties located in Europe. However, based on our investment portfolio and future investment focus, we do not believe that our investment in the European asset is a reportable segment.

Employees

We have no paid employees. The employees of the Advisor or its affiliates provide management, acquisition, disposition, advisory and certain administrative services for us.

Legal Matters

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

Stockholder Information

As of March 31, 2020, we had 17,842,301 and 12,222,534 shares of Class A and Class T common stock, respectively, outstanding held by a total of approximately 3,200 and 2,600 stockholders, respectively. The number of stockholders is based on the records of DST Systems, Inc., who serves as our transfer agent.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets applicable suitability and minimum purchase requirements. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

Distribution Information

We declare stock dividends and cash distributions when our board of directors determines we have sufficient cash flow from operations, investment activities and/or strategic financings. This policy reflects our focus on acquiring an investment portfolio with a total return profile that is composed of a combination of assets that have potential for long-term appreciation and/or stabilized cash flow from operations upon lease-up or other enhancement.

We currently expect our board of directors to authorize, declare and pay cash distributions on a monthly basis. We expect that we will fund these cash distributions from dividend, rental and other income on our investments. We may also utilize strategic refinancings to fund cash distributions for investments that have appreciated in value after our acquisition. Generally, our distribution policy is not to pay cash distributions from sources other than cash flow from operations, investment activities and strategic financings. However, we may fund cash distributions from any source and there are no limits to the amount of distributions that we may pay from any source, including proceeds from the issuance of securities in the future, other third party borrowings, advances from the Advisor or sponsors or from the Advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may pay distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions.

As a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. At such time as we have assets that we have held for at least two years, we anticipate that we may authorize and declare distributions based on gains on asset sales, to the extent we close on the sale of one or more assets and the board of directors does not determine to reinvest the proceeds of such sales.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

We have not established a minimum distribution level, and our charter does not require that we pay distributions to our stockholders. Distributions declared during 2019 and 2018, aggregated by quarter, are as follows (dollars in thousands, except per share amounts):

	2019
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$1,206	$724	$724	$725	$3,379
Distributions Declared Per Class A Share	$0.040	$0.024	$0.024	$0.024	$0.112
Distributions Declared Per Class T Share	$0.040	$0.024	$0.024	$0.024	$0.112

	2018
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$1,082	$1,124	$1,349	$1,452	$5,007
Distributions Declared Per Class A Share	$0.047	$0.048	$0.048	$0.048	$0.191
Distributions Declared Per Class T Share	$0.024	$0.025	$0.041	$0.048	$0.138

The tax composition of our cash distributions paid during the years ended December 31, 2019 and 2018 was as follows:

	2019	2018
Ordinary Income	—%	—%
Return of Capital	100%	100%
Capital Gain	—%	—%

Total	100%	100%

Commencing March 2015, the Company’s board of directors has declared and issued stock dividends on shares of the Company’s common stock through December 31, 2019 as follows:

Year Ended December 31,	Amount Declared per Share Outstanding (1)	Total Shares Issued
2015	0.100000 shares	765,604
2016	0.035003 shares	513,723
2017	0.020004 shares	493,463
2018	0.018337 shares	584,377
2019	—	—

(1)

Amount declared per share outstanding includes one-time stock dividends, quarterly dividends and monthly dividends and assumes each share was issued and outstanding for the entire periods presented. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.

Stock dividends are non-taxable to stockholders at the time of issuance. During our offering stage and through November 2018, our board of directors declared stock dividends on a set monthly basis based on monthly record dates. We currently do not expect our board of directors to declare additional monthly stock dividends.

In addition, for the three months ended March 31, 2020, we paid aggregate distributions of $0.2 million including $0.1 million distributions paid in cash and $0.1 million of distributions reinvested through the dividend reinvestment plan. Our net loss attributable to common stockholders for the three months ended March 31, 2020 was $10.5 million and cash flow used in operations was $2.6 million.

For more information with respect to our distributions paid, see Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Distributions” of our Annual Report on Form 10-K attached as Annex D and Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Distributions” of our Quarterly Report on Form 10-Q attached as Annex E.

Unregistered Sales of Equity Securities

During the year ended December 31, 2019 and the three months ended March 31, 2020, we did not sell any equity securities that were not registered under the Securities Act. During the year ended December 31, 2018, we sold the following equity securities that were not registered under the Securities Act. On February 13, 2018, we issued 10,935 of Class A shares of common stock for $9.15 per share (or an aggregate purchase price of $0.1 million) to a business associate of Keith D. Hall and Peter McMillan III. The shares were issued in private transactions exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act. We did not pay selling commissions or dealer manager fees with respect to this sale. The purchase price reflects a $0.85 discount to the $10.00 per share offering price in our now-terminated initial public offering, reflecting that no selling commissions or dealer manager fees were paid on the sale.

Share Redemption Program

We have adopted a share redemption program that may enable stockholders to sell their shares to us in limited circumstances.

Pursuant to the share redemption program there are several limitations on our ability to redeem shares:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), we may not redeem shares until the stockholder has held the shares for one year.

•

During each calendar year, the share redemption program limits the number of shares we may redeem to those that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year. In 2020, the share redemption program also provides that in any calendar year, the last $0.5 million of net proceeds from the dividend reinvestment plan during the prior year is reserved exclusively for shares redeemed in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” with any excess funds being available to redeem shares not requested in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” during the December redemption date in the current year. We may, however, increase or decrease the funding available for the redemption of shares pursuant to the program upon ten business days’ notice to our stockholders.

•	During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to our share redemption program, redemptions made in connection with a stockholder’s death, qualifying disability, or determination of incompetence are made at a price per share equal to the most recent NAV per share as of the applicable redemption date. The price at which we redeem all other shares eligible for redemption is as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of our most recent estimated NAV per share as of the applicable redemption date; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of our most recent estimated NAV per share as of the applicable redemption date.

For purposes of determining the time period a redeeming stockholder has held each share, the time period begins as of the date the stockholder acquired the share; provided, that shares purchased by the redeeming stockholder pursuant to our dividend reinvestment plan and shares received as a stock dividend will be deemed to have been acquired on the same date as the initial share to which the dividend reinvestment plan shares or stock dividend shares relate. The date of the share’s original issuance by us is not determinative. In addition, as described above, the shares owned by a stockholder may be redeemed at different prices depending on how long the stockholder has held each share submitted for redemption.

We expect to update our estimated NAV per share annually.

The terms of our share redemption program with respect to redemptions sought upon a stockholder’s death, qualifying disability or determination of incompetence are as follows:

•	There is no one-year holding requirement;

•

Effective in January 2019, funds from our dividend reinvestment plan in an amount of $500,000 are reserved for redemption (during 2018, additional funds in an amount up to $500,000 were available for redemptions); and

•	The redemption price is the estimated NAV of the shares, as determined by our board of directors.

Upon a transfer of shares any pending redemption requests with respect to such transferred shares will be canceled as of the date we accept the transfer. Stockholders wishing to continue to have a redemption request related to any transferred shares considered by us must resubmit their redemption request.

Our board may amend, suspend or terminate the share redemption program upon 10 business days’ notice to stockholders. We also may increase or decrease the funding available for the redemption of shares pursuant to the share redemption program upon 10 business days’ notice to stockholders.

Effective beginning with the month of February 2020, we have suspended (a) redemptions requested under the share redemption program in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence,” until we and SOR file with the SEC a Registration Statement on Form S-4 containing this proxy statement/prospectus for the proposed Merger, and (b) all other redemptions under the share redemption program until after the Merger closes.

During the year ended December 31, 2019 and the three months ended March 31, 2020, we fulfilled redemption requests and redeemed shares pursuant to the share redemption program as follows:

Month	Total Number of Shares Redeemed	Average Price Paid Per Share (1)	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2019	260,234	$9.50	(2)
February 2019	2,277	$—	(2)
March 2019	—	$—	(2)
April 2019	—	$—	(2)
May 2019	23,534	$9.65	(2)
June 2019	1,144	$9.65	(2)
July 2019	—	$—	(2)
August 2019	13,059	$9.65	(2)
September 2019	7,056	$9.65	(2)
October 2019	575	$9.65	(2)
November 2019	—	$—	(2)
December 2019	11,559	$10.11	(2)
January 2020	170,128	$10.10	(2)
February 2020	—	$—	(2)
March 2020	—	$—	(2)

	489,566

(1)

Pursuant to the program, as amended, we redeem shares at the purchase prices described above. Redemptions for January 2019 through November 2019 were processed based on our estimated NAV per share of $9.65 as established by our board of directors on December 6, 2018. December 2019 redemptions were processed based on our estimated NAV per share of $10.25 as established by our board of directors on December 17, 2019.

(2)

We limit the dollar value of shares that may be redeemed under the program as described above. During the three months ended March 31, 2020, we redeemed $1.7 million of common stock. In January 2020, we exhausted all funds available for redemption of shares in 2020 in connection with redemption requests not made upon a stockholder’s death, “qualifying disability”, or determination of incompetence. As of March 31, 2020, we had $8.0 million outstanding and unfulfilled redemption requests representing 785,440 shares due to the limitations described above. As of March 31, 2020, we have $0.5 million available for redemptions made upon a stockholder’s death, “qualifying disability” or “determination of incompetence” during the remainder of 2020. Based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2020, we have $0.1 million available for redemptions during 2021.

In addition to the redemptions under the share redemption program described above, during the year ended December 31, 2019, we repurchased 2,286 shares of our common stock at $8.89 per share for an aggregate price of approximately $20,000.

Directors and Executive Officers

We have provided below certain information about our executive officers and directors.

Name	Position(s)	Age*
Keith D. Hall	Chief Executive Officer and Director	61
Peter McMillan III	Chairman of the Board, President and Director	62
Michael A. Bender	Chief Financial Officer, Treasurer and Secretary	60
John P. Joliet	Independent Director	50
Laurent Degryse	Independent Director	53
Kenneth G. Yee	Independent Director	60

*	As of March 1, 2020.

Keith D. Hall is our Chief Executive Officer and one of our directors, positions he has held since February 2013 and October 2008, respectively. He is also the Chief Executive Officer and a director of Pacific Oak Strategic Opportunity REIT, positions he has held since December 2008 and October 2008, respectively. He is a former Executive Vice President of KBS REIT II, KBS REIT III and KBS Growth & Income REIT. Mr. Hall was Executive Vice President of KBS REIT I from June 2005 until its liquidation in December 2018. Mr. Hall owns and controls a 50% interest in Pacific Oak Holding, which is the sole owner of the Advisor. Mr. Hall also owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our former advisor (KBS Capital Advisors) and our former dealer manager (KBS Capital Markets Group). KBS Holdings is a sponsor of our company, and is or was a sponsor of KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT, Pacific Oak Strategic Opportunity REIT and KBS Growth & Income REIT, which were formed in 2008, 2005, 2007, 2009, 2009, 2008 and 2015, respectively. Mr. Hall is also a member of the investment committee formed by the Advisor to evaluate and recommend new investment opportunities for us.

Mr. Hall is affiliated with Willowbrook Capital Group, LLC, an asset management company. Mr. Hall is also a founder of Pacific Oak Capital Group, a real estate asset management company formed in 2018, and its family of companies. Prior to commencing his affiliation with Willowbrook in 2000, Mr. Hall was a Managing Director at CS First Boston, where he managed the distribution strategy and business development for the Principal Transaction Group’s $18.0 billion real estate securities portfolio. Mr. Hall’s two primary business unit responsibilities were Mezzanine Lending and Commercial Real Estate Development. Before joining CS First Boston in 1996, he served as a Director in the Real Estate Products Group at Nomura Securities, with responsibility for the company’s $6.0 billion annual pipeline of fixed-income, commercial mortgage-backed securities. During the 1980s, Mr. Hall was a Senior Vice President in the High Yield Department of Drexel Burnham Lambert’s Beverly Hills office, where he was responsible for distribution of the group’s high-yield real estate securities. Mr. Hall received a Bachelor of Arts Degree with honors in Finance from California State University, Sacramento.

Our board of directors has concluded that Mr. Hall is qualified to serve as one of our directors for reasons including his expertise in the real estate finance markets and his expertise with real estate-related investments. With over 30 years of experience investing in and managing real estate-related investments, Mr. Hall has the depth and breadth of experience to implement our business strategy. As an executive officer and principal of the Advisor, Mr. Hall is able to direct the board of directors to the critical issues facing our company.

Peter McMillan III is our President, the Chairman of the Board and one of our directors, positions he has held since February 2013. He is also President, Chairman of the Board and a director of Pacific Oak Strategic Opportunity REIT, positions he has held since December 2008. Mr. McMillan has previously served as an Executive Vice President, the Treasurer and Secretary and a director of KBS Growth & Income REIT and KBS REIT III. From June 2005 until its liquidation in December 2018, Mr. McMillan was Executive Vice President, Treasurer, Secretary and a director of KBS REIT I. From August 2007 through August 2018 he served as

Executive Vice President, Treasurer and Secretary of KBS REIT II and from August 2007 through February 2019 he was also a director of KBS REIT II. From August 2009 until its liquidation in December 2018, Mr. McMillan was Executive Vice President of KBS Legacy Partners Apartment REIT. Mr. McMillan owns and controls a 50% interest in Pacific Oak Holding, which is the sole owner of the Advisor. Mr. McMillan also owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our former advisor (KBS Capital Advisors) and our former dealer manager (KBS Capital Markets Group). KBS Holdings is a sponsor of our company, and is or was a sponsor of KBS REIT I, KBS REIT II, KBS REIT III, Pacific Oak Strategic Opportunity REIT II, KBS Legacy Partners Apartment REIT and KBS Growth & Income REIT, which were formed in 2008, 2005, 2007, 2009, 2009, 2013 and 2015, respectively. Mr. McMillan is also a member of the investment committee formed by the Advisor to evaluate and authorize new investment opportunities for us.

Mr. McMillan is a Partner and co-owner of Temescal Canyon Partners LP, an investment advisor formed in 2013 to manage a multi-strategy hedge fund on behalf of investors. Mr. McMillan is also a founder of Pacific Oak Capital Group, a real estate asset management company formed in 2018, and its family of companies. Mr. McMillan is also a co-founder and the Managing Partner of Willowbrook Capital Group, LLC, an asset management company. In addition, since November 2017, Mr. McMillan has served as Chairman and a director for Keppel Pacific Oak-US REIT Management Pte. Ltd., which is the Manager of Keppel Pacific Oak US REIT. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company’s $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a member of the board of directors of TCW Funds, Inc. and TCW Strategic Income Fund, Inc., and is a member of the board of trustees of Metropolitan West Funds.

Our board of directors has concluded that Mr. McMillan is qualified to serve as one of our directors and the Chairman of the Board for reasons including his expertise in real estate finance and with real estate-related investments. With over 30 years of experience investing in and managing real estate-related debt investments, Mr. McMillan offers insights and perspective with respect to our real estate-related investment portfolio as well as our real estate portfolio. As one of our executive officers and a principal of the Advisor, Mr. McMillan is also able to direct our board of directors to the critical issues facing our company. Further, his experiences as a director of Pacific Oak Strategic Opportunity REIT II, TCW Mutual Funds, and Metropolitan West Funds and as a former director of KBS REIT I, KBS REIT II, KBS REIT III, KBS Growth & Income REIT, TCW Alternative Funds and Steinway Musical Instruments, Inc. provide him with an understanding of the requirements of serving on a public company board and qualify him to serve as the chairman of our board of directors.

Michael A. Bender has served as our Executive Vice President, Chief Financial Officer, Treasurer and Secretary since November 2019. Mr. Bender has also served in the same roles for Pacific Oak Strategic Opportunity REIT since November 2019. Mr. Bender has served as Chief Financial Officer of the Advisor since July 2019. Prior to joining our advisor in 2019, Mr. Bender was self-employed as a private consultant primarily engaged in commercial real estate finance from January 2017 to July 2019. From January 2016 to January 2017, Mr. Bender served as Chief Financial Officer for Kamal Osman Janjoom Group LLC, a Dubai-based retail company focused in the Middle East, where he was responsible for all aspects of accounting, reporting, control, corporate finance and treasury. From October 2007 to January 2016, Mr. Bender was Chief Financial Officer and Chief Accounting Officer for Spirit Realty Capital, Inc., a NYSE-traded commercial property REIT. During his eight years at Spirit Realty Capital, Mr. Bender was in charge of accounting, reporting, control, corporate finance and treasury.

Before joining Spirit Realty Capital, Inc. in 2007, Mr. Bender held positions including Assistant Corporate Controller for Allied Waste, Inc., Vice President of Global External Reporting for American Express Corporation, Chief Financial Officer for FINOVA Realty Capital and senior manager for Deloitte & Touche, LLP. Mr. Bender earned a Bachelor of Science Degree in Accounting and a Master of Business Administration from Arizona State University. He is a Certified Public Accountant.

John P. Joliet is one of our independent directors, a position he has held since August 2017. He has been a Partner at American Discovery Capital, an independent merchant banking firm focused on principal investments in leading family-owned and middle-market companies in selected high-growth sectors, since he founded the company in 2016. Prior to founding American Discovery Capital Mr. Joliet was a Partner and Managing Director at Moelis & Company where he was responsible for leading the firm’s global investment banking activities in the Enterprise Software sector. Prior to joining Moelis &Co., Mr. Joliet spent ten years at UBS Investment Bank where he was a Managing Director and Global Head of Software Investment Banking, as well as the Head of the Los Angeles office. Mr. Joliet began his investment banking career with Donaldson, Lufkin & Jenrette (“DLJ”), and remained with DLJ until its sale to Credit Suisse in 2000. Before he began his investment banking career, Mr. Joliet spent four years as a consultant with Coopers & Lybrand in Boston, London UK, and Chicago, and was licensed as a Certified Public Accountant.

Mr. Joliet studied at the University of Pennsylvania’s Wharton School and the Ross School of Business at the University of Michigan, where he earned a Bachelor of Business Administration. He earned a Master of Business Administration, with honors, from the University of Chicago’s Booth School of Business.

Our board of directors has concluded that Mr. Joliet is qualified to serve as one of our independent directors for reasons including his nearly 25 years as an investment banker and corporate finance consultant. With his strong back ground in mergers and acquisitions and capital markets, he is well-positioned to advise the board with respect to strategic alternatives.

Laurent Degryse is one of our independent directors, a position he has held since April 2014. Mr. Degryse has been involved in the real estate development industry for over 20 years with a focus on real estate activities in Belgium. For the past five years he has been self-employed and engaged in real estate development and venture capital activities. In 2002, Mr. Degryse founded Urbis Development, a real estate development company located in Luxembourg, and served as its Managing Director until, in 2008, it created a joint venture with another real estate company, Herpain SA, and became Herpain Urbis.

From December 2007 through December 2015, he has served as the Managing Director of Hunza Ventures and Managing Partner of Hunza Management, affiliated venture capital companies based in Luxemburg that invest in technology and life science projects. In connection with his position at Hunza Ventures, he serves as a member of the supervisory board of Hunza Ventures II SCA SICAR, a fund raised by Hunza Ventures that is investing and raising capital for venture investments; and from December 2007 through June 2012 he served as a member of the supervisory board of Hunza Ventures SCA SPF, a fund that raised and fully invested €15 million in 14 venture investments. Mr. Degryse also manages his own portfolio of investments in Europe, Asia and the United States.

In addition, Mr. Degryse has served as the chairman of the board of SoftKinetic International SA from 2008 to 2015. He was a director of Herpain Urbis Retail (from 2008 to 2015) and a director of Herpain Urbis (from 2007 to 2013) and Herpain Enterprise (from 2008 to 2013). Herpain Urbis Retail, Herpain Urbis and Herpain Enterprise are related companies with expertise in real estate development and construction for office, residential and commercial real estate in Belgium. In addition, from March 2007 through March 2012 he served as a member of the supervisory board of Urbis SCA. Mr. Degryse was a member of the board of trustees and member of the finance and the audit committee of MOCA, the Museum of Contemporary Art in Los Angeles, California. Mr. Degryse is a graduate of the Solvay Business School at the University of Brussels, Belgium where he received a Master in Business Engineering.

Our board of directors has concluded that Mr. Degryse is qualified to serve as one of our independent directors for reasons including his expertise in the real estate development business. With over 20 years of experience in the real estate industry, with a particular focus on investments in Belgium, Mr. Degryse offers insights and perspective with respect to our investment portfolio and our focus on European investment opportunities.

Kenneth G. Yee is one of our independent directors and is the Chairman of the Audit Committee, positions he has held since April 2017 and May 2017, respectively. He is also an independent director and Chairman of the Audit Committee of Pacific Oak Strategic Opportunity REIT, positions he has held since April 2017 and May 2017, respectively. Since 2000, Mr. Yee has been the President and Chief Executive Officer of Ridgecrest Capital, Inc., a real estate financial advisory services and structured finance firm. Mr. Yee previously served in the same positions for Ridgecrest Capital, Inc. from 1992 to 1997. From 2007 to June 2011, Mr. Yee was also the managing director of Cappello Capital Corp., where he was responsible for sourcing, evaluating, structuring and placing transactions relating to domestic and international real estate equity and debt, and small and middle market corporate capital raising and mergers and acquisitions. Mr. Yee served as Senior Vice President of Acquisitions for Imperial Credit Commercial Mortgage Investment Corp from 1998 to 1999. From 1990 to 1991, Mr. Yee served as Vice President and Controller for Secured Capital Corp. (now known as Eastdil Secured LLC, formerly a division of Wells Fargo), a real estate advisory and investment banking firm. Prior to that, he was a Vice President at Drexel Burnham Lambert from 1987 to 1990. From 1986 to 1987, Mr. Yee was an associate consultant for Kenneth Leventhal & Company, a real estate consulting and public accounting firm. Mr. Yee was a financial analyst with Deseret Pacific Mortgage from 1985 to 1986 and he was a senior accountant with Ernst & Whinney, a public accounting firm, from 1982 to 1985.

Mr. Yee received Bachelor of Science in Business Administration, Master of Business Administration and Master of Business Taxation degrees from the University of Southern California. He also received a Master of Science in Real Estate Development degree from the Massachusetts Institute of Technology and a Juris Doctor degree from the University of California, Los Angeles. Mr. Yee is a Chartered Financial Analyst, a Certified Public Accountant, a licensed attorney and a licensed real estate broker.

Our board of directors has concluded that Mr. Yee is qualified to serve as one of our independent directors for reasons including his expertise with respect to real estate equity and debt transactions and accounting matters. With more than 25 years of experience with real estate equity and debt transactions, Mr. Yee is well-positioned to advise the board with respect to potential investment opportunities and investment management. In addition, with over 30 years of experience as a Certified Public Accountant, Mr. Yee provides our board of directors with substantial expertise regarding real estate accounting and financial reporting matters.

Compensation of Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in the Advisor, and/or its affiliates, and our executive officers are compensated by these entities, in part, for their services to us. See “—Certain Transactions with Related Persons” for a discussion of the fees paid to the Advisor and its affiliates.

Compensation of Directors

If a director is also one of our executive officers, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by our conflicts committee, based upon recommendations from the Advisor. Two of our executive officers, Messrs. Hall and McMillan, manage and control the Advisor, and through the Advisor, they are involved in recommending and setting the compensation to be paid to our independent directors.

We have provided below certain information regarding compensation earned by or paid to our directors during fiscal year 2019.

Name	Fees Earned in 2019 or Paid in Cash	All Other Compensation	Total
John P. Joliet	$133,333	$—	$133,333
Laurent Degryse	149,333	—	149,333
Kenneth G. Yee	97,333	—	97,333
Peter McMillan (2)	—	—	—
Keith D. Hall (2)	—	—	—

(1)

Fees Earned in 2019 or Paid in Cash include meeting fees earned in: (i) 2018 but paid or reimbursed in 2019 as follows: Mr. Degryse $10,333, Mr. Yee $11,333 and Mr. Joliet $9,333; and (ii) 2019 and paid or to be paid in 2020 as follows: Mr. Degryse $3,333, Mr. Yee $3,333 and Mr. Joliet $3,333.

(2)	Directors who are also our executive officers do not receive compensation for services rendered as a director.

Cash Compensation

We will compensate each of our independent directors with an annual retainer of $40,000. In addition, we will pay independent directors for attending board and committee meetings as follows:

•	$2,500 in cash for each board meeting attended;

•	$2,500 in cash for each committee meeting attended, except that the committee chairman is paid $3,000 for each committee meeting attended;

•	$2,000 in cash for each teleconference board meeting attended; and

•	$2,000 in cash for each teleconference committee meeting attended, except that the committee chairman is paid $3,000 for each teleconference committee meeting attended.

All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at board of directors meetings and committee meetings.

Stock Ownership

The following table shows, as of July 14, 2020, the amount of our Class A common stock and Class T common stock beneficially owned (unless otherwise indicated) by (i) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of each of our Class A common stock and Class T common stock, (ii) our directors, (iii) our executive officers, and (iv) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner of Class A and Class T Shares, as indicated	Amount and Nature of Beneficial Ownership of Class A Shares		Percent of all Class A Shares	Amount and Nature of Beneficial Ownership of Class T Shares	Percent of all Class T Shares
Keith D. Hall, Chief Executive Officer and Director	336,315	(1)(2)	1.9%	—	—%
Peter McMillan III, Chairman of the Board, President and Director	336,315	(1)(2)	1.9%	—	—%
Michael A. Bender, Chief Financial Officer, Treasurer and Secretary	—		—	—	—%
John P. Joliet, Independent Director	—		—	—	—%
Laurent Degryse, Independent Director	—		—	—	—%
Kenneth G. Yee, Independent Director	—		—	—	—%
All directors and executive officers as a group	336,315	(1)(2)	1.9%	—	—%

(1)

Includes 25,785 Class A shares owned by KBS Capital Advisors, which is indirectly owned and controlled by Keith D. Hall and Peter McMillan III. None of the shares are pledged as security. The address of this beneficial owner is 800 Newport Center Drive, Suite 700, Newport Beach, California 92660.

(2)

Includes 310,530 Class A shares owned by Willowbrook Capital Group, an entity owned and controlled by Keith D. Hall and Peter McMillan III. None of the shares are pledged as security. The address of this beneficial owner is 11766 Wilshire Blvd., Suite 1670, Los Angeles, California 90025.

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the directors, and all of the members of the audit committee and the conflicts committee, are “independent” as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, our board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has affirmatively determined that each of Kenneth G. Yee, John P. Joliet and Laurent Degryse satisfies the bright-line criteria and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a member of the board of directors. None of these directors has ever served as (or is related to) an employee of ours or any of our predecessors or acquired companies or received or earned any compensation from us or any such other entities except for compensation directly related to service as a director of us. Therefore, we believe that all of these directors are independent directors.

Our Policy Regarding Transactions with Related Persons

Our charter requires the conflicts committee to review and approve all transactions between us and the Advisor, any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to the Compliance Officer, currently our Chief Financial Officer, via the Ethics Hotline, or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons

As described further below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Keith D. Hall and Peter McMillan III control and indirectly own Pacific Oak Holding Group, LLC, our sponsor since November 1, 2019. The Sponsor is the sole owner of the Advisor. Messrs. Hall and McMillan are also two of our executive officers and directors.

In addition, along with Charles J. Schreiber, Jr., Keith D. Hall and Peter McMillan III control and indirectly own KBS Holdings LLC, our sponsor prior to November 1, 2019. KBS Holdings is the sole owner of KBS Capital Advisors LLC, our advisor prior to November 1, 2019, and KBS Capital Markets Group LLC, the entity that acted as the dealer manager of our now-terminated primary initial public offering.

Our Relationships with KBS Capital Advisors and the Advisor

From our inception through October 31, 2019, KBS Capital Advisors provided day-to-day management of our business. Among the services provided by KBS Capital Advisors under the terms of the KBS Capital Advisors advisory agreement were the following:

•	finding, presenting and recommending to us real estate investment opportunities consistent with our investment policies and objectives;

•	structuring the terms and conditions of our investments, sales and joint ventures;

•	acquiring properties and other investments on our behalf in compliance with our investment objectives and policies;

•	sourcing and structuring our loan originations and acquisitions;

•	arranging for financing and refinancing of our properties and our other investments;

•	entering into leases and service contracts for our properties;

•	supervising and evaluating each property manager’s performance;

•	reviewing and analyzing the properties’ operating and capital budgets;

•	assisting us in obtaining insurance;

•	generating an annual budget for us;

•	reviewing and analyzing financial information for each of our assets and our overall portfolio;

•

formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;

•	performing investor-relations services;

•	maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the IRS and other regulatory agencies;

•	engaging in and supervising the performance of our agents, including our registrar and transfer agent; and

•	performing any other services reasonably requested by us.

KBS Capital Advisors was subject to the supervision of the board of directors and only had such authority as we delegated to it as our agent. The advisory agreement with KBS Capital Advisors terminated on October 31, 2019, and we hired the Advisor under substantially the same terms on November 1, 2019. Our advisory agreement with the Advisor has a one-year term subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties. From January 1, 2019 through the most recent date practicable, which was March 31, 2020, we compensated our then-current advisor as set forth below.

The Advisor or its affiliates have paid our organization and other offering expenses (other than selling commissions, dealer manager fees and the stockholder servicing fee with respect to Class T shares sold in our primary initial public offering) related to our primary initial public offering in excess of 1.0% of gross proceeds from our primary initial public offering.

We incur acquisition and origination fees payable to the Advisor equal to a percentage of the cost of investments acquired or originated by us, or the amount to be funded by us to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments plus significant capital expenditures related to the development, construction or improvement of the investment budgeted as of the date of acquisition. Acquisition and origination fees relate to services provided in connection with the selection and acquisition or origination of real estate investments. For investments acquired or originated with proceeds raised in our offerings on or prior to February 16, 2016, this percentage is 1.5%. For investments acquired or originated with proceeds raised in our initial public offering after February 16, 2016, this percentage is 2.6%. Acquisition and origination fees for the 15 months ended March 31, 2020 totaled approximately $0.1 million

In addition to acquisition and origination fees, we reimburse the Advisor for customary acquisition and origination expenses, whether or not we ultimately acquire the asset. For the 15 months ended March 31, 2020, the Advisor and its affiliates did not incur any such costs on our behalf.

For asset management services, we pay the Advisor a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the cost of our investments and (ii) 2.0% of the sum of the cost of our investments, less any debt secured by or attributable to the investments. The cost of the real property investments is calculated as the amount paid or allocated to acquire the real property, including the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto (but excluding acquisition fees paid or payable to the Advisor). The cost of the loans and any investments other than real property is calculated as the lesser of (x) the amount actually paid or allocated to acquire or fund the loan or other investment, including fees and expenses related thereto (but excluding acquisition fees paid or payable to the Advisor), and (y) the outstanding principal amount of such loan or other investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition fees paid or payable to the Advisor), as of the time of calculation. In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment. For the 15 months ended March 31, 2020, our asset management fees totaled $5.1 million.

Under the advisory agreement the Advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of the Advisor’s overhead, such as rent, employee costs, utilities, accounting software and cybersecurity costs. The Advisor may seek reimbursement for employee costs under the advisory agreement. At this time, the Advisor only expects to seek reimbursement for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, if the Advisor seeks reimbursement for additional employee costs, such costs may include our proportionate share of the salaries of persons involved in the preparation of documents to meet SEC reporting requirements. We do not reimburse the Advisor or its affiliates for employee costs in connection with services for which the Advisor earns acquisition or origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits the Advisor or its affiliates may pay to our executive officers. For the 15 months ended March 31, 2020, we had reimbursed the Advisor for $0.4 million of operating expenses, including $0.3 million of employee costs.

Our Relationship with KBS Capital Markets Group

We entered a dealer manager agreement with our dealer manager on August 12, 2014 in connection with the launch of our initial public offering which agreement was amended and restated on February 17, 2016 and terminated effective December 31, 2019. Pursuant to our dealer manager agreement, through February 16, 2017, our dealer manager was entitled to receive selling commissions of up to 6.5% and dealer manager fees of up to 3.0% of the purchase price for shares of our common stock sold in our primary offering. Effective February 17, 2016, our dealer manager was entitled to receive selling commissions of up to 6.5% of the purchase price for Class A shares of our common stock sold in the primary offering and up to 3.0% of the purchase price of our Class T shares of common stock sold in the primary offering, as well as a dealer manager fee of up to 2.0% of the purchase price of each class of shares of our common stock sold in the primary offering. All or a portion of the selling commissions were not charged with regard to shares sold to certain categories of purchasers. A reduced dealer manager fee was payable with respect to certain volume discount sales. The dealer manager reallowed 100% of selling commissions to broker-dealers participating in our initial public offering. From its dealer manager fee, our dealer manager generally reallowed to any participating broker-dealer up to 1.0% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee (in select cases, up to 1.5% of the gross primary offering proceeds).

For the 15 months ended March 31, 2020, we did not incur any selling commissions or dealer manager fees.

In addition, our dealer manager received an annual stockholder servicing fee of 1.0% of the purchase price per share (ignoring any discounts that may be available to certain categories of purchasers) of Class T common stock sold in our primary initial public offering solely to the extent there was a broker-dealer of record with respect to such Class T share that had entered into a currently effective selected dealer agreement or servicing agreement that provided for the payment to such broker-dealer of the stockholder servicing fee with respect to such Class T share, and such broker-dealer of record was in compliance with the applicable terms of such selected dealer agreement or servicing agreement related to such payment. To the extent payable, the stockholder servicing fee accrued daily and was paid monthly in arrears, and our dealer manager reallowed 100% of the stockholder servicing fee to such broker-dealer of record for services provided to Class T stockholders after the initial sale of the Class T share.

No stockholder servicing fee was paid with respect to Class T shares purchased through our dividend reinvestment plan offering or issued pursuant to a stock dividend. We ceased accruing for stockholder servicing fees after July 31, 2018.

Subordinated Participation in Net Cash Flows

Upon a merger or listing of our common stock on a national securities exchange, we may pay the Advisor an incentive fee. Upon a listing this fee will equal 15% of the amount by which (i) the market value of our outstanding stock plus the total of all distributions paid by us to stockholders from inception until the date market value is determined (regardless of the source used to fund such distributions and including distributions that may constitute a return of capital for federal income tax purposes and excluding any stock dividend) exceeds (ii) the sum of our stockholders’ gross investment amount, which is the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by the total number of shares repurchased by us (excluding shares received as a stock dividend which we subsequently repurchased) multiplied by the weighted average issue price of the shares sold in the primary offering, and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return on our stockholders’ gross investment amount from our inception through the date the market value is determined.

Upon a merger this fee will equal 15% of the amount by which (i) the Merger Consideration amount plus the total of all distributions paid or declared by us to stockholders from inception until the closing of the merger (regardless of the source used to fund such distributions and including distributions that may constitute a return of capital for federal income tax purposes and excluding any stock dividend) exceeds (ii) the sum of our stockholders’ gross investment amount, which is the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by the total number of shares repurchased by us (excluding shares received as a stock dividend which we subsequently repurchased) multiplied by the weighted average issue price of the shares sold in the primary offering, and the amount necessary to generate a 7.0% per year cumulative, noncompounded return on our stockholders’ gross investment amount from our inception through the closing of the merger.

If the Advisor receives a subordinated incentive fee, the fee will not be separately reduced by the prior payment to the Advisor of a participation in our net cash flows as the calculation of the subordinated incentive fee takes into account any prior payment to the Advisor of this participation. In addition, if the Advisor is entitled to receive the subordinated incentive fee upon a listing, the Advisor will no longer participate in our net cash flows as described above.

The 7.0% per year cumulative, noncompounded return on gross investment amount is calculated on a daily basis. In making this calculation, gross investment amount is determined for each day during the period for which the 7.0% per year cumulative, noncompounded return is being calculated, including a daily adjustment to reflect shares repurchased by us (excluding shares received as a stock dividend which we subsequently repurchased). In addition, gross investment amount is reduced by the following: (i) distributions from net sales proceeds, (ii) distributions from net financing proceeds, and (iii) distributions paid from cash flow from operations in excess of a cumulative, noncompounded, annual return of 7.0%. Gross investment amount is only reduced as described above; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes. The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder but rather is based on total distributions paid on all outstanding shares relative to total gross investment amount invested by all stockholders. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for the Advisor to receive the subordinated incentive fee. In fact, if the Advisor is entitled to receive the subordinated incentive fee, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return.

Sub-Advisory Agreement

KBS Capital Advisors entered a sub-advisory agreement with STAM Europe (“STAM”), a real estate operating company based in Paris, France, pursuant to which STAM would provide real estate acquisition and portfolio management services to the Advisor in connection with investments in Europe. For investments in Europe we make directly and for which our ownership interest is 100%, the Advisor would compensate STAM for its services in sourcing and managing these investments from the fees it earns from us under the advisory agreement with us and we will pay STAM no additional compensation. Effective April 17, 2019, STAM terminated the sub-advisory agreement with KBS Capital Advisors.

Insurance

On January 6, 2014, we, together with KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT, SOR, our former dealer manager, our former advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers was allocated by KBS Capital Advisors and its insurance broker among each of the various entities covered by the program, and was billed directly to each entity. In June 2015, KBS Growth & Income REIT was added to the insurance program at terms similar to those described above. At renewal in June 2018, we, along with SOR and KBS Legacy Partners Apartment REIT elected to cease participation in the program and obtain separate insurance coverage. We, together with SOR, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is or was allocated by our applicable advisor and its insurance broker among each REIT covered by the program, and is billed directly to each REIT. The program is effective through June 30, 2021.

Pacific Oak Opportunity Zone Fund I

On December 31, 2019, we made a $2.9 million investment in the Pacific Oak Opportunity Zone Fund I, LLC. Pacific Oak Opportunity Zone Fund I is sponsored by the Sponsor. The Advisor is entitled to certain fees in connection with the fund. The fund will pay an acquisition fee equal to 1.5% of the purchase price of each asset (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) with a purchase price less than or equal to $25.0 million plus 1.0% of the purchase price in excess of $25.0 million; a quarterly asset management fee equal to 0.25% of the total purchase price of all assets (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) as of the end of the applicable quarter; and a financing fee equal to 0.5% of the original principal amount of any indebtedness they incur (reduced by any financing fee previously paid with respect to indebtedness being refinanced). In the case of investments made through joint ventures, the fees above will be determined based on our proportionate share of the investment. Pacific Oak is also entitled to certain distributions paid by the Pacific Oak Opportunity Zone Fund I after the Class A Members have received their preferred return. These fees and distributions have been waived for our $2.9 million investment.

Currently Proposed Transactions

On February 19, 2020, we, SOR, and Pacific Oak SOR II, LLC, an indirect subsidiary of SOR, entered into the Merger Agreement with respect to the proposed Merger which is the subject of this proxy statement/prospectus.

The Combined Company

The Combined Company will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” and will continue to be a Maryland corporation that intends to qualify as a REIT under the Code. The Combined Company will continue to invest in and manages a portfolio of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate-related investments located in the United States.

The Combined Company’s principal executive offices will continue to be located at 11766 Wilshire Blvd, Suite 1670, Los Angeles, California 90025, and its telephone number is (949) 417-6500. The Combined Company will continue to have the same management, board of directors and other company policies and strategies as SOR, described above under “—Pacific Oak Strategic Opportunity REIT, Inc. and Pacific Oak SOR II, LLC.”

The following table presents a summary of the Combined Company’s portfolio metrics, on a pro forma basis, using data as of March 31, 2020:

Portfolio Statistics
Real Estate Investments/States	26/14
Portfolio Occupancy	81%
Gross Real Estate Value (in thousands) (1)	$2,503,988

(1)	Based on third-party appraisals as of October 31, 2019 for SOR and SOR II and the acquisition cost of a single-family portfolio purchased on November 4, 2019.

The following table presents the Combined Company’s geographic diversification, on a pro forma basis upon consummation of the Merger, using data as of March 31, 2020.

Geographic Diversification
State	Number of Investments	Gross Real Estate Assets Value (1)%
California	5	$820,400	32.8%
New York	2	593,000	23.7%
Nevada	2	205,100	8.2%
Georgia	3	193,187	7.7%
Texas	4	172,145	6.9%
South Carolina	1	103,800	4.1%
Minnesota	1	100,600	4.0%
Tennessee	2	99,109	4.0%
New Jersey	1	68,000	2.7%
Louisiana	1	55,300	2.2%
Arizona	1	35,700	1.4%
Florida	1	27,397	1.1%
Oklahoma	1	16,600	0.7%
Alabama	1	13,650	0.5%

Total	26	$2,503,988	100.0%

(1)	Based on third-party appraisals as of October 31, 2019 for SOR and SOR II and the acquisition cost of a single-family portfolio purchased on November 4, 2019.

The following table summarizes the Company’s pro forma capital structure upon consummation of the Merger, using data as of March 31, 2020.

Capital Structure
Debt	64%
Equity	36%

Total	100%

Combined Company Portfolio Information

Immediately following the Merger, the Combined Company’s portfolio will collectively comprise the investments listed in “The Companies—Pacific Oak Strategic Opportunity REIT, Inc. and Pacific Oak SOR II, LLC” beginning on page 37 and in “The Companies—Pacific Oak Strategic Opportunity REIT II, Inc.” beginning on page 78.

MATERIAL PROPERTIES

SOR Material Properties

As of March 31, 2020, SOR had six consolidated office properties with rental revenue equal to or greater than 10% of its total revenue or a purchase price equal to or greater than 10% of its total assets.

The following table shows the material consolidated office properties as of March 31, 2020:

Property	Location of Property	Date Acquired or Foreclosed on	Property Type	Rentable Square Feet	Purchase Price (1) (in thousands)	Annualized Base Rent (2) (in thousands)	Average Annualized ase Rent Per Sq. Ft. (3)	Average Remaining Lease Term in Years	Occupancy	Ownership %
Richardson Portfolio	Richardson, TX	11/23/2011	Office/ Undeveloped Land	569,980	$37,751	$8,176	$19.00	4.0	78.2%	90%
Crown Pointe	Dunwoody, GA	2/14/2017	Office	509,792	83,119	10,667	26.97	3.6	77.6%	100%
The Marq	Minneapolis, MN	3/1/2018	Office	522,656	88,294	7,481	17.21	6.6	83.1%	100%
City Tower	Orange, CA	3/6/2018	Office	435,177	147,124	12,268	35.79	3.5	83.5%	100%
Eight & Nine Corporate Centre	Franklin, TN	6/8/2018	Office	315,299	73,000	7,500	29.37	4.9	80.4%	100%
Georgia 400 Center	Alpharetta, GA	5/23/2019	Office	419,567	89,066	9,174	26.81	4.3	83.9%	100%

(1)	Purchase price excludes acquisition fees and closing costs.
(2)

Annualized base rent represents annualized contractual base rental income as of March 31, 2020, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

(3)	Average annualized base rent per square foot is calculated as the annualized base rent divided by the leased square feet.

The average occupancy rate for the material office properties during each of the last five years was as follows:

	2019	2018	2017	2016	2015
Richardson Portfolio	77%	77%	81%	86%	87%
Crown Pointe	75%	70%	67%	N/A	N/A
The Marq	71%	68%	N/A	N/A	N/A
City Tower	81%	79%	N/A	N/A	N/A
Eight & Nine Corporate Centre	76%	71%	N/A	N/A	N/A
Georgia 400 Center	86%	N/A	N/A	N/A	N/A

The average effective annual rental rate per rentable square foot for each of the last five years for the material office properties was as follows:

	2019	2018	2017	2016	2015
Richardson Portfolio	$19.32	$18.36	$17.98	$17.57	$17.00
Crown Pointe	25.79	24.62	24.58	N/A	N/A
The Marq	20.10	19.97	N/A	N/A	N/A
City Tower	34.83	34.38	N/A	N/A	N/A
Eight & Nine Corporate Centre	29.18	28.48	N/A	N/A	N/A
Georgia 400 Center	27.59	N/A	N/A	N/A	N/A

Depreciable Tax Basis

For federal income tax purposes, we depreciate land improvements and building and building improvements on a straight-line basis based upon an estimated useful life of 20, 30 and 40 years, respectively. We depreciate cost segregation personal property using the Modified Accelerated Cost Recovery System over five years. The depreciable basis in the material properties, as of December 31, 2019, is as follows:

Property	Depreciable Tax Basis
Richardson Portfolio	$63,161
Crown Pointe	99,022
The Marq	101,639
City Tower	158,330
Eight & Nine Corporate Centre	79,526
Georgia 400 Center	92,063

SOR II Material Properties

As of March 31, 2020, SOR II had one consolidated office property, two hotel properties and one apartment property with rental revenue equal to or greater than 10% of its total revenue or a purchase price equal to or greater than 10% of its total assets.

The following table shows the material consolidated properties as of March 31, 2020:

Property	Location of Property	Date Acquired	Property Type	Rentable Square Feet	Purchase Price (1) (in thousands)	Annualized Base Rent(2) (in thousands)	Average Annualized Base Rent Per Sq. Ft. (3)	Average Remaining Lease Term in Years	Occupancy	Ownership %
Oakland City Center	Oakland, CA	8/18/2017	Office	369,440	$153,322	$14,392	$45.48	3.1	85.7%	100%

Property	Location of Property	Date Acquired	Property Type	Number of Rooms	Purchase Price (1) (in thousands)	Average Daily Rate	Average Revenue per Available Room	Occupancy	Ownership %
Springmaid Beach Resort	Myrtle Beach, SC	12/30/2014	Hospitality	453	$40,067	$90.83	$26.76	29.5%	90%
Q&C Hotel	New Orleans, LA	12/17/2015	Hospitality	196	50,684	178.64	103.76	58.1%	90%

Property	Location of Property	Date Acquired	Property Type	Number of Units	Purchase Price (1) (in thousands)	Monthly Rent (4)	Average Monthly Rent per Leased Unit (5)	Occupancy	Ownership %
Lofts at NoHo Commons	North Hollywood, CA	11/16/2016	Apartment	292	$102,500	$643,000	$2,443	90.1%	90%

(1)	Purchase price excludes acquisition fees and closing costs.
(2)

Annualized base rent represents annualized contractual base rental income as of March 31, 2020, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

(3)	Average annualized base rent per square foot is calculated as the annualized base rent divided by the leased square feet.
(4)	Occupancy percentage is calculated as the number of occupied units divided by the total number of units of the property as of March 31, 2020.
(5)

Average monthly rent per leased unit is calculated as the aggregate contractual rent from leases in effect as of March 31, 2020, adjusted to reflect any contractual tenant concessions, divided by the number of leased units.

The average occupancy, average effective annual rental rate per rentable square foot, average daily rate, average revenue per available room and average monthly rent per leased unit for the last five years was as follows:

Average Occupancy	2019	2018	2017	2016	2015
Oakland City Center	86%	91%	93%	N/A	N/A
Springmaid Beach Resort	65%	61%	65%	66%	63%
Q&C Hotel	73%	78%	70%	59%	24%
Lofts at NoHo Commons	94%	90%	87%	89%	N/A

Average Effective Annual Rental Rate Per Rentable Square Foot	2019	2018	2017	2016	2015
Oakland City Center	$43.21	$41.12	$40.50	N/A	N/A

Average Daily Rate	2019	2018	2017	2016	2015
Springmaid Beach Resort	$138.06	$157.47	$128.37	$116.95	$108.72
Q&C Hotel	165.37	158.92	161.08	164.01	174.09

Average Revenue per Available Room
Springmaid Beach Resort	$89.80	$95.47	$83.45	$77.62	$68.65
Q&C Hotel	121.13	123.69	112.60	96.07	43.28

Average Monthly Rent per Leased Unit	2019	2018	2017	2016	2015
Lofts at NoHo Commons	$2,363	$2,111	$2,044	$2,056	N/A

Depreciable Tax Basis

For federal income tax purposes, we depreciate land improvements and building and building improvements on a straight-line basis based upon an estimated useful life of 20, 30 and 40 years, respectively. We depreciate cost segregation personal property using the Modified Accelerated Cost Recovery System over five years. The depreciable basis in the material properties, as of December 31, 2019, is as follows:

Property	Depreciable Tax Basis
Oakland City Center	$166,293
Springmaid Beach Resort	60,950
Q&C Hotel	55,909
Lofts at NoHo Commons	111,620

THE SOR II SPECIAL MEETING

This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from SOR II stockholders for use at the SOR II Special Meeting. This proxy statement/prospectus and accompanying form of proxy are first being mailed to SOR II stockholders on or about July 23, 2020.

Date, Time, Place and Purpose of the SOR II Special Meeting

The SOR II Special Meeting will be held as a “virtual meeting” via live webcast at 10:00 a.m. Pacific Time on October 1, 2020. To be admitted to the live webcast for the SOR II Special Meeting you must register at www.proxydocs.com/pacoak by 2:00 p.m. Pacific Time on September 29, 2020. You will be asked to provide the control number located inside the shaded gray box on your proxy card. After completion of your registration by the registration deadline, further instructions, including a unique link to access the SOR II Special Meeting, will be emailed to you.

The purpose of the SOR II Special Meeting is to consider and vote upon the following proposals:

1.	to consider and vote on a proposal to approve the Merger;

2.	to consider and vote on a proposal to approve the SOR II Charter Amendment in connection with the Merger; and

3.

to consider and vote on a proposal to adjourn the SOR II Special Meeting to solicit additional proxies in favor of the Merger Proposal and/or the SOR II Charter Amendment Proposal if there are not sufficient votes to approve the Merger Proposal and/or the SOR II Charter Amendment Proposal, if necessary and as determined by the chair of the SOR II Special Meeting.

SOR stockholders are not voting on the proposals to be voted on at the SOR II Special Meeting.

Recommendation of the SOR II Board of Directors

Based on the unanimous recommendation of the SOR II Special Committee of the Merger Proposal and the SOR II Charter Amendment Proposal, the SOR II Board unanimously recommends that the SOR II stockholders vote (i) FOR the Merger Proposal, (ii) FOR the SOR II Charter Amendment Proposal and (iii) FOR the Adjournment Proposal. For the reasons for these recommendations, see “The Merger—Recommendation of the SOR II Board and Its Reasons for the Merger” beginning on page 139.

SOR II Record Date; Who Can Vote at the SOR II Special Meeting

All holders of record of shares of SOR II Common Stock at the close of business on July 14, the Record Date, are entitled to notice of, and to vote at, the SOR II Special Meeting and any adjournment or postponement of the SOR II Special Meeting, except that while the Excluded Holders are entitled to vote the shares of SOR II Common Stock that they own on the SOR II Charter Amendment Proposal and the Adjournment Proposal, they are not entitled to vote such shares on the Merger Proposal.

Each share of SOR II Common Stock owned as of the close of business on the Record Date is entitled to one vote on each proposal at the SOR II Special Meeting, except that the Excluded Holders are not entitled to vote the shares of SOR II Common Stock owned by them on the Merger Proposal. As of the Record Date, there were 30,063,748 shares of SOR II Common Stock outstanding held by approximately 5,750 holders of record (which includes 336,315 shares of SOR II Common Stock beneficially held by Excluded Holders).

Required Vote; Quorum

Approval of the Merger Proposal and approval of the SOR II Charter Amendment Proposal each requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposals as of the close of business on the Record Date.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of all of the votes cast on such proposal.

Regardless of the number of shares of SOR II Common Stock you own, your vote is very important. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote your shares by phone or Internet.

The SOR II Charter and SOR II bylaws provide that the presence, in person or by proxy, of stockholders entitled to cast a majority of all of the votes entitled to be cast at such meeting will constitute a quorum. Shares that are voted and shares abstaining from voting are treated as being present at the SOR II Special Meeting for purposes of determining whether a quorum is present.

No business may be conducted at the SOR II Special Meeting if a quorum is not present at the SOR II Special Meeting other than the proposal to adjourn the SOR II Special Meeting to solicit additional proxies. Pursuant to the SOR II bylaws, the chairman of the meeting may adjourn the SOR II Special Meeting to a later date, time and place announced at the meeting, whether or not a quorum is present and without a vote of stockholders.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, will have the same effect as votes AGAINST (i) the Merger Proposal and (ii) the SOR II Charter Amendment Proposal. Abstentions and broker non-votes will have no effect on the Adjournment Proposal.

Voting by the Advisor, Directors and Affiliates

As of the Record Date, there were 30,063,748 shares of SOR II Common Stock outstanding held by approximately 5,750 holders of record. As of the Record Date, 336,315 shares of SOR II Common Stock were beneficially held by Keith D. Hall and Peter McMillan or their affiliates, who are Excluded Holders and, pursuant to the SOR II Charter, are not entitled to vote such shares on the Merger Proposal.

Manner of Submitting Proxy

SOR II stockholders may vote for or against or abstain from voting on the proposals submitted at the SOR II Special Meeting in person via live webcast or by proxy. SOR II stockholders can authorize a proxy in the following ways:

•	Internet. SOR II stockholders may submit a proxy over the Internet by following the “Vote by Internet” instructions on the enclosed proxy card.

•	Telephone. SOR II stockholders may submit a proxy by following the “Vote by Phone” instructions on the enclosed proxy card.

•	Mail. SOR II stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

SOR II stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail.

The method by which record holders of SOR II Common Stock submit a proxy will in no way limit their right to vote at the SOR II Special Meeting if they later decide to attend and vote at the meeting via live webcast. If shares of SOR II Common Stock are held in the name of a broker or other nominee, SOR II stockholders must obtain a legal proxy from their broker or other nominee, submit it in advance to our proxy solicitor to cast or change their vote at the virtual meeting.

All shares of SOR II Common Stock entitled to vote and represented by properly completed proxies received prior to the SOR II Special Meeting, and not revoked, will be voted at the SOR II Special Meeting as instructed on the proxies. If SOR II stockholders of record return properly executed proxies but do not indicate how their shares of SOR II Common Stock should be voted on a proposal, the shares of SOR II Common Stock represented by their properly executed proxy will be voted as the SOR II Board recommends and therefore, (i) FOR the Merger Proposal, (ii) FOR the SOR II Charter Amendment Proposal and (iii) FOR the Adjournment Proposal. If you do not provide voting instructions to your broker or other nominee, your shares of SOR II Common Stock will NOT be voted and will be considered broker non-votes. Abstentions and broker non-votes will have the same effect as a vote AGAINST the Merger Proposal and the SOR II Charter Amendment Proposal.

Shares Held in “Street Name”

If SOR II stockholders hold shares of SOR II Common Stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee or obtain a legal proxy from their broker or other nominee, submit it in advance to our proxy solicitor, and vote at the virtual meeting. Obtaining a legal proxy may take several days and you must provide it to our proxy solicitor in advance of the SOR II Special Meeting. Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you or register at www.proxydocs.com/pacoak by 2:00 p.m. Pacific Time on September 29, 2020 to be admitted to the live webcast for the SOR II Special Meeting.

If SOR II stockholders hold their shares in “street name” and they fail to provide their broker or other nominee with any instructions regarding how to vote their shares of SOR II Common Stock or obtain a legal proxy from their broker or other nominee, submit it in advance to our proxy solicitor, and vote at the virtual meeting, their shares of SOR II Common Stock held by brokers and other nominees will NOT be voted and may NOT be present for purposes of determining a quorum.

Delivery and Householding of Proxy Materials

SOR II may give a single notice of the SOR II Special Meeting to all SOR II stockholders who share an address, which single notice shall be effective as to any SOR II stockholder at such address, unless such SOR II stockholder has objected to receiving the single notice or has revoked a prior consent to receiving such single notice. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

If, at any time, a SOR II stockholder no longer wishes to participate in “householding” and would prefer to receive a separate set of proxy materials, such SOR II stockholder should contact SOR II at (424) 208-8100.

Revocation of Proxies or Voting Instructions

SOR II stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the SOR II Special Meeting by:

•	submitting notice in writing to SOR II’s Secretary, Michael A. Bender, at SOR’s offices located at 11766 Wilshire Blvd., Suite 1670, Los Angeles, California 90025;

•	executing and delivering a later-dated, properly executed proxy card or submitting a later-dated proxy by telephone or on the Internet;

•	recasting your proxy vote via the Internet or by telephone; or

•	participating in the SOR II Special Meeting via live webcast and voting online during the SOR II Special Meeting prior to the closing of the polls.

Only the most recent proxy vote will be counted and all others will be discarded regardless of the method of voting. SOR II stockholders who hold shares of SOR II Common Stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from SOR II stockholders is made on behalf of the SOR II Board. SOR II will pay the cost of soliciting proxies from SOR II stockholders. SOR II has contracted with Mediant to assist SOR II in the distribution of proxy materials and the solicitation of proxies. SOR II expects to pay Mediant fees of approximately $51,500 to solicit and distribute proxies, which includes estimated postage and other out-of-pocket expenses of, plus other fees and expenses for other services related to this proxy solicitation, including, but not limited to, the review of proxy materials. SOR II will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to SOR II stockholders.

Adjournment Proposal

In addition to the approval of the Merger Proposal and the SOR II Charter Amendment Proposal, SOR II stockholders are also being asked to approve a proposal to adjourn the SOR II Special Meeting to another date, time or place to solicit additional proxies in favor of the approval of the Merger Proposal and/or the SOR II Charter Amendment Proposal, if necessary and as determined by the chair of the SOR II Special Meeting. If this proposal is approved, the SOR II Special Meeting could be successively adjourned to any date not more than 120 days after the Record Date. If the SOR II Special Meeting is postponed or adjourned for the purpose of soliciting additional proxies, SOR II stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use at the adjourned SOR II Special Meeting.

Rights of Dissenting Stockholders

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL will be available to holders of shares of SOR II Common Stock with respect to the Merger.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the SOR II Special Meeting, please call SOR II’s proxy solicitor, at (844) 709-1302.

PROPOSALS SUBMITTED TO SOR II STOCKHOLDERS

The Merger Proposal

(Proposal 1 on the SOR II Proxy Card)

SOR II stockholders are asked to consider and vote on a proposal to approve the Merger. For a summary and detailed information regarding this proposal, see the information about the Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information set forth in “The Merger”

beginning on page 128 and “The Merger Agreement” beginning on page 179. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference.

Pursuant to the Merger Agreement, approval of the Merger Proposal is a condition to the consummation of the Merger. If this proposal is not approved, the Merger will not be completed.

SOR II is requesting that SOR II stockholders approve the Merger Proposal. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal as of the close of business on the Record Date.

Recommendation of the SOR II Board

The SOR II Board recommends that SOR II stockholders vote FOR the Merger Proposal.

The SOR II Charter Amendment Proposal

(Proposal 2 on the SOR II Proxy Card)

SOR II stockholders are asked to consider and vote on a proposal to approve the SOR II Charter Amendment that, if adopted, would delete Section 9.14 related to Roll-Up Transactions (and the associated definitions) from the SOR II Charter. Section 9.14 imposes substantive and procedural requirements relating to Roll-Up Transactions, none of which will be applicable if the SOR II Charter Amendment Proposal is approved. The full text of the SOR II Charter Amendment is set forth in the form of Articles of Amendment attached as Annex B to this proxy statement/prospectus and incorporated into this proxy statement/prospectus by reference.

Pursuant to the Merger Agreement, approval of the SOR II Charter Amendment Proposal is a condition to the consummation of the Merger. If this proposal is not approved, the Merger will not be completed.

SOR II is requesting that SOR II stockholders approve the SOR II Charter Amendment Proposal. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal as of the close of business on the Record Date.

Recommendation of the SOR II Board

The SOR II Board recommends that SOR II stockholders vote FOR the SOR II Charter Amendment Proposal.

The SOR II Adjournment Proposal

(Proposal 3 on the SOR II Proxy Card)

SOR II stockholders are asked to consider and vote on a proposal to approve one or more adjournments of the SOR II Special Meeting to another date, time or place to solicit additional proxies in favor of the approval of the Merger Proposal and/or the SOR II Charter Amendment Proposal, if necessary and as determined by the chair of the SOR II Special Meeting.

Approval of this proposal requires the affirmative vote of a majority of all votes cast at the SOR II Special Meeting.

If, at the SOR II Special Meeting, the number of shares of SOR II Common Stock present in person or represented by proxy and voting in favor of the approval of the Merger Proposal and/or the SOR II Charter Amendment is insufficient to approve the proposal, SOR II intends to move to adjourn the SOR II Special Meeting in order to enable the SOR II Board to solicit additional proxies for approval of the Merger Proposal and/or the SOR II Charter Amendment.

The SOR II Special Meeting may not be postponed or adjourned to a date that is more than 30 days after the date for which the SOR II Special Meeting was originally scheduled or more than 120 days from the Record Date for the SOR II Special Meeting.

SOR II retains full authority to the extent it is set forth in its bylaws and Maryland law to adjourn the SOR II Special Meeting, or to postpone the SOR II Special Meeting before it is convened, without the approval of any stockholder.

Recommendation of the SOR II Board

The SOR II Board recommends that SOR II stockholders vote FOR the Adjournment Proposal.

Other Business

As of the date of this proxy statement/prospectus, SOR II does not intend to bring any other matters before the SOR II Special Meeting, and SOR II does not know of any matters to be presented for consideration at the SOR II Special Meeting which would be required to be set forth in this proxy statement/prospectus other than the matters set forth in the accompanying Notice of Special Meeting of Stockholders. In accordance with the SOR II bylaws and Maryland law, business transacted at the SOR II Special Meeting will be limited to those matters set forth in such notice.

THE MERGER

The following is a description of the material aspects of the Merger. While SOR and SOR II believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to SOR II stockholders. SOR and SOR II encourage SOR II stockholders to carefully read this entire proxy statement/prospectus, including the Merger Agreement and the other documents attached to this proxy statement/prospectus, for a more complete understanding of the Merger.

General

Each of the SOR II Special Committee and the SOR II Board has unanimously declared advisable the Merger Agreement, the SOR II Charter Amendment, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, based on, among other factors, the reasons described below under “—Recommendation of the SOR II Board and Its Reasons for the Merger.”

In the Merger, SOR II will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Entity. SOR II stockholders will receive the Merger Consideration described below under “The Merger Agreement—Merger Consideration—Effects of the Merger.”

Background of the Merger

Commencing in January 2017, and from time to time thereafter through May 2018, the SOR II Board reviewed and discussed SOR II’s operations, offering and potential strategic alternatives. At a meeting of the SOR II Conflicts Committee on March 16, 2017, SOR II management discussed with the SOR II Conflicts Committee the benefits of a potential combination with SOR including reasons SOR II should consider a potential merger and the advisability of forming a special committee of the SOR II Board in connection with the consideration of a merger or other potential strategic alternatives because SOR and SOR II are advised by the same entity and have overlapping board members. At a SOR II Board meeting on June 6, 2017, management reviewed with the SOR II Board the status of SOR II’s ongoing capital raise, which had underperformed projections, and discussed the consideration of various strategic alternatives, including a follow-on offering or a strategic transaction, including the potential benefits of a combination with SOR.

On March 9, 2017, at a meeting of the SOR Conflicts Committee, SOR management discussed with the SOR Conflicts Committee the benefits of a potential combination with SOR II.

At a SOR II Board meeting on August 10, 2017, the SOR II Board formed the SOR II Special Committee, comprised of Laurent Degryse and John Joliet, each of whom are, and at the time of formation were, independent from, and disinterested with respect to, SOR and the Advisor. The SOR II Special Committee was formed for the purpose of directing the process related to the review and evaluation of strategic alternatives, including a potential transaction with SOR. The SOR II Board granted to the SOR II Special Committee the maximum powers permitted by Maryland law, including the power to engage financial and legal advisors. Following its formation, the SOR II Special Committee designated Mr. Degryse as its Chairman.

In August 2017, the SOR II Special Committee considered the engagement of a law firm to serve as legal advisor to the SOR II Special Committee, focusing on firms with experience in the public non-traded REIT sector and with no material relationship with SOR, SOR II, the Advisor or any of their respective affiliates. On September 13, 2017, the SOR II Special Committee engaged Rogers & Hardin as its independent legal advisor. At the time, the SOR II Special Committee understood that SOR was considering making a proposal to SOR II regarding a merger transaction.

On February 1, 2018, by unanimous written consent, the SOR Board formed the SOR Special Committee comprised solely of William Petak and Eric Smith, each of whom is independent from the Advisor and is disinterested with respect to SOR II, and delegated to the SOR Special Committee the authority to (i) explore a possible business combination with SOR II, (ii) negotiate the terms and conditions of a potential transaction, (iii) determine whether the potential transaction with SOR II is fair to and in the best interests of SOR, (iv) recommend to the SOR Board whether a potential transaction with SOR II is in the best interests of SOR and what action, if any, should be taken with respect to a potential transaction and (iv) select and retain legal, investment banking and other advisors. Mr. Petak was appointed chair of the SOR Special Committee.

In February 2018, the SOR II Board determined to cease offering shares in SOR II’s primary public offering effective July 31, 2018.

In March 2018, SOR informed SOR II that it was in the process of seeking approval to convert to a perpetual-life NAV REIT and, once such approval was obtained, SOR would be in a position to move forward with discussions regarding a potential transaction.

On August 17, 2018, the SOR Special Committee held telephonic meetings with representatives of the law firm of Morris, Manning & Martin LLP (“MMM”), who as of March 6, 2019, joined the law firm of Morrison & Foerster LLP (“MoFo”), with experience with public non-traded REITs as potential outside legal advisor and to discuss the independence and qualifications of such law firm. In addition, on August 17, 2018, the SOR Special Committee had a telephonic conference with representatives of Houlihan Lokey regarding the possible engagement of Houlihan Lokey to act as outside financial advisor to the SOR Special Committee. Later that month, the SOR Special Committee engaged MMM as its outside legal advisor (and on March 6, 2019, upon certain representatives at such firm moving to MoFo, the SOR Special Committee engaged MoFo).

On September 11, 2018, the SOR Special Committee held a telephonic meeting with representatives of MMM. At the meeting, the SOR Special Committee discussed (i) the independence of each of Messrs. Petak and Smith, (ii) the process to be undertaken by the SOR Special Committee to explore a potential business combination transaction between SOR and SOR II, (iii) the role of DLA Piper as counsel to SOR, (iv) the duties of the members of the SOR Special Committee under Maryland law and (v) the selection of an outside financial advisor to the SOR Special Committee.

From August 2018 through January 2019, the SOR II Board and SOR II Conflicts Committee, at regularly scheduled meetings, continued to discuss a potential transaction with SOR and other strategic alternatives.

In December 2018, SOR II filed a letter with the SEC to withdraw the pending registration of a follow-on offering.

During January 2019, the SOR Special Committee held two telephonic meetings to discuss the engagement of a financial advisor. After discussing the qualifications of several firms that could act as outside financial advisor to the SOR Special Committee with a representative of MMM, the SOR Special Committee determined to interview three financial advisory firms, each of which had extensive experience with public non-traded REITs. After interviewing each of the financial advisory firms, at a telephonic meeting on January 31, 2019, the SOR Special Committee determined to engage Houlihan Lokey.

In early March 2019, the SOR Special Committee proposed a non-disclosure agreement pursuant to which SOR and SOR II would share information with each other on a confidential basis in respect of a possible negotiated business combination transaction between SOR and SOR II. The SOR Special Committee and SOR II Special Committee, through their respective legal advisors, negotiated the terms of the non-disclosure agreement. After the terms were negotiated, the SOR Special Committee and the SOR II Special Committee each approved the non-disclosure agreement and the agreement was executed on March 12, 2019.

At a telephonic meeting on April 18, 2019, representatives of Houlihan Lokey updated the SOR Special Committee regarding the disclosure materials shared with SOR by SOR II. At that meeting, the SOR Special

Committee directed MoFo to prepare a letter of intent on its behalf, with input from Houlihan Lokey and DLA Piper, counsel to SOR. In addition, at that meeting, the SOR Special Committee discussed the due diligence to be performed on SOR II by or on behalf of SOR in connection with the potential transaction. The SOR Special Committee held two additional telephonic meetings, in April and May of 2019, to discuss further the due diligence and the terms of the proposed letter of intent. At a telephonic meeting on May 3, 2019, the SOR Special Committee reviewed and directed Houlihan Lokey to deliver the letter of intent to the SOR II Special Committee.

On May 10, 2019, Rogers & Hardin received from MoFo drafts of a non-binding letter of intent (the “LOI”) and an exclusivity agreement. Pursuant to the draft LOI, the SOR Special Committee proposed that SOR would acquire SOR II in a stock-for-stock merger transaction, with each share of SOR II Common Stock converted into the right to receive 0.93 shares of SOR Common Stock, subject to adjustment for material changes in the assets and liabilities of SOR and SOR II prior to signing a definitive merger agreement. The draft LOI indicated that the 0.93x exchange ratio was based on the public December 2018 net asset value (“NAV”) estimates for SOR and SOR II taking into consideration the real estate holdings and other reported balance sheet assets and liabilities of each of SOR and SOR II as of March 31, 2019. In addition, the draft LOI included a right for SOR II to seek alternative transactions during a 30-day “go shop” period and contemplated requiring SOR II to pay a fee and reimburse expenses in the event of SOR II’s termination of any definitive agreement in the event of an alternative transaction. If the termination occurred during the go shop period, then the proposed termination fee would be equal to 1.5% of the equity value of SOR II, and such fee would be 3% of the equity value if the termination occurred after the go shop period. In addition, upon such termination, SOR would receive reimbursement of expenses up to $5 million. The exclusivity agreement provided that SOR II would exclusively negotiate with SOR with respect to a potential transaction for 60 days, with automatic 30-day renewals unless either party provided notice to the other of non-renewal.

The draft LOI noted various potential benefits of the proposed Merger, including that it would: (i) be structured as a tax-free stock-for-stock exchange allowing SOR II’s stockholders to participate in the upside of the larger Combined Company, (ii) provide access to capital-raising alternatives at improved terms, (iii) provide greater flexibility to sell assets without impugning the size and scale of the Combined Company, (iv) provide increased tenant, asset class and geographical diversification for the Combined Company, and (v) entitle the Combined Company to take advantage of lower asset management, acquisition and disposition fees payable by SOR to the Advisor, which fees were described in the draft LOI.

On May 13, 2019, the SOR II Special Committee held a telephonic meeting to review and consider the draft LOI and exclusivity agreement. The SOR II Special Committee, in consultation with Rogers & Hardin, determined it would retain an outside financial advisor before providing a substantive response to the draft LOI and exclusivity agreement to the SOR Special Committee. In late May 2019 and early June 2019, the SOR II Special Committee contacted and interviewed three potential financial advisors, all of which had experience with public non-traded REITs and had not previously been paid any material fees for providing investment banking or financial advisory services to SOR, SOR II or the Advisor. The SOR II Special Committee received proposals from all three potential financial advisors. On June 4, 2019, the SOR II Special Committee held a telephonic meeting with Rogers & Hardin to review and discuss the proposals it received from potential financial advisors and determined to request proposed engagement letters from two of the three potential financial advisors.

Following receipt of draft engagement letters, on June 11, 2019, the SOR II Special Committee met telephonically with Rogers & Hardin to discuss the proposals of the two financial advisory firms, including the fees contemplated by the engagement letters (taking into account go shop terms applicable to the proposed Merger). The SOR II Special Committee, after considering the experience and proposals of the financial advisory firms, determined to pursue negotiation of engagement letter terms with one of the financial advisory firms. Following those negotiations, including negotiations regarding scope of engagement and the amount of the potential success fee payable to the financial advisor, the SOR II Special Committee engaged SunTrust Robinson Humphrey to act as its financial advisor on June 21, 2019.

On June 24, 2019, the SOR II Special Committee held a telephonic meeting (with representatives of Rogers & Hardin and SunTrust Robinson Humphrey in attendance) to discuss: (i) the process of considering and negotiating the proposed Merger, (ii) updates regarding the status of the proposed Merger, (iii) the terms of the proposed LOI and exclusivity agreement, and (iv) the NAV calculations with respect to SOR and SOR II in connection with the exchange ratio included in the proposed LOI. During the meeting, SunTrust Robinson Humphrey and the SOR II Special Committee discussed the financial information that would be reviewed with the assistance of SunTrust Robinson Humphrey in connection with the potential transaction, including any information regarding SOR to be provided by SOR and information regarding SOR II to be provided by SOR II management and the Advisor. The SOR II Special Committee, in consultation with Rogers & Hardin and SunTrust Robinson Humphrey, determined it would not enter into the exclusivity agreement until a preliminary review of financial information was completed.

During late June 2019 and early July 2019, SunTrust Robinson Humphrey obtained financial information regarding SOR and SOR II and had discussions with Houlihan Lokey regarding methodologies to be employed in rolling forward the publicly filed December 2018 NAV estimates of each of SOR and SOR II and the calculation of the exchange ratio in connection with the proposed Merger. During this time period, Rogers & Hardin commenced its legal due diligence review of SOR.

The SOR II Special Committee met telephonically (with representatives of Rogers & Hardin and SunTrust Robinson Humphrey in attendance) on July 9, 2019, to discuss the proposed transaction, the status of SunTrust Robinson Humphrey’s review of financial information regarding SOR and SOR II and the status of, and processes for, completing legal and financial due diligence. Additionally at the meeting, the SOR II Special Committee discussed with Rogers & Hardin and SunTrust Robinson Humphrey the go shop process and the benefit of attempting to negotiate with SOR to extend the go shop period from 30 days to 45 days.

The SOR Special Committee met telephonically twice in July 2019 (with representatives of MoFo and Houlihan Lokey in attendance on both occasions) to discuss the (i) the proposed transaction, (ii) the status of, and processes for, completing SOR’s due diligence, as well as the exchange ratio based on estimated NAV per share amounts for each of SOR and SOR II, (iii) status of the LOI that had been sent to the SOR II Special Committee and (iv) potential for a management transition. In addition, Houlihan Lokey summarized its discussions with representatives of SunTrust Robinson Humphrey.

On July 30, 2019, the SOR II Special Committee met telephonically (with representatives of Rogers & Hardin and SunTrust Robinson Humphrey in attendance) to discuss: (i) the response to the proposed LOI and (ii) NAV calculations for each of SOR and SOR II as of September 30, 2018 and March 31, 2019. In addition, during the meeting, SunTrust Robinson Humphrey summarized its discussions regarding financial matters with the Advisor, the management of SOR II and Houlihan Lokey. SunTrust Robinson Humphrey reviewed with the SOR II Special Committee the proposed exchange ratio for the Merger Consideration and the SOR II Special Committee discussed, with input from SunTrust Robinson Humphrey and Rogers & Hardin, the proposed response to the terms of the draft LOI and exclusivity agreement, including matters regarding: (i) termination fees payable by SOR II, (ii) reimbursement of expenses, (iii) a potential reverse termination fee payable by SOR II, (iv) the length of the go shop period, (v) the length of the exclusivity period, and (vi) waiver of the Advisor fees in connection with the proposed Merger. Following this discussion, the SOR II Special Committee determined that it was in the best interests of SOR II to continue negotiations with respect to the proposed Merger and to make a counterproposal to the terms of the proposed LOI and exclusivity agreement, which counterproposal would include, among other things: (i) mutual access to information for a diligence period, (ii) a fixed exchange ratio calculated based on NAV estimates as of the date of the most recent balance sheets publicly filed by SOR and SOR II prior to execution of the definitive agreement, subject to certain adjustments for acquisitions and dispositions since the date of such balance sheets, rather than the exchange ratio of 0.93x set forth in the initial draft LOI provided on May 10, 2019, (iii) a 45-day go shop period, rather than a 30-day go shop period, and (iv) a limitation providing that, upon a termination of the definitive agreement, the non-terminating party will be entitled to receive reimbursement of transaction expenses up to $3 million, rather than

$5 million, and, with respect to SOR, only in certain circumstances where a termination fee is not otherwise payable to SOR.

On August 1, 2019, the SOR II Special Committee sent to the SOR Special Committee, in each case, through their respective designated legal counsel, counterproposals with respect to the terms of the draft LOI and exclusivity agreement, which counterproposals included the terms determined by the SOR II Special Committee at its July 30, 2019 meeting.

On August 2, 2019, the SOR Special Committee met telephonically (with representatives of MoFo and Houlihan Lokey in attendance) to discuss the counterproposal to the terms of the draft LOI and exclusivity agreement that was received the prior day. The SOR Special Committee discussed at length the exchange ratio and NAV per share amounts, as well as a discussion of the process and additional due diligence that would be needed.

On August 16, 2019, the SOR Special Committee met telephonically (with representatives of MoFo and Houlihan Lokey in attendance) to discuss the terms of the draft LOI, including termination fees, disposition fees and a revised fixed exchange ratio, reflecting a change in the exchange ratio to 0.96x from an exchange ratio of 0.93x due to updated financial information as of June 30, 2019 publicly filed by SOR and SOR II. At the meeting, MoFo also discussed with the SOR Special Committee moving forward with negotiation of a definitive merger agreement without first executing the LOI. In addition, the SOR Special Committee discussed with MoFo and Houlihan Lokey the proposed termination fees and expense reimbursement terms included in the revised LOI, both generally and as they relate to the go shop process. Following the discussion, the SOR Special Committee determined that, based on the terms in the revised LOI, it was in the best interest of SOR to enter into the proposed exclusivity agreement (based on the LOI counterproposal from the SOR II Special Committee) to facilitate the negotiation of a definitive merger agreement.

In August 2019, legal advisors for SOR, the SOR Special Committee and the SOR II Special Committee continued to review and discuss the terms of the draft LOI and exclusivity agreement. The SOR II Special Committee held telephonic meetings on August 6, 2019 and August 20, 2019 (with representatives of Rogers & Hardin and SunTrust Robinson Humphrey attending both meetings) to discuss those terms and the status of the proposed Merger discussions. In addition, during the August 20, 2019 meeting: (i) SunTrust Robinson Humphrey reviewed with the SOR II Special Committee estimates of NAV of each of SOR and SOR II as of September 30, 2018 and June 30, 2019, each supporting an exchange ratio of 0.96x based on information as of June 30, 2019, and the proposed methodology for calculating the exchange ratio to be used in a definitive agreement between the parties, (iii) Rogers & Hardin discussed with the SOR II Special Committee not executing the LOI and, instead, using the same as a term sheet and moving forward with negotiation of a definitive merger agreement, and (iv) the SOR II Special Committee discussed with Rogers & Hardin and SunTrust Robinson Humphrey the proposed termination fees and expense reimbursement terms included in the revised LOI, both generally and as they relate to the go shop process. The SOR II Special Committee, in consultation with Rogers & Hardin and SunTrust Robinson Humphrey, determined that the proposed termination fees and expense reimbursement terms in the SOR II Special Committee counterproposal to the LOI sent August 1, 2019, were unlikely to impede third-party bidding in respect of the go shop process. Following the discussion, the SOR II Special Committee determined that, based on the terms in the revised LOI, it was in the best interests of SOR II to enter into the proposed exclusivity agreement (as revised based on the counterproposal from the SOR II Special Committee) to facilitate the negotiation of a definitive merger agreement.

SOR and SOR II each signed the exclusivity agreement on August 22, 2019, and agreed on August 24, 2019, through their respective legal advisors, that the LOI, dated August 22, 2019, would not be signed but, instead, the parties would commence negotiation of a definitive merger agreement based on the terms outlined in the revised LOI. The exclusivity agreement and the terms of the revised LOI, as agreed to by SOR and SOR II, included the applicable revised terms proposed by the SOR II Special Committee in its counterproposal of August 1, 2019. In addition, the revised LOI, as agreed by the parties, set forth as an example, that the exchange ratio of 0.96x would be used in connection with the proposed Merger if such exchange ratio calculation had been made as of June 30, 2019.

On September 6, 2019, Rogers & Hardin received from DLA Piper the initial draft of the Merger Agreement.

On each of September 3, 2019 and September 24, 2019, the SOR II Special Committee held a telephonic meeting (with representatives of Rogers & Hardin and SunTrust Robinson Humphrey attending both meetings), and discussed at those meetings: (i) updates with respect to the timing and status of the proposed Merger, SunTrust Robinson Humphrey’s financial analyses of SOR, SOR II and the proposed Merger, (ii) the go shop process, including the preparation of go shop materials with the assistance of SunTrust Robinson Humphrey, and (iii) the status of the legal due diligence being conducted by Rogers & Hardin. In addition, during the September 24, 2019 meeting, the SOR II Special Committee discussed with input from Rogers & Hardin and SunTrust Robinson Humphrey the pending business separation of SOR and SOR II from KBS, which was at that time the advisor to SOR and SOR II, and any related amendments to the advisory agreements then in effect between KBS and each of SOR and SOR II, including an amendment to the SOR advisory agreement with respect to any incentive fee payable to KBS in connection with the business separation. The SOR II Special Committee determined that all KBS-related separation terms and conditions would need to be finalized prior to SOR II’s execution of a definitive Merger Agreement.

On September 6, 2019, the SOR Special Committee held a telephonic meeting (with representatives of MoFo, DLA Piper and Houlihan Lokey also in attendance). At the meeting, DLA Piper reviewed with the SOR Special Committee a proposed draft of the Merger Agreement and a potential side letter agreement. Following the discussion, the SOR Special Committee determined that it was in the best interest of SOR to authorize DLA Piper to deliver the initial draft of the Merger Agreement to Rogers & Hardin and the SOR II Special Committee.

On October 2, 2019, the SOR II Special Committee held a telephonic meeting (with representatives of Rogers & Hardin and SunTrust Robinson Humphrey in attendance) to discuss the status of the business separation of KBS, the transition by SOR and SOR II to a new advisor and the timing of the separation and transition, which were expected to occur in early November 2019. In addition, during such meeting, Rogers & Hardin: (i) discussed the status of its legal due diligence and other due diligence matters, (ii) reviewed with the SOR II Special Committee the material terms of the draft Merger Agreement, which review focused on the proposed representations and warranties, conditions to closing, go shop terms and termination rights contained in the draft Merger Agreement, and (iii) discussed with the SOR II Special Committee, proposed comments to the draft Merger Agreement.

Following the meeting on October 2, 2019, Rogers & Hardin prepared and delivered to DLA Piper a response to the initial draft of the Merger Agreement. The SOR II Special Committee’s comments to the draft Merger Agreement generally related to the terms of the go shop and related termination fee provisions, the structure of the merger, matters relating to the payment of distributions and stock redemptions during the period between the execution of the definitive Merger Agreement and the closing of the Merger and closing conditions. Negotiations and discussions continued among Rogers & Hardin, DLA Piper and MoFo via telephone and email correspondence over the next three months, with interim drafts of the Merger Agreement and comments being exchanged, including DLA Piper delivering a revised draft of the Merger Agreement to Rogers & Hardin on October 15, 2019, and Rogers & Hardin providing additional comments to that draft on October 18, 2019. The legal advisors focused their discussions and negotiations on refining the terms of the go shop and termination fee provisions, the payment of distributions between execution of the definitive Merger Agreement and the closing of the Merger, matters relating to representations and warranties and closing conditions.

On October 7, 2019, each of SOR and SOR II amended its respective advisory agreement with KBS to provide that such agreements would terminate on October 31, 2019. In addition, the SOR advisory agreement was amended to provide that a subordinated performance fee would be payable by SOR to KBS upon termination of the advisory agreement and the transition of advisory services to a new advisor and that such fee would be paid in the form of restricted stock units (“RSUs”). The amendment provided that each RSU would represent the right to receive one share of SOR Common Stock and would vest on November 1, 2021, with the total number of RSUs issued being equal to the number of shares of common stock (with each share valued at SOR’s estimated per share NAV approved by the SOR Board on November 12, 2018) with an aggregate value equal to 15% of operating cash flow and cash from sales, settlements and financings remaining after the SOR stockholders received distributions of operating cash flow and cash from sales, settlements and financings (based on a hypothetical liquidation of SOR’s assets and liabilities, less amounts to be paid).

On October 8, 2019 and October 11, 2019, the SOR Special Committee met telephonically (with representatives of MoFo and Houlihan Lokey in attendance) to discuss the status of the proposed Merger, including the revised draft of the Merger Agreement. At the meeting on October 11, 2019, the SOR Special Committee also discussed (i) director and officer insurance, (ii) fees and expenses payable to the SOR II advisor, and (iii) the process for the negotiation of the Merger Agreement.

On October 15, 2019, the SOR Special Committee met telephonically (with representatives of MoFo, DLA Piper and Houlihan Lokey in attendance) to discuss (i) the proposed changes to the Merger Agreement, (ii) the “break-up” fee amount in the event of a Superior Proposal received by SOR II in connection with its proposed go shop process, (iii) information that SOR II would be willing to provide to SOR during and regarding the proposed go shop process, (iv) the termination of advisory fees payable by SOR II, (v) the status of disclosure schedules and (vi) the proposed timing for execution of the Merger Agreement. After discussion, the SOR Special Committee directed DLA Piper to deliver the revised Merger Agreement to Rogers & Hardin. After the representative of DLA Piper left the meeting, the SOR Special Committee discussed the SOR Advisory Agreement, including the incentive fee that the SOR advisor could be entitled to receive irrespective of whether the proposed Merger were to occur.

On October 17, 2019, the SOR II Special Committee met telephonically (with representatives of Rogers & Hardin and SunTrust Robinson Humphrey in attendance) to discuss the status of the proposed Merger, including the status of negotiations with respect to the Merger Agreement. At the meeting, the SOR II Special Committee also discussed the incentive fee payable to KBS in connection with the termination of the advisory agreement between SOR and KBS. (On December 17, 2019, SOR, KBS and the Advisor, an affiliate of SOR and SOR II, and their new external advisor, entered into a letter agreement, pursuant to which, among other things, the parties agreed that SOR would pay to KBS its incentive in shares of restricted stock instead of RSUs but on otherwise the same terms.)

On October 18, 2019, the SOR Special Committee met telephonically (with representatives of MoFo, DLA Piper and Houlihan Lokey in attendance) to discuss the status of the proposed Merger, including the status of negotiations with respect to the Merger Agreement. DLA Piper advised the SOR Special Committee that it would be participating in a telephone conference that day with SOR regarding updated NAVs that were to be provided. After extensive discussion regarding the new NAVs, the representative of DLA Piper left the meeting. The SOR Special Committee then had a discussion regarding the process and how the new NAVs would impact timing of the proposed Merger.

On October 29, 2019, the SOR Special Committee met telephonically (with representatives of MoFo and Houlihan Lokey in attendance) to discuss status of the new NAVs and their potential impact to the proposed exchange ratio in the Merger.

On November 1, 2019, SOR changed its name from “KBS Strategic Opportunity REIT, Inc.” to “Pacific Oak Strategic Opportunity REIT, Inc.” and SOR II changed its name from “KBS Strategic Opportunity REIT II, Inc.” to “Pacific Oak Strategic Opportunity REIT II, Inc.” In addition, on November 1, 2019, each of SOR and SOR II entered into a new advisory agreement with the Advisor. The material terms of each of the new advisory agreements were substantially the same as the prior advisory agreements in effect between SOR and KBS and SOR II and KBS, respectively. However, pursuant to the new advisory agreement between SOR and the Advisor, certain performance fees payable to the Advisor based on the performance of SOR since its inception, are calculated taking into account the performance fee paid to KBS in connection with the termination of its advisory agreement with SOR.

On November 5, 2019, SOR and SOR II engaged Duff & Phelps to provide updated appraisals of certain of their respective investments in real property owned as of September 30, 2019, which were expected to be completed in early December, 2019, and which would be used in connection with determining the NAVs used in the calculation of the exchange ratio for the proposed Merger. SOR also engaged Colliers International Valuation & Advisory Services, LLC on October 28, 2019, to appraise its investments in undeveloped land.

In November 2019, Rogers & Hardin, DLA Piper and MoFo continued to negotiate and discuss, via telephone and email correspondence, the terms of the draft Merger Agreement.

On November 20, 2019, the SOR Special Committee met telephonically with MoFo and Houlihan Lokey to discuss (i) the status of the proposed Merger and Merger Agreement, (ii) the transition from “KBS” to “Pacific Oak” of the management team and the advisors of SOR and SOR II, and (iii) the timing of the new December 2019 NAV estimates for SOR and SOR II and the potential impact to the proposed exchange ratio in the Merger.

On November 20, 2019, Rogers & Hardin received from DLA Piper a revised draft of the Merger Agreement and initial drafts of the exhibits to the Merger Agreement, including: (i) the proposed Termination Agreement, pursuant to which SOR II’s advisory agreement with the Advisor will be terminated upon the closing of the proposed Merger, and the Advisor will waive certain disposition fees that may otherwise be payable by SOR II to it in connection with the proposed Merger, (ii) the proposed SOR II Charter Amendment, which, if approved, will eliminate the provisions relating to “Roll-Up Transactions” and the limitations on such transactions set forth in the SOR II Charter, and (iii) the advisory agreement between SOR and the Advisor which will be in effect from and after the closing of the proposed Merger and which, as contemplated by the revised LOI, provides for reduced advisory fees and the waiver of acquisition fees in connection with the proposed Merger and takes into account in the performance fee paid to KBS.

On December 2, 2019, Rogers & Hardin submitted to DLA Piper and MoFo a supplemental legal due diligence request list. From December 2019 through February 2020, DLA Piper and MoFo delivered to Rogers & Hardin responses to such supplemental request, and Rogers & Hardin, during that time, completed its legal due diligence with respect to SOR.

On December 10, 2019, the SOR Special Committee met telephonically (with representatives of MoFo and Houlihan Lokey in attendance) to discuss (i) Houlihan Lokey’s discussions with SOR and SOR II management regarding management’s December 2019 updates to the estimated NAV per share of the SOR Common Stock and the SOR II Common Stock, the elimination of certain fee payments and other transactions SOR was contemplating, (ii) the analysis and adjustments, if any, to the expected timing of the estimated December 2019 NAV per share, (iii) the timing of finalizing the exchange ratio and (iv) the removal of the termination payment, to be owed from SOR II to its advisor, from the SOR II valuation.

On December 17, 2019, the SOR Board approved an estimated NAV per share of the SOR Common Stock of $10.63, and the SOR II Board approved an estimated NAV per share of the SOR II Common Stock of $10.25, in each case, based on SOR’s and SOR II’s respective financial information as of September 30, 2019, subject to certain adjustments. Thereafter, SunTrust Robinson Humphrey and Houlihan Lokey reviewed and discussed the new estimated December 2019 NAVs per share of SOR Common Stock and SOR II Common Stock approved by the boards, and SunTrust Robinson Humphrey advised the SOR II Special Committee that an exchange ratio of 0.9643 shares of SOR Common Stock for each share of SOR II Common Stock was consistent with the new December 2019 NAVs per share.

During the remainder of December 2019 and January 2020, Rogers & Hardin, DLA Piper and MoFo continued to negotiate and discuss, via telephone and email correspondence, the terms of the draft Merger Agreement, with DLA Piper delivering a revised draft of the Merger Agreement to Rogers & Hardin on each of January 24, 2020 and January 28, 2020.

On January 16, 2020, the SOR II Special Committee held a telephonic meeting (with representatives of Rogers & Hardin and SunTrust Robinson Humphrey in attendance) to discuss the status of the proposed Merger, the current target date for signing the definitive Merger Agreement and the go shop process during the go shop period. During the meeting, the SOR II Special Committee requested from SunTrust Robinson Humphrey, and the SOR II Special Committee subsequently reviewed and approved, draft go shop materials to be distributed by SunTrust Robinson Humphrey to potential third-party bidders following execution of the definitive Merger Agreement. In addition, during the meeting, Rogers & Hardin and the SOR II Special Committee also discussed the ongoing due diligence being conducted by Rogers & Hardin.

On or about January 20, 2020, SOR informed the SOR II Board, including members of the SOR II Special Committee, that Pacific Oak Strategic Opportunity BVI, an affiliate of SOR, intended to market, during the first week of February 2020, and issue prior to March 2020, up to $150.0 million of Series B debentures (denominated in Israeli new shekels) to investors in Israel, and inquired about the parties publicly disclosing the proposed Merger prior to the marketing of the debentures. In connection with that inquiry, Rogers & Hardin and SunTrust Robinson Humphrey reviewed the material terms on which the debentures would be issued.

On January 22, 2020, the SOR Special Committee held a telephonic meeting (with representatives of MoFo and Houlihan Lokey in attendance), during which the SOR Special Committee discussed (i) the status of the proposed Merger and disclosure schedules to the proposed Merger Agreement, (ii) SOR’s request to disclose publicly the proposed Merger in advance of SOR’s marketing of Series B Israeli debentures and the anticipated terms of the debentures, (iii) the status of the SOR Advisory Agreement and the Termination Letter. The SOR Special Committee determined, after receiving input from MoFo and Houlihan Lokey, that the proposed bond offering did not impact the terms of the proposed Merger and that the announcement of the potential Merger would be acceptable with the appropriate disclosure regarding exclusivity. The SOR Special Committee approved the public disclosure of the proposed Merger by the filing of a Form 8-K by each of SOR and SOR II.

The SOR II Special Committee held a telephonic meeting on January 22, 2020 (with representatives of Rogers & Hardin and SunTrust Robinson Humphrey in attendance), during which the SOR II Special Committee discussed with Rogers & Hardin, the status of the proposed Merger, SOR’s request to publicly disclose the proposed Merger in advance of its marketing of Series B Israeli debentures (including the effect, if any, such disclosure may have on the go shop process) and the anticipated terms of the debentures. The SOR II Special Committee, with input from Rogers & Hardin and SunTrust Robinson Humphrey, determined that the proposed bond offering did not impact the terms of the proposed Merger and that the announcement of the potential Merger would provide additional notice to third parties enhancing the go shop process. The SOR II Special Committee approved the public disclosure of the proposed Merger by the filing of a Current Report on Form 8-K by each of SOR and SOR II. SOR and SOR II publicly disclosed the ongoing negotiations between the parties of the proposed Merger in Current Reports on Form 8-K filed January 29, 2020.

On or about January 24, 2020, at the request of the SOR Special Committee, the legal advisors to the SOR Special Committee and the SOR II Special Committee began negotiating an extension to the exclusivity period set forth in the exclusivity agreement. On January 28, 2020, SOR and SOR II signed an amendment to the exclusivity agreement providing that the then-current exclusivity period was extended for a limited time through March 1, 2020.

In early February 2020, DLA Piper, MoFo and Rogers & Hardin continued to negotiate and finalize the terms of the draft Merger Agreement. Also in early February 2020, DLA Piper and Rogers & Hardin discussed the administration of the SOR and SOR II dividend reinvestment plans and share redemption programs during the period between the signing of the definitive Merger Agreement and the closing of the proposed Merger. In consultation with the SOR Special Committee and the SOR II Special Committee and their respective legal advisors, SOR and SOR II determined that, in connection with the proposed Merger: (i) neither SOR nor SOR II would suspend their dividend reinvestment plans, but each would, instead, suspend their distributions generally after the signing of the definitive Merger Agreement and until the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (with the expectation that distributions would resume with a catch-up distribution paid for any periods in which a distribution was not made and that dividend reinvestment plan purchases would resume automatically once the distributions are resumed), and (ii) beginning in February 2020, each of SOR and SOR II would suspend ordinary redemptions under their respective share redemption programs until the closing of the proposed Merger; however, following the filing of such registration statement, each would resume redemptions in connection with the death and disability of its stockholders. Note that in order to preserve cash and to reduce certain administrative burdens, distributions are no longer expected to resume prior to the closing of the Merger. On February 13, 2020, each of SOR and SOR II announced to its stockholders the suspension of its share redemption program by the filing of a Current Report on Form 8-K disclosing the suspension.

On February 12, 2020, the SOR II Special Committee met telephonically (with representatives of Rogers & Hardin and SunTrust Robinson Humphrey in attendance) to discuss the status of the proposed Merger and the terms of the draft Merger Agreement and other transaction documents. During the meeting, Rogers & Hardin summarized the material terms of such documents, highlighting revisions made to the documents since late September 2019, and the material terms of the other transaction documents, including: (i) provisions in the draft Merger Agreement relating to the go shop period and process, (ii) the termination provisions in the draft Merger Agreement, including the time period during which SOR II may terminate the agreement for a Superior Proposal and pay the lower termination fee, (iii) the material terms of the advisory agreement that will be in effect upon the closing of the proposed Merger; (iv) the lower asset management, acquisition and disposition fees and the performance fees that will be payable pursuant to that advisory agreement, and (v) the SOR II Charter Amendment, which, when approved, will remove the “Roll-Up Transaction” provisions from the SOR II Charter. In addition, during the meeting, Rogers & Hardin discussed with the SOR II Special Committee the impact on the share redemption program of a conversion by SOR to a perpetual-life NAV REIT. Rogers & Hardin summarized for, and discussed with, the SOR II Special Committee the changes to the material terms of the draft Merger Agreement since September 30, 2019, and discussed with the SOR II Special Committee the potential effects of executing a definitive Merger Agreement and commencing the proposed Merger. The SOR II Special Committee also reviewed and discussed, and Rogers & Hardin answered questions of the SOR II Special Committee regarding, legal due diligence matters.

Over the next few days, the parties continued to negotiate and finalize the terms of the draft Merger Agreement and other transaction documents. The SOR II Special Committee invited Peter McMillan III, the President and Chairman of the Board of SOR and SOR II, to attend telephonically an in-person meeting of the SOR II Special Committee held on February 18, 2020, for purposes of providing the SOR II Special Committee with SOR II’s management input with respect to the proposed Merger. Mr. McMillan discussed with the SOR II Special Committee the benefits to SOR II of the proposed Merger, including increased equity and liquidity, asset diversification and additional growth opportunities. After Mr. McMillan left the meeting, Rogers & Hardin, participating in the meeting telephonically, reviewed with the SOR II Special Committee: (i) the reasons for, and benefits to, SOR II of the proposed Merger, (ii) the fiduciary duties of the members of the SOR II Special Committee with respect to the proposed Merger in their capacity as directors of SOR II, and (iii) the interests of the other directors of SOR II in the proposed Merger. In addition, Rogers & Hardin reviewed with the SOR II Special Committee the revisions made to the draft Merger Agreement since the last meeting of the SOR II Special Committee held on February 12, 2020. Representatives of SunTrust Robinson Humphrey then joined the meeting telephonically and reviewed with the SOR II Special Committee SunTrust Robinson Humphrey’s preliminary financial analysis with respect to SOR II, SOR and the proposed Merger and selected material terms of the proposed Merger as set forth in the definitive Merger Agreement.

The SOR II Special Committee held an in-person meeting on February 19, 2020, with representatives of Rogers & Hardin and SunTrust Robinson Humphrey participating telephonically, to review, consider and vote on the proposed Merger, the definitive Merger Agreement and the other transactions and transaction documents contemplated by the definitive Merger Agreement. SunTrust Robinson Humphrey reviewed its financial analysis with respect to SOR II, SOR and the proposed Merger. Thereafter, at the request of the SOR II Special Committee, SunTrust Robinson Humphrey rendered its oral opinion to the SOR II Special Committee, subsequently confirmed by delivery of a written opinion dated February 19, 2020, to the effect that, as of that date, based upon and subject to the various assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion, the Exchange Ratio of 0.9643 shares of SOR Common Stock for each share of SOR II Common Stock provided for the in the Merger pursuant to the definitive Merger Agreement was fair, from a financial point of view, to the holders of the SOR II Common Stock (other than SOR, the Advisor and their respective affiliates). During the meeting, Rogers & Hardin confirmed that the SOR II Special Committee received the final draft of the Merger Agreement and exhibits to the Merger Agreement prior to the meeting.

Following the presentation of SunTrust Robinson Humphrey and discussions with Rogers & Hardin regarding the Merger Agreement, the SOR II Special Committee unanimously adopted resolutions: (i) providing that the SOR II Special Committee determined that the Merger Agreement, the Merger, the SOR II Charter Amendment, the Termination Agreement and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of SOR II and that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair and reasonable to SOR II and are on terms and conditions no less favorable to SOR II than those available from unaffiliated third parties; (ii) recommending that the SOR II Board: (A) determine that the terms of the Merger Agreement and the Merger are advisable and in the best interests of SOR II and are fair and reasonable to SOR II and on terms and conditions no less favorable to SOR II than those available from unaffiliated third parties and (B) approve the Merger Agreement and the Merger and authorize SOR II to enter into, execute and deliver the Merger Agreement; (iii) recommending that the SOR II Board (A) direct that the Merger be submitted to a vote of the holders of SOR II Common Stock and (B) except as may be permitted pursuant to the Merger Agreement, recommend that the holders of SOR II Common Stock vote in favor of the Merger and resolve to include such recommendation in this proxy statement/prospectus; (iv) recommending that the SOR II Board (A) determine that the terms of the Termination Agreement are advisable and in the best interests of SOR II and (B) approve the Termination Agreement and authorize SOR II to enter into, execute and deliver the Termination Agreement; (v) recommending that that the SOR II Board (A) determine that the terms of the SOR II Charter Amendment are advisable and in the best interests of SOR II, (B) direct that the SOR II Charter Amendment be submitted to a vote of the holders of SOR II Common Stock, and (C) except as may be permitted pursuant to the Merger Agreement, recommend that the holders of SOR II Common Stock vote in favor of the SOR II Charter Amendment and resolve to include such recommendation in this proxy statement/prospectus; and (vi) recommending that the SOR II Board (A) determine that the terms of the other transactions contemplated by the Merger Agreement are advisable and in the best interests of SOR II and are fair and reasonable to SOR II and on terms and conditions no less favorable to SOR II than those available from unaffiliated third parties and (B) approve the other transactions contemplated by the Merger Agreement.

Following the SOR II Special Committee meeting, on February 19, 2020, the SOR II Board held a telephonic meeting at which the SOR II Board discussed the terms of the Merger Agreement, the Merger, the Termination Agreement, the SOR II Charter Amendment and the other transactions contemplated by the Merger Agreement. On the recommendation of the SOR II Special Committee, the SOR II Board unanimously adopted resolutions: (i) determining that the Merger Agreement, the Merger, the SOR II Charter Amendment, the Termination Agreement and the other transactions contemplated thereby are advisable and in the best interests of SOR II and that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair and reasonable to SOR II and on terms and conditions no less favorable to SOR II than those available from unaffiliated third parties, (ii) authorizing and approving the Merger Agreement, the Merger, the Termination Agreement and the other transactions contemplated by the Merger Agreement and (iii) submitting the Merger and the SOR II Charter Amendment to the SOR II stockholders for their approval and recommending to the SOR II stockholders that they approve the Merger and the SOR II Charter Amendment and directing that such recommendation be included in this proxy statement/prospectus.

On February 18, 2020, the SOR Special Committee met telephonically (with representatives of MoFo, DLA Piper and Houlihan Lokey also in attendance). At the meeting, (i) a representative of MoFo provided an overview of the duties of directors of a Maryland corporation in considering a transaction such as the Merger, (ii) a representative of DLA Piper provided a summary of the terms and conditions of the Merger Agreement, the SOR Advisory Agreement and the other transactions contemplated by the Merger Agreement and (iii) representatives of Houlihan Lokey discussed financial aspects of the Merger. The SOR Special Committee discussed the Merger Agreement, the Merger, the SOR Advisory Agreement and the other transactions contemplated by the Merger Agreement.

On February 19, 2019, after discussion, the SOR Special Committee, by a unanimous vote: (i) determined that the terms of the Merger Agreement, the Merger, the SOR Advisory Agreement and the other transactions contemplated by the Merger Agreement were advisable and in the best interests of SOR and its stockholders and were fair and reasonable to SOR and, as to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, on terms and conditions no less favorable to SOR than those available from unaffiliated third parties and recommended that the SOR Board make the same determination; and (ii) recommended that the SOR Board approve the Merger Agreement, the Merger, the SOR Advisory Agreement and the other transactions contemplated by the Merger Agreement.

Following the SOR Special Committee meeting, on February 19, 2020, the SOR Board held a telephonic meeting at which the SOR Board discussed the terms of the Merger Agreement, the Merger, the SOR Advisory Agreement and the other transactions contemplated by the Merger Agreement. On the recommendation of the SOR Special Committee, the SOR Board unanimously adopted resolutions: (i) determining that the Merger Agreement, the Merger and the other transactions contemplated thereby and the SOR Advisory Agreement are advisable and in the best interests of SOR and that the Merger Agreement, the Merger and the other transactions contemplated thereby are fair and reasonable to SOR and on terms and conditions no less favorable to SOR than those available from unaffiliated third parties and (ii) authorizing and approving SOR Advisory Agreement, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Following the signing of the Merger Agreement, at the direction and on behalf of the SOR II Special Committee, representatives of SunTrust Robinson Humphrey solicited interest in an alternative transaction in accordance with the go shop provisions of the Merger Agreement. In connection with the solicitation of interest, SunTrust Robinson Humphrey representatives contacted 57 potential buyers. Three parties signed non-disclosure agreements and were provided access to a data room with SOR II information relevant to the go shop process, but all three parties thereafter declined to continue with the process. SunTrust Robinson Humphrey had a telephonic meeting with one additional party, which party decided not to proceed.

Recommendation of the SOR II Board and Its Reasons for the Merger

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the SOR II Board considered the unanimous recommendation of the SOR II Special Committee. The SOR II Special Committee, prior to making its unanimous recommendation, consulted with its outside legal and financial advisors. In reaching their respective determinations, the SOR II Special Committee and the SOR II Board considered a number of factors, including the following material factors that they each viewed as supporting their respective decisions with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement:

•	the financial condition, business operations and assets of each of SOR and SOR II, independently and as the Combined Company;

•

the receipt by the SOR II stockholders of the Merger Consideration provides the SOR II stockholders the opportunity to continue ownership in the Combined Company, which may provide a number of potential benefits, including;

•	the Combined Company’s portfolio would be more diversified with respect to tenants, asset type and geographic location than SOR II’s portfolio on a stand-alone basis;

•	the Combined Company’s balance sheet would have increased equity and liquidity as compared to SOR II on a stand-alone basis;

•

the Combined Company would benefit from the (i) elimination of duplicative overhead costs, including those associated with SOR and SOR II being public companies and those attributable to both SOR and SOR II currently being managed by the Advisor and (ii) creation of a more streamlined and efficient business structure;

•	the Combined Company will be able to take advantage of lower asset management, acquisition and disposition fees than those currently paid by SOR II to the Advisor;

•

the enhanced size, scale and financials of the Combined Company may improve access to capital markets and reduce the cost of capital, which may be used to support strategic investments to drive growth opportunities;

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the Combined Company’s size, unrestricted cash and better access to capital may permit the Combined Company to meet the additional capital needs for certain of SOR II’s assets and, therefore, to hold SOR II assets longer in order to potentially achieve better returns on those assets than could be achieved by SOR II because of the potential need for SOR II to sell assets prematurely to raise capital; and

•

the Combined Company is expected to complete its conversion to a perpetual-life NAV REIT after the closing of the Merger and, in connection therewith, conduct a continuous offering of its securities, which may improve potential liquidity for SOR II stockholders;

•

the SOR II Special Committee’s and the SOR II Board’s belief that the Merger is the best available option for SOR II and its stockholders as compared to other options, including (i) continuing to operate SOR II on a stand-alone basis, (ii) liquidating SOR II’s assets or (iii) seeking a merger with another third party;

•	SOR’s history of achieving good returns on its assets for its stockholders;

•	the risks associated with alternatives to the Merger, namely:

•

an immediate liquidation of SOR II may not yield favorable sale prices in light of (i) challenges with respect to certain SOR II assets, (ii) risks related to the transition of operations to a new management team, and (iii) such sale being burdened by disposition fees that would be payable to the Advisor, which fees have been waived in connection with the Merger;

•	SOR II’s size and other factors would make it difficult to achieve favorable pricing if it chose to list its shares on a national securities exchange; and

•

SOR II’s prospects as a stand-alone entity are limited by (i) its size relative to its expenses, (ii) the significant additional capital needs of certain of its assets and its limited unrestricted cash and limited ability to raise additional capital, and (iii) the potential need to liquidate assets that are not fully stabilized to provide liquidity;

•

the financial analyses reviewed by representatives of SunTrust Robinson Humphrey with the SOR II Special Committee and the written opinion of SunTrust Robinson Humphrey, dated February 19, 2020, that, as of that date, and based upon, and subject to, the various assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion, the Exchange Ratio of 0.9643 shares of the SOR Common Stock for each share of the SOR II Common Stock provided for the in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of the SOR II Common Stock (other than SOR, the Advisor and their respective affiliates);

•	the Exchange Ratio in the Merger Agreement was based, in part, on the estimated NAV of SOR and SOR II, each calculated as of September 30, 2019;

•

the Exchange Ratio is fixed in the Merger Agreement and will not fluctuate as a result of changes in the value of either SOR or SOR II, which provides certainty as to the pro forma percentage ownership of the Combined Company by the SOR and SOR II stockholders, respectively, and limits the impact of external factors on the Merger;

•	the familiarity with the members of the SOR Board, given, among other things, the overlap in the members of the SOR Board and the SOR II Board;

•	the Combined Company will be managed by a team that is familiar with all of the SOR and SOR II assets that ultimately will be owned by the Combined Company;

•	the current management of SOR and SOR II would be able to focus its resources and its efforts in the management and operation of a single REIT instead of two separate REITs;

•	the closing of the Merger is not subject to a financing or due diligence contingency;

•

the terms of the Merger and the Merger Agreement were negotiated on an arm’s-length basis between the SOR II Special Committee, with the assistance of its advisors, on the one hand, and the SOR Special Committee, with the assistance of its advisors, on the other hand;

•	the negotiations between the SOR Special Committee and the SOR II Special Committee with respect to the Merger were publicly disclosed by each of them prior to the signing of the Merger Agreement;

•

the Merger is subject to approval by the SOR II stockholders, which requires the affirmative vote of the holders of a majority of the outstanding shares of the SOR II Common Stock entitled to vote at the SOR II Special Meeting (other than the Excluded Holders);

•

the Merger Agreement: (i) provided SOR II with a 45-day go shop period until April 4, 2020 to solicit an alternative transaction and (ii) permits the SOR II Special Committee, under certain specified circumstances, to consider an Acquisition Proposal if the Acquisition Proposal did not result from a breach of the non-solicitation provisions of the Merger Agreement and the SOR II Special Committee has either determined that the Acquisition Proposal constitutes a Superior Proposal or determined, in good faith after consultation with the SOR II Special Committee’s outside legal and financial advisors, that the Acquisition Proposal could reasonably be expected to lead to a Superior Proposal and provides the SOR II Board, under certain specified circumstances, with the ability to make an Adverse Recommendation Change and to terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal, subject to the payment of a termination fee in the amount of (i) $4,640,000 if the termination occurred within one business day of the end of the specified period for negotiations with SOR immediately following notice (received, except in limited circumstances, before the Go Shop Period End Time) that SOR II intended to enter into a Superior Proposal or (ii) $9,280,000, if terminated thereafter;

•

the Merger Agreement permits SOR II to continue to pay its stockholders regular monthly distributions following the filing of the registration statement of which this proxy statement/prospectus forms a part in the ordinary course of business through the closing of the Merger and to pay a catch-up distribution for the months between the signing of the Merger Agreement and the filing of such registration statement during which distributions were not paid (note that distributions are no longer expected to be paid prior to closing of the Merger in order to preserve cash and to reduce certain administrative burdens);

•

pursuant to the Termination Agreement, the Advisor agreed to waive any claim for a disposition fee payable by SOR II in connection with the Merger (excluding disposition fees that may otherwise be payable to the Advisor by SOR II in connection with the completion of a competing transaction in connection with a Superior Proposal);

•

the structure of the transaction, including the fact that the Merger is intended to qualify as a reorganization for U.S. federal income tax purposes and is, therefore, not expected to be taxable to the SOR II stockholders;

•

the commitment on the part of each of SOR and SOR II to close the Merger as reflected in their respective obligations under the terms of the Merger Agreement and the absence of any governmental authority or other third-party consents as a condition to the closing of the Merger, and the likelihood that the Merger will be completed on a timely basis and without the challenges frequently encountered integrating unrelated companies based on, among other things, the fact that SOR and SOR II have the same management team; and

•	the other terms of the Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement.

The SOR II Special Committee and the SOR II Board also considered a variety of risks and other potentially negative factors in making its determinations with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the following material factors:

•

the decision of the SOR II Special Committee to agree to an exclusivity period pursuant to the exclusivity agreement, and the same may have deterred other third parties from making a transaction proposal prior to the signing of the Merger Agreement;

•	the Merger will not result in a liquidity event for stockholders of SOR II and there is no guarantee that the Combined Company will complete a liquidity event;

•	unlike the SOR II Charter, the SOR Charter does not contain a provision requiring the SOR Board to consider liquidating the Combined Company on an annual basis;

•	different strategic alternatives could prove to have been more beneficial to the SOR II stockholders than the Merger;

•

if the Merger is completed, then SOR II will no longer exist as an independent public company and the SOR II stockholders will only be able to participate in any future earnings growth SOR II might have achieved solely through their ownership of SOR Common Stock;

•	changes in local and national economic conditions may adversely impact the Combined Company’s operating results;

•

SunTrust Robinson Humphrey did not, and was under no obligation to, update, revise, reaffirm or withdraw its opinion, or otherwise consider events occurring or discovered after the date of its opinion;

•	the Merger Agreement does not require SOR to cause any of the directors of SOR II to be elected to the Combined Company’s board of directors effective as of the closing of the Merger;

•	the Combined Company may not be able to raise additional capital on acceptable terms and conditions, if at all;

•

the estimated value of the SOR Common Stock to be received by the SOR II stockholders may decline if the Combined Company does not fully realize, or does not realize at all, any of the anticipated benefits of the Merger (including cost savings and economies of scale) as rapidly or to the extent anticipated;

•

a prolonged period of operations before the Combined Company pursues or achieves a liquidity event could, when coupled with expected general and administrative expenses for the Combined Company, result in lower returns to the SOR II stockholders than other strategic alternatives currently available to SOR II;

•

termination fees up to $9,280,000 that SOR II is required to pay under the Merger Agreement and the requirement, in certain circumstances, to reimburse up to $3 million for expenses incurred by SOR may have discouraged, and may, in the future, discourage, third parties from making a competing Acquisition Proposal that may be more advantageous to the SOR II stockholders;

•

under the terms the SOR II Advisory Agreement and the Termination Agreement, a disposition fee may become payable to the Advisor in connection with SOR II entering into and consummating a competing Acquisition Proposal with a third party, which may also deter third parties from making a competing Acquisition Proposal;

•

the terms of the Merger Agreement limit SOR II’s ability to (i) initiate, solicit, knowingly encourage or facilitate any inquiries, proposals, offers or other activities that constitute, or may reasonably be expected to lead to, an Acquisition Proposal and (ii) furnish any confidential information to, or engage in negotiations with, a third party interested in pursuing an alternative strategic transaction, in each case, after the go shop period, which ended on April 4, 2020;

•

because the Exchange Ratio is fixed in the Merger Agreement and will not fluctuate as a result of changes in the value of SOR or SOR II, a decline in the value of SOR unmatched by a similar decline in the value of SOR II, or an increase in the value of SOR II without a similar increase in the value of SOR, would reduce the relative value of the shares of the SOR Common Stock received by the SOR II stockholders in the Merger;

•

the potential disruption to SOR II’s business that may result from the announcement of the Merger and the risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Merger;

•	the risk of stockholder litigation relating to the Merger;

•	the Combined Company will continue to be externally managed;

•

the terms of the Merger Agreement place limits on SOR II’s ability to declare and pay certain distributions or sell any assets except in the ordinary course of business without SOR’s consent, and place other restrictions on the operation of SOR II’s business during the period between signing the Merger Agreement and the closing of the Merger, which restrictions may delay or prevent SOR II from undertaking business opportunities that may arise;

•

SOR and SOR II have common management, and are sponsored by the same entity; therefore, conflicts of interest may arise when the individuals who comprise the management teams of SOR and SOR II are assisting the SOR Board and SOR II Board in connection with the Merger, and some of SOR II’s directors and executive officers have interests with respect to the Merger that are different from, and in addition to, those of the SOR II stockholders generally;

•	the expenses incurred and to be incurred in connection with the Merger;

•	SOR II has been required to temporarily suspend its share redemption program and cease making distributions; and

•	the types and nature of the risks described under “Risk Factors” beginning on page 29.

This discussion of the foregoing information and material factors considered by the SOR II Special Committee and the SOR II Board in reaching their conclusions and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered in connection with their respective evaluations of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the SOR II Special Committee and the SOR II Board did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the material factors considered, and individual members of the SOR II Special Committee and the SOR II Board may have given different weights to different material factors. The SOR II Special Committee and the SOR II Board did not reach a specific conclusion with respect to the factors considered and, instead, conducted an overall review of the material factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks and negative consequences of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

The explanation and reasoning of the SOR II Special Committee and the SOR II Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 35.

After careful review and consideration and for the reasons set for above, the SOR II Board, based on the unanimous recommendation of the SOR II Special Committee, unanimously recommends to the SOR II stockholders that they vote: (i) FOR the Merger Proposal, and (ii) FOR the SOR II Charter Amendment Proposal.

SOR’s Reasons for the Merger

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the SOR Board considered the unanimous recommendation of the SOR Special Committee. The SOR Special Committee, prior to making its unanimous recommendation, evaluated the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in consultation with its outside legal and financial advisors. In reaching their respective determinations, the SOR Special Committee and the SOR Board considered a number of strategic and business reasons for the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the Merger would enable SOR to acquire a significant portfolio of assets in a single transaction, issuing stock instead of paying cash;

•	the Combined Company’s portfolio would be more diversified, both with respect to tenants, asset type and geographic location, than SOR’s portfolio on a stand-alone basis;

•	the Combined Company’s balance sheet will have increased equity and liquidity as compared to SOR on a stand-alone basis;

•

the Combined Company would benefit from the (i) elimination of duplicative overhead costs, including those associated with SOR and SOR II being public companies and those attributable to both SOR and SOR currently being externally managed by the Advisor, and (ii) creation of a more streamlined and efficient business structure, with overhead costs decreasing as a percentage of the Combined Company’s net operating income and equity value;

•

the enhanced size, scale and financials of the Combined Company may improve access to capital markets and reduce the cost of capital, which may be used to support strategic investments to drive growth opportunities;

•	the Combined Company would significantly improve SOR’s compliance with various debt covenants;

•

the Combined Company’s size, unrestricted cash and access to capital may permit the Combined Company to meet the additional capital needs for certain of SOR II’s assets to achieve attractive returns on those assets;

•

SOR II agreed to pay $9,280,000 to SOR as a condition to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (or $4,640,000 if the termination occurred in connection with the “go shop” period);

•	the Exchange Ratio in the Merger Agreement was based, in part, on the estimated NAV of SOR and SOR II, each calculated as of September 30, 2019;

•

the Exchange Ratio is fixed in the Merger Agreement and will not fluctuate as a result of changes in the value of either SOR or SOR II, which provides certainty as to the pro forma percentage ownership of the Combined Company by the SOR and SOR II stockholders, respectively, and limits the impact of external factors on the Merger;

•	the Combined Company will be managed by a team that is familiar with all of the SOR and SOR II assets that ultimately will be owned by the Combined Company;

•	the current management of SOR and SOR II would be able to focus its resources and its efforts in the management and operation of a single REIT instead of two separate REITs;

•	the closing of the Merger is not subject to a financing or due diligence contingency;

•

the terms of the Merger and the Merger Agreement were negotiated on an arm’s-length basis between the SOR II Special Committee, with the assistance of its advisors, on the one hand, and the SOR Special Committee, with the assistance of its advisors, on the other hand;

•

the Advisor agreed to waive any claim for an acquisition fee payable by SOR in connection with the merger and agreed to waive any claim for a disposition fee payable by SOR II in connection with the Merger;

•

the commitment on the part of each of SOR and SOR II to close the Merger as reflected in (i) their respective obligations under the terms of the Merger Agreement, and (ii) the absence of any governmental authority or other third-party consents as a condition to the closing of the Merger;

•

the likelihood that the Merger will be completed on a timely basis and without the challenges frequently encountered by integrating unrelated companies based on, among other things, the fact that SOR and SOR II have the same management team; and

•	the other terms of the Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement.

This discussion of the foregoing information and material factors considered by the SOR Special Committee and the SOR Board in reaching their conclusions is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered in connection with their respective evaluations of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the SOR Special Committee and the SOR Board did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the material factors considered, and individual members of the SOR Special Committee and the SOR Board may have given different weights to different material factors. The SOR Special Committee and the SOR Board did not reach a specific conclusion with respect to the factors considered and, instead, conducted an overall review of the material factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks and negative consequences of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

The explanation and reasoning of the SOR Special Committee and the SOR Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 35.

Opinion of SOR II Special Committee’s Financial Advisor

On February 19, 2020, SunTrust Robinson Humphrey rendered its oral opinion to the SOR II Special Committee (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated February 19, 2020) as to, as of February 19, 2020, the fairness, from a financial point of view, to the holders of SOR II Common Stock (other than SOR, the Advisor and their respective affiliates) of the Exchange Ratio in the Merger pursuant to the Merger Agreement.

SunTrust Robinson Humphrey’s opinion was directed to the SOR II Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of SOR II Common Stock (other than SOR, the Advisor and their respective affiliates) of the Exchange Ratio in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of SunTrust Robinson Humphrey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by SunTrust Robinson Humphrey in preparing its opinion. However, neither SunTrust Robinson Humphrey’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation as to, or otherwise address, how the SOR II Special Committee, the SOR II Board or any security holder of SOR II should act or vote with respect to any matter relating to the Merger or otherwise.

In connection with its opinion, SunTrust Robinson Humphrey conducted such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, SunTrust Robinson Humphrey:

•	reviewed a draft, dated February 19, 2020, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to SOR and SOR II;

•

reviewed certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of SOR and SOR II made available to SunTrust Robinson Humphrey by the management of the Advisor, including (i) financial projections prepared by the management of the Advisor relating to SOR, for the quarter ended December 31, 2019 and the years ending December 31, 2020 through December 31, 2025 (the “SOR Projections”), (ii) financial projections prepared by the management of the Advisor relating to SOR II for the quarter ended December 31, 2019 and the years ending December 31, 2020 through December 31, 2025 (the “SOR II Projections”), (iii) distribution “waterfall” models for the investments of SOR in certain joint ventures or other companies that were not wholly owned by SOR, and (iv) distribution “waterfall” models for the investments of SOR II in certain joint ventures or other companies that were not wholly owned by SOR II;

•	reviewed the publicly available financial terms of certain transactions that SunTrust Robinson Humphrey deemed relevant;

•

discussed with certain members of the management of the Advisor and with certain of SOR and SOR II’s representatives and advisors regarding the business, financial condition, results of operations and prospects of SOR, SOR II and the Merger; and

•	undertook such other studies, analyses and investigations as SunTrust Robinson Humphrey deemed appropriate.

SunTrust Robinson Humphrey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. SunTrust Robinson Humphrey’s role in reviewing such data, material and other information was limited solely to performing such review as it deemed necessary and appropriate to support its opinion, and such review was not conducted on behalf of the SOR II Special Committee, the SOR II Board, SOR II or any other person. Management of the Advisor advised SunTrust Robinson Humphrey, and SunTrust Robinson Humphrey assumed, that the SOR Projections and the SOR II Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of SOR and SOR II, respectively. In addition, management of the Advisor advised SunTrust Robinson Humphrey, and SunTrust Robinson Humphrey assumed, that the distribution “waterfall” models reviewed by SunTrust Robinson Humphrey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management with respect to the allocations of value among the different classes and types of securities of each of the joint ventures or other companies not wholly owned by either SOR or SOR II referenced therein. At the SOR II Special Committee’s direction, SunTrust Robinson Humphrey used and relied upon the SOR Projections, the SOR II Projections and such distribution “waterfall” models for purposes of SunTrust Robinson Humphrey’s analyses and opinion and assumed that they provided a reasonable basis on which to evaluate SOR, SOR II, the Merger and form an opinion. SunTrust Robinson Humphrey expressed no view or opinion with respect to the SOR Projections, the SOR II Projections, the distribution “waterfall” models or the respective assumptions on which they were based. SunTrust Robinson Humphrey also relied upon and assumed, with the SOR II Special Committee’s consent, that each class or series of SOR II Common Stock had equivalent value per share. SunTrust Robinson Humphrey further relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of SOR or SOR II since the dates of the information, financial or otherwise, provided to SunTrust Robinson Humphrey and that there was no information or any facts that would make any of the information discussed with or reviewed by SunTrust Robinson Humphrey incomplete or misleading. SunTrust Robinson Humphrey noted that, for purposes of its opinion, it did not rely upon a comparison of the financial and operating performance SOR or SOR II with that of companies with publicly traded equity securities, because SunTrust Robinson Humphrey did not identify companies with publicly traded equity securities that it deemed sufficiently similar to SOR or SOR II for such purposes.

SunTrust Robinson Humphrey also relied upon and assumed without independent verification that (i) the representations and warranties of all parties to the Merger Agreement were true and correct, (ii) each party to the Merger Agreement would fully and timely perform all of the covenants and agreements required to be performed by such party under the Merger Agreement, (iii) all conditions to the consummation of the Merger would be satisfied without waiver thereof, (iv) the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement therein, and (v) in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on SOR, SOR II or the expected benefits of the Merger. SunTrust Robinson Humphrey also assumed, with the SOR II Special Committee’s agreement, that for U.S. federal income tax purposes, the Merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Code. SunTrust Robinson Humphrey also assumed that the Merger Agreement, when executed by the parties thereto, would conform to the draft reviewed by it in all respects material to its analyses and opinion.

Furthermore, in connection with its opinion, SunTrust Robinson Humphrey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of or relating to SOR, SOR II or any other party to the Merger. SunTrust Robinson Humphrey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities relating to SOR, or SOR II or of any governmental investigation of any possible unasserted claims or other contingent liabilities relating to SOR or SOR II. SunTrust Robinson Humphrey did not express any opinion as to what the value of the SOR Common Stock actually would be when issued in the Merger or the price or range of prices at which SOR Common Stock or SOR II Common Stock may be purchased or sold at any time.

SunTrust Robinson Humphrey was not requested to, and did not (i) advise the SOR II Special Committee, the SOR II Board, SOR II or any other party with respect to alternatives to the Merger or (ii) other than, following the signing of the Merger Agreement, at the direction and on behalf of the SOR II Special Committee in accordance with the go shop provisions of the Merger Agreement, solicit any indications of interest from third parties with respect to SOR II, the Merger or any alternatives to the Merger. SunTrust Robinson Humphrey noted that it expected to be authorized in accordance with the Merger Agreement to solicit third party indications of interest in acquiring all or any part of SOR II for a prescribed period following the execution of the Merger Agreement, subject to the terms, conditions and procedures set forth therein. SunTrust Robinson Humphrey’s opinion was necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to SunTrust Robinson Humphrey as of, the date of the opinion. SunTrust Robinson Humphrey had no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring or information that otherwise comes to its attention after the date of the opinion.

SunTrust Robinson Humphrey’s opinion only addressed the fairness, from a financial point of view, to the holders of SOR II Common Stock (other than SOR, the Advisor and their respective affiliates) of the Exchange Ratio in the Merger pursuant to the Merger Agreement, and did not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the Termination Agreement, the SOR Advisory Agreement or the SOR II Charter Amendment contemplated by the Merger Agreement. SunTrust Robinson Humphrey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the SOR II Special Committee, the SOR II Board, SOR II or any other party to proceed with or effect the Merger, (ii) the form, structure or any other portion or aspect of the Merger, (iii) other than assuming the consummation thereof at the effective time of the Merger, and concurrently with the execution of the Merger Agreement, respectively, the transactions contemplated by the Termination Agreement or the SOR Advisory Agreement, (iv) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of any party (other than the holders of SOR II Common Stock (other than SOR, the Advisor and their respective affiliates) in the manner set forth in the opinion), (v) the relative merits of the Merger as compared to any alternative business strategies that might exist for SOR II or any other party or the effect of any other transaction in which SOR II or any other party might engage, (vi) whether or not SOR II or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness or fair value of SOR, SOR II or any of their respective assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, SunTrust Robinson Humphrey did not provide any opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice. SunTrust Robinson Humphrey assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, SunTrust Robinson Humphrey relied, with the SOR II Special Committee’s consent, on the assessments by the SOR II Special Committee, the SOR II Board, SOR II and their respective advisors as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to the Merger.

In performing its analyses, SunTrust Robinson Humphrey considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in SunTrust Robinson Humphrey’s analyses for comparative purposes is identical to SOR II, SOR or the proposed Merger. The implied valuation reference ranges indicated by SunTrust Robinson Humphrey’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond SOR II’s control and the control of SunTrust Robinson Humphrey. Much of the information used in, and accordingly the results of, SunTrust Robinson Humphrey’s analyses are inherently subject to substantial uncertainty.

SunTrust Robinson Humphrey’s opinion and analyses were provided to the SOR II Special Committee in connection with its evaluation of the proposed Merger and were among many factors considered by the SOR II Special Committee in evaluating the proposed Merger. Neither SunTrust Robinson Humphrey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the SOR II Special Committee with respect to the proposed Merger.

The following is a summary of the material financial analyses performed by SunTrust Robinson Humphrey in connection with its opinion rendered to the SOR II Special Committee on February 19, 2020. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of SunTrust Robinson Humphrey’s analyses.

Discounted Cash Flow Analysis

SunTrust Robinson Humphrey performed a discounted cash flow analysis of each of SOR and SOR II, by calculating the estimated net present value of the projected levered cash flows of SOR and SOR II based on the SOR Projections, the SOR II Projections and the distribution “waterfall” models for SOR and SOR II provided by the Advisor. With respect to SOR, SunTrust Robinson Humphrey applied discount rates ranging from 8.75% to 9.75%, a premium/discount to terminal applied capitalization rates for each SOR asset (other than land) ranging from 0.20% to (0.20%) and a premium/discount to the appraised value of SOR’s land ranging from 10.0% to (10.0%). With respect to SOR II, SunTrust Robinson Humphrey applied discount rates ranging from 10.75% to 11.75% and a premium/discount to terminal applied capitalization rates for each SOR II asset ranging from 0.20% to (0.20%). The discounted cash flow analysis indicated an implied exchange ratio reference range of 0.805x to 1.025x, as compared to the Exchange Ratio of 0.9643x in the Merger pursuant to the Merger Agreement.

Selected Transactions Analysis

SunTrust Robinson Humphrey calculated implied valuation reference ranges of the properties owned by SOR and SOR II by reviewing for each such property the publicly available financial terms of transactions SunTrust Robinson Humphrey deemed relevant.

The financial terms reviewed included:

•	Acquisition price (based on the publicly available acquisition price for the property acquired in the selected transaction) per square foot of the property acquired, in the case of office buildings.

•	Acquisition price (based on the publicly available acquisition price for the property acquired in the selected transaction) per room of the property acquired, in the case of hotel properties.

•	Acquisition price (based on the publicly available acquisition price for the property acquired in the selected transaction) per unit of the property acquired, in the case of multifamily properties.

Taking into account the results of the selected transactions analysis, SunTrust Robinson Humphrey applied selected ranges of price per square foot, price per room or price per unit, as applicable, to corresponding financial data for each property. The selected ranges and implied valuation reference ranges for each property are as follows:

SOR

Property	Selected Range (Price Per Square Foot or Unit, as applicable)	Implied Valuation Reference Range*
Office (Square Feet)
Park Centre	$220.00–$240.00	$44,928,000–$49,013,000
Crown Pointe	$175.00–$195.00	$89,603,000–$99,844,000
The Marq	$170.00–$190.00	$88,852,000–$99,305,000
City Tower	$355.00–$385.00	$154,488,000–$167,543,000
Eight & Nine Corporate Center	$235.00–$255.00	$73,782,000–$80,062,000
Georgia 400 Center	$210.00–$220.00	$88,109,000–$92,305,000
Richardson Portfolio	$130.00–$150.00	$74,097,000–$85,497,000
110 Williams Street	$525.00–$575.00	$487,282,000–$533,690,000
353 Sacramento	$800.00–$850.00	$227,801,000–$242,038,000

Multifamily (Units)
1180 Raymond	$220,000–$240,000	$69,740,000–$76,080,000

*	Does not reflect adjustments based on distribution “waterfall” models for the investments of SOR in certain joint ventures or other companies that were not wholly owned by SOR.

SOR II

Property	Selected Range (Price Per Square Foot, Room or Unit, as applicable)	Implied Valuation Reference Range*
Office (Square Feet)
Lincoln Court	$450.00–$500.00	$55,588,000–$61,765,000
Oakland City Center	$475.00–$525.00	$171,076,000–$189,084,000
Madison Square	$110.00–$130.00	$34,182,000–$40,397,000

Hotel (Rooms)
Springmaid	$200,000–$240,000	$90,400,000–$108,480,000
Q&C Hotel	$260,000–$280,000	$50,960,000–$54,880,000

Multifamily (Units)
NoHo Commons	$390,000–$440,000	$113,880,000–$128,480,000

*	Does not reflect adjustments based on distribution “waterfall” models for the investments of SOR II in certain joint ventures or other companies that were not wholly owned by SOR II.

Taking into account the selected transactions analysis of the properties owned by SOR and SOR II, the appraised value of the SOR land, other assets and liabilities of SOR and SOR II as provided by the Advisor and the distribution “waterfall” models for the investments of SOR and SOR II in certain joint ventures or other companies that were not wholly owned by SOR or SOR II, the selected transactions analysis indicated an implied exchange ratio reference range of 0.721x to 1.084x, as compared to the Exchange Ratio of 0.9643x in the Merger pursuant to the Merger Agreement.

Other Matters

SunTrust Robinson Humphrey was retained by the SOR II Special Committee as its financial advisor based on SunTrust Robinson Humphrey’s experience and reputation and SunTrust Robinson Humphrey’s knowledge of SOR II and its industry. For its services as financial advisor to the SOR II Special Committee, SunTrust Robinson Humphrey will receive a transaction fee of $1,500,000, which is contingent upon the completion of the Merger. SunTrust Robinson Humphrey became entitled to a fee of $750,000, upon the rendering of its opinion to the SOR II Special Committee, which fee is creditable to the extent previously paid against the transaction fee. In addition, SunTrust Robinson Humphrey may become entitled to an additional fee in connection with the solicitation of third-party indications of interest in acquiring all or any part of SOR II following the execution of the Merger Agreement. SOR II has also agreed to reimburse certain expenses incurred by SunTrust Robinson Humphrey in connection with its engagement and to indemnify SunTrust Robinson Humphrey and certain related parties for certain liabilities arising out of its engagement.

SunTrust Robinson Humphrey and its affiliates may in the future provide investment banking and other financial services to SOR, SOR II, the Advisor and/or certain of their respective affiliates for which SunTrust Robinson Humphrey and its affiliates would expect to receive compensation. SunTrust Robinson Humphrey is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, SunTrust Robinson Humphrey and its affiliates may acquire, hold or sell, for SunTrust Robinson Humphrey’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of SOR, SOR II and/or certain of their respective affiliates and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies. In addition, SunTrust Robinson Humphrey and its affiliates (including Truist Bank and Truist Financial Corporation) may have other financing and business relationships with SOR, SOR II and their respective affiliates. The issuance of SunTrust Robinson Humphrey’s opinion was approved by an internal committee of SunTrust Robinson Humphrey, Inc. authorized to approve opinions of such nature.

Certain SOR and SOR II Unaudited Financial Projections

SOR and SOR II do not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity underlying assumptions and estimates. In connection with the SOR II Special Committee’s consideration of the Merger, management for SOR and SOR II prepared certain non-public unaudited financial projections, derived from SOR and SOR II’s property-level projections, regarding SOR and SOR II’s anticipated future performance on a stand-alone basis for fiscal years 2020 through 2025 (the “financial projections”), which are summarized below. The financial projections were provided, in whole or in part, to the SOR Special Committee and its financial advisor and to the SOR II Special Committee and its financial advisor.

The financial projections are summarized in this proxy statement/prospectus solely to give SOR II stockholders access to information that was made available to the SOR II Special Committee in connection with its consideration of the Merger and to SunTrust Robinson Humphrey, who was authorized to use and rely upon such information for purposes of providing advice to the SOR II Special Committee, and are not included in this proxy statement/prospectus in order to influence any SOR II stockholder to make any investment or voting decision with respect to the Merger.

The financial projections were prepared solely for internal use and are subjective in many respects. The inclusion of a summary of the financial projections in this proxy statement/prospectus should not be regarded as an indication that any of SOR, SOR II or their respective special committees’ financial advisors or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events.

The financial projections reflect numerous assumptions and estimates as to future events. The financial projections were based on assumptions and estimates that management of SOR and SOR II believed were reasonable at the time the financial projections were prepared, taking into account relevant information available to their management at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 29 and 35, respectively, and in SOR’s Annual Report on Form 10-K for the year ended December 31, 2019, which is attached as Annex F to this proxy statement/prospectus, SOR’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is attached as Annex G to this proxy statement/prospectus, SOR II’s Annual Report on Form 10-K for the year ended December 31, 2019, which is attached as Annex D to this proxy statement/prospectus and SOR II’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is attached as Annex E to this proxy statement/prospectus. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of SOR and SOR II and will be beyond the control of the Combined Company.

In addition, the financial projections set forth below do not give effect to the Merger, nor do they take into account the effect of any failure of the Merger to occur. Importantly, the projections pre-date any of the adverse impacts from the business shutdowns triggered by the COVID-19 pandemic. The projections, therefore, are likely to present a materially more favorable outlook for the performance of SOR and SOR II than management currently expects, at least for the short term. In light of the foregoing, neither SOR nor SOR II can provide any assurance that actual results will not differ materially from the financial projections.

The financial projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither SOR’s independent auditors, SOR II’s independent auditors, nor any other independent accountants, have compiled, examined or performed any audit or other procedures with respect to the financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of SOR contained in SOR’s Annual Report on Form 10-K for the year ended December 31, 2019, which is attached as Annex F, and the report of the independent registered public accounting firm of SOR II contained in SOR II’s Annual Report on Form 10-K for the year ended December 31, 2019, which is attached as Annex D, relate to the historical financial statements of SOR and SOR II. They do not extend to the financial projections and should not be read to do so.

The inclusion of a summary of the financial projections herein should not be deemed an admission or representation by SOR or SOR II that such financial projections are viewed by SOR or SOR II as material information of SOR or SOR II. The financial projections should be evaluated in conjunction with SOR and SOR II’s reported financial results and the risk factors with respect to the business of SOR and SOR II, respectively. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 35 and “Where You Can Find More Information” on page 212.

The following summarizes the financial projections for SOR:

		($ in thousands)
	Start Date End Date	Q42019 3 Mos. Oct. 2019 Dec. 2019	2020 12 Mos. Jan. 2020 Dec. 2020	2021 12 Mos. Jan. 2021 Dec. 2021	2022 12 Mos. Jan. 2022 Dec. 2022	2023 12 Mos. Jan. 2023 Dec. 2023	2024 12 Mos. Jan. 2024 Dec. 2024	2025 12 Mos. Jan. 2025 Dec. 2025
Net Operating Income		$12,921	$68,696	$88,800	$93,400	$97,889	$102,979	$103,369
EBITDA		$9,357	$51,338	$72,369	$76,632	$80,770	$85,549	$85,614
Funds From Operations (FFO)		$2,201	$12,062	$32,524	$37,847	$42,671	$47,556	$47,560
Modified Funds From Operations (MFFO)		($841)	$8,823	$32,858	$39,227	$44,837	$50,304	$50,879

The following summarizes the financial projections for SOR II:

		($ in thousands)
	Start Date End Date	Q42019 3 Mos. Oct. 2019 Dec. 2019	2020 12 Mos. Jan. 2020 Dec. 2020	2021 12 Mos. Jan. 2021 Dec. 2021	2022 12 Mos. Jan. 2022 Dec. 2022	2023 12 Mos. Jan. 2023 Dec. 2023	2024 12 Mos. Jan. 2024 Dec. 2024	2025 12 Mos. Jan. 2025 Dec. 2025
Net Operating Income		$4,652	$27,688	$31,379	$36,245	$43,807	$45,411	$44,435
EBITDA		$2,811	$17,210	$23,009	$27,860	$35,620	$37,132	$36,061
Funds From Operations (FFO)		($580)	$3,913	$10,195	$13,846	$19,286	$20,417	$18,909
Modified Funds From Operations (MFFO)		($1,360)	$2,025	$9,523	$13,611	$19,557	$20,871	$19,667

EXCEPT AS MAY BE REQUIRED BY APPLICABLE SECURITIES LAWS, SOR AND SOR II DO NOT INTEND TO, AND DISCLAIM ANY OBLIGATION TO, UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Interests of SOR II’s and SOR’s Directors and Executive Officers in the Merger

KBS, the former external advisor to SOR and SOR II, owns shares of SOR Common Stock and SOR II Common Stock. Keith D. Hall and Peter McMillan III, two of the executive officers and directors of each of SOR

II and SOR, share ownership and control of KBS with Charles J. Schreiber, Jr. In addition, two former executive officers of SOR and SOR II, Jeffrey K. Waldvogel and Stacie K. Yamane, continue to be employed by KBS and/or its affiliates. Messrs. Hall and McMillan also own shares of SOR Common Stock and SOR II Common Stock through Willowbrook Capital Group, LLC, an entity they own and control. See “The Companies—Pacific Oak Strategic Opportunity REIT, Inc. and Pacific Oak SOR II, LLC—Stock Ownership” beginning on page 70 and “The Companies—Pacific Oak Strategic Opportunity REIT II, Inc.—Stock Ownership” beginning on page 112 for more information.

In addition to their interests in the Merger as stockholders, some of SOR II and SOR directors and executive officers have interests in the Merger that differ from, or are in addition to, the interests of the SOR II stockholders. The SOR II Special Committee and the SOR II Board were each aware of these interests and considered them, among other things, in reaching its decision to approve the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement. Specifically, Keith D. Hall and Peter McMillan III control and indirectly own the Sponsor and the Advisor. Messrs. Hall and McMillan are also two of SOR II’s and SOR’s executive officers and directors. In addition, an executive officer of SOR and SOR II, Michael A. Bender, is employed by the Advisor or its affiliates. The Advisor earns fees from its advisory agreements with SOR II and SOR. The Merger may make it more likely that the Advisor will continue to earn fees with respect to SOR’s and SOR II’s assets, as compared to other strategic alternatives for SOR II (such as a sale of SOR II’s assets to a third party for cash).

In addition, officers and directors of SOR II have an interest in the Merger on account of certain indemnification obligations. For a period of six years after the effective time of the Merger, pursuant to the terms of the Merger Agreement and subject to certain limitations, SOR will, and will cause the Surviving Entity to, indemnify, defend and hold harmless the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of SOR II or any of the SOR II subsidiaries for any action or omission or alleged action or omission at or prior to the effective time of the Merger, including with respect to the transactions contemplated by the Merger Agreement. SOR and Merger Sub have agreed that, for a period of six years after the effective time of the Merger, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger, and advancement of expenses, provided in the governing documents of SOR II or similar organizational documents or agreements of any subsidiary of SOR II and any indemnification agreements of SOR II will survive the Merger and will continue in full force and effect in accordance with their terms. For a period of six years after the effective time of the Merger, the organizational documents of SOR and the Surviving Entity and the organizational documents of any applicable subsidiary of SOR or SOR II will not have indemnification and director and officer liability limitation provisions less favorable than such provisions in the SOR II or the SOR II OP organizational documents, or, if applicable, similar organizational documents or agreements of any subsidiary of SOR II.

SOR II will use commercially reasonable efforts to obtain extended reporting period coverage under SOR II’s existing directors’ and officers’ liability insurance policies, or the substantial equivalent of such coverage, for a period of six years after the effective time of the Merger, to be effective as of the effective time of the Merger, for a cost not in excess of three times the current annual premiums for such insurance. If SOR II is unable to obtain such coverage using commercially reasonable efforts, then SOR may, at its option, authorize a higher premium for SOR II to obtain such coverage or authorize a scope of coverage that provides coverage that is the substantially equivalent of or superior to the coverage currently available under SOR II’s existing directors’ and officers’ liability insurance policies. In any case, if SOR II is unable to obtain such extended coverage under the foregoing parameters, then SOR or the Surviving Entity will continue to maintain in effect, for a period of six years after the effective time of the Merger, directors’ and officers’ liability insurance with coverage at least as favorable as SOR II’s existing directors’ and officers’ liability insurance policies; provided, however, that neither SOR nor the Surviving Entity shall be required to pay annual premiums for such insurance in excess of three times the most recent annual premiums paid by SOR II for such insurance. SOR and the Surviving Entity will not take any action to terminate or modify the terms of any such extended reporting period coverage.

Relationship of SOR II and SOR

The Sponsor, which is the sponsor of both SOR and SOR II, is controlled and owned by Keith D. Hall and Peter McMillan III. The Sponsor is the sole owner of the Advisor, which is the advisor to both SOR II and SOR. Messrs. Hall and McMillan are two of the executive officers and directors of each of SOR II and SOR. The Advisor is owned and controlled by the Sponsor.

Directors and Management of the Combined Company After the Merger

The management and board of directors of the Combined Company after the Merger will remain the same as that of SOR.

Regulatory Approvals Required for the Merger

SOR II and SOR are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the Merger to U.S. holders and non-U.S. holders (each as defined below) of shares of SOR II Common Stock and of the ownership and disposition of SOR Common Stock received in the Merger.

This summary is for general information only and is not tax advice. This summary assumes that holders of SOR II Common Stock and SOR Common Stock hold such Common Stock as a capital asset within the meaning of Section 1221 of the Code. This summary is based upon the Code, Treasury Regulations promulgated under the Code, referred to herein as Treasury Regulations, judicial decisions and published administrative rulings, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements, in each case, as applicable to the Merger. In addition, this discussion does not address U.S. federal income tax considerations applicable to persons or entities that are subject to special treatment under U.S. federal income tax law, including, for example:

•	banks, insurance companies, and other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons or entities who hold shares of SOR II Common Stock (or, following the Merger, SOR Common Stock) pursuant to the exercise of any employee stock option or otherwise as compensation;

•	individuals subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	broker, dealers or traders in securities;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•

persons holding shares of SOR II Common Stock (or, following the Merger, SOR Common Stock) as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons or entities deemed to sell SOR II Common Stock (or, following the Merger, SOR Common Stock) under the constructive sale provisions of the Code;

•	U.S. persons or entities whose functional currency is not the U.S. dollar;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	“qualified shareholders” as defined in Section 897(k)(3)(A) of the Code; or

•	persons or entities subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

For purposes of this summary, a “holder” means a beneficial owner of shares of SOR II Common Stock (or, following the Merger, of SOR Common Stock), and a “U.S. holder,” means a holder that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a United States court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this summary, a “non-U.S. holder” means a beneficial owner of shares of SOR II Common Stock (other than a partnership or other person subject to special treatment under the Code) that is not a U.S. holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of SOR II Common Stock (or, following the Merger, SOR Common Stock), the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of SOR II Common Stock (or, following the Merger, SOR Common Stock) and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion of material U.S. federal income tax consequences of the Merger and of the ownership and disposition of SOR Common Stock received in the Merger is not binding on the IRS. No assurance is given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES OF THE COMPANY MERGER AND THE OWNERSHIP AND DISPOSITION OF SOR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the Merger

Qualification of the Merger as a Reorganization

The parties intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the Merger that Rogers & Hardin render an opinion to SOR II and DLA Piper render an opinion to SOR to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by SOR and SOR II regarding factual matters (including those contained in the tax representation letters provided by SOR and SOR II), and covenants undertaken by SOR and SOR II. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the Merger could differ from those described in the tax opinions and in this summary. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or is expected to be requested in connection with the Merger, and there is no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. Accordingly, the tax opinions are not a guarantee of the legal outcome of the Merger or any tax benefits that may be derived from the Merger.

Consequences of the Merger to Holders of SOR II Common Stock

The following discussion summarizes the material U.S. federal income tax consequences of the Merger to holders assuming the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

A holder of SOR II Common Stock will receive solely SOR Common Stock in exchange for shares of SOR II Common Stock pursuant to the Merger and generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of SOR Common Stock in exchange for shares of SOR II Common Stock in connection with the Merger.

A holder will have an aggregate tax basis in SOR Common Stock it receives in the Merger equal to the holder’s aggregate tax basis in its SOR II Common Stock surrendered pursuant to the Merger. If a holder acquired any of its shares of SOR II Common Stock at different prices and/or at different times, Treasury Regulations provide guidance on how such holder may allocate its tax basis to SOR Common Stock received in the Merger. Such holders should consult their tax advisors regarding the proper allocation of their basis among SOR Common Stock received in the Merger under these Treasury Regulations.

The holding period of SOR Common Stock received by a holder in connection with the Merger will include the holding period of SOR II Common Stock surrendered in connection with the Merger. Holders owning blocks of SOR II Common Stock acquired at different times or different prices should consult their tax advisors with respect to identifying the holding periods of the particular shares of SOR Common Stock received in the Merger.

Certain Reporting Requirements

Under applicable Treasury Regulations, “significant holders” of SOR II Common Stock generally will be required to comply with certain reporting requirements. A U.S. holder is a “significant holder” if, immediately before the Merger, such holder held 5% or more, by vote or value, of the total outstanding SOR II Common Stock. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the effective time of the Merger. That statement must set forth the holder’s tax basis in, and the fair market value of, the shares of SOR II Common Stock surrendered pursuant to the Merger (both as determined immediately before the surrender of shares), the date of the Merger, and the name and employer identification number of SOR, SOR II and Merger Sub, and the holder will be required to retain permanent records of these facts. U.S. holders should consult their tax advisors as to whether they may be treated as a “significant holder.”

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE COMPANY MERGER. HOLDERS OF SOR II COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE COMPANY MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER APPLICABLE TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

REIT Qualification of SOR II and SOR

Tax Opinions from Counsel Regarding REIT Qualification of SOR II and SOR

It is a condition to the obligation of SOR II to complete the Merger that SOR II receive an opinion of DLA Piper (or other counsel reasonably satisfactory to SOR II) to the effect that, commencing with SOR’s taxable year ended on December 31, 2014, SOR has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable it to meet, through the effective time of the Merger, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and will be based on customary representations made by SOR and SOR OP. This opinion will not be binding on the IRS or the courts.

The Combined Company intends to continue to operate in a manner to qualify as a REIT following the Merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the ability of the Combined Company to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Combined Company, there is no assurance that the actual operating results of the Combined Company will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

It is a condition to the obligation of SOR to complete the Merger that SOR receive an opinion of Rogers & Hardin (or other counsel reasonably acceptable to SOR) to the effect that for all taxable periods commencing with its taxable year ended December 31, 2014. SOR II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation has enabled SOR II to meet, through the effective time of the Merger, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and will be based on representations made by SOR II and SOR II OP regarding factual matters. This opinion will not be binding on the IRS or the courts.

Tax Liabilities and Attributes Inherited from SOR II

If SOR II failed to qualify as a REIT for any of its taxable years for which the applicable period for assessment had not expired, SOR II would be liable for (and the Combined Company would be obligated to pay) U.S. federal corporate income tax on its taxable income for such years, and, assuming the Merger qualified as a reorganization within the meaning of Section 368(a) of the Code, the Combined Company must distribute any earnings and profits of SOR II by the close of the taxable year in which the Merger occurs and would be subject to tax on the built-in gain on each SOR II asset existing at the time of the Merger if the Combined Company were to dispose of the SOR II asset in a taxable transaction during the five-year period following the Merger. Such tax would be imposed at the highest regular corporate rate in effect as of the date of the sale. Moreover, even if SOR II qualified as a REIT at all relevant times, the Combined Company similarly would be liable for other unpaid taxes (if any) of SOR II (such as the 100% tax on gains from any sales treated as “prohibited transactions”). Furthermore, after the Merger the asset and gross income tests applicable to REITs will apply to all of the assets of the Combined Company, including the assets the Combined Company acquires from SOR II, and to all of the gross income of the Combined Company, including the income derived from the assets the Combined Company acquires from SOR II. As a result, the nature of the assets that the Combined Company acquires from SOR II and the gross income the Combined Company derives from such assets will be taken into account in determining the qualification of the Combined Company as a REIT.

Qualification as a REIT requires SOR II to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described below with respect to SOR II. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which were not entirely within the control of SOR II.

Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of SOR Common Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from the Combined Company being taxed as a REIT and the acquisition, ownership and disposition of SOR Common Stock. Note that “SOR” and “Combined Company” are interchangeable solely for purposes of this discussion.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and disposition of the securities of the Combined Company and of the U.S. federal income tax consequences of its investors as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of the Combined Company

SOR has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2010. SOR believes that it has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with its taxable year ended December 31, 2010, and that its intended manner of operation will enable the Combined Company to continue to meet the requirements for qualification as a REIT for U.S. federal income tax purposes. However, qualification and taxation as a REIT depend upon the Combined Company’s ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance is given that SOR has been organized and has operated, or that the Combined Company will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if the Combined Company fails to qualify as a REIT.

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Provided the Combined Company qualifies for taxation as a REIT, it generally will not be required to pay U.S. federal corporate income taxes on its REIT taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” (i.e. taxation at both the corporate and the stockholder levels) that generally results from investment in a regular C corporation. The Combined Company will, however, be subject to U.S. federal income taxes as follows:

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First, the Combined Company will be required to pay regular U.S. federal corporate income tax on any REIT taxable income, including net capital gain, that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

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Second, if the Combined Company has (i) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, the Combined Company will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property the Combined Company acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “—Foreclosure Property.”

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Third, the Combined Company will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

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Fourth, if the Combined Company fails to satisfy the 75% gross income test or the 95% gross income test, as described below, but has otherwise maintained its qualification as a REIT because certain other requirements are met, it will be required to pay a tax equal to (i) the greater of (A) the amount by which it fails to satisfy the 75% gross income test and (B) the amount by which it fails to satisfy the 95% gross income test, multiplied by (ii) a fraction intended to reflect its profitability.

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Fifth, if the Combined Company fails to satisfy any of the asset tests (other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test), as described below, due to reasonable cause and not due to willful neglect, and the Combined Company nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused the Combined Company to fail such test.

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Sixth, if the Combined Company fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, the Combined Company may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.

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Seventh, the Combined Company will be required to pay a 4% nondeductible excise tax to the extent it fails to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for the year, (ii) 95% of its capital gain net income for the year, and (iii) any undistributed taxable income from prior periods.

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Eighth, if the Combined Company acquires any asset from a corporation that is or has been a C corporation in a transaction in which the Combined Company’s tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which it acquired the asset, and it subsequently recognizes gain on the disposition of the asset during the five-year period beginning on the date on which it acquired the asset, then it generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (i) the fair market value of the asset over (ii) its adjusted tax basis in the asset, in each case determined as of the date on which it acquired the asset.

•	Ninth, the Combined Company’s subsidiaries that are C corporations, including its TRSs described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.

•	Tenth, the Combined Company will be required to pay a 100% excise tax on transactions with its TRSs that are not conducted on an arm’s-length basis.

The Combined Company and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on its assets and operations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association that satisfied each of the following requirements:

(1)	It is managed by one or more trustees or directors;

(2)	Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial ownership;

(3)	It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	It is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	It is beneficially owned by 100 or more persons;

(6)

Not more than 50% in value of the outstanding stock or shares of beneficial interest of which are owned, actually or constructively, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of each taxable year;

(7)

It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to qualify to be taxed as a REIT for U.S. federal income tax purposes;

(8)	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

(9)	It meets certain other requirements, described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income.

The Code provides that requirements (1) through (4), and (8) must be satisfied during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT (which, in SOR’s case, was 2014). For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust. For purposes of requirement (8) above, SOR has and the Combined Company will continue to have a calendar taxable year, and thereby satisfies this requirement.

SOR believes that it has been organized and has operated in a manner that has allowed SOR, and will continue to allow the Combined Company, to satisfy conditions (1) through (9) during the relevant time periods. In addition, SOR’s charter provides for restrictions regarding ownership and transfer of SOR’s shares that are intended to assist it in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to SOR Common Stock is contained in the discussion in this proxy statement/prospectus under “Description of Capital Stock—Restriction on Ownership of Shares” beginning on page 202. These restrictions, however, do not ensure that SOR has previously satisfied, and may not ensure that the Combined Company will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If the Combined Company fails to satisfy these share ownership requirements, except as provided in the next sentence, its status as a REIT will terminate. If, however, the Combined Company complies with the rules contained in applicable Treasury Regulations that require the Combined Company to ascertain the actual ownership of its shares and it does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirement described in condition (6) above, it will be treated as having met this requirement. See “—Failure to Qualify.”

Ownership of Interests in Partnerships and Limited Liability Companies

The Combined Company owns various direct and indirect interests in entities that are partnerships and limited liability companies for state law purposes. A partnership or limited liability company that has a single owner, as determined under U.S. federal income tax laws, generally is disregarded from its owner for U.S. federal income tax purposes. Many of the partnerships and limited liability companies owned by the Combined Company, including SOR OP, currently are disregarded from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and liabilities, and items of income, deduction, and credit, of such entities will be treated as its assets and liabilities, and items of income, deduction, and credit, for U.S. federal income tax purposes, including the application of the various REIT qualification requirements.

An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is taxed as a partnership for U.S. federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for U.S. federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, its proportionate share of the assets and items of gross income of any partnership, joint venture, or limited liability company that is taxed as a partnership for U.S. federal income tax purposes is treated as the assets and items of gross income of the Combined Company for purposes of applying the various REIT qualification tests. For purposes of the 10% value test

(described in “—Asset Tests”), its proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, its proportionate share is based on its proportionate interest in the capital of the entity. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the Combined Company’s Ownership of Interests in Entities Taxable as Partnerships.”

The Combined Company has control of its operating partnerships and the subsidiary partnerships and limited liability companies and intends to operate them in a manner consistent with the requirements for the Combined Company’s qualification as a REIT. If the Combined Company becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize the Combined Company’s status as a REIT or require it to pay tax, the Combined Company may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause the Combined Company to fail a gross income or asset test, and that the Combined Company would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In such a case, the Combined Company could fail to qualify as a REIT unless it were entitled to relief, as described below.

Ownership of Interests in Qualified REIT Subsidiaries

The Combined Company may from time to time own and operate certain properties through wholly owned subsidiaries that it intends to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as the Combined Company’s qualified REIT subsidiary if the Combined Company owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries the Combined Company owns are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as the Combined Company’s assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and the Combined Company’s ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in TRSs

The Combined Company and its operating partnerships, own interests in companies that have elected, together with the Combined Company, to be treated as the Combined Company’s TRSs, and it may acquire securities in additional TRSs in the future. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS.

Restrictions imposed on REITs and their TRSs are intended to ensure that TRSs will be subject to appropriate levels of U.S. federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a TRS to its parent REIT and impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s residents that are not conducted on an arm’s-length basis, such as any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of its residents by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to its parent REIT that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to its parent REIT or on its behalf. Rents will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Dividends paid to a parent REIT from a TRS, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by the Combined Company and its subsidiaries in the aggregate and its ability to make distributions to its stockholders and may affect its compliance with the gross income tests and asset tests.

A TRS generally may be used by a REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly, such as the provision of noncustomary tenant services or the disposition of property held for sale to customers. See “—Gross Income Tests—Rents from Real Property” and “—Gross Income Tests—Prohibited Transaction Income.” A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT’s ownership of securities of a TRS is not subject to the 5% asset test, the 10% vote test or the 10% value test described below. See “—Asset Tests.”

Ownership of Interests in Subsidiary REITs

The Combined Company owns and may acquire direct or indirect interests in one or more entities that have elected or will elect to be taxed as REITs under the Code (each, a “Subsidiary REIT”). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to the Combined Company. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax and (ii) the Subsidiary REIT’s failure to qualify could have an adverse effect on the Combined Company’s ability to comply with the REIT income and asset tests, and thus could impair the Combined Company’s ability to qualify as a REIT unless it could avail itself of certain relief provisions.

Gross Income Tests

The Combined Company must satisfy two gross income tests annually to qualify and maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year generally must consist of the following:

•	rents from real property;

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interest on debt secured by mortgages on real property or on interests in real property and interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

•	gain from the sale of real estate assets (other than gain from prohibited transactions);

•	income and gain derived from foreclosure property; and

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income derived from the temporary investment of new capital attributable to the issuance of its stock or a public offering of its debt with a maturity date of at least five years and that the Combined Company received during the one-year period beginning on the date on which the Combined Company received such new capital.

Second, in general, at least 95% of its gross income for each taxable year must consist of income that is qualifying for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities (including, for purposes of this 95% gross income test, certain “nonqualified publicly offered REIT debt instruments”) or any combination of these.

Cancellation of indebtedness income and gross income from a sale of property that the Combined Company holds primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, gains from “hedging transactions,” as defined in “—Hedging Transactions,” that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to the Combined Company.

Rents from Real Property. Rents the Combined Company receives from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

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The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount the Combined Company receives or accrues generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

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Neither the Combined Company nor an actual or constructive owner of 10% or more of its capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents the Combined Company receives from such a tenant that is a TRS of the Combined Company, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by the Combined Company’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease; and

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Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, the Combined Company may transfer a portion of such personal property to a TRS.

The Combined Company generally may not operate or manage the property or furnish or render noncustomary services to its tenants, subject to a 1% de minimis exception and except as provided below. The Combined Company may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, the Combined Company may employ an independent contractor from whom it derives no revenue to provide customary services to the Combined Company’s tenants, or a TRS (which may be wholly or partially owned by the Combined Company) to provide both customary and non-customary services to the Combined Company’s tenants without causing the rent the Combined Company receives from those tenants to fail to qualify as “rents from real property.”

Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in such real property, but only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. Except as provided below in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time the Combined Company committed to acquire the loan, the loan will be treated as secured by real property. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset and all interest shall be qualifying income for purposes of the 75% gross income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

Prohibited Transaction Income. Any gain that the Combined Company realizes on the sale of property (other than any foreclosure property) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including its share of any such gain realized by its operating partnerships, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect the Combined Company’s ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As the managing member of the general partner of its operating partnerships, the Combined Company intends to cause its operating partnerships to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with its investment objectives. The Combined Company does not intend, and does not intend to permit its operating partnerships or its subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions.

However, the IRS may successfully contend that some or all of the sales made by the Combined Company’s operating partnerships or its subsidiary partnerships or limited liability companies are prohibited transactions. The Combined Company would be required to pay the 100% penalty tax on its allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to regular U.S. federal corporate income tax.

Hedging Transactions. From time to time, the Combined Company may enter into hedging transactions with respect to one or more of its assets or liabilities. The Combined Company’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction the Combined Company enters into in the normal course of its business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by it to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income tests or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that the Combined Company does not properly identify such transactions as hedges or it hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. The Combined Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

TRS Income. To the extent the Combined Company’s TRSs pay dividends or interest, its allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except to the extent the interest is paid on a loan that is adequately secured by real property). The Combined Company will monitor the amount of the dividend and other income from its TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although the Combined Company expects these actions will be sufficient to prevent a violation of the gross income tests, it cannot guarantee that such actions will in all cases prevent such a violation.

Failure to Satisfy Gross Income Tests. The Combined Company intends to monitor its sources of income, including any non-qualifying income received by it, and manage its assets so as to ensure its compliance with the gross income tests. If the Combined Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Combined Company may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. The Combined Company generally may make use of the relief provisions if: (1) its failure to meet these tests was due to reasonable cause and not due to willful neglect; and (2) following its identification of the failure to meet the 75% or 95% gross income tests for any taxable year, it files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with the applicable Treasury Regulations.

It is not possible, however, to state whether in all circumstances the Combined Company would be entitled to the benefit of these relief provisions. As discussed above in “—Taxation of the Combined Company,” even if these relief provisions apply, and the Combined Company retains its status as a REIT, a tax would be imposed with respect to its nonqualifying income.

Asset Tests

At the close of each calendar quarter of its taxable year, the Combined Company must also satisfy certain tests relating to the nature and diversification of its assets.

•	First, at least 75% of the value of the Combined Company’s total assets must generally consist of:

•	cash or cash items, including certain receivables and shares in certain money market funds;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

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interests in mortgage loans secured by real property, and interests in mortgage loans secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	stock or shares of beneficial interest in other REITs;

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investments in stock or debt instruments during the one-year period following its receipt of new capital that the Combined Company raises through equity offerings or public offerings of debt with at least a five-year term;

•	debt instruments of publicly offered REITs; and

•	personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

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Second, under the “5% asset test,” of the Combined Company’s assets that are not qualifying assets for purposes of the 75% asset test described above, the value of the Combined Company’s interest in any one issuer’s securities may not exceed 5% of the value of its total assets.

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Third, of the Combined Company’s assets that are not qualifying assets for purposes of the 75% asset test described above, the Combined Company may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the “10% vote test,” or more than 10% of the value of any one issuer’s outstanding securities, or the “10% value test.”

•	Fourth, no more than 20% (25% for taxable years beginning before January 1, 2018) of the value of the Combined Company’s total assets may consist of the securities of one or more TRSs.

•	Fifth, no more than 25% of the value of the Combined Company’s total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

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Sixth, not more than 25% of the value of the Combined Company’s total assets may be represented by debt instruments of “publicly offered REITs” to the extent those debt instruments are not secured by real property or an interest in real property.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include securities that qualify under the 75% asset test, securities of a TRS and equity interests in an entity taxed as a partnership for U.S. federal income tax purposes. For purposes of the 10% value test, the term “securities” also does not include: certain “straight debt” securities; any loan to an individual or an estate; most rental agreements and obligations to pay rent; any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes in which the Combined Company is an owner to the extent of its interest as a partner in the entity; and any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes if at least 75% of the entity’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

From time to time the Combined Company may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a TRS. The Combined Company intends that its ownership of any such securities will be structured in a manner that allows it to comply with the asset tests described above. The Combined Company believes that the assets that the Combined Company holds satisfy the foregoing asset test requirements. The Combined Company will not obtain, nor is the Combined Company required to obtain under the U.S. federal income tax laws, independent appraisals to support its conclusions as to the value of its assets and securities. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that its ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Failure to Satisfy Asset Tests. The Combined Company will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. Nevertheless, if the Combined Company fails to satisfy the asset tests at the end of a calendar quarter, it will not lose its REIT status if: (1) the Combined Company satisfied the asset tests at the end of the preceding calendar quarter; and (2) the discrepancy between the value of the Combined Company’s assets and the asset test requirements arose from changes in the market values of its assets and was not caused, in part or in whole, by the acquisition of one or more non-qualifying assets. If the Combined Company did not satisfy the second condition described in the preceding sentence, the Combined Company still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that the Combined Company violates the 5% asset test, the 10% vote test or the 10% value test described above, the Combined Company will not lose its REIT status if (1) the failure is de minimis (up to the lesser of 1% of its assets or $10 million) and (2) the Combined Company disposes of assets causing the failure or otherwise complies with the asset tests within six months after the last day of the quarter in which the Combined Company identifies such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, the Combined Company will not lose its REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) the Combined Company files a description of each asset causing the failure with the IRS, (3) the Combined Company disposes of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which the Combined Company identifies the failure, and (4) the Combined Company pays a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate multiplied by the net income from the non-qualifying assets during the period in which the Combined Company failed to satisfy the asset tests.

Annual Distribution Requirements

To maintain the Combined Company’s qualification as a REIT, each taxable year it is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to the sum of:

•	90% of its REIT taxable income; and

•	90% of its after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of its REIT taxable income.

For these purposes, the Combined Company’s REIT taxable income is computed without regard to the dividends paid deduction and its net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

The Combined Company generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. Dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by the Combined Company and received by its stockholders on December 31 of the year in which they are declared. Additionally, at the Combined Company’s election, a distribution will be treated as paid in a taxable year if it is declared before the Combined Company timely files its tax return for such year and is paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by the Combined Company’s stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement.

In order to be taken into account for purposes of the Combined Company’s distribution requirement, except as provided below, the amount distributed must not be preferential; i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential limitation will not apply to distributions made by the Combined Company, provided it qualifies as a “publicly offered REIT.” SOR believes that it is, and expects the Combined Company will continue to be, a publicly offered REIT. However, Subsidiary REITs it may own from time to time may not be publicly offered REITs.

To the extent that the Combined Company does not distribute all of its net capital gain, or distributes at least 90%, but less than 100%, of its REIT taxable income, it will be required to pay regular U.S. federal corporate income tax on the undistributed amount. SOR believes that it has made, and the Combined Company intends to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize its corporate tax obligations. In this regard, the partnership agreements of the Combined Company’s operating partnerships authorizes the Combined Company to take such steps as may be necessary to cause its operating partnerships to distribute to its partners an amount sufficient to permit the Combined Company to meet these distribution requirements and to minimize its corporate tax obligation.

Under some circumstances, the Combined Company may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. In that case, the Combined Company may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, the Combined Company will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of the Combined Company’s REIT distribution requirements, it will be treated as an additional distribution to the Combined Company’s stockholders in the year such dividend is paid. In addition, if a dividend the Combined Company has paid is treated as a preferential dividend, in lieu of treating the dividend as not counting toward satisfying the 90% distribution requirement, the IRS may provide a remedy to cure such failure if the IRS determines that such failure is (or is of a type that is) inadvertent or due to reasonable cause and not due to willful neglect.

Furthermore, the Combined Company will be required to pay a 4% excise tax to the extent it fails to distribute during each calendar year at least the sum of 85% of its ordinary income for such year, 95% of its capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

SOR expects that the Combined Company’s REIT taxable income will be less than its cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, SOR anticipates that the Combined Company generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. However, from time to time, the Combined Company may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining its taxable income. In addition, the Combined Company may decide to retain its cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, the Combined Company may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving its cash.

Like-Kind Exchanges

The Combined Company may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require the Combined Company to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.

Foreclosure Property

The foreclosure property rules permit the Combined Company (by its election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, the Combined Company would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends it would be required to distribute to stockholders. See “—Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the REIT 75% gross income test.

Foreclosure property treatment will end on the first day on which the Combined Company enters into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% gross income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent). Foreclosure property treatment (other than for qualified health care property) is available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. Foreclosure property treatment for qualified health care property is available for an initial period of two years and may, in certain circumstances, be extended for an additional four years.

Failure to Qualify

If the Combined Company discovers a violation of a provision of the Code that would result in its failure to qualify as a REIT, certain specified cure provisions may be available to it. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If the Combined Company fails to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be required to pay regular U.S. federal corporate income tax, including any applicable alternative minimum tax for taxable years beginning before January 1, 2018, on its taxable income. Distributions to stockholders in any year in which the Combined Company fails to qualify as a REIT will not be deductible by it. As a result, SOR anticipates that the Combined Company’s failure to qualify as a REIT would reduce the cash available for distribution by it to its stockholders. In addition, if the Combined Company fails to qualify as a REIT, it will not be required to distribute any amounts to its stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of its current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026, subject to certain limitations and a minimum 45 day holding period with respect to the Combined Company’s stock. If the Combined Company fails to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by it. Unless entitled to relief under specific statutory provisions, the Combined Company would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which it loses its qualification. It is not possible to state whether in all circumstances the Combined Company would be entitled to this statutory relief.

Tax Aspects of the Combined Company’s Ownership of Interests in Entities Taxable as Partnerships

The Combined Company may own interests in entities treated as partnerships for U.S. federal tax purposes. The following discussion summarizes the material U.S. federal income tax considerations that are applicable to SOR’s direct and indirect investments in entities that are treated as partnerships for U.S. federal income tax purposes. The following discussion does not address state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Partnerships

The Combined Company is required to include in its income its distributive share of each partnership’s income and are allowed to deduct its distributive share of each partnership’s losses, but only if the partnership is classified for U.S. federal income tax purposes as a partnership rather than as a corporation or an association treated as a corporation. An unincorporated entity with at least two owners, as determined for U.S. federal income tax purposes, will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it (1) is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations” and (2) is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners may elect to be classified either as an association treated as a corporation or as a partnership for U.S. federal income tax purposes. If such an entity does not make an election, it generally will be taxed as a partnership for U.S. federal income tax purposes. Each of SOR OP and SOR II OP currently intends to be classified as an entity disregarded as separate from its owner for U.S. federal income tax purposes and will not elect to be treated as an association treated as a corporation.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, SOR believes that such partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes.

SOR has not requested, and does not intend to request, a ruling from the IRS that any of SOR’s subsidiary partnerships, is or will be classified as a partnership for U.S. federal income tax purposes. If, for any reason, a subsidiary partnership were treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes, the Combined Company may not be able to qualify as a REIT, unless it qualifies for certain statutory relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a subsidiary partnership’s status for U.S. federal income tax purposes might be treated as a taxable event, in which case SOR might incur tax liability without any related cash distribution. See “—Annual Distribution Requirements.” Further, items of income and deduction of the subsidiary partnership would not pass through to us, and SOR would be treated as a shareholder for U.S. federal income tax purposes. Consequently, the subsidiary partnership would be required to pay income tax at U.S. federal corporate income tax rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing the partnership’s taxable income.

Allocations of Income, Gain, Loss and Deduction

Although a partnership agreement (or limited liability company agreement) generally will determine the allocation of income and losses among partners, the allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

SOR OP and SOR II OP may, from time to time, acquire interests in property in exchange for interests in the acquiring operating partnership. In that case, the tax basis of these property interests generally will carry over to the acquiring operating partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method the Combined Company chooses or has agreed to in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of the operating partnerships (1) could cause the Combined Company to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to it if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause the Combined Company to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to it as a result of such sale, with a corresponding benefit to the other partners in the Combined Company’s operating partnerships. An allocation described in clause (2) above might cause the Combined Company or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect the Combined Company’s ability to comply with the REIT distribution requirements. See “—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by SOR OP and SOR II OP in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Partnership Audit Rules

Under current partnership audit rules, subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. It is possible that this may result in partnerships in which the Combined Company directly or indirectly invests, being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and the Combined Company, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though the Combined Company, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Material U.S. Federal Income Tax Consequences to Holders of the Combined Company’s Common Stock

The following summary describes the principal United States federal income tax consequences to you of purchasing, owning and disposing of the Combined Company’s common stock. You should consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership and disposition of the Combined Company’s common stock arising under the laws of any state, local or foreign taxing jurisdiction.

Taxation of Taxable U.S. Holders of the Combined Company’s Common Stock

Distributions Generally. If the Combined Company qualifies as a REIT, distributions made out of its current or accumulated earnings and profits that it does not designate as capital gain dividends will be ordinary dividend income to taxable U.S. holders when actually or constructively received. A corporate U.S. holder will not qualify for the dividends-received deduction generally available to corporations. Ordinary dividends paid by the Combined Company also generally will not qualify for the preferential long-term capital gain tax rate applicable to “qualified dividends” unless certain holding period requirements are met and such dividends are attributable to (i) qualified dividends received by the Combined Company from non-REIT corporations, such as any TRSs or (ii) income recognized by the Combined Company and on which the Combined Company has paid U.S. federal corporate income tax. The Combined Company does not expect a meaningful portion of its ordinary dividends to be eligible for taxation as qualified dividends. However, for taxable years beginning after December 31, 2017 and before January 1, 2026, stockholders that are individuals, trusts or estates generally may deduct up to 20% of certain qualified business income, including “qualified REIT dividends” (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations.

Any distribution declared by the Combined Company in October, November or December of any year on a specified date in any such month shall be treated as both paid by the Combined Company and received by the Combined Company’s stockholders on December 31 of that year, provided that the distribution is actually paid by the Combined Company no later than January 31 of the following year. Distributions made by the Combined Company in excess of accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of a U.S. holder’s basis and will reduce the basis of the U.S. holder’s shares. Any distributions by the Combined Company in excess of accumulated earnings and profits and in excess of a U.S. holder’s basis in the U.S. holder’s shares of the Combined Company stock will be treated as gain from the sale of such shares. See “Dispositions of the Combined Company’s Common Stock” below.

Capital Gain Dividends. Distributions to U.S. holders that the Combined Company properly designates as capital gain dividends will be taxed as long term capital gains (to the extent they do not exceed the Combined Company’s actual net capital gain for the taxable year), without regard to the period for which a U.S. holder held the Combined Company’s shares. However, U.S. holders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains. If the Combined Company elects to retain and pay income tax on any net long-term capital gain, each of the Combined Company’s U.S. holders would include in income, as long-term capital gain, its proportionate share of this net long-term capital gain. Each of the Combined Company’s U.S. holders would also receive a refundable tax credit for its proportionate share of the tax paid by the Combined Company on such retained capital gains and increase the basis of its shares of the Combined Company’s stock in an amount equal to the amount of includable capital gains reduced by the share of refundable tax credit.

Dispositions of the Combined Company’s Common Stock. If a U.S. holder sells or disposes of shares of the Combined Company’s common stock, the holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from the Combined Company which were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Holders of the Combined Company’s Common Stock

Tax-exempt entities are generally exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which is referred to herein as UBTI. Distributions made by the Combined Company and gain arising upon a sale of shares of the Combined Company’s common stock generally should not be UBTI to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in the Combined Company’s shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in the Combined Company’s shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the

“look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of the Combined Company’s stock contained in the Combined Company’s charter, SOR does not expect the Combined Company to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to its holders.

Taxation of Non-U.S. Holders of the Combined Company’s Common Stock

The rules governing non-U.S. holders are complex, and no attempt is made herein to provide more than a brief summary of such rules. The Combined Company urges non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the acquisition, ownership and disposition of shares of its common stock, including any reporting requirements.

Distributions Generally. Distributions made by the Combined Company to non-U.S. holders that are not attributable to gains from sales or exchanges by the Combined Company of United States real property interests, or USRPIs, and that are not designated by the Combined Company as capital gain dividends will be treated as ordinary dividends to the extent that they are made out of the Combined Company’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend paid, unless reduced or eliminated by an applicable income tax treaty. The Combined Company expects to withhold U.S. federal income tax at the rate of 30% on the gross amount of any such dividends paid to a non-U.S. holder unless a lower treaty rate applies and the non-U.S. holder has filed an applicable IRS Form W-8 with the Combined Company, certifying the non-U.S. holder’s entitlement to treaty benefits.

If the investment in the Combined Company’s common stock is treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business, the non-U.S. holder generally will be subject to a tax at the rates applicable to ordinary income, in the same manner as a U.S. holder is taxed with respect to ordinary dividend income (and also may be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a foreign corporation that is not entitled to any treaty exemption). In general, a non-U.S. holder will not be considered to be engaged in a U.S. trade or business solely as a result of its ownership of SOR stock unless such non-U.S. holder has filed an IRS Form W-8ECI with the Combined Company.

Distributions in excess of the Combined Company’s current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock. Instead, the excess portion of such distribution will reduce the non-U.S. holder’s tax basis in its Combined Company stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders. For withholding purposes, SOR expects the Combined Company to treat all distributions as made out of its current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of the Combined Company’s current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that the Combined Company properly designates as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

•

the investment in the Combined Company’s common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by the Combined Company of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular graduated rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. The Combined Company also will be required to withhold and to remit to the IRS 21% (under current law) of any distribution to non-U.S. holders attributable to gain from sales or exchanges by the Combined Company of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts the Combined Company designates as retained net capital gains in respect of its common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by the Combined Company on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Combined Company exceeds their actual U.S. federal income tax liability. If the Combined Company were to designate any portion of its net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.

Dispositions of the Combined Company’s Common Stock. Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of the Combined Company’s common stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. The Combined Company’s common stock will not constitute a USRPI so long as it is a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. SOR believes, but cannot guarantee, that the Combined Company will be a “domestically controlled qualified investment entity.”

In addition, dispositions of the Combined Company’s common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, dispositions of the Combined Company’s common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of the Combined Company’s common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either:

•

the gain is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on its capital gains (or such lower rate specified by an applicable income tax treaty).

If gain on the sale, exchange or other taxable disposition of the Combined Company’s common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of the Combined Company’s common stock were subject to taxation under FIRPTA, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.

Information Reporting and Backup Withholding

U.S. Holders

The Combined Company will report to its U.S. holders and to the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any, with respect thereto. A U.S. holder may be subject to information reporting and backup withholding (currently at a rate of 24%) when such holder receives payments on the Combined Company’s common stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

A holder who does not provide the Combined Company with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

Payments of dividends on the Combined Company’s common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on the Combined Company’s common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock, subject to certain limitations. The temporary 20% deduction, as added by the Tax Cuts and Jobs Act, with respect to ordinary REIT dividends received by non-corporate taxpayers is likely not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% Medicare tax. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the Combined Company’s common stock.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on the Combined Company’s common stock or gross proceeds from the sale or other disposition of the Combined Company’s common stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on the Combined Company’s common stock and to payments of gross proceeds from a sale or redemption of the Combined Company’s common stock. However, under recently proposed Treasury Regulations that may be relied on pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. Because the Combined Company may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules it may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the Combined Company’s common stock.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than the income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to the Combined Company’s tax treatment as a REIT and on an investment in the Combined Company’s common stock.

ACCOUNTING TREATMENT

SOR prepares its financial statements in accordance with GAAP. The Merger will be accounted for by using the business combination accounting rules, which requires the application of a screen test to evaluate if substantially all the fair value of the acquired properties is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. In addition, the rules require the identification of the acquirer; the determination of the acquisition date; the determination of the fair value of consideration; and the recognition and measurement, at relative fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquiree. After consideration of all applicable factors pursuant to the business combination accounting rules, the Merger will be treated as a business combination under GAAP.

ISSUANCE OF SHARES IN THE MERGER

SOR will appoint DST Systems, Inc. as the exchange agent to record the issuance on the stock records of SOR of the amount of SOR Common Stock equal to the Merger Consideration that is issuable to each holder of shares of SOR II Common Stock (including any fractional shares thereof). Shares of SOR Common Stock issuable as Merger Consideration in exchange for shares of SOR II Common Stock will be in uncertificated book-entry form.

SOR stockholders need not take any action with respect to their book-entry shares.

DISTRIBUTIONS

SOR and SOR II each suspended distributions upon signing the Merger Agreement. Although the Merger Agreement permits SOR and SOR II to resume regular distributions upon the initial filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, no distributions are expected to be paid prior to closing of the Merger in order to preserve cash and to reduce certain administrative burdens and no “catch up” distribution is expected to be paid by the Combined Company following the Merger in order to make up for the suspension of distributions.

DEREGISTRATION OF SOR II COMMON STOCK

If the Merger is completed, SOR II Common Stock will be deregistered under the Exchange Act, and SOR II will no longer file periodic reports with the SEC.

THE MERGER AGREEMENT

This section of this proxy statement/prospectus summarizes the material provisions of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. This summary is qualified in its entirety by reference to Annex A. As a stockholder, you are not a third party beneficiary of the Merger Agreement and therefore you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the Merger Agreement that is important to you. SOR II and SOR urge you to carefully read the full text of the Merger Agreement because it is the legal document that governs the Merger. The Merger Agreement is not intended to provide you with any factual information about SOR II or SOR. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) are qualified by information that each of SOR II and SOR filed with the SEC prior to the effective date of the Merger Agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. The representations and warranties and other provisions of the Merger Agreement and the description of such provisions in this proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of SOR II and SOR files with the SEC and the other information in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 212.

SOR II and SOR acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement/prospectus not misleading. SOR II and SOR II OP are collectively referred to herein as SOR II, and SOR, Merger Sub and SOR OP, are collectively referred to herein as the SOR parties.

Form, Effective Time and Closing of the Merger

The Merger Agreement provides for the combination of SOR II and SOR through the merger of SOR II with and into Merger Sub, with Merger Sub surviving the Merger as the Surviving Entity upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will become effective at such time as the articles of merger are accepted for record by the SDAT or on such later date and time agreed to by SOR II and SOR and specified in the articles of merger (not to exceed 30 days from the date the articles of merger are accepted for record by the SDAT).

The Merger Agreement provides that the closing of the Merger will take place at 10:00 a.m. Eastern time no later than the third business day following the date on which the last of the conditions to closing of the Merger described under “—Conditions to Completion of the Merger” have been satisfied or waived or such other date as agreed to by SOR II and SOR.

Consideration to be Received in the Merger

If the Merger is completed, then at the effective time of the Merger, each share of SOR II Common Stock (or fraction thereof) issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive 0.9643 shares of SOR Common Stock (or fraction thereof). The cancellation and conversion of the shares of SOR II Common Stock into the right to receive the Merger Consideration will occur automatically at the effective time of the Merger. In accordance with the Merger

Agreement, SOR will appoint DST Systems, Inc. as the transfer agent to record the issuance on the stock records of SOR of the amount of SOR Common Stock equal to the Merger Consideration that is issuable to each holder of shares of SOR II Common Stock (including any fractional shares thereof).

No Appraisal Rights

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, will be available to holders of SOR II Common Stock with respect to the Merger pursuant to the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of the SOR II and SOR Parties. The representations and warranties were made by the respective parties as of the date of the Merger Agreement and do not survive the effective time of the Merger or any earlier termination of the Merger Agreement. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement, information regarding SOR II and SOR filed with the SEC prior to the date of the Merger Agreement, or the disclosure letters delivered by SOR II and the SOR Parties in connection therewith.

Representations and Warranties of SOR II

SOR II made representations and warranties in the Merger Agreement relating to, among other things:

•	corporate organization, valid existence, organizational documents, good standing, qualification to do business and subsidiaries;

•	capitalization;

•	due authorization, execution, delivery and enforceability of the Merger Agreement;

•	board and special committee approvals;

•

absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements or permits;

•	absence of any consent, approval, filing or registration requirements of any governmental authorities;

•	permits and compliance with law;

•	SEC filings and financial statements;

•	internal accounting controls, compliance with the Sarbanes-Oxley Act and the absence of improper payments;

•	no undisclosed liabilities;

•

absence of any “material adverse effect” (described below) to SOR II or any events, circumstances, changes, effects, developments, conditions or occurrences that would reasonably be expected to have a material adverse effect to SOR II, in each case since December 31, 2018;

•	employee benefit plans and other employment matters;

•	material contracts;

•	litigation;

•	environmental matters;

•	intellectual property;

•	owned and leased real properties;

•	tax matters, including qualification as a REIT;

•	insurance;

•	receipt of the opinion of the SOR II Special Committee’s financial advisor prior to execution of the Merger Agreement;

•	broker’s, finder’s, investment banker’s or other similar fees;

•	inapplicability of the Investment Company Act;

•	exemption of the Merger from anti-takeover statutes;

•	stockholder vote in connection with the Merger;

•	related-party transactions; and

•	limitation on warranties and disclaimer of other representations and warranties.

Representations and Warranties of the SOR Parties

The SOR Parties made representations and warranties in the Merger Agreement relating to, among other things:

•	corporate organization, valid existence, organizational documents, good standing, qualification to do business and subsidiaries;

•	capitalization;

•	due authorization, execution, delivery and enforceability of the Merger Agreement;

•	board and special committee approvals;

•

absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements or permits;

•	absence of any consent, approval, filing or registration requirements of any governmental authorities;

•	permits and compliance with law;

•	SEC filings and financial statements;

•	internal accounting controls, compliance with the Sarbanes-Oxley Act and the absence of improper payments;

•	no undisclosed liabilities;

•

absence of any material adverse effect to SOR or any events, circumstances, changes, effects, developments, conditions or occurrences that would reasonably be expected to have a material adverse effect to SOR, in each case since December 31, 2018;

•	employee benefit plans and other employment matters;

•	material contracts;

•	litigation;

•	environmental matters;

•	intellectual property;

•	owned and leased properties;

•	tax matters, including qualification as a REIT;

•	insurance;

•	receipt of an opinion from the SOR Special Committee’s financial advisor prior to the execution of the Merger Agreement;

•	broker’s, finder’s, investment banker’s or other similar fees;

•	inapplicability of the Investment Company Act;

•	exemption of the Merger from anti-takeover statutes;

•	related-party transactions;

•	ownership and activities of Merger Sub;

•	financing of the Merger; and

•	limitation on warranties and disclaimer of other representations and warranties.

Definition of “Material Adverse Effect”

Many of the representations of SOR II and the SOR Parties are qualified by a “material adverse effect” standard (for example, they will be deemed to be true and correct unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). For the purposes of the Merger Agreement, “material adverse effect” means any event, circumstance, change, effect, development, condition, or occurrence that, individually or in the aggregate, would (a) have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of SOR II and its subsidiaries, taken as a whole, or SOR and its subsidiaries, taken as a whole, as applicable, or (b) prevent or materially impair the ability of SOR II or the SOR Parties, as applicable, to consummate the Merger before November 19, 2020, the Outside Date.

However, any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from the following will not be taken into account when determining whether a material adverse effect has occurred or is reasonably likely to exist or occur with respect to clause (a) above for the applicable party:

(i)	any changes that generally affect the real estate industry in which SOR II or SOR, as applicable, operates;

(ii)	any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;

(iii)	any changes in legal, regulatory, or political conditions;

(iv)	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage;

(v)	the execution and delivery of the Merger Agreement, or the public announcement of the Merger or other transactions contemplated by the Merger Agreement;

(vi)	the taking of any action expressly required by the Merger Agreement, or the taking of any action at the written request or with the prior written consent of SOR II or SOR, as applicable;

(vii)	earthquakes, hurricanes, floods or other natural disasters;

(viii)	changes in law or GAAP or the interpretation thereof;

(ix)

any failure of SOR II or SOR, as applicable, to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition, or occurrence giving rise to such failure may be taken into account in determining whether there has occurred a material adverse effect); and

(x)

any action made or initiated by any holder of SOR II or SOR Common Stock, as applicable, including any derivative claims, arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement, except which, in the case of each of clauses (i), (ii), (iii), (iv), (vii) and (viii) above do not disproportionately affect SOR II and its subsidiaries, taken as a whole, or SOR and its subsidiaries, taken as a whole, relative to others in industries in which SOR II and its subsidiaries or SOR and its subsidiaries, as applicable, operate and in the geographic regions in which they operate.

Conditions to Completion of the Merger

Mutual Closing Conditions

The obligation of each of SOR II and the SOR Parties to complete the Merger and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver, at or prior to the effective time of the Merger, of the following conditions:

•	approval of the Merger and the SOR II Charter Amendment by the SOR II stockholders, and the SOR II Charter Amendment shall have become effective pursuant to the MGCL;

•

the absence of any judgment, injunction, order or decree issued by any governmental authority of competent jurisdiction prohibiting the consummation of the Merger, and the absence of any law that has been enacted, entered, promulgated or enforced by any governmental authority after the date of the Merger Agreement that prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•

the registration statement on Form S-4 of which this proxy statement/prospectus forms a part shall have been declared effective by the SEC and no stop order suspending the effectiveness of such registration statement on Form S-4 shall have been issued, and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Additional Closing Conditions for the Benefit of SOR II

The obligation of SOR II to complete the Merger and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver, at or prior to the effective time of the Merger, of the following additional conditions:

•

the accuracy in all material respects as of the date of the Merger Agreement and the effective time of the Merger of certain representations and warranties made in the Merger Agreement by the SOR Parties regarding (i) the organization, qualification and subsidiaries of the SOR Parties, (ii) authority to enter into the Merger Agreement, (iii) the absence of conflicts, breaches or filing and consent requirements in connection with the Merger, (iv) certain aspects of SOR’s capital structure, (v) the inapplicability of the Investment Company Act, (vi) the absence of broker’s, finder’s, investment banker’s or other similar fees, (vii) the opinion of the SOR Special Committee’s financial advisor, and (viii) the exemption of the Merger from anti-takeover statutes;

•

the accuracy in all but de minimis respects as of the date of the Merger Agreement and the effective time of the Merger of certain representations and warranties made in the Merger Agreement by the SOR Parties regarding certain aspects of its capital structure;

•	the accuracy as of the date of the Merger Agreement and the effective time of the Merger of all other representations and warranties of the SOR Parties contained in the Merger Agreement, except

(i) representations and warranties made as of a specific date shall be true and correct only on such date, and (ii) where the failure of such representations or warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on SOR and its subsidiaries taken as a whole;

•

the SOR Parties must have performed and complied in all material respects with all obligations, agreements and covenants required by the Merger Agreement to be performed or complied with by them at or prior to the effective time of the Merger;

•	on the closing date of the Merger, no circumstance shall exist that constitutes a material adverse effect as to the SOR Parties;

•

SOR II must have received a certificate, dated the date of the closing of the Merger, signed by the chief executive officer and chief financial officer of SOR, certifying, on behalf of SOR, to the effect that the conditions described in the five preceding bullet points have been satisfied;

•

SOR II must have received the written opinion of DLA Piper dated as of the closing date of the Merger, regarding SOR’s qualification and taxation as a REIT under the Code commencing with SOR’s taxable year that ended on December 31, 2014; and

•	SOR II must have received the written opinions of Rogers & Hardin to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Additional Closing Conditions for the Benefit of the SOR Parties

The obligation of the SOR Parties to complete the Merger is subject to the satisfaction or waiver, at or prior to the effective time of the Merger, of the following additional conditions:

•

the accuracy in all material respects as of the date of the Merger Agreement and the effective time of the Merger of certain representations and warranties made in the Merger Agreement by SOR II regarding (i) the organization, qualification and subsidiaries of SOR II, (ii) authority to enter into and approval of the Merger and the Merger Agreement, (iii) the absence of conflicts, breaches or filing and consent requirements in connection with the Merger, (iv) certain aspects of SOR II’s capital structure, (v) the inapplicability of the Investment Company Act, (vi) the absence of broker’s, finder’s, investment banker’s or other similar fees, (vii) the opinion of the SOR II Special Committee’s financial advisor, and (viii) the exemption of the Merger from anti-takeover statutes;

•

the accuracy in all but de minimis respects as of the date of the Merger Agreement and the effective time of the Merger of certain representations and warranties made in the Merger Agreement by SOR II regarding certain aspects of its capital structure;

•

the accuracy as of the date of the Merger Agreement and the effective time of the Merger of all other representations and warranties of SOR II contained in the Merger Agreement, except (i) representations and warranties made as of a specific date shall be true and correct only on such date, and (ii) where the failure of such representations or warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on SOR II and its subsidiaries taken as a whole;

•

SOR II must have performed and complied in all material respects with all obligations, agreements and covenants required by the Merger Agreement to be performed or complied with by it at or prior to the effective time of the Merger;

•	on the closing date of the Merger, no circumstance shall exist that constitutes a material adverse effect as to SOR II;

•

SOR must have received a certificate, dated the date of the closing of the Merger, signed by the chief executive officer and chief financial officer of SOR II, certifying, on behalf of SOR II, to the effect that the conditions described in the five preceding bullet points have been satisfied;

•

SOR must have received the written opinion of Rogers & Hardin, dated as of the closing date of the Merger, regarding SOR II’s qualification and taxation as a REIT under the Code commencing with SOR II’s taxable year that ended on December 31, 2014; and

•	SOR must have received the written opinion of DLA Piper to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Covenants and Agreements

Conduct of the Business of SOR II Pending the Merger

SOR II has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the Merger or the valid termination of the Merger Agreement. In general, except with SOR’s prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement, or the SOR II disclosure letter attached thereto, or to the extent required by law, SOR II has agreed that it will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use all reasonable efforts to (i) preserve intact its current business organization, goodwill, ongoing business and significant relationships with third parties and (ii) maintain the status of SOR II as a REIT.

Without limiting the foregoing, SOR II has also agreed that, except with SOR’s prior written approval (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement or the SOR II disclosure letter attached thereto, or to the extent required by law, it will not, and it will not permit any of its subsidiaries to:

•

amend or propose to amend its bylaws or charter, the certificate of limited partnership of SOR II OP, the SOR II OP Partnership Agreement or such equivalent organizational or governing documents of any subsidiary of SOR II; amend SOR II’s dividend reinvestment plan or SOR II’s share redemption program in a material manner; or waive the stock ownership limit or create an excepted holder limit (as defined in the SOR II Charter) under the SOR II Charter;

•	adjust, split, combine, reclassify, or subdivide any shares of stock or other equity securities or ownership interests of SOR II or its subsidiaries;

•

declare, set aside, or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of SOR II or any SOR II subsidiary or other equity securities or ownership interests of SOR II or any SOR II subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (i) the declaration and payment by SOR II of regular dividends in accordance with past practice at a monthly rate not to exceed $0.00799167 per share of SOR II Common Stock, or the quarterly equivalent thereof, (ii) the declaration and payment by SOR II OP of regular distributions in accordance with past practice and for any interim period through the closing date of the Merger on the units of SOR II OP (the “SOR II OP Interests”), (iii) the declaration and payment of dividends or other distributions to SOR II by any directly or indirectly wholly owned SOR II subsidiary, and (iv) distributions by any SOR II subsidiary that is not wholly owned directly or indirectly by SOR II; provided, that SOR II may pay a dividend in excess of $0.00799167 per share of SOR II Common Stock in a given month in order to make up for any prior suspension or reduction of regular dividends so long as the total of all dividends paid does not at any time exceed an average monthly rate of $0.00799167 per share of SOR II Common Stock; and provided further, that, notwithstanding the foregoing restrictions and limitations, SOR II shall be permitted to make distributions (without the consent of SOR) reasonably necessary to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise tax under the Code;

•

redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of SOR II’s capital stock or other equity interests of SOR II or any SOR II subsidiary, other than (after the initial filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part) “Special Redemptions” in accordance with, and as defined in, SOR II’s share redemption program;

•

except for transactions among SOR II and one or more wholly owned subsidiaries of SOR II or among one or more wholly owned subsidiaries of SOR II, and except for issuances of common stock under the SOR II DRP (after the initial filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part), issue, sell, pledge, dispose, encumber or grant any shares of the capital stock of SOR II or any SOR II subsidiary (including SOR II OP Interests), or authorize the issuance, sale, pledge, disposition, grant, transfer or any lien against (except for permitted refinancing), or otherwise enter into any contract or understanding with respect to the voting of, any shares of SOR II or any of SOR II’s subsidiaries’ capital stock (including SOR II OP Interests) or any options, warrants, convertible securities or other rights of any kind to acquire any shares, capital stock, or other equity interests of SOR II or any SOR II subsidiary;

•

acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material assets, except (i) acquisitions by SOR II or any wholly owned subsidiary of SOR II of or from an existing wholly owned subsidiary of SOR II, and (ii) other acquisitions in the ordinary course of business;

•	sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business;

•

incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of SOR II or any SOR II subsidiary, with certain exceptions;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any agreement to maintain the financial condition of another entity, with certain exceptions;

•

other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any SOR II material contract (or any contract that, if existing as of the date of the Merger Agreement, would be a SOR II material contract), except as expressly permitted by the Merger Agreement;

•	authorize, make or commit to make any capital expenditures other than in the ordinary course of business or to address obligations under existing contracts, or in conjunction with emergency repairs;

•

make any payment of any liability of SOR II or any SOR II subsidiary before it comes due in accordance with its terms, except in the ordinary course of business or as otherwise permitted by the Merger Agreement;

•

waive, release, assign, settle or compromise (i) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against SOR II or any SOR II subsidiary (including relating to taxes other than property tax appeals or disputes) (a) exceeding $500,000 individually or $1,000,000 in the aggregate or the amounts reserved for such purposes in the most recent balance sheet as of the date the Merger Agreement was executed, (b) that involves injunctive relief (excluding any matter related to taxes) or (c) that provides for the admission of material liability (excluding any matter related to taxes), and (ii) any legal action, suit, investigation, arbitration or proceeding involving any present, former or purported holder or group of holders of SOR II Common Stock other than in accordance with the Merger Agreement;

•

(i) increase in any manner the amount, rate or terms of compensation or benefits of any of SOR II’s current or former employees, officers or directors, with certain exceptions or (ii) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or SOR II benefit plan or arrangement, except as may be required to comply with applicable law;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on February 19, 2020, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

•	enter into any new line of business;

•

form any new fund, joint venture, non-traded real estate investment trust or other pooled investment vehicle, or consent to any material amendment or modification of the terms of an existing fund, joint venture, non-traded real estate investment trust or other pooled investment vehicle;

•

fail to duly and timely file all material reports and other material documents required to be filed with the SEC or any other governmental authority, subject to extensions permitted by law or applicable rules and regulations;

•

enter into or modify in a manner adverse to SOR II any SOR II Tax Protection Agreement (as defined in the Merger Agreement), make, change or rescind any material election relating to taxes, change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund, give or request any waiver of a statute of limitation with respect to any material tax return, with certain exceptions;

•

take any action, or fail to take any action, which action or failure would reasonably be expected to cause (i) SOR II to fail to qualify as a REIT or (ii) any SOR II subsidiary to cease to be treated as any of (a) a partnership or disregarded entity for U.S. federal income tax purposes or (b) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

•

adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a SOR II subsidiary in connection with any permitted acquisitions in a manner that would not reasonably be expected to be materially adverse to SOR II or to prevent or impair the ability of SOR II to consummate the Merger;

•

amend or modify the compensation terms or any other obligations of SOR II contained in the engagement letter with SunTrust Robinson Humphrey in a manner adverse to SOR II or any SOR II subsidiary or engage other financial advisors in connection with the transactions contemplated by the Merger Agreement;

•

make any payment, loan, distribution or transfer of assets to the Advisor or its affiliates (other than SOR II and any SOR II subsidiary) except in such amount and as expressly contemplated by the Merger Agreement, the Termination Agreement or the SOR II Advisory Agreement;

•	take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of SOR II Common Stock with respect to the Merger;

•	permit any liens or encumbrances other than those permitted by the Merger Agreement; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Conduct of the Business of SOR Pending the Merger

SOR has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the Merger or the valid termination of the Merger Agreement. In general, except with SOR II’s prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement, or the SOR disclosure letter attached thereto, or to the extent required by law, SOR has agreed that it will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use all reasonable efforts to (i) preserve intact its current business organization, goodwill, ongoing business and significant relationships with third parties and (ii) maintain the status of SOR as a REIT.

Without limiting the foregoing, SOR has also agreed that, except with SOR II’s prior written approval (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement, or the SOR disclosure letter attached thereto, or to the extent required by law, it will not, and it will not permit any of its subsidiaries to:

•

amend or propose to amend its bylaws or charter, the certificate of limited partnership of SOR OP, the SOR OP Partnership Agreement, or such equivalent organizational or governing documents of any subsidiary of SOR; amend the SOR dividend reinvestment plan in a material way; amend the SOR share redemption program in a material way; or waive the stock ownership limit or create an excepted holder limit (as defined in the SOR Charter) under the SOR Charter;

•	adjust, split, combine, reclassify, or subdivide any shares of stock or other ownership interests of SOR or its subsidiaries;

•

declare, set aside, or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of SOR or any SOR subsidiary or other equity securities or ownership interests of SOR or any SOR subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (i) the declaration and payment by SOR of regular dividends in accordance with past practice at a quarterly rate not to exceed $0.0086 per share of SOR Common Stock (or a monthly rate not to exceed $0.00286667 per share), (ii) the declaration and payment by SOR OP of regular distributions in accordance with past practice and for any interim period through the Closing Date on the interests of SOR OP (the “SOR OP Interests”), (iii) the declaration and payment of dividends or other distributions to SOR by any directly or indirectly wholly owned SOR subsidiary, and (iv) distributions by any SOR subsidiary that is not wholly owned directly or indirectly by SOR; provided, that SOR may pay a dividend in excess of $0.0086 per share of SOR Common Stock in a given quarter in order to make up for any prior suspension or reduction of regular dividends so long as the total of all dividends paid does not at any time exceed an average quarterly rate of $0.0086 per share of SOR Common Stock (or an average monthly rate of $0.00286667 per share of SOR Common Stock); and provided further, that, notwithstanding the foregoing restrictions and limitations, SOR shall be permitted to make distributions reasonably necessary to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise tax under the Code;

•

redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of SOR’s capital stock or other equity interests of SOR or any SOR subsidiary, other than (after the initial filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part) “Special Redemptions” in accordance with, and as defined in, SOR’s share redemption program;

•

except for transactions among SOR and one or more wholly owned subsidiaries of SOR or among one or more wholly owned subsidiaries of SOR, and except for issuances of common stock under SOR’s dividend reinvestment plan (after the initial filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part), issue, sell, pledge, dispose, encumber or grant any shares of the capital stock of SOR or any SOR subsidiary (including SOR OP Interests), or authorize the issuance, sale, pledge, disposition, grant, transfer or any lien against, or otherwise enter into any contract or understanding with respect to the voting of, any shares of SOR or any of SOR’s subsidiaries’ capital stock (including SOR OP Interests) or any options, warrants, convertible securities or other rights of any kind to acquire any shares, capital stock, or other equity interests of SOR or any SOR subsidiary;

•

acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material assets, except (i) acquisitions by SOR or any wholly owned subsidiary of SOR of or from an existing wholly owned subsidiary of SOR and (ii) other acquisitions in the ordinary course of business;

•	sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business;

•

incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of SOR or any SOR subsidiary, with certain exceptions;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any agreement to maintain the financial condition of another entity, with certain exceptions;

•

other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any SOR material contract (or any contract that, if existing as of the date of the Merger Agreement, would be a SOR material contract), except as expressly permitted by the Merger Agreement;

•	authorize, make or commit to make any capital expenditures other than in the ordinary course of business or to address obligations under existing contracts, or in conjunction with emergency repairs;

•

make any payment of any liability of SOR or any SOR subsidiary before it comes due in accordance with its terms, except in the ordinary course of business or as otherwise permitted by the Merger Agreement;

•

waive, release, assign, settle or compromise (i) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against SOR or any SOR subsidiary (including relating to taxes other than property tax appeals or disputes) (a) exceeding $1,000,000 individually or $2,000,000 in the aggregate or the amounts reserved for such purposes in the most recent balance sheet as of the date the Merger Agreement was executed, (b) that involves injunctive relief (excluding any matter related to taxes), or (c) that provides for the admission of material liability (excluding any matter related to taxes), and (iii) any legal action, suit, investigation, arbitration or proceeding involving any present, former or purported holder or group of holders of SOR Common Stock other than in accordance with the Merger Agreement;

•

(i) increase in any manner the amount, rate or terms of compensation or benefits of any of SOR’s current or former employees, officers or directors, with certain exceptions or (ii) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or SOR benefit plan or arrangement, except as may be required to comply with applicable law;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on February 19, 2020, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

•	enter into any new line of business;

•

form any new fund, joint venture, non-traded real estate investment trust or other pooled investment vehicle, or consent to any material amendment or modification of the terms of an existing fund, joint venture, non-traded real estate investment trust or other pooled investment vehicle;

•

fail to duly and timely file all material reports and other material documents required to be filed with the SEC or any other governmental authority, subject to extensions permitted by law or applicable rules and regulations;

•

enter into or modify in a manner adverse to SOR any SOR Tax Protection Agreement (as defined in the Merger Agreement), make, change or rescind any material election relating to taxes, change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund, give or request any waiver of a statute of limitation with respect to any material tax return, with certain exceptions;

•

take any action, or fail to take any action, which action or failure would reasonably be expected to cause (i) SOR to fail to qualify as a REIT or (ii) any SOR subsidiary to cease to be treated as any of (a) a partnership or disregarded entity for U.S. federal income tax purposes or (b) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

•

adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a SOR subsidiary in connection with any permitted acquisitions in a manner that would not reasonably be expected to be materially adverse to SOR or to prevent or impair the ability of the SOR Parties to consummate the Merger;

•

amend or modify the compensation terms or any other obligations of SOR contained in the engagement letter with Houlihan Lokey in a manner adverse to SOR or any SOR subsidiary or engage other financial advisors in connection with the transactions contemplated by the Merger Agreement;

•

make any payment, loan, distribution or transfer of assets to SOR Advisor or its affiliates (other than SOR and any SOR subsidiary) except in such amount and as expressly contemplated by the Merger Agreement or the SOR Advisory Agreement;

•	take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of SOR Common Stock with respect to the Merger;

•	permit any liens or encumbrances other than those permitted by the Merger Agreement; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Form S-4; Proxy Statement and Prospectus; SOR II Stockholders Meeting

SOR II agreed to prepare and cause to be filed with the SEC the proxy statement included in this proxy statement/prospectus, and SOR agreed to prepare and file a registration statement on Form S-4 with respect to the Merger, which includes this proxy statement/prospectus, in each case as promptly as reasonably practicable. SOR II and SOR also agreed to use their reasonable best efforts to (i) have the registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the registration statement on Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (iii) keep the registration statement on Form S-4 effective for so long as necessary to complete the Merger, unless the Merger Agreement is terminated in accordance with its terms.

SOR II agreed to use its reasonable best efforts to cause this proxy statement/prospectus to be mailed to its stockholders entitled to vote at the SOR II Special Meeting and to hold the SOR II Special Meeting as soon as practicable after the registration statement on Form S-4 is declared effective (provided there are no outstanding SEC comments on the proxy statement and the SEC has not otherwise enjoined mailing or use of the proxy statement). SOR II further agreed to include in this proxy statement/prospectus the SOR II Board’s recommendation to SOR II stockholders that they approve the Merger and to use its reasonable best efforts to obtain its stockholder approval.

Access to Information; Confidentiality

The Merger Agreement requires SOR II, on the one hand, and SOR, on the other, to provide, and to cause each of their respective subsidiaries to provide, with limited exceptions, to the other reasonable access (during normal business hours and upon reasonable advance notice) to all of their respective properties, offices, books, contracts, personnel, and records, and a copy of each report, schedule, registration statement and other document filed by it pursuant to the requirements of federal or state securities laws (to the extent not publicly available) and all other information (financial or otherwise) concerning its business, properties, and personnel as such other party may reasonably request.

Each of SOR II and SOR will hold, and will cause its representatives and affiliates to hold, any nonpublic information in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of their existing confidentiality agreements.

No Solicitation and Change in Recommendation with an Acquisition Proposal

Pursuant to the terms of the Merger Agreement, until the Go Shop Period End Time, which ended on 11:59 p.m. (New York City time) on April 4, 2020, SOR II had a “go shop” right that allowed SOR II and its subsidiaries and their respective representatives, directly or indirectly, to do the following:

•

initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, including by way of (i) contacting third parties, (ii) broadly disseminating public disclosure or (iii) providing access to the properties, offices, assets, books, records and personnel of SOR II and its subsidiaries and furnishing non-public information pursuant to one or more acceptable confidentiality agreements; provided, however, that SOR II has previously or contemporaneously furnished, made available or provided access to such non-public information to SOR;

•

enter into, continue or otherwise participate in any discussions or negotiations with any person relating to an Acquisition Proposal or in furtherance of such inquiries, proposals, offers or other actions or to obtain an Acquisition Proposal;

•	release any person from, or refrain from enforcing, any standstill agreement or similar obligation to SOR II or its subsidiaries; or

•

disclose to the SOR II stockholders any information required to be disclosed under applicable law; provided, however, that to the extent the disclosure addresses the Merger or an Acquisition Proposal, the disclosure would be deemed to be an Adverse Recommendation Change if the disclosure has the effect of withdrawing or adversely modifying, or is not accompanied by an express public reaffirmation of, the recommendation of the SOR II Board in favor of the Merger and the Merger Agreement.

From and after the Go Shop Period End Time, SOR II must promptly (and in any event no later than 48 hours) notify SOR in writing if (i) any Acquisition Proposal is received by SOR II or any of its subsidiaries, (ii) any request for information relating to SOR II or any of its subsidiaries from any person who informs SOR II or any of its subsidiaries that it is considering making or has made an Acquisition Proposal, or (iii) any discussions or negotiations are sought to be initiated with SOR II or any of its subsidiaries regarding any Acquisition Proposal, in each case from a person that is not a Go Shop Bidder. In such instances, SOR II shall notify SOR in writing of the identity of such person or group making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry (including with such notice copies of any written Acquisition Proposal, including any proposed transaction agreement and related transaction documents and financing commitments, if any, and a written summary of the material terms of the Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than 48 hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (a) keep SOR reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (b) provide SOR with any written supplements or written additions to any written Acquisition Proposal. SOR II agreed that it and its subsidiaries will not enter into any agreement with any person or persons or entities subsequent to the date of the Merger Agreement that prohibits SOR II from providing any information to SOR in accordance with the Merger Agreement.

Beginning at the Go Shop Period End Time, except as described below, and except with respect to a Go Shop Bidder, the Merger Agreement provides that SOR II may not, and will cause its subsidiaries and their respective representatives not to, directly or indirectly, do any of the following:

•

initiate, solicit, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any persons relating to any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal;

•

enter into, continue or otherwise participate in any discussions or negotiations with any person other than SOR, regarding or otherwise in furtherance of, or furnish to any person any non-public information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer, or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain an Acquisition Proposal;

•	release any person from or fail to enforce any standstill agreement or similar obligation to SOR II or its subsidiaries, with certain exceptions;

•	enter into any agreement in principle, arrangement, understanding, contract or agreement (whether binding or not) contemplating or otherwise relating to an Acquisition Proposal; or

•	take any action to exempt any person from any takeover statute or similar restrictive provision of the SOR II organizational documents.

Except with respect to a Go Shop Bidder and as otherwise permitted by the Merger Agreement, SOR II shall, and shall cause each of its subsidiaries and representatives, to, immediately cease any discussions, negotiations or communications with any person with respect to any Acquisition Proposal or potential Acquisition Proposal and shall immediately terminate all physical and electronic data room access previously granted to any such person and exercise and use reasonable best efforts to enforce any contractual rights available to SOR II to cause such person to return or destroy all non-public information to the extent permitted pursuant to any confidentiality agreement and immediately terminate all physical and electronic data room access granted to such persons.

After the Go Shop Period End Time and prior to obtaining the necessary approvals of the SOR II stockholders, SOR II and its subsidiaries and their respective representatives may continue to take any of the actions listed above with respect to any proposals or offers regarding any Acquisition Proposal submitted by a Go Shop Bidder on or before the Go Shop Period End Time or with respect to any amended or modified proposal or offer with respect to any Acquisition Proposal submitted by a Go Shop Bidder after the Go Shop Period End Time if the SOR II Special Committee has determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal is or is reasonably likely to lead to a Superior Proposal.

Except as described below, the SOR II Special Committee and the SOR II Board may not (i) change, qualify, withhold, withdraw or modify, or publicly propose or announce or authorize or resolve to, or announce its intention to change, qualify, withhold, withdraw or modify, in a manner adverse to SOR, the SOR II Board recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (iii) authorize, cause or permit SOR II or any of its subsidiaries to enter into any Alternative Acquisition Agreement, (iv) fail to recommend against acceptance of a tender offer or exchange offer for any shares of SOR II Common Stock that constitutes an Acquisition Proposal or fail to reaffirm publicly the SOR II Board recommendation within 10 business days of such tender offer or exchange offer or (v) fail to make the SOR II Board recommendation or fail to include the SOR II Board recommendation in this proxy statement/prospectus (each of the actions described in (i)—(v) are referred to as an “Adverse Recommendation Change”).

Notwithstanding anything to the contrary above, at any time prior to obtaining the necessary approvals of the SOR II stockholders, SOR II has the right, upon receipt of a written Acquisition Proposal (whether or not from a Go Shop Bidder) that the SOR II Special Committee determines constitutes a Superior Proposal and that did not result from a breach of the non-solicitation provisions of the Merger Agreement, to give notice of its intention to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal and/or effect an Adverse Recommendation Change, subject to the following conditions:

•	the foregoing determination must have been upon the determination that failing to take such action would be inconsistent with the SOR II directors’ duties under applicable law;

•

SOR II must have notified SOR in writing that the SOR II Board intends to take such action at least five business days in advance of effecting an Adverse Recommendation Change, which notice must specify the material terms of the Superior Proposal and attach the most current version of such proposal; and

•

during the five business days after SOR received such notice, SOR II must have offered to negotiate with and, if accepted, negotiated with SOR with respect to making adjustments to the terms of the Merger Agreement that the subject Superior Proposal no longer was a Superior Proposal.

Consents and Approvals

Each of SOR II and SOR has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the Merger and other transactions pursuant to the Merger Agreement, including taking all actions necessary to satisfy each party’s conditions to closing, obtaining all necessary advisable actions or nonactions, waivers, consents and approvals from governmental entities or other persons in connection with the consummation of the Merger pursuant to the Merger Agreement, preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any governmental authority in order to consummate the Merger and other transactions pursuant to the Merger Agreement, and taking all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the Merger and other transactions pursuant to the Merger Agreement, defending any lawsuits or other legal proceedings challenging the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and executing and delivering any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement; provided, that neither SOR II nor SOR will have any obligation (i) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of such company, any of its subsidiaries (including subsidiaries of SOR after the closing date) or their affiliates, (ii) otherwise to take or commit to take any actions that would limit the freedom of such company, its subsidiaries (including subsidiaries of SOR after the closing date) or their affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets, or (iii) pay any consideration to any person whose approval or consent is being solicited other than commercially reasonable processing and consent fees in connection with obtaining the consent or approval of certain lenders specified in the Merger Agreement.

Each of SOR II and SOR has agreed to give any notices to any person, and each of SOR II and SOR will use its reasonable best efforts to obtain any consents from any person that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement. Each of the parties will, and shall cause their respective affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any governmental authority and will cooperate in responding to any inquiry from a governmental authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the Merger Agreement. To the extent reasonably practicable, the parties or their representatives will generally have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their affiliates that appears in any filing made with, or written materials submitted to, any governmental authority in connection with the Merger and the other transactions contemplated by the Merger Agreement. To the extent reasonably practicable, none of the parties may participate independently in any meeting or engage in any substantive conversation with any governmental authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable law, without giving the other party the opportunity to attend or participate in any such meeting or conversation with such governmental authority.

Notification of Certain Actions; Litigation

The parties have agreed to give prompt notice to each other:

•

in the event of any notice or other communication received by such party from (i) any governmental authority in connection with the Merger, the Merger Agreement, or the transactions contemplated thereby or (ii) any person alleging that the consent of such person may be required in connection with the Merger, the Merger Agreement, or the transactions contemplated thereby;

•

if (i) any representation or warranty made by such party in the Merger Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the closing conditions set forth in the Merger Agreement would be incapable of being satisfied by the Outside Date or (ii) such party fails to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it pursuant to the Merger Agreement; and

•

of any action commenced, or to the knowledge of such party, threatened against, relating to or involving such party or any of its subsidiaries, which relates to the Merger Agreement, the Merger, or the other transactions contemplated thereby.

The parties have each agreed to give the other party the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against such party and/or its directors relating to the Merger Agreement and the transactions contemplated thereby.

Publicity

SOR II and SOR have agreed, subject to certain exceptions, that they and their respective affiliates will receive consent (which consent shall not be unreasonably withheld, delayed or conditioned) from the other party before issuing any press release or other public announcement with respect to the Merger or the Merger Agreement.

Directors’ and Officers’ Insurance and Indemnification

For a period of six years after the effective time of the Merger, pursuant to the terms of the Merger Agreement and subject to certain limitations, SOR will, and will cause the Surviving Entity to, indemnify, defend and hold harmless the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of SOR II or any of the SOR II subsidiaries (the “Indemnified Parties”) for any action or omission or alleged action or omission at or prior to the effective time of the Merger, including with respect to the transactions contemplated by the Merger Agreement. SOR and Merger Sub have agreed that, for a period of six years after the effective time of the Merger, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger, and advancement of expenses, provided in the governing documents of SOR II or similar organizational documents or agreements of any subsidiary of SOR II and any indemnification agreements of SOR II will survive the Merger and will continue in full force and effect in accordance with their terms. For a period of six years after the effective time of the Merger, the organizational documents of SOR and the Surviving Entity and the organizational documents of any applicable subsidiary of SOR or SOR II will not have indemnification and director and officer liability limitation provisions less favorable than such provisions in the SOR II or the SOR II OP organizational documents, or, if applicable, similar organizational documents or agreements of any subsidiary of SOR II

If any Indemnified Party reasonably believes that representation by counsel designated by SOR or the Surviving Entity in connection with any action, suit, proceeding, investigation or inquiry results in a conflict of interest or if such Indemnified Party believes it has defenses additional to or different from those available to SOR or the Surviving Entity, such Indemnified Party shall have the right to employ such person’s own separate counsel, at SOR’s or the Surviving Entity’s expense; provided, however, that such separate counsel shall, to the extent consistent with its professional responsibilities, cooperate with SOR or the Surviving Entity and any counsel designated by SOR or the Surviving Entity.

SOR II will use commercially reasonable efforts to obtain extended reporting period coverage under SOR II’s existing directors’ and officers’ liability insurance policies, or the substantial equivalent of such coverage, for a period of six years after the effective time of the Merger, to be effective as of the effective time of the Merger, for a cost not in excess of three times the current annual premiums for such insurance. If SOR II is unable to obtain such coverage using commercially reasonable efforts, then SOR may, at its option, authorize a higher premium for SOR II to obtain such coverage or authorize a scope of coverage that provides coverage that is the substantially equivalent of or superior to the coverage currently available under SOR II’s existing directors’ and officers’ liability insurance policies. In any case, if SOR II is unable to obtain such extended coverage under the foregoing parameters, then SOR or the Surviving Entity will continue to maintain in effect, for a period of six years after the effective time of the Merger, directors’ and officers’ liability insurance with coverage at least as favorable as SOR II’s existing directors’ and officers’ liability insurance policies; provided, however, that neither SOR nor the Surviving Entity shall be required to pay annual premiums for such insurance in excess of three times the most recent annual premiums paid by SOR II for such insurance. SOR and the Surviving Entity will not take any action to terminate or modify the terms of any such extended reporting period coverage.

Termination of the Merger Agreement

Termination by Mutual Agreement

SOR II and SOR may, by written consent, mutually agree to terminate the Merger Agreement before completing the Merger, even after the approval of SOR II stockholders.

Termination by Either SOR II or SOR

The Merger Agreement may also be terminated prior to the effective time of the Merger by either SOR II (with prior approval of the SOR II Special Committee) or SOR (with prior approval of the SOR Special Committee) if any of the following occur:

1)

The Merger has not occurred on or before the Outside Date. However, the right to terminate due to the failure of the Merger to occur on or before the Outside Date will not be available to SOR II or SOR if the failure of SOR II or SOR to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement caused the failure of the Merger to be consummated on the Outside Date.

2)

There is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the Merger Agreement. The right to terminate due to the issuance of such an order will not be available to SOR II or SOR if the issuance of such final, non-appealable order was primarily due to the failure of SOR II or SOR to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement.

3)

The approvals of the SOR II stockholders of the Merger and SOR II Charter Amendment have not been obtained at the SOR II Special Meeting at which a vote is taken on the matters. The right to terminate due to the failure to receive the requisite approvals of the SOR II stockholders will not be available to SOR II or SOR if such failure was primarily due to the failure of SOR II or SOR to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement.

Termination by SOR II

The Merger Agreement may also be terminated prior to the effective time of the Merger by SOR II (with the prior approval of the SOR II Special Committee) upon either of the following:

1)

Any of the SOR Parties shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (i) would result in a failure of SOR to satisfy certain closing conditions, and (ii) cannot be cured or, if curable, is not cured by SOR by the earlier of 20 days following written notice of such breach or failure from SOR II to SOR and two business days before the Outside Date provided, however, that SOR II shall not have the right to terminate the Merger Agreement pursuant to the foregoing if SOR II is then in breach of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement such that SOR II would not satisfy certain closing conditions; or

2)

At any time prior to obtaining the necessary approvals of the SOR II stockholders, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the Merger Agreement, so long as the termination fee payment described in “—Termination Fee” is made in full to SOR prior to or concurrently with such termination.

Termination by SOR

The Merger Agreement may also be terminated prior to the effective time of the Merger by SOR (with the prior approval of the SOR Special Committee) upon either of the following:

1)

SOR II shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (i) would result in a failure of SOR II to satisfy certain closing conditions, and (ii) cannot be cured or, if curable, is not cured by SOR II by the earlier of 20 days following of written notice of such breach or failure from SOR to SOR II and two business days before the Outside Date; provided, however, that SOR shall not have the right to terminate the Merger Agreement pursuant to the foregoing if SOR or Merger Sub is then in breach of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement such that SOR would not satisfy certain closing conditions; or

2)

If, at any time prior to obtaining the necessary approvals of the SOR II stockholders, (i) the SOR II Board has made an Adverse Recommendation Change, or (ii) if SOR II shall have violated any of its obligations described above in “—Covenants and Agreements— No Solicitation and Change in Recommendation with Acquisition Proposal.”

Termination Fee and Expense Reimbursement

SOR II agreed to pay SOR a termination payment in the amount of $9,280,000 (the “Full Termination Payment”) if the Merger Agreement is terminated (i) due to SOR II’s breach of any representation or warranty or failure to perform any obligation, covenant or agreement set forth in the Merger Agreement and, prior to the breach or failure to perform giving rise to such right of termination, an Acquisition Proposal (with, for all purposes of this provision, all percentages included in the definition of “Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the SOR II Board or any person has publicly announced an intention to make such an Acquisition Proposal or (ii) because the effective time of the Merger has not occurred before the Outside Date or the SOR II stockholders do not approve the Merger and, prior to the SOR II Special Meeting, an Acquisition Proposal with respect to SOR II has been publicly announced, disclosed or otherwise communicated to SOR II stockholders (and not withdrawn) or any person shall have publicly announced an intention to make such an Acquisition Proposal and, in either case, within 12 months after the date of such termination, a transaction in respect of the applicable Acquisition Proposal with respect to SOR II is consummated or SOR II enters into a definitive agreement in respect of an Acquisition Proposal with respect to SOR II that is later consummated; provided that the Full Termination Payment shall be offset by any previous reimbursement of expenses of up to $3,000,000 as described below.

SOR II agreed to pay the Full Termination Payment to SOR in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided that the termination payment was only to be $4,640,000 (the “Go Shop Termination Payment”) if the termination occurred within one business day of the end of the specified period for negotiations with SOR immediately following notice (received, except in limited circumstances, before the Go Shop Period End Time) that SOR II intended to enter into a Superior Proposal.

SOR II agreed to pay the Full Termination Payment to SOR if the Merger Agreement is terminated because the SOR II Board has made an Adverse Recommendation Change; provided that the termination payment was only to be the Go Shop Termination Payment if the termination occurred within one business day of the end of the specified period for negotiations with SOR immediately following notice (received, except in limited circumstances, before the Go Shop Period End Time) that SOR II intended to enter into a Superior Proposal.

SOR II agreed to pay the Full Termination Payment to SOR if the Merger Agreement is terminated because SOR II shall have violated any of its obligations described above in “—Covenants and Agreements—No Solicitation and Change in Recommendation with Acquisition Proposal.”

In the event that Full Termination Payment or the Go Shop Termination Payment becomes payable as a result of the circumstances described above, then such termination payment shall be SOR’s and its affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against SOR II and its subsidiaries and their respective representatives in respect of the Merger Agreement, any agreement executed in connection with the Merger Agreement, and the transactions contemplated by the Merger Agreement, including for any loss or damage suffered as a result of the termination of the Merger Agreement, the failure of the Merger to be consummated or for a breach or failure to perform under the Merger Agreement.

In addition, SOR II agreed to pay SOR an amount up to $3,000,000 to reimburse SOR II’s expenses if SOR terminates the Merger Agreement pursuant to item (1) under “—Termination by SOR” above, and SOR agreed to pay SOR II an amount up to $3,000,000 as reimbursement for SOR II’s expenses if the Merger Agreement is terminated by SOR II pursuant to item (1) under “—Termination by SOR II” above.

Miscellaneous Provisions

Payment of Expenses

Except in connection with certain breaches described above, all expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, provided that SOR II and SOR will share equally the filing fees for the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

Specific Performance

The parties to the Merger Agreement agree that irreparable damage would occur to the non-breaching party if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy in the event of a breach. Accordingly, the parties agreed that, at any time prior to the termination of the Merger Agreement, the parties shall be entitled to an injunction or injunctions to prevent one or more breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, and each party waived any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such party is entitled at law or in equity.

Amendment

The parties to the Merger Agreement may amend the Merger Agreement by written agreement executed and delivered by their duly authorized officers, provided that, after approval of the Merger by the SOR II stockholders, no amendment may be made which changes the form or amount of the consideration to be delivered to the holders of SOR II Common Stock or which by applicable law requires further approval by the SOR II stockholders, without the approval of such stockholders.

Waiver

Prior to the effective time of the Merger, the parties may extend the time for performance of any obligation of the other parties or waive any inaccuracy in the representations and warranties of the other or the other party’s compliance with any agreement or condition contained in the Merger Agreement to the extent permitted by law.

Governing Law

The Merger Agreement is governed by the laws of the State of Maryland, without giving effect to conflicts of laws principles.

RELATED AGREEMENTS

SOR II and SOR share the same Sponsor and Advisor. Keith D. Hall and Peter McMillan III control and indirectly own the Sponsor. The Sponsor is the sole owner of the Advisor. Messrs. Hall and McMillan are also two of the executive officers and directors of each of SOR II and SOR.

Concurrently with the execution of the Merger Agreement on February 19, 2020, SOR II and the Advisor entered into the Termination Agreement, pursuant to which the SOR II Advisory Agreement will be terminated at the effective time of the Merger. Pursuant to the Termination Agreement, the Advisor waived any disposition fee it otherwise may be entitled to in connection with the Merger; however, if SOR II is ultimately sold to another bidder in connection with a Superior Proposal, then the Advisor will be entitled to a disposition fee from SOR II in an amount as set forth in the SOR II Advisory Agreement.

Also concurrently with the execution of the Merger Agreement on February 19, 2020, SOR and the Advisor entered into the SOR Advisory Agreement, which amended SOR’s existing advisory agreement with the Advisor to provide that no acquisition fees will be paid in connection with the Merger and to set the “issue price” ($10.63 per share) of the shares of SOR Common Stock issued in the Merger for purposes of calculating the Advisor’s future incentive fees.

The Merger will not trigger an incentive fee to the Advisor by SOR or SOR II. Therefore, the Advisor will not receive any fees directly as a result of the Merger, but is expected to continue to receive fees as the Advisor of the Combined Company pursuant to the SOR Advisory Agreement or future advisory agreements.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of SOR’s capital stock as set forth in the SOR Charter and bylaws, as amended and supplemented from time to time, and certain provisions of the MGCL. This summary is qualified in its entirety by reference to the SOR Charter and bylaws. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of the SOR Charter and bylaws and the applicable provisions of the MGCL. The following summary should be read in conjunction with the SOR Charter and bylaws and the applicable provisions of the MGCL for complete information on SOR’s capital stock. To obtain copies of the SOR Charter and bylaws, see “Where You Can Find More Information” beginning on page 212.

When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “Company,” “we,” “us” or “our” refer to SOR and references to (i) “common stock” refer to the SOR Common Stock; (ii) “charter” refer to the SOR Charter; (iii) “board of directors” or “board” refer to the SOR Board; and (iv) “advisory agreement” refer to the SOR Advisory Agreement.

Our charter authorizes the issuance of 1,010,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock with a par value of $0.01 per share and 10,000,000 shares are designated as preferred stock with a par value of $0.01 per share. In addition, our board of directors may amend our charter to increase or decrease the amount of our authorized shares.

Subject to the restrictions on ownership and transfer of stock set forth in our charter and except as may otherwise be specified in our charter, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our entire board of directors. Subject to any preferential rights of any outstanding class or series of shares of stock and to the provisions in our charter regarding the restriction on ownership and transfer of stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors (or a committee of the board of directors) and declared by us out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Holders of common stock have not been granted preemptive rights, which means that stockholders do not have an automatic option to purchase any new shares of stock that we issue.

Our charter also contains a provision permitting our board of directors, without any action by our stockholders, to classify or reclassify any unissued common stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any new class or series of shares of stock.

We will generally not issue certificates for shares of our common stock. Shares of our common stock will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. DST Systems, Inc. acts as our registrar and as the transfer agent for our shares. Transfers can be effected simply by mailing to our transfer agent a transfer and assignment form, which we will provide to stockholders at no charge upon written request.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, at least 30 days after delivery of our annual report. Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of our independent directors, our chief executive officer, our president or upon the written request of stockholders holding at least 10% of the shares of common stock entitled to be cast on any issue proposed to be considered at the special meeting. Upon receipt of a written request of common stockholders holding at least 10% of the shares entitled to be cast stating the purpose of the special meeting, our secretary will provide all of our stockholders written notice of the meeting and the purpose of such meeting. The meeting must be held not less than 15 days or more than 60 days after the distribution of the notice of the meeting. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. Unless otherwise provided by the MGCL or our charter, the affirmative vote of a majority of all votes cast is necessary to take stockholder action. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a majority of the votes present, in person or by proxy, in order to be elected. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Our charter provides that the concurrence of our board is not required in order for the common stockholders to amend the charter, dissolve the corporation or remove directors. However, we have been advised that the MGCL does require board approval in order to amend our charter or dissolve. Without the approval of a majority of the shares of common stock entitled to vote on the matter, our board of directors may not:

•	amend the charter to adversely affect the rights, preferences and privileges of the common stockholders;

•	amend charter provisions relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions;

•	cause our liquidation or dissolution after our initial investment;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause our merger or reorganization.

The term of our advisory agreement with the Advisor is one year but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the Advisor and us. Our conflicts committee annually reviews our advisory agreement with Advisor. While the stockholders do not have the ability to vote to replace the Advisor or to select a new advisor, stockholders do have the ability, by the affirmative vote of a majority of the shares entitled to vote on such matter, to remove a director from our board.

Advance Notice for Stockholder Nominations for Directors and Proposals of New Business

In order for a stockholder to nominate a director or propose new business at the annual stockholders’ meeting, our bylaws generally require that the stockholder give notice of the nomination or proposal not less than 90 days prior to the first anniversary of the date of the mailing of the notice for the preceding year’s annual stockholders’ meeting, unless such nomination or proposal is made pursuant to the company’s notice of the meeting or by or at the direction of our board of directors. Our bylaws contain a similar notice requirement in connection with nominations for directors at a special meeting of stockholders called for the purpose of electing one or more directors. Failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business.

Forum for Certain Litigation

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any duty owed by any director or officer or employee of the Company to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, and any record or beneficial stockholder of the Company who commences such an action shall cooperate in a request that the action be assigned to the court’s Business and Technology Case Management Program. This exclusive forum provision does not apply to claims under the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Restriction on Ownership of Shares

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences shall not apply to any period prior to the second year for which we elect to be taxed as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Code. However, we cannot assure stockholders that this prohibition will be effective.

To help ensure that we meet these tests, our charter prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of our aggregate outstanding shares unless exempted by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if our board receives evidence that ownership in excess of the limit will not jeopardize our REIT status. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

Any attempted transfer of our shares that, if effective, would result in a violation of our ownership limit or would result in our shares being owned by fewer than 100 persons will be null and void and will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends or distributions and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends and distributions on the shares held in trust and will hold such dividends or distributions in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust.

Within 20 days of receiving notice from us that any of our shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT. The ownership limit does not apply to any underwriter in an offering of our shares or to a person or persons exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT would not be jeopardized.

Within 30 days after the end of each taxable year, every owner of 5% or more of our outstanding capital stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

These restrictions could delay, defer or prevent a transaction or change in control of our company that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Suitability Standards and Minimum Purchase Requirements

State securities laws and our charter require that purchasers of our common stock meet standards regarding (i) net worth or income and (ii) minimum purchase amounts. Subsequent purchasers, i.e., potential purchasers of a stockholder’s shares, must also meet the net worth or income standards, and unless a stockholder is transferring all of such stockholder’s shares, such stockholder may not transfer such shares in a manner that causes the transferee to own fewer than the number of shares required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These suitability and minimum purchase requirements are applicable until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for stockholders to sell their shares. All sales must also comply with applicable state and federal securities laws.

Distributions

We declare distributions when our board of directors determines we have sufficient cash flow from operations, investment activities and/or strategic financings. We expect to fund distributions from interest and rental income on investments, the maturity, payoff or settlement of those investments and from strategic sales of loans, debt securities, properties and other assets.

As a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. In certain instances, we may sell properties outside of the safe harbor period and still be exempt from the 100% prohibited transaction tax because such properties were not held as “inventory.” Our board of directors intends to declare distributions quarterly based on cash flow from our investments. Our board of directors may also declare distributions to the extent we have asset sales or receipt of principal payments on our real estate-related investment.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Our distribution policy is not to pay distributions from sources other than cash flow from operations, investment activities and strategic financings. However, our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including proceeds from the issuance of securities, third-party borrowings, advances from the Advisor or sponsors or from the Advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Inspection of Books and Records

As a part of our books and records, we maintain at our principal office an alphabetical list of the names of our common stockholders, along with their addresses and telephone numbers and the number of shares of common stock held by each of them. We update this stockholder list at least quarterly and it is available for inspection at our principal office by a common stockholder or his or her designated agent upon request of the stockholder. We will also mail this list to any common stockholder within ten days of receipt of his or her request. We may impose a reasonable charge for expenses incurred in reproducing such list. Stockholders, however, may not sell or use this list for commercial purposes. The purposes for which stockholders may request this list include matters relating to their voting rights.

If the Advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of the stockholder list as requested, the Advisor and/or board, as the case may be, shall be liable to the common stockholder requesting the list for the costs, including attorneys’ fees, incurred by that stockholder for compelling the production of the stockholder list and any actual damages suffered by any common stockholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholder list is not for a proper purpose but is instead for the purpose of securing such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to the affairs of our company. We may require that the stockholder requesting the stockholder list represent that the request is not for a commercial purpose unrelated to the stockholder’s interest in our company. The remedies provided by our charter to stockholders requesting copies of the stockholder list are in addition to, and do not in any way limit, other remedies available to stockholders under federal law, or the law of any state.

Under the MGCL, a common stockholder is also entitled to inspect and copy (at all reasonable times) the following corporate documents: bylaws, minutes of the proceedings of stockholders, annual statements of affairs, voting trust agreements and stock records for certain specified periods. In addition, within seven days after a request for such documents is presented to an officer or our resident agent, we will have the requested documents available on file at our principal office.

Business Combinations

Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combination” includes mergers, consolidations, share exchanges, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns 10% or more of the voting power of the corporation’s shares or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which we had 100 or more beneficial owners of our stock, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the corporation other than shares held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. “Control shares” are voting shares that, if aggregated with all other shares owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights for control shares are considered and not approved.

If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and

•	a majority requirement for the calling of a special meeting of stockholders.

We have added provisions to our charter that prohibit us, until such time that our shares of common stock are listed on a national securities exchange, from electing to be subject to the provisions under Subtitle 8. Through provisions in our bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships. Our bylaws may be amended by our stockholders or our board of directors.

Tender Offers by Stockholders

Our charter provides that any tender offer made by a stockholder, including any “mini-tender” offer, must comply with certain notice and disclosure requirements. These procedural requirements with respect to tender offers apply to any widespread solicitation for shares of our stock at firm prices for a limited time period.

In order for one of our stockholders to conduct a tender offer to another stockholder, our charter requires that the stockholder comply with Regulation 14D of the Exchange Act and provide us notice of such tender offer at least 10 business days before initiating the tender offer. Pursuant to our charter, Regulation 14D would require any stockholder initiating a tender offer to provide:

•	Specific disclosure to stockholders focusing on the terms of the offer and information about the bidder;

•	The ability to allow stockholders to withdraw tendered shares while the offer remains open;

•	The right to have tendered shares accepted on a pro rata basis throughout the term of the offer if the offer is for less than all of our shares; and

•	That all stockholders of the subject class of shares be treated equally.

In addition to the foregoing, there are certain ramifications to stockholders should they attempt to conduct a noncompliant tender offer. If any stockholder initiates a tender offer without complying with the provisions set forth above, in our sole discretion, we shall have the right to redeem such noncompliant stockholder’s shares and any shares acquired in such tender offer. The noncomplying stockholder shall also be responsible for all of our expenses in connection with that stockholder’s noncompliance.

Dividend Reinvestment Plan

Our board of directors has adopted a dividend reinvestment plan pursuant to which stockholders may elect to have their dividends and other distributions reinvested in additional shares of our common stock. In its sole discretion, our board of directors could choose to terminate the plan or to amend its provisions without stockholder approval.

Share Redemption Program

Our board of directors has adopted a share redemption program that may enable you to sell your shares of common stock to us in limited circumstances. In its sole discretion, our board of directors could choose to terminate the program or to amend its provisions without stockholder approval. See “Risk Factors – Risks Related to Combined Company Following the Merger — The Combined Company may have difficulty providing liquidity to stockholders through its share redemption program or tender offers.” Beginning on page 34.

Registrar and Transfer Agent

We have engaged DST Systems, Inc. to serve as the registrar and transfer agent for our common stock.

To ensure that any account changes or updates are made promptly and accurately, all changes and updates should be directed to the transfer agent, including any change to a stockholder’s address, ownership type, distribution mailing address, or dividend reinvestment plan election, as well as stockholder redemption requests under our share redemption program.

Restrictions on Roll-Up Transactions

A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that is created or would survive after the successful completion of the transaction, which we refer to as a Roll-up Entity. This term does not include:

•	a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or

•

a transaction involving only our conversion into a trust or association if, as a consequence of the transaction, there will be no significant adverse change in the voting rights of our common stockholders, the term of our existence, the compensation to the Advisor or our investment objectives.

In connection with any proposed Roll-up Transaction, an appraisal of all our assets will be obtained from a competent independent appraiser. Our assets will be appraised on a consistent basis, and the appraisal will be based on an evaluation of all relevant information and will indicate the value of our assets as of a date immediately preceding the announcement of the proposed Roll-up Transaction. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal will be filed with the SEC and, if applicable, the states in which registration of such securities is sought, as an exhibit to the registration statement for the offering. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser will clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to our stockholders in connection with any proposed Roll-up Transaction.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to our common stockholders who vote “no” on the proposal the choice of:

•	accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or

•	one of the following:

•	remaining as common stockholders of us and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to the stockholders’ pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed Roll-up Transaction:

•

that would result in our common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and bylaws with respect to the election and removal of directors and the other voting rights of our common stockholders, annual reports, annual and special meetings of common stockholders, the amendment of our charter and our dissolution;

•

that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of common stock that such investor had held in us;

•	in which investors’ rights of access to the records of the Roll-up Entity would be less than those provided in our charter and described above in “—Meetings and Special Voting Requirements”; or

•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction would not be approved by our common stockholders.

Note, however, that these restrictions on Roll-Up Transactions can be removed from our charter by a vote of the holders of a majority of our outstanding shares eligible to vote on the matter, which is the same standard required to approve a Roll-Up Transaction under Maryland law. Therefore, the restrictions are not likely to impede a proposed Roll-Up Transaction that does not meet the above requirements if it is nonetheless favored by the holders of a majority of our common stock.

COMPARISON OF RIGHTS OF THE SOR II STOCKHOLDERS AND THE SOR STOCKHOLDERS

If the Merger is consummated, SOR II stockholders will become SOR stockholders. The rights of SOR II stockholders are currently governed by and subject to the provisions of the MGCL and the charter and bylaws of SOR II. Upon consummation of the Merger, the rights of the former SOR II stockholders who receive SOR Common Stock in connection with the Merger will continue to be governed by the MGCL and will be governed by the SOR Charter and bylaws, rather than the SOR II Charter and bylaws.

The following is a summary of the material differences between the rights of SOR II stockholders and SOR stockholders (which will be the rights of stockholders of the Combined Company following the Merger), but does not purport to be a complete description of those differences or a complete description of the terms of SOR Common Stock subject to issuance in the Merger. The following summary is qualified in its entirety by reference to the relevant provisions of (i) Maryland law, (ii) the SOR Charter, (iii) the SOR II Charter, (iv) the SOR bylaws and (v) the SOR II bylaws.

Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be important to you do not exist. You are urged to read carefully the relevant provisions of Maryland law, as well as the governing corporate instruments of each of SOR and SOR II, copies of which are available, without charge, to any person or entity, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 212.

Authorized Capital Stock. Both SOR and SOR II are authorized to issue an aggregate of 1,010,000,000 shares of capital stock, consisting of 1,000,000,000 shares of common stock, $0.01 par value per share and 10,000,000 shares of preferred stock, $0.01 par value per share. However, as of the Record Date, there were 69,225,617 shares of SOR capital stock outstanding (all of which are SOR Common Stock) and 30,063,748 shares of SOR II capital stock outstanding (all of which are SOR II Common Stock). Even though SOR II currently has outstanding Class A and Class T shares of SOR II Common Stock, there are no longer any differences between them (other than their name). If the Merger were to occur as of the Record Date, the Combined Company would have 98,216,089 shares of SOR capital stock outstanding (all of which would be SOR Common Stock).

Preferred Stock. Under the SOR II Charter, the conflicts committee (which is, under the SOR II Charter, a committee of the SOR II Board composed of all of the independent directors) must approve any issuance of preferred stock. The SOR Charter contains no such requirement.

Preemptive Rights. Under the SOR Charter, no holder of capital stock shall have any preemptive rights unless conferred by the SOR Board in connection with authorizing the issuance of shares of capital stock. Under the SOR II Charter, no holder of capital stock shall have any preemptive rights unless conferred by the SOR II Board in connection with setting the terms of classified or reclassified shares of capital stock or unless granted by contract approved by the SOR II Board.

Actions Required if Common Stock Not Listed. Under the SOR II Charter, if the shares of SOR II Common Stock are not listed on a national securities exchange by August 2014, then the SOR II Board must adopt a resolution that declares a proposed liquidation is advisable on substantially the terms and conditions set forth in the resolution and direct that the proposed liquidation be submitted for consideration at either an annual or special meeting of the stockholders; provided, however, that such board action may be postponed if the conflicts committee determines by a majority vote that a liquidation is not then in the best interest of SOR II stockholders. If such board action is so postponed, the conflicts committee shall revisit the issue of liquidation at least annually and further postponement of such board action would only be permitted if the conflicts committee again determined by a majority vote that a liquidation would not then be in the best interest of the SOR II stockholders.

The SOR Charter had a provision similar to the one described above, but it was removed in December 2019 connection with the company’s pursuit of a perpetual-life strategy.

Unsolicited Takeover Statute. Under the SOR Charter, until SOR Common Stock is listed on a national securities exchange, the company may not take advantage of any of the permissive provisions of Title 3, Subtitle 8 of the MGCL, as amended from time to time or any successor statute thereto. These provisions are described above at “Description of Capital Stock—Subtitle 8.” The SOR II Charter does not have this provision.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

2020 SOR II Annual Meeting of Stockholders

Pending the outcome of the vote on the Merger Proposal, SOR II has delayed its 2019 annual meeting of stockholders. SOR II will not hold another annual meeting if the Merger is completed because SOR II will have been merged out of existence in the Merger. However, if the Merger Agreement is terminated for any reason, SOR II expects to hold an annual meeting of its stockholders in the second half of 2020.

Any proposals by stockholders for inclusion in proxy solicitation material for the next annual meeting of SOR II stockholders must be received by SOR II’s Secretary, Mr. Bender, at SOR II’s executive offices within a reasonable time before SOR II begins to print its proxy materials. The mailing address of SOR II’s executive offices is 11766 Wilshire Blvd., Suite 1670, Los Angeles, California 90025. If a stockholder wishes to present a proposal at the next annual meeting of SOR II stockholders, whether or not the proposal is intended to be included in the next proxy materials, SOR II bylaws require that the stockholder give advance written notice to SOR II’s Secretary by the 90th day prior to the date of mailing of the notice for such annual meeting or, if the first public announcement of the date of such annual meeting is made less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of mailing of the notice for such meeting is first made.

LEGAL MATTERS

It is a condition to the Merger that (i) SOR II receive opinions from Rogers & Hardin (or such other counsel reasonably satisfactory to SOR II) concerning the U.S. federal income tax consequences of the Merger and from DLA Piper (or such counsel reasonably satisfactory to SOR) regarding SOR’s qualification as a REIT and (ii) SOR receive opinions from DLA Piper (or such other counsel reasonably satisfactory to SOR) concerning the U.S. federal income tax consequences of the Merger and from Rogers & Hardin (or such counsel reasonably satisfactory to SOR II) regarding SOR II’s qualification as a REIT. The opinions in (i) and (ii) above will be issued (A) upon the filing of a pre-effective amendment to the registration statement on Form S-4 of which this proxy statement/prospectus is a part and (B) upon the closing of the Merger. The validity of the shares of SOR to be issued in the Merger will be passed upon for SOR by DLA Piper.

EXPERTS

The consolidated financial statements and schedule of Pacific Oak Strategic Opportunity REIT, Inc., and Pacific Oak Strategic Opportunity REIT II, Inc. at December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in the Proxy Statement of Pacific Oak Strategic Opportunity REIT II, Inc., which is referred to and made a part of Pacific Oak Strategic Opportunity REIT, Inc.’s Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

SOR II and SOR each file annual, quarterly, and current reports, proxy statements and other information with the SEC. The registration statement of which this proxy statement/prospectus is a part is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC’s website at www.sec.gov. Investors may also consult SOR’s website (http://www.pacificoakcmg.com/offering/reit-i) and SOR II’s website (http://www.pacificoakcmg.com/offering/reit-ii), respectively, for these filings and more information concerning their businesses. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

F-1

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On February 19, 2020, Pacific Oak Strategic Opportunity REIT, Inc. (the “Company” or “POSOR”), Pacific Oak SOR II, LLC, an indirect subsidiary of POSOR (“Merger Sub”), and Pacific Oak Strategic Opportunity REIT II, Inc. (“POSOR II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, POSOR II will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger and continuing as an indirect subsidiary of POSOR. The separate existence of POSOR II shall cease at the effective time of the Merger.

Under the terms of the Merger Agreement, the combined company (the “Combined Corporation” or “Pacific Oak Strategic Opportunity REIT, Inc.”) will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” Each issued and outstanding share of POSOR II’s common stock (“POSOR II Common Stock”) will be converted into the right to receive 0.9643 share (the “Exchange Ratio”) of POSOR common stock, par value $0.01 per share, (“POSOR Common Stock”) at the effective time of the Merger. The Exchange Ratio was determined based on a thorough review of the relative valuation of each company by their respective boards and financial advisors.

Between the date of the Merger Agreement and the effective time of the Merger, if either of POSOR or POSOR II should split, combine or otherwise reclassify the POSOR I Common Stock or the POSOR II Common Stock or make a dividend or other distribution in shares of the POSOR I Common Stock or the POSOR II Common Stock (including any dividend or other distribution of securities convertible into POSOR Common Stock or POSOR II Common Stock) or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change.

The following unaudited pro forma condensed combined financial statements present the financial condition and results of operations of the Combined Corporation, after giving effect to the Merger, and have been prepared by applying the acquisition method of accounting rules under Accounting Standards Codification 805, Business Combinations (“ASC 805”), with POSOR treated as the acquiring entity. The unaudited pro forma condensed combined financial statements are prepared for informational purposes only and are based on assumptions and estimates considered appropriate by the management of POSOR and POSOR II; however, they are not necessarily indicative of what the Combined Corporation’s financial condition or results of operations actually would have been if the Merger had been consummated as of the dates indicated, nor do they purport to represent the combined financial position or results of operations for future periods. Additionally, the unaudited pro forma condensed combined financial statements do not include the impact of all the potential synergies that may be achieved in the Merger or any strategies that the Combined Corporation’s management may consider in order to continue to efficiently manage the on-going operations of the Combined Corporation.

The unaudited pro forma condensed combined balance sheet gives effect to the Merger as if it had occurred on March 31, 2020. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2020 and the year ended December 31, 2019, give effect to the Merger as if the Merger had been consummated on January 1, 2019. The unaudited pro forma condensed combined financial statements do not include any adjustments associated with: (1) POSOR or POSOR II new real estate and related asset investments made after March 31, 2020 or the related financing of those investments, (2) POSOR or POSOR II real estate and related asset investments currently under contract or the related financing of those proposed investments, (3) POSOR or POSOR II real estate and related asset dispositions closed after March 31, 2020 or the repayment of any related financing of such dispositions, and (4) POSOR or POSOR II dispositions currently under contract or the repayment of any related financing of those proposed dispositions, if any.

These unaudited pro forma condensed combined financial statements, and the related notes thereto, should be read in conjunction with (1) POSOR’s unaudited consolidated financial statements, and the related notes

F-2

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

thereto, as of and for the three months ended March 31, 2020, included in this joint proxy statement/prospectus and in POSOR’s Quartery Report on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2020 and POSOR’s audited consolidated financial statements, and the related notes thereto, for the year ended December 31, 2019, included in this joint proxy statement/prospectus and in POSOR’s Annual Report on Form 10-K as filed with the SEC on March 26, 2020 and (2) POSOR II’s unaudited consolidated financial statements, and the related notes thereto, as of and for the three months ended March 31, 2020, included in this joint proxy statement/prospectus and in POSOR II’s Quarterly Report on Form 10-Q as filed with the SEC on May 15, 2020 and POSOR II’s audited consolidated financial statements, and the related notes thereto, as of and for the year ended December 31, 2019, included in this joint proxy statement/prospectus and in POSOR II’s Annual Report on Form 10-K as filed with the SEC on March 26, 2020.

Upon the date of the consummation of the Merger, the total merger consideration will be based on the Exchange Ratio and the estimated value of POSOR’s Common Stock as of such date, and will be allocated to all of POSOR II’s assets acquired and liabilities assumed based on their respective fair values. The acquisition consideration reflected in these unaudited pro forma condensed combined financial statements is based on the Exchange Ratio and the estimated value of POSOR’s Common Stock approved by its Board of Directors as of December 17, 2019 (“Estimated NAV”), and the allocation thereof has not been finalized and is based upon preliminary estimates of fair values using the best available information as of such date. The allocation of the acquisition consideration, and the determination of the fair values of the POSOR II assets and liabilities, will be based on the actual valuations of tangible and intangible assets and liabilities that exist as of the date of the consummation of the Merger, which is expected to occur during the third quarter of 2020. The completion of the final valuation of the acquisition consideration and the allocation of the merger consideration, the impact of ongoing integration activities, the timing of the consummation of the Merger and other changes in tangible and intangible assets and liabilities that occur prior to consummation of the Merger could cause material differences in these unaudited pro forma condensed combined financial statements.

F-3

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2020

(in thousands, except share and per share amounts)

	POSOR Historical		POSOR II Historical		Pro Forma Adjustments		Pro Forma Combined
Assets		(A)		(A)
Real estate held for investment, net	$755,460		$492,719		$148,618	(B)	$1,396,797
Real estate equity securities	64,024		10,095		—		74,119

Total real estate and real estate-related investments, net	819,484		502,814		148,618	(B)	1,470,916
Cash and cash equivalents	89,526		7,913		—		97,439
Restricted cash	10,977		4,440		—		15,417
Investments in unconsolidated entities	77,610		3,121		—		80,731
Rents and other receivables, net	18,014		4,298		(3,095	)(C)	19,217
Above-market leases, net	2,881		41		337	(B)	3,259
Prepaid expenses and other assets	24,427		9,864		(2,752	)(B)(D)	31,539
Goodwill	—		—		19,689	(B)	19,689

Total assets	$1,042,919		$532,491		$162,797		$1,738,207

Liabilities, mezzanine equity and equity
Notes and bonds payable, net	$698,688		$326,236		$(3,088	)(E)	$1,021,836
Accounts payable and accrued liabilities	14,047		8,415		2,326	(F)	24,788
Due to affiliate	3,660		1,132		—		4,792
Below-market leases, net	2,911		4,135		4,144	(B)	11,190
Other liabilities	20,419		12,726		2,642	(B)	35,787
Redeemable common stock payable	623		632		(632	)(G)	623
Distribution payable	29		—		—		29
Restricted stock payable	16,320		—		—		16,320

Total liabilities	756,697		353,276		5,392		1,115,365

Mezzanine equity
Restricted stock	12,089		—		—		12,089
Noncontrolling Series A Cumulative Convertible Redeemable Preferred Stock	15,233		—		—		15,233
Equity
Preferred stock, $.01 par value	—		—		—		—
Common stock, $.01 par value	693		301		(11	)(H)	983
Additional paid-in capital	553,136		266,312		41,578	(H)	861,026
Cumulative distributions and net income (loss)	(295,764)		(94,809)		92,483	(I)	(298,090)

Total stockholders’ equity	258,065		171,804		134,050		563,919
Noncontrolling interests	835		7,411		23,355	(J)	31,601

Total equity	258,900		179,215		157,405		595,520

Total liabilities, mezzanine equity and equity	$1,042,919		$532,491		$162,797		$1,738,207

See accompanying notes to unaudited pro forma condensed combined financial statements.

F-4

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

(in thousands, except share and per share amounts)

	POSOR Historical (A)	POSOR II Historical (A)	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Rental income	$22,151	$8,697	$(124	)(B)	$30,724
Other operating income	971	455	—		1,426
Hotel revenues	—	4,080	—		4,080
Dividend income from real estate equity securities	1,479	139	—		1,618

Total revenues	24,601	13,371	(124)		37,848

Expenses:
Operating, maintenance, and management	7,572	2,719	—		10,291
Real estate taxes and insurance	3,428	1,466	—		4,894
Hotel expenses	—	4,661	—		4,661
Asset management fees to affiliate	2,106	1,044	173	(C)	3,323
General and administrative expenses	2,546	1,643	(1,310	)(D)	2,879
Foreign currency transaction loss, net	(14,996)	—	—		(14,996)
Depreciation and amortization	8,984	4,896	1,182	(E)	15,062
Interest expense	6,796	4,126	365	(F)	11,287

Total expenses	16,436	20,555	410		37,401

Other income (loss):
Income from NIP	52	—	—		52
Equity in income of unconsolidated entities	328	—	—		328
Other interest income	270	35	—		305
Loss on real estate equity securities	(26,454)	(3,889)	—		(30,343)

Total other income, net	(25,804)	(3,854)	—		(29,658)

Net loss	(17,639)	(11,038)	(534)		(29,211)
Net loss attributable to noncontrolling interests	32	568	79	(G)	679
Preferred stock dividends	(365)	—	—		(365)

Net loss attributable to common stockholders	$(17,972)	$(10,470)	$(455)		$(28,897)

Net loss per common share, basic and diluted	$(0.27)				$(0.30)

Weighted-average number of common shares outstanding, basic and diluted	66,041,776	30,120,778	(1,129,258)		95,033,296

See accompanying notes to unaudited pro forma condensed combined financial statements.

F-5

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

(in thousands, except share and per share amounts)

	POSOR Historical (A)	POSOR II Historical (A)	125 John Carpenter (B)	2200 Paseo Verde (B)	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Rental income	$81,363	$35,481	$(10,024)	$(1,315)	$(250	)(C)	$105,255
Other operating income	5,327	1,461	(794)	(32)	—		5,962
Hotel revenues	—	31,381	—	—	—		31,381
Interest income from real estate debt securities	369	—	—	—	—		369
Dividend income from real estate equity securities	6,099	418	—	—	—		6,517

Total revenues	93,158	68,741	(10,818)	(1,347)	(250)		149,484

Expenses:
Operating, maintenance, and management	29,294	11,526	(3,041)	(313)	—		37,466
Real estate taxes and insurance	12,631	5,733	(2,179)	(69)	—		16,116
Hotel expenses	—	22,770	—	—	—		22,770
Asset management fees to affiliate	8,158	4,093	(488)	(97)	1,054	(D)	12,720
General and administrative expenses	7,456	3,475	—	—	(774	)(E)	10,157
Foreign currency transaction loss, net	12,498	—	—	—	—		12,498
Depreciation and amortization	34,004	20,236	(3,535)	(562)	4,281	(F)	54,424
Interest expense	28,849	19,876	(1,930)	(352)	1,811	(G)	48,254

Total expenses	132,890	87,709	(11,173)	(1,393)	6,372		214,405

Other income (loss):
Equity in income of unconsolidated entities	6,621	2,800	—	—	—		9,421
Casualty-related loss	(506)	—	—	—	—		(506)
Other interest income	2,120	305	—	—	—		2,425
Gain on real estate equity securities	20,379	2,704	—	—	—		23,083
Gain on sale of real estate	34,077	4,178	(15,949)	(4,178)	—		18,128
Loss on extinguishment of debt	(1,106)	(105)	244	105	—		(862)
Transaction and related costs	(4,462)	—	—	—	—		(4,462)
Subordinated performance fee due upon termination to affiliate	(32,640)	—	—	—	—		(32,640)

Total other income, net	24,483	9,882	(15,705)	(4,073)	—		14,587

Net loss before income taxes	(15,249)	(9,086)	(15,350)	(4,027)	(6,622)		(50,334)
Income tax benefit	68	—	—	—	—		68

Net loss	(15,181)	(9,086)	(15,350)	(4,027)	(6,622)		(50,266)
Net (income) loss attributable to noncontrolling interests	(2,101)	1,587	—	—	252	(H)	(262)

Net loss attributable to common stockholders	$(17,282)	$(7,499)	$(15,350)	$(4,027)	$(6,370)		$(50,528)

Net loss per common share, basic and diluted	$(0.26)						$(0.53)

Weighted-average number of common shares outstanding, basic and diluted	66,443,585	30,190,572			(1,199,052)		95,435,105

See accompanying notes to unaudited pro forma condensed combined financial statements.

F-6

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

(in thousands, except per share information)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial statements are based on POSOR’s and POSOR II’s historical consolidated financial statements as adjusted to give effect to the merger of POSOR II with and into POSOR, or the Merger, and the Exchange Ratio. The unaudited pro forma combined balance sheet as of March 31, 2020, gives effect to the Merger as if it had occurred on March 31, 2020. The unaudited pro forma combined statement of operations for the three months ended March 31, 2020 and for the year ended December 31, 2019, give effect to the Merger as if it had occurred on January 1, 2019. The unaudited pro forma combined statement of operations for the year ended December 31, 2019 excludes operations and gain on sale related to 125 John Carpenter, a POSOR property, sold on November 1, 2019 and 2200 Paseo Verde, a POSOR II property, sold on November 4, 2019.

The Merger is accounted for as a business combination under ASC 805. Acquisition fees and expenses associated with the transaction were expensed. The total purchase price is allocated to the individual assets acquired and liabilities assumed based upon their fair values. Intangible assets will be recognized at their fair values in accordance with ASC 350, Intangibles—Goodwill and Other. The allocation of the purchase price reflected in these unaudited pro forma condensed combined financial statements has not been finalized and is based upon preliminary estimates of these relative fair values, which is the best available information at the current time. A final determination of the fair values of the individual assets acquired and liabilities assumed will be based on actual valuations as of the date the merger closes. Consequently, amounts preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed in the unaudited pro forma condensed combined financial statements could change significantly from those used in the final allocations as of the date the merger closes, and could result in a material change in depreciation and amortization of tangible and intangible assets and liabilities.

Estimated consideration of approximately $308.2 million is based on POSOR’s most recent estimated value per share of $10.63 approved by POSOR’s board of directors on December 17, 2019. The value of the purchase price consideration will change based on fluctuations in the share price of POSOR’s common stock and the number of common shares of POSOR II outstanding on the closing date.

The following table summarizes the components of the estimated consideration (in thousands except per share information):

Estimated POSOR II shares outstanding	30,064,835
Exchange ratio	0.9643

Total POSOR shares issued	28,991,520
POSOR estimated price per share	$10.63

Estimated consideration to be paid	$308,180

F-7

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

(in thousands, except per share information)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following table shows the preliminary allocation of the purchase price for POSOR II to the acquired identifiable assets, assumed liabilities and pro forma goodwill (in thousands):

Total preliminary purchase price	$308,180

Real estate held for investment, net	641,337
Real estate equity securities	10,095
Cash and cash equivalents	7,913
Restricted cash	4,440
Investments in unconsolidated entities	3,121
Rents and other receivables, net	1,203
Above-market leases, net	378
Prepaid expenses and other assets	7,112

Total identifiable assets	675,599

Notes and bonds payable, net	(323,148)
Accounts payable and accrued liabilities	(8,415)
Due to affiliates	(1,132)
Below-market leases, net	(8,279)
Other liabilities	(15,368)

Total liabilities assumed	(356,342)

Noncontrolling interests	(30,766)

Total pro forma goodwill	$19,689

2.	PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Adjustments to the unaudited pro forma condensed combined balance sheet

(A)    Reflects POSOR’s and POSOR II’s historical unaudited consolidated balance sheets as of March 31, 2020, derived from POSOR’s and POSOR II’s Quarterly Reports on Form 10-Q for the period ended March 31, 2020, as filed with the SEC on May 22, 2020 and May 15, 2020, respectively.

(B)    The acquired real estate related identifiable assets and liabilities assumed in connection with the Merger are reflected in the unaudited pro forma condensed combined balance sheet at a preliminary relative fair value. The preliminary relative fair value is based on information currently available to management. The acquired assets and assumed liabilities for an acquired property generally include, but are not limited to: land, buildings and improvements, identified tangible and intangible assets and liabilities associated with in-place leases, including tenant improvements, value of above-market and below-market leases, value of acquired in-place leases, value of right-of-use asset finance leases and related lease obligations, with any excess merger consideration being recorded as goodwill.

The adjustments reflected in the unaudited condensed combined balance sheet for real estate assets, right-of-use asset finance leases and related lease obligations, intangible assets and intangible liabilities represent

F-8

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

(in thousands, except per share information)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

the differences between the preliminary fair value of condensed combined properties acquired by POSOR in connection with the Merger, and POSOR II’s historical balances, which are presented as follows (in thousands):

	POSOR II	Pro Forma Adjustments
Real estate held for investment, net	$492,719	$148,618
Above-market leases, net	41	337
Intangibles, net (included in prepaid expenses and other assets)	4,007	(579)
Goodwill	—	19,689
Below-market leases, net	(4,135)	(4,144)
Lease obligations (included in other liabilities)	(8,207)	(2,642)

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The present value of the remaining right-of-use asset finance leases and related lease obligations was calculated using incremental borrowing rates, adjusted for a number of factors, including the long-term nature of the lease and the estimated borrowing costs. In addition, the net effect of above- and below-market lease intangibles, when applicable, is included in the right-of-use asset finance leases. Right-of-use asset finance leases represent the POSOR II’s right to use an underlying asset for the lease term and lease obligations represent the obligation to make lease payments arising from the lease. Finance lease right-of-use assets and liabilities are recognized at the anticipated close date of the Merger based on the estimated present value of lease payments over the lease term. As most of the POSOR II’s leases do not provide an implicit rate, POSOR II generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar

F-9

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

(in thousands, except per share information)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

term. POSOR has leasehold interests expiring on various expiration dates between 2020 and 2114 under the finance leases.

The goodwill calculated is the excess between the total acquisition consideration and the estimated fair values of the assets acquired and liabilities assumed. The Combined Corporation considers this to represent the future economic benefits arising from other assets acquired that are not individually identified and separately recognized.

The Combined Corporation anticipates the estimated useful lives of its assets by class to be generally as follows:

Land	N/A
Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods
Real estate subsidies & tax abatements	Remaining term of agreement
Furniture, fixtures & equipment	3-12 years
Goodwill	N/A

(C)    Reflects the adjustment to rents and other receivables, net that will not be recorded at the time of the closing of the Merger (in thousands):

	POSOR II	Pro Forma Adjustments
Lease incentive	$143	$(143)
Tenant receivables	1,203	—
Straight-line rent receivable	2,952	(2,952)

Rents and other receivables, net	$4,298	$(3,095)

(D)    Reflects the adjustment to prepaid expenses and other assets that will not be recorded at the time of the closing of the Merger (in thousands):

	POSOR II	Pro Forma Adjustments
Leasing commissions, net	$2,173	$(2,173)
Intangibles, net	4,007	(579)
Other assets	3,684	—

Prepaid expenses and other assets	$9,864	$(2,752)

F-10

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

(in thousands, except per share information)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(E)    Reflects fair value adjustment to outstanding debt on POSOR II assumed by POSOR at the time of the closing of the Merger (in thousands):

	POSOR II	Pro Forma Adjustments
Total notes and bonds payable principal outstanding	$329,331	$—
Deferred financing costs, net	(3,095)	3,095
Discount on notes and bonds payable	—	(6,183)

Notes and bonds payable, net	$326,236	$(3,088)

The fair value of the POSOR II’s notes payable are estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, POSOR II measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

(F)    Reflects the adjustment for the amount of estimated acquisition costs accrued for as of March 31, 2020.

(G)    Reflect adjustment to remove redeemable common stock payable related to POSOR II as of March 31, 2020 at the time of the closing of the Merger pursuant to POSOR’s amended and restated repurchase plan.

(H)    Reflect adjustments to common stock and additional paid-in capital to retire POSOR II’s outstanding shares as of March 31, 2020 and to record shares of POSOR Class A Common Stock issued as merger consideration.

(I)    Reflects the adjustment to remove POSOR II’s accumulated distributions in excess of earnings that will not be recorded at the time of the closing of the Merger, adjusted for the estimated transaction costs to be incurred at the time of the closing of the merger (in thousands):

	POSOR II	Pro Forma Adjustments
Cumulative distributions and net income (loss)	$(94,809)	$94,809
Estimated transaction costs	—	(2,326)

Cumulative distributions and net income (loss)	$(94,809)	$92,483

(J)    Reflect adjustments to noncontrolling interests as a result of joint venture agreements based on the fair values as of March 31, 2020. In determining this fair value of noncontrolling interests, POSOR II considered the various profit participation thresholds in each of the joint ventures that must be measured in determining the fair value of the POSOR II’s non-controlling interest. POSOR II calculated the amount that the joint venture partners would receive, based on the profit participation thresholds contained in the joint venture agreements.

F-11

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

(in thousands, except per share information)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Adjustments to the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2020

(A)    Reflects POSOR’s and POSOR II’s historical consolidated statements of operations for the three months ended March 31, 2020, derived from POSOR’s and POSOR II’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2020, as filed with the SEC on May 22, 2020 and May 15, 2020, respectively.

(B)    In general, the historical total rental revenue for POSOR and POSOR II represent contractual rent, tenant reimbursements, straight-line rent and amortization of above and below-market rents associated with the leases in effect during the periods presented. The adjustments included in the unaudited pro forma condensed combined statement of operations is presented to adjust contractual rental property revenue to a straight-line basis and to amortize above and below-market rents, as if the Merger had occurred on January 1, 2019. The above and below-market rents are amortized or accreted to revenue over the remaining terms of the respective leases.

The following table summarizes the adjustments made to rental revenue for the real estate properties acquired as part of the Merger for the three months ended March 31, 2020 (in thousands):

Pro forma straight-line rent	$294
Elimination of POSOR II’s straight-line rent	(255)
Pro forma above- and below-market rent	376
Elimination of POSOR II’s above- and below-market rent	(539)

Adjustment to rental income	$(124)

(C)    Reflects the adjustment to remove POSOR II’s asset management fees, and the adjustment for the asset management fee payable to Pacific Oak Capital Advisors based on POSOR’s advisory agreement, the asset management fee is a monthly fee calculated, each month, as one-twelfth of 0.75% of the aggregate asset value of the acquired assets in the Merger.

(D)    Management of POSOR expects that the Merger will create general and administrative cost savings, including costs associated with corporate administrative functions. There can be no assurance that POSOR as a combined company will be successful in achieving these anticipated costs savings. Since these savings are not currently factually supportable, no adjustments to historical general and administrative expenses have been included for such anticipated cost savings. The adjustment represents nonrecurring transactions costs incurred during the three-month period ended March 31, 2020 of $1.3 million that are directly related to the Merger.

(E)    Represents the estimated depreciation and amortization of real estate assets and intangible lease assets assuming the Merger occurred on January 1, 2019, using the fair values calculated as of March 31, 2020. Real estate assets, other than land, and intangible lease assets and liabilities, are depreciated on a straight-line basis over their estimated useful lives.

The following table summarizes pro forma depreciation and amortization by asset category for the properties acquired in the Merger that would have been recorded for the three months ended March 31, 2020, less the reversal of depreciation and amortization included in POSOR II’s historical financial statements (in thousands):

POSOR II’s historical depreciation and amortization	$(4,896)
Pro forma depreciation and amortization	6,078

Adjustment to depreciation and amortization	$1,182

F-12

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

(in thousands, except per share information)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(F)    Represents the assumption of approximately $329.3 million of POSOR II outstanding notes payable principal as of March 31, 2020 at fair value $323.1 million. Additionally, POSOR II’s historical amortization of deferred financing costs has been eliminated and additional amortization of the discount on notes payable has been included. The following table summarizes pro forma interest expense adjustment for the three months ended March 31, 2020 (in thousands):

Elimination of POSOR II’s deferred financing cost amortization	$(524)
Amortization of discount on notes payable on POSOR II	889

Adjustment to interest expense	$365

(G)    Represents the noncontrolling interest holders’ share of the adjustments.

Adjustments to the unaudited pro forma condensed statements of operations for the year ended December 31, 2019

(A)    Reflects POSOR’s and POSOR II’s historical consolidated statements of operations for the year ended December 31, 2019 , derived from POSOR’s and POSOR II’s Annual Reports on Form 10-K for the year ended December 31, 2019.

(B)    Reflects the adjustment to remove POSOR’s significant sold asset, 125 John Carpenter, sold on November 1, 2019 and POSOR II’s sold asset, 2200 Paseo Verde, sold on November 4, 2019.

(C)    In general, the historical total rental revenue for POSOR and POSOR II represent contractual rent, tenant reimbursements, straight-line rent and amortization of above and below-market rents associated with the leases in effect during the periods presented. The adjustments included in the unaudited pro forma condensed combined statement of operations is presented to adjust contractual rental property revenue to a straight-line basis and to amortize above and below-market rents, as if the Merger had occurred on January 1, 2019. The above and below-market rents are amortized or accreted to revenue over the remaining terms of the respective leases.

The following table summarizes the adjustments made to rental revenue for the real estate properties acquired as part of the Merger for the year ended December 31, 2019 (in thousands):

Pro forma straight-line rent	$1,527
Elimination of POSOR II’s straight-line rent	(567)
Pro forma above- and below-market rent	1,444
Elimination of POSOR II’s above- and below-market rent	(2,654)

Adjustment to rental income	$(250)

(D)    Reflects the adjustment to remove POSOR II’s asset management fees, and the adjustment for the asset management fee payable to Pacific Oak Capital Advisors based on POSOR’s advisory agreement, the asset management fee is a monthly fee calculated, each month, as one-twelfth of 0.75% of the aggregate asset value of the acquired assets in the Merger.

(E)    Management of POSOR expects that the Merger will create general and administrative cost savings, including costs associated with corporate administrative functions. There can be no assurance that POSOR as a

F-13

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

(in thousands, except per share information)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

combined company will be successful in achieving these anticipated costs savings. Since these savings are not currently factually supportable, no adjustments to historical general and administrative expenses have been included for such anticipated cost savings. The adjustment represents nonrecurring transactions costs incurred during the year ended December 31, 2019 of $0.8 million that are directly related to the Merger.

(F)    Represents the estimated depreciation and amortization of real estate assets and intangible lease assets assuming the Merger occurred on January 1, 2019, using the relative fair values calculated as of December 31, 2019. Real estate assets, other than land, and intangible lease assets and liabilities, are depreciated on a straight-line basis over their estimated useful lives.

The following table summarizes pro forma depreciation and amortization by asset category for the properties acquired in the Merger that would have been recorded for the year ended December 31, 2019, less the reversal of depreciation and amortization included in POSOR II’s historical financial statements (in thousands):

POSOR II’s historical depreciation and amortization (excluding 2200 Paseo Verde)	$(19,674)
Pro forma depreciation and amortization	23,955

Adjustment to depreciation and amortization	$4,281

(G)    Represents the assumption of approximately $329.3 million of POSOR II outstanding notes payable principal as of March 31, 2020 at fair value $323.1 million. Additionally, POSOR II’s historical amortization of deferred financing costs has been eliminated and additional amortization of the discount on notes payable has been included. The following table summarizes pro forma interest expense adjustment for the year ended December 31, 2019 (in thousands):

Elimination of POSOR II’s deferred financing cost amortization	$(1,742)
Amortization of discount on notes payable on POSOR II	3,553

Adjustment to interest expense	$1,811

(H)    Represents the noncontrolling interest holders’ share of the adjustments.

F-14

Annex A

AGREEMENT AND PLAN OF MERGER

AMONG

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.,

PACIFIC OAK SOR II, LLC AND

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

DATED AS OF FEBRUARY 19, 2020

A-i

A-ii

EXHIBITS

Exhibit A – Termination Agreement

Exhibit B – Amended and Restated Advisory Agreement

Exhibit C – SOR II Charter Amendment

DISCLOSURE LETTERS

SOR Disclosure Letter

SOR II Disclosure Letter

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of February 19, 2020 (this “Agreement”), is among Pacific Oak Strategic Opportunity REIT, Inc., a Maryland corporation (“SOR”), Pacific Oak SOR II, LLC, a Maryland limited liability company and an indirect subsidiary of SOR (“Merger Sub”), and Pacific Oak Strategic Opportunity REIT II, Inc., a Maryland corporation (“SOR II”). Each of SOR, Merger Sub and SOR II is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination in which SOR II will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving company, and each share of SOR II Common Stock issued and outstanding immediately prior to the Merger Effective Time that is not cancelled and retired pursuant to this Agreement will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (“MLLCA”);

WHEREAS, concurrently with the execution and delivery of this Agreement, SOR II and Advisor have entered into the Termination Agreement attached as Exhibit A (the “Termination Agreement”), which provides for, among other things, the termination of the SOR II Advisory Agreement at the Merger Effective Time and the waiver of disposition fees in connection with the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, SOR and Advisor have entered into the Amended and Restated Advisory Agreement attached as Exhibit B (the “Amended and Restated Advisory Agreement”), which provides for, among other things, the waiver of acquisition fees in connection with the Merger;

WHEREAS, the Parties have conditioned the Merger on Stockholder Approval of an amendment of the charter of SOR II, substantially in the form attached hereto as Exhibit C (the “SOR II Charter Amendment”), which provides for the elimination of limitations on “roll-up transactions”;

WHEREAS, on the recommendation of the special committee (the “SOR II Special Committee”) of the Board of Directors of SOR II (the “SOR II Board”), the SOR II Board has (a) determined that this Agreement, the Merger, the SOR II Charter Amendment, the Termination Agreement and the other transactions contemplated by this Agreement are advisable and in the best interests of SOR II, (b) authorized and approved this Agreement, the Merger, the Termination Agreement and the other transactions contemplated by this Agreement, (c) directed that the Merger and the SOR II Charter Amendment be submitted for consideration at the Stockholders Meeting, and (d) recommended the approval of the Merger and the SOR II Charter Amendment by the SOR II stockholders;

WHEREAS, on the recommendation of the special committee (the “SOR Special Committee”) of the Board of Directors of SOR (the “SOR Board”), the SOR Board has (a) determined that this Agreement, the Merger, the Amended and Restated Advisory Agreement and the other transactions contemplated by this Agreement are advisable and in the best interests of SOR, and (b) authorized and approved this Agreement, the Merger, the Amended and Restated Advisory Agreement and the other transactions contemplated by this Agreement;

WHEREAS, Pacific Oak Strategic Opportunity (BVI) Holdings, Ltd., a private company limited by shares according to the British Virgin Islands Business Companies Act, 2004 (“BVI”), in its capacity as the sole member of Pacific Oak SOR Properties LLC, a Delaware limited liability company, which is the sole member of Pacific Oak SOR II Holdings, LLC, a Maryland limited liability company (“Merger Sub Manager”), which is the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code; and

WHEREAS, each of the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1    Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with a term of at least 24 months and that contains a 12-month standstill provision and a 12-month non-solicitation provision and that is not materially less favorable in the aggregate to SOR II than the Confidentiality Agreement.

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Advisor” means Pacific Oak Capital Advisors LLC, a Delaware limited liability company and the external advisor to SOR and to SOR II.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, and (ii) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention equity option, equity appreciation rights, restricted equity, phantom equity, equity-based compensation, profits interest unit, outperformance, equity purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy, practice, understanding or other arrangement, whether or not subject to ERISA.

“Book-Entry Share” means, with respect to any Party, a book-entry share registered in the transfer books of such Party.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“Charter” means the charter of an entity, in each case, as amended, restated or supplemented and in effect on the date hereof.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidentiality Agreement” means the Non-Disclosure Agreement, dated as of March 12, 2019, as may be amended, by and between SOR and SOR II.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other agreement.

“Environmental Law” means any Law (including common law) relating to the pollution (or cleanup thereof) or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means 0.9643 shares of SOR Common Stock for each share of SOR II Common Stock.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement, the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approval, engaging the services of the Exchange Agent, obtaining any third-party consents, making any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Full Termination Payment” means $9,280,000.

“Fundamental Representations” means the representations and warranties contained in: Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.3(a) (No Conflict; Required Filings and Consents); Section 4.4 (Capital Structure); Section 4.5(g) (Investment Company Act); Section 4.18 (Brokers); Section 4.19 (Opinion of Financial Advisor); Section 4.20 (Takeover Statutes); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority); Section 5.3(a) (No Conflict; Required Filings and Consents); Section 5.4 (Capital Structure); Section 5.5(g) (Investment Company Act); Section 5.18 (Brokers); Section 5.19 (Opinion of Financial Advisor); and Section 5.20 (Takeover Statutes).

“GAAP” means the United States generally accepted accounting principles.

“Go Shop Termination Payment” means $4,640,000.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that is listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state and local counterparts, as each may be amended from time to time, and all regulations thereunder, including: the Comprehensive, Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to SOR II, the actual knowledge of the persons named in Schedule A to the SOR II Disclosure Letter and (ii) with respect to any SOR Party, the actual knowledge of the persons named in Schedule A to the SOR Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; other than transfer restrictions arising under applicable securities Laws.

“Material Contract” means any SOR II Material Contract or any SOR Material Contract, as applicable.

“Merger Sub Governing Documents” means the articles of organization and operating agreement of Merger Sub, as in effect on the date hereof.

“Order” means a judgment, injunction, order or decree of any Governmental Authority.

“Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (ii) Liens that are carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business if the underlying obligations are not past due; (iii) with respect to any real property, Liens that are zoning regulations, entitlements or other land use or environmental regulations by any Governmental Authority that do not materially impact the intended use of the real property; (iv) with respect to SOR II, Liens that are disclosed on Section 4.10 of the SOR II Disclosure Letter, and with respect SOR, Liens that are disclosed on Section 5.10 of the SOR Disclosure Letter; (v) with respect to SOR II, Liens that are disclosed on the consolidated balance sheet of SOR II dated September 30, 2019, or notes thereto (or securing liabilities reflected on such balance sheet), and with respect to SOR, Liens that are disclosed on the consolidated balance sheet of SOR dated September 30, 2019, or notes thereto (or securing liabilities reflected on such balance sheet); (vi) with respect to SOR II or SOR, arising pursuant to any Material Contracts of such Party; (vii) with respect to any real property of SOR II or SOR, Liens that are recorded in a public record or disclosed on existing title policies made available to the other Party prior to the date hereof; or (viii) with respect to SOR II or SOR, Liens that were incurred in the ordinary course of business since September 30, 2019 and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Proxy Statement” means the proxy statement relating to the Stockholders Meeting together with any amendment or supplements thereto.

“REIT” shall have the meaning ascribed to it under Section 856 (among other applicable sections) of the Code.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SOR Advisory Agreement” means the Advisory Agreement between SOR and the Advisor, dated as of November 1, 2019.

“SOR Bylaws” means the Bylaws of SOR, as amended and in effect on the date hereof.

“SOR Charter” means the Charter of SOR.

“SOR DRP” means SOR’s Fifth Amended and Restated Dividend Reinvestment Plan as it may be amended through the Closing Date.

“SOR Governing Documents” means the SOR Bylaws, the SOR Charter, the certificate of limited partnership of the SOR Operating Partnership, the SOR Partnership Agreement and the Articles of Association of BVI.

“SOR Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that individually or in the aggregate, (i) would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of SOR and the SOR Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of SOR Parties to consummate the Merger before the Outside Date; provided, that, for purposes of the foregoing clause (i), “SOR Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any failure of SOR to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a SOR Material Adverse Effect), (B) any changes that generally affect the real estate industry in which SOR operates, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the execution and delivery of this Agreement, or the public announcement of the Merger or the other transactions contemplated by this Agreement, (G) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of SOR II, (H) earthquakes, hurricanes, floods or other natural disasters, (I) changes in Law or GAAP (or the interpretation thereof), or (J) any Action made or initiated by any holder of SOR Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (B), (C), (D), (E), (H) and (I) do not disproportionately affect SOR and the SOR Subsidiaries, taken as a whole, relative to others in the industry and in the geographic regions in which SOR and the SOR Subsidiaries operate.

“SOR Operating Partnership” means Pacific Oak Strategic Opportunity Limited Partnership, a Delaware limited partnership.

“SOR Parties” means SOR and Merger Sub.

“SOR Partnership Agreement” means the Limited Partnership Agreement of the SOR Operating Partnership, as amended through the date hereof.

“SOR Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by SOR or any SOR Subsidiary as of the date of this Agreement (including all of SOR’s or any SOR Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“SOR SRP” means SOR’s Eleventh Amended and Restated Share Redemption Program as it may be amended through the Closing Date.

“SOR Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by SOR, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by SOR or of which SOR or any SOR Subsidiary is a general partner, manager, managing member or the equivalent.

“SOR II Advisory Agreement” means the Amended and Restated Advisory Agreement between SOR II and Advisor, dated as of November 1, 2019.

“SOR II Bylaws” means the Bylaws of SOR II, as amended and in effect on the date hereof.

“SOR II Charter” means the Charter of SOR II.

“SOR II DRP” means SOR II’s Fourth Amended and Restated Dividend Reinvestment Plan as it may be amended through the Closing Date.

“SOR II Governing Documents” means the SOR II Bylaws, the SOR II Charter, the certificate of limited partnership of SOR II Operating Partnership and the SOR II Partnership Agreement.

“SOR II Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of SOR II and the SOR II Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of SOR II to consummate the Merger before the Outside Date; provided, that, for purposes of the foregoing clause (i), “SOR II Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any failure of SOR II to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a SOR II Material Adverse Effect), (B) any changes that generally affect the real estate industry in which SOR II operates, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the execution and delivery of this Agreement, or the public announcement of the Merger or the other transactions contemplated by this Agreement, (G) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of SOR, (H) earthquakes, hurricanes, floods or other natural disasters, (I) changes in Law or GAAP (or the interpretation thereof), or (J) any Action made or initiated by any holder of SOR II Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (B), (C), (D), (E), (H) and (I) do not disproportionately affect SOR II and the SOR II Subsidiaries, taken as a whole, relative to others in the industry and in the geographic regions in which SOR II and the SOR II Subsidiaries operate.

“SOR II Operating Partnership” means Pacific Oak Strategic Opportunity Limited Partnership II, a Delaware limited partnership.

“SOR II Partnership Agreement” means the Limited Partnership Agreement of the SOR II Operating Partnership, as amended through the date hereof.

“SOR II Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by SOR II or any SOR II Subsidiary as of the date of this Agreement (including all of SOR II’s or any SOR II Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“SOR II SRP” means SOR II’s Fourth Amended and Restated Share Redemption Program as it may be amended through the Closing Date.

“SOR II Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by SOR II, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by SOR II or of which SOR II or any SOR II Subsidiary is a general partner, manager, managing member or the equivalent, including the SOR II Operating Partnership.

“Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of SOR II Common Stock entitled to vote at the Stockholders Meeting on the Merger and SOR II Charter Amendment, not including for purposes of the Merger those shares of SOR II Common Stock owned by the Advisor, any director of SOR II or any of their respective Affiliates, which may not be voted on the Merger.

“Stockholders Meeting” means the meeting of the holders of shares of SOR II Common Stock exclusively for the purpose of seeking the Stockholder Approval, including any postponement or adjournment thereof.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Payment” means either the Go Shop Termination Payment or the Full Termination Payment, as applicable.

“Wholly Owned SOR Subsidiary” means any directly or indirectly wholly owned subsidiary of SOR.

“Wholly Owned SOR II Subsidiary” means any directly or indirectly wholly owned subsidiary of SOR II.

(b)    In addition to the terms defined in Section 1.1(a), the following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Proposal	Section 7.3(i)(i)
Adverse Recommendation Change	Section 7.3(d)
Agreement	Preamble
Amended and Restated Advisory Agreement	Recitals
Articles of Merger	Section 2.3
BVI	Recitals
Closing	Section 2.2
Closing Date	Section 2.2
DLA Piper	Section 7.11(b)

Defined Term	Location of Definition
Escrow Agreement	Section 9.3(f)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Form S-4	Section 7.1(a)
Go Shop Bidder	Section 7.3(a)
Go Shop Period End Time	Section 7.3(a)
Indemnified Party(ies)	Section 7.7(b)
Interim Period	Section 6.1(a)
Letter of Transmittal	Section 3.2(b)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Effective Time	Section 2.3
Merger Sub	Preamble
Merger Sub Manager	Recitals
MGCL	Recitals
MLLCA	Recitals
Outside Date	Section 9.1(b)(i)
Party(ies)	Preamble
Permits	Section 4.8(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying REIT Income	Section 9.3(f)(i)
Rogers & Hardin	Section 7.11(c)
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.3
SOR	Preamble
SOR Board	Recitals
SOR Common Stock	Section 5.4(a)
SOR Disclosure Letter	Article 5
SOR Financial Advisor	Section 5.19
SOR Insurance Policies	Section 5.15
SOR Material Contract	Section 5.12(b)
SOR Permits	Section 5.8(a)
SOR Preferred Stock	Section 5.4(a)
SOR Related-Party Agreements	Section 5.17
SOR SEC Documents	Section 5.5(a)
SOR Special Committee	Recitals
SOR Subsidiary Partnership	Section 5.13(h)
SOR Tax Protection Agreements	Section 5.13(h)
SOR Terminating Breach	Section 9.1(c)(i)
SOR Voting Debt	Section 5.4(d)
SOR II	Preamble
SOR II Board	Recitals
SOR II Board Recommendation	Section 4.2(c)
SOR II Change Notice	Section 7.3(e)(i)
SOR II Charter Amendment	Recitals
SOR II Class A Common Stock	Section 4.4(a)
SOR II Class T Common Stock	Section 4.4(a)
SOR II Common Stock	Section 4.4(a)
SOR II Disclosure Letter	Article 4
SOR II Financial Advisor	Section 4.19
SOR II Insurance Policies	Section 4.15

Defined Term	Location of Definition
SOR II Material Contract	Section 4.12(b)
SOR II Organizational Documents	Section 7.7(b)
SOR II Permits	Section 4.8(a)
SOR II Preferred Stock	Section 4.4(a)
SOR II Related-Party Agreements	Section 4.17
SOR II SEC Documents	Section 4.5(a)
SOR II Special Committee	Recitals
SOR II Subsidiary Partnership	Section 4.13(h)
SOR II Tax Protection Agreements	Section 4.13(h)
SOR II Terminating Breach	Section 9.1(d)(i)
SOR II Voting Debt	Section 4.4(d)
Superior Proposal	Section 7.3(i)(ii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.20
Taxable REIT Subsidiary	Section 4.1(c)
Termination Agreement	Recitals
Transfer Taxes	Section 7.11(d)

Section 1.2    Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)    when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)    the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d)    “or” shall be construed in the inclusive sense of “and/or”;

(e)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f)    all references herein to “$” or dollars shall refer to United States dollars;

(g)    no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h)    it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i)    the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and, as used in Section 6.1(b) and Section 6.2(b), similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations whether or not such words actually follow such phrase;

(j)    references to a Person are also to its successors and permitted assigns;

(k)    any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified;

(l)    all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

(m)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGER

Section 2.1    The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and MLLCA, at the Merger Effective Time, SOR II shall be merged with and into Merger Sub, whereupon the separate existence of SOR II will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity upon consummation of the Merger, the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a Wholly Owned SOR Subsidiary. The Merger shall have the effects set forth in the applicable provisions of the MGCL, the MLLCA and this Agreement.

Section 2.2    Closing. The closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., no later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) such other place or date as may be agreed in writing by SOR II and SOR. The date on which Closing actually takes place is referred to herein as the “Closing Date.”

Section 2.3    Effective Time. On the Closing Date, SOR II, SOR and Merger Sub shall (i) cause articles of merger with respect to the Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and MLLCA (the “Articles of Merger”) and (ii) make any other filings, recordings or publications required to be made by SOR II, SOR or the Surviving Entity under the MGCL or MLLCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the “Merger Effective Time”), it being understood and agreed that the Parties shall cause the Merger Effective Time to occur on the Closing Date. The Articles of Merger shall provide that the name of the Surviving Entity shall be “Pacific Oak SOR II, LLC.”

Section 2.4     Organizational Documents of the Surviving Entity.

(a)    At the Merger Effective Time, the SOR Charter shall remain in effect as the Charter of SOR until thereafter amended in accordance with applicable Law and the applicable provisions of the SOR Charter.

(b)    At the Merger Effective Time and by virtue of the Merger, (i) the articles of organization of the Merger Sub shall be the articles of organization of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization, and (ii) the operating agreement of the Merger Sub shall be the operating agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Entity’s articles of organization and operating agreement.

Section 2.5    Managers of the Surviving Entity. At the Merger Effective Time, by virtue of the Merger, Merger Sub Manager shall serve as the manager of the Surviving Entity.

Section 2.6    Tax Treatment of Merger. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall be, and is hereby adopted as, a plan of reorganization for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.6, and no Party shall take a position inconsistent with such treatment.

ARTICLE 3

EFFECTS OF THE MERGER

Section 3.1    Effects of the Merger.

(a) The Merger. At the Merger Effective Time and by virtue of the Merger and without any further action on the part of SOR II, SOR or Merger Sub or the holders of any securities of SOR II, SOR or Merger Sub:

(i)    Except as provided in Section 3.1(a)(ii) and Section 3.1(a)(iii) and subject to Section 3.1(b), Section 3.1(d) and Section 3.3, each share of SOR II Common Stock outstanding immediately prior to the Merger Effective Time will be converted into the right to receive from SOR for each share of SOR II Common Stock, the number of shares of SOR Common Stock equal to the Exchange Ratio, subject to the treatment of fractional shares of SOR Common Stock in accordance with Section 3.1(d) (the “Merger Consideration”); from and after the Merger Effective Time, all such shares of SOR II Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a share of SOR II Common Stock shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with this Agreement;

(ii)    Each share of SOR II Common Stock, if any, then held by any Wholly Owned SOR II Subsidiary shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger;

(iii)    Each share of SOR II Common Stock, if any, then held by SOR or any Wholly Owned SOR Subsidiary shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger; and

(iv)    Each membership interest of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall remain the only issued and outstanding membership interests of the Surviving Entity and Merger Sub Manager shall remain the sole member of Merger Sub.

(b)    Adjustment of the Merger Consideration. Between the date of this Agreement and the Merger Effective Time, if either of SOR or SOR II should split, combine or otherwise reclassify the SOR Common Stock or the SOR II Common Stock or make a dividend or other distribution in shares of the SOR Common Stock or the SOR II Common Stock (including any dividend or other distribution of securities convertible into SOR Common Stock or SOR II Common Stock) or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parties hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted.

(c)    Transfer Books. From and after the Merger Effective Time, the share transfer books of SOR II shall be closed, and thereafter there shall be no further registration of transfers of SOR II Common Stock. From and after the Merger Effective Time, Persons who held outstanding SOR II Common Stock immediately prior to the Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law. On or after the Merger Effective Time, any Book-Entry Shares of SOR II Common Stock presented to the Exchange Agent, SOR, the Surviving Entity or the transfer agent shall be exchanged for the Merger Consideration with respect to SOR II Common Stock formerly represented thereby.

(d)    Fractional Shares. No scrip representing fractional shares of SOR Common Stock shall be issued upon the surrender for exchange of Book-Entry Shares in excess of 1/1,000th of a share and, in lieu of receiving any such excess fractional share of SOR Common Stock, the number of shares such holder shall be entitled to receive shall be rounded up to the nearest 1/1,000th of a share.

Section 3.2    Exchange Agent; Exchange Procedures; Distributions with Respect to Unexchanged Shares.

(a)    Prior to the Merger Effective Time, SOR shall appoint DST Systems, Inc. as the exchange agent (or any successor exchange agent for SOR II, the “Exchange Agent”) to act as the agent for the purpose of paying the Merger Consideration for the Book-Entry Shares. At or promptly following the Merger Effective Time, SOR shall deposit with the Exchange Agent for the sole benefit of the holders of shares of SOR II Common Stock, for exchange in accordance with this Article 3, Book-Entry shares representing shares of SOR Common Stock to be issued pursuant to Section 3.1(a)(i) equal to the aggregate Merger Consideration (the “Exchange Fund”). In addition to the foregoing, after the Merger Effective Time on the appropriate payment date, if applicable, SOR shall provide or shall cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of SOR Common Stock, with both a record and payment date after the Merger Effective Time and prior to the surrender of the SOR II Common Stock in exchange for the Merger Consideration, pursuant to Section 3.2(d), such dividends or other distributions shall be deemed to be part of the Exchange Fund. SOR shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of, the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b)    As soon as reasonably practicable after the Merger Effective Time (but in no event later than two (2) Business Days thereafter), SOR shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Book-Entry Share representing shares of SOR II Common Stock (A) a letter of transmittal (a “Letter of Transmittal”) in customary form as prepared by SOR and reasonably acceptable to the SOR II Special Committee (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Book-Entry Shares, as applicable, shall pass, only upon proper transfer of any Book-Entry Shares to the Exchange Agent) and (B) instructions for use in effecting the transfer of Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of SOR II Common Stock previously represented by Book-Entry Share shall have been converted pursuant to this Agreement.

(c)    Upon (A) transfer of any Book-Entry Share representing shares of SOR II Common Stock to the Exchange Agent, together with a properly completed and validly executed Letter of Transmittal or (B) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of transfer of a Book-Entry Share, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Book-Entry Share representing shares of SOR II Common Stock shall be entitled to receive in exchange therefor (i) the Merger Consideration into which such shares of SOR II Common Stock shall have been converted pursuant to this Agreement and (ii) certain dividends and distributions in accordance with Section 3.2(a) and Section 3.2(d), if any, after the Exchange Agent’s receipt of such Book-Entry Share or “agent’s message” or other evidence, and the Book-Entry Share so transferred shall be forthwith cancelled. The Exchange Agent shall accept such Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until surrendered or transferred as contemplated by this

Section 3.2, each Book-Entry Share representing shares of SOR II Common Stock shall be deemed, at any time after the Merger Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article 3. No interest shall be paid or accrued for the benefit of holders of the Book-Entry Shares on the Merger Consideration payable upon the surrender of the Book-Entry Shares.

(d)    No dividends or other distributions declared or made after the Merger Effective Time with respect to SOR Common Stock with a record date after the Merger Effective Time shall be paid to any holder entitled by reason of the Merger to receive Book-Entry shares representing SOR Common Stock until such holder shall have transferred its Book-Entry Share pursuant to this Section 3.2. Subject to applicable Law, following surrender of any such Book-Entry shares, such holder shall be paid, in each case, without interest, (i) the amount of any dividends or other distributions theretofore paid with respect to the shares of SOR Common Stock represented by the Book-Entry shares received by such holder and having a record date on or after the Merger Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of SOR Common Stock and having a record date on or after the Merger Effective Time but prior to such surrender and a payment date on or after such surrender.

(e)    In the event of a transfer of ownership of shares of SOR II Common Stock that is not registered in the transfer records of SOR II, it shall be a condition of payment that any Book-Entry Share transferred in accordance with the procedures set forth in this Section 3.2 shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Book-Entry Share transferred or shall have established to the reasonable satisfaction of SOR that such Tax either has been paid or is not applicable.

(f)    Any portion of the Exchange Fund that remains undistributed to the holders of SOR II Common Stock for six (6) months after the Merger Effective Time shall be delivered to SOR upon demand, and any former holders of SOR II Common Stock prior to the Merger who have not theretofore complied with this Article 3 shall thereafter look only to SOR for payment of their claims with respect thereto.

(g)    None of the SOR Parties, SOR II, the Surviving Entity, the Exchange Agent, or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of the Merger Consideration if the Exchange Fund (or the appropriate portion thereof) has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any shares of SOR II Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of SOR free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.3    Withholding Rights. Each and any SOR Party, SOR II, the Surviving Entity, or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of SOR II Common Stock such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.4    Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.5    General Effects of the Merger. At the Merger Effective Time, the effect of the Merger shall be as set forth in this Agreement and the Articles of Merger and as provided in the applicable provisions of the

MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of SOR II and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of SOR II and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SOR II

Except (a) as set forth in the disclosure letter prepared by SOR II and delivered by SOR II to the SOR Parties prior to the execution and delivery of this Agreement (the “SOR II Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the SOR II Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other Sections be cross-referenced); provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the SOR II Disclosure Letter corresponding to such Fundamental Representation; provided further, that nothing in the SOR II Disclosure Letter is intended to broaden the scope of any representation or warranty of SOR II made herein) or (b) as disclosed in the SOR II SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after December 31, 2018 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein, or filed as exhibits thereto, and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, non-specific, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such SOR II SEC Documents to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face; provided, that the disclosures in the SOR II SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding Section of the SOR II Disclosure Letter, or (ii) Section 4.5(a)-(b) (SEC Documents; Financial Statements), SOR II hereby represents and warrants as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to the SOR Parties that:

Section 4.1    Organization and Qualification; Subsidiaries.

(a)    SOR II is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. SOR II is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect.

(b)    Each SOR II Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each SOR II Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect.

(c)    Section 4.1(c) of the SOR II Disclosure Letter sets forth a true and complete list of the SOR II Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which SOR II and the SOR II Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by SOR II in each SOR II Subsidiary, including a list of each SOR II Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code (each a “Taxable REIT Subsidiary”) and each SOR II Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d)    Except as set forth on Section 4.1(d) of the SOR II Disclosure Letter, neither SOR II nor any SOR II Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the SOR II Subsidiaries and investments in short-term investment securities).

(e)    SOR II has made available to SOR complete and correct copies of the SOR II Governing Documents. Each of SOR II and the SOR II Operating Partnership is in compliance with the terms of its SOR II Governing Documents in all material respects. True and complete copies of SOR II’s and the SOR II Operating Partnership’s minute books, as applicable, have been made available by SOR II to SOR.

(f)    Except as set forth on Section 4.1(f) of the SOR II Disclosure Letter, SOR II has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the SOR II Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 4.2     Authority; Approval Required.

(a)    SOR II has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to receipt of the Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by SOR II and the consummation by SOR II of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of SOR II are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to receipt of the Stockholder Approval, the filing of Articles of Amendment relating to the SOR II Charter Amendment with, and acceptance for record of such Articles of Amendment by, the SDAT and the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT.

(b)    This Agreement has been duly executed and delivered by SOR II, and assuming due authorization, execution and delivery by the SOR Parties, constitutes a legally valid and binding obligation of SOR II, enforceable against SOR II in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)    On the recommendation of the SOR II Special Committee, the SOR II Board (including a majority of directors and independent directors not otherwise interested in the Merger) has (i) determined that the terms of this Agreement, the Merger, the Termination Agreement, the SOR II Charter Amendment and the other transactions contemplated by this Agreement are advisable and in the best interest of SOR II and that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair and reasonable to SOR II and on terms and conditions no less favorable to SOR II than those available from unaffiliated third parties, and (ii) approved and authorized this Agreement, the Merger, the Termination Agreement and the other transactions contemplated by this Agreement, (iii) directed that the Merger and the SOR II Charter Amendment be submitted to a vote of the holders of SOR II Common Stock and (iv) except as may be permitted pursuant to

Section 7.3, resolved to include in the Proxy Statement the SOR II Board recommendation to holders of SOR II Common Stock to vote in favor of approval of the Merger and the SOR II Charter Amendment (such recommendation, the “SOR II Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)    The Stockholder Approval is the only vote of the holders of securities of SOR II or the SOR II Operating Partnership required to approve the Merger, the SOR II Charter Amendment and the other transactions contemplated by this Agreement.

Section 4.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by SOR II do not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Stockholder Approval, conflict with or violate any provision of (A) the SOR II Governing Documents or (B) any equivalent organizational or governing documents of any SOR II Subsidiary, (ii) conflict with or violate any Law applicable to SOR II or any SOR II Subsidiary or by which any property or asset of SOR II or any SOR II Subsidiary is bound, or (iii) except as contemplated by Section 4.3(b), require any consent or approval under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of SOR II or any SOR II Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of SOR II or any SOR II Subsidiary pursuant to, any Contract or Permit to which SOR II or any SOR II Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect.

(b)    Except as set forth in Section 4.3(b) of the SOR II Disclosure Letter, no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by SOR II or any SOR II Subsidiary in connection with the execution, delivery and performance by SOR II of this Agreement. As of the date hereof, to the Knowledge of SOR II, SOR II is not aware of any reason why the necessary approvals referenced in the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis. The execution and delivery of this Agreement by SOR II do not, and the performance of this Agreement and its obligations hereunder will not, (i) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any applicable Law, any Contract or other instrument or agreement of SOR II or any SOR II Subsidiary or to which SOR II, any SOR II Subsidiary or any of their Properties is subject or bound, or (ii) require SOR II or SOR II Subsidiary to obtain any consent or approval under any such law, Contract or other instrument or agreement, except for (A) the Proxy Statement, the Form S-4 and the declaration of effectiveness of the Form S-4, and such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (B) the filing of the Articles of Amendment relating to the SOR II Charter Amendment with, and the acceptance for record of such Articles of Amendment by, the SDAT, (C) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (D) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (E) the consents, authorizations, orders or approvals of each Governmental Authority or third party listed in Section 4.3(b) of the SOR II Disclosure Letter and (F) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect.

Section 4.4    Capital Structure.

(a)    The authorized capital stock of SOR II consists of 1,010,000,000 shares of capital stock, of which (x) 1,000,000,000 shares are designated as common stock with par value of $0.01 per share (“SOR II Common Stock”), of which 500,000,000 shares are classified as Class A common stock (“SOR II Class A Common Stock”), and 500,000,000 shares are classified as Class T common stock (“SOR II Class T Common Stock”), and (y) 10,000,000 shares are designated as preferred stock with a par value of $0.01 per share (“SOR II Preferred Stock”). As of the date of this Agreement, (i) 17,842,301 shares of the SOR II Class A Common Stock were issued and outstanding, (ii) 12,222,529 shares of the SOR II Class T Common Stock were issued and outstanding, (iii) no shares of SOR II Preferred Stock were issued and outstanding, and (iv) no shares of SOR II Common Stock were reserved for issuance upon redemption of partnership interests of the SOR II Operating Partnership. All of the outstanding shares of capital stock of SOR II are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. There is no other outstanding capital stock of SOR II.

(b)    As of the date of this Agreement, all of the partnership interests of the SOR II Operating Partnership were held by SOR II or a Wholly Owned SOR II Subsidiary, free and clear of all Liens other than Permitted Liens and free of preemptive rights. All of the partnership interests of the SOR II Operating Partnership are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)    All of the outstanding shares of capital stock of each of the SOR II Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the SOR II Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the SOR II Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth on Section 4.1(c) of the SOR II Disclosure Letter, SOR II or the SOR II Operating Partnership owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the SOR II Subsidiaries, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(d)    There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of SOR II or any SOR II Subsidiary issued and outstanding (“SOR II Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which SOR II or any of the SOR II Subsidiaries is a party or by which any of them is bound obligating SOR II or any of the SOR II Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of SOR II or any SOR II Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) except as provided under the SOR II SRP, redeem, repurchase or otherwise acquire any such shares of capital stock, SOR II Voting Debt or other equity interests.

(e)    Neither SOR II nor any SOR II Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of SOR II or any of the SOR II Subsidiaries. Neither SOR II nor any SOR II Subsidiary has granted any registration rights on any of its capital stock other than as set forth in Section 4.4(e) of the SOR II Disclosure Letter. No SOR II Common Stock is owned by any SOR II Subsidiary.

(f)    All dividends or other distributions on the shares of SOR II Common Stock or partnership interests of the SOR II Operating Partnership and any material dividends or other distributions on any securities of any SOR II Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.5     SEC Documents; Financial Statements; Internal Controls; Off-Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)    SOR II has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules, registration statements, prospectuses, reports and exhibits required to be filed or furnished by SOR II under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)) since December 31, 2016 (the forms, documents, financial statements (including those referenced in Section 4.5(d)) and reports filed with the SEC since December 31, 2016 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “SOR II SEC Documents”). SOR II has timely paid all fees due in connection with any SOR II SEC Document. As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the SOR II SEC Documents (i) complied, or with respect to SOR II SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to SOR II SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the SOR II SEC Documents is, to the Knowledge of SOR II, the subject of ongoing SEC review or threatened review, and SOR II does not have any outstanding and unresolved comments from the SEC with respect to any SOR II SEC Documents. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of SOR II, threatened. None of the SOR II SEC Documents is the subject of any confidential treatment request by SOR II.

(b)    SOR II has made available to SOR complete and correct copies of all written correspondence between the SEC, on the one hand, and SOR II, on the other hand, since December 31, 2016. No SOR II Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(c)    At all applicable times, SOR II has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations thereunder, as amended from time to time.

(d)    The consolidated audited and unaudited financial statements of SOR II and the SOR II Subsidiaries included, or incorporated by reference, in the SOR II SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later SOR II SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of SOR II and SOR II Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act, which such adjustments are not, in the aggregate, material to SOR II) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of SOR II and the SOR II Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, stockholders’ equity and cash flows of SOR II and the SOR II Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of SOR II, threatened, in each case regarding any accounting practices of SOR II.

(e)    Since December 31, 2016, (A) SOR II has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are effective to ensure that material information required to be disclosed by SOR II in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to SOR II’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of SOR II required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting SOR II’s management to material information required to be included in SOR II’s periodic reports required under the Exchange Act. SOR II and SOR II Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. SOR II has disclosed to SOR II’s auditors and audit committee (and made summaries of such disclosures available to SOR) (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect SOR II’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(f)    SOR II is not, and none of the SOR II Subsidiaries are, a party to, and neither SOR II nor any SOR II Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among SOR II and any SOR II Subsidiary, on the one hand, and any unconsolidated Affiliate of SOR II or any SOR II Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, SOR II, any SOR II Subsidiary or SOR II’s or such SOR II Subsidiary’s audited financial statements or other SOR II SEC Documents.

(g)    Neither SOR II nor any SOR II Subsidiary is required to be registered as an investment company under the Investment Company Act.

(h)    SOR II, SOR II Subsidiaries and their controlled Affiliates (including in each case any of their officers, directors or employees) have complied with the Anti-Corruption Law. Neither SOR II nor any SOR II Subsidiary nor, to the Knowledge of SOR II, any director, officer or Representative of SOR II or any SOR II Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither SOR II nor any SOR II Subsidiary has received any written communication that alleges that SOR II or any SOR II Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 4.6    Absence of Certain Changes or Events. Except as set forth in Section 4.6 of the SOR II Disclosure Letter, since December 31, 2018 through the date of this Agreement, there has not been any SOR II Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a SOR II Material Adverse Effect.

Section 4.7    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of SOR II dated as of September 30, 2019 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business since September 30, 2019, neither SOR II nor any SOR II Subsidiary has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a SOR II Material Adverse Effect.

Section 4.8    Permits; Compliance with Law.

(a)    Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.10 and Section 4.11, which are addressed solely in those Sections, SOR II and each SOR II Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority (“Permits”) necessary for SOR II and each SOR II Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “SOR II Permits”), and all such SOR II Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the SOR II Permits, individually, or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect. SOR II has paid all fees and assessments due and payable, in each case, in connection with all such Permits, except where failure to pay would not have a SOR II Material Adverse Effect. No event has occurred with respect to any of the SOR II Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such SOR II Permits. Neither SOR II nor any of the SOR II Subsidiaries has received any notice indicating, nor to the Knowledge of SOR II, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of SOR II or the SOR II Subsidiaries that impairs the validity of any SOR II Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any SOR II Permit, except where the impairment or revocation of any such SOR II Permits, individually, or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect.

(b)    Neither SOR II nor any SOR II Subsidiary is, and for the past three (3) years has been, in conflict with, or in default or violation of, (i) any Law applicable to SOR II or any SOR II Subsidiary or by which any property or asset of SOR II or any SOR II Subsidiary is bound (except for compliance with Laws addressed in Section 4.10, Section 4.11, Section 4.13 and Section 4.14, which are solely addressed in those Sections), or (ii) any SOR II Permits (except for SOR II Permits addressed in Section 4.10 or Section 4.11, which are solely addressed in those Sections) except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect.

Section 4.9    Litigation. Except as set forth in Section 4.9 of the SOR II Disclosure Letter, there is no material action, suit, proceeding or investigation to which SOR II or any SOR II Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of SOR II, threatened before any Governmental Authority, and, to the Knowledge of SOR II, there is no basis for any such action, suit, proceeding or investigation. Neither SOR II nor any SOR II Subsidiary has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of SOR II or the SOR II Subsidiaries. No Order of any Governmental Authority has been issued in any proceeding to which SOR II or any of the SOR II Subsidiaries is or was a party, or, to the Knowledge of SOR II, in any other proceeding, that enjoins or requires SOR II or any of the SOR II Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since December 31, 2018, none of SOR II, any SOR II Subsidiary or any Representative of the foregoing has received or made any settlement offer for any material Action to which SOR II or any SOR II Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $500,000 individually.

Section 4.10    Properties.

(a)    SOR II has made available to SOR a list of each parcel of real property currently owned or ground leased by SOR II or any SOR II Subsidiary, together with the applicable SOR II Subsidiary owning or leasing such property. Except as set forth in Section 4.10 of the SOR II Disclosure Letter or as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports): (A) SOR II or a SOR II Subsidiary owns fee simple title to each of the SOR II Properties, free and clear of Liens, except for Permitted Liens; (B) except as has not had and would not, individually or in the aggregate, have a SOR II Material Adverse Effect, neither SOR II nor any SOR II Subsidiary has received written notice of any violation of any Law affecting any portion of any of the SOR II Properties issued by any Governmental Authority; and (C) except as would not, individually or in the aggregate, have a SOR II Material Adverse Effect, neither SOR II nor any SOR II Subsidiary has received notice to the effect that there are (1) condemnation or rezoning proceedings that are pending or threatened with respect to any of the SOR II Properties or (2) zoning, building or similar Laws, codes, ordinances, orders or regulations that are or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the SOR II Properties or by the continued maintenance, operation or use of the parking areas.

(b)    SOR II has not received written notice of, nor does SOR II have any Knowledge of, any material latent defects or adverse physical conditions affecting any of the SOR II Properties or the improvements thereon, except as would not, individually or in the aggregate, have a SOR II Material Adverse Effect.

(c)    SOR II and the SOR II Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them. Neither SOR II’s nor the SOR II Subsidiaries’ ownership of any such personal property is subject to any Liens, other than Permitted Liens.

(d)    A policy of title insurance has been issued for each SOR II Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by SOR II or the applicable SOR II Subsidiary with respect to SOR II Properties that are not subject to ground leases and (B) a valid leasehold estate held by SOR II or the applicable SOR II Subsidiary that are subject to ground leases and (ii) to the Knowledge of SOR II, such insurance policies are in full force and effect, and no material claim has been made against any such policy that remains outstanding as of the date of hereof.

Section 4.11    Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect: (i) no notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of SOR II, is threatened relating to SOR II or any of the SOR II Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) SOR II and the SOR II Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) SOR II and each of the SOR II Subsidiaries is in possession of all Environmental Permits necessary for SOR II and each SOR II Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect; (iv) any and all Hazardous Substances disposed of by SOR II and each SOR II Subsidiary was done so in accordance with all applicable Environmental Laws and Environmental Permits; (v) SOR II and the SOR II Subsidiaries are not subject to any order, writ, judgment, injunction, decree, stipulation, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations of SOR II or any of the SOR II Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 4.12    Material Contracts.

(a)    SOR II has made available to SOR a true, correct and complete copy of each Contract in effect as of the date hereof to which SOR II or any SOR II Subsidiary is a party or by which any of its properties or assets are bound that:

(i)    is required to be filed with the SEC as an exhibit to SOR II’s Annual Report on Form 10-K for the year ending December 31, 2018 or any subsequent current or periodic report pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii)    is required to be described pursuant to Item 404 of Regulation S-K promulgated under the Securities Act;

(iii)    obligates SOR II or any SOR II Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $500,000 and is not cancelable within ninety (90) days without material penalty to SOR II or any SOR II Subsidiary;

(iv)    contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of SOR II or any SOR II Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by SOR II or any SOR II Subsidiary or the geographic area in which SOR II or any SOR II Subsidiary may conduct business;

(v)    is a Contract that obligates SOR II or any SOR II Subsidiary to indemnify any past or present directors, officers, or employees of SOR II or any SOR II Subsidiary pursuant to which SOR II or any SOR II Subsidiary is the indemnitor;

(vi)    constitutes (A) an Indebtedness obligation of SOR II or any SOR II Subsidiary with a principal amount as of the date hereof greater than $500,000 or (B) a Contract under which (1) any Person including SOR II or a SOR II Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of SOR II or SOR II Subsidiary or (2) SOR II or a SOR II Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including SOR II or an SOR II Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(vii)    requires SOR II or any SOR II Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $500,000 or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii)    constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(ix)    constitutes a loan to any Person (other than a Wholly Owned SOR II Subsidiary or the SOR II Operating Partnership) by SOR II or any SOR II Subsidiary in an amount in excess of $500,000;

(x)    sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of SOR II or any SOR II Subsidiary with a third party;

(xi)    prohibits the pledging of the capital stock of SOR II or any SOR II Subsidiary or prohibits the issuance of guarantees by any SOR II Subsidiary;

(xii)    contains covenants expressly limiting, in any material respect, the ability of SOR II or any SOR II Subsidiary to sell, transfer, pledge or otherwise, dispose of any material assets or business of SOR II or any SOR II Subsidiary;

(xiii)    contains restrictions on the ability of SOR II or any SOR II Subsidiary to pay dividends or other distributions (other than pursuant to the organizational documents of SOR II and SOR II Subsidiaries);

(xiv)    is with a Governmental Authority;

(xv)    has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $500,000;

(xvi)    is an employment Contract or consulting Contract;

(xvii)    provides severance, retention or transaction bonus payments, change-of-control payments or similar compensation;

(xviii)    is a settlement agreement or release of claims with any current employee or with any former employee within the past five (5) years;

(xix)    is a lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the SOR II Properties or that otherwise gives rights with regard to the use of the SOR II Properties;

(xx)    is a ground lease under which SOR II or a SOR II Subsidiary holds a leasehold interest in the SOR II Properties or any portion thereof; or

(xxi)    is both (A) not made in the ordinary course of business and (B) material to SOR II and the SOR II Subsidiaries, taken as a whole.

(b)    Each Contract in any of the categories set forth in Section 4.12(a) to which SOR II or any SOR II Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “SOR II Material Contract.”

(c)    Each SOR II Material Contract is legal, valid, binding and enforceable on SOR II and each SOR II Subsidiary that is a party thereto and, to the Knowledge of SOR II, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). The SOR II and each SOR II Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each SOR II Material Contract and, to the Knowledge of SOR II, each other party thereto has performed all obligations required to be performed by it under such SOR II Material Contract prior to the date hereof. None of SOR II or any SOR II Subsidiary, nor, to the Knowledge of SOR II, any other party thereto, is in breach or violation of, or default under, any SOR II Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any SOR II Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect. None of SOR II or any SOR II Subsidiary has received notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any SOR II Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect. Since December 31, 2018, and as of the date hereof, neither SOR II nor any SOR II Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any SOR II Material Contract.

(d)    Each management agreement pursuant to which any third party manages or operates any of the SOR II Properties on behalf of SOR II or any SOR II Subsidiary is valid, binding and in full force and effect as against SOR II or the applicable SOR II Subsidiary and, to the Knowledge of SOR II, as against the other party thereto. Neither SOR II nor any SOR II Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

Section 4.13    Taxes.

(a)    SOR II and each SOR II Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. SOR II and each SOR II Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by SOR II and each SOR II Subsidiary with respect to the taxable years ending on or after SOR II’s formation have been made available to SOR. No written claim has been proposed by any Governmental Authority in any jurisdiction where SOR II or any SOR II Subsidiary do not file Tax Returns that SOR II or any SOR II Subsidiary is or may be subject to Tax by such jurisdiction.

(b)    Beginning with its initial taxable year ending on December 31, 2014, and through and including the Closing Date (determined as if SOR II’s current taxable year ended immediately prior to Closing), SOR II (i) has been organized and operated in conformity with the requirements to qualify as a REIT under the Code and the current and proposed method of operation for SOR II is expected to enable SOR II to continue to meet the requirements for qualification as a REIT through and including the Closing Date, and (ii) has not taken or omitted to take any action which would reasonably be expected to result in SOR II’s failure to qualify as a REIT, and no challenge to SOR II’s status as a REIT is pending or threatened in writing. No SOR II Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. SOR II’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (i) SOR II’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) SOR II’s net capital gain for such year.

(c)    (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of SOR II, threatened with regard to any material Taxes or Tax Returns of SOR II or any SOR II Subsidiary; (ii) no material deficiency for Taxes of SOR II or any SOR II Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of SOR II, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect; (iii) neither SOR II nor any SOR II Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither SOR II nor any SOR II Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither SOR II nor any SOR II Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)    Each SOR II Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

(e)    Neither SOR II nor any SOR II Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f)    Since its inception, SOR II and the SOR II Subsidiaries have not incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 857(f), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) SOR II has not, and none of the SOR II Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of SOR II no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clause (iii) of the preceding sentence or any liability for Taxes described in either clause (i) or (ii) of the preceding sentence will be imposed upon SOR II or any SOR II Subsidiary.

(g)    SOR II and the SOR II Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state, local and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)    There are no SOR II Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of SOR II threatened to raise, a material claim against SOR II or any SOR II Subsidiary for any breach of any SOR II Tax Protection Agreements. As used herein, “SOR II Tax Protection Agreements” means any written agreement to which SOR II or any SOR II Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a SOR II Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a SOR II Subsidiary Partnership, SOR II or any SOR II Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “SOR II Subsidiary Partnership” means a SOR II Subsidiary that is a partnership for United States federal income tax purposes.

(i)    There are no Tax Liens upon any property or assets of SOR II or any SOR II Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j)    There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving SOR II or any SOR II Subsidiary (other than customary Tax indemnification provisions in commercial Contracts not primarily related to Taxes), and after the Closing Date neither SOR II nor any SOR II Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k)    Neither SOR II nor any SOR II Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither SOR II nor any SOR II Subsidiary is subject to written ruling of a Governmental Authority.

(l)    Neither SOR II nor any SOR II Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or any other unitary, combined, consolidated or similar Tax group or (ii) has any liability for the Taxes of any Person (other than any SOR II Subsidiary) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or (B) as a transferee or successor, by Contract, or otherwise.

(m)    Neither SOR II nor any SOR II Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n)    Neither SOR II nor any SOR II Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o)    No written power of attorney that has been granted by SOR II or any SOR II Subsidiary (other than to SOR II or a SOR II Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p)    Neither SOR II nor any SOR II Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize the status of the Merger as a reorganization within the meaning of Section 368(a) of the Code, nor to the Knowledge of SOR II, is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as such a reorganization.

(q)    SOR II is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Section 4.14    Intellectual Property. Neither SOR II nor any SOR II Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by SOR II or any SOR II Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect, (i) no Intellectual Property used by SOR II or any SOR II Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of SOR II or any SOR II Subsidiary, and (iii) SOR II and the SOR II Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of SOR II and the SOR II Subsidiaries as it is currently conducted. Since December 31, 2018, neither SOR II nor any SOR II Subsidiary has received any written or, to the Knowledge of SOR II, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 4.15    Insurance. SOR II and each SOR II Subsidiary maintain material insurance policies and all material fidelity bonds as set forth in Section 4.15 of the SOR II Disclosure Letter (which specifies the general type of insurance, insurer, policy number and aggregate limit) (the “SOR II Insurance Policies”). All such insurance policies are in full force and effect, and, as of the date hereof, no written notice of cancellation or termination has been received by SOR II or any SOR II Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default, by any insured thereunder, or permit termination or modification, of any of the policies, except as would not, individually or in the aggregate, reasonably be expected to have a SOR II Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a SOR II Material Adverse Effect, all premiums currently due and payable under all SOR II Insurance Policies have been paid, and SOR II and the SOR II Subsidiaries have otherwise complied in all material respects with the terms and conditions of all SOR II Insurance Policies.

Section 4.16    Benefit Plans.

(a) SOR II and the SOR II Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither SOR II nor any SOR II Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)    Except as individually or in the aggregate, have not had and would not reasonably be expected to have SOR II Material Adverse Effect, none of SOR II, any SOR II Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to SOR II or any SOR II Subsidiary.

(c)    None of SOR II, any SOR II Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(d)    No amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(e)    Neither SOR II nor any SOR II Subsidiary is a party to or has any obligation under any Contract or otherwise to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(f)    Neither SOR II nor any SOR II Subsidiary has, or has ever had, any employees.

Section 4.17    Related-Party Transactions. Except as described in the publicly available SOR II SEC Documents filed with or furnished to the SEC after December 31, 2016 and prior to the date hereof, no agreements, arrangements or understandings between SOR II or any SOR II Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among SOR II and SOR II Subsidiaries) (the “SOR II Related-Party Agreements”), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation  S-K promulgated by the SEC.

Section 4.18    Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.18 of the SOR II Disclosure Letter, each in a fee amount not to exceed the amount set forth in

Section 4.18 of the SOR II Disclosure Letter, pursuant to the terms of the engagement letter between SOR II and such Person, true, correct and complete copies of which have been provided to SOR prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the SOR II or any SOR II Subsidiary.

Section 4.19    Opinion of Financial Advisor. The SOR II Special Committee has received the opinion of SunTrust Robinson Humphrey, Inc. (the “SOR II Financial Advisor”) (which if initially received verbally, will be confirmed by a written opinion), dated the date of this Agreement, to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of the SOR II Common Stock other than SOR, the Advisor and their respective Affiliates. SOR II will deliver to SOR a complete and correct copy of such opinion promptly after receipt thereof by the SOR II Special Committee solely for informational purposes. SOR II acknowledges that the opinion of the SOR Financial Advisor contemplated by Section 5.19 is for the benefit of the SOR Special Committee and that SOR II shall not be entitled to rely on that opinion for any purpose.

Section 4.20    Takeover Statutes. Neither SOR II nor any SOR II Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of SOR as defined in Section 3-601 of the MGCL. The SOR II Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. There is no stockholders’ rights plan or “poison pill” anti-takeover plan in effect to which SOR II or any SOR II Subsidiary is subject to, party to or otherwise bound. No dissenters’, appraisal or similar rights are available to the holders of SOR II Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.21    Information Supplied. None of the information relating to SOR II or any SOR II Subsidiary contained or incorporated by reference in the Proxy Statement or the Form S-4 or that is provided by SOR II or any SOR II Subsidiary in writing for inclusion or incorporation by reference in any document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Proxy Statement, at the time of the mailing thereof, at the time of the Stockholders Meeting, at the time the Form S-4 is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4, at the time such document is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that SOR II is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to SOR II, its officers, directors and partners and the SOR II Subsidiaries (or other information supplied by or on behalf of SOR II or any SOR II Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by or on behalf of the SOR Parties.

Section 4.22     No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 4, or any document, agreement, certificate or other instrument contemplated hereby, none of SOR II or any other Person on behalf of SOR II has made any representation or warranty, expressed or implied, with respect to SOR II or any SOR II Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding SOR II or any SOR II Subsidiary. In particular, without limiting the foregoing disclaimer, none of SOR II or any other Person on behalf of SOR II makes or has made any representation or warranty to any SOR Party or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by SOR II in this Article 4, or any document, agreement, certificate or other instrument contemplated hereby, any oral or written information presented to the SOR Parties or any of their respective Affiliates or Representatives in the course of their due diligence of SOR II, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, SOR II acknowledges and agrees that none of the SOR Parties or any other Person has made or is making any representations or warranties relating to the SOR Parties whatsoever, express or implied, beyond those expressly given by any SOR Party in Article 5, or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding any SOR Party furnished or made available to SOR II or any of its respective Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE SOR PARTIES

Except (a) as set forth in the disclosure letter prepared by the SOR Parties and delivered by the SOR Parties to SOR II prior to the execution and delivery of this Agreement (the “SOR Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the SOR Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other Sections be cross-referenced); provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the SOR Disclosure Letter corresponding to such Fundamental Representation; provided, further, that nothing in the SOR Disclosure Letter is intended to broaden the scope of any representation or warranty of the SOR Parties made herein) or (b) as disclosed in the SOR SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after December 31, 2018 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein or filed as exhibits thereto and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, non-specific, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such SOR SEC Documents to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face; provided, that the disclosures in the SOR SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding Section of the SOR Disclosure Letter, or (ii) Section 5.5(a)-(b) (SEC Documents; Financial Statements), the SOR Parties hereby jointly and severally represent and warrant as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to SOR II that:

Section 5.1    Organization and Qualification; Subsidiaries.

(a)    SOR is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of SOR and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect.

(b)    Each SOR Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each SOR Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect.

(c)    Section 5.1(c) of the SOR Disclosure Letter sets forth a true and complete list of the SOR Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which SOR and the SOR Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by SOR in each SOR Subsidiary, including a list of each SOR Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary and each SOR Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d)    Except as set forth on Section 5.1(d) of the SOR Disclosure Letter, neither SOR nor any SOR Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the SOR Subsidiaries and investments in short-term investment securities).

(e)    SOR has made available to SOR II complete and correct copies of the SOR Governing Documents. Each of SOR, the SOR Operating Partnership and BVI is in compliance with the terms of its SOR Governing Documents in all material respects. True and complete copies of SOR’s and the SOR Operating Partnership’s minute books, as applicable, have been made available by SOR to SOR II.

(f)    Except as set forth on Section 5.1(f) of the SOR Disclosure Letter, SOR has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the SOR Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2    Authority.

(a)    Each of the SOR Parties has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by each of the SOR Parties and the consummation by the SOR Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate and limited liability company action, and no other corporate or limited liability company proceedings on the part of the SOR Parties are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT.

(b)    This Agreement has been duly executed and delivered by the SOR Parties, and assuming due authorization, execution and delivery by SOR II, constitutes a legally valid and binding obligation of the SOR Parties, enforceable against the SOR Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)    On the recommendation of the SOR Special Committee, the SOR Board (including a majority of directors and independent directors not otherwise interested in the Merger) has (i) determined that the terms of this Agreement, the Merger, the Amended and Restated SOR Advisory Agreement and the other transactions contemplated by this Agreement are advisable and in the best interest of SOR and that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair and reasonable to SOR and are on terms and conditions no less favorable to SOR than those available from unaffiliated third parties, and (ii) approved and authorized this Agreement, the Merger, the Amended and Restated SOR Advisory Agreement and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)    On the recommendation of the Audit Committee of the Board of Directors of BVI, the Board of Directors of BVI has (i) determined that the terms of this Agreement and the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of BVI, and (ii) approved and authorized this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(e)    BVI, acting on behalf of Pacific Oak SOR Properties LLC, a Delaware limited liability company, acting on behalf of Merger Sub Manager, acting on behalf of Merger Sub, has approved this Agreement and the Merger.

Section 5.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each of the SOR Parties do not, and the performance of this Agreement and its obligations hereunder will not (i) conflict with or violate any provision of (A) the SOR Governing Documents or the Merger Sub Governing Documents or (B) any equivalent organizational or governing documents of any SOR Subsidiary, (ii) conflict with or violate any Law applicable to SOR or any SOR Subsidiary or by which any property or asset of SOR or any SOR Subsidiary is bound, or (iii) except as contemplated by Section 5.3(b), require any consent or approval under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of SOR or any SOR Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of SOR or any SOR Subsidiary pursuant to, any Contract or Permit to which SOR or any SOR Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect.

(b)    Except as set forth in Section 5.3(b) of the SOR Disclosure Letter, no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by SOR or any SOR Subsidiary in connection with the execution, delivery and performance by the SOR Parties of this Agreement. As of the date hereof, to the Knowledge of SOR, the SOR Parties are not aware of any reason why the necessary approvals referenced in the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis. The execution and delivery of this Agreement by each of the SOR Parties do not, and the performance of this Agreement and its obligations hereunder will not, (i) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any applicable Law, any Contract or other instrument or agreement of SOR or any SOR Subsidiary or to which SOR, any SOR Subsidiary or any of their Properties is subject or bound, or (ii) require SOR or SOR Subsidiary to obtain any consent or approval under any such law, Contract or other instrument or agreement, except for (A) the Proxy Statement, the Form S-4 and the declaration of effectiveness of the Form S-4, and such reports under, and other compliance with, the

Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (B) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (C) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (D) the consents, authorizations, orders or approvals of each Governmental Authority or third party listed in Section 5.3(b) of the SOR Disclosure Letter and (E) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect..

Section 5.4     Capital Structure.

(a)    The authorized capital stock of SOR consists of 1,010,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock with par value of $0.01 per share (“SOR Common Stock”), and 10,000,000 shares are designated as preferred stock with a par value of $0.01 per share (“SOR Preferred Stock”). As of the date of this Agreement, (i) 65,847,283 shares of SOR Common Stock were issued and outstanding, (ii) no shares of SOR Preferred Stock were issued and outstanding, and (iii) no shares of SOR Common Stock were reserved for issuance upon redemption of partnership interests of the SOR Operating Partnership. All of the outstanding shares of capital stock of SOR are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. There is no other outstanding capital stock of SOR.

(b)    As of the date of this Agreement, all of the partnership interests of the SOR Operating Partnership are held by SOR or a Wholly Owned SOR Subsidiary, free and clear of all Liens other than Permitted Liens and free of preemptive rights. All of the partnership interests of the SOR Operating Partnership are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)    All of the outstanding shares of capital stock of each of the SOR Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the SOR Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the SOR Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth on Section 5.1(c) of the SOR Disclosure Letter, SOR or the SOR Operating Partnership owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the SOR Subsidiaries, free and clear of all Liens other than Permitted Liens and free of preemptive rights.

(d)    Except as set forth in Section 5.4(d) of the SOR Disclosure Letter, there are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of SOR or any SOR Subsidiary issued and outstanding (“SOR Voting Debt”). Except as set forth in Section 5.4(d) of the SOR Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which SOR or any of the SOR Subsidiaries is a party or by which any of them is bound obligating SOR or any of the SOR Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of SOR or any SOR Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) except as provided under the SOR SRP, redeem, repurchase or otherwise acquire any such shares of capital stock, SOR Voting Debt or other equity interests.

(e)    Neither SOR nor any SOR Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of SOR or any of the SOR Subsidiaries. Neither SOR nor any SOR Subsidiary has granted any registration rights on any of its capital stock other than as set forth in Section 5.4(e) of the SOR Disclosure Letter. No SOR Common Stock is owned by any SOR Subsidiary.

(f)    All dividends or other distributions on the shares of SOR Common Stock or partnership interests of the SOR Operating Partnership and any material dividends or other distributions on any securities of any SOR Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.5    SEC Documents; Financial Statements; Internal Controls; Off-Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)    SOR has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules, registration statements, prospectuses, reports and exhibits required to be filed or furnished by SOR under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since December 31, 2016 (the forms, documents, financial statements (including those referenced in Section 5.5(d)) and reports filed with the SEC since December 31, 2016, and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “SOR SEC Documents”). SOR has timely paid all fees due in connection with any SOR SEC Document. As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the SOR SEC Documents (i) complied, or with respect to SOR SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to SOR SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the SOR SEC Documents is, to the Knowledge of SOR, the subject of ongoing SEC review or threatened review, and SOR does not have any outstanding and unresolved comments from the SEC with respect to any SOR SEC Documents. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of SOR, threatened. None of the SOR SEC Documents is the subject of any confidential treatment request by SOR.

(b)    SOR has made available to SOR II complete and correct copies of all written correspondence between the SEC, on the one hand, and SOR, on the other hand, since December 31, 2016. No SOR Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(c)    At all applicable times, SOR has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations thereunder, as amended from time to time.

(d)    The consolidated audited and unaudited financial statements of SOR and the SOR Subsidiaries included, or incorporated by reference, in the SOR SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later SOR SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of SOR and SOR Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act, which such adjustments are not, in the aggregate, material to SOR) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of SOR and the SOR Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, stockholders’ equity and cash flows of SOR and the SOR Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of SOR, threatened, in each case regarding any accounting practices of SOR.

(e)    Since December 31, 2016, (A) SOR has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are effective to ensure that material information required to be disclosed by SOR in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to SOR’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of SOR required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting SOR’s management to material information required to be included in SOR’s periodic reports required under the Exchange Act. SOR and SOR Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. SOR has disclosed to SOR’s auditors and audit committee (and made summaries of such disclosures available to SOR II) (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect SOR’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(f)    SOR is not, and none of the SOR Subsidiaries are, a party to, and neither SOR nor any SOR Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among SOR and any SOR Subsidiary, on the one hand, and any unconsolidated Affiliate of SOR or any SOR Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, SOR, any SOR Subsidiary or SOR’s or such SOR Subsidiary’s audited financial statements or other SOR SEC Documents.

(g)    Neither SOR nor any SOR Subsidiary is required to be registered as an investment company under the Investment Company Act.

(h)    SOR, SOR Subsidiaries and their controlled Affiliates (including in each case any of their officers, directors or employees) have complied with the Anti-Corruption Law. Neither SOR nor any SOR Subsidiary nor, to the Knowledge of SOR, any director, officer or Representative of SOR or any SOR Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither SOR nor any SOR Subsidiary has received any written communication that alleges that SOR or any SOR Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 5.6    Absence of Certain Changes or Events. Except as set forth in Section 5.6 of the SOR Disclosure Letter, since December 31, 2018 through the date of this Agreement, there has not been any SOR Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a SOR Material Adverse Effect.

Section 5.7    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of SOR dated as of September 30, 2019 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business since September 30, 2019, neither SOR nor any SOR Subsidiary has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a SOR Material Adverse Effect.

Section 5.8    Permits; Compliance with Law.

(a)     Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.10 and Section 5.11, which are addressed solely in those Sections, SOR and each SOR Subsidiary is in possession of Permits necessary for SOR and each SOR Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “SOR Permits”), and all such SOR Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the SOR Permits, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect. SOR has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay would not have a SOR Material Adverse Effect. No event has occurred with respect to any of the SOR Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such SOR Permits. Neither SOR nor any of the SOR Subsidiaries has received any notice indicating, nor to the Knowledge of SOR, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of SOR or the SOR Subsidiaries that impairs the validity of any SOR Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any SOR Permit, except where the impairment or revocation of any such SOR Permit, individually, or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect.

(b)    Neither SOR nor any SOR Subsidiary is, and for the past three (3) years has been, in conflict with, or in default or violation of, (i) any Law applicable to SOR or any SOR Subsidiary or by which any property or asset of SOR or any SOR Subsidiary is bound (except for compliance with Laws addressed in Section 5.10, Section 5.11, Section 5.13 and Section 5.14, which are solely addressed in those Sections), or (ii) any SOR Permits (except for the SOR Permits addressed in Section 5.10 or Section 5.11, which are solely addressed in those Sections), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect.

Section 5.9    Litigation. Except as set forth in Section 5.9 of the SOR Disclosure Letter, there is no material action, suit, proceeding or investigation to which SOR or any SOR Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of SOR, threatened before any Governmental Authority, and, to the Knowledge of SOR, there is no basis for any such action, suit, proceeding or investigation. Neither SOR nor any SOR Subsidiary has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of SOR or the SOR Subsidiaries. No Order of any Governmental Authority has been issued in any proceeding to which SOR or any of the SOR Subsidiaries is or was a party, or, to the Knowledge of SOR, in any other proceeding, that enjoins or requires SOR or any of the SOR Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since December 31, 2018, none of SOR, any SOR Subsidiary or any Representative of the foregoing has received or made any settlement offer for any material Action to which SOR or any SOR Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $1,000,000 individually.

Section 5.10    Properties.

(a)    SOR has made available to SOR II a list of each parcel of real property currently owned or ground leased by SOR or any SOR Subsidiary, together with the applicable SOR Subsidiary owning or leasing such property. Except as set forth in Section 5.10 of the SOR Disclosure Letter or as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports): (A) SOR or a SOR Subsidiary owns fee simple title to each of the SOR Properties, free and clear of Liens, except for Permitted Liens; (B) except as has not had and would not, individually or in the aggregate, have a SOR Material Adverse Effect, neither SOR nor any SOR Subsidiary has received written notice of any violation of any Law affecting any portion of any of the SOR Properties issued by any Governmental Authority; and (C) except as would not, individually or in the aggregate, have a SOR Material Adverse Effect, neither SOR nor any SOR Subsidiary has received notice to the effect that there are (1) condemnation or rezoning proceedings that are pending or threatened with respect to any of the SOR Properties or (2) zoning, building or similar Laws, codes, ordinances, orders or regulations that are or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the SOR Properties or by the continued maintenance, operation or use of the parking areas.

(b)    SOR has not received written notice of, nor does SOR have any Knowledge of, any material latent defects or adverse physical conditions affecting any of the SOR Properties or the improvements thereon, except as would not, individually or in the aggregate, have a SOR Material Adverse Effect.

(c)    SOR and the SOR Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them. Neither SOR’s nor the SOR Subsidiaries’ ownership of any such personal property is subject to any Liens, other than Permitted Liens.

(d)    A policy of title insurance has been issued for each SOR Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by SOR or the applicable SOR Subsidiary with respect to SOR Properties that are not subject to ground leases and (B) a valid leasehold estate held by SOR or the applicable SOR Subsidiary that are subject to ground leases and (ii) to the Knowledge of SOR, such insurance policies are in full force and effect, and no material claim has been made against any such policy that remains outstanding as of the date of hereof.

Section 5.11    Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect: (i) no notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of SOR, is threatened relating to SOR or any of the SOR Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) SOR and the SOR Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) SOR and each of the SOR Subsidiaries is in possession of all Environmental Permits necessary for SOR and each SOR Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect; (iv) any and all Hazardous Substances disposed of by SOR and each SOR Subsidiary was done so in accordance with all applicable Environmental Laws and Environmental Permits; (v) SOR and the SOR Subsidiaries are not subject to any order, writ, judgment, injunction, decree, stipulation, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations of SOR or any of the SOR Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 5.12    Material Contracts.

(a)    SOR has made available to SOR II a true, correct and complete copy of each Contract in effect as of the date hereof to which SOR or any SOR Subsidiary is a party or by which any of its properties or assets are bound that:

(i)    is required to be filed with the SEC as an exhibit to SOR’s Annual Report on Form 10-K for the year ending December 31, 2018 or any subsequent current or periodic report pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii)    is required to be described pursuant to Item 404 of Regulation S-K, promulgated under the Securities Act;

(iii)    obligates the SOR Parties or any other SOR Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000 and is not cancelable within ninety (90) days without material penalty to the SOR Parties or any other SOR Subsidiary;

(iv)    contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the SOR Parties or any other SOR Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by the SOR Parties or any other SOR Subsidiary or the geographic area in which the SOR Parties or any other SOR Subsidiary may conduct business;

(v)    is a Contract that obligates the SOR Parties or any other SOR Subsidiary to indemnify any past or present directors, officers, or employees of the SOR Parties or any other SOR Subsidiary pursuant to which the SOR Parties or any other SOR Subsidiary is the indemnitor;

(vi)    constitutes (A) an Indebtedness obligation of the SOR Parties or any other SOR Subsidiary with a principal amount as of the date hereof greater than $1,000,000 or (B) a Contract under which (1) any Person including SOR or a SOR Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of SOR or SOR Subsidiary or (2) SOR or a SOR Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including SOR or another SOR Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(vii)    requires the SOR Parties or any other SOR Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $1,000,000 or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii)    constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(ix)    constitutes a loan to any Person (other than a Wholly Owned SOR Subsidiary or the SOR Operating Partnership) by SOR or any SOR Subsidiary in an amount in excess of $1,000,000;

(x)    sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of the SOR Parties or any other SOR Subsidiary with a third party;

(xi)    prohibits the pledging of the capital stock of SOR or any SOR Subsidiary or prohibits the issuance of guarantees by any SOR Subsidiary;

(xii)    contains covenants expressly limiting, in any material respect, the ability of SOR or any SOR Subsidiary to sell, transfer, pledge or otherwise, dispose of any material assets or business of SOR or any SOR Subsidiary;

(xiii)    contains restrictions on the ability of SOR or any SOR Subsidiary to pay dividends or other distributions (other than pursuant to the organizational documents of SOR and SOR Subsidiaries);

(xiv)    is with a Governmental Authority;

(xv)    has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $1,000,000;

(xvi)    is an employment Contract or consulting Contract;

(xvii)    provides severance, retention or transaction bonus payments, change-of-control payments or similar compensation;

(xviii)    is a settlement agreement or release of claims with any current employee or with any former employee within the past five (5) years;

(xix)    is a lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the SOR Properties or that otherwise gives rights with regard to the use of the SOR Properties;

(xx)    is a ground lease under which SOR or a SOR Subsidiary holds a leasehold interest in the SOR Properties or any portion thereof; or

(xxi)    is both (A) not made in the ordinary course of business and (B) material to SOR and the SOR Subsidiaries, taken as a whole.

(b)    Each Contract in any of the categories set forth in Section 5.12(a) to which the SOR Parties or any other SOR Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “SOR Material Contract.”

(c)    Each SOR Material Contract is legal, valid, binding and enforceable on the SOR Parties and each other SOR Subsidiary that is a party thereto and, to the Knowledge of SOR, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). The SOR Parties and each other SOR Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each SOR Material Contract and, to the Knowledge of SOR, each other party thereto has performed all obligations required to be performed by it under such SOR Material Contract prior to the date hereof. None of the SOR Parties or any other SOR Subsidiary, nor, to the Knowledge of SOR, any other party thereto, is in breach or violation of, or default under, any SOR Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any SOR Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect. None of the SOR Parties or any other SOR Subsidiary has received notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any SOR Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect. Since December 31, 2018 and as of the date hereof, neither SOR nor any SOR Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any SOR Material Contract.

(d)    Each management agreement pursuant to which any third party manages or operates any of the SOR Properties on behalf of SOR or any SOR Subsidiary is valid, binding and in full force and effect as against SOR or the applicable SOR Subsidiary and, to the Knowledge of SOR, as against the other party thereto. Neither SOR nor any SOR Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

Section 5.13    Taxes.

(a)    Each SOR Party and each other SOR Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Each SOR Party and each other SOR Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by SOR and each SOR Subsidiary with respect to the taxable years ending on or after SOR’s formation have been made available to SOR II. No written claim has been proposed by any Governmental Authority in any jurisdiction where SOR or any SOR Subsidiary do not file Tax Returns that SOR or any SOR Subsidiary is or may be subject to Tax by such jurisdiction.

(b)    Beginning with its initial taxable year ending on December 31, 2014, and through and including the Closing Date (determined as if SOR’s current taxable year ended immediately prior to Closing), SOR (i) has been organized and operated in conformity with the requirements to qualify as a REIT under the Code and the current and proposed method of operation for SOR is expected to enable SOR to continue to meet the requirements for qualification as a REIT through and including the Closing Date, and (ii) has not taken or omitted to take any action which would reasonably be expected to result in SOR’s failure to qualify as a REIT, and no challenge to SOR’s status as a REIT is pending or threatened in writing. No SOR Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. SOR’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (i) SOR’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) SOR’s net capital gain for such year.

(c)    (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of SOR, threatened with regard to any material Taxes or Tax Returns of SOR or any SOR Subsidiary; (ii) no material deficiency for Taxes of SOR or any SOR Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of SOR, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect; (iii) neither SOR nor any SOR Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither SOR nor any SOR Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither SOR nor any SOR Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)    Each SOR Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

(e)    Neither SOR nor any SOR Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f)    Since its inception, SOR and the SOR Subsidiaries have not incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 857(f), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) SOR has not, and none of the SOR Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of SOR no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clause (iii) of the preceding sentence or any liability for Taxes described in either clause (i) or (ii) of the preceding sentence will be imposed upon SOR or any SOR Subsidiary.

(g) SOR and the SOR Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state, local and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)    There are no SOR Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of SOR threatened to raise, a material claim against SOR or any SOR Subsidiary for any breach of any SOR Tax Protection Agreements. As used herein, “SOR Tax Protection Agreements” means any written agreement to which SOR or any SOR Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a SOR Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a SOR Subsidiary Partnership, SOR or any SOR Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “SOR Subsidiary Partnership” means a SOR Subsidiary that is a partnership for United States federal income tax purposes.

(i)    There are no Tax Liens upon any property or assets of SOR or any SOR Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j)    There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving SOR or any SOR Subsidiary (other than customary Tax indemnification provisions in commercial Contracts not primarily related to Taxes), and after the Closing Date neither SOR nor any SOR Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k)    Neither SOR nor any SOR Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither SOR nor any SOR Subsidiary is subject to written ruling of a Governmental Authority.

(l)    Neither SOR nor any SOR Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or any other unitary, combined, consolidated or similar Tax group or (ii) has any liability for the Taxes of any Person (other than any SOR Subsidiary) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or (B) as a transferee or successor, by Contract, or otherwise.

(m)    Neither SOR nor any SOR Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n)    Neither SOR nor any SOR Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o)    No written power of attorney that has been granted by SOR or any SOR Subsidiary (other than to SOR or a SOR Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p)    Neither SOR nor any SOR Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize the status of the Merger as a reorganization within the meaning of Section 368(a) of the Code, nor to the Knowledge of SOR, is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as such a reorganization.

(q)    SOR is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Section 5.14    Intellectual Property. Neither SOR nor any SOR Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by SOR or any SOR Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect, (i) no Intellectual Property used by SOR or any SOR Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of SOR or any SOR Subsidiary, and (iii) SOR and the SOR Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of SOR and the SOR Subsidiaries as it is currently conducted. Since December 31, 2018, neither SOR nor any SOR Subsidiary has received any written or, to the Knowledge of SOR, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 5.15    Insurance. SOR and each SOR Subsidiary maintain material insurance policies and all material fidelity bonds as set forth in Section 5.15 of the SOR Disclosure Letter (which specifies the general type of insurance, insurer, policy number and aggregate limit) (the “SOR Insurance Policies”). All such insurance policies are in full force and effect, and, as of the date hereof, no written notice of cancellation or termination has been received by SOR or any SOR Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default, by any insured thereunder, or permit termination or modification, of any of the policies, except as would not, individually or in the aggregate, reasonably be expected to have a SOR Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a SOR Material Adverse Effect, all premiums currently due and payable under all SOR Insurance Policies have been paid, and SOR and the SOR Subsidiaries have otherwise complied in all material respects with the terms and conditions of all SOR Insurance Policies.

Section 5.16    Benefit Plans.

(a)    SOR and the SOR Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither SOR nor any SOR Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)    Except as individually or in the aggregate, have not had and would not reasonably be expected to have SOR Material Adverse Effect, none of SOR, any SOR Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to SOR or any SOR Subsidiary.

(c)    None of SOR, any SOR Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(d)    No amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(e)    Neither SOR nor any SOR Subsidiary is a party to or has any obligation under any Contract or otherwise to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(f)    Neither SOR nor any SOR Subsidiary has, or has ever had, any employees.

Section 5.17    Related-Party Transactions. Except as described in the publicly available SOR SEC Documents filed with or furnished to the SEC on or after December 31, 2016 and prior to the date hereof, no agreements, arrangements or understandings between any of the SOR Parties or any other SOR Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among SOR and SOR Subsidiaries (the “SOR Related-Party Agreements”), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.18 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 5.18 of the SOR Disclosure Letter, each in a fee amount not to exceed the amount set forth in

Section 5.18 of the SOR Disclosure Letter, pursuant to the terms of the engagement letter between SOR and such Person, true, correct and complete copies of which have been provided to SOR II prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the SOR Parties or any other SOR Subsidiary.

Section 5.19    Opinion of Financial Advisor. The SOR Special Committee has received the opinion of Houlihan Lokey Capital, Inc. (the “SOR Financial Advisor”) (which, if initially rendered verbally, will be confirmed by a written opinion, dated the same date), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Exchange Ratio is fair to SOR, from a financial point of view. SOR will deliver to SOR II a complete and correct copy of such opinion promptly after receipt thereof by the SOR Special Committee solely for informational purposes. SOR and Merger Sub acknowledge that the opinion of the SOR II Financial Advisor contemplated by Section 4.19 is for the benefit of the SOR II Special Committee and that neither SOR nor Merger Sub shall be entitled to rely on that opinion for any purpose.

Section 5.20    Takeover Statutes. None of SOR, Merger Sub or any SOR Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of SOR II as defined in Section 3-601 of the MGCL. The SOR Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger. No other Takeover Statutes are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of SOR Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.21    Information Supplied. None of the information relating to SOR or any SOR Subsidiary contained or incorporated by reference in the Proxy Statement or the Form S-4 or that is provided by SOR or any SOR Subsidiary in writing for inclusion or incorporation by reference in any document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Proxy Statement, at the time of the mailing thereof, at the time of the Stockholders Meeting, at the time the Form S-4 is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4 at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that SOR is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to SOR, its officers, directors and partners and the SOR Subsidiaries (or other information supplied by or on behalf of SOR or any SOR Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by or on behalf of SOR II.

Section 5.22     Ownership of Merger Sub; No Prior Activities.

(a)    Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are indirectly owned by SOR.

(b)    Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Merger Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.23    Financing. As of the Closing, SOR will have available to it all funds necessary to satisfy all of its obligations hereunder and transactions contemplated hereby.

Section 5.24    No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5, or any document, agreement, certificate or other instrument contemplated hereby, none of the SOR Parties or any other Person on behalf of a SOR Party has made any representation or warranty, expressed or implied, with respect to the SOR Parties or any other SOR Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the SOR Parties or any other SOR Subsidiary. In particular, without limiting the foregoing disclaimer, none of the SOR Parties or any other Person on behalf of a SOR Party makes or has made any representation or warranty to SOR II or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by the SOR Parties in this Article 5, or any document, agreement, certificate or other instrument contemplated hereby, any oral or written information presented to SOR II or any of their respective Affiliates or Representatives in the course of their due diligence of the SOR Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the SOR Parties acknowledge and agree that none of SOR II or any other Person has made or is making any representations or warranties relating to SOR II whatsoever, express or implied, beyond those expressly given by SOR II in Article 4, or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding SOR II furnished or made available to the SOR Parties or any of their respective Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1    Conduct of Business by SOR II.

(a)    SOR II covenants and agrees that, between the date of this Agreement and the earlier to occur of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by Law, (2) as may be consented to in advance in writing by SOR (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.1 of the SOR II Disclosure Letter, SOR II shall, and shall cause each of the SOR II Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (B) maintain the status of SOR II as a REIT.

(b)    Without limiting the foregoing, SOR II covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by SOR (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.1 of the SOR II Disclosure Letter, SOR II shall not, and shall not cause or permit any SOR II Subsidiary to, do any of the following:

(i) (A) amend or propose to amend the SOR II Governing Documents or such equivalent organizational or governing documents of any SOR II Subsidiary, (B) amend the SOR II DRP or the SOR II SRP in a material manner or (C) waive the stock ownership limit or create an Excepted Holder Limit (as defined in the SOR II Charter) under the SOR II Charter;

(ii)    adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of SOR II or any SOR II Subsidiary;

(iii)    declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of SOR II or any SOR II Subsidiary or other equity securities or ownership interests in SOR II or any SOR II Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by SOR II of regular dividends in accordance with past practice at a monthly rate not to exceed $0.00799167 per share of SOR II Common Stock, or the quarterly equivalent thereof, (B) the declaration and payment by SOR II Operating Partnership of regular distributions in accordance with past practice and for any interim period through the Closing Date, on the partnership interests of the SOR II Operating Partnership, (C) the declaration and payment of dividends or other distributions to SOR II by any directly or indirectly Wholly Owned SOR II Subsidiary, and (D) distributions by any SOR II Subsidiary that is not wholly owned, directly or indirectly, by SOR II, in accordance with the requirements of the organizational documents of such SOR II Subsidiary; provided, that SOR II may pay a dividend in excess of $0.00799167 per share in a given month in order to make up for any prior suspension or reduction of regular dividends occurring after the date of this Agreement so long as the total of all dividends paid after the date of this Agreement does not at any time exceed an average monthly rate of $0.00799167 per share; and provided further, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), SOR II and any SOR II Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for SOR II to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv)    redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of SOR II or a SOR II Subsidiary; provided, that, after the filing of the Form S-4, SOR II may effect “Special Redemptions” in accordance with (and as defined in) the SOR II SRP;

(v)    except (A) for transactions among SOR II and one or more Wholly Owned SOR II Subsidiaries or among one or more Wholly Owned SOR II Subsidiaries and (B) for issuances of SOR II Common Stock pursuant to the SOR II DRP after the filing of the Form S-4, issue, sell, pledge, dispose, encumber or grant any shares of SOR II or any of the SOR II Subsidiaries’ capital stock (including the partnership interests of the SOR II Operating Partnership), or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of SOR II or any of the SOR II Subsidiaries’ capital stock (including the partnership interests of the SOR II Operating Partnership), or any options, warrants, convertible securities or other rights of any kind to acquire any shares of SOR II Capital Stock or any of the SOR II Subsidiaries’ capital stock or other equity interests;

(vi)    acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material assets, except (A) acquisitions by SOR II or any Wholly Owned SOR II Subsidiary of or from an existing Wholly Owned SOR II Subsidiary and (B) other acquisitions in the ordinary course of business;

(vii)    sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business, provided that any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (A) the satisfaction of any margin call, (B) the posting of collateral in connection with any Contract to which SOR II or any SOR II Subsidiary is a party or (C) a transaction solely between or among Wholly Owned SOR II Subsidiaries, shall be considered to be done in the ordinary course of business;

(viii)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person, or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of SOR II or any of the SOR II Subsidiaries, except (A) Indebtedness incurred under SOR II’s then-existing credit facilities in the ordinary course of business (including to the extent necessary to pay dividends permitted by Section 6.1(b)(iii)), (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $1,000,000, and (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on SOR II compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing);

(ix)    make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any Wholly Owned SOR II Subsidiary;

(x)    other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any SOR II Material Contract (or any Contract that, if existing as of the date hereof, would be a SOR II Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing SOR II Material Contract that occurs automatically without any action (other than notice of renewal) by SOR II or any SOR II Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(xi)    authorize, make or commit to make any capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;

(xii)    make any payment, direct or indirect, of any liability of SOR II or any SOR II Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xiii)    waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of SOR II made available to SOR prior to the date of this Agreement or (y) that do not exceed $500,000 individually or $1,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against SOR II or any SOR II Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by SOR II or any of the SOR II Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xix)), and (D) with respect to any Action involving any present, former or purported holder or group of holders of SOR II Common Stock in accordance with Section 7.6(c);

(xiv)    (A) increase in any manner the amount, rate or terms of compensation or benefits of any of SOR II’s current or former employees, officers or directors, except for increases in annual salary or wage rate in the ordinary course of business and except for reasonable compensation that may be payable to the members of the SOR II Special Committee, or (B) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xv)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on the date hereof, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xvi)    enter into any new line of business;

(xvii)    form any new fund, joint venture, non-traded real estate investment trust or other pooled investment vehicle, or consent to any material amendment or modification of the terms of an existing fund, joint venture, non-traded real estate investment trust or other pooled investment vehicle;

(xviii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xix)    enter into or modify in a manner adverse to SOR II any SOR II Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, give or request any waiver of a statute of limitation with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve SOR II’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any SOR II Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause SOR II to fail to qualify as a REIT or any SOR II Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xxi)    adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization except in connection with any transaction permitted by Section 6.1(b)(vi) or Section 6.1(b)(vii) in a manner that would not reasonably be expected to be materially adverse to SOR II or to prevent or impair the ability of SOR II to consummate the Merger;

(xxii)    amend or modify the engagement letters entered into with the Persons listed on Section 4.18 of the SOR II Disclosure Letter, in a manner adverse to SOR II or any SOR II Subsidiary, or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxiii)    make any payment, loan, distribution or transfer of assets to Advisor or its Affiliates (other than SOR II and any SOR II Subsidiary) except in such amount and as expressly contemplated by this Agreement, the Termination Agreement or the SOR II Advisory Agreement;

(xxiv)    take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the SOR II Common Stock with respect to the Merger;

(xxv)    permit any Liens, other than Permitted Liens; or

(xxvi)    authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit SOR II from taking any action, at any time or from time to time, that in the reasonable judgment of the SOR II Board, upon advice of counsel to SOR II, is reasonably necessary (i) for SOR II to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that SOR

II or any SOR II Subsidiary be registered as an investment company under the Investment Company Act, including in each case, making dividend or any other actual, constructive or deemed distribution payments to stockholders of SOR II in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii).

Section 6.2    Conduct of Business by SOR.

(a)    SOR covenants and agrees that during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by SOR II (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.2 of the SOR Disclosure Letter, each of the SOR Parties shall, and shall cause each of the other SOR Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (B) maintain the status of SOR as a REIT.

(b)    Without limiting the foregoing, SOR covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by SOR II (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.2 of the SOR Disclosure Letter, the SOR Parties shall not, and shall not cause or permit any other SOR Subsidiary to, do any of the following:

(i)    (A) amend or propose to amend the SOR Governing Documents or such equivalent organizational or governing documents of any SOR Subsidiary, (B) amend the SOR DRP or the SOR SRP in a material manner, or (C) waive the stock ownership limit or create an Excepted Holder Limit (as defined in the SOR Charter) under the SOR Charter;

(ii)    adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of SOR or any SOR Subsidiary;

(iii)    declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of SOR or any SOR Subsidiary or other equity securities or ownership interests in SOR or any SOR Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by SOR of regular dividends in accordance with past practice at a quarterly rate not to exceed $0.0086 per share of SOR Common Stock (or a monthly rate not to exceed $0.00286667 per share), (B) the declaration and payment by the SOR Operating Partnership of regular distributions in accordance with past practice and for any interim period through the Closing Date, on the partnership interests of the SOR Operating Partnership, (C) the declaration and payment of dividends or other distributions to SOR by any directly or indirectly Wholly Owned SOR Subsidiary, and (D) distributions by any SOR Subsidiary that is not wholly owned, directly or indirectly, by SOR, in accordance with the requirements of the organizational documents of such SOR Subsidiary; provided, that SOR may pay a dividend in excess of $0.0086 per share in a given quarter in order to make up for any prior suspension or reduction of regular dividends occurring after the date of this Agreement so long as the total of all dividends paid after the date of this Agreement does not at any time exceed an average quarterly rate of $0.0086 per share (or an average monthly rate of $0.00286667 per share); and provided further, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iii), SOR and any SOR Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for SOR to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv)    redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of SOR or a SOR Subsidiary; provided, that, after the filing of the Form S-4, SOR may effect “Special Redemptions” in accordance with (and as defined in) the SOR SRP;

(v)     except (A) for transactions among SOR and one or more Wholly Owned SOR Subsidiaries or among one or more Wholly Owned SOR Subsidiaries and (B) for issuances of SOR Common Stock pursuant to the SOR DRP after the filing of the Form S-4, issue, sell, pledge, dispose, encumber or grant any shares of SOR or any of the SOR Subsidiaries’ capital stock (including the partnership interests of the SOR Operating Partnership) or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of SOR or any of the SOR Subsidiaries’ capital stock (including the partnership interests of the SOR Operating Partnership), or any options, warrants, convertible securities or other rights of any kind to acquire any shares of SOR Capital Stock or any of the SOR Subsidiaries’ capital stock or other equity interests;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material assets, except (A) acquisitions by SOR or any Wholly Owned SOR Subsidiary of or from an existing Wholly Owned SOR Subsidiary and (B) other acquisitions in the ordinary course of business;

(vii)    sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business, provided that any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (A) the satisfaction of any margin call, (B) the posting of collateral in connection with any Contract to which SOR or any SOR Subsidiary is a party or (C) a transaction solely between or among Wholly Owned SOR Subsidiaries, shall be considered to be done in the ordinary course of business;

(viii)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person, or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of SOR or any of the SOR Subsidiaries, except (A) Indebtedness incurred under SOR’s then-existing credit facilities in the ordinary course of business (including to the extent necessary to pay dividends permitted by Section 6.2(b)(iii)), (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $1,000,000, and (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on SOR compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing);

(ix)    make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any Wholly Owned SOR Subsidiary;

(x)    other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any SOR Material Contract (or any Contract that, if existing as of the date hereof, would be a SOR Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing SOR Material Contract that occurs automatically without any action (other than notice of renewal) by SOR or any SOR Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(xi)    authorize, make or commit to make any capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;

(xii)    make any payment, direct or indirect, of any liability of SOR or any SOR Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xiii)    waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages,

involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of SOR made available to SOR II prior to the date of this Agreement or (y) that do not exceed $1,000,000 individually or $2,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against SOR or any SOR Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by SOR or any of the SOR Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.2(b)(xix), and (D) with respect to any Action involving any present, former or purported holder or group of holders of SOR Common Stock in accordance with Section 7.6(c);

(xiv)    (A) increase in any manner the amount, rate or terms of compensation or benefits of any of SOR’s current or former employees, officers or directors, except for increases in annual salary or wage rate in the ordinary course of business and except for reasonable compensation that may be payable to the members of the SOR Special Committee, or (B) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xv)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on the date hereof, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xvi)    enter into any new line of business;

(xvii)    form any new fund, joint venture, non-traded real estate investment trust or other pooled investment vehicle, or consent to any material amendment or modification of the terms of an existing fund, joint venture, non-traded real estate investment trust or other pooled investment vehicle;

(xviii)    fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xix)    enter into or modify in a manner adverse to SOR any SOR Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, give or request any waiver of a statute of limitation with respect to any material Tax Return, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve SOR’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any SOR Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)    take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause SOR to fail to qualify as a REIT or any SOR Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xxi)    adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.2(b)(vi) or Section 6.2(b)(vii) in a manner that would not reasonably be expected to be materially adverse to SOR or to prevent or impair the ability of the SOR Parties to consummate the Merger;

(xxii)    amend or modify the engagement letters entered into with the Persons listed on Section 5.18 of the SOR Disclosure Letter, in a manner adverse to SOR or any SOR Subsidiary, or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxiii)    make any payment, loan, distribution or transfer of assets to Advisor or its Affiliates (other than SOR and any SOR Subsidiary) except in such amount and as expressly contemplated by this Agreement, the SOR Advisory Agreement or the Amended and Restated Advisory Agreement;

(xxiv)    take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the SOR Common Stock with respect to the Merger;

(xxv)    permit any Liens, other than Permitted Liens; or

(xxvi)    authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit SOR from taking any action, at any time or from time to time, that in the reasonable judgment of the SOR Board, upon advice of counsel to SOR, is reasonably necessary (i) for SOR to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that SOR or any SOR Subsidiary be registered as an investment company under the Investment Company Act, including in each case, making dividend or any other actual, constructive or deemed distribution payments to stockholders of SOR in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(iii).

Section 6.3    No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) SOR, directly or indirectly, the right to control or direct SOR II or any SOR II Subsidiary’s operations prior to the Merger Effective Time, or (ii) SOR II, directly or indirectly, the right to control or direct SOR or any SOR Subsidiary’s operations prior to the Merger Effective Time. Prior to the Merger Effective Time, (i) SOR II shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the SOR II Subsidiaries’ respective operations and (ii) SOR shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the SOR Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1    Preparation of the Form S-4 and the Proxy Statement; Stockholder Approval.

(a)    As promptly as reasonably practicable following the date of this Agreement, (i) SOR II shall prepare (with SOR’s reasonable cooperation) and cause to be filed with the SEC the Proxy Statement in preliminary form with respect to the Stockholders Meeting and (ii) SOR shall prepare (with SOR II’s reasonable cooperation) and cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (the “Form S-4”), which will include the Proxy Statement, to register under the Securities Act the shares of SOR Common Stock to be issued in the Merger (the “Registered Securities”). Each of SOR II and SOR shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the Merger, unless this Agreement is terminated pursuant to Article 9. Each of SOR II and SOR shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other Party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of SOR II and SOR shall promptly notify the other Party upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4 or the Proxy Statement received from the SEC. Each of SOR II and SOR shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC, mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of SOR II and SOR, as applicable, shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable comments provided by the other Party. SOR shall notify SOR II, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the Registered Securities, and SOR shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. SOR shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and SOR II shall furnish all information concerning SOR II and its stockholders as may be reasonably requested in connection with any such actions.

(b)    If, at any time prior to the receipt of the Stockholder Approval, any information relating to SOR or SOR II, or any of their respective Affiliates, should be discovered by SOR or SOR II which, in the reasonable judgment of SOR or SOR II, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and SOR and SOR II shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of SOR and SOR II. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 5.21, Section 4.21 and this Section 7.1, any information concerning or related to SOR II, its Affiliates or the Stockholders Meeting will be deemed to have been provided by SOR II, and any information concerning or related to SOR or its Affiliates will be deemed to have been provided by SOR.

(c)    As promptly as practicable following the date of this Agreement, SOR II shall, in accordance with applicable Law and the SOR II Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Stockholders Meeting solely for the purpose of obtaining the Stockholder Approval (and other matters that shall be submitted to the holders of SOR II Common Stock at such meeting); provided, that such record date shall not be more than ninety (90) days prior to the date of the Stockholders Meeting. SOR II shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to SOR II’s stockholders entitled to vote at the Stockholders Meeting and to hold the Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. SOR II shall, through the SOR II Special Committee and the SOR II Board, recommend to its stockholders that they provide the Stockholder Approval, include the SOR II Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Stockholder Approval, except to the extent that the SOR II Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(d). Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Stockholders Meeting is scheduled, SOR II has not received proxies representing a sufficient number of shares of SOR II Common Stock to obtain the Stockholder Approval, whether or not a quorum is present, SOR II shall have the right to make one or more successive postponements or adjournments of the Stockholders Meeting (provided, however, that the Stockholders Meeting shall not be postponed or adjourned to a date that is (i) more than thirty (30) days after the date for which the Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)) or (ii) more than one hundred twenty (120) days from the record date for the Stockholders Meeting; provided, further, the Stockholders Meeting may not be postponed or adjourned on the date the Stockholders Meeting is scheduled if SOR II shall have received proxies in respect of an aggregate number of shares of SOR II Common Stock, which have not been withdrawn, such that Stockholder Approval would be obtained at such meeting.

Section 7.2    Access to Information; Confidentiality.

(a)    During the period from the date of this Agreement to and including the Merger Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, personnel and records that the other Party may reasonably request and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties (i) any information concerning such Party or its respective subsidiaries (including with respect to any pending or threatened Action) as the other Party may reasonably request and (ii) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws. In connection with such reasonable access to information, each of the Parties shall use their reasonable best efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of the Proxy Statement, prior to the Stockholders Meeting, respectively, and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business in accordance with this Agreement (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (D) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder. Prior to the Merger Effective Time, the Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which any of the other Parties or any other of their respective subsidiaries has a business relationship regarding the business of the other Parties and their respective subsidiaries or this Agreement and the transactions contemplated by this Agreement without the prior written consent of such other Party (provided, that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict the Parties from contacting such parties in pursuing the business of the Parties operating in the ordinary course).

(b)    Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3    No Solicitation of Transactions.

(a)    Notwithstanding anything to the contrary contained in this Agreement but subject to Section 7.3(e) and Section 7.3(f), during the period beginning on the date of this Agreement and continuing until 11:59 p.m. on April 4, 2020 (the “Go Shop Period End Time”), SOR II, the SOR II Subsidiaries and their respective Representatives may and shall have the right to, directly or indirectly: (i) initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, including by way of (A) contacting third parties, (B) broadly disseminating public disclosure, or (C) providing access to the properties, offices, assets, books, records and personnel of SOR II and the SOR II Subsidiaries and furnishing non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, however, that SOR II shall prior to, or concurrently with the time such access or non-public information is provided, provide such access and make available such non-public information to SOR; (ii) enter into, continue or otherwise participate in any discussions or negotiations with any Person relating to, or in furtherance of such inquiries, proposals, offers or other actions or to obtain, an Acquisition Proposal; (iii) release any Person from, or refrain from enforcing, any standstill agreement or similar obligation to SOR II or any of the SOR II Subsidiaries; and (iv) disclose to the stockholders of SOR II any information required to be disclosed under applicable Law; provided, however, that in the case of this clause (iv), to the extent any such disclosure addresses the Merger or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if such disclosure has the effect of withdrawing or adversely modifying, or is not accompanied by an express public re-affirmation of, the SOR II Board Recommendation. For purposes of this Agreement, the term “Go Shop Bidder” shall mean any Person (including its controlled Affiliates and Representatives) that submits a written proposal or offer regarding an Acquisition Proposal prior to the Go Shop Period End Time that has not been withdrawn and that the SOR II Special Committee determines, in good faith, after consultation with its financial advisors and outside legal counsel, prior to the Go Shop Period End Time (or in the case of any Acquisition Proposal received less than five (5) Business Days before the date of the Go Shop Period End Time, not later than five (5) Business Days after the receipt of such Acquisition Proposal), has resulted in, or would be reasonably likely to result in, a Superior Proposal (as defined below) (such Person, a “Go Shop Bidder”); provided, that a Go Shop Bidder shall cease to be a Go Shop Bidder if (1) the negotiations between SOR II and such Go Shop Bidder with respect to the Acquisition Proposal that resulted in such Go Shop Bidder becoming a Go Shop Bidder shall have been terminated, (2) the Acquisition Proposal submitted by such Go Shop Bidder prior to the Go Shop Period End Time is withdrawn, terminated or modified in a manner such that, in the SOR II Special Committee’s good faith determination, after consultation with its financial advisors and outside legal counsel, the Acquisition Proposal as modified no longer constitutes, or would no longer reasonably be likely to lead to, a Superior Proposal, or (3) such Go Shop Bidder otherwise ceases to be actively pursuing efforts to acquire SOR II or the SOR II Operating Partnership. No later than forty-eight (48) hours after the Go Shop Period End Time (or after a bidder is determined to be a Go Shop Bidder if such determination occurs after the Go Shop Period End Time), SOR II shall notify SOR in writing (I) if any Go Shop Bidders remain at such time, (II) of the identity of such Go Shop Bidder(s) and (III) the material terms and conditions of the most recent Acquisition Proposal received from such Go Shop Bidder(s) (and shall include with such notice (x) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any and (y) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than forty-eight (48) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (1) keep SOR reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal and (2) provide SOR with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Without limiting the foregoing, from and after the Go Shop Period End Time, SOR II will promptly (and in any event no later than forty-eight (48) hours after receipt thereof) notify SOR in writing if (A) any Acquisition Proposal is received by SOR II or any SOR II Subsidiary, (B) any request for information relating to SOR II or any SOR II Subsidiary is received by SOR II or any SOR II Subsidiary from any Person who informs SOR II or any SOR II Subsidiary that it is considering making or has made an Acquisition Proposal or (C) any discussions or negotiations are sought to be initiated with SOR II or any SOR II Subsidiary regarding any Acquisition Proposal, in each case from a Person that is not a Go Shop Bidder, and shall, in any such notice to SOR, indicate the identity of the Person making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry (and shall include with such notice (x) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any, and (y) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally), and thereafter shall promptly (and in any event no later than forty-eight (48) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (1) keep SOR reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (2) provide SOR with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Neither SOR II nor any SOR II Subsidiary will enter into any agreement with any Person subsequent to the date of this Agreement that prohibits SOR II from providing any information to SOR in accordance with this Section 7.3.

(b)    Except as permitted by this Section 7.3, and except with respect to a Go Shop Bidder, from and after the Go-Shop Period End Time, SOR II shall not, and shall cause each of the SOR Subsidiaries and its and their respective directors, officers and Affiliates, and shall direct each of its and the SOR II Subsidiaries’ other Representatives (to the extent acting on behalf of SOR II) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or furnish to any Person other than a SOR Party or its Representatives, any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain an Acquisition Proposal, (iii) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (provided that SOR II shall be permitted to waive or to not enforce any provision of any confidentiality agreement, standstill agreement or similar obligation to permit a Person to make a confidential Acquisition Proposal directly to the SOR II Special Committee if the SOR II Special Committee determines in good faith after consultation with outside legal counsel that any such failure to waive or to not enforce would be inconsistent with or otherwise result in a breach of the SOR II directors’ duties under applicable Law), (iv) enter into any agreement in principle, arrangement, understanding, contract or agreement (whether binding or not) contemplating or otherwise relating to an Acquisition Proposal, or (v) take any action to exempt any Person from any Takeover Statute or similar restrictive provision of the SOR II Organizational Documents. In furtherance of the foregoing and except with respect to a Go Shop Bidder and as otherwise permitted by this Section 7.3, SOR II shall, and shall cause each SOR II Subsidiary and each Representative of SOR II and the SOR II Subsidiaries to, immediately cease any discussions, negotiations or communications with any Person with respect to any Acquisition Proposal or potential Acquisition Proposal and shall immediately terminate all physical and electronic data room access previously granted to any such Person and exercise and use reasonable best efforts to enforce any contractual rights available to SOR II to cause such Person to return and/or destroy all non-public information concerning SOR II and the SOR II Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person and immediately terminate all physical and electronic data room access granted to such Person. For the avoidance of doubt, after the Go Shop Period End Time and until the receipt of Stockholder Approval, SOR II, the SOR II Subsidiaries and their respective Representatives may continue to take any of the actions described in Section 7.3(a) with respect to any proposals or offers regarding any Acquisition Proposal submitted by a Go Shop Bidder on or before the Go Shop

Period End Time or with respect to any amended or modified proposal or offer with respect to any such Acquisition Proposal submitted by a Go Shop Bidder after the Go Shop Period End Time that SOR II discloses to SOR (and provides copies to SOR of) if the SOR II Special Committee has determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal (as may be amended or modified) is or is reasonably likely to lead to a Superior Proposal.

(c)    Notwithstanding anything in this Agreement to the contrary, at any time after the Go Shop Period End Time and prior to the time, but not after, Stockholder Approval is obtained, SOR II and its Representatives may (i) provide information in response to a request therefor by a person or persons who has made a written Acquisition Proposal that did not result from a breach of this Section 7.3 (provided that SOR II (A) receives from the person or persons so requesting such information an executed Acceptable Confidentiality Agreement, and (B) as contemplated herein, SOR II discloses to SOR (and provides copies to SOR of) such written Acquisition Proposal and concurrently furnishes, makes available or provides access to any nonpublic information provided to such person or persons to the extent not previously so provided to SOR), and (ii) engage or participate in any discussions or negotiations with any person who has made such a written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (i) or (ii) above, the SOR II Special Committee has either determined that such Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be likely to lead to a Superior Proposal.

(d)    Except as expressly provided in Section 7.3(e) and Section 7.3(f), neither the SOR II Board, nor any committee thereof, nor any group of directors, formally or informally, shall: (i) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to SOR, the SOR II Board Recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (iii) authorize, cause or permit SOR II or any SOR II Subsidiary to enter into any Alternative Acquisition Agreement, (iv) fail to recommend against acceptance of a tender offer or exchange offer for any shares of SOR II Common Stock that constitutes an Acquisition Proposal (other than by SOR or any of its Affiliates) or fail to reaffirm publicly the SOR II Board Recommendation within ten (10) Business Days of such tender offer or exchange offer, or (v) fail to make the SOR II Board Recommendation or fail to include the SOR II Board Recommendation in the Proxy Statement (any event described in clause (i)-(v), whether taken by the SOR II Board or a committee thereof, an “Adverse Recommendation Change”).

(e)    Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and before Stockholder Approval is obtained and subject to compliance with the provisions of this Section 7.3(e) in all material respects, if SOR II receives an Acquisition Proposal (whether or not from a Go Shop Bidder) that did not result from a breach of this Section 7.3 (and such proposal is not withdrawn) and the SOR II Special Committee determines that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with outside legal counsel, that failure to effect an Adverse Recommendation Change in connection with such Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal would be inconsistent with the SOR II directors’ duties under applicable Law, then the SOR II Board (based on the recommendation of the SOR II Special Committee) may effect an Adverse Recommendation Change and/or terminate this Agreement in accordance with Section 9.1(c)(ii) (Superior Proposal); provided that the SOR II Board may not take action contemplated by this Section 7.3(e) unless:

(i)    SOR II has notified SOR in writing that the SOR II Board intends to take such action at least five (5) Business Days in advance of effecting an Adverse Recommendation Change, which notice shall specify in reasonable detail the reasons for such action, a description of the material terms of the Superior Proposal and attach the most current version of such agreements (including any amendments, supplements or modifications) between SOR II and the party making such Superior Proposal to such notice (a “SOR II Change Notice”); and

(ii)    during the five (5) Business Day period following SOR’s receipt of a SOR II Change Notice, SOR II shall have offered to negotiate with and, if accepted, negotiated with (and directed its outside financial and outside legal advisors to negotiate with) SOR in good faith to make such adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to constitute (in the good faith determination of the SOR II Special Committee, after consultation with outside legal counsel and outside financial advisors) a Superior Proposal; provided, that any amendment, supplement or modification to any Acquisition Proposal shall be deemed a new Acquisition Proposal and SOR II may not enter into any agreement relating to such Superior Proposal pursuant this Section 7.3(e) or make an Adverse Recommendation Change pursuant to this Section 7.3(e) or terminate this Agreement pursuant to Section 9.1(c)(ii)(Superior Proposal) unless SOR II has complied with the requirements of this Section 7.3(e) with respect to such new Acquisition Proposal including sending an additional SOR II Change Notice (except that the new negotiation period under this Section 7.3(e)(ii) shall be three (3) Business Days instead of five (5) Business Days). Notwithstanding anything in this Section 7.3(e)(ii), neither SOR’s acceptance nor rejection of SOR II’s offer to negotiate pursuant to this Section 7.3(e)(ii) shall have any bearing on SOR’s right to terminate this Agreement pursuant to Section 9.1(d)(ii) (Adverse Recommendation Change/Violation of Non-Solicitation Provisions) herein.

(f)    Nothing in this Section 7.3 or elsewhere in this Agreement shall prevent the SOR II Board or SOR II, directly or indirectly, from (i) taking and disclosing to the stockholders of SOR II a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal, making any required disclosure to the stockholders of SOR II under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or (ii) making any disclosure to the stockholders of SOR II if the SOR II Board determines in good faith after consultation with its outside legal counsel (and based on the recommendation of the SOR II Special Committee) that the failure to do so would be inconsistent with the duties of the SOR II directors to SOR II under applicable Law; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the SOR II Board with respect to this Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if not accompanied by an express public re-affirmation of the SOR II Board Recommendation.

(g)    Notwithstanding anything to the contrary contained in this Agreement, SOR II shall not, and shall not permit any SOR II Subsidiaries or any of its or their respective Affiliates or Representatives to, reimburse or agree to reimburse the fees or expenses of any Person (including any Go Shop Bidder or its Representatives) in connection with (or related to) an Acquisition Proposal (including, for the avoidance of doubt, in connection with any Acceptable Confidentiality Agreement, but excluding, for the avoidance of doubt, in connection with any acquisition agreement with respect to a Superior Proposal entered into pursuant to this Section 7.3 and resulting in termination of this Agreement pursuant to Section 9.1(c)).

(h)    SOR II agrees that in the event any Representative of SOR II or any SOR II Subsidiary takes any action that, if taken by SOR II would constitute a material violation of this Section 7.3, then SOR II shall be deemed to be in violation of this Section 7.3 for all purposes of this Agreement.

(i)    For purposes of this Agreement:

(i)    “Acquisition Proposal” means any bona fide proposal or offer from any Person (other than SOR or any SOR Subsidiaries), whether in one transaction or a series of related transactions, relating to any (a) merger, consolidation, share exchange, business combination or similar transaction involving SOR II or any SOR II Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (b) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of SOR II or any SOR II Subsidiaries representing 20% or more of the consolidated assets of SOR II and the SOR II Subsidiaries, taken as a whole, (c) issue, sale or other disposition by SOR II or any SOR II Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of SOR II Common Stock, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of SOR II Common Stock, (e) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to SOR II in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of SOR II Common Stock, or (f) transaction that is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include (i) the Merger or any of the other transactions contemplated by this Agreement, or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among SOR II and one or more of the SOR II Subsidiaries or solely among the SOR II Subsidiaries.

(ii)    “Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “20%” shall be replaced with “50%”) which the SOR II Board (based on the recommendation of the SOR II Special Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors and after taking into account (a) all of the terms and conditions of the Acquisition Proposal and this Agreement (as it may be proposed to be amended by SOR) and (b) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof) to be more favorable from a financial point of view to the stockholders of SOR II (in their capacities as stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by SOR)).

Section 7.4    Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law or Order if it is not possible to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement.

Section 7.5    Appropriate Action; Consents; Filings.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the SOR Parties and SOR II shall and shall cause the SOR Subsidiaries and the SOR II Subsidiaries, respectively, and their respective Affiliates to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that neither Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of SOR after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of SOR after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

(b)    In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither Party shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c)    Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person other than commercially reasonable processing and consent fees in connection with obtaining the consent or approval of any lender with respect to any Indebtedness set forth at Section 4.3(b) of the SOR II Disclosure Letter and Section 5.3(b) of the SOR Disclosure Letter. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6    Notification of Certain Matters; Transaction Litigation.

(a)    The SOR Parties and their Representatives shall give prompt notice to SOR II, and SOR II and its Representatives shall give prompt notice to the SOR Parties, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b)    The SOR Parties and their Representatives shall give prompt notice to SOR II, and SOR II and its Representatives shall give prompt notice to the SOR Parties, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by the SOR Parties or its Representatives or SOR II or its Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b), Section 9.1(c)(i) (SOR Terminating Breach), or Section 9.1(d)(i) (SOR II Terminating Breach).

(c)    The SOR Parties and their Representatives shall give prompt notice to SOR II, and SOR II and its Representatives shall give prompt notice to the SOR Parties, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any SOR Subsidiary or SOR II Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. The SOR Parties and their respective Representatives shall give SOR II the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the SOR Parties and/or their directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without SOR II’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). SOR II and its Representatives shall give the SOR Parties the opportunity to reasonably participate in the defense and settlement of any litigation against SOR II and/or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without SOR’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    Without limiting or being limited by the provisions of Section 7.7(b) and to the extent permitted by applicable Law and the SOR Governing Documents as currently in effect, during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, SOR shall (and shall cause the Surviving Entity to): (i) indemnify, defend and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of SOR II or any of the SOR II Subsidiaries, or (y) this Agreement or any of the transactions contemplated by this Agreement, including the Merger; and (ii) pay in advance of the final disposition of any such Action the expenses (including reasonable attorneys’ fees and any expenses incurred by any Indemnified Party in connection with enforcing any rights with respect to indemnification) of any Indemnified Party without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to SOR’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, SOR or the Surviving Entity, as applicable, (i) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit or proceeding against or investigation of any Indemnified Party for which indemnification may be sought under this Section 7.7(a) without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation, (ii) shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (iii) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnified Party shall promptly refund to SOR or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(b)    Without limiting the foregoing, and to the extent permitted by applicable Law, each of SOR and the Surviving Entity agree that, during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time, and advancement of expenses, now existing in favor of the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of SOR II or any of the SOR II Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) as provided in (i) the SOR II Charter, the SOR II Bylaws or, if applicable, similar organizational documents or agreements of any SOR II Subsidiary (the “SOR II Organizational Documents”) and (ii) indemnification agreements of SOR II shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years following the Merger Effective Time, the organizational documents of SOR and Surviving Entity and the organizational documents of any applicable SOR Subsidiary or SOR II Subsidiary shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in the SOR II Governing Documents or, if applicable, similar organizational documents or agreements of any SOR II Subsidiary. The SOR Governing Documents provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Merger Effective Time, were Indemnified Parties, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c)    To the extent that any Indemnified Party shall reasonably believe that representation by counsel designated by SOR or the Surviving Entity in connection with any action, suit, proceeding, investigation or inquiry results in a conflict of interest, such Indemnified Party shall have the right to employ such person’s own separate counsel, at SOR’s or the Surviving Entity’s expense; provided, however, that such separate counsel shall, to the extent consistent with its professional responsibilities, cooperate with SOR or the Surviving Entity and any counsel designated by SOR or the Surviving Entity.

(d)    SOR II shall use commercially reasonable efforts to obtain extended reporting period coverage under SOR II’s directors’ and officers’ liability insurance policies or the substantial equivalent of such coverage (to be effective as of the Merger Effective Time) with a policy period of six (6) years after the Merger Effective Time, on prepaid and non-cancellable terms, for a cost not in excess of three (3) times the current annual premiums for such insurance, with at least a short rate cancellation credit for remaining time on the current program. SOR and the Surviving Entity shall not take any action to terminate or modify the terms of any such extended reporting period coverage. If SOR II is unable to obtain such extended reporting period coverage using such commercially reasonable efforts, then SOR may, at SOR’s option, (i) authorize a higher premium for SOR II to obtain such coverage; or (ii) authorize a scope of coverage that provides coverage that is the substantial equivalent of or superior to the current coverage available for the Indemnified Parties. If SOR authorizes either of (i) or (ii), then SOR II shall use commercially reasonable efforts to obtain the coverage set forth in the first sentence of this Section 7.7(d) within such parameters. In any case, if SOR II is unable to obtain such extended coverage on the terms set forth above, then SOR or the Surviving Entity shall continue to maintain in effect, for a period of six (6) years from and after the Merger Effective Time, directors’ and officers’ liability insurance with benefits and levels of coverage at least as favorable as SOR II’s existing directors’ and officers’ insurance policies and with insurance companies with the same or better credit ratings; provided, however, that, in no event, shall SOR or the Surviving Entity be required to pay annual premiums for such insurance in excess of three (3) times the most recent annual premiums paid by SOR II for such insurance; it being understood that, if the annual premiums of such insurance coverage exceed such amount, then SOR or the Surviving Entity shall nevertheless be obligated to obtain a policy with the greatest coverage available for an annual cost not exceeding three (3) times of the most recent annual premiums paid by SOR II.

(e)     If SOR or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SOR or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.

(f)    SOR shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.7.

(g)    The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third-party beneficiaries of this Section 7.7), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of SOR, SOR II and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise.

Section 7.8    Dividends.

(a)    In the event that a distribution with respect to the shares of SOR II Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of SOR II Common Stock on the Closing Date immediately prior to the Merger Effective Time. In the event that a distribution with respect to the shares of SOR Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of SOR Common Stock on the Closing Date immediately prior to the Merger Effective Time. SOR II shall coordinate with SOR on the declaration, setting of record dates and payment dates of dividends on SOR II Common Stock so that holders of SOR II Common Stock (i) do not receive dividends on both SOR II Common Stock and SOR Common Stock received in the Merger in respect of a single distribution period or fail to receive a dividend on either SOR II Common Stock or SOR Common Stock received in the Merger in respect of a single distribution period or (ii) do not receive both a dividend permitted by the second proviso to Section 6.2(b)(iii) on SOR Common Stock and a dividend permitted by the second proviso to Section 6.1(b)(iii) on SOR II Common Stock received in the Merger or fail to receive either a dividend permitted by the second proviso to Section 6.2(b)(iii) on SOR Common Stock or a dividend permitted by the second proviso to Section 6.1(b)(iii) on SOR II Common Stock received in the Merger.

(b)    In the event that either SOR II or SOR shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the second proviso at the end of Section 6.1(b)(iii) or Section 6.2(b)(iii), respectively, it shall notify the other Party at least twenty (20) days prior to the Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of SOR II, to holders of SOR II Common Stock, in an amount per share of SOR II Common Stock equal to the product of (A) the dividend declared by SOR with respect to each share of SOR Common Stock by (B) the Exchange Ratio, and (ii) in the case of SOR, to holders of SOR Common Stock, in an amount per share of SOR Common Stock equal to the quotient obtained by dividing (x) the dividend declared by SOR II with respect to each share of SOR II Common Stock by (y) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.8(b) shall be prior to the Closing Date. In the event that SOR II does not have, and cannot obtain, funds sufficient to pay any such dividend in cash, SOR II may pay such dividend in shares of SOR II Common Stock having equivalent value.

Section 7.9    Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the SOR Charter or the SOR II Charter on the Merger and the other transactions contemplated by this Agreement.

Section 7.10    Obligations of SOR with respect to the Merger Sub. SOR shall take all actions necessary to (a) cause the Meger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Merger Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement.

Section 7.11    Tax Matters.

(a)    Each of SOR and SOR II shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), reporting consistently for all federal, state, and local income Tax or other purposes. None of SOR or SOR II shall take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b)    SOR shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of DLA Piper LLP (US) (“DLA Piper”) referred to in Section 8.2(f) and Section 8.3(e), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(f) and Section 8.3(e), but dated as of the date of the opinions included in the Form S-4 to the extent required for the Form S-4 to be declared effective by the SEC, (iii) deliver to DLA Piper tax representation letters, dated as of the date of the opinions included in the Form S-4 and the Closing Date, as applicable, and signed by an officer of SOR and SOR Operating Partnership, containing customary representations of SOR and SOR Operating Partnership reasonably necessary or appropriate to enable DLA Piper to render the tax opinions described in clause (i) and (ii) of this Section 7.11(b) and (iv) deliver to Rogers & Hardin LLP (“Rogers & Hardin”) tax representation letters, dated as of the date of its opinions included in the Form S-4 and the Closing Date, as applicable, and signed by an officer of SOR, containing customary representations of SOR reasonably necessary or appropriate to enable Rogers & Hardin to render the tax opinion described in clause Section 8.3(f) and an opinion consistent therewith, but dated as of the date of its opinion included in the Form S-4.

(c)    SOR II shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of Rogers & Hardin referenced in Section 8.2(e) and Section 8.3(f), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(e) and Section 8.3(f), but dated as of the date of the opinions included in the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, (iii) deliver to Rogers & Hardin tax representation letters, dated as of the date of its opinions included in the Form S-4 and the Closing Date, as applicable, and signed by an officer of SOR II and

SOR II Operating Partnership, containing customary representations of SOR II and SOR II Operating Partnership reasonably necessary or appropriate to enable Rogers & Hardin to render the applicable tax opinions described in clauses (i) and (ii) of this Section 7.11(c), and (iv) deliver to DLA Piper tax representation letters, dated as of the date of its opinions included in the Form S-4 and the Closing Date, as applicable, and signed by an officer of SOR II, containing customary representations of SOR II reasonably necessary or appropriate to enable DLA Piper to render the tax opinion described in Section 8.2(f) and an opinion consistent therewith, but dated as of the date of its opinion included in the Form S-4.

(d)    SOR and SOR II shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

(e)    With respect to the taxable year of SOR II ending on the Closing Date, SOR II shall take all necessary actions, including without limitation, declaring and paying dividends sufficient to satisfy its requirement under Section 857(a)(1), to cause SOR II to qualify as a REIT for its shortened tax year ending on the Closing Date.

Section 7.12    Section 16 Matters.    Prior to the Merger Effective Time, each of the Parties hereto shall take all such steps as may be required to cause (a) any dispositions of SOR II Common Stock (including derivative securities with respect to SOR II Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SOR II immediately prior to the Merger Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of the SOR Common Stock (including derivative securities with respect to the SOR Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SOR to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.13 SOR SRP.    From and after the Merger Effective Time, SOR shall take all such steps as may be required to cause the SOR SRP or any similar redemption program then in effect (as each may be amended from time to time) to provide for all purposes thereunder (including, without limitation, any holding-period requirement or redemption price determination) that each share of SOR Common Stock issued to SOR II stockholders in the Merger will be treated as having been outstanding from the date such stockholder acquired the corresponding share of SOR II Common Stock that was exchanged in the Merger.

ARTICLE 8

CONDITIONS

Section 8.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Merger Effective Time of the following conditions:

(a)    Stockholder Approval; Charter Amendment. The Stockholder Approval shall have been obtained in accordance with applicable Law and the SOR II Charter and SOR II Bylaws. The SOR II Charter Amendment shall have become effective pursuant to the MGCL.

(b)    No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

(c)    Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Section 8.2    Conditions to Obligations of the SOR Parties. The obligations of the SOR Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by SOR, at or prior to the Merger Effective Time, of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of SOR II set forth in the Fundamental Representations (except Section 4.4(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in Section 4.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iii) each of the other representations and warranties of SOR II contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or SOR II Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a SOR II Material Adverse Effect.

(b)    Performance of Covenants and Obligations of SOR II. SOR II shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Merger Effective Time.

(c)    Absence of Material Adverse Change. On the Closing Date, no circumstance shall exist that constitutes a SOR II Material Adverse Effect.

(d)    Delivery of Certificate. SOR II shall have delivered to SOR a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of SOR II, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e)    REIT Opinion. SOR shall have received a written opinion of Rogers & Hardin, or other counsel to SOR II reasonably satisfactory to SOR, dated as of the Closing Date and in form and substance reasonably satisfactory to SOR, to the effect that, commencing with SOR II’s taxable year that ended on December 31, 2014, SOR II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled SOR II to meet, through the Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by SOR II and SOR II Operating Partnership.

(f)    Section 368 Opinion. SOR shall have received a written opinion of DLA Piper, or other tax counsel to SOR reasonably satisfactory to SOR, dated as of the Closing Date and in form and substance reasonably satisfactory to SOR, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, DLA Piper may rely upon the tax representation letters described in Section 7.11.

Section 8.3    Conditions to Obligations of SOR II. The obligations of SOR II to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by SOR II at or prior to the Merger Effective Time, of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the SOR Parties set forth in the Fundamental Representations (except Section 5.4(a) (Capital Structure)), shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iii) each of the other representations and warranties of the SOR Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or SOR Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a SOR Material Adverse Effect.

(b)    Performance of Covenants and Obligations of the SOR Parties. The SOR Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Merger Effective Time.

(c)    Absence of Material Adverse Change. On the Closing Date, no circumstance shall exist that constitutes a SOR Material Adverse Effect.

(d)    Delivery of Certificate. SOR shall have delivered to SOR II a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of SOR certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e)    REIT Opinion. SOR II shall have received a written opinion of DLA Piper or other counsel to SOR reasonably satisfactory to SOR II, dated as of the Closing Date and in form and substance reasonably satisfactory to SOR II, to the effect that, commencing with SOR’s taxable year that ended on December 31, 2014, SOR has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its proposed method of operation will enable SOR to meet, through the Closing, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by SOR and SOR Operating Partnership.

(f)    Section 368 Opinion. SOR II shall have received a written opinion of Rogers & Hardin, tax counsel to SOR II, or other tax counsel to SOR II reasonably satisfactory to SOR II, dated as of the Closing Date and in form and substance reasonably satisfactory to SOR II, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Rogers & Hardin may rely upon the tax representation letters described in Section 7.11.

ARTICLE 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1    Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Merger Effective Time, notwithstanding receipt of the Stockholder Approval (except as otherwise specified in this Section 9.1):

(a)    by mutual written consent of each of SOR and SOR II;

(b)    by either SOR (with prior approval of the SOR Special Committee ) or by SOR II (with prior approval of the SOR II Special Committee):

(i)    if the Merger shall not have occurred on or before 11:59 p.m. on November 19, 2020 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (and in the case of SOR, including the failure of Merger Sub) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii)    if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and in the case of SOR, including the failure of Merger Sub) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement; or

(iii)    if the Stockholder Approval shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Merger and the SOR II Charter Amendment is taken; provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the Stockholder Approval was primarily due to the failure of such Party (and in the case of SOR, including the failure of Merger Sub) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement;

(c)    by SOR II (with prior approval of the SOR II Special Committee):

(i)    if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the SOR Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied (a “SOR Terminating Breach”), which breach or failure to perform cannot be cured, or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from SOR II to SOR and two (2) Business Days before the Outside Date; provided, that SOR II shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a SOR II Terminating Breach shall have occurred and be continuing at the time SOR II delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii)    at any time before Stockholder Approval is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the provisions of Section 7.3; provided, however, that this Agreement may not be so terminated unless SOR II shall have complied with Section 7.3 and shall have paid or shall concurrently pay the Termination Payment in accordance with Section 9.3(b) in full to SOR.

(d)    by SOR:

(i)    if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the SOR II set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “SOR II Terminating Breach”), which breach or failure to perform cannot be cured, or if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from SOR to SOR II and two (2) Business Days before the Outside Date; provided, that SOR shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a SOR Terminating Breach shall have occurred and be continuing at the time SOR delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)    if, at any time prior to the receipt of the Stockholder Approval, (A) the SOR II Board has made an Adverse Recommendation Change, or (B) SOR II shall have violated any of its obligations under Section 7.3 (other than violations thereof that did not result in an Acquisition Proposal).

Section 9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties, in accordance with the provisions of Section 10.2, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the SOR Parties or the SOR II, except that the Confidentiality Agreements and the provisions of Section 7.4 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses), Section 9.4 (Amendment), and Article 10 (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any Party from any liability or damages resulting from any fraud or willful and material breach of any of its covenants, obligations or agreements set forth in this Agreement.

Section 9.3    Fees and Expenses.

(a)    Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided that the Parties will share equally any Form S-4 filing fees as may be required to consummate the transactions contemplated by this Agreement.

(b)    In the event that this Agreement is terminated:

(i)    (A) by SOR pursuant to Section 9.1(d)(i) (SOR II Terminating Breach) and after the date hereof and prior to the failure to perform giving rise to such right of termination, an Acquisition Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the SOR II Board or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal or (B) by SOR II or SOR pursuant to Section 9.1(b)(i) (Outside Date) or Section 9.1(b)(iii) (Failure to Obtain Stockholder Approval), and after the date of this Agreement but prior to the Stockholders Meeting, an Acquisition Proposal with respect to SOR II has been publicly announced, disclosed or otherwise communicated to SOR II’s stockholders (and not withdrawn) or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal, and in either case, within twelve (12) months after the date of such termination, a transaction in respect of an Acquisition Proposal with respect to SOR II is consummated or SOR II enters into a definitive agreement in respect of an Acquisition Proposal with respect to SOR II that is later consummated, SOR II shall pay to SOR the Full Termination Payment minus any amount previously paid pursuant to Section 9.3(b)(vi);

(ii)    by SOR II pursuant to Section 9.1(c)(ii) (Superior Proposal), then SOR II shall pay to SOR an amount equal to (A) the Full Termination Payment or (B) the Go Shop Termination Payment if all of the following conditions are met: (I) delivery of the SOR II Change Notice occurs before the Go Shop Period End Time (or in the case of any Acquisition Proposal received less than five (5) Business

Days before the Go Shop Period End Time, not later than five (5) Business Days after the receipt of such Acquisition Proposal) and (II) the termination occurs no later than one (1) Business Day after the negotiation period contemplated by Section 7.3(e)(ii);

(iii)    by SOR pursuant to Section 9.1(d)(ii)(A) (Adverse Recommendation Change), then SOR II shall pay to SOR an amount equal to (A) the Full Termination Payment or (B) the Go Shop Termination Payment if all of the following conditions are met: (I) delivery of the SOR II Change Notice occurs before the Go Shop Period End Time (or in the case of any Acquisition Proposal received less than five (5) Business Days before the Go Shop Period End Time, not later than five (5) Business Days after the receipt of such Acquisition Proposal) and (II) the Adverse Recommendation Change occurs no later than one (1) Business Day after the negotiation period contemplated by Section 7.3(e)(ii);

(iv)    by SOR pursuant to Section 9.1(d)(ii)(B) (Violation of Non-Solicitation Provisions), then SOR II shall pay to SOR an amount equal to the Full Termination Payment;

(v)    by SOR II pursuant to Section 9.1(c)(i) (SOR Terminating Breach), then SOR shall pay to SOR II up to $3 million to reimburse for SOR II’s Expenses; or

(vi)    by SOR pursuant to Section 9.1(d)(i) (SOR II Terminating Breach), then SOR II shall pay to SOR up to $3 million to reimburse for SOR’s Expenses.

(c)    The Parties agree and acknowledge that in no event shall SOR II be required to pay the applicable Termination Payment on more than one occasion. Payment of the Termination Payment shall be made by wire transfer of same day funds to the account or accounts designated by SOR: (i) within two (2) Business Days after the consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Termination Payment payable pursuant to Section 9.3(b)(i); (ii) concurrently with termination in the case of a Termination Payment payable pursuant to Section 9.3(b)(ii); and (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Termination Payment payable pursuant to Section 9.3(b)(iii) or Section 9.3(b)(iv).

(d)    Notwithstanding anything in this Agreement to the contrary, in the event that the Termination Payment becomes payable, then such payment shall be SOR’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against SOR II and its Subsidiaries and their respective Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise.

(e)    Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that SOR II shall fail to pay the applicable Termination Payment when due, SOR II shall reimburse the SOR for all reasonable costs and expenses actually incurred or accrued by SOR (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if SOR II fails to timely pay any amount due pursuant to Section 9.3(b), and, in order to obtain the payment, SOR commences a suit which results in a judgment against SOR II for the payment set forth in this Section 9.3, SOR II shall pay to SOR its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at a rate per annum equal to the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(f)    If SOR II becomes obligated to pay a Termination Payment under this Section 9.3, then SOR II shall deposit into escrow an amount in cash equal to the applicable Termination Payment with an escrow agent reasonably selected by SOR, after reasonable consultation with SOR II, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3 and otherwise reasonably acceptable to each of the Parties and the escrow agent. The payment or deposit into escrow of the applicable Termination Payment pursuant to this Section 9.3(b) shall be made by SOR II promptly after receipt of notice from SOR that the Escrow Agreement has been executed by the parties thereto and once deposited in escrow shall relieve SOR II from any further obligation to pay any fee required under this Section 9.3. The Escrow Agreement shall provide that the Termination Payment in escrow or the applicable portion thereof shall be released to SOR on an annual basis based upon the delivery by SOR to the escrow agent of any one (or a combination) of the following:

(i)    a letter from SOR’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to SOR without causing SOR to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of SOR determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) (H) or 856(c)(3)(A) (I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to SOR such maximum amount stated in the accountant’s letter;

(ii)    a letter from SOR’s counsel indicating that SOR received a private letter ruling from the IRS holding that the receipt by SOR of the applicable Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to SOR the remainder of the applicable Termination Payment; or

(iii)    a letter from SOR’s counsel indicating that SOR has received a tax opinion from SOR’s outside counsel or accountant, respectively, to the effect that the receipt by SOR of the applicable Termination Payment should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to SOR the remainder of the applicable Termination Payment.

The Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of SOR in order to (A) maximize the portion of the applicable Termination Payment that may be distributed to SOR hereunder without causing SOR to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve SOR’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist SOR in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that SOR shall bear all costs and expenses under the Escrow Agreement and that any portion of the applicable Termination Payment held in escrow for ten (10) years shall be released by the escrow agent to SOR II. SOR II shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on SOR II in connection therewith). SOR shall fully indemnify SOR II and hold SOR II harmless from and against any such liability, cost or expense.

Section 9.4    Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties by action taken or authorized by the SOR Special Committee and the SOR II Special Committee, respectively, at any time before or after receipt of the Stockholder Approval and prior to the Merger Effective Time; provided, that after the Stockholder Approval has been obtained, there shall not be (i) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of SOR II Common Stock, or which by applicable Law requires the further approval of the stockholders of SOR II without such further approval of such stockholders, or (ii) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1    Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time.

Section 10.2    Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)    if to SOR II to:

Special Committee of the Board of Directors

c/o Pacific Oak Strategic Opportunity REIT II, Inc.

11150 Santa Monica Blvd., Suite 400

Los Angeles, CA 90025

Attn: Mr. Laurent Degryse

email: l.degryse@me.com

with copies (which shall not constitute notice) to:

Rogers & Hardin LLP

2700 International Tower

Atlanta, GA 30303

Attn: David Thunhorst

email: DThunhorst@rh-law.com

(b)    if to a SOR Party to:

Special Committee of the Board of Directors

c/o Pacific Oak Strategic Opportunity REIT, Inc.

11150 Santa Monica Blvd., Suite 400

Los Angeles, CA 90025

Attn: William Petak

email: bpetak@coramerica.com

with copies (which shall not constitute notice) to:

Morrison & Foerster LLP

3500 Lenox Road, N.E., Suite 1500

Atlanta, GA 30326

Attention: Heath D. Linsky

email: hlinsky@mofo.com

DLA Piper LLP (US)

4141 Parklake Ave., Suite 300

Raleigh, NC 27612

Attention: Robert Bergdolt

email: robert.bergdolt@dlapiper.com

Section 10.3    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form” or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5    Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits, Schedules, the SOR Disclosure Letter and the SOR II Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and, (b) except for the provisions of Article 3 and Section 7.13 (which, from and after the Merger Effective Time, shall be for the benefit of holders of shares of SOR II Common Stock immediately prior to the Merger Effective Time) and Section 7.7 (which, from and after the Merger Effective Time shall be for the benefit of the Indemnified Parties) are not intended to confer upon any Person other than the Parties hereto any rights or remedies.

Section 10.6    Extension; Waiver. At any time prior to the Merger Effective Time, the Parties may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7    Governing Law; Venue.

(a)    This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)    All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court, for the purpose of any dispute arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such dispute except in such courts, (iii) agrees that any claim in respect of any such dispute may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such dispute, (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such dispute, and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.9    Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity.

Section 10.10    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11    Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

By:	/s/ Keith D. Hall
Name: Keith D. Hall
Title: Chief Executive Officer

PACIFIC OAK SOR II, LLC

By:	PACIFIC OAK SOR II HOLDINGS, LLC, its sole member

By:	PACIFIC OAK SOR PROPERTIES LLC, its sole member

By:	PACIFIC OAK SOR (BVI) HOLDINGS, LTD., its sole member

By:	PACIFIC OAK STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP, its sole member

By:	PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC., its general partner

By:	/s/ Keith D. Hall
Name: Keith D. Hall
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

Annex B

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

ARTICLES OF AMENDMENT

Pacific Oak Strategic Opportunity REIT II, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting the definitions of “Roll-Up Entity” and “Roll-Up Transaction” in Article IV of the Charter in their entirety.

SECOND: The Charter is hereby further amended by deleting the existing Section 9.14 (“Limitations on Roll-Up Transactions”) of the Charter in its entirety and renumbering Section 9.15 (“Limitations on Underwriting”) as Section 9.14.

THIRD: The foregoing amendments have been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

FOURTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

- signature page follows -

B-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its                          and attested to by its                          on this      day of                         , 202    .

ATTEST:

By:

Name:

Title:

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

By:

Name:

Title:

B-2

Annex C

February 19, 2020

Pacific Oak Strategic Opportunity REIT II, Inc.

11150 Santa Monica Blvd., Suite 400

Los Angeles, California 90025

Attention: Special Committee of the Board of Directors

Members of the Special Committee:

We understand that Pacific Oak Strategic Opportunity REIT II, Inc. (“SOR II”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Pacific Oak Strategic Opportunity REIT, Inc. (“SOR”), Pacific Oak SOR II, LLC, an indirect wholly owned subsidiary of SOR (“Merger Sub”), and SOR II, pursuant to which, among other things (i) SOR II will merge (the “Merger”) with and into Merger Sub, with Merger Sub being the surviving company in the Merger, (ii) each outstanding share of Class A common stock, par value $0.01 per share (“SOR II Class A Common Stock”), of SOR II and Class T common stock, par value $0.01 per share (“SOR II Class T Common Stock” and, together with the SOR II Class A Common Stock, the “SOR II Common Stock”), of SOR II will be converted into the right to receive 0.9643 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share (“SOR Common Stock”), of SOR. We also understand that concurrently with the execution of the Agreement, (i) SOR II and Pacific Oak Capital Advisors, LLC, the external advisor to SOR and SOR II (the “Advisor”), will enter into a Termination Agreement (the “Termination Agreement”), providing for, among other things, the termination of SOR II’s Advisory Agreement with the Advisor at the effective time of the Merger and the waiver of disposition fees in connection with the Merger, and (ii) SOR and the Advisor, will enter into an Amended and Restated Advisory Agreement (the “Amended and Restated Advisory Agreement”), providing for, among other things, the waiver of acquisition fees in connection with the Merger. You have requested that SunTrust Robinson Humphrey, Inc. render its opinion (this “Opinion”) to the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of SOR II with respect to the fairness, from a financial point of view, to the holders of SOR II Common Stock, other than SOR, the Advisor and their respective affiliates (collectively, the “Excluded Holders”), of the Exchange Ratio in the Merger pursuant to the Agreement.

In connection with this Opinion, we have conducted such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed a draft, dated February 19, 2020, of the Agreement; certain publicly available business and financial information relating to SOR and SOR II; certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of SOR and SOR II made available to us by the management of the Advisor, including (i) financial projections (the “SOR Projections”) prepared by the management of the Advisor relating to SOR, for the quarter ended December 31, 2019 and the years ending December 31, 2020 through December 31, 2025, (ii) financial projections (the “SOR II Projections”) prepared by the management of the Advisor relating to SOR II for the quarter ended December 31, 2019 and the years ending December 31, 2020 through December 31, 2025 (the “SOR II Projections”), (iii) distribution “waterfall” models for the investments of SOR in certain joint ventures or other companies that are not wholly owned by SOR, and (iv) distribution “waterfall” models for the investments of SOR II in certain joint ventures or other companies that are not wholly owned by SOR II; and the publicly available financial terms of certain transactions that we deemed relevant. We also have had discussions with certain members of the management of the Advisor and with certain of SOR and SOR II’s representatives and advisors regarding the business, financial condition, results of operations, and prospects of SOR, SOR II and the Merger and have undertaken such other studies, analyses and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by

Pacific Oak Strategic Opportunity REIT II, Inc.

Attention: The Special Committee of the Board of Directors

February 19, 2020

us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Our role in reviewing such data, material and other information was limited solely to performing such review as we deemed necessary and appropriate to support this Opinion and such review was not conducted on behalf of the Committee, the Board, SOR II or any other person. Management of the Advisor has advised us, and we have assumed, that the SOR Projections and the SOR II Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of SOR and SOR II, respectively. In addition, management of the Advisor has advised us, and we have assumed, that the distribution “waterfall” models reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management with respect to the allocations of value among the different classes and types of securities of each of the joint ventures or other companies not wholly owned by either SOR or SOR II referenced therein. At your direction we have used and relied upon the SOR Projections, the SOR II Projections and such distribution “waterfall” models for purposes of our analyses and this Opinion and have assumed that they provide a reasonable basis on which to evaluate SOR, SOR II, the Merger and form an opinion. We express no view or opinion with respect to the SOR Projections, the SOR II Projections, the distribution “waterfall” models or the respective assumptions on which they are based. We have also relied upon and assumed, with your consent, that each class or series of SOR II Common Stock has equivalent value per share. We have further relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of SOR or SOR II since the dates of the information, financial or otherwise, provided to us and that there is no information or any facts that would make any of the information discussed with or reviewed by us incomplete or misleading. We note that, for purposes of this Opinion, we did not rely upon a comparison of the financial and operating performance SOR or SOR II with that of companies with publicly traded equity securities, because we did not identify companies with publicly traded equity securities that we deemed sufficiently similar to SOR or SOR II for such purposes.

We have also relied upon and assumed without independent verification that (i) the representations and warranties of all parties to the Agreement are true and correct; (ii) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the Agreement; (iii) all conditions to the consummation of the Merger will be satisfied without waiver thereof; (iv) the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement therein; and (v) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on SOR, SOR II or the expected benefits of the Merger. We have also assumed, with your agreement, that for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also assumed that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses and this Opinion.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of or relating to SOR, SOR II or any other party to the Merger. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities relating to SOR, or SOR II or of any governmental investigation of any possible unasserted claims or other contingent liabilities relating to SOR or SOR II. We are not expressing any opinion as to what the value of the SOR Common Stock actually will be when issued in the Merger or the price or range of prices at which SOR Common Stock or SOR II Common Stock may be purchased or sold at any time.

Pacific Oak Strategic Opportunity REIT II, Inc.

Attention: The Special Committee of the Board of Directors

February 19, 2020

We have not been requested to, and did not (i) advise the Committee, the Board, SOR II or any other party with respect to alternatives to the Merger or (ii) solicit any indications of interest from third parties with respect to SOR II, the Merger or any alternatives to the Merger. We expect to be authorized in accordance with the Agreement to solicit third party indications of interest in acquiring all or any part of SOR II for a prescribed period following the execution of the Agreement, subject to the terms, conditions and procedures set forth therein. This Opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have no obligation to update, revise, reaffirm or withdraw this Opinion or otherwise comment upon events occurring or information that otherwise comes to our attention after the date hereof.

This Opinion only addresses the fairness, from a financial point of view, to the holders of SOR II Common Stock, other than the Excluded Holders, of the Exchange Ratio in the Merger pursuant to the Agreement, and does not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the Termination Agreement, the Amended and Restated Advisory Agreement or the amendment of the charter of SOR II contemplated by the Agreement. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, SOR II or any other party to proceed with or effect the Merger; (ii) the form, structure or any other portion or aspect of the Merger; (iii) other than assuming the consummation thereof at the effective time of the Merger, and concurrently with the execution of the Agreement, respectively, the transactions contemplated by the Termination Agreement or the Amended and Restated Advisory Agreement; (iv) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of any party (other than the holders of SOR II Common Stock (other than the Excluded Holders) in the manner set forth herein); (v) the relative merits of the Merger as compared to any alternative business strategies that might exist for SOR II or any other party or the effect of any other transaction in which SOR II or any other party might engage; (vi) whether or not SOR II or any other party is receiving or paying reasonably equivalent value in the Merger; (vii) the solvency, creditworthiness or fair value of SOR, SOR II or any of their respective assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, we are not providing any opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Committee, the Board, SOR II and their respective advisors as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to the Merger.

We have acted as financial advisor to the Committee in connection with the Merger and will receive a fee for our services, a portion of which became payable upon the delivery of this Opinion and a significant portion of which is payable upon the closing of the Merger. We may become entitled to an additional fee in connection with the solicitation of third party indications of interest in acquiring all or any part of SOR II following the execution of the Agreement. In addition, SOR II has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement. We and our affiliates may in the future provide investment banking and other financial services to SOR, SOR II, the Advisor and/or certain of their respective affiliates for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial

Pacific Oak Strategic Opportunity REIT II, Inc.

Attention: The Special Committee of the Board of Directors

February 19, 2020

instruments (including bank loans and other obligations) of SOR, SOR II and/or certain of their respective affiliates and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies. In addition, we and our affiliates (including Truist Bank and Truist Financial Corporation) may have other financing and business relationships with SOR, SOR II and their respective affiliates.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, SOR II or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise. The issuance of this Opinion has been approved by an internal committee of SunTrust Robinson Humphrey, Inc. authorized to approve opinions of this nature.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of SOR II Common Stock, other than the Excluded Holders.

SUNTRUST ROBINSON HUMPHREY, INC.

/S/ SUNTRUST ROBINSON HUMPHREY, INC.

Annex D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-55424

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	46-2822978
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11150 Santa Monica Blvd., Suite 400 Los Angeles, California	90025
(Address of Principal Executive Offices)	(Zip Code)

(424) 208-8100

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $0.01 par value per share

Class T Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

There is no established market for the Registrant’s shares of common stock. On December 17, 2019, the board of directors of the Registrant approved an estimated value per share of the Registrant’s common stock of $10.25 based on the estimated value of the Registrant’s assets less the estimated value of the Registrant’s liabilities divided by the number of shares outstanding, all as of September 30, 2019, with the exception of the following adjustments: (i) consolidated investments in real estate properties were valued as of October 31, 2019; (ii) an adjustment to reduce cash for the amount of capital expenditures incurred in October 2019; (iii) an adjustment for disposition costs and fees incurred in connection with the disposition of 2200 Paseo Verde. For a full description of the methodologies used to value the Registrant’s assets and liabilities in connection with the calculation the estimated value per share as of December 17, 2019, see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Market Information.” There were approximately 29,829,329 shares of common stock held by non-affiliates as of June 30, 2019, the last business day of the Registrant’s most recently completed second fiscal quarter.

As of March 23, 2020, there were 17,842,301 and 12,222,529 outstanding shares of Class A and Class T common stock of the Registrant, respectively.

PART I.		D-4
ITEM 1.	BUSINESS	D-4
ITEM 1A.	RISK FACTORS	D-10
ITEM 1B.	UNRESOLVED STAFF COMMENTS	D-58
ITEM 2.	PROPERTIES	D-58
ITEM 3.	LEGAL PROCEEDINGS	D-62
ITEM 4.	MINE SAFETY DISCLOSURES	D-62

PART II.		D-63
ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	D-63
ITEM 6.	SELECTED FINANCIAL DATA	D-76
ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	D-77
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	D-97
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	D-98
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	D-98
ITEM 9A.	CONTROLS AND PROCEDURES	D-98
ITEM 9B.	OTHER INFORMATION	D-99

PART III.		D-100
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	D-100
ITEM 11.	EXECUTIVE COMPENSATION	D-104
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	D-105
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	D-105
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	D-112

PART IV.		D-114
ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	D-114
ITEM 16.	FORM 10-K SUMMARY	D-168

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		D-116

FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Pacific Oak Strategic Opportunity REIT II, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all of the risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We depend on our advisor to conduct our operations and eventually dispose of our investments.

•

Because our new advisor, Pacific Oak Capital Advisors, LLC, was recently formed, it could face challenges with employee hiring and retention, information technology, vendor relationships, and funding; if Pacific Oak Capital Advisors faces challenges in performing its obligations to us, it could negatively impact our ability to achieve our investment objectives.

•

All of our executive officers, our affiliated directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, and other Pacific Oak-affiliated entities. As a result, they face conflicts of interest, including significant conflicts created by our advisor’s compensation arrangements with us and other Pacific Oak-advised programs and investors and conflicts in allocating time among us and these other programs and investors. These conflicts could result in unanticipated actions.

•

We face potential business disruptions due to the recent global outbreak of COVID-19 (Coronavirus). The virus has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain. Our tenants and potential tenants of the properties we own could be adversely affected by the disruption to business caused by the virus.

•

We raised substantially less than the maximum offering amount in our initial public offering. Therefore, our portfolio of properties may not be as diverse as it otherwise would, which will cause the value of our stockholders’ investment to vary more widely with the performance of specific assets.

•

Our advisor and its affiliates receive fees in connection with transactions involving the management of our investments. These fees are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us and increase our stockholders’ risk of loss.

•

Our distribution policy is generally not to use offering proceeds to pay distributions. However, we may pay distributions from any source, including, without limitation, from offering proceeds or borrowings (which may constitute a return of capital). If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets and the overall return to our stockholders may be reduced.

•

Our policies do not limit us from incurring debt until our total liabilities would exceed 75% of the cost of our tangible assets (before deducting depreciation and other non-cash reserves), and we may exceed this limit with the approval of the conflicts committee of our board of directors. To the extent financing in excess of this limit is available on attractive terms, our conflicts committee may approve debt such that our total liabilities would exceed this limit. High debt levels could limit the amount of cash we have available to distribute and could result in a decline in the value of an investment in us.

•	Disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to implement our business strategy and generate returns to stockholders.

•	Our opportunistic property-acquisition strategy involves a higher risk of loss than would a strategy of investing in stabilized properties.

•

Our estimated net asset value per share does not currently represent our enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange.

•

Certain of our debt obligations have variable interest rates and related payments that vary with the movement of LIBOR or other indexes. Increases in these indexes could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of this Annual Report on Form 10-K.

PART I

ITEM 1.	BUSINESS

Overview

Pacific Oak Strategic Opportunity REIT II, Inc. (formerly known as KBS Strategic Opportunity REIT II, Inc) was formed on February 6, 2013 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2014 and it intends to continue to operate in such a manner. As used herein, the terms “we,” “our” and “us” refer to Pacific Oak Strategic Opportunity REIT II, Inc. and as required by context, Pacific Oak Strategic Opportunity Limited Partnership II, a Delaware limited partnership formed on May 21, 2013 (the “Operating Partnership”), and its subsidiaries. KBS Capital Advisors LLC was previously our external advisor and on October 31, 2019 ceased to be our advisor or have any advisory responsibility to us immediately following the filing of our Quarter Report on Form 10-Q for the period ending September 30, 2019. On November 1, 2019, Pacific Oak Capital Advisors, LLC (“Pacific Oak Capital Advisors”) became our advisor. As our advisor, Pacific Oak Capital Advisors manages our day-to-day operations and our portfolio of investments. Pacific Oak Capital Advisors also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. Pacific Oak Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf. We have sought to invest in and manage a diverse portfolio of real estate related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We conduct our business primarily through our Operating Partnership, of which we are the sole general partner.

KBS Capital Advisors entered a sub-advisory agreement with STAM Europe (“STAM”), a real estate operating company based in Paris, France, pursuant to which STAM would provide real estate acquisition and portfolio management services to our advisor in connection with investments in Europe. Effective April 17, 2019, STAM terminated the sub-advisory agreement with KBS Capital Advisors.

On July 3, 2013, we commenced a private placement offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), to offer a maximum of $105,000,000 of shares of common stock for sale to certain accredited investors, of which $5,000,000 of shares were offered pursuant to our dividend reinvestment plan. We ceased offering shares in our private offering on August 11, 2014. KBS Capital Markets Group LLC, an affiliate of KBS Capital Advisors, served as the dealer manager of the offering pursuant to a dealer manager agreement and was responsible for marketing our shares in the offering.

On November 14, 2013, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to register for sale to the public a maximum of 180,000,000 shares of common stock, of which 80,000,000 shares were to be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on August 12, 2014 and we retained KBS Capital Markets Group LLC to serve as the dealer manager of the initial public offering pursuant to a dealer manager agreement. On February 11, 2016, we filed an amended registration statement on Form S-11 with the SEC to offer a second class of common stock designated as Class T shares and to designate our initially offered and outstanding common stock as Class A shares. Pursuant to the amended registration statement, we were offering to sell any combination of Class A and Class T shares in our primary offering and dividend reinvestment plan offering but in no event could we sell more than 180,000,000 of shares of our common stock pursuant to the offering. We commenced offering our Class T shares of our common stock for sale to the public on February 17, 2016. The dealer manager was responsible for marketing our shares in the initial public offering.

We ceased offering shares of common stock in our initial public offering on July 31, 2018 and terminated our initial public offering on September 28, 2018. We continue to offer shares of common stock under our dividend reinvestment plan. In some states, we will need to renew the registration statement annually or file a new registration statement to continue our dividend reinvestment plan offering. We may terminate our dividend reinvestment plan offering at any time.

We have used substantially all of the net proceeds from our offerings to invest in and manage a portfolio of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate-related investments located in the United States and Europe. As of December 31, 2019, we had invested in two hotel properties, three office properties, one apartment building and owned two investments in unconsolidated joint ventures and an investment in real estate equity securities. Additionally, as of December 31, 2019, we had entered into a consolidated joint venture to develop one office/retail property.

We sold 11,977,758 and 11,537,701 shares of Class A and Class T common stock, respectively, for aggregate gross offering proceeds of $228.6 million in our initial public offering. As of December 31, 2019, we had sold 723,641 and 333,841 shares of Class A and Class T common stock, respectively, under our dividend reinvestment plan for aggregate gross offering proceeds of $9.8 million. Also as of December 31, 2019, we had redeemed 718,962 and 107,945 shares of Class A and Class T common stock, respectively, for $7.4 million.

We sold 3,619,851 shares of Class A common stock for gross offering proceeds of $32.2 million in our private offering. Additionally, on each of April 2, 2014 and July 31, 2014, we issued 120,106 shares of Class A common stock to an entity affiliated with two of our officers and affiliated directors for $1.0 million in separate private transactions exempt from the registration requirements of the Securities Act. On July 14, 2017 and February 13, 2018, we issued 214,175 shares and 10,935 shares, respectively, of Class A common stock to a business associate of two of our officers and affiliated directors for $2.0 million and $0.1 million, respectively, in a separate private transaction exempt from the registration requirements of the Securities Act.

On February 19, 2020, we, Pacific Oak Strategic Opportunity REIT, Inc. (“POSOR I”), and Pacific Oak SOR II, LLC, an indirect subsidiary of POSOR I (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, we will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of POSOR I. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of our company shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of our common stock will be converted into the right to receive 0.9643 shares of POSOR I common stock. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. See “Proposed Merger” below for more information.

Objectives and Strategies

Our primary investment objectives are:

•	to preserve and return our stockholders’ capital contributions;

•	to realize growth in the value of our investments; and

•	to provide increasing cash distributions to our investors through increased cash flow from operations or targeted asset sales.

We have completed our acquisition stage and we plan to lease-up and stabilize existing assets, as well as explore value-add opportunities for existing assets. We will seek to realize growth in the value of our investments by timing asset sales to maximize their value.

Investment Strategies

We have sought to achieve our objectives by using substantially all of the net proceeds from our offerings and debt financing to invest in and manage a portfolio of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate-related investments located in the United States and Europe. We believe that we are most likely to meet our investment objectives through the careful selection and underwriting of assets. When making an investment, we emphasized the performance and risk characteristics of that investment, how that investment fits with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives.

Real Estate Investments

As of December 31, 2019, we owned two hotel properties with an aggregate of 649 rooms, three office properties encompassing in the aggregate 806,115 rentable square feet which were 68% occupied and one apartment property with 292 units which was 93% occupied. Additionally, as of December 31, 2019, we had entered into a consolidated joint venture to develop one office/retail property. For more information about our real estate investments, see Part I, Item 2 of this Annual Report on Form 10-K.

Real Estate-Related Investments

As of December 31, 2019, we owned an investment in real estate equity securities with a total book value of $9.9 million.

Other Investment

As of December 31, 2019, we owned two investments in unconsolidated entities. On June 28, 2016, we originated a participating loan facility to STAM in an amount up to €2.6 million ($2.9 million at closing). We funded approximately €2.1 million ($2.3 million at closing). In addition to the amount funded at closing, we also capitalized an additional $0.2 million of acquisition costs and fees. STAM used the proceeds to fund a general partner interest in a STAM-sponsored institutional real estate fund with an unrelated third party joint venture partner. The real estate fund invested in European real estate which STAM manages on behalf of the joint venture. As part of the terms of this investment with STAM, we receive a portion of the fees STAM receives from the fund. During the year ended December 31, 2019, STAM completed the liquidation of the portfolio and we recognized $2.8 million of equity in income of unconsolidated entity with respect to this investment.

On December 31, 2019, the Company acquired 13 Class A Units for $2.9 million in Pacific Oak Opportunity Zone Fund I, LLC. As of December 31, 2019, Pacific Oak Opportunity Zone Fund I consolidated two joint ventures with real estate under development.

Financing Objectives

We have financed a portion of our investments with debt. We have used debt financing in various forms in an effort to increase the size of our portfolio and potential returns to our stockholders. Access to capital is crucial to our business, since we earn income based on the spread between the yield on our investments and the cost of our borrowings. The following table shows the current and fully extended maturities, including principal amortization payments, of our debt as of December 31, 2019 (in thousands):

	Current Maturity	Extended Maturity
2020	$79,931	$21,922
2021	76,575	37,129
2022	173,089	96,165
2023	—	25,419
2024	—	148,960

	$329,595	$329,595

We have focused our investment activities on obtaining a portfolio of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate investments. Careful use of debt has helped us to achieve our diversification goals because we have more funds available for investment. We expect our debt financing to be 60% or less of the cost of our tangible assets (before deducting depreciation and other non-cash reserves). This is our target leverage as established by our board of directors. There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2019, our borrowings and other liabilities were approximately 60% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets.

We do not intend to exceed the leverage limit in our charter. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors, and could also be accompanied by restrictive covenants. High levels of debt could also increase the risk of being unable to refinance when loans become due, or of being unable to refinance on favorable terms, and the risk of loss with respect to assets pledged as collateral for loans.

Except with respect to the borrowing limits contained in our charter, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: economic conditions, the relative cost and availability of debt and equity capital, any investment opportunities, the ability of our investments to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to book value in connection with any change of our borrowing policies.

Disposition Policies

The period that we will hold our investments will vary depending on the type of asset, interest rates and other factors. Our advisor has developed a well-defined exit strategy for each investment we have made. Pacific Oak Capital Advisors will continually perform a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return for our stockholders. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders. During the year ended December 31, 2019, we sold one office building and there were no properties classified as held for sale as of December 31, 2019. The disposition strategy is consistent with our objectives of acquiring opportunistic investments, improving the investments and timing asset sales to realize the growth in the value that was created during our hold period.

Proposed Merger

If the Merger were to occur today, the combined company’s portfolio would consist of nine office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, in the aggregate, approximately, 3.8 million rentable square feet and 77.7% leased occupancy (based on data as of March 24, 2020), two hotel properties, two apartment properties, one residential home portfolio consisting of 993 single-family rental homes, three investments in undeveloped land with approximately 1,000 developable acres, an investment in an office/retail property redevelopment, six investments in unconsolidated entities and four investments in real estate equity securities.

The Merger is conditioned upon receipt of the approval of the holders of a majority of our outstanding shares with respect to the Merger. In addition, the Merger Agreement provides certain termination rights for

POSOR I and us. In connection with the termination of the Merger Agreement, under certain specified circumstances, we may be required to pay POSOR I a termination fee of $9.3 million.

Under the terms of the Merger Agreement, in exchange for each share of our common stock owned, our stockholders will receive 0.9643 shares of our common stock. Following the closing of the Merger, POSOR I and our stockholders are expected to own approximately 69.4% and 30.6% of the combined company, respectively. We expect the transaction to close in the second half of 2020, subject to certain closing conditions, including the approval of the merger by our stockholders.

Concurrently with the entry into the Merger Agreement, POSOR I and Pacific Oak Capital Advisors (which is also the external advisor to us) entered into the Amended and Restated Advisory Agreement (the “Amended Advisory Agreement”). The Amended Advisory Agreement amended POSOR I’s existing advisory agreement to provide that no acquisition fees will be paid in connection with the Merger and to set the “issue price” ($10.63 per share) of the shares issued in the Merger for purposes of calculating the Pacific Oak Capital Advisors’ incentive fee. The Merger itself will not trigger an incentive fee to Pacific Oak Capital Advisors by POSOR I or us.

Concurrently with the entry into the Merger Agreement, we and Pacific Oak Capital Advisors entered into a termination letter agreement (the “Termination Agreement”), effective as of February 19, 2020. Pursuant to the Termination Agreement, the advisory agreement between us and Pacific Oak Capital Advisors (the “POSOR II Advisory Agreement”) will be terminated at the effective time of the Merger. Also pursuant to the Termination Agreement, Pacific Oak Capital Advisors waived any disposition fee it otherwise would be entitled to receive from us with respect to the Merger. If, however, we are ultimately sold to another bidder, then Pacific Oak Capital Advisors may be entitled to a disposition fee from us in an amount as set forth in the POSOR II Advisory Agreement.

The foregoing descriptions of the Merger Agreement, the Termination Agreement and the Merger are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement and the Termination Agreement, copies of which were filed as exhibits to our Current Report on Form 8-K filed with the SEC on February 20, 2020. There is no guarantee that the Merger will be consummated.

Economic Dependency

We are dependent on our advisor for certain services that are essential to us, including the disposition of investments; management of the daily operations of our investment portfolio; and other general and administrative responsibilities. In the event that our advisor is unable to provide these services, we will be required to obtain such services from other sources.

Competitive Market Factors

We face competition from various entities for prospective tenants and to retain our current tenants, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant. As a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract and retain tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders may be adversely affected.

Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Compliance with Federal, State and Local Environmental Law

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

All of our real estate properties, other than properties acquired through foreclosure, will be subject to Phase I environmental assessments at the time they are acquired.

Segments

We have invested in opportunistic real estate investments and originated a loan secured by a non-stabilized real estate asset. In general, we intend to hold our investments in opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, our management views opportunistic real estate and other real estate-related assets as similar investments. Substantially all of our revenue and net income (loss) is from opportunistic real estate and other real estate-related assets, and therefore, we currently aggregate our operating segments into one reportable business segment. In addition, we have invested in a participating loan facility secured by a portfolio of light industrial properties located in Europe. However, based on our investment portfolio and future investment focus, we do not believe that our investment in the European asset is a reportable segment.

Employees

We have no paid employees. The employees of our advisor or its affiliates provide management, acquisition, disposition, advisory and certain administrative services for us.

Principal Executive Office

Our principal executive offices are located at 11150 Santa Monica Blvd., Suite 400, Los Angeles, California 90025. Our telephone number and web address are (424) 208-8100 and http://www.pacificoakcmg.com/offering/reit-ii.

Available Information

Access to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other filings with the SEC, including amendments to such filings, may be obtained free of charge from the following website, http://www.pacificoakcmg.com/offering/reit-ii., through a link to the SEC’s website. These filings are available promptly after we file them with, or furnish them to, the SEC.

ITEM 1A.	RISK FACTORS

The following are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to an Investment in Us

In January 2020 we exhausted funds available for redemptions under our share redemption program, other than those submitted in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” for which we had $0.5 million available as of March 1, 2020. Therefore, except in limited circumstances, our stockholders will be unable to sell their shares under our share redemption program.

During any calendar year, we may redeem only the number of shares that we could purchase with the amount of net proceeds from the sale of shares under our distribution reinvestment plan during the prior calendar year provided that $500,000 of this amount is reserved for redemptions made upon a stockholder’s death, “qualifying disability” or “determination of incompetence.” In 2019, our net proceeds from the distribution reinvestment plan were $2.2 million. As of the January 1, 2020 redemption date, we had exhausted the amount available for ordinary redemptions, and as of March 1, 2020, we had $8.2 million outstanding and unfulfilled redemption requests representing 808,172 shares. We have $0.5 million available to fund special redemptions during the remainder of 2020. We can provide no assurances as to whether our board of directors will make additional funds available for our share redemption program.

We raised substantially less than the maximum offering amount in our initial public offering. Therefore, our portfolio of assets may not be as diverse as it otherwise would, which will cause the value of our stockholders’ investment to vary more widely with the performance of specific assets.

Our initial public offering was made on a “best efforts” basis, whereby the broker-dealers who participated in the offering had no firm commitment or obligation to purchase any of the shares. In the public offering, we raised fewer proceeds than our sponsor and dealer manager originally expected. As a result, we raised substantially less than the maximum offering amount in the public offering. Therefore, we made fewer investments than originally intended, resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments or the collateral securing our investments are located. Adverse developments with respect to a single asset, or a geographic region, will have a greater adverse impact on our operations than they otherwise would.

Our board of directors has begun to explore strategic alternatives for us. If we consummate a merger or pursue another exit strategy in the near term, stockholders may not receive an amount per share equal to our estimated NAV per share.

Our estimated NAV per share of $10.25, as established by our board of directors on December 17, 2019, did not take into account estimated disposition costs and fees for real estate properties, entity liquidation costs, and debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations. These fees may be substantial. Thus, to the extent we consummate a merger or pursue another exit strategy in the near term, stockholders may not recover the estimated NAV per share due to the impact of these fees and costs.

Because no public trading market for our shares currently exists, it will be difficult for our investors to sell their shares and, if they are able to sell their shares, it will likely be at a substantial discount to the offering price.

No public market currently exists for our shares, and at this time we have no plans to list our shares on a national securities exchange. Our charter does not require our directors to provide our stockholders with a liquidity event by a specified date or at all. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. Any sale must comply with applicable state and federal securities laws. In addition, our charter prohibits the ownership of more than 9.8% of our stock by any person, unless exempted by our board of directors, which may inhibit large investors from purchasing our stockholders’ shares. Moreover, our share redemption program includes numerous restrictions that limit our stockholders’ ability to sell a stockholders’ shares to us, and our board of directors may amend, suspend or terminate our share redemption program upon 10 business days’ notice to stockholders. In addition, in January 2020 we exhausted funds available for redemptions under our share redemption program, other than those submitted in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence.” Therefore, it will be difficult for stockholders to sell their shares promptly or at all. If stockholders are able to sell their shares, they would likely have to sell them at a substantial discount to their public offering price. It is also likely that our shares would not be accepted as the primary collateral for a loan.

Because of the concentration of a significant portion of our assets in California, any adverse economic, real estate or business conditions in this area could affect our operating results and our ability to make distributions to our stockholders.

As of December 31, 2019, our real estate investments in California represented 56.2% of our total assets. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse economic developments in the California real estate market. Any adverse economic or real estate developments in this market, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect our operating results and our ability to make distributions to stockholders.

Disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, commercial real estate values and our ability to secure debt financing, service future debt obligations, or pay distributions to our stockholders.

We have relied on debt financing to finance our real estate properties and we may have difficulty refinancing some of our debt obligations prior to or at maturity or we may not be able to refinance these obligations at terms as favorable as the terms of our existing indebtedness and we also may be unable to obtain additional debt financing on attractive terms or at all. If we are not able to refinance our existing indebtedness on attractive terms at the various maturity dates, we may be forced to dispose of some of our assets. Market conditions can change quickly, which could negatively impact the value of our assets.

Disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments. Any disruption to the debt and capital markets could result in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

•	the values of our investments in commercial properties could decrease below the amounts paid for such investments;

•	the value of collateral securing our loan investments could decrease below the outstanding principal amounts of such loans;

•

revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations on debt financing; and/or

•

revenues generated by the properties and other assets securing our loan investments could decrease, making it more difficult for the borrowers to meet their payment obligations to us, which could in turn make it more difficult for us to pay distributions or meet our debt service obligations on debt financing.

All of these factors could reduce our stockholders’ return and decrease the value of an investment in us.

Subsequent to December 31, 2019, there was a global outbreak of a new strain of coronavirus, COVID-19 which has been designated as a pandemic by the World Health Organization, continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus have continued to be identified in additional countries, many countries have reacted by instituting quarantines, restrictions on travel, and limiting hours of operations of non-essential offices and retail centers. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact to occupancy at its properties, financing arrangements, increased costs of operations, decrease in values of its investments, changes in law and/or regulation, and uncertainty regarding government and regulatory policy. The Company is unable to estimate the impact the novel coronavirus will have on its financial results at this time.

Uncertainty and volatility in the credit markets could affect our ability to obtain debt financing on reasonable terms, or at all, which could reduce the number of properties we may be able to acquire and the amount of cash distributions we can make to our stockholders.

The U.S. and global credit markets have in the past experienced severe dislocations and liquidity disruptions, which caused volatility in the credit spreads on prospective debt financings and constrained the availability of debt financing due to the reluctance of lenders to offer financing at high leverage ratios. Similar conditions in the future could adversely impact our ability to access additional debt financing on reasonable terms or at all, which may adversely affect investment returns on future acquisitions or our ability to make acquisitions.

If mortgage debt or unsecured debt is unavailable on reasonable terms as a result of increased interest rates, increased credit spreads, decreased liquidity or other factors, we may not be able to finance the initial purchase of properties. In addition, when we incur mortgage debt or unsecured debt, we run the risk of being unable to refinance such debt upon maturity, or of being unable to refinance on favorable terms.

If interest rates are higher or other financing terms, such as principal amortization, the need for a corporate guaranty, or other terms are not as favorable when we refinance debt or issue new debt, our income could be reduced. To the extent we are unable to refinance debt on reasonable terms, at appropriate times or at all, we may be required to sell properties on terms that are not advantageous to us, or that could result in the foreclosure of such properties. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing securities or borrowing more money.

Because we depend upon our advisor and its affiliates to conduct our operations, adverse changes in the financial health of our advisor or its affiliates could cause our operations to suffer.

We depend on Pacific Oak Capital Advisors, its affiliates and the key real estate and debt finance professionals at Pacific Oak Capital Advisors to manage our operations and our portfolio of real estate-related loans, opportunistic real estate, real estate equity securities and other real estate-related investments. Our advisor depends upon the fees and other compensation that it receives from us and other Pacific Oak-sponsored public programs in connection with the origination, purchase, management and sale of assets to conduct its operations. Any adverse changes in the financial condition of Pacific Oak Capital Advisors or its affiliates or our relationship with Pacific Oak Capital Advisors or its affiliates could hinder their ability to successfully manage our operations and our portfolio of investments.

We have paid distributions in part from financings and expect that in the future we may not pay distributions solely from our cash flow from operating activities. To the extent that we pay distributions from sources other than our cash flow from operating activities, the overall return to our stockholders may be reduced.

Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We have paid distributions in part from financings and expect that in the future we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions with proceeds from the sale of assets. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operating activities available for distribution in future periods. If we fund distributions from the sale of assets, this will affect our ability to generate cash flow from operating activities in future periods. To the extent that we pay distributions from sources other than our cash flow from operating activities, the overall return to our stockholders may be reduced. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flow from operating activities.

For the year ended December 31, 2018, we paid aggregate distributions of $4.9 million, including $1.9 million of distributions paid in cash and $3.0 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the year ended December 31, 2018 was $23.5 million and cash flow provided by operations was $4.6 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $3.8 million of cash flow from operating activities and $1.1 million of prior period cash flow from operating activities in excess of distributions paid. For purposes of determining the source of distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments.

For the year ended December 31, 2019, we paid aggregate distributions of $3.6 million, including $1.4 million of distributions paid in cash and $2.2 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the year ended December 31, 2019 was $7.5 million and cash flow used in operations was $0.1 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders with $5.7 million of prior period cash flow from operating activities in excess of distributions paid. For purposes of determining the source of distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments.

To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

The loss of or the inability to retain or obtain key real estate and debt finance professionals at our advisor could delay or hinder implementation of our investment strategies, which could limit our ability to pay distributions and decrease the value of an investment in us.

Our success depends to a significant degree upon the contributions of Keith D. Hall and Peter McMillan III, each of whom would be difficult to replace. Neither we nor our affiliates have employment agreements with Messrs. Hall or McMillan. Messrs. Hall and McMillan may not remain associated with us, our advisor or its affiliates. If any of these persons were to cease their association with us, our advisor or its affiliates, we may be unable to find suitable replacements and our operating results could suffer as a result. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our advisor’s and its affiliates’ ability to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our advisor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. If we lose or are unable to retain or obtain the services of highly skilled professionals our ability to implement our investment strategies could be delayed or hindered, and the value of an investment in us may decline. Furthermore, some or all of these individuals may become employees of another Pacific Oak-sponsored program in an internalization transaction or, if we internalize our advisor, may not become our employees as a result of their relationship with other Pacific Oak-sponsored programs. If these events occur, our operating performance and the return on an investment in us could suffer.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our stockholders’ and their recovery against our independent directors if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interest and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, our stockholders and us may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our stockholders and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution.

We have no target investment allocation and we may change our targeted investments without stockholder consent.

Except with respect to unimproved or non-income producing property, we are not limited in the percentage of net proceeds of our initial public offering that we may allocate to a specific real estate asset type. Thus, we may make all of our investments in investments which present an increased risk of loss. In addition, we may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, our targeted investments described our prospectus. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to pay distributions.

We face risks associated with security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology (“IT”) networks and related systems.

We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our IT networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations. Although we make efforts to maintain the security and integrity of these types of IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

A security breach or other significant disruption involving our IT networks and related systems could:

•	disrupt the proper functioning of our networks and systems and therefore our operations;

•	result in misstated financial reports, violations of loan covenants and/or missed reporting deadlines;

•	result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;

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result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or which could expose us to damage claims by third-parties for disruptive, destructive or otherwise harmful purposes and outcomes;

•	require significant management attention and resources to remedy any damages that result;

•	subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or

•	damage our reputation among our stockholders.

In addition, we rely on the security systems of our third-party managers and franchisors to protect proprietary and customer information from these threats.

Any or all of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Related to Conflicts of Interest

Pacific Oak Capital Advisors and its affiliates, including all of our executive officers and our affiliated directors and other key real estate and debt finance professionals, face conflicts of interest caused by their compensation arrangements with us and with other Pacific Oak-sponsored programs and Pacific Oak-advised investors, which could result in actions that are not in the long-term best interests of our stockholders.

All of our executive officers and our affiliated directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, our dealer manager and/or other Pacific Oak-affiliated entities. Pacific Oak Capital Advisors and its affiliates receive substantial fees from us. These fees could influence our advisor’s advice to us as well as the judgment of its affiliates. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with Pacific Oak Capital Advisors and its affiliates, including the advisory agreement and the dealer manager agreement;

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offerings of equity by us, which entitle Pacific Oak Capital Markets Group to dealer-manager fees and will likely entitle Pacific Oak Capital Advisors to increased acquisition and origination fees and asset management fees;

•	sales of investments, which entitle Pacific Oak Capital Advisors to disposition fees and possible subordinated incentive fees;

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acquisitions of investments and originations of loans, which entitle Pacific Oak Capital Advisors to acquisition and origination fees based on the cost of the investment and asset management fees and, in the case of acquisitions of investments from other Pacific Oak-sponsored programs, might entitle affiliates of Pacific Oak Capital Advisors to disposition fees and possible subordinated incentive fees in connection with its services for the seller;

•	borrowings to acquire investments and to originate loans, which borrowings increase the acquisition and origination fees payable to Pacific Oak Capital Advisors;

•	whether and when we seek to list our common stock on a national securities exchange, which listing could entitle Pacific Oak Capital Advisors to a subordinated incentive fee; and

•	whether and when we seek to sell the company or its assets, which sale could entitle Pacific Oak Capital Advisors to a disposition fee and/or a subordinated incentive fee.

The fees our advisor receives in connection with transactions involving the acquisition or origination of an asset are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us and increase our stockholders’ risk of loss.

Further, existing and future Pacific Oak-sponsored programs and Pacific Oak-advised investors and Messrs. Hall and McMillan generally are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, origination, development, ownership, leasing or sale of real estate-related investments.

Pacific Oak Capital Advisors and the key real estate professionals associated with Pacific Oak Capital Advisors face conflicts of interest relating to the leasing and disposition of properties due to their relationship with other real estate programs and such conflicts may not be resolved in our favor, which could limit our ability to pay distributions to our stockholders and reduce our stockholders’ overall investment return.

We rely on our sponsor, Pacific Oak Holding Group, LLC, and other key real estate professionals at our advisor, including Messrs. Hall and McMillan, to identify suitable investment opportunities for us and to supervise the property management and leasing and eventual disposition of properties. POSOR I is also advised by Pacific Oak Capital Advisors. Keppel Pacific Oak US REIT is externally managed by a joint venture between (i) an entity in which Messrs. Hall and McMillan have an indirect ownership interest and (ii) Keppel Capital Holding Pte. Ltd., which is not affiliated with us, and has also engaged Pacific Oak Capital Advisors to act as its asset manager in the United States. Through Pacific Oak Capital Advisors these programs rely on many of the same real estate and debt finance professionals as will future programs advised by our advisor or professionals associated with our advisor. As such, we and other programs that currently have funds available for investment rely on many of the same real estate and debt finance professionals employed by Pacific Oak Capital Advisors, as will future Pacific Oak-sponsored programs, Pacific Oak-advised investors and other programs sponsored by Messrs. Hall and McMillan. Many investment opportunities that are suitable for us may also be suitable for other programs and investors. When these real estate and debt finance professionals direct an investment opportunity to any program or investor they, in their sole discretion, will offer the opportunity to the program or investor for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program or investor.

In addition, we and other programs advised by Pacific Oak Capital Advisors and its affiliates or key real estate professionals, rely on our sponsor and other key real estate professionals at our advisor to sell our properties. These programs and Pacific Oak-advised investors may possess properties in similar locations and/or of the same property types as ours and may be attempting to sell these properties at the same time we are attempting to sell some of our properties. If our advisor directs potential purchasers to properties owned by other programs they advise when it could direct such purchasers to our properties, we may be unable to sell some or all of our properties at the time or at the price we otherwise would, which could limit our ability to pay distributions and reduce our stockholders’ overall investment return.

Pacific Oak Capital Advisors will face conflicts of interest relating to joint ventures that we may form with affiliates of Pacific Oak Capital Advisors, which conflicts could result in a disproportionate benefit to the other venture partners at our expense.

If approved by a majority of our independent directors, we may enter into joint venture agreements with other Pacific Oak-sponsored programs or affiliated entities for the acquisition, development or improvement of properties or other investments. Pacific Oak Capital Advisors and its affiliates, the advisors to the other Pacific Oak-sponsored programs and the investment advisers to Pacific Oak-advised investors, have some of the same executive officers, directors and other key real estate and debt finance professionals; and these persons will face conflicts of interest in determining which Pacific Oak program or investor should enter into any particular joint venture agreement. These persons may also face a conflict in structuring the terms of the relationship between our interests and the interests of the Pacific Oak-affiliated co-venturer and in managing the joint venture. Any joint venture agreement or transaction between us and a Pacific Oak-affiliated co-venturer will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers. The Pacific Oak-affiliated co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. These co-venturers may thus benefit to our and our investors’ detriment.

Pacific Oak Capital Advisors, the real estate and debt finance professionals assembled by our advisor, their affiliates and our officers face competing demands on their time and this may cause our operations and our stockholders’ investment to suffer.

We rely on Pacific Oak Capital Advisors and the real estate, management, accounting and debt finance professionals our advisor has assembled, including Messrs. Hall, McMillan and Michael A. Bender for the day-to-day operation of our business. Messrs. Hall, McMillan, and Bender are executive officers of POSOR I. As a result of their interests in other Pacific Oak programs, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, Messrs. Hall, McMillan and Bender face conflicts of interest in allocating their time among us, POSOR I, Pacific Oak Capital Advisors and other Pacific Oak-sponsored programs as well as other business activities in which they are involved. In addition, Pacific Oak Capital Advisors and their affiliates share many of the same key real estate and debt finance professionals. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. Furthermore, some or all of these individuals may become employees of another Pacific Oak-sponsored program in an internalization transaction or, if we internalize our advisor, may not become our employees as a result of their relationship with other Pacific Oak-sponsored programs. If these events occur, the returns on our investments, and the value of our stockholders’ investments, may decline.

All of our executive officers and some of our directors and the key real estate and debt finance professionals assembled by our advisor face conflicts of interest related to their positions and/or interests in Pacific Oak Capital Advisors and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers, some of our directors and other key real estate and debt finance professionals assembled by our advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, and other affiliated Pacific Oak entities. Through Pacific Oak-affiliated entities, some of these persons also serve as the investment advisors to institutional investors in real estate and real estate-related assets and through Pacific Oak Capital Advisors and its affiliates these persons serve as the advisor to POSOR I and other Pacific Oak-sponsored programs. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Further, Messrs. Hall and McMillan and existing and future Pacific Oak-sponsored programs and Pacific Oak-advised investors generally are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Our board of directors’ loyalties to POSOR I and Keppel Pacific Oak US REIT and possibly to future Pacific Oak-sponsored programs could influence its judgment, resulting in actions that may not be in our stockholders’ best interest or that result in a disproportionate benefit to another Pacific Oak-sponsored program at our expense.

Three of our directors, including one of our independent directors, Mr. Yee, are also directors of POSOR I. In addition, one of our directors, Mr. McMillan, is also a director of Keppel Pacific Oak US REIT. The loyalties of our directors serving on the boards of directors of POSOR I and Keppel Pacific Oak US REIT, or possibly on the boards of directors of future Pacific Oak-sponsored programs, may influence the judgment of our board when considering issues for us that also may affect other Pacific Oak-sponsored programs, such as the following:

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The conflicts committee of our board must evaluate the performance of Pacific Oak Capital Advisors with respect to whether Pacific Oak Capital Advisors is presenting to us our fair share of investment opportunities. If our advisor is not presenting a sufficient number of investment opportunities to us because it is presenting many opportunities to other Pacific Oak-sponsored programs or if our advisor is giving preferential treatment to other Pacific Oak-sponsored programs in this regard, the conflicts committee may not be well suited to enforce our rights under the terms of the advisory agreement or to seek a new advisor.

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We could enter into transactions with other Pacific Oak-sponsored programs, such as property sales, acquisitions or financing arrangements. Such transactions might entitle Pacific Oak Capital Advisors or its affiliates to fees and other compensation from both parties to the transaction. For example, acquisitions from other Pacific Oak-sponsored programs might entitle Pacific Oak Capital Advisors or its affiliates to disposition fees and possible subordinated incentive fees in connection with its services for the seller in addition to acquisition and origination fees and other fees that we might pay to Pacific Oak Capital Advisors in connection with such transaction. Similarly, property sales to other Pacific Oak-sponsored programs might entitle Pacific Oak Capital Advisors or its affiliates to acquisition and origination fees in connection with its services to the purchaser in addition to disposition and other fees that we might pay to Pacific Oak Capital Advisors in connection with such transaction. Decisions of our board of directors and the conflicts committee regarding the terms of those transactions may be influenced by our board’s and the conflicts committee’s loyalties to such other Pacific Oak-sponsored programs.

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A decision of our board of directors or the conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that such offering would compete with an offering of other Pacific Oak-sponsored programs.

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A decision of our board of directors or the conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other Pacific Oak-sponsored programs.

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A decision of our board of directors or the conflicts committee regarding whether and when we seek to list our shares of common stock on a national securities exchange could be influenced by concerns that such listing could adversely affect the sales efforts for other Pacific Oak-sponsored programs, depending on the price at which our shares trade.

Risks Related to Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, our charter prohibits a person from directly or constructively owning more than 9.8% of our outstanding shares, unless exempted by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees). This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the Maryland General Corporation Law to authorize the adoption of such provisions.

Our stockholders’ investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act. If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

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pursuant to Section 3(a)(1)(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

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pursuant to Section 3(a)(1)(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that neither we nor our Operating Partnership will be required to register as an investment company based on the following analyses. With respect to the 40% test, most of the entities through which we and our Operating Partnership own our assets will be majority-owned subsidiaries that will not themselves be investment companies and will not be relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our Operating Partnership will be holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

If any of the subsidiaries of our Operating Partnership fail to meet the 40% test, we believe they will usually, if not always, be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Otherwise, they should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that any of the subsidiaries of our Operating Partnership relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, and approximately an additional 25% of its assets in other types of real estate-related assets. If any subsidiary relies on Section 3(c)(5)(C), we expect to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC or its staff may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. In this regard, we note that in 2011 the SEC issued a concept release indicating that the SEC and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage related instruments. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business. For more information related to compliance with the Investment Company Act, see “Investment Objectives and Criteria-Investment Limitations Under the Investment Company Act of 1940.”

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered “real estate-related assets” under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered “real estate-related assets” under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Our stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board’s broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks stockholders face.

Because our charter does not require our listing or liquidation by a specified date, or at all, investors should only purchase our shares as a long-term investment and be prepared to hold them for an indefinite period of time.

We may seek to list our shares of common stock on a national securities exchange if our independent directors believe listing would be in the best interest of our stockholders. If we do not list our shares of common stock on a national securities exchange within ten years from commencement of our initial public offering, our charter requires that we either seek stockholder approval of the liquidation of the company; or postpone the decision of whether to liquidate the company, if a majority of the conflicts committee determines that liquidation is not then in the best interests of the stockholders. If a majority of the conflicts committee does determine that liquidation is not then in the best interests of our stockholders, our charter requires that the conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of our stockholders. If we sought and failed to obtain stockholder approval of our liquidation, our charter would not require us to list or liquidate and would not require the conflicts committee to revisit the issue of liquidation, and we could continue to operate as before. Because our charter does not require our listing or liquidation by a specified date, or at all, investors should only purchase our shares as a long-term investment and be prepared to hold them for an indefinite period of time.

If funds are not available from our dividend reinvestment plan offering for general corporate purposes, then we may have to use a greater proportion of our cash flow from operations to meet our general cash requirements, which would reduce cash available for distributions and limit our ability to redeem shares under our share redemption program.

We depend on the proceeds from our dividend reinvestment plan offering for general corporate purposes, including, but not limited to, the repurchase of shares under our share redemption program; reserves required by any financings of our investments; future funding obligations under any real estate loan receivable we acquire or originate; the acquisition or origination of assets, which would include payment of acquisition and origination fees to our advisor; the repayment of debt; and expenses relating to our investments, such as purchasing a loan senior to ours to protect our junior position in the event of a default by the borrower on the senior loan, making protective advances to preserve collateral securing a loan, or making capital and tenant improvements or paying leasing costs and commissions related to real property. We cannot predict with any certainty how much, if any, dividend reinvestment plan proceeds will be available for general corporate purposes. If such funds are not available from our dividend reinvestment plan offering, then we may have to use a greater proportion of our cash flow from operations to meet our general cash requirements, which would reduce cash available for distributions and could limit our ability to redeem shares under our share redemption program.

The estimated NAV per share of our common stock may not reflect the value that stockholders will receive for their investment and does not take into account how developments subsequent to the valuation date related to individual assets, the financial or real estate markets or other events may have increased or decreased the value of our portfolio.

On December 17, 2019, our board of directors approved an estimated NAV per share of our common stock of $10.25 based on the estimated value of the our assets less the estimated value of our liabilities, or NAV, divided by the number of shares outstanding, all as of September 30, 2019, with the exception of the following adjustments: (i) our consolidated investments in real estate properties were valued as of October 31, 2019; (ii) an adjustment to reduce cash for the amount of capital expenditures incurred in October 2019; (iii) an adjustment for disposition costs and fees incurred in connection with the disposition of 2200 Paseo Verde. Other than the adjustments, there were no material changes between September 30, 2019 and December 17, 2019 that impacted the overall estimated NAV per share. We are providing this estimated NAV per share to assist broker-dealers that participated in our initial public offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340 as required by the Financial Industry Regulatory Authority (“FINRA”). This valuation was performed in accordance with the provisions of and also to comply with Practice Guideline 2013–01, Valuations of Publicly Registered, Non-Listed REITs, issued by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association) (“IPA”) in April 2013 (the “IPA Valuation Guidelines”).

As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete.

Different parties with different assumptions and estimates could derive a different estimated NAV per share of our common stock and this difference could be significant, nor does it represent a liquidation value of our assets and liabilities or the price at which our shares of common stock would trade on a national securities exchange. The estimated NAV per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to GAAP.

Accordingly, with respect to our estimated NAV per share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at our estimated NAV per share;

•	a stockholder would ultimately realize distributions per share equal to our estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	our shares of common stock would trade at our estimated NAV per share on a national securities exchange;

•	a third party would offer our estimated NAV per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;

•	another independent third-party appraiser or third-party valuation firm would agree with our estimated NAV per share; or

•	the methodology used to determine our estimated NAV per share would be acceptable to FINRA for compliance with ERISA reporting requirements.

For a full description of the methodologies and assumptions used to value our assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Market Information.”

Payment of fees to Pacific Oak Capital Advisors and its affiliates reduces cash available for distribution and increases the risk that stockholders will not be able to recover the amount of an investment in our shares.

Pacific Oak Capital Advisors and its affiliates perform services for us in connection with the selection, acquisition, origination, management, and administration of our investments. We pay them substantial fees for these services, which will result in immediate dilution to the value of an investment in us and reduce the amount of cash available for distribution to stockholders. Compensation to be paid to our advisor may be increased without stockholder approval, which would further dilute our stockholders’ investment and reduce the amount of cash available for distribution to stockholders.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on our investors first enjoying agreed-upon investment returns, the investment-return thresholds may be reduced subject to approval by our conflicts committee and the other limitations in our charter.

These fees increase the risk that the amount of cash available for distribution to common stockholders upon a liquidation of our portfolio would be less than the estimated NAV per share. These substantial fees and other payments also increase the risk that our stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

Failure to procure adequate capital and funding would negatively impact our results and may, in turn, negatively affect our ability to pay distributions to our stockholders.

We will depend upon the availability of adequate funding and capital for our operations. The failure to secure acceptable financing could reduce our taxable income, as our investments would no longer generate the same level of net interest income due to the lack of funding or increase in funding costs. A reduction in our net income could reduce our liquidity and our ability to pay distributions to our stockholders. We cannot assure our stockholders that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us. Therefore, in the event that we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on our ability to pay distributions.

Stockholders may be more likely to sustain a loss on their investment because our sponsors do not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

KBS Capital Advisors has only invested $200,000 in us through the purchase of 21,739 shares of our Class A common stock at $9.20 per share. In addition, Messrs. Hall and McMillan, through their ownership interest in Willowbrook Capital Group LLC have invested $2,000,000 in us through the purchase of 240,211 shares of our Class A common stock at $8.33 per share. Therefore, our former sponsor and current sponsor have have little exposure to loss in the value of our shares. Without this exposure, our stockholders may be at a greater risk of loss because our sponsors do not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their companies.

Although we will not currently be afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board of directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection.

Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a stockholder, including any “mini-tender” offer, must comply with most provisions of Regulation 14D of the Securities Exchange Act of 1934, as amended. The offering stockholder must provide our company notice of such tender offer at least 10 business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, all tendering stockholders will have the ability to rescind the tender of their shares. In addition, the noncomplying stockholder shall be responsible for all of our company’s expenses in connection with that stockholder’s noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent our stockholders from receiving a premium price for their shares in such a transaction.

Risks Related to Our Investments

Our investments will be subject to the risks typically associated with real estate.

We intend to invest in a portfolio of real estate-related loans, opportunistic real estate, real estate equity securities and other real estate-related investments, including direct investments in opportunistic real estate. Each of these investments will be subject to the risks typically associated with real estate. Our loans held for investment will generally be directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination or acquisition of those loans. If the values of the properties securing the loans drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in residential and commercial mortgage-backed securities, collateralized debt obligations and other real estate-related investments may be similarly affected by real estate property values. The value of real estate may be adversely affected by a number of risks, including:

•	natural disasters such as hurricanes, earthquakes, floods and pandemics;

•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

•	adverse changes in national and local economic and real estate conditions;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental conditions affecting properties; and

•	the potential for uninsured or under insured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the ability of our borrowers to pay their loans and our tenants to pay their rent, as well as on the value that we can realize from other real estate-related assets we originate, own or acquire.

Investments in non-performing real estate assets involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict.

Traditional performance metrics of real estate assets are generally not meaningful for non-performing real estate. Non-performing properties, for example, do not have stabilized occupancy rates to provide a useful measure of revenue. Similarly, non-performing loans do not have a consistent stream of loan servicing or interest payments to provide a useful measure of revenue. In addition, for non-performing loans, often there is no expectation that the face amount of the note will be paid in full. Appraisals may provide a sense of the value of the investment, but any appraisal of the property or property securing the loan will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the property securing the loan. Further, an appraisal of a nonstabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

We may pursue more than one strategy to create value in a non-performing real estate investment. With respect to a property, these strategies may include development, redevelopment, or lease-up of such property. With respect to a loan, these strategies may include negotiating with the borrower for a reduced payoff, restructuring the terms of the loan or enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.

The factors described above make it challenging to evaluate non-performing investments.

We are dependent on the third-party managers of our hotels.

We currently own two hotel properties. In order to qualify as a REIT, we are not able to operate any hotel properties or participate in the decisions affecting the daily operations of our hotels. We will lease any hotels we acquire to a taxable REIT subsidiary (“TRS”) in which we may own up to a 100% interest. Our TRS will enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage the hotels. Thus, independent hotel operators, under management agreements with our TRS, will control the daily operations of our hotels.

We depend on these independent management companies to adequately operate our hotels as provided in the management agreements. We will not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force the management company to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace our management company, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotel.

We may have to make significant capital expenditures to maintain our hotels.

Hotels have an ongoing need for renovations and other capital improvements, including replacements of furniture, fixtures and equipment. Generally, we will be responsible for the costs of these capital improvements, which gives rise to the following risks:

•	cost overruns and delays;

•	renovations can be disruptive to operations and can displace revenue at the hotels, including revenue lost while rooms under renovation are out of service;

•	the cost of funding renovations and the possibility that financing for these renovations may not be available on attractive terms; and

•	the risk that the return on our investment in these capital improvements will not be what we expect.

If we have insufficient cash flow from operations to fund needed capital expenditures, then we will need to obtain financing or use proceeds from our initial public offering to fund future capital improvements.

General economic conditions and discretionary consumer spending may affect our hotels and lower the return on our stockholders’ investment.

The operations of our hotels will depend upon a number of factors relating to discretionary consumer spending. Unfavorable local, regional or national economic developments or uncertainties regarding future economic prospects as a result of terrorist attacks, military activity or natural disasters could reduce consumer spending in the markets in which we own hotels and adversely affect the operation of any hotels we may acquire. Consumer spending on luxury goods, travel and other leisure may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in expenditures on luxury goods, travel and other leisure activities. Certain of the classes of properties that we may acquire may be unable to maintain their profitability during periods of adverse economic conditions or low consumer confidence, which could in turn affect the ability of operators to make scheduled rent payments to us.

Seasonal revenue variations in our hotels require the operators of such assets to manage cash flow properly over time to meet their non-seasonal scheduled rent payments to us.

Certain of our hotels may be seasonal in nature. For example, the typical beach season begins in early May and runs through August, during which time beach resorts generate the vast majority of their annual revenues.

Revenues and profits at beach resorts and their related properties are substantially lower and historically result in losses during the winter months due to the weather. As a result of the seasonal nature of certain industries that may be conducted on properties we acquire, these businesses will experience seasonal variations in revenues that may require our operators to supplement revenue at their properties in order to be able to make scheduled rent payments to us. The failure of an operator or a tenant to manage its cash flow properly may result in such operator or tenant having insufficient cash on hand to make its scheduled payments to us during seasonally slow periods, which may adversely affect our cash available for distribution to stockholders.

Adverse weather conditions may affect operations of our hotels or reduce our operators’ ability to make scheduled rent payments to us, which could reduce our cash flow from such investments.

Adverse weather conditions may disrupt operations and influence revenues at our hotels. These adverse weather conditions include heavy snowfall (or lack thereof), hurricanes, tropical storms, high winds, heat waves, frosts, drought (or merely reduced rainfall levels), excessive rain and floods. In particular, Springmaid Beach Resort Hotel, which represented 10% of our total assets as of December 31, 2019 is located in Myrtle Beach, South Carolina, an area that sustained significant damage from Hurricane Matthew in October 2016, which resulted in a number of rooms being offline during the year ended December 31, 2017. As of December 31, 2017, no rooms remained out of service. The pier was destroyed and certain restaurants and stores had been closed. The Company’s insurance policy provides coverage for property damage and business interruption subject to a deductible of up to 3% of replacement cost per incident.

Certain properties, such as Springmaid Beach Resort, are susceptible to damage from weather conditions such as hurricanes, which damage (including but not limited to property damage and loss of revenue) is not generally insurable at commercially reasonable rates. Thus, poor weather conditions and may adversely affect both the value of our tenants and operators to make their scheduled rent payments to us.

We may not have control over properties under construction.

We may acquire properties under development, such as 210 West 31st Street, as well as hotels that require extensive renovation, such as Springmaid Beach Resort. If we acquire a property for development or renovation, we may be subject to the risk that we cannot control construction costs and the timing of completion of construction or a developer’s ability to build in conformity with plans, specifications and timetables.

We are subject to the risk of increased hotel operating expenses.

We are subject to the risk of increased hotel operating expenses, including, but not limited to, the following cost elements:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	employee liabilities;

•	energy costs;

•	property taxes;

•	insurance costs;

•	other operating expenses; and

•	the risk that the return on our investment in these capital improvements will not be what we expect.

Any increases in one or more of these operating expenses could have a significant adverse impact on our results of operations, cash flows and financial position.

We are subject to the risk of potentially significant tax penalties in case our leases with our TRS do not qualify for tax purposes as arm’s length.

Any TRSs we form will incur taxes or accrue tax benefits consistent with a “C” corporation. If the leases between us and any of our TRSs were deemed by the IRS to not reflect arm’s length transactions for tax purposes, we may be subject to severe tax penalties as the lessor that will increase our lodging operating expenses and adversely impact our profitability and cash flows.

There may be operational limitations associated with management and franchise agreements affecting our hotels and these limitations may prevent us from using these properties to their best advantage for our stockholders.

Our TRSs will lease and hold some of our hotels and may enter into franchise or license agreements with nationally recognized hotel brands. These franchise agreements may contain specific standards for, and restrictions and limitations on, the operation and maintenance of any hotels we may acquire in order to maintain uniformity within the franchiser system. We expect that franchisers will periodically inspect our properties to ensure that we maintain their standards. We do not know whether those limitations may restrict our business plans tailored to each property and to each market.

The standards are subject to change over time, in some cases at the direction of the franchiser, and may restrict our TRS’s ability, as franchisee, to make improvements or modifications to a property without the consent of the franchiser. Conversely, as a condition to the maintenance of a franchise license, a franchiser could also require us to make capital expenditures, even if we do not believe the capital improvements are necessary, desirable, or likely to result in an acceptable return on our investment. Action or inaction on our part or by our TRS could result in a breach of those standards or other terms and conditions of the franchise agreements and could result in the loss or termination of a franchise license.

In connection with terminating or changing the franchise affiliation of a property, we may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the property covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchiser. A loss of a franchise license for one or more lodging properties could materially and adversely affect our results of operations, financial condition and cash flows, including our ability to service debt and pay distributions to our stockholders.

Newly constructed and existing multifamily rental properties or other properties that compete with any properties we may acquire in any particular location could adversely affect the operating results of our properties and our cash available for distribution.

We may acquire properties in locations that experience increases in construction of multifamily rental or other properties that compete with our properties. This increased competition and construction could:

•	make it more difficult for us to find residents to lease units in our apartment communities;

•	force us to lower our rental prices in order to lease units in our apartment communities; or

•	substantially reduce our revenues and cash available for distribution.

Our efforts to upgrade multifamily rental properties to increase occupancy and raise rental rates through redevelopment and repositioning may fail, which may reduce our net income and the cash available for distributions.

The success of our ability to upgrade our multifamily rental properties and realize capital gains and current income for our investors on these investments materially depends upon the status of the economy where the multifamily rental property is located. Our revenues will be lower if the rental market cannot bear the higher rental rate that accompanies the upgraded multifamily rental property due to job losses or other economic hardships. Should the local market be unable to support a higher rental rate for a multifamily rental property that we upgraded, we may not realize the premium rental we had assumed by a given upgrade and we may realize reduced rental income or a reduced gain or even loss upon the sale of the property. These events could cause us to reduce the cash available for distributions.

Short-term multifamily leases expose us to the effects of declining market rent, which could adversely impact our ability to make cash distributions.

We expect that substantially all of our apartment leases will be for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term or earlier in certain situations, such as when a resident loses his/her job, without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

Retail properties or mixed-use properties with a retail component may be affected by an economic downturn in the United States, which may have an adverse impact on the retail industry generally. Slow or negative growth in the retail industry may result in defaults by retail tenants, which could have an adverse impact on our results of operations.

Economic conditions in the United States have had an adverse impact on the retail industry generally. As a result, the retail industry is facing reductions in sales revenues and increased bankruptcies throughout the United States. The continuation of adverse economic conditions may result in an increase in distressed or bankrupt retail companies, which in turn would result in an increase in defaults by tenants at our commercial properties. Additionally, slow economic growth is likely to hinder new entrants into the retail market which may make it difficult for us to fully lease space at any retail properties we may acquire. Tenant defaults and decreased demand for retail space would have an adverse impact on the value of any retail properties we acquire and our results of operations.

Any retail tenants we have will face competition from numerous retail channels, which may reduce our profitability and ability to pay distributions.

Retailers will face continued competition from discount or value retailers, factory outlet centers, wholesale clubs, mail order catalogues and operators, television shopping networks and shopping via the Internet. If retail tenants’ rent payments are based on the amount of sales revenue that they generate, such competition could adversely affect our tenants and, consequently, our revenues and funds available for distribution.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedging products may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	the amount of income that a REIT may earn from hedging transactions to offset losses due to fluctuations in interest rates is limited by federal tax provisions governing REITs;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the investments being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the interest rate risk sought to be hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We will assume the credit risk of our counterparties with respect to derivative transactions.

We may enter into derivative contracts for risk management purposes to hedge our exposure to cash flow variability caused by changing interest rates on our future variable rate real estate loans receivable and variable rate notes payable. These derivative contracts generally are entered into with bank counterparties and are not traded on an organized exchange or guaranteed by a central clearing organization. We would therefore assume the credit risk that our counterparties will fail to make periodic payments when due under these contracts or become insolvent. If a counterparty fails to make a required payment, becomes the subject of a bankruptcy case, or otherwise defaults under the applicable contract, we would have the right to terminate all outstanding derivative transactions with that counterparty and settle them based on their net market value or replacement cost. In such an event, we may be required to make a termination payment to the counterparty, or we may have the right to collect a termination payment from such counterparty. We assume the credit risk that the counterparty will not be able to make any termination payment owing to us. We may not receive any collateral from a counterparty, or we may receive collateral that is insufficient to satisfy the counterparty’s obligation to make a termination payment. If a counterparty is the subject of a bankruptcy case, we will be an unsecured creditor in such case unless the counterparty has pledged sufficient collateral to us to satisfy the counterparty’s obligations to us.

We will assume the risk that our derivative counterparty may terminate transactions early.

If we fail to make a required payment or otherwise default under the terms of a derivative contract, the counterparty would have the right to terminate all outstanding derivative transactions between us and that counterparty and settle them based on their net market value or replacement cost. In certain circumstances, the counterparty may have the right to terminate derivative transactions early even if we are not defaulting. If our derivative transactions are terminated early, it may not be possible for us to replace those transactions with another counterparty, on as favorable terms or at all.

We may be required to collateralize our derivative transactions.

We may be required to secure our obligations to our counterparties under our derivative contracts by pledging collateral to our counterparties. That collateral may be in the form of cash, securities or other assets. If we default under a derivative contract with a counterparty, or if a counterparty otherwise terminates one or more derivative contracts early, that counterparty may apply such collateral toward our obligation to make a termination payment to the counterparty. If we have pledged securities or other assets, the counterparty may liquidate those assets in order to satisfy our obligations. If we are required to post cash or securities as collateral, such cash or securities will not be available for use in our business. Cash or securities pledged to counterparties may be repledged by counterparties and may not be held in segregated accounts. Therefore, in the event of a counterparty insolvency, we may not be entitled to recover some or all collateral pledged to that counterparty, which could result in losses and have an adverse effect on our operations.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Act and other applicable non-U.S. regulations will not have an adverse effect on our interest rate hedging activities.

Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) imposed additional regulations on derivatives markets and transactions. Such regulations and, to the extent we trade with counterparties organized in non-US jurisdictions, any applicable regulations in those jurisdictions, are still being implemented, and will affect our interest rate hedging activities. While the full impact of the regulation on our interest rate hedging activities cannot be fully assessed until all final rules and regulations are implemented, such regulation may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and/or may result in us entering into such transactions on less favorable terms than prior to implementation of such regulation. For example, but not by way of limitation, the Dodd-Frank Act and the rule-making thereunder provides for significantly increased regulation of the derivative transactions used to affect our interest rate hedging activities, including: (i) regulatory reporting, (ii) subject to an exemption for end-users of swaps upon which we and our subsidiaries generally rely, mandated clearing of certain derivatives transactions through central counterparties and execution on regulated exchanges or execution facilities and, (iii) to the extent we are required to clear any such transactions, margin and collateral requirements. The imposition, or the failure to comply with, any of the foregoing requirements may have an adverse effect on our business and our stockholders’ return.

Our investments in preferred and common equity securities will be subject to the specific risks relating to the particular issuer of the securities and may involve greater risk of loss than secured debt financings.

Our investments in preferred and common equity securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers that are REITs and other real estate companies are subject to the inherent risks associated with real estate and real estate-related investments discussed in our prospectus. Issuers that are debt finance companies are subject to the inherent risks associated with structured financing investments also discussed in our prospectus. Furthermore, preferred and common equity securities may involve greater risk of loss than secured debt financings due to a variety of factors, including that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in preferred and common equity securities are subject to risks of (i) substantial market price volatility resulting from changes in prevailing interest rates, (ii) subordination to the senior claims of banks and other lenders to the issuer, (iii) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (iv) the possibility that earnings of the issuer may be insufficient to meet its distribution obligations and (v) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding preferred and common equity securities and the ability of the issuers thereof to make distribution payments to us.

We may make investments in non-U.S. dollar denominated securities, which will be subject to currency rates exposure.

We may purchase real estate-related securities denominated in foreign currencies. A change in foreign currency exchange rates may have an adverse impact on returns on our non-U.S. dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

Investments in properties or other real estate investments outside the United States subject us to foreign currency risks, which may adversely affect distributions and our REIT status.

Revenues generated from any properties or other real estate investments we acquire or ventures we enter into relating to transactions involving assets located in markets outside the United States likely will be denominated in the local currency. Therefore, any investments we make outside the United States may subject us to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. As a result, changes in exchange rates of any such foreign currency to U.S. dollars may affect our revenues, operating margins and distributions and may also affect the book value of our assets and the amount of stockholders’ equity.

Changes in foreign currency exchange rates used to value a REIT’s foreign assets may be considered changes in the value of the REIT’s assets. These changes may adversely affect our status as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our status as a REIT.

Inflation in foreign countries, along with government measures to curb inflation, may have an adverse effect on our investments.

Certain countries have in the past experienced extremely high rates of inflation. Inflation, along with governmental measures to curb inflation, coupled with public speculation about possible future governmental measures to be adopted, has had significant negative effects on these international economies in the past and this could occur again in the future. The introduction of governmental policies to curb inflation can have an adverse effect on our business. High inflation in the countries where we purchase real estate or make other investments could increase our expenses and we may not be able to pass these increased costs on to our tenants.

Concerns regarding the European debt crisis and market perceptions concerning the instability of the euro could adversely affect our business, results of operations and financing.

Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of any euro-denominated assets and obligations we may acquire.

Our dependence on the management of other entities in which we invest may adversely affect our business.

We will not control the management, investment decisions or operations of the companies in which we may invest. Management of those enterprises may decide to change the nature of their assets, or management may otherwise change in a manner that is not satisfactory to us. We will have no ability to affect these management decisions and we may have only limited ability to dispose of our investments.

Many of our investments will be illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Certain of the real estate-related securities that we may purchase in connection with privately negotiated transactions will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. Some of the CMBS and RMBS that we may purchase may be traded in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. The mezzanine and bridge loans we may purchase or originate will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower’s default. This illiquidity may limit our ability to vary our portfolio in response to changes in economic and other conditions, which could increase the likelihood that the value of the stockholders’ investment in us will decrease as a result of such changes in economic and other conditions.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

We expect that a substantial portion of our assets will be classified for accounting purposes as “available-for-sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to stockholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security below its amortized value is other-than-temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in available credit may reduce our earnings and, in turn, cash available for distribution to stockholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. If the market value of our investments declines, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our real estate-related investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults related to the collateral, increases in voluntary prepayments for our investments that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies and global recession or significant declines in the overall economy.

Some of our investments will be carried at an estimated fair value and we will be required to disclose the fair value of other investments quarterly. The estimated fair value will be determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our investments will be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. In addition, we must disclose the fair value of our investments in loans each quarter. Such estimates are inherently uncertain. The fair value of securities and other investments, including loans that have limited liquidity or are not publicly traded, may not be readily determinable. We will estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Our joint venture partners could take actions that decrease the value of an investment to us and lower our stockholders’ overall return.

We have entered into, and may continue to enter into, joint ventures with third parties to make investments. We may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

•	that our co-venturer or partner in an investment could become insolvent or bankrupt;

•	that such co-venturer or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

•	that such co-venturer or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

•

that disputes between us and our co-venturer or partner in an investment could result in litigation, thereby increasing our expenses and preventing our executive officers and directors from focusing available time and effort on our ongoing business operations.

Any of the above might subject us to liabilities and thus reduce our returns on our investment with that co-venturer or partner.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available to distribute to our stockholders. In addition, because a property’s market value depends principally upon the value of the leases associated with that property, the resale value of a property with high or prolonged vacancies could suffer, which could further reduce our returns. Such a reduction in the resale value of a property could also reduce the value of our stockholders’ investment.

We depend on tenants for a portion of our revenue, and lease defaults or terminations could reduce our net income and limit our ability to pay distributions to our stockholders.

The success of our real estate investments materially depends on the financial stability of our tenants. A default or termination by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease and could require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property.

If a tenant defaults on or terminates a significant lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to our stockholders.

Our inability to sell a property at the time and on the terms we want could limit our ability to pay cash distributions to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the time and on the terms we want could reduce our cash flow and limit our ability to pay distributions to our stockholders and could reduce the value of our shares.

Our revenue and net income may vary significantly from one period to another due to investments in opportunity-oriented properties and portfolio acquisitions, which could increase the variability of our cash available for distributions.

Our opportunistic property acquisition strategy may include investments in properties in various phases of development, redevelopment or repositioning and portfolio acquisitions, which may cause our revenues and net income to fluctuate significantly from one period to another. Projects do not produce revenue while in development or redevelopment. During any period when our projects in development or redevelopment or those with significant capital requirements increase without a corresponding increase in stable revenue-producing properties, our revenues and net income will likely decrease. Many factors may have a negative impact on the level of revenues or net income produced by our portfolio of properties and projects, including higher than expected construction costs, failure to complete projects on a timely basis, failure of the properties to perform at expected levels upon completion of development or redevelopment, and increased borrowings necessary to fund higher than expected construction or other costs related to the project. Further, our net income and stockholders’ equity could be negatively affected during periods with large portfolio acquisitions, which generally require large cash outlays and may require the incurrence of additional financing. Any such reduction in our revenues and net income during such periods could cause a resulting decrease in our cash available for distributions during the same periods.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our stockholders.

In some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Our operating results may be negatively affected by potential development and construction delays and result in increased costs and risks, which could diminish our stockholders’ return on their investment in us.

We may invest some of the proceeds available for investment in the acquisition, development and/or redevelopment of properties upon which we will develop and construct improvements. We could incur substantial capital obligations in connection with these types of investments. We will be subject to risks relating to uncertainties associated with rezoning for development and environmental concerns of governmental entities and/or community groups and our builder’s ability to control construction costs or to build in conformity with plans, specifications and timetables. The builder’s failure to perform may necessitate legal action by us to rescind the purchase or the construction contract or to compel performance. Performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to such builders prior to completion of construction. These and other such factors can result in increased costs of a project or loss of our investment. Substantial capital obligations could delay our ability to pay distributions. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. Furthermore, we must rely upon projections of rental income and expenses and estimates of the fair market value of property upon completion of construction when agreeing upon a price to be paid for the property at the time of acquisition of the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

In addition, we may invest in unimproved real property. Returns from development of unimproved properties are also subject to risks and uncertainties associated with rezoning the land for development and environmental concerns of governmental entities and/or community groups. Although our intention is to limit any investment in unimproved property to property we intend to develop, our stockholders’ investment nevertheless is subject to the risks associated with investments in unimproved real property.

If the properties related to our investments are concentrated by type or geographic area, then we will be exposed to increased risk with respect to those property types or that geographic area.

Our investments may at times be concentrated in certain property types that are subject to a higher risk of foreclosure. In addition, our investments may be secured by properties concentrated in a limited number of geographic locations. Adverse conditions in the areas where the properties securing or otherwise underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of the properties securing the loans our investments. A material decline in demand or the ability of tenants to pay rent or of a buyer to consummate a purchase in these geographic areas may result in a material decline in our cash available for distribution.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties, or damages we must pay will reduce our ability to pay distributions and may reduce the value of our shares.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury or other damage claims could reduce the cash available for distribution to our stockholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the cash available for distribution to our stockholders.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distribution.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the Disabilities Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for Disabilities Act compliance will reduce our net income and the amount of cash available for distribution to our stockholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flow from operations and the return on our stockholders’ investment in us.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases may insist that commercial property owners purchase coverage against terrorism as a condition to providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which will reduce the value of our stockholders’ investment in us. In addition, other than any working capital reserve or other reserves we may establish, we have limited sources of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to our stockholders.

Terrorist attacks and other acts of violence or war may affect the markets in which we plan to operate, which could delay or hinder our ability to meet our investment objectives and reduce our stockholders’ overall return.

Terrorist attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. The terrorism insurance that we obtain may not be sufficient to cover loss for damages to our properties as a result of terrorist attacks. The inability to obtain sufficient terrorism insurance or any terrorism insurance at all could limit our investment, financing and refinancing options as some mortgage lenders have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition to providing loans.

Risks Related to Our Financing Strategy

We have obtained mortgage indebtedness and other borrowings, which increases our risk of loss due to potential foreclosure.

We have obtained long-term financing that are secured by our real estate investments. In some instances, we may acquire real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. We may also incur mortgage debt on properties that we already own in order to obtain funds to acquire additional properties, to fund property improvements and other capital expenditures, to pay distributions and for other purposes. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). However, we can give our stockholders no assurance that we will be able to obtain such borrowings on satisfactory terms or at all.

If we do mortgage a property and there is a shortfall between the cash flow generated by that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distribution to our stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, reducing the value of our stockholders’ investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we would not necessarily receive any cash proceeds. We may give full or partial guaranties to lenders of mortgage or other debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of all or a part of the debt or other amounts related to the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a mortgage secured by a single property could affect mortgages secured by other properties.

We may also obtain recourse debt to finance our acquisitions and meet our REIT distribution requirements. If we have insufficient income to service our recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets. If a lender successfully forecloses upon any of our assets, our ability to pay cash distributions to our stockholders will be limited and our stockholders could lose all or part of their investment.

High mortgage rates or changes in underwriting standards may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash available for distribution to our stockholders.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on a property, we run the risk of being unable to refinance part or all of the debt when it becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance properties subject to mortgage debt, our income could be reduced. We may be unable to refinance or may only be able to partly refinance properties if underwriting standards, including loan to value ratios and yield requirements, among other requirements, are more strict than when we originally financed the properties. If any of these events occurs, our cash flow could be reduced and/or we might have to pay down existing mortgages. This, in turn, would reduce cash available for distribution to our stockholders, could cause us to require additional capital and may hinder our ability to raise capital by issuing more stock or by borrowing more money.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of real properties. For the mortgage debt we place on properties, we run the risk of being unable to refinance our indebtedness when the loans become due, or of being unable to refinance our indebtedness on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to pay distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements into which we may enter may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage or replacing Pacific Oak Capital Advisors as our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

In a period of rising interest rates, our interest expense could increase while the interest we earn on our fixed-rate assets would not change, which would adversely affect our profitability.

Our operating results will depend in large part on differences between the income from our assets, net of credit losses and financing costs. Income from our assets may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and market value of our assets. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us and may limit our ability to pay distributions to our stockholders. We have incurred debt and increases in interest rates will increase the cost of that debt, which could reduce our cash flow from operations and the cash we have available for distribution to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

Changes to the LIBOR settling process and potential phasing out of LIBOR after 2021 could adversely affect our ability to make distributions to our stockholders.

As of December 31, 2019, we have $329.6 million variable rate debt outstanding for which we pay interest based on the London Interbank Offered Rate (“LIBOR”). LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit rates for the calculation of LIBOR rates after 2021, and it is unclear whether new methods of calculating LIBOR will be established, such that LIBOR may continue to exist after 2021. While there is no consensus on what rate or rates may become accepted alternatives to LIBOR, the Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, selected the Secured Overnight Finance Rate (“SOFR”) as an alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market, and the Federal Reserve Bank of New York started to publish the SOFR in May 2018. At this time, it is impossible to predict whether the SOFR or another reference rate will become an accepted alternative to LIBOR. The discontinuation, reform or replacement of LIBOR or any other benchmark rates may have an unpredictable impact on contractual mechanics in the credit markets or cause disruption to the broader financial markets, and could have an adverse effect on LIBOR-based interest rates on our current or future debt obligations.

We have broad authority to incur debt and high debt levels could hinder our ability to pay distributions and decrease the value of an investment in us.

Although we expect that once we have fully invested the proceeds of our initial public offering, our debt financing and other liabilities will be 60% or less of the cost of our tangible assets (before deducting depreciation and other non-cash reserves), our debt financing and other liabilities may exceed this level during our offering stage. Our charter limits our total liabilities to 75% of the cost of our tangible assets (before deducting depreciation and other non-cash reserves); however, we may exceed this limit with the approval of the conflicts committee of our board of directors. During the early stages of our initial public offering, and to the extent financing in excess of this limit is available on attractive terms, the conflicts committee may approve debt such that our total liabilities would exceed this limit. High debt levels would cause us to incur higher interest charges and higher debt service payments and could also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of an investment in us.

We may not be able to access financing sources on attractive terms, which could adversely affect our ability to execute our business plan.

We may finance our assets over the long-term through a variety of means, including repurchase agreements, credit facilities, issuances of commercial mortgage-backed securities and other structured financings. Our ability to execute this strategy will depend on various conditions in the markets for financing in this manner that are beyond our control, including lack of liquidity and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase agreements may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flow, thereby reducing cash available for distribution to our stockholders and funds available for operations as well as for future business opportunities.

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates (a maximum rate of 35% applied through 2017, with a 21% rate beginning 2018). In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction and we would no longer be required to pay distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Failure to qualify as a REIT would subject us to U.S. federal income tax, which would reduce the cash available for distribution to our stockholders.

We believe that we have operated and will continue to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes, commencing with the taxable year ended December 31, 2014. However, the U.S. federal income tax laws governing REITs are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. Accordingly, we cannot be certain that we will be successful in operating so we can remain qualified as a REIT. While we intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our dividend reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless our stockholders are tax-exempt entities, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to federal, state, local or other tax liabilities that reduce our cash flow and our ability to pay distributions to our stockholders.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

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In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

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We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

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If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may avoid the 100% tax on the gain from a resale of that property, but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.

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If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by one of our taxable REIT subsidiaries or the sale met certain “safe harbor” requirements under the Internal Revenue Code.

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Any domestic taxable REIT subsidiary, or TRS, of ours will be subject to U.S. federal corporate income tax on its income, and on any non-arm’s-length transactions between us and any TRS, for instance, excessive rents charged to a TRS could be subject to a 100% tax. We may be subject to tax on income from certain activities conducted as a result of taking title to collateral.

•	We may be subject to state or local income, property and transfer taxes, such as mortgage recording taxes.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We also may decide to retain net capital gain we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also will be subject to corporate tax on any undistributed REIT taxable income. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to pay distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive business or investment opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders’ overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to pay distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and reduce the value of our stockholders’ investment.

If our operating partnership fails to maintain its status as a partnership for U.S. federal income tax purposes, its income would be subject to taxation and our REIT status would be terminated.

We intend to maintain the status of our operating partnership as a partnership for U.S. federal income tax purposes. However, if the Internal Revenue Service (“Internal Revenue Service” or “IRS”) were to successfully challenge the status of our operating partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that our operating partnership could make to us. This would also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on your investment. In addition, if any of the entities through which our operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for U.S. federal income tax purposes, the underlying entity would become subject to taxation as a corporation, thereby reducing distributions to our operating partnership and jeopardizing our ability to maintain REIT status.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (i) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (ii) we are a “pension-held REIT,” (iii) a tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (iv) the residual Real Estate Mortgage Investment Conduit interests, or REMICs, we buy (if any) generate “excess inclusion income,” then a portion of the distributions to and, in the case of a stockholder described in clause (iii), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

The tax on prohibited transactions will limit our ability to engage in transactions that would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of loans in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

Our acquisition of debt or securities investments may cause us to recognize income for U.S. federal income tax purposes even though no cash payments have been received on the debt investments.

We may acquire debt or securities investments in the secondary market for less than their face amount. The amount of such discount will generally be treated as a “market discount” for U.S. federal income tax purposes. If these debt or securities investments provide for “payment-in-kind” interest, we may recognize “original issue discount,” or OID, for U.S. federal income tax purposes. Moreover, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt constitute “significant modifications” under the applicable Department of the Treasury regulations (“Treasury Regulations”), the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, if the debt is considered to be “publicly traded” for U.S. federal income tax purposes, the modified debt in our hands may be considered to have been issued with OID to the extent the fair market value of the modified debt is less than the principal amount of the outstanding debt. In the event the debt is not considered to be “publicly traded” for U.S. federal income tax purposes, we may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds our cost of purchasing it. Also, certain loans that we originate and later modify and certain previously modified debt we acquire in the secondary market may be considered to have been issued with the OID at the time it was modified.

In general, we will be required to accrue OID on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument on a current basis.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

In order to meet the REIT distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term borrowings, or to pay distributions in the form of our shares or other taxable in-kind distributions of property. We may need to borrow funds at times when the market conditions are unfavorable. Such borrowings could increase our costs and reduce the value of your investment. In the event in-kind distributions are made, your tax liabilities associated with an investment in our common stock for a given year may exceed the amount of cash we distribute to you during such year.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and residential and commercial mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% (25% for taxable years before 2018) of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries and no more than 25% of the value of our total assets can be represented by “non-qualified publicly offered REIT debt instruments.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the purpose of the instrument is to (i) hedge interest rate risk on liabilities incurred to carry or acquire real estate, (ii) hedge risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, or (iii) manage risk with respect to the termination of certain prior hedging transactions described in (i) and/or (ii) above and, in each case, such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% (25% for taxable years before 2018) of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We cannot assure our stockholders that we will be able to comply with the 20% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm’s length transactions.

Our qualification as a REIT may depend upon the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets we acquire.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining, among other things, whether such securities represent debt or equity securities for U.S. federal income tax purposes, the value of such securities, and also to what extent those securities constitute qualified real estate assets for purposes of the REIT asset tests and produce qualified income for purposes of the 75% gross income test. The inaccuracy of any such opinions, advice or statements may adversely affect our ability to qualify as a REIT and result in significant corporate-level tax.

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price paid to you.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, among other purposes, our charter prohibits a person from directly or constructively owning more than 9.8% in value of the aggregate of the outstanding shares of our stock of any class or series or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, unless exempted (prospectively or retroactively) by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide a premium price for holders of our shares of common stock.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may subject us to U.S. federal income tax and reduce distributions to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. While we intend to elect and qualify to be taxed as a REIT, we may not elect to be treated as a REIT or may terminate our REIT election if we determine that qualifying as a REIT is no longer in our best interests. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders and on the market price of our common stock.

Changes recently made to the U.S. tax laws could have a negative impact on our business.

The President signed a tax reform bill into law on December 22, 2017 (the “Tax Cuts and Jobs Act”). Among other things, the Tax Cuts and Jobs Act:

•	Reduces the corporate income tax rate from 35% to 21% (including with respect to a taxable REIT subsidiary);

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Reduces the rate of U.S. federal withholding tax on distributions made to non-U.S. stockholders by a REIT that are attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%;

•	If elected, allows an immediate 100% deduction of the cost of certain capital asset investments (generally excluding real estate assets), subject to a phase-down of the deduction percentage over time;

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Changes the recovery periods for certain real property and building improvements (for example, to 15 years for qualified improvement property under the modified accelerated cost recovery system if a technical correction is passed, and to 30 years (previously 40 years) for residential real property and 20 years (previously 40 years) for qualified improvement property under the alternative depreciation system);

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Restricts the deductibility of interest expense by businesses (generally, to 30% of the business’ adjusted taxable income) except, among others, real property businesses electing out of such restriction; we have not yet determined whether we and/or our subsidiaries can and/or will make such an election;

•	Requires the use of the less favorable alternative depreciation system to depreciate real property in the event a real property business elects to avoid the interest deduction restriction above;

•	Restricts the benefits of like-kind exchanges that defer capital gains for tax purposes to exchanges of real property;

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Permanently repeals the “technical termination” rule for partnerships, meaning sales or exchanges of the interests in a partnership will be less likely to, among other things, terminate the taxable year of, and restart the depreciable lives of assets held by, such partnership for tax purposes;

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Requires accrual method taxpayers to take certain amounts in income no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement prepared under GAAP, which, with respect to certain leases, could accelerate the inclusion of rental income;

•	Eliminates the federal corporate alternative minimum tax;

•	Reduces the highest marginal income tax rate for individuals to 37% from 39.6% (excluding, in each case, the 3.8% Medicare tax on net investment income);

•	Generally allows a deduction for individuals equal to 20% of certain income from pass-through entities, including ordinary dividends distributed by a REIT (excluding capital gain dividends and qualified dividend income), generally resulting in a maximum effective U.S. federal income tax rate applicable to such dividends of 29.6% compared to 37% (excluding, in each case, the 3.8% Medicare tax on net investment income); and

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Limits certain deductions for individuals, including deductions for state and local income taxes, and eliminates deductions for miscellaneous itemized deductions (including certain investment expenses).

Many of the provisions in the Tax Cuts and Jobs Act, in particular those affecting individual taxpayers, expire at the end of 2025.

As a result of the changes to U.S. federal tax laws implemented by the Tax Cuts and Jobs Act, our taxable income and the amount of distributions to our stockholders required in order to maintain our REIT status, and our relative tax advantage as a REIT, could change. As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders annually.

The Tax Cuts and Jobs Act is a complex revision to the U.S. federal income tax laws with various impacts on different categories of taxpayers and industries, and will require subsequent rulemaking and interpretation in a number of areas. The long-term impact of the Tax Cuts and Jobs Act on the overall economy, government revenues, our tenants, us, and the real estate industry cannot be reliably predicted at this time. Furthermore, the Tax Cuts and Jobs Act may negatively impact certain of our tenants’ operating results, financial condition, and future business plans. The Tax Cuts and Jobs Act may also result in reduced government revenues, and therefore reduced government spending, which may negatively impact some of our tenants that rely on government funding. There can be no assurance that the Tax Cuts and Jobs Act will not negatively impact our operating results, financial condition, and future business operations.

Dividends payable by REITs do not qualify for the reduced tax rates.

In general, the maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for this reduced rate; provided under current law, individuals may be able to deduct 20% of income received as ordinary REIT dividends, thus reducing the maximum effective U.S. federal income tax rate on such dividend. In addition, Treasury Regulations impose a minimum holding period for the 20% deduction that was not set forth in the Internal Revenue Code. Under the Treasury Regulations, in order for a REIT dividend with respect to a share of REIT stock to be treated as a qualified REIT dividend, the U.S. stockholder (i) must have held the share for more than 45 days during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend and (ii) cannot have been under an obligation to make related payments with respect to positions in substantially similar or related property, e.g., pursuant to a short sale. While this tax treatment does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income, which may reduce your anticipated return from an investment in us.

Distributions that we make to our taxable stockholders to the extent of our current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may (i) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us, (ii) be designated by us as qualified dividend income generally to the extent they are attributable to dividends we receive from non-REIT corporations, such as our taxable REIT subsidiaries, or (iii) constitute a return of capital generally to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital distribution is not taxable, but has the effect of reducing the basis of a stockholder’s investment in our common stock.

We may be required to pay some taxes due to actions of a taxable REIT subsidiary which would reduce our cash available for distribution to you.

Any net taxable income earned directly by a taxable REIT subsidiary, or through entities that are disregarded for U.S. federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary may be limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to U.S. federal income tax on that income because not all states and localities follow the U.S. federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to you.

We may distribute our common stock in a taxable distribution, in which case you may sell shares of our common stock to pay tax on such distributions, and you may receive less in cash than the amount of the dividend that is taxable.

We may make taxable distributions that are payable in cash and common stock. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable distributions that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable distributions payable in cash and common stock. If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such distributions will be required to include the dividend as taxable income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, you may be required to pay income tax with respect to such distributions in excess of the cash distributions received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount recorded in earnings with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock.

Investments in other REITs and real estate partnerships could subject us to the tax risks associated with the tax status of such entities.

We may invest in the securities of other REITs and real estate partnerships. Such investments are subject to the risk that any such REIT or partnership may fail to satisfy the requirements to qualify as a REIT or a partnership, as the case may be, in any given taxable year. In the case of a REIT, such failure would subject such entity to taxation as a corporation, may require such REIT to incur indebtedness to pay its tax liabilities, may reduce its ability to make distributions to us, and may render it ineligible to elect REIT status prior to the fifth taxable year following the year in which it fails to so qualify. In the case of a partnership, such failure could subject such partnership to an entity level tax and reduce the entity’s ability to make distributions to us. In addition, such failures could, depending on the circumstances, jeopardize our ability to qualify as a REIT.

Non-U.S. stockholders will be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on distributions received from us and upon the disposition of our shares.

Subject to certain exceptions, distributions received from us will be treated as dividends of ordinary income to the extent of our current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as “effectively connected” with the conduct by the non-U.S. stockholder of a U.S. trade or business. Pursuant to the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, capital gain distributions attributable to sales or exchanges of “U.S. real property interests,” or USRPIs, generally (subject to certain exceptions for “qualified foreign pension funds” and certain “qualified shareholders”) will be taxed to a non-U.S. stockholder (other than a qualified foreign pension plan, entities wholly owned by a qualified foreign pension plan and certain publicly traded foreign entities) as if such gain were effectively connected with a U.S. trade or business unless FIRPTA provides an exemption. However, a capital gain dividend will not be treated as effectively connected income if (i) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the non-U.S. stockholder does not own more than 10% of the class of our stock at any time during the one-year period ending on the date the distribution is received. We do not anticipate that our shares will be “regularly traded” on an established securities market for the foreseeable future, and therefore, this exception is not expected to apply.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI under FIRPTA (subject to specific FIRPTA exemptions for certain non-U.S. stockholders). Our common stock will not constitute a USRPI so long as we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT if at all times during a specified testing period, less than 50% in value of such REIT’s stock is held directly or indirectly by non-U.S. stockholders. We believe, but cannot assure you, that we will be a domestically-controlled qualified investment entity.

Even if we do not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. stockholder sells or exchanges our common stock, gain arising from such a sale or exchange would not be subject to U.S. taxation under FIRPTA as a sale of a USRPI if: (a) our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and (b) such non-U.S. stockholder owned, actually and constructively, 10% or less of our common stock at any time during the five-year period ending on the date of the sale. However, it is not anticipated that our common stock will be “regularly traded” on an established market. We encourage you to consult your tax advisor to determine the tax consequences applicable to you if you are a non-U.S. stockholder.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an IRA) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;

•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;

•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;

•	the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;

•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;

•	our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and

•	the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our stock annually. We can make no claim whether such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common stock.

If our assets are deemed to be plan assets, our advisor and we may be exposed to liabilities under Title I of ERISA and the Internal Revenue Code.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA or Section 4975 of the Internal Revenue Code, may be applicable, and there may be liability under these and other provisions of ERISA and the Internal Revenue Code. We believe that our assets should not be treated as plan assets because the shares should qualify as “publicly-offered securities” that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if we or our advisor are exposed to liability under ERISA or the Internal Revenue Code, our performance and results of operations could be adversely affected. Stockholders should consult with their legal and other advisors concerning the impact of ERISA and the Internal Revenue Code on their investment and our performance.

Risks Related to the Merger

The merger consideration would not be adjusted in the event of any change in the relative values of the common stock of POSOR or us.

Upon the consummation of the Merger, each outstanding share of our common stock will be converted automatically into the right to receive 0.9643 shares of POSOR common stock. The exchange ratio will not be adjusted before or after consummation of the Merger. Except as expressly contemplated in the Merger Agreement, no change in the Merger consideration will be made for any reason, including the following (which may occur prior to consummation of the Merger or any time thereafter):

•	changes in the respective businesses, operations, assets, liabilities and prospects of POSOR or us;

•	changes in the estimated value per share of either the shares of POSOR common stock or our common stock;

•	interest rates, general market and economic conditions, market and economic conditions in specific geographic regions, and other factors generally affecting the businesses of POSOR and us;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which POSOR and we operate;

•	dissident stockholder activity, including any stockholder litigation challenging the transaction; and

•	acquisitions, disposals or new development opportunities.

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed, which could result in the expenditure of significant unrecoverable transaction costs.

The Merger Agreement is subject to many conditions, which must be satisfied or waived in order to complete the Merger. The mutual conditions of the parties include, among others, the approval by our stockholders of the Merger and an amendment to our charter. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including, among others: (a) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other customary exceptions); (b) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers); (c) the absence of any change, event, circumstance or development arising during the period from the date of the Merger Agreement until the effective time of the Merger that has had or would have a material adverse effect on the other party; (d) the receipt of an opinion of counsel of the other party to the effect that such party has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT; and (e) the receipt of an opinion of counsel of each party to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

There can be no assurance that the conditions to closing of the Merger will be satisfied or waived or that the Merger will be completed. Failure to consummate the Merger may adversely affect POSOR’s or our results of operations and business prospects for the following reasons, among others: (i) each of POSOR and we have incurred and will continue to incur certain transaction costs, regardless of whether the Merger closes, which could adversely affect each company’s financial condition, results of operations and ability to make distributions to its stockholders; and (ii) the Merger, whether or not it closes, will divert the attention of certain management and other key employees of POSOR and us from ongoing business activities, including the pursuit of other opportunities that could be beneficial to POSOR or us, respectively. In addition, POSOR or we may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Merger is not completed by the November 19, 2020 (the “Outside Date”).

Failure to complete the Merger could negatively impact our future business and financial results.

If the Merger is not completed, our ongoing business could be materially and adversely affected and we will be subject to a variety of risks associated with the failure to complete the Merger, including the following:

•

our being required to pay to POSOR a termination fee of up to $9.28 million and up to $3 million as reimbursement for POSOR’s expenses in the event of termination of the Merger Agreement under certain circumstances;

•	our having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•	the diversion of our management focus and resources from operational matters and other strategic opportunities while working to implement the Merger.

If the Merger is not completed, these risks could materially affect our business and financial results.

The pendency of the Merger, including as a result of the restrictions on the operation of POSOR’s and our business during the period between signing the Merger Agreement and the completion of the Merger, could adversely affect the business and operations of POSOR, us, or both.

In connection with the pending Merger, some business partners or vendors of each of POSOR and ours may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of POSOR and us, regardless of whether the Merger is completed. In addition, due to operating covenants in the Merger Agreement, each of POSOR and we may be unable, during the pendency of the Merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

We are seeking approval of its stockholders of an amendment to our charter, which would remove substantive and procedural protections relating to Roll-Up Transactions such as the Merger.

We are seeking approval of its stockholders of an amendment to our charter. If adopted, this proposal would remove substantive and procedural protections relating to Roll-Up Transactions. A “Roll-up Transaction” is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that is created or would survive after the successful completion of a Roll-up Transaction. The proposed charter amendment would eliminate certain protections that would have applied to the Merger. For example, the our charter provides that prior to conducting a Roll-Up Transaction, we would be required to obtain an appraisal of our assets. In addition, as part of the Roll-Up Transaction, we would be required to provide stockholders certain rights including the right to remain as a stockholder of us and preserve their interests therein on the same terms and conditions as existed previously, or to receive cash in an amount equal to the stockholders pro rata share of our appraised value of the net assets, even if the our board of directors concludes that transaction would be in our best interests. Because the Merger is conditioned on approval of the amendment to our charter, our stockholders will not be entitled to the benefit of these protections in connection with the Merger.

The Merger Agreement prohibits us from soliciting proposals after the Go Shop Period End Time, and places conditions on its ability to negotiate and accept a Superior Proposal, which may adversely affect our stockholders.

In the Merger Agreement, we agreed that, beginning as of 11:59 p.m. April 4, 2020 (the “Go Shop Period End Time”), we will be subject to restrictions relating to, among other things, the initiation, solicitation, knowing encouragement or facilitation of any inquiries, offers, or other actions that constitute or may reasonably be expected to lead to an Acquisition Proposal (as such term is defined under the Merger Agreement). After that date, under certain circumstances, if we receive an Acquisition Proposal from any person that did not result from a breach of its obligations and if our special committee determines that such Acquisition Proposal is or is reasonably expected to lead to a Superior Proposal (as such term is defined under the Merger Agreement), our special committee may take certain actions, including furnishing non-public information with respect to us (subject to compliance with certain matters). We may, upon our board of directors making certain determinations relating to its duties, disclose to our stockholders any information required to be disclosed under applicable law.

Pursuant to the Merger Agreement, our board of directors may also, upon making certain determinations, to make an Adverse Recommendation Change (as such term is defined under the Merger Agreement), terminate the Merger Agreement, pay a termination fee to POSOR and enter into an agreement relating to a Superior Proposal. The limitations, requirements and conditions described above may make it more unlikely that after the Go Shop Period End Time, a proposal relating to an alternative business combination transaction would emerge for us and may make it more difficult and expensive for us to accept a proposal relating to an alternative business combination transaction that the our special committee determines to be superior to the Merger.

The Merger Agreement contains provisions that could discourage a potential competing acquirer of us or could result in a competing Acquisition Proposal being at a lower price than it might otherwise be.

Except for a 45-day go shop period that expires at the Go Shop Period End Time, the Merger Agreement contains provisions that, subject to limited exceptions, restrict our ability to solicit, initiate or knowingly facilitate or encourage any Acquisition Proposal. With respect to any written, bona fide Acquisition Proposal that we receive, POSOR generally has an opportunity to offer to modify the terms of the Merger Agreement in response to such proposal before our board of directors may change, withdraw, or modify its recommendation to stockholders in response to such Acquisition Proposal or terminate the Merger Agreement to enter into an agreement with respect to such Acquisition Proposal. Upon termination of the Merger Agreement under certain circumstances relating to an Acquisition Proposal, we would have to pay POSOR a termination fee of $9.28 million in connection with a transaction initiated after the go shop process and, in addition, up to $3 million as reimbursement for POSOR’s expenses.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of our business from considering or making a competing Acquisition Proposal, even if the potential competing acquirer was prepared to pay consideration with a higher per share cash value than that market value proposed to be received or realized in the Merger, or might cause a potential competing acquirer to propose to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the Merger Agreement.

Some of the directors and executive officers of POSOR I and POSOR II have interests in seeing the Merger completed that are different from, or in addition to, those of the POSOR I and POSOR II stockholders.

Some of the directors and executive officers of POSOR I and POSOR II have interests in seeing the Merger completed that are different from, or in addition to, those of the POSOR I and POSOR II stockholders. Specifically, Keith D. Hall and Peter McMillan III control and indirectly own Pacific Oak Holding Group, LLC, our sponsor and POSOR I’s sponsor since November 1, 2019. Pacific Oak Holding is the sole owner of Pacific Oak Capital Advisors, LLC, our advisor and POSOR I’s advisor since November 1, 2019. Messrs. Hall and McMillan are also two of our executive officers and directors and two of POSOR I’s executive officers and directors. Pacific Oak Capital Advisors earns fees from our advisory agreement with them and from POSOR II’s advisory agreement with them. The Merger may make it more likely that Pacific Oak Capital Advisors will continue to earn fees under the advisory agreement with respect to our and POSOR II’s assets, as compared to other strategic alternatives for us or POSOR I (such as a sale of our assets to a third party for cash).

In certain circumstances, either of POSOR or we may terminate the Merger Agreement.

POSOR or we may terminate the Merger Agreement if the Merger has not been consummated by the Outside Date. Also, the Merger Agreement may be terminated if a final and non-appealable order is entered prohibiting or disapproving the transaction, upon a material uncured breach by the other party that would cause the closing conditions not to be satisfied, or upon the failure to obtain receipt of approvals of the our stockholders. In addition, we have the right to terminate the Merger Agreement at any time prior to obtaining the necessary approvals of the our stockholders in order to enter into an Alternative Acquisition Agreement (as such term is defined under the Merger Agreement) with respect to a Superior Proposal. Finally, POSOR has the right to terminate the Merger Agreement at any time prior to obtaining the approvals of the our stockholders, upon an Adverse Recommendation Change (as such term is defined under the Merger Agreement) or upon the commencement of a tender offer.

POSOR and we each expect to incur substantial expenses related to the Merger.

POSOR and we each expect to incur substantial expenses in connection with completing the Merger and integrating our properties and operations with those of POSOR. While POSOR and we each have assumed that a certain level of transaction expenses would be incurred, there are a number of factors beyond the control of each company that could affect the total amount or the timing of such expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction expenses associated with the Merger could, particularly in the near term, exceed the savings that POSOR expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings following the completion of the Merger.

The ownership positions of POSOR and our stockholders will be diluted by the Merger.

The Merger will dilute the ownership position of POSOR stockholders and result in our stockholders having an ownership stake in the combined company (“Combined Company”) that is smaller than their current stake in us. Upon completion of the Merger, based on the number of shares of POSOR common stock and our common stock outstanding on March 23, 2020, continuing POSOR stockholders will own approximately 69.4% of the issued and outstanding shares of Combined Company common stock, and our stockholders will own approximately 30.6% of the issued and outstanding shares of common stock of the Combined Company. Consequently, POSOR stockholders and our stockholders, as a general matter, will have less influence over the management and policies of the Combined Company following the Merger than each currently exercise over the management and policies of POSOR and us, as applicable.

Litigation challenging the Merger may increase transaction costs and prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

If any stockholder files a lawsuit challenging the Merger, POSOR and we can provide no assurances as to the outcome of any such lawsuit, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed-upon terms, such an injunction may prevent the completion of the Merger in the expected time frame, or may prevent it from being completed altogether. Whether or not any such plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operations of each company’s business.

Risks Related to the Combined Company Following the Merger

The Combined Company will have substantial indebtedness upon completion of the Merger.

In connection with the Merger, the Combined Company will assume and/or refinance certain indebtedness of ours and will be subject to risks associated with debt financing. As of December 31, 2019, POSOR had $678.1 million of outstanding debt, comprised of $385.4 million of variable interest and $292.7 million of fixed interest loans. After giving effect to the Merger, the Combined Company’s total pro forma consolidated indebtedness will increase. Taking into account our existing indebtedness, transaction expenses, and the assumption and/or refinancing of indebtedness in the Merger, the Combined Company’s pro forma consolidated indebtedness as of December 31, 2019, after giving effect to the Merger, would be approximately $1.0 billion. The indebtedness of the Combined Company will be comprised of $715.0 million of variable interest loans and $292.7 million of fixed interest loans.

The Combined Company’s indebtedness could have important consequences to holders of its common stock, including our stockholders who receive POSOR common stock in the Merger, including:

•	vulnerability of the Combined Company to general adverse economic and industry conditions;

•	limiting the Combined Company’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•

requiring the use of a substantial portion of the Combined Company’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting the Combined Company’s flexibility in planning for, or reacting to, changes in its business and its industry; and

•	putting the Combined Company at a disadvantage compared to its competitors with less indebtedness;

If the Combined Company defaults under a mortgage loan, it would automatically be in default under any other loan that has cross-default provisions, and it may lose the properties securing these loans.

Following the consummation of the Merger, our stockholders will receive a lower dollar amount per share in monthly distributions if the Combined Company continues to pay distributions at POSOR’s current rate.

POSOR’s distributions are currently equivalent to a 0.00258% annualized distribution rate based on a purchase price of $10.00 per share, or $0.0258 per share annually. Our distributions are currently equivalent to a 0.0112% annualized distribution rate based on $10.00 per share, or $0.112 per share annually. Based on the merger consideration of 0.9643 shares of POSOR common stock for each share of our common stock, annual distributions post-merger are expected to be approximately $0.0258 per share at the current POSOR distribution rate. There is no guarantee that the Combined Company will continue to pay distributions at this rate, if at all, and all decisions regarding future distributions will remain entirely at the discretion of the Combined Company’s board of directors.

Stockholders of the Combined Company will have no contractual or other legal right to distributions that have not been authorized by the Combined Company’s board of directors and declared by the Combined Company.

The Combined Company may incur adverse tax consequences if prior to the Merger, POSOR or we failed to qualify as a REIT for U.S. federal income tax purposes.

Each of POSOR and we have operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the Merger, and the Combined Company intends to continue operating in such a manner following the Merger. None of POSOR or we have requested or plans to request a ruling from the Internal Revenue Service, or the IRS, that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations is greater in the case of a REIT, like each of POSOR and us, that holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within the control of POSOR or us may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of POSOR and we must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its REIT taxable income, excluding any net capital gains.

If POSOR or our company (or, following the Merger, the Combined Company) loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

it would be subject to U.S. federal corporate income tax on its net income for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	it could be subject to the federal alternative minimum tax for taxable years prior to January 1, 2018 and possibly increased state and local taxes for such periods;

•

unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•

for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

As a result of all these factors, any of POSOR, our or the Combined Company’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and have other material adverse effects on the Combined Company. In addition, for years in which the Combined Company does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if the Combined Company has qualified and continues to qualify as a REIT, it may be subject to some U.S. federal, state and local taxes on its income or property and, in certain cases, a 100% penalty tax, in the event it sells property as a dealer. Any U.S. federal, state or other taxes the Combined Company pays will reduce its cash available for distribution to stockholders.

If the Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the Merger is conditioned on the receipt by each of POSOR and us of an opinion of its counsel to the effect that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. However, these legal opinions will not be binding on the IRS or on the courts. If, for any reason, the Merger were to fail to qualify as a tax-free reorganization, then each of our stockholders generally would recognize gain or loss, as applicable, equal to the difference between (i) the merger consideration (i.e. the fair market value of the shares of POSOR common stock) received by our stockholders in the Merger; and (ii) our stockholder’s adjusted tax basis in our common stock.

The Combined Company may have difficulty providing liquidity to stockholders through its share redemption program and/or tender offers.

The Merger is not a liquidity event for our stockholders or those of POSOR I. Both we and POSOR have had recent difficulty in satisfying redemption requests under our respective share redemption programs. In January 2019, we exhausted funds available for redemptions under our share redemption program, other than special redemption requests submitted in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.” As a result, in 2019, we redeemed a total of 277,452 shares in connection with ordinary redemption requests. In January 2020, we again exhausted funds available for redemptions other than special redemptions. We currently have outstanding and unfulfilled ordinary redemption requests representing 808,172 shares. With respect to POSOR, other than special redemption requests, for the first, second, third and fourth quarters of 2019, it had unfulfilled requests to redeem 3,294,070, 3,782,675, 4,595,566 and 5,813,699 shares, respectively, or 94.2%, 94.9%, 95.7% and 96.8%, respectively, of the shares submitted for redemption, due to funding limitations. It currently has $0.8 million available for redemptions in 2020, all of which is reserved exclusively for special redemptions.

We cannot predict the demand for liquidity by stockholders of the Combined Company following the Merger, but if it simply remains at 2019 and 2020 levels, the Combined Company will need to provide additional funding compared to prior years in order to meet demand. We may not have sufficient funding to satisfy the demand for liquidity. The Combined Company’s primary source for funding is currently expected to be a portion of the net proceeds from new ongoing public offerings as an NAV REIT and potential Israeli offerings, but we cannot guarantee that the net proceeds raised will be sufficient to satisfy the demand for liquidity and our other capital needs, such as capital expenditures and funds for new investments. If future redemption requests exceed the amount of funding available under the Combined Company’s share redemption program and any additional funding made available under one or more self-tender offers, the number of rejected redemption or repurchase requests will increase over time.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 2.	PROPERTIES

As of December 31, 2019, we owned two hotel properties, three office properties and one apartment property. Additionally, as of December 31, 2019, we had entered into a consolidated joint venture to develop one office/retail property.

Hotel Properties

The following table provides summary information regarding our hotel properties as of December 31, 2019:

Property Location of Property	Date Acquired	Number of Rooms	Occupancy	Average Daily Rate	Average Revenue per Available Room	Ownership%
Springmaid Beach Resort Myrtle Beach, SC	12/30/2014	453	65.0%	$138.06	$89.80	90.0%

Q&C Hotel New Orleans, LA	12/17/2015	196	73.3%	$165.37	$121.13	90.0%

TRS Leases

Our hotels are leased by the respective joint venture owners of each hotel (the “Hotel Owner Joint Venture”) to a second joint venture (the “Hotel Operations Joint Venture”) we have formed between each hotel’s respective joint venture partner and an indirect wholly owned subsidiary we have formed with respect to each hotel that we have elected to treat as a TRS.

Each lease agreement provides for a five-year term with the right for the respective Hotel Operations Joint Venture to extend the term of the lease for up to three additional terms of three years each; provided, however, that the Hotel Owner Joint Venture has the right to terminate the lease upon the sale of the hotel or any members of the Hotel Owner Joint Venture buying out any other member, as well as upon the occurrence of an event of default under the respective lease agreement.

Pursuant to the lease agreements, the Hotel Operations Joint Venture will pay to the Hotel Owner Joint Venture, on a monthly basis, an annual base rent. The annual base rent will be adjusted as set forth in the lease agreements beginning in 2016 as well as prorated for any partial years. For the Springmaid Beach Resort, the annual base rent was $3.1 million for 2019 and is $3.2 million for 2020. For the Q&C Hotel the annual base rent was $3.5 million for 2019 and is $3.6 million for 2020.

In addition to annual base rent, each respective Hotel Operations Joint Venture will pay a monthly percentage rent to the respective Hotel Owner Joint Venture equal to (i) an agreed percentage of year-to-date gross revenue that exceeds certain annual threshold amounts, less (ii) all prior percentage rent payments. Each respective Hotel Operations Joint Venture is also required to establish and fund a repairs and replacement reserve for the periodic refurbishment, replacements and non-routine repairs of all tangible personal property owned by the respective Hotel Owner Joint Venture. For each lease, the reserve is a percentage of gross receipts as set forth in the lease agreement. For Springmaid Beach Resort, this percentage ranges from 1% to 4%. For Q&C Hotel, this percentage ranges from 2% to 5%. In addition, the lease agreements require each Hotel Operations Joint Venture to pay all income taxes, rent, and all costs and expenses and utility and other charges incurred in the operations of the respective hotel.

Management Agreements

For us to qualify as a REIT, we cannot directly or indirectly operate any of our hotels. Third parties must operate our hotels. As described above, our hotels are leased to TRS lessees, which in turn have engaged property managers to manage our hotels pursuant to a hotel management agreement.

Springmaid Beach Resort

The Springmaid Hotel Operations Joint Venture has entered a management agreement with Doubletree Management LLC, an independent third-party hotel operator (“Doubletree”) pursuant to which Doubletree will manage and operate the Springmaid Beach Resort. The hotel was branded a DoubleTree by Hilton in September 2016 (the “Brand Commencement Date”).

The management agreement requires us to maintain a minimum working capital reserve for the Springmaid Beach Resort. In addition, the Springmaid Hotel Owner Joint Venture is responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from hotel operations are insufficient to meet the financial requirements of the hotel. The management agreement expires on December 31 of the 20th full year following the Brand Commencement Date. Upon mutual agreement, the parties may extend the term of the agreement for two successive periods of five years each. If an event of default occurs and continues beyond any applicable notice and cure periods set forth in the management agreement, the non-defaulting party generally has, among other remedies, the option of terminating the management agreement upon written notice to the defaulting party with no termination fee payable to Doubletree. In addition, we have the right to terminate the management agreement without the payment of a termination fee if Doubletree fails to achieve certain criteria relating to the performance of the hotel for any two consecutive years following the Brand Commencement Date. Under certain circumstances following a casualty or condemnation event, either party may terminate the management agreement provided Doubletree receives a termination fee an amount equal to two years of the base fee. We are permitted to terminate the management agreement upon a sale, lease or other transfer of the Springmaid Beach Resort any time so long as the buyer is approved for, and enters into a DoubleTree by Hilton franchise agreement for the balance of the agreement’s term. Finally, we are restricted in our ability to assign the management agreement upon a sale, lease or other transfer the Springmaid Beach Resort unless the transferee is approved by Doubletree to assume the management agreement.

Pursuant to the management agreement Doubletree receives the following fees:

•

a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the Brand Commencement Date and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

•

an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and the Springmaid Hotel Owner Joint Venture’s priority, which is 12% of the Springmaid Hotel Owner Joint Venture’s total investment);

•	an additional services fee in the amount reasonably determined by Doubletree from time to time; and

•	a brand services fee in the amount of 4% of total rooms revenue, and an other brand services fee in an amount determined by Doubletree from time to time.

Q&C Hotel

A wholly owned subsidiary of the Q&C Hotel Operations Joint Venture (“Q&C Hotel Operations”) has entered a management agreement with Encore Hospitality, LLC (“Encore Hospitality”), an affiliate of the Q&C JV Partner, pursuant to which Encore Hospitality will manage and operate the Q&C Hotel. The management agreement expires on December 17, 2035. Subject to certain conditions, Encore Hospitality may extend the term of the agreement for a period of five years. Q&C Hotel Operations may terminate the management agreement upon (1) the occurrence of an event of default that continues beyond any applicable notice and cure periods, (2) a sale of the Q&C Hotel, (3) a change of control of Encore Hospitality without Q&C Hotel Operations’ approval, (4) a failure of Encore Hospitality to meet certain performance thresholds, (5) a sale of the Q&C Joint Venture Partner’s interest in the joint venture to us, and (6) if Q&C Hotel Operations is required to do so pursuant to the terms of the loan documents or the franchise agreement. Pursuant to the management agreement Encore Hospitality will receive a base fee, which is 4.0% of gross revenue (as defined in the management agreement).

Q&C Hotel Operations has also entered a franchise agreement with Marriott International (“Marriott”) pursuant to which Marriott has granted Q&C Hotel Operations a limited, non-exclusive license to establish and operate the Q&C Hotel using certain of Marriott’s proprietary marks and systems and the hotel was branded as a Marriott Autograph Collection hotel on May 25, 2016. The franchise agreement will expire on May 25, 2041 with no renewal options. Marriott may terminate the franchise agreement immediately upon certain defaults and after an opportunity to cure with respect to certain other defaults. Pursuant to the franchise agreement, commencing on May 25, 2016, Q&C Hotel Operations will pay Marriott a monthly franchise fee equal to a percent of gross room sales on a sliding scale that is initially 2% and increases to 5% after the third anniversary of the opening date and a monthly marketing fund contribution fee equal to 1.5% of the Q&C Hotel’s gross room sales. In addition, the franchise agreement requires the maintenance of a reserve account to fund all renovations at the hotel based on a percentage of gross revenues which starts at 2% of gross revenues and increases to 5% of gross revenues after May 25, 2019. Q&C Hotel Operations will also be responsible for the payment of certain other fees, charges and costs as set forth in the agreement.

In addition, in connection with the execution of the franchise agreement, Pacific Oak SOR US Properties II LLC (“SOR US Properties II”), our indirect wholly owned subsidiary, is providing an unconditional guarantee that all Q&C Hotel Operations’ obligations under the franchise agreement will be punctually paid and performed. Finally, certain transfers of the Q&C Hotel or an ownership interest therein are subject to a notice and consent requirement, and the franchise agreement further provides Marriott with a right of first refusal with respect to a sale of the hotel to a competitor of Marriott.

Office Properties

The following table provides summary information regarding our office properties as of December 31, 2019:

Property Location of Property	Date Acquired	Property Type	Rentable Square Feet	Total Real Estate at Cost (in thousands)	Occupancy	Annualized Base Rent (1) (in thousands)	Average Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years	Ownership %
Lincoln Court Campbell, CA	05/20/2016	Office	123,529	$52,810	81.0%	$5,291	$52.87	2.7	100.0%
Oakland City Center Oakland, CA	08/18/2017	Office	368,595	174,748	82.2%	13,529	44.68	3.2	100.0%
Madison Square Phoenix, AZ	10/03/2017	Office	313,991	35,350	47.1%	3,182	21.50	5.0	90.0%

			806,115	$262,908	68.3%	$22,002	$39.94	3.3

(1)

Annualized base rent represents annualized contractual base rental income as of December 31, 2019, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

(2)	Average annualized base rent per square foot is calculated as the annualized base rent divided by the leased square feet.

As of December 31, 2019, there were no tenants occupying 10% or more of our total rentable square footage. As of December 31, 2019, our real estate portfolio’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Legal Services	13	$4,547	20.7%
Public Administration	6	3,589	16.3%
Professional, Scientific, and Technical Services	12	3,123	14.2%

		$11,259	51.2%

(1)

Annualized base rent represents annualized contractual base rental income as of December 31, 2019, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

Portfolio Lease Expiration

The following table reflects lease expirations of our office properties as of December 31, 2019:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (in thousands) (1)	% of Portfolio Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	% of Portfolio Rentable Square Feet Expiring
2020	18	$3,987	18.1%	103,568	18.9%
2021	15	3,603	16.4%	79,692	14.5%
2022	19	3,899	17.7%	92,529	16.9%
2023	15	3,141	14.3%	60,407	11.0%
2024	7	1,435	6.5%	31,623	5.8%
2025	15	4,522	20.6%	138,086	25.2%
2026	5	910	4.1%	32,502	5.9%
2027	2	267	1.2%	5,145	0.9%
2028	2	238	1.1%	5,170	0.9%

Total	98	$22,002	100%	548,722	100%

(1)

Annualized base rent represents annualized contractual base rental income as of December 31, 2019, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

Apartment Property

The following table provides summary information regarding our apartment property as of December 31, 2019:

Property Location of Property	Date Acquired	Property Type	Number of Units	Monthly Rent (1)	Occupancy (2)	Average Monthly Rent per Leased Unit (3)	Ownership%
Lofts at NoHo Commons North Hollywood, CA	11/16/2016	Apartment	292	$692,000	93.5%	$2,535	90.0%

(1)	Monthly rent is based on the aggregate contractual rent from tenant leases in effect as of December 31, 2019, adjusted to reflect any contractual tenant concessions.
(2)	Occupancy percentage is calculated as the number of occupied units divided by the total number of units of the property as of December 31, 2019.
(3)

Average monthly rent per leased unit is calculated as the aggregate contractual rent from leases in effect as of December 31, 2019, adjusted to reflect any contractual tenant concessions, divided by the number of leased units.

Development Property

On December 1, 2016, we, through a joint venture (the “210 West 31st Street Joint Venture”), acquired a leasehold interest to develop one office/retail property in 210 West 31st Street, New York, New York (“210 West 31st Street”). The leasehold interest for 210 West 31st Street expires January 31, 2114. We own an 80% equity interest in the 210 West 31st Street Joint Venture.

210 West 31st Street is located in New York, New York and consists of an 8,637 square foot development site located directly across the street from Madison Square Garden and Penn Station. As of December 31, 2019, the book value of our construction project was $55.2 million.

ITEM 3.	LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

ITEM 4.	MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Information

As of March 23, 2020, we had 17,842,301 and 12,222,529 shares of Class A and Class T common stock, respectively, outstanding held by a total of approximately 3,200 and 2,600 stockholders, respectively. The number of stockholders is based on the records of DST Systems, Inc., who serves as our transfer agent.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets applicable suitability and minimum purchase requirements. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

We provide an estimated value per share to assist broker-dealers that participate in our initial public offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340 as required by the Financial Industry Regulatory Authority (“FINRA”). This valuation was performed in accordance with the provisions of and also to comply with Practice Guideline 2013-01, Valuations of Publicly Registered, Non-Listed REITs issued by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association) (“IPA”) in April 2013 (the “IPA Valuation Guidelines”). For this purpose, we estimated the value of the shares of our common stock as $10.25 per share as of December 31, 2019. This estimated value per share is based on our board of directors’ approval on December 17, 2019 of an estimated value per share of our common stock of $10.25 based on the estimated value of our assets less the estimated value of our liabilities, or NAV, divided by the number of shares outstanding, all as of September 30, 2019, with the exception of the following adjustments: (i) our consolidated investments in real estate properties were valued as of October 31, 2019; (ii) an adjustment to reduce cash for the amount of capital expenditures incurred in October 2019; (iii) an adjustment for disposition costs and fees incurred in connection with the disposition of 2200 Paseo Verde (collectively the “Adjustments”). Other than the Adjustments, there were no material changes between September 30, 2019 and December 17, 2019 that impacted the overall estimated NAV per share.

Our conflicts committee, composed solely of all of our independent directors, is responsible for the oversight of the valuation process used to determine the estimated NAV per share of our common stock, including the review and approval of the valuation and appraisal processes and methodologies used to determine our estimated NAV per share, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. The estimated NAV per share was based upon the recommendation and valuation prepared by our advisor. Our advisor’s valuation of our consolidated investments in real estate properties was based on (i) appraisals of all but one property (“Appraised Properties”) performed by the independent third-party real estate valuation firm Duff & Phelps, LLC (“Duff & Phelps”) and (ii) the contractual sale price less estimated selling credits for an office property located in Henderson, Nevada (2200 Paseo Verde) which was sold on November 4, 2019. Duff & Phelps prepared appraisal reports, summarizing key inputs and assumptions for each of the Appraised Properties. Our advisor performed valuations of our cash, restricted cash, investment in real estate equity securities, investment in an unconsolidated entity, other assets, mortgage debt and other liabilities. The methodologies and assumptions used to determine the estimated value of our assets and the estimated value of our liabilities are described further below.

Our advisor used the appraised values of the Appraised Properties and in the case of 2200 Paseo Verde, the contractual sales price less estimated selling credits, together with its estimated value of each of our other assets and liabilities to calculate and recommend an estimated NAV per share of our common stock. Based on (i) the conflicts committee’s receipt and review of our advisor’s valuation report, including our advisor’s summary of the appraisal reports prepared by Duff & Phelps and our advisor’s estimated value of each of our other assets and liabilities, (ii) the conflicts committee’s review of the reasonableness of our estimated NAV per share resulting from our advisor’s valuation process, and (iii) other factors considered by the conflicts committee and the conflicts committee’s own extensive knowledge of our assets and liabilities, the conflicts committee concluded that the estimated NAV per share proposed by our advisor was reasonable and recommended to our board of directors that it adopt $10.25 as the estimated NAV per share of our common stock. The board of directors unanimously agreed to accept the recommendation of the conflicts committee and approved $10.25 as the estimated NAV per share of our common stock, which determination is ultimately and solely the responsibility of the board of directors.

The table below sets forth the calculation of our estimated NAV per share as of December 17, 2019, as well as the calculation of our estimated NAV per share as of December 6, 2018. Duff & Phelps is not responsible for the determination of the estimated NAV per share as of December 17, 2019 or December 6, 2018.

	December 17, 2019 Estimated NAV per Share	December 6, 2018 Estimated NAV per Share (1)	Change in Estimated NAV per Share
Real estate properties (2)	$21.76	$20.54	$1.22
Real estate equity securities (3)	0.33	0.23	0.10
Investment in unconsolidated entity	0.02	0.17	(0.15)
Cash	0.95	0.90	0.05
Other assets	0.35	0.42	(0.07)
Mortgage debt (4)	(11.65)	(11.02)	(0.63)
Other liabilities	(0.42)	(0.41)	(0.01)
Non-controlling interests	(1.09)	(1.18)	0.09

Estimated NAV per share	$10.25	$9.65	$0.60
Estimated enterprise value premium	None assumed	None assumed	None assumed

Total estimated NAV per share	$10.25	$9.65	$0.60

(1)

The December 6, 2018 estimated value per share was based upon the recommendation and valuation of our former external advisor, KBS Capital Advisors LLC (“KBS Capital Advisors”). We engaged Duff & Phelps to provide appraisals of our consolidated investments in real properties and KBS Capital Advisors performed valuations of our cash, restricted cash, investment in an unconsolidated entity, other assets, mortgage debt and other liabilities. For more information relating to the December 6, 2018 estimated NAV per share and the assumptions and methodologies used by Duff & Phelps and KBS Capital Advisors, see ou Current Report on Form 8-K filed with the SEC on December 11, 2018.

(2)	The increase in the estimated value of real estate properties was due to increases in fair values of our real estate properties.
(3)	The increase in the estimated value of real estate equity securities was due to acquisitions of real estate equity securities as well as unrealized gains on the securities.
(4)	The increase in mortgage debt was primarily due to borrowings for future capital needs and to fund capital expenditures on real estate.

The increase in our estimated NAV per share from the previous estimate was primarily due to the items noted below, which reflect the significant contributors to the increase in the estimated NAV per share from $9.65 to $10.25. The changes are not equal to the change in values of each real each asset and liability group presented in the table above due to real estate property acquisitions, debt financings and other factors, which caused the value of certain asset or liability groups to change with no impact to our fair value of equity or the overall estimated NAV per share.

Change in Estimated NAV per Share
December 6, 2018 estimated NAV per share (after stock distributions)	$9.65
Changes to estimated NAV per share
Investments
Real estate	1.47
Investment in unconsolidated entity	0.02
Investment in equity securities	0.03
Capital expenditures on real estate	(0.61)

Total change related to investments	0.91
Operating cash flow shortfall compared to distributions declared (1)	(0.14)
Selling and financing costs (2)	(0.11)
Advisor disposition fees (3)	(0.01)
Notes payable	0.04
Other changes	0.01

Total change in estimated NAV per share	0.70
Stock distributions	(0.10)

December 17, 2019 estimated NAV per share	$10.25

(1)

Operating cash flow reflects modified funds from operations (“MFFO”) adjusted to (i) deduct certain capitalized interest expense related to a development project, (ii) add back the amortization of deferred financing costs and (iii) deduct income from business interruption insurance recoveries. We compute MFFO in accordance with the definition included in the practice guideline issued by IPA in November 2010.

(2)

Selling and financing costs include approximately, $0.7 million, or $0.02 per share, for the selling costs incurred subsequent to September 30, 2019 in connection with the 2200 Paseo Verde sale subsequent to September 30, 2019.

(3)	Advisor fees include approximately, $0.3 million, or $0.01 per share, for the disposition of 2200 Paseo Verde, subsequent to September 30, 2019.

As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different estimated NAV per share of our common stock, and this difference could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to U.S. generally accepted accounting principles (“GAAP”), nor does it represent a liquidation value of our assets and liabilities or the price at which our shares of common stock would trade on a national securities exchange. The estimated NAV per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated NAV per share also does not take into account estimated disposition costs and fees for real estate properties or debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration. The estimated NAV per share does not take into consideration acquisition-related costs and financing costs related to future acquisitions. As of September 30, 2019, we had no potentially dilutive securities outstanding that would impact the estimated NAV per share of our common stock.

Our estimated NAV per share takes into consideration any potential liability related to a subordinated participation in cash flows our advisor is entitled to upon meeting certain stockholder return thresholds in accordance with our advisory agreement. For purposes of determining the estimated NAV per share, our advisor calculated the potential liability related to this incentive fee based on a hypothetical liquidation of our assets and liabilities at their estimated fair values, after considering the impact of any potential closing costs and fees related to the disposition of real estate properties, and determined that there would be no liability related to the subordinated participation in cash flows.

Methodology

Our goal for the valuation was to arrive at a reasonable and supportable estimated NAV per share, using a process that was designed to be in compliance with the IPA Valuation Guidelines and using what we and our advisor deemed to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation and appraisal methodologies, assumptions and estimates used to value our assets and liabilities:

Real Estate

Independent Valuation Firm

Duff & Phelps(1) was selected by our advisor and approved by our conflicts committee and board of directors to appraise each of the Appraised Properties. Duff & Phelps is engaged in the business of appraising commercial real estate properties and is not affiliated with us or our advisor. The compensation we paid to Duff & Phelps was based on the scope of work and not on the appraised values of the Appraised Properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

Duff & Phelps collected all reasonably available material information that it deemed relevant in appraising the Appraised Properties. Duff & Phelps obtained property-level information from our advisor, including (i) property historical and projected operating revenues and expenses; (ii) property lease agreements; and (iii) information regarding recent or planned capital expenditures. Duff & Phelps reviewed and relied in part on the property-level information provided by our advisor and considered this information in light of its knowledge of each property’s specific market conditions.

In conducting its investigation and analyses, Duff & Phelps took into account customary and accepted financial and commercial procedures and considerations as it deemed relevant. Although Duff & Phelps reviewed information supplied or otherwise made available by us or our advisor for reasonableness, it assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and did not independently verify any such information. With respect to operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed

(1)

Duff & Phelps is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public securities offerings, private placements, business combinations and similar transactions. We engaged Duff & Phelps to prepare appraisal reports for each of the Appraised Properties and Duff & Phelps received fees upon the delivery of such reports. In addition, we have agreed to indemnify Duff & Phelps against certain liabilities arising out of this engagement. In the three years prior to December 17, 2019, Duff & Phelps and its affiliates have provided a number of commercial real estate, appraisal, valuation and financial advisory services for our affiliates and have received fees in connection with such services. Duff & Phelps and its affiliates may from time to time in the future perform other commercial real estate, appraisal, valuation and financial advisory services for us and our affiliates in transactions related to the properties that are the subjects of the appraisals, so long as such other services do not adversely affect the independence of the applicable Duff & Phelps appraiser as certified in the applicable appraisal report.

with Duff & Phelps, Duff & Phelps assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and/or our advisor. Duff & Phelps relied on us or our advisor to advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In performing its analyses of the Appraised Properties, Duff & Phelps made numerous other assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, Duff & Phelps assumed that we had clear and marketable title to each of the Appraised Properties, that no title defects existed, that any improvements were made in accordance with law, that no hazardous materials were present or had been present previously, that no deed restrictions existed, and that no changes to zoning ordinances or regulations governing use, density or shape were pending or being considered. Furthermore, Duff & Phelps’ analyses, opinions and conclusions were necessarily based upon market, economic, financial and other circumstances and conditions existing as of or prior to the date of the appraisals, and any material change in such circumstances and conditions may affect Duff & Phelps’ analyses and conclusions. Duff & Phelps’ appraisal reports contain other assumptions, qualifications and limitations that qualify the analyses, opinions and conclusions set forth therein. Furthermore, the prices at which the Appraised Properties may actually be sold could differ from their appraised values.

Although Duff & Phelps considered any comments to its appraisal reports received from us or our advisor, the appraised values of the Appraised Properties were determined by Duff & Phelps. The appraisal reports for the Appraised Properties are addressed solely to us to assist in the determination of the estimated NAV per share of our common stock. The appraisal reports are not addressed to the public and may not be relied upon by any other person to establish an estimated NAV per share of our common stock and do not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its appraisal reports, Duff & Phelps did not solicit third-party indications of interest for the Appraised Properties and did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us. While Duff & Phelps is responsible for providing appraisals of the Appraised Properties, Duff & Phelps is not responsible for, did not calculate, and did not participate in, the determination of our estimated NAV per share.

The foregoing is a summary of the standard assumptions, qualifications and limitations that generally apply to Duff & Phelps’ appraisal reports. All of the Duff & Phelps appraisal reports, including the analyses, opinions and conclusions set forth in such reports, are qualified by the assumptions, qualifications and limitations set forth in the respective appraisal reports.

Real Estate Valuation

As of October 31, 2019, we owned two hotel properties, four office properties, one apartment building and one retail development property

We obtained appraisals for two hotel properties, three office properties, one apartment building and one retail development property. As of October 31, 2019, the total appraised value of the consolidated real estate properties, excluding 2200 Paseo Verde, as provided by Duff & Phelps using the appraisal methods described below was $638.2 million. The estimated value of 2200 Paseo Verde, based on the sales price less selling credits, was $18.7 million. Based on the appraisal and valuation methodologies described above, the total estimated value of our consolidated real estate properties was $656.9 million. The total cost basis of these properties as of October 31, 2019 was $570.1 million. This amount includes the acquisition cost of $492.5 million, $60.5 million in capital expenditures, leasing commissions and other capitalized costs and $17.0 million of acquisition fees and expenses. The total estimated value of our consolidated real estate properties, compared to the total purchase price (exclusive of acquisition fees and acquisition expenses) of our consolidated real estate properties plus subsequent capital expenditures, leasing commissions and other capitalized costs in our consolidated real estate properties through October 31, 2019, results in an overall increase in the value of the Appraised Properties of approximately 18.8%.

Income-Generating Properties

As of October 31, 2019, the Appraised Properties were appraised by Duff & Phelps and consisted of two hotel properties, three office properties and one apartment building. Duff & Phelps appraised each of these income-generating properties using various methodologies including the direct capitalization approach, discounted cash flow analysis and sales comparison approach and relied primarily on 10-year discounted cash flow analyses for the final appraisal of the these properties. Duff & Phelps calculated the discounted cash flow value of each of these income-generating properties using property-level cash flow estimates, terminal capitalization rates and discount rates that fall within ranges it believes would be used by similar investors to value the properties, based on recent comparable market transactions adjusted for unique properties and market-specific factors.

The total appraised value of these income-generating properties using the appraisal methodologies described above was $591.0 million, compared to a total cost basis of $497.9 million. This amount includes the acquisition price of $431.2 million, $52.1 million in capital expenditures, leasing commissions and tenant improvements and $14.6 million of acquisition fees and expenses.

The following table summarizes the key assumptions that Duff & Phelps used in the discounted cash flow analyses to arrive at the appraised value of these income-generating properties:

	Range in Values	Weighted- Average Basis
Terminal capitalization rate	4.50% to 7.50%	5.99%
Discount rate	6.00% to 9.50%	7.11%
Net operating income compounded annual growth rate (1)	2.18% to 19.64%	5.28%

(1)

The net operating income compounded annual growth rates (“CAGRs”) reflect both the contractual and market rents and reimbursements (in cases where the contractual lease period is less than the valuation period of the property) net of expenses over the valuation period. The range of CAGRs shown is the constant annual rate at which the net operating income is projected to grow to reach the net operating income in the final year of the hold period for each of the properties.

While we believe that Duff & Phelps’ assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the appraised value of the income-generating properties and thus, our estimated NAV per share. The table below illustrates the impact on our estimated NAV per share; including an adjustment to non-controlling interest, if the terminal capitalization rates or discount rates Duff & Phelps used to appraise the income generating properties were adjusted by 25 basis points, assuming all other factors remain unchanged. Additionally, the table below illustrates the impact on our estimated NAV per share if these terminal capitalization rates or discount rates were adjusted by 5% in accordance with the IPA Valuation Guidelines, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated NAV per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Terminal capitalization rate	$0.41	$(0.40)	$0.48	$(0.46)
Discount Rate	0.28	(0.29)	0.39	(0.40)

Development Property

As of October 31, 2019, we had invested in a retail development project. Duff & Phelps considered various valuation methodologies including the cost approach, income capitalization approach and sales comparison approach and relied on a sales comparison approach for the final appraisal of this investment. Duff & Phelps gathered data on reasonably substitutable properties and adjusted for unique property and market-specific factors to arrive at a market value. The appraised value of our retail development project using the appraisal methodology described above was $47.2 million, compared to a total cost basis, including acquisition fees and expenses, capital expenditures and other capitalized costs through October 31, 2019 of $56.0 million.

Finally, a 1% increase in the appraised value of the Appraised Properties would result in an increase of $0.17 to our estimated NAV per share and a 1% decrease in the appraised value of the Appraised Properties would result in a decrease of $0.18 to our estimated NAV per share, assuming all other factors remain unchanged.

Real Estate Equity Securities

As of September 30, 2019, we owned an investment in real estate equity securities. The estimated value of our real estate equity securities is equal to the GAAP fair value disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2019, which also equals the book value of the real estate equity securities in accordance with GAAP. As of September 30, 2019, we owned 1,160,591 shares of Franklin Street Properties Corp. The fair values of these real estate equity securities were based on quoted prices in an active market on a major stock exchange. As of September 30, 2019, the fair value and carrying value of our real estate equity securities was $9.8 million.

Investment in Unconsolidated Entity

As of September 30, 2019, we had originated a participating loan facility in an amount up to €2.6 million ($3.0 million as of September 30, 2019). As September 30, 2019, we had funded the participating loan facility €2.1 million ($2.4 million as of September 30, 2019). The proceeds were used to fund a 5% general partner interest in a joint venture acquiring a portfolio of light industrial properties located throughout France. Under the terms of the participating loan facility, we participate in the expected residual profits of the portfolio and the terms are structured in a manner such that the risks and rewards of the arrangement are similar to those associated with an investment in a real estate joint venture. Accordingly, the participating loan facility is accounted for under the equity method of accounting. The estimated value of our investment in this participating loan facility was estimated by our advisor based on its estimate of the final distribution to be received by us in the next one to two quarters, pursuant to the terms of the participating loan facility. The fair value and carrying value of our investment in the participating loan facility is $0.5 million and $0.5 million, respectively.

Non-controlling Interest

We have an ownership interest in five consolidated joint ventures as of September 30, 2019. As we consolidate these joint ventures, the entire amount of the underlying assets and liabilities of each joint venture is reflected at fair value in the corresponding line items of the estimated NAV per share determination. Given this and the October 31, 2019 appraisal date for the real estate, we also must consider the fair value of any non-controlling interest liability as of October 31, 2019. In determining this fair value, we considered the various profit participation thresholds in each of the joint ventures that must be measured in determining the fair value of our non-controlling interest liability. We used the real estate appraisals provided by Duff & Phelps and calculated the amount that the joint venture partners would receive in a hypothetical liquidation of the underlying real estate properties (including all current assets and liabilities) at their current appraised values and the payoff of any related debt at its fair value, based on the profit participation thresholds contained in the joint venture agreements. The estimated payment to the joint venture partners was then reflected as the non-controlling interest liability in our determination of our estimated NAV per share.

Notes Payable

The estimated values of the Company’s notes payable are equal to the GAAP fair values disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2019, but do not equal the book value of the loans in accordance with GAAP. Our advisor estimated the values of our notes payable using a discounted cash flow analysis. The discounted cash flow analysis was based on projected cash flow over the remaining loan terms, including extensions we expect to exercise, and management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral.

As of September 30, 2019, the GAAP fair value and the carrying value of our notes payable were $351.8 million and $347.5 million, respectively. The weighted-average discount rate applied to the future estimated debt payments, was approximately 4.56%. Our notes payable have a weighted-average remaining term of 1.9 years.

The table below illustrates the impact on our estimated NAV per share if the discount rates our advisor used to value our notes payable were adjusted by 25 basis points, assuming all other factors remain unchanged. Additionally, the table below illustrates the impact on our estimated NAV per share if these discount rates were adjusted by 5% in accordance with the IPA Valuation Guidelines, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated NAV per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Discount rate	$(0.04)	$0.04	$(0.03)	$0.03

Other Assets and Liabilities

The carrying values of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities, deferred financing costs, unamortized lease commissions and unamortized lease incentives, have been eliminated for the purpose of the valuation due to the fact that the value of those balances was already considered in the valuation of the related asset or liability. Our advisor has also excluded redeemable common stock as temporary equity does not represent a true liability to us and the shares that this amount represents are included in our total outstanding shares of common stock for purposes of determining our estimated NAV per share.

Limitations of Estimated NAV per Share

As mentioned above, we are providing this estimated NAV per share to assist broker dealers that participated in our initial public offering in meeting their customer account statement reporting obligations. This valuation was performed in accordance with the provisions of the IPA Valuation Guidelines. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NAV per share of our common stock and this difference could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to GAAP.

Accordingly, with respect to our estimated NAV per share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at our estimated NAV per share;

•	a stockholder would ultimately realize distributions per share equal to our estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	our shares of common stock would trade at our estimated NAV per share on a national securities exchange;

•	a third party would offer our estimated NAV per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;

•	another independent third-party appraiser or third-party valuation firm would agree with our estimated NAV per share; or

•	the methodology used to determine our estimated NAV per share would be acceptable to FINRA or for compliance with ERISA reporting requirements.

Further, the estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of September 30, 2019, after giving effect to the Adjustments. As of September 30, 2019, there were 17,934,013 and 12,255,327 shares of Class A and Class T common stock issued and outstanding, respectively. The value of our shares will fluctuate over time in response to developments related to the performance of individual assets in our portfolio, the management of those assets and in response to the real estate and finance markets. The estimated NAV per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated NAV per share does not take into account estimated disposition costs and fees for real estate properties that are not held for sale or under contract for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of debt. The estimated NAV per share does consider any participation or incentive fees that would be due to our advisor based on our aggregate net asset value, which would be payable in a hypothetical liquidation as of the valuation date in accordance with the terms of our advisory agreement. We currently expects to utilize our advisor and/or an independent valuation firm to update the estimated NAV per share no later than December 2020.

Historical Estimated NAV per Share

The historical reported estimated NAV per share of our common stock approved by our board of directors is set forth below:

Estimated NAV per Share	Effective Date of Valuation	Filing with the Securities and Exchange Commission
$9.65	December 6, 2018	Current Report on Form 8-K, filed December 11, 2018
$9.05	June 6, 2017	Current Report on Form 8-K, filed June 7, 2017

Distribution Information

We declare stock dividends and cash distributions when our board of directors determines we have sufficient cash flow from operations, investment activities and/or strategic financings. This policy reflects our focus on acquiring an investment portfolio with a total return profile that is composed of a combination of assets that have potential for long-term appreciation and/or stabilized cash flow from operations upon lease-up or other enhancement.

We currently expect our board of directors to authorize, declare and pay cash distributions on a monthly basis. We expect that we will fund these cash distributions from dividend, rental and other income on our investments. We may also utilize strategic refinancings to fund cash distributions for investments that have appreciated in value after our acquisition. Generally, our distribution policy is not to pay cash distributions from sources other than cash flow from operations, investment activities and strategic financings. However, we may fund cash distributions from any source and there are no limits to the amount of distributions that we may pay from any source, including proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or sponsors or from our advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may pay distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions.

As a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. At such time as we have assets that we have held for at least two years, we anticipate that we may authorize and declare distributions based on gains on asset sales, to the extent we close on the sale of one or more assets and the board of directors does not determine to reinvest the proceeds of such sales.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least    90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

We have not established a minimum distribution level, and our charter does not require that we pay distributions to our stockholders. Distributions declared during 2019 and 2018, aggregated by quarter, are as follows (dollars in thousands, except per share amounts):

	2019
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$1,206	$724	$724	$725	$3,379
Distributions Declared Per Class A Share	$0.040	$0.024	$0.024	$0.024	$0.112
Distributions Declared Per Class T Share	$0.040	$0.024	$0.024	$0.024	$0.112

	2018
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$1,082	$1,124	$1,349	$1,452	$5,007
Distributions Declared Per Class A Share	$0.047	$0.048	$0.048	$0.048	$0.191
Distributions Declared Per Class T Share	$0.024	$0.025	$0.041	$0.048	$0.138

The tax composition of our cash distributions paid during the years ended December 31, 2019 and 2018 was as follows:

	2019	2018
Ordinary Income	—%	—%
Return of Capital	100%	100%
Capital Gain	—%	—%

Total	100%	100%

Commencing March 2015, the Company’s board of directors has declared and issued stock dividends on shares of the Company’s common stock through December 31, 2019 as follows:

Year Ended December 31,	Amount Declared per Share Outstanding (1)	Total Shares Issued
2015	0.100000 shares	765,604
2016	0.035003 shares	513,723
2017	0.020004 shares	493,463
2018	0.018337 shares	584,377
2019	—	—

(1)

Amount declared per share outstanding includes one-time stock dividends, quarterly dividends and monthly dividends and assumes each share was issued and outstanding for the entire periods presented. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.

Stock dividends are non-taxable to stockholders at the time of issuance. During our offering stage and through November 2018, our board of directors declared stock dividends on a set monthly basis based on monthly record dates. We currently do not expect our board of directors to declare additional monthly stock dividends.

For more information with respect to our distributions paid, see Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Distributions.”

Unregistered Sales of Equity Securities

During the year ended December 31, 2019, we did not sell any equity securities that were not registered under the Securities Act of 1933. During the year ended December 31, 2018, we sold the following equity securities that were not registered under the Securities Act of 1933. On February 13, 2018, we issued 10,935 of Class A shares of common stock for $9.15 per share (or an aggregate purchase price of $0.1 million) to a business associate of Keith D. Hall and Peter McMillan III. The shares were issued in private transactions exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933. We did not pay selling commissions or dealer manager fees with respect to this sale. The purchase price reflects a $0.85 discount to the $10.00 per share offering price in our now-terminated initial public offering, reflecting that no selling commissions or dealer manager fees were paid on the sale.

Share Redemption Program

We have adopted a share redemption program that may enable stockholders to sell their shares to us in limited circumstances.

Pursuant to the share redemption program there are several limitations on our ability to redeem shares:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), we may not redeem shares until the stockholder has held the shares for one year.

•

During each calendar year, the share redemption program limits the number of shares we may redeem to those that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year. In 2020, the share redemption program also provides that in any calendar year, the last $0.5 million of net proceeds from the dividend reinvestment plan during the prior year is reserved exclusively for shares redeemed in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” with any excess funds being available to redeem shares not requested in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” during the December redemption date in the current year. We may, however, increase or decrease the funding available for the redemption of shares pursuant to the program upon ten business days’ notice to our stockholders.

•	During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to our share redemption program, redemptions made in connection with a stockholder’s death, qualifying disability, or determination of incompetence are made at a price per share equal to the most recent NAV per share as of the applicable redemption date. The price at which we redeem all other shares eligible for redemption is as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of our most recent estimated NAV per share as of the applicable redemption date; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of our most recent estimated NAV per share as of the applicable redemption date.

For purposes of determining the time period a redeeming stockholder has held each share, the time period begins as of the date the stockholder acquired the share; provided, that shares purchased by the redeeming stockholder pursuant to our dividend reinvestment plan and shares received as a stock dividend will be deemed to have been acquired on the same date as the initial share to which the dividend reinvestment plan shares or stock dividend shares relate. The date of the share’s original issuance by us is not determinative. In addition, as described above, the shares owned by a stockholder may be redeemed at different prices depending on how long the stockholder has held each share submitted for redemption.

We expect to update our estimated NAV per share annually.

The terms of our share redemption program with respect to redemptions sought upon a stockholder’s death, qualifying disability or determination of incompetence are as follows:

•	There is no one-year holding requirement;

•

Effective in January 2019, funds from our dividend reinvestment plan in an amount of $500,000 are reserved for redemption (during 2018, additional funds in an amount up to $500,000 were available for redemptions); and

•	The redemption price is the estimated NAV of the shares, as determined by our board of directors.

Upon a transfer of shares any pending redemption requests with respect to such transferred shares will be canceled as of the date we accept the transfer. Stockholders wishing to continue to have a redemption request related to any transferred shares considered by us must resubmit their redemption request.

Our board may amend, suspend or terminate the share redemption program upon 10 business days’ notice to stockholders. We also may increase or decrease the funding available for the redemption of shares pursuant to the share redemption program upon 10 business days’ notice to stockholders.

Effective beginning with the month of February 2020, we have suspended (a) redemptions requested under the share redemption program in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”, until we and POSOR I file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus for the proposed Merger, and (b) all other redemptions under the share redemption program until after the Merger closes.

During the year ended December 31, 2019, we fulfilled redemption requests and redeemed shares pursuant to the share redemption program as follows:

Month	Total Number of Shares Redeemed	Average Price Paid Per Share (1)	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2019	260,234	$9.50		(2)
February 2019	2,277	$—		(2)
March 2019	—	$—		(2)
April 2019	—	$—		(2)
May 2019	23,534	$9.65		(2)
June 2019	1,144	$9.65		(2)
July 2019	—	$—		(2)
August 2019	13,059	$9.65		(2)
September 2019	7,056	$9.65		(2)
October 2019	575	$9.65		(2)
November 2019	—	$—		(2)
December 2019	11,559	$10.11		(2)

	319,438

(1)

Pursuant to the program, as amended, we redeem shares at the purchase prices described above. Redemptions for January 2019 through November 2019 were processed based on our estimated NAV per share of $9.65 as established by our board of directors on December 6, 2018. December 2019 redemptions were processed based on our estimated NAV per share of $10.25 as established by our board of directors on December 17, 2019.

(2)

We limit the dollar value of shares that may be redeemed under the program as described above. During the year ended December 31, 2019, we redeemed $3.0 million of common stock. In January 2019, we exhausted all funds available for redemption of shares in 2019 in connection with redemption requests not made upon a stockholder’s death, “qualifying disability”, or determination of incompetence. As of December 31, 2019, we had $8.7 million outstanding and unfulfilled redemption requests representing 863,378 shares due to the limitations described above. We recorded $2.2 million of redeemable common stock payable on our balance sheet as of December 31, 2019, which represents the amount available to be redeemed in 2020 based on the net proceeds from the sale of shares under of distribution reinvestment plan as of December 31, 2019.

In addition to the redemptions under the share redemption program described above, during the year ended December 31, 2019, we repurchased 2,286 shares of our common stock at $8.89 per share for an aggregate price of approximately $20,000.

ITEM 6.	SELECTED FINANCIAL DATA

The following selected financial data as of December 31, 2019, 2018, 2017, 2016 and 2015 and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 should be read in conjunction with the accompanying consolidated financial statements and related notes thereto and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (in thousands, except share and per share amounts):

	As of December 31,
	2019	2018	2017	2016	2015
Balance sheet data
Total real estate and real estate-related investments, net	$503,617	$518,836	$533,940	$320,765	$113,345
Total assets	543,483	562,478	582,515	383,214	139,729
Total notes payable, net	325,995	326,543	328,351	208,581	60,836
Total liabilities	353,241	358,040	360,606	221,125	67,895
Redeemable common stock	—	—	2,611	2,121	1,092
Total equity	190,242	204,438	219,298	159,968	70,742

	For the Years Ended December 31,
	2019	2018	2017	2016	2015
Operating data
Total revenues	$68,741	$70,282	$51,968	$31,320	$17,025
Class A Common Stock:
Net loss attributable to common stockholders	(4,458)	(13,729)	(1,480)	(5,421)	(1,861)
Net loss per common share – basic and diluted	(0.25)	(0.77)	(0.09)	(0.41)	(0.25)
Class T Common Stock:
Net loss attributable to common stockholders	(3,041)	(9,779)	(1,792)	(1,069)	(195)
Net loss per common share – basic and diluted	(0.25)	(0.82)	(0.18)	(0.45)	(0.38)
Other data
Cash flows (used in) provided by operating activities	$(95)	$4,615	$8,829	$704	$434
Cash flows provided by (used in) investing activities	5,398	(20,042)	(203,399)	(221,728)	(69,467)
Cash flows (used in) provided by financing activities	(8,685)	7,232	182,497	242,784	80,598
Distributions declared	3,379	5,007	3,920	1,027	—
Distributions declared per common share – Class A	$0.112	$0.191	0.191	$0.202	$0.120
Distributions declared per common share – Class T	$0.112	$0.138	$0.098	$0.123	$—
Stock dividends declared per common share	—	0.018	0.020	0.035	0.100
Weighted-average number of common shares outstanding, basic and diluted – Class A	17,949,301	17,775,503	16,096,216	13,158,129	7,553,934
Weighted-average number of common shares outstanding, basic and diluted – Class T	12,241,271	11,864,178	9,797,325	2,377,436	509,329

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” above and our accompanying consolidated financial statements and the notes thereto. Also, see “Forward-Looking Statements” preceding Part I of this Annual Report on Form 10-K.

Overview

We were formed on February 6, 2013 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 2014. On July 3, 2013, we commenced a private placement offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), to offer a maximum of $105,000,000 of shares of common stock for sale to certain accredited investors, of which $5,000,000 of shares were offered pursuant to our dividend reinvestment plan. We ceased offering shares in our private offering on August 11, 2014. KBS Capital Markets Group LLC, an affiliate of our former advisor, served as the dealer manager of the offering pursuant to a dealer manager agreement and was responsible for marketing our shares in the offering.

On November 14, 2013, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to register for sale to the public a maximum of 180,000,000 shares of common stock, of which 80,000,000 shares were to be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on August 12, 2014 and we retained KBS Capital Markets Group LLC to serve as the dealer manager of the initial public offering pursuant to a dealer manager agreement. On February 11, 2016, we filed an amended registration statement on Form S-11 with the SEC to offer a second class of common stock designated as Class T shares and to designate our initially offered and outstanding common stock as Class A shares. Pursuant to the amended registration statement, we were offering to sell any combination of Class A and Class T shares in our primary offering and dividend reinvestment plan offering but in no event could we sell more than 180,000,000 of shares of our common stock pursuant to the offering. We commenced offering our Class T shares of our common stock for sale to the public on February 17, 2016. The dealer manager was responsible for marketing our shares in the initial public offering. We ceased offering shares of common stock in our initial public primary offering on July 31, 2018 and terminated our initial public primary offering on September 28, 2018. We continue to offer shares of common stock under our dividend reinvestment plan. In some states, we will need to renew the registration statement annually or file a new registration statement to continue our dividend reinvestment plan offering. We may terminate our dividend reinvestment plan offering at any time.

We have used substantially all of the net proceeds from our offerings to invest in and manage a portfolio of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate-related investments located in the United States and Europe. As of December 31, 2019, we had invested in two hotel properties, three office properties, one apartment building, two investments in an unconsolidated entities and an investment in real estate equity securities. Additionally, as of December 31, 2019, we had entered into a consolidated joint venture to develop one office/retail property.

We sold 11,977,758 and 11,537,701 shares of Class A and Class T common stock, respectively, for aggregate gross offering proceeds of $228.6 million in our initial public primary offering. As of December 31, 2019, we had sold 723,641 and 333,841 shares of Class A and Class T common stock, respectively, under our dividend reinvestment plan for aggregate gross offering proceeds of $9.8 million. Also as of December 31, 2019, we had redeemed 718,962 and 107,945 shares of Class A and Class T common stock, respectively, for $7.4 million.

We sold 3,619,851 shares of Class A common stock for gross offering proceeds of $32.2 million in our private offering. Additionally, on each of April 2, 2014 and July 31, 2014, we issued 120,106 shares of Class A common stock to an entity affiliated with two of our officers and affiliated directors for $1.0 million in separate private transactions exempt from the registration requirements of the Securities Act. On July 14, 2017 and February 13, 2018, we issued 214,175 shares and 10,935 shares, respectively, of Class A common stock to a business associate of two of our officers and affiliated directors for $2.0 million and $0.1 million, respectively, in a separate private transaction exempt from the registration requirements of the Securities Act.

We have no employees and KBS Capital Advisors LLC (“KBS Capital Advisors”) had served as our external advisor since commencement of the private offering. On October 31, 2019, KBS Capital Advisors ceased to serve as our advisor or have any advisory responsibility to us immediately following the filing of our Quarterly Report on Form 10-Q for the period ending September 30, 2019 with the SEC. On November 1, 2019, we entered into a new advisory agreement with Pacific Oak Capital Advisors, LLC (“Pacific Oak Capital Advisors”). The new advisory agreement is effective as of November 1, 2019 through November 1, 2020; however we may terminate the advisory agreement without cause or penalty upon providing 30 days’ written notice and Pacific Oak Capital Advisors may terminate the advisory agreement without cause or penalty upon providing 90 days’ written notice. The terms of the advisory agreement are consistent with those of the advisory agreement that was previously in effect with KBS Capital Advisor. As our advisor, Pacific Oak Capital Advisors manages our day-to-day operations and managed our portfolio of real estate properties and real estate-related investments. Pacific Oak Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf.

On February 19, 2020, we, Pacific Oak Strategic Opportunity REIT, Inc. (“POSOR I”), and Pacific Oak SOR II, LLC, an indirect subsidiary of POSOR I (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, we will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of POSOR I. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of our company shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of our common stock will be converted into the right to receive 0.9643 shares of POSOR I common stock. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. See “Proposed Merger” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

Market Outlook – Real Estate and Real Estate Finance Markets

Volatility in global financial markets and changing political environments can cause fluctuations in the performance of the U.S. commercial real estate markets. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in decreases in cash flows from investment properties. Increases in the cost of financing due to higher interest rates may cause difficulty in refinancing debt obligations prior to or at maturity or at terms as favorable as the terms of existing indebtedness. Further, increases in interest rates would increase the amount of our debt payments on our variable rate debt to the extent the interest rates on such debt are not limited by interest rate caps. Market conditions can change quickly, potentially negatively impacting the value of real estate investments. Management continuously reviews our investment and debt financing strategies to optimize our portfolio and the cost of our debt exposure. The recent global outbreak of COVID-19 (more commonly known as the Coronavirus) has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain.

Liquidity and Capital Resources

Our principal demand for funds during the short and long-term is and will be for the payment of operating expenses, capital expenditures and general and administrative expenses; payments under debt obligations;

redemptions of common stock; capital commitments and development expenses under our joint venture agreements; and payments of distributions to stockholders.

To date, we have had five primary sources of capital for meeting our cash requirements:

•	Proceeds from the primary portion of our initial public offering;

•	Proceeds from our dividend reinvestment plan;

•	Proceeds from the sale of real estate and the repayment of a real estate loan receivable;

•	Debt financings; and

•	Cash flow generated by our real estate investments.

We had sold 11,977,758 and 11,537,701 shares of Class A and Class T common stock, respectively, for aggregate gross offering proceeds of $228.6 million in our initial public offering. Additionally, we sold 3,619,851 shares of common stock in our private offering for gross offering proceeds of $32.2 million. We ceased offering shares of common stock in our initial public primary offering on July 31, 2018 and terminated our initial public primary offering on September 28, 2018.

To date, we have invested a significant amount of the proceeds from the primary public offering in real estate and do not anticipate making additional real estate acquisitions due to the termination of the primary portion of our initial public offering on July 31, 2018. We intend to use our cash on hand, cash flow generated by our real estate operations and proceeds from our dividend reinvestment plan as our primary sources of immediate and long-term liquidity.

As of December 31, 2019, we had invested in two hotel properties, three office properties, one apartment building, two investments in unconsolidated entities and an investment in real estate equity securities. Additionally, as of December 31, 2019, we had entered into a consolidated joint venture to develop one office/retail property.

Our office and apartment properties generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from office and apartment properties is primarily dependent upon the occupancy level of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2019, we owned three office properties that were 68% occupied and one apartment property that was 93% occupied.

Our hotel properties generate cash flow in the form of room, food, beverage and convention services, campground and other revenues, which are reduced by hotel expenses, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from our hotel properties are primarily dependent upon the occupancy levels of our hotels, the average daily rates and how well we manage our expenditures. The following table provides summary information regarding our hotel properties for the year ended December 31, 2019 and 2018:

Property	Number of Rooms	Percentage Occupied for the Year Ended		Average Daily Rate for the Year Ended		Average Revenue per Available Room for the Year Ended
		2019	2018	2019	2018	2019	2018
Springmaid Beach Resort	453	65.0%	60.6%	$138.06	$157.47	$89.80	$95.47
Q&C Hotel	196	73.3%	77.8%	$165.37	$158.92	$121.13	$123.69

Investments in real estate equity securities generate cash flow in the form of dividend income, which is reduced by asset management fees. As of December 31, 2019, we had an investment in real estate equity securities outstanding with a total book value of $9.9 million.

As of December 31, 2019, we had mortgage debt obligations in the aggregate principal amount of $329.6 million, with a weighted-average remaining term of 2.0 years. As of December 31, 2019, an aggregate amount of $47.2 million was available under our mortgage loans for future disbursements to be used for capital improvement costs, tenant improvement costs, leasing commissions and expenses and operating/interest shortfall, subject to certain terms and conditions contained in the loan documents.

We expect to use our capital resources to make certain payments to our advisor in connection with the management of our assets and costs incurred by our advisor in providing services to us. Our currently effective advisory agreement expires November 1, 2020 and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our conflicts committee.

Among the fees payable to our advisor is an asset management fee. We pay our advisor a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the cost of our investments and (ii) 2.0% of the sum of the cost of our investments, less any debt secured by or attributable to the investments. The cost of the real property investments is calculated as the amount paid or allocated to acquire the real property, including the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto (but excluding acquisition fees paid or payable our advisor). The cost of the loans and any investments other than real property is calculated as the lesser of (x) the amount actually paid or allocated to acquire or fund the loan or other investment, including fees and expenses related thereto (but excluding acquisition fees paid or payable to our advisor) and (y) the outstanding principal amount of such loan or other investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition fees paid or payable to our advisor) as of the time of calculation. In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment.

We elected to be taxed and to operate as a REIT beginning with our taxable year ended December 31, 2014. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Total operating expenses for the four fiscal quarters ended December 31, 2019 did not exceed the charter imposed limitation.

Cash Flows from Operating Activities

We commenced operations on September 4, 2014 in connection with our first investment. As of December 31, 2019, we had invested in two hotel properties, three office properties, one apartment building, two investments in unconsolidated entities and an investment in real estate equity securities. Additionally, as of December 31, 2019, we had entered into a consolidated joint venture to develop one office/retail property. During the year ended December 31, 2019, net cash used in operating activities was $0.1 million. We expect that our cash flows from operating activities will generally increase in future years as a result of leasing additional space that is currently unoccupied and owning real estate equity securities acquired during 2019 for an entire period.

Cash Flows from Investing Activities

Net cash provided by investing activities was $5.4 million for the year ended December 31, 2019 and primarily consisted of the following:

•	$17.7 million of disposition of real estate;

•	$14.1 million of improvements to real estate;

•	$5.1 million of distribution of capital from unconsolidated joint venture; and

•	$2.9 million of investment in an unconsolidated joint venture.

Cash Flows from Financing Activities

Net cash used in financing activities was $8.7 million for the year ended December 31, 2019 and primarily consisted of the following:

•

$2.4 million of net cash used in debt and other financings as a result of principal payments on notes payable of $179.4 million and payments of deferred financing costs of $3.2 million, partially offset by proceeds from notes payable of $180.2 million;

•	$3.0 million of cash used for redemptions of common stock;

•	$1.9 million of distributions to noncontrolling interest;

•	$1.4 million of net cash distributions, after giving effect to distributions reinvested by stockholders of $2.2 million;

•	$0.2 million of noncontrolling interest contributions; and

•	$0.2 million of principal payments on capital lease obligations.

In order to execute our investment strategy, we utilize secured debt and we may, to the extent available, utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. We expect our debt financing will be 60% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the Conflicts Committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2019, our borrowings and other liabilities were approximately 60% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2019 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	2020	2021-2022	2023-2024	Thereafter
Outstanding debt obligations (1)	$329,595	$79,931	$249,664	$—	$—
Interest payments on outstanding debt obligations (2)	28,048	13,076	14,972	—	—
Finance lease obligations	56,251	740	1,670	885	52,956

(1)	Amounts include principal payments only.
(2)

Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2019. We incurred interest expense of $18.0 million, excluding amortization of deferred financing costs of $1.8 million and unrealized loss on interest rate cap of $0.1 million for the year ended December 31, 2019.

Results of Operations

Overview

As of December 31, 2019, we had invested in two hotel properties, three office properties, one apartment building, an investment in real estate equity securities and we had entered into a consolidated joint venture to develop one office/retail property. We also invested in two investments in unconsolidated entities, with one investment acquired during the year ended December 31, 2019. We funded the acquisitions of these investments with proceeds from our terminated offerings and debt financing. Our results of operations for the year ended December 31, 2019 are not indicative of those in future periods as we expect that our revenue and expenses related to our portfolio will increase in future periods as the occupancies at our properties stabilize as discussed below. Our investment objectives include acquiring properties with significant possibilities for short-term capital appreciation, such as non-stabilized properties, properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties. As of December 31, 2019, the occupancy in our properties has not been stabilized. However, due to the amount of near-term lease expirations, we do not put significant emphasis on quarterly changes in occupancy (positive or negative) in the short run. Our underwriting and valuations are generally more sensitive to “terminal values” that may be realized upon the disposition of the assets in the portfolio and less sensitive to ongoing cash flows generated by the portfolio in the years leading up to an eventual sale. There are no guarantees that occupancies of our assets will increase, or that we will recognize a gain on the sale of our assets. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of leasing additional space and improving our properties but decrease due to disposition activity.

As of December 31, 2018, we had invested in two hotel properties, four office properties, one apartment building, an investment in real estate equity securities and we had entered into a consolidated joint venture to develop one office/retail property. We also invested in an investment in an unconsolidated entity. We funded the acquisitions of these investments with proceeds from our terminated offerings and debt financing.

Comparison of the year ended December 31, 2019 versus the year ended December 31, 2018

The following table provides summary information about our results of operations for the years ended December 31, 2019 and 2018 (dollar amounts in thousands):

	Years Ended December 31,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions/ Repayments (1)	$ Change Due to Investments Held Throughout Both Periods (2)
	2019	2018
Hotel revenues	$31,381	$32,666	$(1,285)	(4)%	$—	$(1,285)
Office revenues	28,830	29,941	(1,111)	(4)%	(215)	(896)
Apartment revenues	8,112	7,469	643	9%	—	643
Dividend income from real estate equity securities	418	196	222	113%	—	222
Interest income from real estate loan receivable	—	10	(10)	(100)%	(10)	—
Hotel expenses	22,770	22,907	(137)	(1)%	—	(137)
Office expenses	13,705	12,322	1,383	11%	(19)	1,402
Apartment expenses	3,554	3,779	(225)	(6)%	—	(225)
Asset management fees to affiliate	4,093	3,985	108	3%	(38)	146
General and administrative expenses	3,475	2,866	609	21%	n/a	n/a
Depreciation and amortization	20,236	20,405	(169)	(1)%	(109)	(60)
Interest expense	19,876	14,663	5,213	36%	(11)	5,224
Impairment charges on real estate	—	14,745	(14,745)	(100)%	—	(14,745)
Other interest income	305	367	(62)	(17)%	n/a	n/a
Equity in income of unconsolidated entity	2,800	339	2,461	726%	—	2,461
Gain (loss) on real estate equity securities	2,704	(1,924)	4,628	(241)%	4,628	—
Gain on sale of real estate	4,178	—	4,178	n/a	4,178	—

(1)

Represents the dollar amount increase (decrease) for the year ended December 31, 2019 compared to the year ended December 31, 2018 related to real estate and real estate-related investments acquired, repaid or disposed on or after January 1, 2018.

(2)

Represents the dollar amount increase (decrease) for the year ended December 31, 2019 compared to the year ended December 31, 2018 with respect to real estate and real estate-related investments owned by us during the entirety of both periods presented.

Hotel revenues decreased from $32.7 million for the year ended December 31, 2018 to $31.4 million for the year ended December 31, 2019 primarily due to a decrease in hotel room revenues collected as a result of a decrease in average daily rate at Springmaid Beach Resort and a decrease in occupancy at Q&C Hotel. The average daily rate at Springmaid Beach Resort decreased from $157.47 for the year ended December 31, 2018 to $138.06 for the year ended December 31, 2019. Springmaid Beach Resort occupancy increased from 60.6% for the year ended December 31, 2018 to 65.0% for the year ended December 31, 2019. Q&C Hotel occupancy decreased from 77.8% for the year ended December 31, 2018 to 73.3% for the year ended December 31, 2019. We expect hotel revenues to vary in future periods based on occupancy and room rates.

Office revenues decreased from $29.9 million for the year ended December 31, 2018 to $28.8 million for the year ended December 31, 2019 primarily due to a decrease in average occupancy to 68.3% for the year ended December 31, 2019 compared to 70% for the year ended December 31, 2018 and the disposition of 2200 Paseo

Verde. We expect office revenues to vary in future periods based on occupancy rates and rental rates of our office properties, but to decrease to the extent we dispose of properties.

Apartment revenues increased from $7.5 million for the year ended December 31, 2018 to $8.1 million for the year ended December 31, 2019 primarily due to overall increase in rent per unit. We expect apartment revenues to vary in future periods depending on occupancy rates and rental rates.

Dividend income from real estate equity securities increased from $0.2 million for the year ended December 31, 2018 to $0.4 million for the year ended December 31, 2019 due to the acquisition of real estate equity securities. We expect dividend income from real estate equity securities to vary in future periods as a result of declaration of dividends and to the extent we buy or sell any securities.

Hotel expenses remained consistent at $22.9 million for the years ended December 31, 2018 and 2019. Office expenses increased from $12.3 million for the year ended December 31, 2018 to $13.7 million for year ended December 31, 2019 primarily as a result of (i) approximately $1.2 million of 210 West 31st Street expenses incurred during the year ended December 31, 2019, which were previously capitalized to building and improvements prior to the development being placed on hold on October 1, 2018. We expect total expenses to vary in future periods based on occupancy rates.

Asset management fees to affiliate increased from $4.0 million for the year ended December 31, 2018 to $4.1 million for year ended December 31, 2019 primarily as a result of improvements made at our properties. We expect asset management fees to increase in future periods as a result of any improvements we make to our properties but to decrease to the extent we dispose of properties. Approximately $0.6 million of asset management fees incurred were payable as of December 31, 2019.

General and administrative expenses increased from $2.9 million for the year ended December 31, 2018 to $3.5 million for year ended December 31, 2019 primarily due to an increase in legal costs. We expect general and administrative expenses to fluctuate in future periods based on our legal expenses and investment and disposition activity.

Depreciation and amortization expenses decreased from $20.4 million for the year ended December 31, 2018 to $20.2 million for the year ended December 31, 2019 primarily due to disposition of 2200 Paseo Verde. We expect depreciation and amortization expenses to vary in future periods as a result of a decrease in amortization related to fully amortized tenant origination and absorption costs and increase as a result of improvements to real estate.

Interest expense increased from $14.7 million for the year ended December 31, 2018 to $19.9 million for the year ended December 31, 2019, primarily as a result of approximately $3.8 million of 210 West 31st Street interest expense incurred during the year ended December 31, 2019, which was previously capitalized to building and improvements prior to the development being placed on hold on October 1, 2018. Excluded from interest expense was $3.9 million of interest capitalized to building and improvements during the years ended December 31, 2018. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the availability and cost of debt financing. The increase in interest expense due to increases in LIBOR rates would be minimized somewhat to the extent rates are above the strike rates on our interest rate cap instruments.

During the year ended December 31, 2018, we recorded impairment charges in the aggregate of $14.7 million to write-down the carrying value of 210 West 31st Street, a development property located in New York, New York, to its estimated fair value of $54.9 million due to a change in the projected hold period and related decrease in projected cash flows. We purchased 210 West 31st Street for $48.0 million plus $1.8 million of closing costs. Since acquisition in December 2016, we have capitalized $6.8 million related to a finance lease asset, $3.8 million in development costs and $9.2 million of other certain costs such as financing costs, real estate taxes and insurance costs that have been capitalized to building and improvements.

During the year ended December 31, 2019, we recognized $2.8 million of equity income from unconsolidated entity as a result of the liquidation of the underlying portfolio related to our STAM investment.

Gain on real estate equity securities was $2.7 million during the year ended December 31, 2019, primarily as a result of a increase in share price of our investment in real estate equity securities. Loss on real estate equity securities was $1.9 million during the year ended December 31, 2018, primarily as a result of a decrease in share price of our investment in real estate equity securities We expect gain (loss) on real estate equity securities to fluctuate in future periods as a result of changes in the share price of our investment in real estate equity securities.

Gain on sale of real estate was $4.2 million for the year ended December 31, 2019, due to the disposition of 2200 Paseo Verde.

For a discussion of the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 8, 2019 and is incorporated herein by reference.

Funds from Operations, Modified Funds from Operations and Adjusted Modified Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. In addition, we elected the option to exclude mark-to-market changes in value recognized on equity securities in the calculation of FFO. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses (to the extent that such fees and expenses have been recorded as operating expenses); adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above- and below-market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Institute for Portfolio Alternatives (“IPA”) in November 2010 as interpreted by management. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.

In addition, our management uses an adjusted MFFO (“Adjusted MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. Adjusted MFFO provides adjustments to reduce MFFO related to operating expenses that are capitalized with respect to certain of our investments in undeveloped land.

We believe that MFFO and Adjusted MFFO are helpful as measures of ongoing operating performance because they exclude costs that management considers more reflective of investing activities and other non-operating items included in FFO. Management believes that excluding acquisition costs (to the extent that such costs have been recorded as operating expenses) from MFFO and Adjusted MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage. MFFO and Adjusted MFFO also exclude non-cash items such as straight-line rental revenue. Additionally, we believe that MFFO and Adjusted MFFO provide investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance. MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies. MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.

FFO, MFFO and Adjusted MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO, MFFO and Adjusted MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO, MFFO and Adjusted MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO, MFFO and Adjusted MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO, MFFO and Adjusted MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.

Although MFFO includes other adjustments, the exclusion of straight-line rent, the amortization of above- and below-market leases and mark-to-market adjustments included in net income are the most significant adjustments for the periods presented. We have excluded these items based on the following economic considerations:

•

Adjustments for straight-line rent. These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease. We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, while also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we expect to receive in a future period or rent that was received in a prior period;

•

Amortization of above- and below-market leases. Similar to depreciation and amortization of real estate assets and lease related costs that are excluded from FFO, GAAP implicitly assumes that the value of intangible lease assets and liabilities diminishes predictably over time and requires that these charges be recognized currently in revenue. Since market lease rates in the aggregate have historically risen or fallen with local market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate; and

•

Mark to Market adjustments included in net income. These are fair value adjustments to derivative instruments. We have excluded these adjustments in our calculation of MFFO to more appropriately reflect core operating performance.

Adjusted MFFO includes adjustments to reduce MFFO related to real estate taxes, property insurance and financing costs which are capitalized with respect to certain renovation projects. We have included adjustments for the costs incurred necessary to bring these investments to their intended use, as these costs are recurring operating costs that are capitalized in accordance with GAAP and not reflected in our net income (loss), FFO and MFFO.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculations of MFFO and Adjusted MFFO, for the years ended December 31, 2019, 2018 and 2017 (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Years Ended December 31,
	2019	2018	2017
Net loss attributable to common stockholders	$(7,499)	$(23,508)	$(3,272)
Depreciation of real estate assets	14,433	13,219	9,039
Amortization of lease-related costs	5,803	7,186	5,390
Gain on sale of real estate	(4,178)	—	—
Impairment charges on real estate	—	14,745	—
(Gain) loss on real estate equity securities	(2,704)	1,924	—
Adjustments for noncontrolling interests (1)	(985)	(3,302)	(758)
Adjustments for investment in unconsolidated entity (2)	(2,800)	(26)	—

FFO attributable to common stockholders (3)	2,070	10,238	10,399
Straight-line rent and amortization of above- and below-market leases	(3,221)	(4,845)	(2,802)
Loss on extinguishment of debt	105	—	—
Amortization of discounts and closing costs	—	—	(58)
Unrealized loss (gain) on derivative instruments	5	(124)	175
Adjustments for noncontrolling interests (1)	(25)	(22)	(21)

MFFO attributable to common stockholders (3)	(1,066)	5,247	7,693

Other capitalized operating expenses (4)	—	(998)	(641)
Casualty-related income, net (5)	87	—	(1,614)
Adjustments for noncontrolling interests – consolidated entity (1)	(9)	—	161

Adjusted MFFO attributable to common stockholders (3)	$(988)	$4,249	$5,599

(1)	Reflects adjustments to eliminate the noncontrolling interest holders’ share of the adjustments to convert our net income (loss) attributable to common stockholders to FFO, MFFO and Adjusted MFFO.
(2)

Reflects adjustments to add back our noncontrolling interest share of the adjustments to convert our net (loss) income attributable to common stockholders to FFO for our equity investment in an unconsolidated entity.

(3)	FFO, MFFO and Adjusted MFFO includes $5.8 million of business interruption insurance recovery for the year ended December 31, 2017.
(4)

Reflects real estate taxes, property insurance and financing costs that are capitalized with respect to certain renovation projects but excluding development projects. During the time in which we are incurring costs necessary to bring these investments to their intended use, certain financing costs are capitalized in accordance with GAAP and not reflected in our net loss, FFO and MFFO.

(5)

Reflects property damages and insurance recoveries related to the impact of Hurricane Matthew at the Springmaid Beach Resort. We exclude them from Adjusted MFFO to more appropriately present the ongoing operating perfor,mance of our real estate investments on a comparative basis. We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance.

FFO, MFFO and Adjusted MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, MFFO and Adjusted MFFO, such as tenant improvements, building improvements and deferred leasing costs. We expect FFO, MFFO and Adjusted MFFO to improve in future periods to the extent that we continue to lease up vacant space and acquire additional assets. We expect FFO, MFFO and Adjusted MFFO to increase as a result of stabilizing occupancies at our properties.

Organization and Offering Costs

Our organization and offering costs (other than selling commissions, dealer manager fees and the stockholder servicing fee) were paid by our advisor, the dealer manager or their affiliates on our behalf or paid directly by us. These offering costs include all expenses incurred in connection with our offerings. Organization costs include all expenses incurred in connection with our formation, including but not limited to legal fees and other costs to incorporate.

We recorded $1.0 million of offering costs (other than selling commissions and dealer manager fees) related to our private offering, all of which were initially paid by our advisor or its affiliates on our behalf and subsequently reimbursed by us. In addition, we paid $1.9 million in selling commissions and dealer manager fees related to our private offering.

During our initial public offering, pursuant to the advisory agreement and dealer manager agreement, we were obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of us, provided that no reimbursements made by us to our advisor or the dealer manager could cause total organization and offering expenses incurred by us in connection with our initial public offering (including selling commissions, dealer manager fees and the stockholder servicing fees) to exceed 15% of the aggregate gross proceeds from our initial public offering as of the date of reimbursement. In addition, our advisor and its affiliates reimbursed us to the extent that the organization and other offering expenses (which exclude selling commissions, dealer manager fees and stockholder servicing fees) paid directly or reimbursed by us in connection with the primary portion of our initial public offering, regardless of when incurred, exceeded 1.0% of gross offering proceeds from the primary portion of our initial public offering. Our advisor and its affiliates are responsible for any organization and other offering expenses related to the primary portion of our initial public offering to the extent they exceed 1.0% of gross proceeds from the primary portion of the public offering as of the termination of the primary portion of our initial public offering.

Through December 31, 2019, our advisor and its affiliates had incurred organization and other offering costs (which exclude selling commissions dealer manager fees and stockholder servicing fees) on our behalf in connection with our initial public offering of approximately $11.4 million. As of December 31, 2019, we had recorded $16.4 million in selling commissions and dealer manager fees and $1.7 million of stockholder servicing fees. As of December 31, 2019, we had recorded $2.8 million of other organization and offering expenses, which amounts represent our maximum liability for organization and other offering costs as of December 31, 2019 based on the 1.0% limitation described above.

Distributions

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

From time to time during our operational stage we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from debt financing. Distributions declared, distributions paid and cash flow provided by operations during 2019 were as follows (in thousands, except per share amounts):

	Distributions Declared (1)	Distributions Declared Per Class A Share (1)(2)	Distributions Declared Per Class T Share (1)(2)	Distributions Paid (3)			Cash Flows (Used in) Provided by Operations
Period				Cash	Reinvested	Total
First Quarter 2019	$1,206	$0.040	$0.040	$550	$899	$1,449	$(3,111)
Second Quarter 2019	724	0.024	0.024	276	448	724	2,899
Third Quarter 2019	724	0.024	0.024	285	439	724	2,065
Fourth Quarter 2019	725	0.024	0.024	292	432	724	(1,948)

	$3,379	$0.112	$0.112	$1,403	$2,218	$3,621	$(95)

(1)

Distributions for the period from January 2019 through February 2019 were based on monthly record dates and were calculated at a rate of $0.01598333 per share per month. Distributions for March 2019 through December 2019 were based on the monthly record date and were calculated at a rate of $0.00799167 per share on the outstanding shares of all classes of its common stock as of monthly record dates.

(2)	Assumes share was issued and outstanding each day that was a record date for distributions during the period presented.
(3)	Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid on or about the first business day of the following month.

For the year ended December 31, 2019, we paid aggregate distributions of $3.6 million, including $1.4 million distributions paid in cash and $2.2 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the year ended December 31, 2019 was $7.5 million and cash flow used in operations was $0.1 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $3.6 million of prior period cash flow from operating activities in excess of distributions paid. For purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments.

To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Going forward we expect our board of directors to continue to authorize and declare monthly cash distributions. Cash distributions will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. Our board of directors has not pre-established a percentage rate of return for cash distributions to stockholders. We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

We expect that we will fund these cash distributions from rental and other income on our real property investments and dividend income from real estate equity securities. We may also utilize strategic refinancings to fund cash distributions for investments that have appreciated in value after our acquisition. Generally, our distribution policy is not to pay cash distributions from sources other than cash flow from operations, investment activities and strategic financings. However, we may fund cash distributions from any source and there are no limits to the amount of distributions that we may pay from any source, including proceeds from our public offering or the proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or sponsors or from our advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our net income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement. In such an event, we would look first to other third party borrowings to fund these distributions.

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Effective January 1, 2018, we adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”), using the modified retrospective approach, which requires a cumulative effect adjustment as of the date of our adoption. Under the modified retrospective approach, an entity may also elect to apply this standard to either (i) all contracts as of January 1, 2018 or (ii) only to contracts that were not completed as of January 1, 2018. A completed contract is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP that was in effect before the date of initial application. We elected to apply this standard only to contracts that were not completed as of January 1, 2018.

Based on our evaluation of contracts within the scope of ASU No. 2014-09, revenue that is impacted by ASU No. 2014-09 includes revenue generated by other operating income and tenant reimbursements for substantial services earned at our office properties and hotel revenues. The recognition of such revenue will occur when the services are provided and the performance obligations are satisfied.

Hotel Revenue

We recognize revenue for hotels as hotel revenue when earned. Revenues are recorded net of any sales or occupancy tax collected from our guests. Additionally, some of our hotel rooms are booked through independent internet travel intermediaries. If the guest pays the independent internet travel intermediary directly, revenue for the room is booked by us at the price we sold the room to the independent internet travel intermediary, less any discount or commission paid. If the guest pays us directly, revenue for the room is booked by us on a gross basis. We participate in frequent guest programs sponsored by the brand owners of our hotels and we expense the charges associated with those programs, as incurred. Hotel operating revenues are disaggregated in the real estate footnote into the categories of rooms revenue, food, beverage and convention services revenue, campground revenue and other revenue to demonstrate how economic factors affect the nature, amount, timing, and uncertainty of revenue and cash flows.

Room revenue is generated through contracts with customers whereby the customer agrees to pay a daily rate for the right to use a hotel room. Our contract performance obligations are fulfilled at the end of the day that the customer is provided the room and revenue is recognized daily at the contract rate. Payment from the customer is secured at the end of the contract upon check-out by the customer from our hotel. We record contract liabilities in the form of advanced deposits when a customer or group of customers provides a deposit for a future stay at our hotels. Advanced deposits for room revenue are included in the balance of other liabilities on the consolidated balance sheet. Advanced deposits are recognized as revenue at the time of the guest’s stay. We note no significant judgments regarding the recognition of rooms revenue.

Food, beverage and convention revenue is generated through contracts with customers whereby the customer agrees to pay a contract rate for restaurant dining services or convention services. Our contract performance obligations are fulfilled at the time that the meal is provided to the customer or when the convention facilities and related dining amenities are provided to the customer. We recognize food and beverage revenue upon the fulfillment of the contract with the customer. We record contract liabilities in the form of advanced deposits when a customer or group of customers provides a deposit for a future banquet event at our hotels. Advanced deposits for food and beverage revenue are included in the balance of other liabilities on the consolidated balance sheet. Advanced deposits for banquet services are recognized as revenue following the completion of the banquet services. We note no significant judgments regarding the recognition of food and beverage revenue.

Campground revenue is recognized on a straight-line basis over the term of the lease when collectability is reasonably assured.

Office and Apartment Revenues

We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and will record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we will determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that can be taken in the form of cash or a credit against the tenant’s rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

We lease apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. We recognize rental revenue, net of concessions, on a straight-line basis over the term of the lease, when collectibility is reasonably assured.

We make estimates of the collectibility of our tenant receivables related to base rents, including deferred rent, expense reimbursements and other revenue or income. We will specifically analyze accounts receivable, deferred rents receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Real Estate Equity Securities

Our real estate equity securities are carried at their estimated fair value based on quoted market prices for the security. Transaction costs that are directly attributable to the acquisition of real estate equity securities are capitalized to its cost basis. Upon adoption of ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU No. 2016-01”) on January 1, 2018, unrealized gains and losses on real estate equity securities are recognized in earnings.

Dividend income from real estate equity securities is recognized on an accrual basis based on eligible shares as of the ex-dividend date.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs will include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements will be capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Land	N/A
Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods
Real estate subsidies & tax abatements	Remaining term of agreement
Furniture, fixtures & equipment	3-12 years

Real Estate Acquisition Valuation

As a result of our adoption of ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, acquisitions of real estate beginning January 1, 2017 could qualify as asset acquisitions (as opposed to business combinations). We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination or an asset acquisition. If substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. For purposes of this test, land and buildings can be combined along with the intangible assets for any in-place leases and accordingly, most acquisitions of investment properties would not meet the definition of a business and would be accounted for as an asset acquisition. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

Intangible assets include the value of in place leases, which represents the estimated value of the net cash flows of the in place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease up. Acquired in place lease values are amortized to expense over the average remaining non-cancelable terms of the respective in place leases, including any below-market renewal periods. Intangible assets also include the estimated value of subsidy receipts for apartments, which are recorded at a discounted present value based on estimated collectibility and are amortized on a straight-line basis over the period the amounts are expected to be collected.

We assess the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows will be based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining non-cancelable term of the leases.

Subsequent to the acquisition of a property, we may incur and capitalize costs necessary to get the property ready for its intended use. During that time, certain costs such as legal fees, real estate taxes and insurance and financing costs are also capitalized.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment.

Impairment of Real Estate and Related Intangible Assets and Liabilities

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.

Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of our real estate and related intangible assets and liabilities and an overstatement of our net income.

Construction in Progress

Direct investments in undeveloped land or development properties without leases in place at the time of acquisition are accounted for as an asset acquisition and not as a business combination. Acquisition fees and expenses are capitalized into the cost basis of an asset acquisition. Additionally, during the time in which we are incurring costs necessary to bring these investments to their intended use, certain costs such as legal fees, real estate taxes and insurance and financing costs are also capitalized. Once construction in progress is substantially completed, the amounts capitalized to construction in progress are transferred to land and buildings and improvements and are depreciated over their respective useful lives.

Derivative Instruments

We enter into derivative instruments for risk management purposes to hedge our exposure to cash flow variability caused by changing interest rates on our variable rate notes payable. We record these derivative instruments at fair value on the accompanying consolidated balance sheets. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as a component of interest expense on the accompanying consolidated statements of operations. Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) on the accompanying consolidated statements of comprehensive income (loss) and consolidated statements of equity.

With respect to derivative instruments designated as a hedge, we will formally document all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions or recognized obligations on the consolidated balance sheets. We also assess and document, both at the hedging instrument’s inception and on a quarterly basis thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the respective hedged items. When we determine that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, we discontinue hedge accounting prospectively and reclassify amounts recorded in accumulated other comprehensive income (loss) to earnings.

The termination of a cash flow hedge prior to the maturity date may result in a net derivative instrument gain or loss that continues to be reported in accumulated other comprehensive income (loss) and is reclassified into earnings over the period of the original forecasted hedged transaction (i.e., LIBOR based debt service payments) unless it is probable that the original forecasted hedged transaction will not occur by the end of the originally specified time period (as documented at the inception of the hedging relationship) or within an additional two-month period of time thereafter. If it is probable that the hedged forecasted transaction will not occur either by the end of the originally specified time period or within the additional two-month period of time, that derivative instrument gain or loss reported in accumulated other comprehensive income (loss) shall be reclassified into earnings immediately.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other non-financial and financial assets at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we will utilize quoted market prices from an independent source to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we will measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid ask spread or significant increase in the bid ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal to principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT.

Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued.

Cash Distributions Paid

On January 2, 2020, we paid distributions of $0.2 million related to a monthly distribution in the amount of $0.00799167 per share on the outstanding shares of all classes of our common stock as of December 19, 2019.

Proposed Merger

On February 19, 2020, we, Pacific Oak Strategic Opportunity REIT, Inc. (“POSOR I”), and Pacific Oak SOR II, LLC, an indirect subsidiary of POSOR I (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, we will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of POSOR I. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of our company shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of our common stock will be converted into the right to receive 0.9643 shares of POSOR I common stock. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. See “Proposed Merger” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

COVID-19

The recent global outbreak of COVID-19 (more commonly known as the Coronavirus) has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain. Customers and potential customers of the properties we own could be adversely affected by the disruption to business caused by the global outbreak of the Coronavirus. This could lead to similar negative impacts on our business.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the financing of our real estate investment portfolio and operations. We are also exposed to the effects of foreign currency changes in the Euro with respect to our €2.1 million participating loan facility. Foreign currency exchange rate risk is the possibility that our financial results could be better or worse than planned because of changes in foreign currency exchange rates. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes and foreign currency changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We may manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

The table below summarizes the outstanding principal balance and the weighted average interest rates for our notes payable for each category as of December 31, 2019 based on the maturity dates and the notional amount and average interest strike rates of our derivative instrument as of December 31, 2019 based on maturity date (dollars in thousands):

	Maturity Date						Total Value or Notional Amount
	2020	2021	2022	2023	2024	Thereafter		Fair Value
Assets
Derivative instruments
Interest rate caps, notional amount	$34,125	$142,950	$—	$—	$—	$—	$177,075	$—
Average interest strike rate (1)	3.0%	3.7%	—	—	—	—	3.6%
Liabilities
Notes Payable, principal outstanding
Variable rate	$78,208	$73,862	$177,525	$—	$—	$—	$329,595	$330,687
Average interest rate (2)	4.5%	3.9%	4.3%	—	—	—	4.3%

(1)	The average interest strike rate represents the weighted-average cap on one-month LIBOR on the applicable notional amounts.
(2)

Average interest rate is the weighted-average interest rate. Weighted-average interest rate as of December 31, 2019 is calculated as the actual interest rate in effect at December 31, 2019 (consisting of the contractual interest rate), using interest rate indices at December 31, 2019, where applicable.

Movements in interest rates on variable rate debt would change our future earnings and cash flows, but would not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. As of December 31, 2019, we were exposed to market risks related to fluctuations in interest rates on $329.6 million of variable rate debt outstanding. As of December 31, 2019, we have also entered into four interest rate cap agreements with an aggregate notional value of $177.1 million, which effectively cap one-month LIBOR at a range of 3.00%-4.00%. The weighted-average remaining term of the interest rate caps is 1.5 years. Based on interest rates as of December 31, 2019, if interest rates were 100 basis points higher or lower during the 12 months ending December 31, 2019, interest expense on our variable rate debt would increase or decrease, respectively, by $3.3 million and $3.3 million, respectively.

The weighted-average interest rate of our variable rate debt as of December 31, 2019 was 4.3%. The weighted-average interest rate represents the actual interest rate in effect as of December 31, 2019 (consisting of the contractual interest rate and the effect of interest rate caps, if applicable), using interest rate indices as of December 31, 2019 where applicable.

We are exposed to financial market risk with respect to our real estate equity securities. Financial market risk is the risk that we will incur economic losses due to adverse changes in our real estate equity security prices. Our exposure to changes in real estate equity security prices is a result of our investment in these types of securities. Market prices are subject to fluctuation and, therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a real estate equity security may result from any number of factors, including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates and general market conditions. In addition, amounts realized in the sale of a particular security may be affected by the relative quantity of the real estate equity security being sold. We do not currently engage in derivative or other hedging transactions to manage our real estate equity security price risk. As of December 31, 2019, we owned real estate equity securities with a book value of $9.9 million. Based solely on the prices of real estate equity securities as of December 31, 2019, if prices were to increase or decrease by 10%, our net income would increase or decrease, respectively, by approximately $1.0 million.

For a discussion of the interest rate risks related to the current capital and credit markets, see Part I, Item 1A, “Risk Factors.”

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements at page F-1 of this Annual Report on Form 10-K.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

In connection with the preparation of our Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on its assessment, our management believes that, as of December 31, 2019, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control over Financial Reporting

On November 1, 2019, we entered into an advisory agreement with a new external advisor, Pacific Oak Capital Advisors, LLC, and as a result, all processes have been affected by this change. In most cases, the accounting functions are the same but performed by new personnel. Effective November 1, 2019, Michael A. Bender was appointed to serve as our Executive Vice President, Treasurer, Secretary and Chief Financial Officer-Elect and on November 8, 2019 became Chief Financial Officer. The new external advisor has transitioned most accounting functions to a service provider during our last fiscal quarter, and this resulted in a change to our processes and control environment. There were no other changes to our internal control over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.	OTHER INFORMATION

As of the year ended December 31, 2019, all items required to be disclosed under Form 8-K were reported under Form 8-K.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have provided below certain information about our executive officers and directors.

Name	Position(s)	Age*
Keith D. Hall	Chief Executive Officer and Director	60
Peter McMillan III	Chairman of the Board, President and Director	61
Michael A. Bender	Chief Financial Officer, Treasurer and Secretary	60
John P. Joliet	Independent Director	50
Laurent Degryse	Independent Director	53
Kenneth G. Yee	Independent Director	60

*	As of March 1, 2020.

Keith D. Hall is our Chief Executive Officer and one of our directors, positions he has held since February 2013 and October 2008, respectively. He is also the Chief Executive Officer and a director of Pacific Oak Strategic Opportunity REIT, positions he has held since December 2008 and October 2008, respectively. He is a former Executive Vice President of KBS REIT II, KBS REIT III and KBS Growth & Income REIT. Mr. Hall was Executive Vice President of KBS Real Estate Investment Trust, Inc (“KBS REIT I”) from June 2005 until its liquidation in December 2018. Mr. Hall owns and controls a 50% interest in Pacific Oak Holding, which is the sole owner of our current advisor. Mr. Hall also owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our former advisor (KBS Capital Advisors) and our former dealer manager (KBS Capital Markets Group). KBS Holdings is a sponsor of our company, and is or was a sponsor of KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), Pacific Oak Strategic Opportunity REIT and KBS Growth & Income REIT, which were formed in 2008, 2005, 2007, 2009, 2009, 2008 and 2015, respectively. Mr. Hall is also a member of the investment committee formed by our advisor to evaluate and recommend new investment opportunities for us.

Mr. Hall is affiliated with Willowbrook Capital Group, LLC, an asset management company. Mr. Hall is also a founder of Pacific Oak Capital Group, a real estate asset management company formed in 2018, and its family of companies. Prior to commencing his affiliation with Willowbrook in 2000, Mr. Hall was a Managing Director at CS First Boston, where he managed the distribution strategy and business development for the Principal Transaction Group’s $18.0 billion real estate securities portfolio. Mr. Hall’s two primary business unit responsibilities were Mezzanine Lending and Commercial Real Estate Development. Before joining CS First Boston in 1996, he served as a Director in the Real Estate Products Group at Nomura Securities, with responsibility for the company’s $6.0 billion annual pipeline of fixed-income, commercial mortgage-backed securities. During the 1980s, Mr. Hall was a Senior Vice President in the High Yield Department of Drexel Burnham Lambert’s Beverly Hills office, where he was responsible for distribution of the group’s high-yield real estate securities. Mr. Hall received a Bachelor of Arts Degree with honors in Finance from California State University, Sacramento.

Our board of directors has concluded that Mr. Hall is qualified to serve as one of our directors for reasons including his expertise in the real estate finance markets and his expertise with real estate-related investments. With over 30 years of experience investing in and managing real estate-related investments, Mr. Hall has the depth and breadth of experience to implement our business strategy. As an executive officer and principal of our advisor, Mr. Hall is able to direct the board of directors to the critical issues facing our company.

Peter McMillan III is our President, the Chairman of the Board and one of our directors, positions he has held since February 2013. He is also President, Chairman of the Board and a director of Pacific Oak Strategic

Opportunity REIT, positions he has held since December 2008. Mr. McMillan has previously served as an Executive Vice President, the Treasurer and Secretary and a director of KBS Growth & Income REIT and KBS REIT III. From June 2005 until its liquidation in December 2018, Mr. McMillan was Executive Vice President, Treasurer, Secretary and a director of KBS REIT I. From August 2007 through August 2018 he served as Executive Vice President, Treasurer and Secretary of KBS REIT II and from August 2007 through February 2019 he was also a director of KBS REIT II. From August 2009 until its liquidation in December 2018, Mr. McMillan was Executive Vice President of KBS Legacy Partners Apartment REIT. Mr. McMillan owns and controls a 50% interest in Pacific Oak Holding, which is the sole owner of our current advisor. Mr. McMillan also owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our former advisor (KBS Capital Advisors) and our former dealer manager (KBS Capital Markets Group). KBS Holdings is a sponsor of our company, and is or was a sponsor of KBS REIT I, KBS REIT II, KBS REIT III, Pacific Oak Strategic Opportunity REIT II, KBS Legacy Partners Apartment REIT and KBS Growth & Income REIT, which were formed in 2008, 2005, 2007, 2009, 2009, 2013 and 2015, respectively. Mr. McMillan is also a member of the investment committee formed by our advisor to evaluate and authorize new investment opportunities for us.

Mr. McMillan is a Partner and co-owner of Temescal Canyon Partners LP, an investment advisor formed in 2013 to manage a multi-strategy hedge fund on behalf of investors. Mr. McMillan is also a founder of Pacific Oak Capital Group, a real estate asset management company formed in 2018, and its family of companies. Mr. McMillan is also a co-founder and the Managing Partner of Willowbrook Capital Group, LLC, an asset management company. In addition, since November 2017, Mr. McMillan has served as Chairman and a director for Keppel Pacific Oak-US REIT Management Pte. Ltd., which is the Manager of Keppel Pacific Oak US REIT. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company’s $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a member of the board of directors of TCW Funds, Inc. and TCW Strategic Income Fund, Inc., and is a member of the board of trustees of Metropolitan West Funds.

Our board of directors has concluded that Mr. McMillan is qualified to serve as one of our directors and the Chairman of the Board for reasons including his expertise in real estate finance and with real estate-related investments. With over 30 years of experience investing in and managing real estate-related debt investments, Mr. McMillan offers insights and perspective with respect to our real estate-related investment portfolio as well as our real estate portfolio. As one of our executive officers and a principal of our advisor, Mr. McMillan is also able to direct our board of directors to the critical issues facing our company. Further, his experiences as a director of Pacific Oak Strategic Opportunity REIT II, TCW Mutual Funds, and Metropolitan West Funds and as a former director of KBS REIT I, KBS REIT II, KBS REIT III, KBS Growth & Income REIT, TCW Alternative Funds and Steinway Musical Instruments, Inc. provide him with an understanding of the requirements of serving on a public company board and qualify him to serve as the chairman of our board of directors.

Michael A. Bender has served as our Executive Vice President, Chief Financial Officer, Treasurer and Secretary since November 2019. Mr. Bender has also served in the same roles for Pacific Oak Strategic Opportunity REIT since November 2019. Mr. Bender has served as Chief Financial Officer of Pacific Oak Capital Advisors since July 2019. Prior to joining our advisor in 2019, Mr. Bender was self-employed as a private consultant primarily engaged in commercial real estate finance from January 2017 to July 2019. From January 2016 to January 2017, Mr. Bender served as Chief Financial Officer for Kamal Osman Janjoom Group LLC, a Dubai-based retail company focused in the Middle East, where he was responsible for all aspects of accounting, reporting, control, corporate finance and treasury. From October 2007 to January 2016, Mr. Bender was Chief Financial Officer and Chief Accounting Officer for Spirit Realty Capital, Inc., a NYSE-traded commercial property REIT. During his eight years at Spirit Realty Capital, Mr. Bender was in charge of accounting, reporting, control, corporate finance and treasury.

Before joining Spirit Realty Capital, Inc. in 2007, Mr. Bender held positions including Assistant Corporate Controller for Allied Waste, Inc., Vice President of Global External Reporting for American Express Corporation, Chief Financial Officer for FINOVA Realty Capital and senior manager for Deloitte & Touche, LLP. Mr. Bender earned a Bachelor of Science Degree in Accounting and a Master of Business Administration from Arizona State University. He is a Certified Public Accountant.

John P. Joliet is one of our independent directors, a position he has held since August 2017. He has been a Partner at American Discovery Capital, an independent merchant banking firm focused on principal investments in leading family-owned and middle-market companies in selected high-growth sectors, since he founded the company in 2016. Prior to founding American Discovery Capital Mr. Joliet was a Partner and Managing Director at Moelis & Company where he was responsible for leading the firm’s global investment banking activities in the Enterprise Software sector. Prior to joining Moelis &Co., Mr. Joliet spent ten years at UBS Investment Bank where he was a Managing Director and Global Head of Software Investment Banking, as well as the Head of the Los Angeles office. Mr. Joliet began his investment banking career with Donaldson, Lufkin & Jenrette (“DLJ”), and remained with DLJ until its sale to Credit Suisse in 2000. Before he began his investment banking career, Mr. Joliet spent four years as a consultant with Coopers & Lybrand in Boston, London UK, and Chicago, and was licensed as a Certified Public Accountant.

Mr. Joliet studied at the University of Pennsylvania’s Wharton School and the Ross School of Business at the University of Michigan,where he earned a Bachelor of Business Administration. He earned a Master of Business Administration, with honors, from the University of Chicago’s Booth School of Business.

Our board of directors has concluded that Mr. Joliet is qualified to serve as one of our independent directors for reasons including his nearly 25 years as an investment banker and corporate finance consultant. With his strong back ground in mergers and acquisitions and capital markets, he is well-positioned to advise the board with respect to strategic alternatives.

Laurent Degryse is one of our independent directors, a position he has held since April 2014. Mr. Degryse has been involved in the real estate development industry for over 20 years with a focus on real estate activities in Belgium. For the past five years he has been self-employed and engaged in real estate development and venture capital activities. In 2002, Mr. Degryse founded Urbis Development, a real estate development company located in Luxembourg, and served as its Managing Director until, in 2008, it created a joint venture with another real estate company, Herpain SA, and became Herpain Urbis.

From December 2007 through December 2015, he has served as the Managing Director of Hunza Ventures and Managing Partner of Hunza Management, affiliated venture capital companies based in Luxemburg that invest in technology and life science projects. In connection with his position at Hunza Ventures, he serves as a member of the supervisory board of Hunza Ventures II SCA SICAR, a fund raised by Hunza Ventures that is investing and raising capital for venture investments; and from December 2007 through June 2012 he served as a member of the supervisory board of Hunza Ventures SCA SPF, a fund that raised and fully invested €15 million in 14 venture investments. Mr. Degryse also manages his own portfolio of investments in Europe, Asia and the United States.

In addition, Mr. Degryse has served as the chairman of the board of SoftKinetic International SA from 2008 to 2015. He was a director of Herpain Urbis Retail (from 2008 to 2015) and a director of Herpain Urbis (from 2007 to 2013) and Herpain Enterprise (from 2008 to 2013). Herpain Urbis Retail, Herpain Urbis and Herpain Enterprise are related companies with expertise in real estate development and construction for office, residential and commercial real estate in Belgium. In addition, from March 2007 through March 2012 he served as a member of the supervisory board of Urbis SCA. Mr. Degryse was a member of the board of trustees and member of the finance and the audit committee of MOCA, the Museum of Contemporary Art in Los Angeles, California. Mr. Degryse is a graduate of the Solvay Business School at the University of Brussels, Belgium where he received a Master in Business Engineering.

Our board of directors has concluded that Mr. Degryse is qualified to serve as one of our independent directors for reasons including his expertise in the real estate development business. With over 20 years of experience in the real estate industry, with a particular focus on investments in Belgium, Mr. Degryse offers insights and perspective with respect to our investment portfolio and our focus on European investment opportunities.

Kenneth G. Yee is one of our independent directors and is the Chairman of the Audit Committee, positions he has held since April 2017 and May 2017, respectively. He is also an independent director and Chairman of the Audit Committee of Pacific Oak Strategic Opportunity REIT, positions he has held since April 2017 and May 2017, respectively. Since 2000, Mr. Yee has been the President and Chief Executive Officer of Ridgecrest Capital, Inc., a real estate financial advisory services and structured finance firm. Mr. Yee previously served in the same positions for Ridgecrest Capital, Inc. from 1992 to 1997. From 2007 to June 2011, Mr. Yee was also the managing director of Cappello Capital Corp., where he was responsible for sourcing, evaluating, structuring and placing transactions relating to domestic and international real estate equity and debt, and small and middle market corporate capital raising and mergers and acquisitions. Mr. Yee served as Senior Vice President of Acquisitions for Imperial Credit Commercial Mortgage Investment Corp from 1998 to 1999. From 1990 to 1991, Mr. Yee served as Vice President and Controller for Secured Capital Corp. (now known as Eastdil Secured LLC, formerly a division of Wells Fargo), a real estate advisory and investment banking firm. Prior to that, he was a Vice President at Drexel Burnham Lambert from 1987 to 1990. From 1986 to 1987, Mr. Yee was an associate consultant for Kenneth Leventhal & Company, a real estate consulting and public accounting firm. Mr. Yee was a financial analyst with Deseret Pacific Mortgage from 1985 to 1986 and he was a senior accountant with Ernst & Whinney, a public accounting firm, from 1982 to 1985.

Mr. Yee received Bachelor of Science in Business Administration, Master of Business Administration and Master of Business Taxation degrees from the University of Southern California. He also received a Master of Science in Real Estate Development degree from the Massachusetts Institute of Technology and a Juris Doctor degree from the University of California, Los Angeles. Mr. Yee is a Chartered Financial Analyst, a Certified Public Accountant, a licensed attorney and a licensed real estate broker.

Our board of directors has concluded that Mr. Yee is qualified to serve as one of our independent directors for reasons including his expertise with respect to real estate equity and debt transactions and accounting matters. With more than 25 years of experience with real estate equity and debt transactions, Mr. Yee is well-positioned to advise the board with respect to potential investment opportunities and investment management. In addition, with over 30 years of experience as a Certified Public Accountant, Mr. Yee provides our board of directors with substantial expertise regarding real estate accounting and financial reporting matters

The Audit Committee

Our board of directors has established an audit committee. The audit committee’s function is to assist our board of directors in fulfilling its responsibilities by overseeing (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditors’ qualifications and independence, and (iv) the performance of the independent auditors and our internal audit function. The members of the audit committee are Kenneth G. Yee (chairman), Laurent Degryse and John P. Joliet. All of the members of the audit committee are “independent” as defined by the New York Stock Exchange. All members of the audit committee have significant financial and/or accounting experience, and our board of directors has determined that all members of the audit committee satisfy the SEC’s requirements for an “audit committee financial expert.”

Code of Conduct and Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer, principal financial officer and principal accounting officer. Our Code of Conduct and Ethics can be found at http://www.pacificoakcmg.com/offering/reit-ii.

ITEM 11.	EXECUTIVE COMPENSATION

Compensation of Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor, and/or its affiliates, and our executive officers are compensated by these entities, in part, for their services to us. See Part III, Item 13, “Certain Relationships and Related Transactions and Director Independence – Report of the Conflicts Committee” for a discussion of the fees paid to our advisor and its affiliates.

Compensation of Directors

If a director is also one of our executive officers, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by our conflicts committee, based upon recommendations from our advisor. Two of our executive officers, Messrs. Hall and McMillan, manage and control our advisor, and through our advisor, they are involved in recommending and setting the compensation to be paid to our independent directors.

We have provided below certain information regarding compensation earned by or paid to our directors during fiscal year 2019.

Name	Fees Earned in 2019 or Paid in Cash	All Other Compensation	Total
John P. Joliet	$133,333	$—	$133,333
Laurent Degryse	149,333	—	149,333
Kenneth G. Yee	97,333	—	97,333
Peter McMillan (2)	—	—	—
Keith D. Hall (2)	—	—	—

(1)

Fees Earned in 2019 or Paid in Cash include meeting fees earned in: (i) 2018 but paid or reimbursed in 2019 as follows: Mr. Degryse $10,333, Mr. Yee $11,333 and Mr. Joliet $9,333; and (ii) 2019 and paid or to be paid in 2020 as follows: Mr. Degryse $3,333, Mr. Yee $3,333 and Mr. Joliet $3,333.

(2)	Directors who are also our executive officers do not receive compensation for services rendered as a director.

Cash Compensation

We will compensate each of our independent directors with an annual retainer of $40,000. In addition, we will pay independent directors for attending board and committee meetings as follows:

•	$2,500 in cash for each board meeting attended;

•	$2,500 in cash for each committee meeting attended, except that the committee chairman is paid $3,000 for each committee meeting attended;

•	$2,000 in cash for each teleconference board meeting attended; and

•	$2,000 in cash for each teleconference committee meeting attended, except that the committee chairman is paid $3,000 for each teleconference committee meeting attended.

All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at board of directors meetings and committee meetings.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Stock Ownership

The following table shows, as of March 1, 2020, the amount of our Class A common stock and Class T common stock beneficially owned (unless otherwise indicated) by (i) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of each of our Class A common stock and Class T common stock, (ii) our directors, (iii) our executive officers, and (iv) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner of Class A and Class T Shares, as indicated	Amount and Nature of Beneficial Ownership of Class A Shares		Percent of all Class A Shares	Amount and Nature of Beneficial Ownership of Class T Shares	Percent of all Class T Shares
Keith D. Hall, Chief Executive Officer and Director	334,535	(1)(2)	1.9%	—	—%
Peter McMillan III, Chairman of the Board, President and Director	334,535	(1)(2)	1.9%	—	—%
Michael A. Bender, Chief Financial Officer, Treasurer and Secretary	—		—	—	—%
John P. Joliet, Independent Director	—		—	—	—%
Laurent Degryse, Independent Director	—		—	—	—%
Kenneth G. Yee, Independent Director	—		—	—	—%
All directors and executive officers as a group	334,535	(1)(2)	1.9%	—	—%

(1)

Includes 25,785 Class A shares owned by KBS Capital Advisors, which is indirectly owned and controlled by Keith D. Hall and Peter McMillan III. None of the shares are pledged as security. The address of this beneficial owner is 800 Newport Center Drive, Suite 700, Newport Beach, California 92660.

(2)

Includes 307,984 Class A shares owned by Willowbrook Capital Group, an entity owned and controlled by Keith D. Hall and Peter McMillan III. None of the shares are pledged as security. The address of this beneficial owner is 11150 Santa Monica Blvd., Suite 400, Los Angeles, California 90025.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director Independence

A majority of our board of directors, Messrs. Degryse, Joliet, and Yee, meet the independence criteria as specified in our charter, as set forth on Appendix A attached hereto. In addition, and although our shares are not listed for trading on any national securities exchange, a majority of our directors, and all of the members of the audit committee and the conflicts committee, are “independent” as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, our board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has affirmatively determined that Kenneth G. Yee, John P. Joliet and Laurent Degryse each satisfies the New York Stock Exchange independence standards. Kenneth G. Yee also serves as independent director of POSOR I. None of these directors has ever served as (or is related to) an employee of ours or any of our predecessors or acquired companies or received or earned any compensation from us or any such entities except for compensation directly related to service as a director of us. Therefore, we believe that all of these directors are independent directors.

Report of the Conflicts Committee

Review of Our Policies

The conflicts committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy. We conducted an initial primary public offering from August 12, 2014 through July 31, 2018. We are continuing to offer shares of our common stock pursuant to our dividend reinvestment plan offering at a purchase price equal to our estimated net asset value per share. We may continue to offer shares under the dividend reinvestment plan until we have sold an aggregate of 76,366,006 shares of our Class A and Class T common stock through the reinvestment of distributions. In some states, we will need to renew the registration statement annually or file a new registration statement to continue our dividend reinvestment plan offering. We may terminate our dividend reinvestment plan offering at any time.

For the year ended December 31, 2019, the costs of raising capital in our primary initial public offering and our dividend reinvestment plan offering represented less than 1% of the capital raised.

Acquisition and Investment Policies. We have invested a significant amount of the net proceeds of our now-terminated primary initial public offering and do not anticipate making additional real estate acquisitions. As of January 31, 2020, we had invested in two hotel properties, three office properties, one apartment building, two investments in unconsolidated entities and an investment in real estate equity securities. Additionally, as of January 31, 2020, we had entered into a joint venture to develop one office/retail property.

Borrowing Policies. In order to execute our investment strategy, we have utilized secured debt and we may, to the extent available, utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. We expect our debt financing will be 60% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing.

We do not intend to exceed this leverage limit. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our stockholders, and could also be accompanied by restrictive covenants. High levels of debt could also increase the risk of being unable to refinance when loans become due, or of being unable to refinance on favorable terms, and the risk of loss with respect to assets pledged as collateral for loans.

Except with respect to the borrowing limits contained in our charter, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost and availability of debt and equity capital, any investment opportunities, the ability of our investments to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to book value in connection with any change of our borrowing policies.

As of January 31, 2020, our borrowings and other liabilities were both approximately 60% of the cost (before deducting depreciation and other noncash reserves) and book value (before deducting depreciation) of our tangible assets, respectively.

Disposition Policies. The period that we will hold our investments in opportunistic real estate, real estate-related loans, real estate equity securities and other real estate-related investments will vary depending on the type of asset, interest rates and other factors. Our advisor develops a well-defined exit strategy for each investment we make and continually performs a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return for our stockholders. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders.

We disposed of one office building, 2200 Paseo Verde, during the year ended December 31, 2019.

Policy Regarding Working Capital Reserves. We establish an annual budget for capital requirements and working capital reserves each year that we update periodically during the year. We may set aside proceeds from our primary initial public offering for working capital purposes. We may also use proceeds from our dividend reinvestment plan offering, debt proceeds and cash flow from operations to meet our needs for working capital and to build a moderate level of cash reserves. In addition, contractual obligations may require us to maintain a minimum working capital reserve related to our properties.

Policies Regarding Operating Expenses. Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. For the four consecutive quarters ended December 31, 2019, total operating expenses represented approximately 1% and 676% of average invested assets and our net income, respectively.

Our Policy Regarding Transactions with Related Persons. Our charter requires the conflicts committee to review and approve all transactions between us and our advisor, and any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to the Compliance Officer, currently our Chief Financial Officer, via the Ethics Hotline, or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons. The conflicts committee has reviewed the material transactions between our affiliates and us since the beginning of 2019 as well as any such currently proposed material transactions. Set forth below is a description of such transactions and the conflicts committee’s report on their fairness.

As described further below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Keith D. Hall and Peter McMillan III control and indirectly own Pacific Oak Holding Group, LLC, our sponsor since November 1, 2019. Pacific Oak Holding is the sole owner of Pacific Oak Capital Advisors, LLC, our advisor since November 1, 2019. Messrs. Hall and McMillan are also two of our executive officers and directors.

In addition, along with Charles J. Schreiber, Jr., Keith D. Hall and Peter McMillan III control and indirectly own KBS Holdings LLC, our sponsor prior to November 1, 2019. KBS Holdings is the sole owner of KBS Capital Advisors LLC, our advisor prior to November 1, 2019, and KBS Capital Markets Group LLC, the entity that acted as the dealer manager of our now-terminated primary initial public offering.

Our Relationships with KBS Capital Advisors and Pacific Oak Capital Advisors. From our inception through October 31, 2019, KBS Capital Advisors provided day-to-day management of our business. Among the services provided by KBS Capital Advisors under the terms of the KBS Capital Advisors advisory agreement were the following:

•	finding, presenting and recommending to us real estate investment opportunities consistent with our investment policies and objectives;

•	structuring the terms and conditions of our investments, sales and joint ventures;

•	acquiring properties and other investments on our behalf in compliance with our investment objectives and policies;

•	sourcing and structuring our loan originations and acquisitions;

•	arranging for financing and refinancing of our properties and our other investments;

•	entering into leases and service contracts for our properties;

•	supervising and evaluating each property manager’s performance;

•	reviewing and analyzing the properties’ operating and capital budgets;

•	assisting us in obtaining insurance;

•	generating an annual budget for us;

•	reviewing and analyzing financial information for each of our assets and our overall portfolio;

•

formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;

•	performing investor-relations services;

•	maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the IRS and other regulatory agencies;

•	engaging in and supervising the performance of our agents, including our registrar and transfer agent; and

•	performing any other services reasonably requested by us.

KBS Capital Advisors was subject to the supervision of the board of directors and only had such authority as we delegated to it as our agent. The advisory agreement with KBS Capital Advisors terminated on October 31, 2019, and we hired Pacific Oak Capital Advisors under substantially the same terms on November 1, 2019. Our advisory agreement with Pacific Oak Capital Advisors has a one-year term subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties. From January 1, 2019 through the most recent date practicable, which was January 31, 2020, we compensated our then-current advisor as set forth below.

Our advisor or its affiliates have paid our organization and other offering expenses (other than selling commissions, dealer manager fees and the stockholder servicing fee with respect to Class T shares sold in our primary initial public offering) related to our primary initial public offering in excess of 1.0% of gross proceeds from our primary initial public offering.

We incur acquisition and origination fees payable to our advisor equal to a percentage of the cost of investments acquired or originated by us, or the amount to be funded by us to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments plus significant capital expenditures related to the development, construction or improvement of the investment budgeted as of the date of acquisition. Acquisition and origination fees relate to services provided in connection with the selection and acquisition or origination of real estate investments. For investments acquired or originated with proceeds raised in our offerings on or prior to February 16, 2016, this percentage is 1.5%. For investments acquired or originated with proceeds raised in our initial public offering after February 16, 2016, this percentage is 2.6%. Acquisition and origination fees from January 1, 2019 through January 31, 2020 totaled approximately $29,000.

In addition to acquisition and origination fees, we reimburse our advisor for customary acquisition and origination expenses, whether or not we ultimately acquire the asset. From January 1, 2019 through January 31, 2020, our advisor and its affiliates did not incur any such costs on our behalf.

For asset management services, we pay our advisor a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the cost of our investments and (ii) 2.0% of the sum of the cost of our investments, less any debt secured by or attributable to the investments. The cost of the real property investments is calculated as the amount paid or allocated to acquire the real property, including the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto (but excluding acquisition fees paid or payable to our advisor). The cost of the loans and any investments other than real property is calculated as the lesser of (x) the amount actually paid or allocated to acquire or fund the loan or other investment, including fees and expenses related thereto (but excluding acquisition fees paid or payable to our advisor), and (y) the outstanding principal amount of such loan or other investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition fees paid or payable to our advisor), as of the time of calculation. In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment. From January 1, 2019 through January 31, 2020, our asset management fees totaled $4.4 million.

Under the advisory agreement our advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our advisor’s overhead, such as rent, employee costs, utilities, accounting software and cybersecurity costs. Our advisor may seek reimbursement for employee costs under the advisory agreement. At this time, our advisor only expects to seek reimbursement for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, if our advisor seeks reimbursement for additional employee costs, such costs may include our proportionate share of the salaries of persons involved in the preparation of documents to meet SEC reporting requirements. We do not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition or origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers. From January 1, 2019 through January 31, 2020, we had reimbursed our advisor for $0.3 million of operating expenses, including $0.3 million of employee costs.

The conflicts committee considers our relationship with our advisor during 2018 and 2019 to be fair. The conflicts committee believes that the amounts paid or payable to our advisor under the advisory agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for our advisor to provide the desired level of services to us and our stockholders.

Our Relationship with KBS Capital Markets Group. We entered a dealer manager agreement with our dealer manager on August 12, 2014 in connection with the launch of our initial public offering which agreement was amended and restated on February 17, 2016 and terminated effective December 31, 2019. Pursuant to our dealer manager agreement, through February 16, 2017, our dealer manager was entitled to receive selling commissions of up to 6.5% and dealer manager fees of up to 3.0% of the purchase price for shares of our common stock sold in our primary offering. Effective February 17, 2016, our dealer manager was entitled to receive selling commissions of up to 6.5% of the purchase price for Class A shares of our common stock sold in the primary offering and up to 3.0% of the purchase price of our Class T shares of common stock sold in the primary offering, as well as a dealer manager fee of up to 2.0% of the purchase price of each class of shares of our common stock sold in the primary offering. All or a portion of the selling commissions were not charged with regard to shares sold to certain categories of purchasers. A reduced dealer manager fee was payable with respect to certain volume discount sales. The dealer manager reallowed 100% of selling commissions to broker-dealers participating in our initial public offering. From its dealer manager fee, our dealer manager generally reallowed to any participating broker-dealer up to 1.0% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee (in select cases, up to 1.5% of the gross primary offering proceeds).

From January 1, 2019 through January 31, 2020, we did not incur any selling commissions or dealer manager fees.

In addition, our dealer manager received an annual stockholder servicing fee of 1.0% of the purchase price per share (ignoring any discounts that may be available to certain categories of purchasers) of Class T common stock sold in our primary initial public offering solely to the extent there was a broker-dealer of record with respect to such Class T share that had entered into a currently effective selected dealer agreement or servicing agreement that provided for the payment to such broker-dealer of the stockholder servicing fee with respect to such Class T share, and such broker-dealer of record was in compliance with the applicable terms of such selected dealer agreement or servicing agreement related to such payment. To the extent payable, the stockholder servicing fee accrued daily and was paid monthly in arrears, and our dealer manager reallowed 100% of the stockholder servicing fee to such broker-dealer of record for services provided to Class T stockholders after the initial sale of the Class T share.

No stockholder servicing fee was paid with respect to Class T shares purchased through our dividend reinvestment plan offering or issued pursuant to a stock dividend. We ceased accruing for stockholder servicing fees after July 31, 2018.

Subordinated Participation in Net Cash Flows.

Upon a merger or listing of our common stock on a national securities exchange, we may pay Pacific Oak Capital Advisors an incentive fee. Upon a listing this fee will equal 15% of the amount by which (i) the market value of our outstanding stock plus the total of all distributions paid by us to stockholders from inception until the date market value is determined (regardless of the source used to fund such distributions and including distributions that may constitute a return of capital for federal income tax purposes and excluding any stock dividend) exceeds (ii) the sum of our stockholders’ gross investment amount, which is the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by the total number of shares repurchased by us (excluding shares received as a stock dividend which we subsequently repurchased) multiplied by the weighted average issue price of the shares sold in the primary offering, and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return on our stockholders’ gross investment amount from our inception through the date the market value is determined.

Upon a merger this fee will equal 15% of the amount by which (i) the merger consideration amount plus the total of all distributions paid or declared by us to stockholders from inception until the closing of the merger (regardless of the source used to fund such distributions and including distributions that may constitute a return of capital for federal income tax purposes and excluding any stock dividend) exceeds (ii) the sum of our stockholders’ gross investment amount, which is the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by the total number of shares repurchased by us (excluding shares received as a stock dividend which we subsequently repurchased) multiplied by the weighted average issue price of the shares sold in the primary offering, and the amount necessary to generate a 7.0% per year cumulative, noncompounded return on our stockholders’ gross investment amount from our inception through the closing of the merger.

If our advisor receives a subordinated incentive fee, the fee will not be separately reduced by the prior payment to our advisor of a participation in our net cash flows as the calculation of the subordinated incentive fee takes into account any prior payment to our advisor of this participation. In addition, if Pacific Oak Capital Advisors is entitled to receive the subordinated incentive fee upon a listing, Pacific Oak Capital Advisors will no longer participate in our net cash flows as described above.

The 7.0% per year cumulative, noncompounded return on gross investment amount is calculated on a daily basis. In making this calculation, gross investment amount is determined for each day during the period for which the 7.0% per year cumulative, noncompounded return is being calculated, including a daily adjustment to reflect shares repurchased by us (excluding shares received as a stock dividend which we subsequently repurchased). In addition, gross investment amount is reduced by the following: (i) distributions from net sales proceeds, (ii) distributions from net financing proceeds, and (iii) distributions paid from cash flow from operations in excess of a cumulative, noncompounded, annual return of 7.0%. Gross investment amount is only reduced as described above; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes. The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder but rather is based on total distributions paid on all outstanding shares relative to total gross investment amount invested by all stockholders. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for Pacific Oak Capital Advisors to receive the subordinated incentive fee. In fact, if Pacific Oak Capital Advisors is entitled to receive the subordinated incentive fee, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return.

Sub-Advisory Agreement.

KBS Capital Advisors entered a sub-advisory agreement with STAM Europe (“STAM”), a real estate operating company based in Paris, France, pursuant to which STAM would provide real estate acquisition and portfolio management services to our advisor in connection with investments in Europe. For investments in Europe we make directly and for which our ownership interest is 100%, our advisor would compensate STAM for its services in sourcing and managing these investments from the fees it earns from us under the advisory agreement with us and we will pay STAM no additional compensation. Effective April 17, 2019, STAM terminated the sub-advisory agreement with KBS Capital Advisors.

Insurance.

On January 6, 2014, we, together with KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust III Inc. (“KBS REIT III”), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), POSOR I, our former dealer manager, our former advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers was allocated by KBS Capital Advisors and its insurance broker among each of the various entities covered by the program, and was billed directly to each entity. In June 2015, KBS Growth & Income REIT, Inc. (“KBS Growth & Income REIT”) was added to the insurance program at terms similar to those described above. At renewal in June 2018, we, along with POSOR I and KBS Legacy Partners Apartment REIT elected to cease participation in the program and obtain separate insurance coverage. We, together with POSOR I, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is or was allocated by our applicable advisor and its insurance broker among each REIT covered by the program, and is billed directly to each REIT. The program is effective through June 30, 2020.

Pacific Oak Opportunity Zone Fund I.

On December 31, 2019, we made a $2.9 million investment in the Pacific Oak Opportunity Zone Fund I, LLC. Pacific Oak Opportunity Zone Fund I is sponsored by Pacific Oak Holding. Pacific Oak Capital Advisors is entitled to certain fees in connection with the fund. The fund will pay an acquisition fee equal to 1.5% of the purchase price of each asset (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) with a purchase price less than or equal to $25.0 million plus 1.0% of the purchase price in excess of $25.0 million; a quarterly asset management fee equal to 0.25% of the total purchase price of all assets (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) as of the end of the applicable quarter; and a financing fee equal to 0.5% of the original principal amount of any indebtedness they incur (reduced by any financing fee previously paid with respect to indebtedness being refinanced). In the case of investments made through joint ventures, the fees above will be determined based on our proportionate share of the investment. Pacific Oak is also entitled to certain distributions paid by the Pacific Oak Opportunity Zone Fund I after the Class A Members have received their preferred return. These fees and distributions have been waived for our $2.9 million investment.

Currently Proposed Transactions.

On February 19, 2020, Pacific Oak Strategic Opportunity REIT II, Inc. (the “Company” or “POSOR II”), Pacific Oak Strategic Opportunity REIT, Inc. (“POSOR I”), and Pacific Oak SOR II, LLC, an indirect subsidiary of POSOR I (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, POSOR II will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of ours. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of POSOR II shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of POSOR II’s common stock (or a fraction thereof), $0.01 par value per share (the “POSOR II Common Stock”), will be converted into the right to receive 0.9643 shares of our common stock, par value $0.01 per share. The combined company after the Merger (the “Combined Company”) will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. See “Proposed Merger” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

Conflicts Committee Determination. The conflicts committee has examined the fairness of the transactions described above, and has determined that all such transactions are fair and reasonable to us. The conflicts committee has also determined that the policies set forth in this Report of the Conflicts Committee are in the best interests of our stockholders because they provide us with the highest likelihood of achieving our investment objectives.

March 25, 2020	The Conflicts Committee of the Board of Directors:
Laurent Degryse (Chairman), John P. Joliet, and Kenneth G. Yee

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Independent Registered Public Accounting Firm

During the year ended December 31, 2019, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young has served as our independent registered public accounting firm since our formation.

Pre-Approval Policies

In order to ensure that the provision of such services does not impair the auditors’ independence, the audit committee charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services. In determining whether or not to pre-approve services, the audit committee considers whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by our independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

For the years ended December 31, 2019 and 2018, all services rendered by Ernst & Young were pre-approved in accordance with the policies and procedures described above.

Principal Independent Registered Public Accounting Firm Fees

The audit committee reviewed the audit and non-audit services performed by Ernst & Young, as well as the fees charged by Ernst & Young for such services. In its review of the non-audit service fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Ernst & Young. The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by Ernst & Young for the years ended December 31, 2019 and 2018, are set forth in the table below.

	2019	2018
Audit Fees	$505,000	$509,000
Audit-related fees	—	—
Tax fees	152,000	126,000
All other fees	—	2,000

Total	$657,000	$637,000

For purposes of the preceding table, Ernst & Young’s professional fees are classified as follows:

•

Audit fees – These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by Ernst & Young in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.

•

Audit-related fees – These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of our financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.

•

Tax fees – These are fees for all professional services performed by professional staff in our independent auditor’s tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.

•	All other fees – These are fees for any services not included in the above-described categories.

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)	Financial Statement Schedules

See the Index to Financial Statements at page F-1 of this report.

The following financial statement schedule is included herein at pages F-42 through F-43 of this report:

Schedule III – Real Estate Assets and Accumulated Depreciation and Amortization

(b)	Exhibits

Ex.	Description
2.1	Agreement and Plan of Merger, dated as of February 19, 2020, by and among Pacific Oak Strategic Opportunity REIT, Inc., Pacific Oak SOR II, LLC and Pacific Oak Strategic Opportunity REIT II, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed February 20, 2020

3.1	Second Articles of Amendment and Restatement adopted on August 11, 2014, incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed September 19, 2014

3.2	Articles of Amendment adopted on November 1, 2019, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed November 1, 2019

3.3	Third Amended and Restated Bylaws adopted November 1, 2019, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed November 1, 2019

3.4	Articles Supplementary for the Class A Shares of common stock dated February 16, 2016, incorporated by reference to Exhibit 3.4 to Post-Effective Amendment no. 4 to the Company’s Registration Statement on Form S-11, Commission File no. 333-192331, filed February 16, 2016

3.5	Articles of Amendment dated February 16, 2016, incorporated by reference to Exhibit 3.5 to Post-Effective Amendment no. 4 to the Company’s Registration Statement on Form S-11, Commission File no. 333-192331, filed February 16, 2016

4.1	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates), incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed September 19, 2014

4.2	Fourth Amended and Restated Dividend Reinvestment Plan adopted May 18, 2017, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed May 24, 2017

4.3	Amended and Restated Multiple Class Plan, effective as of May 18, 2017, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 24, 2017

4.4	Description of Capital Stock

10.1	Termination Agreement, dated as of February 19, 2020, by and between Pacific Oak Strategic Opportunity REIT II, Inc. and Pacific Oak Capital Advisors, LLC , incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 20, 2020

10.2	Loan Agreement, by and between Loan Agreement, by and between NOHO Commons Pacific Owner LLC and Invesco CMI Investments, L.P., dated August 30, 2019, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, filed November 8, 2019

Ex.	Description

10.3	Deed of Trust, Assignment of Leases and Rents and Security Agreement and Fixture Filing and Financing Statement, by and between NOHO Commons Pacific Owner LLC, Fidelity National Tile Company and Invesco CMI Investments, L.P., dated August 30, 2019, incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, filed November 8, 2019

10.4	Promissory Note, by and between NOHO Commons Pacific Owner LLC and Invesco CMI Investments, L.P., dated August 30, 2019, incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, filed November 8, 2019

10.5	Guaranty of Recourse Obligations, by and between Karl Slovin, Slovin Properties, Inc. and KBS SOR US Properties II LLC, dated August 30,2019, incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, filed November 8, 2019

10.6	Advisory Agreement, by and between the Company and Pacific Oak Capital Advisors, dated November 1, 2019, incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, filed November 8, 2019

21.1	Subsidiaries of the Company

23.1	Consent of Ernst & Young

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Fourth Amended and Restated Share Redemption Program adopted December 6, 2018, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed December 11, 2018

99.2	Consent of Duff & Phelps, LLC

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Pacific Oak Strategic Opportunity REIT II, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pacific Oak Strategic Opportunity REIT II, Inc. (formerly known as KBS Strategic Opportunity REIT II, Inc.) (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the Index at Item 15(a), Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2013.

Irvine, California

March 26, 2020

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2019	2018
Assets
Real estate, net	$493,683	$511,606
Real estate equity securities	9,934	7,230

Total real estate and real estate-related investments, net	503,617	518,836
Cash and cash equivalents	17,500	21,063
Restricted cash	5,976	5,795
Investment in unconsolidated joint ventures	3,468	2,868
Rents and other receivables	4,648	5,612
Above-market leases, net	44	65
Prepaid expenses and other assets	8,230	8,239

Total assets	$543,483	$562,478

Liabilities and equity
Notes payable, net	$325,995	$326,543
Accounts payable and accrued liabilities	6,684	7,226
Due to affiliates	649	235
Distributions payable	242	484
Below-market leases, net	4,677	7,348
Other liabilities	12,776	13,176
Redeemable common stock payable	2,218	3,028

Total liabilities	353,241	358,040

Commitments and contingencies (Note 12)
Redeemable common stock	—	—
Equity
Pacific Oak Strategic Opportunity REIT II, Inc. stockholders’ equity
Preferred stock, $.01 par value per share; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Class A common stock, $.01 par value per share; 500,000,000 shares authorized, 17,949,194 and 18,103,437 shares issued and outstanding as of December 31, 2019 and 2018, respectively	179	181
Class T common stock, $.01 par value per share; 500,000,000 shares authorized, 12,272,927 and 12,208,242 shares issued and outstanding as of December 31, 2019 and 2018, respectively	123	122
Additional paid-in capital	266,310	266,339
Cumulative distributions and net losses	(84,339)	(73,461)
Accumulated other comprehensive income	—	89

Total Pacific Oak Strategic Opportunity REIT II, Inc. stockholders’ equity	182,273	193,270
Noncontrolling interests	7,969	11,168

Total equity	190,242	204,438

Total liabilities and equity	$543,483	$562,478

See accompanying notes to consolidated financial statements.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2019	2018	2017
Revenues:
Hotel revenues	$31,381	$32,666	$28,994
Office revenues	28,830	29,941	15,607
Apartment revenues	8,112	7,469	6,980
Dividend income from real estate equity securities	418	196	—
Interest income from real estate loan receivable	—	10	387

Total revenues	68,741	70,282	51,968

Expenses:
Hotel expenses	22,770	22,907	19,187
Office expenses	13,705	12,322	5,372
Apartment expenses	3,554	3,779	3,624
Asset management fees to affiliate	4,093	3,985	2,775
General and administrative expenses	3,475	2,866	3,199
Depreciation and amortization	20,236	20,405	14,429
Interest expense	19,876	14,663	8,814
Impairment charges on real estate	—	14,745	—

Total expenses	87,709	95,672	57,400

Other (loss) income:
Other interest income	305	367	514
Equity in income of unconsolidated entity	2,800	339	54
Gain (loss) on real estate equity securities	2,704	(1,924)	—
Casualty-related income, net	—	—	1,614
Gain on sale of real estate	4,178	—	—
Loss on extinguishment of debt	(105)	—	—

Total other income (loss)	9,882	(1,218)	2,182

Net loss before income taxes	(9,086)	(26,608)	(3,250)
Income tax benefit (expense)	—	9	(48)

Net loss	(9,086)	(26,599)	(3,298)
Net loss attributable to noncontrolling interests	1,587	3,091	26

Net loss attributable to common stockholders	$(7,499)	$(23,508)	$(3,272)

Class A Common Stock:
Net loss attributable to common stockholders	$(4,458)	$(13,729)	$(1,480)

Net loss per common share, basic and diluted	$(0.25)	$(0.77)	$(0.09)

Weighted-average number of common shares outstanding, basic and diluted	17,949,301	17,775,503	16,096,216

Class T Common Stock:
Net loss attributable to common stockholders	$(3,041)	$(9,779)	$(1,792)

Net loss per common share, basic and diluted	$(0.25)	$(0.82)	$(0.18)

Weighted-average number of common shares outstanding, basic and diluted	12,241,271	11,864,178	9,797,325

See accompanying notes to consolidated financial statements.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,
	2019	2018	2017
Net loss	$(9,086)	$(26,599)	$(3,298)
Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(25)	(113)	313
Reclassification adjustment for amounts recognized in net loss	(64)	—	—

Total other comprehensive (loss) income	(89)	(113)	313

Total comprehensive loss	(9,175)	(26,712)	(2,985)
Total comprehensive loss attributable to noncontrolling interests	1,587	3,091	26

Total comprehensive loss attributable to common stockholders	$(7,588)	$(23,621)	$(2,959)

See accompanying notes to consolidated financial statements.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(dollars in thousands)

	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Class A		Class T
	Shares	Amounts	Shares	Amounts
Balance, December 31, 2016	14,074,793	$140	6,046,591	$61	$176,021	$(27,817)	$(111)	$148,294	$11,674	$159,968
Net loss	—	—	—	—	—	(3,272)	—	(3,272)	(26)	(3,298)
Other comprehensive loss	—	—	—	—	—	—	313	313	—	313
Issuance of common stock	2,641,090	27	4,822,456	48	71,841	—	—	71,916	—	71,916
Stock dividends issued	308,857	3	184,606	2	4,643	(4,648)	—	—	—	—
Redemptions of common stock	(135,800)	(1)	(21,758)	(1)	(1,357)	—	—	(1,359)	—	(1,359)
Transfers to redeemable common stock	—	—	—	—	(490)	—	—	(490)	—	(490)
Distributions declared	—	—	—	—	—	(3,920)	—	(3,920)	—	(3,920)
Commissions on stock sales, dealer manager fees and stockholder servicing fees to affiliate	—	—	—	—	(4,913)	—	—	(4,913)	—	(4,913)
Other offering costs	—	—	—	—	(668)	—	—	(668)	—	(668)
Noncontrolling interests contributions	—	—	—	—	—	—	—	—	1,774	1,774
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(25)	(25)

Balance, December 31, 2017	16,888,940	$169	11,031,895	$110	$245,077	$(39,657)	$202	$205,901	$13,397	$219,298
Net loss	—	—	—	—	—	(23,508)	—	(23,508)	(3,091)	(26,599)
Other comprehensive loss	—	—	—	—	—	—	(113)	(113)	—	(113)
Issuance of common stock	1,100,169	11	984,685	10	19,974	—	—	19,995	—	19,995
Stock dividends issued	350,547	3	233,830	2	5,284	(5,289)	—	—	—	—
Redemptions of common stock	(236,219)	(2)	(42,168)	—	(2,439)	—	—	(2,441)	—	(2,441)
Transfers to redeemable common stock	—	—	—	—	(417)	—	—	(417)	—	(417)
Distributions declared	—	—	—	—	—	(5,007)	—	(5,007)	—	(5,007)
Commissions on stock sales, dealer manager fees and stockholder servicing fees to affiliate	—	—	—	—	(965)	—	—	(965)	—	(965)
Other offering costs	—	—	—	—	(175)	—	—	(175)	—	(175)
Noncontrolling interests contributions	—	—	—	—	—	—	—	—	1,362	1,362
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(500)	(500)

Balance, December 31, 2018	18,103,437	$181	12,208,242	$122	$266,339	$(73,461)	$89	$193,270	$11,168	$204,438
Net loss	—	—	—	—	—	(7,499)	—	(7,499)	(1,587)	(9,086)
Other comprehensive loss	—	—	—	—	—	—	(89)	(89)	—	(89)
Issuance of common stock	121,175	1	108,704	1	2,216	—	—	2,218	—	2,218
Redemptions of common stock	(275,418)	(3)	(44,019)	—	(3,045)	—	—	(3,048)	—	(3,048)
Transfers from redeemable common stock	—	—	—	—	810	—	—	810	—	810
Distributions declared	—	—	—	—	—	(3,379)	—	(3,379)	—	(3,379)
Other offering costs	—	—	—	—	(10)	—	—	(10)	—	(10)
Noncontrolling interests contributions	—	—	—	—	—	—	—	—	239	239
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(1,851)	(1,851)

Balance, December 31, 2019	17,949,194	$179	12,272,927	$123	$266,310	$(84,339)	$—	$182,273	$7,969	$190,242

See accompanying notes to consolidated financial statements.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,
	2019	2018	2017
Cash Flows from Operating Activities:
Net loss	$(9,086)	$(26,599)	$(3,298)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities
Equity in income of unconsolidated entity	(2,800)	(339)	(54)
Distribution of earnings from unconsolidated joint venture	—	56	54
Casualty-related income, net	—	—	(1,614)
Depreciation and amortization	20,236	20,405	14,429
Impairment charges on real estate	—	14,745	—
(Gain) loss on real estate equity securities	(2,704)	1,924	—
Gain on real estate sale	(4,178)	—	—
Noncash interest income on real estate-related investment	—	—	(58)
Loss on extinguishment of debt	105	—	—
Deferred rents	(567)	(1,428)	(774)
Bad debt expense	—	344	152
Amortization of above- and below-market leases, net	(2,654)	(3,417)	(2,028)
Amortization of deferred financing costs	1,763	1,207	910
Foreign currency translation gain	(64)	—	—
Unrealized loss (gain) on derivative instruments	5	(124)	175
Changes in operating assets and liabilities:
Rents and other receivables	1,076	(1,480)	(804)
Prepaid expenses and other assets	(1,394)	(1,738)	2,123
Accounts payable and accrued liabilities	(192)	136	(783)
Due to affiliates	563	(7)	27
Other liabilities	(204)	930	372

Net cash (used in) provided by operating activities	(95)	4,615	8,829

Cash Flows from Investing Activities:
Acquisitions of real estate	—	—	(193,146)
Proceeds from sale of real estate, net	17,697	—	—
Improvements to real estate	(14,145)	(8,914)	(9,744)
Investment in real estate securities	—	(9,150)	—
Payments for construction costs	(445)	(5,699)	(5,575)
Payoff of real estate loan receivable	—	3,500	—
Contributions to unconsolidated joint venture	(2,900)	—	—
Distribution of capital from unconsolidated joint venture	5,104	—	—
Proceeds from insurance claims	—	237	5,080
Purchase of interest rate cap agreement	(58)	(16)	(14)
Proceeds from termination of derivative instrument	145	—	—

Net cash provided by (used in) investing activities	5,398	(20,042)	(203,399)

Cash Flows from Financing Activities:
Proceeds from notes payable	180,164	2,278	120,025
Principal payments on notes payable	(179,383)	(5,499)	—
Payments of deferred financing costs	(3,197)	(254)	(1,782)
Principal payments on finance lease obligations	(196)	(175)	(166)
Proceeds from issuance of common stock	—	17,184	70,090
Payments to redeem common stock	(3,048)	(2,441)	(1,359)
Payments of commissions on stock sales, dealer manager fees and stockholder servicing fees	—	(1,645)	(4,607)
Payments of other offering costs	(10)	(1,217)	—
Distributions paid	(1,403)	(1,861)	(1,453)
Noncontrolling interest contributions	239	1,362	1,774
Distributions to noncontrolling interest	(1,851)	(500)	(25)

Net cash (used in) provided by financing activities	(8,685)	7,232	182,497

Net decrease in cash, cash equivalents and restricted cash	(3,382)	(8,195)	(12,073)
Cash, cash equivalents and restricted cash, beginning of period	26,858	35,053	47,126

Cash, cash equivalents and restricted cash, end of period	$23,476	$26,858	$35,053

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of capitalized interest of $0, $3,920 and $4,075 for the years ended December 31, 2019, 2018 and 2017, respectively	$17,574	$12,427	$6,390

Supplemental Disclosure of Noncash Investing and Financing Activities:
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$2,218	$3,028	$2,375

Redemptions payable	$2,218	$3,028	$—

Accrued improvements to real estate	$1,158	$1,381	$805

Other offering costs due to affiliates	$—	$—	$1,042

Distributions payable	$242	$484	$366

Acquisition fees due to affiliates	$29	$178	$77

Construction cost payable	$—	$400	$426

Stock dividends issued	$—	$5,289	$4,648

See accompanying notes to consolidated financial statements.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

1.	ORGANIZATION

Pacific Oak Strategic Opportunity REIT II, Inc. (formerly known as KBS Strategic Opportunity REIT II, Inc.) (the “Company”) was formed on February 6, 2013 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2014 and intends to continue to operate in such a manner. The Company’s business is conducted through Pacific Oak Strategic Opportunity Limited Partnership II (the “Operating Partnership”), a Delaware limited partnership formed on February 7, 2013. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. Pacific Oak Strategic Opportunity Holdings II LLC (“REIT Holdings”), a Delaware limited liability company formed on February 7, 2013, owns the remaining 99.9% partnership interest in the Operating Partnership and is the sole limited partner. The Company is the sole member and manager of REIT Holdings. The Company has three wholly owned taxable REIT subsidiaries (“TRS”), two of which lease the Company’s hotel properties and in turn contract with independent hotel management companies that manage the day-to-day operations of the Company’s hotels; the third consolidates the Company’s wholly owned TRSs. The Company’s TRSs are subject to federal and state income tax at regular corporate tax rates.

Subject to certain restrictions and limitations, the business of the Company was externally managed by KBS Capital Advisors LLC (“KBS Capital Advisors”), an affiliate of the Company, since July 2013 pursuant to an advisory agreement the Company renewed with KBS Capital Advisors on September 26, 2019. KBS Capital Advisors conducted the Company’s operations and managed its portfolio of real estate loans, opportunistic real estate and other real estate-related investments. On October 31, 2019, KBS Capital Advisors ceased to serve as the Company’s advisor or have any advisory responsibility to the Company immediately following the filing of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (filed November 8, 2019) with the Securities and Exchange Commission (the “SEC”). On November 1, 2019, the Company entered into an advisory agreement (the “Advisory Agreement”) with Pacific Oak Capital Advisors, LLC (the “Advisor”). The Advisory Agreement is effective as of November 1, 2019 through November 1, 2020; however the Company may terminate the Advisory Agreement without cause or penalty upon providing 30 days’ written notice and the Advisor may terminate the Advisory Agreement without cause or penalty upon providing 90 days’ written notice. The terms of the Advisory Agreement are consistent with those of the advisory agreement that was previously in effect with KBS Capital Advisors. KBS Capital Advisors previously entered into a sub-advisory agreement with STAM Europe (“STAM”), a real estate operating company based in Paris, France, to provide real estate acquisition and portfolio management services to KBS Capital Advisors in connection with any investments the Company may make in value-added real estate, distressed debt, and real estate-related investments in Europe. Effective April 17, 2019, STAM terminated the sub-advisory agreement with KBS Capital Advisors.

The Company has invested in and manages a portfolio of opportunistic real estate, real estate equity securities and other real estate-related investments located in the United States and Europe. As of December 31, 2019, the Company had invested in two hotel properties, three office properties, one apartment building, two investments in unconsolidated joint ventures and an investment in real estate equity securities. Additionally, as of December 31, 2019, the Company had entered into a consolidated joint venture to develop one office/retail property.

From July 3, 2013 to August 11, 2014, the Company conducted a private placement offering (the “Private Offering”) exempt from registration under Regulation D of the Securities Act of 1933, as amended (the “Act”). The Company sold 3,619,851 shares of common stock for gross offering proceeds of $32.2 million in the Private Offering.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

On November 14, 2013, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of 180,000,000 shares of common stock for sale to the public (the “Public Offering”), of which 100,000,000 shares were registered in a primary offering and 80,000,000 shares were registered to be sold under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on August 12, 2014. On February 11, 2016, the Company filed an amended registration statement on Form S-11 with the SEC to offer a second class of common stock designated as Class T shares and to designate its initially offered and outstanding common stock as Class A shares. Pursuant to the amended registration statement, the Company offered to sell any combination of Class A and Class T shares in the Public Offering but in no event may the Company sell more than 180,000,000 of shares of its common stock pursuant to the Public Offering. The Company commenced offering Class T shares of common stock for sale to the public on February 17, 2016. KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of our former advisor, serves as the dealer manager of the Public Offering pursuant to a dealer manager agreement originally dated August 12, 2014 and amended and restated February 17, 2016 (the “Dealer Manager Agreement”). Previously the Dealer Manager served as dealer manager for the Private Offering. The Dealer Manager was responsible for marketing the Company’s shares. The Company ceased offering shares of common stock in the primary portion of the Public Offering on July 31, 2018 and terminated the primary portion of the Public Offering on September 28, 2018. The Company continues to offer shares of common stock under its dividend reinvestment plan. In some states, the Company will need to renew the registration statement annually or file a new registration statement to continue its dividend reinvestment plan offering. The Company may terminate its dividend reinvestment plan offering at any time.

The Company sold 11,977,758 and 11,537,701 shares of Class A and Class T common stock, respectively, in the Public Offering for aggregate gross offering proceeds of $228.6 million. As of December 31, 2019, the Company had sold 723,641 and 333,841 shares of Class A and Class T common stock, respectively, under its dividend reinvestment plan for aggregate gross offering proceeds of $9.8 million. Also as of December 31, 2019, the Company had redeemed 718,962 and 107,945 shares of Class A and Class T common stock, respectively, for $7.4 million.

In addition, the Company raised $4.2 million in separate private transactions exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

On July 3, 2013, the Company issued 21,739 shares of its Class A common stock to KBS Capital Advisors at a purchase price of $9.20 per share. On each of April 2, 2014 and July 31, 2014, the Company issued 120,106 shares of Class A common stock to Willowbrook Capital Group LLC, an entity owned and controlled by Keith D. Hall, one of the Company’s directors and the Company’s Chief Executive Officer, and Peter McMillan III, also one of the Company’s directors and the Company’s President, for $1.0 million. On July 14, 2017 and February 13, 2018, the Company issued 214,175 shares and 10,935 shares, respectively, of Class A common stock to a business associate of Keith D. Hall and Peter McMillan III for approximately $2.0 million and $0.1 million, respectively. The Company issued these shares of common stock in a private transaction exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership and their direct and indirect wholly owned subsidiaries and joint ventures in which the Company has a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Reclassifications

Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods. Upon adoption of the lease accounting standards of Topic 842 on January 1, 2019 (described below), the Company accounted for tenant reimbursements for property taxes, insurance and common area maintenance as variable lease payments and recorded these amounts as rental income. For the year ended December 31, 2018, the Company reclassified $2.5 million and $22,000 of tenant reimbursement revenue for property taxes, insurance, and common area maintenance to office revenues and apartment revenues, respectively, for comparability purposes. For the year ended December 31, 2017, the Company reclassified $0.9 million and $24,000 of tenant reimbursement revenue for property taxes, insurance, and common area maintenance to office revenues and apartment revenues, respectively, for comparability purposes.

In addition, upon adoption of the lease accounting standards of Topic 842, the Company’s two ground leases which were classified as capital leases under ASC 840 were reclassified as finance leases under ASC 842. The existing capital lease assets were reclassified as right-of-use assets and the existing obligation as lease liabilities as of January 1, 2019. The reclassification of these ground leases did not have a material impact to the Company’s financial statements as the accounting and presentation of the related assets and liabilities on the Company’s balance sheet as of December 31, 2019 was consistent with the previous period. The Company’s two ground leases had an aggregate right-of-use asset of $8.7 million and an aggregate lease liability of $8.2 million as of December 31, 2019, which are included in total real estate, net and other liabilities, respectively, on the Company’s consolidated balance sheet.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”), using the modified retrospective approach, which requires a cumulative effect adjustment as of the date of the Company’s adoption. Under the modified retrospective approach, an entity may also elect to apply this standard to either (i) all contracts as of January 1, 2018 or (ii) only to contracts that were not completed as of January 1, 2018. A completed contract is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP that was in effect before the date of initial application. The Company elected to apply this standard only to contracts that were not completed as of January 1, 2018.

Based on the Company’s evaluation of contracts within the scope of ASU No. 2014-09, revenue that is impacted by ASU No. 2014-09 includes revenue generated by other operating income and tenant reimbursements for substantial services earned at the Company’s office properties and hotel revenues. The recognition of such revenue will occur when the services are provided and the performance obligations are satisfied.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Hotel Revenue

The Company recognizes revenue for hotels as hotel revenue when earned. Revenues are recorded net of any sales or occupancy tax collected from the Company’s guests. Additionally, some of the Company’s hotel rooms are booked through independent internet travel intermediaries. If the guest pays the independent internet travel intermediary directly, revenue for the room is booked by the Company at the price the Company sold the room to the independent internet travel intermediary, less any discount or commission paid. If the guest pays the Company directly, revenue for the room is booked by the Company on a gross basis. The Company participates in frequent guest programs sponsored by the brand owners of the Company’s hotels and the Company expenses the charges associated with those programs, as incurred. Hotel operating revenues are disaggregated in the real estate footnote into the categories of rooms revenue, food, beverage and convention services revenue, campground revenue and other revenue to demonstrate how economic factors affect the nature, amount, timing, and uncertainty of revenue and cash flows.

Room revenue is generated through contracts with customers whereby the customer agrees to pay a daily rate for the right to use a hotel room. The Company’s contract performance obligations are fulfilled at the end of the day that the customer is provided the room and revenue is recognized daily at the contract rate. The Company records contract liabilities in the form of advanced deposits when a customer or group of customers provides a deposit for a future stay at the Company’s hotels. Advanced deposits for room revenue are included in the balance of other liabilities on the consolidated balance sheet. Advanced deposits are recognized as revenue at the time of the guest’s stay.

Food, beverage and convention revenue is generated through contracts with customers whereby the customer agrees to pay a contract rate for restaurant dining services or convention services. The Company’s contract performance obligations are fulfilled at the time that the meal is provided to the customer or when the convention facilities and related dining amenities are provided to the customer. The Company recognizes food and beverage revenue upon the fulfillment of the contract with the customer. The Company records contract liabilities in the form of advanced deposits when a customer or group of customers provides a deposit for a future banquet event at the Company’s hotels. Advanced deposits for food and beverage revenue are included in the balance of other liabilities on the consolidated balance sheet. Advanced deposits for banquet services are recognized as revenue following the completion of the banquet services.

Campground revenue is recognized on a straight-line basis over the term of the lease when collectability of the lease payments is probable.

Office and Apartment Revenues

On January 1, 2019, the Company adopted the lease accounting standards under Topic 842 including the package of practical expedients for all leases that commenced before the effective date of January 1, 2019. Accordingly, the Company (i) did not reassess whether any expired or existing contracts are or contain leases, (ii) did not reassess the lease classification for any expired or existing lease, and (iii) did not reassess initial direct costs for any existing leases. The Company did not elect the practical expedient related to using hindsight to reevaluate the lease term. In addition, the Company adopted the practical expedient for land easements and did not assess whether existing or expired land easements that were not previously accounted for as leases under the lease accounting standards of Topic 840 are or contain a lease under Topic 842.

In addition, Topic 842 provides an optional transition method to allow entities to apply the new lease accounting standards at the adoption date and recognize a cumulative-effect adjustment to the opening balance of

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

retained earnings. The Company adopted this transition method upon its adoption of the lease accounting standards of Topic 842, which did not result in a cumulative effect adjustment to the opening balance of retained earnings on January 1, 2019. The Company’s comparative periods presented in the financial statements will continue to be reported under the lease accounting standards of Topic 840.

In accordance with Topic 842, tenant reimbursements for property taxes and insurance are included in the single lease component of the lease contract (the right of the lessee to use the leased space) and therefore are accounted for as variable lease payments and are recorded as rental income on the Company’s statement of operations beginning January 1, 2019. In addition, the Company adopted the practical expedient available under Topic 842 to not separate nonlease components from the associated lease component and instead to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue recognition standard (Topic 606) and if certain conditions are met, specifically related to tenant reimbursements for common area maintenance which would otherwise be accounted for under the revenue recognition standard. The Company believes the two conditions have been met for tenant reimbursements for common area maintenance as (i) the timing and pattern of transfer of the nonlease components and associated lease components are the same and (ii) the lease component would be classified as an operating lease. Accordingly, tenant reimbursements for common area maintenance are also accounted for as variable lease payments and recorded as rental income on the Company’s statement of operations beginning January 1, 2019.

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is probable and records amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that can be taken in the form of cash or a credit against the tenant’s rent) that is funded is treated as a lease incentive and amortized as a reduction of rental revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the lessee or lessor supervises the construction and bears the risk of cost overruns;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

The Company leases apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. The Company recognizes rental revenue, net of concessions, on a straight-line basis over the term of the lease, when collectibility is determined to be probable.

In accordance with Topic 842, the Company makes a determination of whether the collectibility of the lease payments in an operating lease is probable. If the Company determines the lease payments are not probable of

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

collection, the Company would fully reserve for any contractual lease payments, deferred rent receivable, and variable lease payments and would recognize rental income only if cash is received. Beginning January 1, 2019, these changes to the Company’s collectibility assessment are reflected as an adjustment to rental income included in office revenues and apartment revenues in the Company’s consolidated statement of operations. Prior to January 1, 2019, bad debt expense related to uncollectible accounts receivable and deferred rent receivable was included in office expenses and apartment expenses in the Company’s consolidated statement of operations. Any subsequent changes to the collectibility of the allowance for doubtful accounts as of December 31, 2018, which was recorded prior to the adoption of Topic 842, are recorded in office expenses and apartment expenses in the Company’s consolidated statement of operations.

Beginning January 1, 2019, the Company, as a lessor, records costs to negotiate or arrange a lease that would have been incurred regardless of whether the lease was obtained, such as legal costs incurred to negotiate an operating lease, as an expense and classify such costs as operating, maintenance, and management expense, which is included in office expenses in the Company’s consolidated statement of operations, as these costs are no longer capitalizable under the definition of initial direct costs under Topic 842.

Sale of Real Estate

The Company adopted the guidance of ASC 610-20, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to noncustomers of nonfinancial assets or in substance nonfinancial assets that do not meet the definition of a business. Generally, the Company’s sales of real estate would be considered a sale of a nonfinancial asset as defined by ASC 610-20.

ASC 610-20 refers to the revenue recognition principles under ASU No. 2014-09. Under ASC 610-20, if the Company determines it does not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, the Company would derecognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. The Company sold one office building during the years ended December 31, 2019 and recognized a gain of $4.2 million. There were no sales of real estate during the years ended 2018 and 2017.

Real Estate Equity Securities

The Company’s real estate equity securities are carried at their estimated fair value based on quoted market prices for the security. Transaction costs that are directly attributable to the acquisition of real estate equity securities are capitalized to its cost basis. Unrealized gains and losses on real estate equity securities are recognized in earnings.

Dividend income from real estate equity securities is recognized on an accrual basis based on eligible shares as of the ex-dividend date.

Real Estate Loans Receivable

Interest income on the Company’s real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination or acquisition fees and costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. The Company places loans on non-accrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

non-accrual status, the Company reserves for any unpaid accrued interest and generally does not recognize subsequent interest income until cash is received, or the loan returns to accrual status. The Company will resume the accrual of interest if it determines the collection of interest, according to the contractual terms of the loan, is probable.

The Company generally recognizes income on impaired loans on either a cash basis, where interest income is only recorded when received in cash, or on a cost-recovery basis, where all cash receipts are applied against the carrying value of the loan. The Company considers the collectibility of the loan’s principal balance in determining whether to recognize income on impaired loans on a cash basis or a cost-recovery basis.

Cash and Cash Equivalents

The Company recognizes interest income on its cash and cash equivalents as it is earned and records such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for lessor owned tenant improvements are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Land	N/A
Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods
Real estate subsidies & tax abatements	Remaining term of agreement
Furniture, fixtures & equipment	3-12 years

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination or an asset acquisition. If substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. For purposes of this test, land and buildings can be combined along with the intangible assets for any in-place leases and accordingly, most acquisitions of investment properties would not meet the definition of a business and would be accounted for as an asset acquisition. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease values are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases, including any below-market renewal periods. Intangible assets also include the estimated value of subsidy receipts for apartments, which are recorded at a discounted present value based on estimated collectibility and are amortized on a straight-line basis over the period the amounts are expected to be collected.

The Company assesses the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining non-cancelable term of each respective lease.

Subsequent to the acquisition of a property, the Company may incur and capitalize costs necessary to get the property ready for its intended use. During that time, certain costs such as legal fees, real estate taxes and insurance and financing costs are also capitalized.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment.

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record impairment charges on its real estate and related intangible assets during the years ended December 31, 2019 and 2017. The Company recorded impairment charges in the aggregate on real estate of $14.7 million during the year ended December 31, 2018. See note 3, “Real Estate” for a further discussion on the Company’s impairment of real estate.

Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of the Company’s real estate and related intangible assets and liabilities and an overstatement of its net income.

Insurance Proceeds for Property Damages

The Company maintains an insurance policy that provides coverage for property damages and business interruption. Losses due to physical damages are recognized during the accounting period in which they occur, while the amount of monetary assets to be received from the insurance policy is recognized when receipt of insurance recoveries is probable. Losses, which are reduced by the related probable insurance recoveries, are recorded as casualty-related income/(loss), net on the accompanying consolidated statements of operations. Anticipated proceeds in excess of recognized losses would be considered a gain contingency and recognized when the contingency related to the insurance claim has been resolved. Anticipated recoveries for lost revenue due to property damages are also considered to be a gain contingency and recognized when the contingency related to the insurance claim has been resolved.

Construction in Progress

Direct investments in development properties without leases in place at the time of acquisition are accounted for as an asset acquisition and not as a business combination. Acquisition fees and expenses are capitalized into the cost basis of an asset acquisition. Additionally, during the time in which the Company is incurring costs necessary to bring these investments to their intended use, certain costs such as legal fees, real estate taxes and insurance and financing costs are also capitalized. Once construction in progress is substantially completed, the amounts capitalized to construction in progress are transferred to land and buildings and improvements and are depreciated over their respective useful lives.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance exceeded federally insurable limits as of December 31, 2019 and 2018. The Company mitigates this risk by depositing funds with a major financial institution; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Restricted Cash

Restricted cash is comprised of lender impound reserve accounts on the Company’s borrowings for security deposits, property taxes, insurance, debt service obligations and capital improvements and replacements.

Rents and Other Receivables

The Company periodically evaluates the collectibility of amounts due from hotel guests and will maintain an allowance for doubtful accounts for estimated losses resulting from the inability of hotel guests to make required payments under the terms of hotel agreements. The Company will exercise judgment in establishing these allowances and will consider payment history and current credit status in developing these estimates.

Derivative Instruments

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate notes payable. The Company records these derivative instruments at fair value on the accompanying consolidated balance sheets. Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) on the accompanying consolidated statements of comprehensive income (loss) and consolidated statements of equity. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as a component of interest expense in the accompanying consolidated statements of operations.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions or recognized obligations on the consolidated balance sheets. The Company also assesses and documents, both at the hedging instrument’s inception and on a quarterly basis thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the respective hedged items. When the Company determines that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues hedge accounting prospectively and reclassifies amounts recorded to accumulated other comprehensive income (loss) to earnings.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing and are presented on the balance sheet as a direct deduction from the carrying value of the associated debt liability. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Deferred financing costs incurred before an associated debt liability is recognized are included in prepaid expenses and other assets on the balance sheet. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other non-financial and financial assets at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classify such items in Level 1 or Level 2.

The Company would classify items as Level 3 in instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines that the market for a financial instrument owned by the Company is illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Cash and cash equivalents, restricted cash, rent and other receivables and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.

Real estate equity securities: The Company’s real estate equity securities are presented at fair value on the accompanying consolidated balance sheet. The fair values of real estate equity securities were based on a quoted price in an active market on a major stock exchange. The Company classifies these inputs as Level 1 inputs.

Derivative instruments: The Company’s derivative instruments are presented at fair value on the accompanying consolidated balance sheets. The valuation of these instruments are determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair value of interest rate caps (floors) are determined using the market standard methodology of discounting the future expected cash payments (receipts) which would occur if variable interest rates rise above (below) the strike rate of the caps (floors). The variable interest rates used in the calculation of projected payments (receipts) on the cap (floor) are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.

Notes payable: The fair value of the Company’s notes payable are estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

Redeemable Common Stock

On July 3, 2013, in connection with launching the Private Offering, the Company’s board of directors adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances. The share redemption program has been amended and restated at various points thereafter: June 26, 2014, May 12, 2015, February 16, 2016 and December 6, 2018. The share redemption program, as amended is referred to herein as the “Share Redemption Program” and the terms of the Share Redemption Program described below are the terms of the program as currently in effect.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

There are several limitations on the Company’s ability to redeem shares under the Share Redemption Program:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the Share Redemption Program and collectively “Special Redemptions”), the Company may not redeem shares until the stockholder has held the shares for one year.

•

During each calendar year, the Share Redemption Program limits the number of shares the Company may redeem to those that the Company could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year. In 2020, the Share Redemption Program also provides that in any calendar year, the last $0.5 million of net proceeds from the dividend reinvestment plan during the prior year is reserved exclusively for shares redeemed in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” with any excess funds being available to redeem shares not requested in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” during the December redemption date in the current year. The Company may, however, increase or decrease the funding available for the redemption of shares pursuant to the program upon 10 business days’ notice to the stockholders.

•	During any calendar year, the Company may redeem no more than 5% of the weighted average number of shares outstanding during the prior calendar year.

•

The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to the Share Redemption Program, unless the shares were redeemed in connection with a Special Redemption, the price at which the Company redeemed the shares through the May 2017 redemption date was as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of the price paid to acquire the shares from the Company;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of the price paid to acquire the shares from the Company;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of the price paid to acquire the shares from the Company; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of the price paid to acquire the shares from the Company.

Special Redemptions through the May 2017 redemption date were redeemed at the price paid to acquire the shares from the Company.

Notwithstanding the foregoing, stock dividends were initially redeemed at the “net investment amount” per share, which was based on the “amount available for investment/net investment amount” percentage shown in the Company’s estimated use of proceeds table in the prospectus for the Public Offering. For each class of shares, this amount was initially equal to $9.01 per share for redemptions of shares received as a result of a stock dividend.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Effective for the June 30, 2017 redemption date, redemptions made in connection with a stockholder’s death, qualifying disability, or determination of incompetence are made at a price per share equal to the most recent estimated net asset value (“NAV”) per share as of the applicable redemption date. The price at which we redeem all other shares eligible for redemption is as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of the Company’s most recent NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of the Company’s most recent NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of the Company’s most recent NAV per share as of the applicable redemption date; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of the Company’s most recent NAV per share as of the applicable redemption date.

For purposes of determining the time period a redeeming stockholder has held each share, the time period begins as of the date the stockholder acquired the shares; provided, that shares purchased by the redeeming stockholder pursuant to the Company’s dividend reinvestment plan and shares received as a stock dividend will be deemed to have been acquired on the same date as the initial share to which the dividend reinvestment plan shares or stock dividend shares relate. The date of the share’s original issuance by the Company is not determinative. In addition, as described above, the shares owned by a stockholder may be redeemed at different prices depending on how long the stockholder has held each share submitted for redemption.

On June 6, 2017, the Company established a NAV per share of common stock of $9.05 (unaudited). The estimated value per share became effective for the June 2017 redemption date.

On December 6, 2018, the Company established a NAV per share of common stock of $9.65 (unaudited). The estimated value per share became effective for the December 2018 redemption date.

On December 17, 2019, the Company established a NAV per share of common stock of $10.25 (unaudited). The estimated value per share became effective for the December 2019 redemption date.

Upon a transfer of shares any pending redemption requests with respect to such transferred shares will be canceled as of the date the Company accepts the transfer. Stockholders wishing to continue to have a redemption request related to any transferred shares considered by the Company must resubmit their redemption request.

The board may amend, suspend or terminate the Share Redemption Program upon 10 days’ notice to stockholders, provided that the Company may increase or decrease the funding available for the redemption of shares pursuant to the share redemption program upon 10 business days’ notice.

The Company records amounts that are redeemable under the Share Redemption Program as redeemable common stock in its consolidated balance sheets because the shares are mandatorily redeemable at the option of the holder and therefore their redemption is outside the control of the Company. The maximum amount redeemable under the Company’s Share Redemption Program is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. However, because the amounts that can be redeemed is determinable and only contingent on an event that is likely to occur (e.g., the passage of time) the Company presents the net proceeds from the current year and prior year dividend reinvestment plan, net of current year redemptions, as redeemable common stock in its consolidated balance sheets.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The Company classifies as liabilities financial instruments that represent a mandatory obligation of the Company to redeem shares. The Company’s redeemable common shares are contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to repurchase shares under the Share Redemption Program, it reclassifies such obligations from temporary equity to a liability based upon their respective settlement values.

The Company limits the dollar value of shares that may be redeemed under the program as described above. During the year ended December 31, 2019, the Company redeemed $3.0 million of common stock. The Company processed all redemption requests received in good order and eligible for redemption through the December 2019 redemption date, except for 863,378 shares totaling $8.7 million due to the limitations described above. The Company recorded $2.2 million of redeemable common stock payable on the Company’s balance sheet as of December 31, 2019, which represents the amount available to be redeemed in 2020 based on the net proceeds from the sale of shares under of distribution reinvestment plan as of December 31, 2019.

Effective beginning with the month of February 2020, the Company temporarily suspended the Share Redemption Program in light of the proposed merger with Pacific Oak Strategic Opportunity REIT, Inc. See note 15 “Subsequent Events” for further details.

Related Party Transactions

Pursuant to the advisory agreements with KBS Capital Advisors and the Advisor, Dealer Manager Agreement and the dealer manager agreement entered in connection with the Private Offering, the Company was or is obligated to pay KBS Capital Advisors or the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Public Offering and the Private Offering, the investment of funds in real estate and real estate-related investments, management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). The Company was or is also obligated to reimburse KBS Capital Advisors or the Advisor and Dealer Manager for organization and offering costs incurred by KBS Capital Advisors or the Advisor and the Dealer Manager on behalf of the Company, and the Company is obligated to reimburse KBS Capital Advisors or is obligated to pay the Advisor for acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement.

The Company records all related party fees as incurred, subject to any limitations described in the applicable advisory agreement. The Company had not incurred any subordinated participation in net cash flows or subordinated incentive fees payable to KBS Capital Advisors or the Advisor through December 31, 2019.

Acquisition and Origination Fees

The Company pays the applicable advisor acquisition and origination fees equal to 2.6% percentage of the cost of investments acquired or originated by the Company, or the amount to be funded by the Company to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments plus significant capital expenditures related to the development, construction or improvement of the investment budgeted as of the date of acquisition.

The Company reimburses the applicable advisor or its affiliates for customary acquisition and origination expenses (including expenses relating to potential investments that do not close), such as legal fees and expenses

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

(including fees of independent contractor in-house counsel that are not employees of KBS Capital Advisors or the Advisor, as applicable), costs of due diligence (including, as necessary, updated appraisals, surveys and environmental site assessments), travel and communication expenses, accounting fees and expenses and other closing costs and miscellaneous expenses relating to the acquisition or origination of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate-related investments.

Asset Management Fee

The Company paid KBS Capital Advisors or will pay the Advisor a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the cost of its investments and (ii) 2.0% of the sum of the cost of its investments, less any debt secured by or attributable to the investments. The cost of the real property investments is calculated as the amount paid or allocated to acquire the real property, including the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto (but excluding acquisition fees paid or payable to KBS Capital Advisors or the Advisor). The cost of the loans and any investments other than real property is calculated as the lesser of (x) the amount actually paid or allocated to acquire or fund the loan or other investment, including fees and expenses related thereto (but excluding acquisition fees paid or payable to KBS Capital Advisors or the Advisor) and (y) the outstanding principal amount of such loan or other investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition fees paid or payable to KBS Capital Advisors or the Advisor) as of the time of calculation. In the case of investments made through joint ventures, the asset management fee is determined based on the Company’s proportionate share of the underlying investment.

Disposition Fee

For substantial assistance in connection with the sale of investments, the Company would pay KBS Capital Advisors or will pay the Advisor, as applicable, or its affiliates a percentage of the contract sales price of each loan, debt-related security, real property or other investment sold (including residential or commercial mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction) as a disposition fee. For dispositions with a contract sales price less than or equal to $50 million, the disposition fee will equal 1.5% of the contract sales price. For dispositions with a contract sales price greater than $50 million, the disposition fee will equal the sum of $750,000 (which amount is 1.5% of $50 million), plus 1.0% of the amount of the contract sales price in excess of $50 million. The disposition fee is determined in a per transaction basis and is not cumulative. Disposition fees may be paid, in addition to commissions paid to non-affiliates, provided that the total commissions (including such disposition fee) paid to affiliates and non-affiliates do not exceed an amount equal to the lesser of (i) 6.0% if the aggregate contract sales price or (ii) the competitive real estate commission. The Company will not pay a disposition fee upon the maturity, prepayment or workout of a loan or other debt-related investment, provided that if the Company negotiates a discounted payoff with the borrower it will pay a disposition fee and if the Company takes ownership of a property as a result of a workout or foreclosure of a loan, it will pay a disposition fee upon the sale of such property.

Subordinated Participation in Net Cash Flows

After the Company’s common stockholders have received, together as a collective group, aggregate distributions (regardless of the source used to fund such distributions and including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their gross investment amount, which is the amount calculated by multiplying the total number of shares purchased by

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

stockholders by the issue price, reduced by the total number of shares repurchased by the Company (excluding shares received as a stock dividend which the Company subsequently repurchased) multiplied by the weighted average issue price of the shares sold in a primary offering, and (ii) a 7.0% per year cumulative, noncompounded return on such gross investment amount, the Advisor is entitled to receive 15% of the Company’s net cash flows, whether from continuing operations, net sales proceeds, net financing proceeds, or otherwise. This fee is only payable if the Company is not listed on an exchange.

Subordinated Incentive Fee

Upon a merger or listing of the Company’s common stock on a national securities exchange, the Advisor or its affiliates will receive an incentive fee. Upon a listing this fee will equal 15% of the amount by which (i) the market value of the Company’s outstanding stock, as defined in the Advisory Agreement, plus the total of all distributions paid by the Company to stockholders from inception until the date market value is determined (regardless of the source used to fund such distributions and including distributions that may constitute a return of capital for federal income tax purposes and excluding any stock dividend) exceeds (ii) the sum of stockholders’ gross investment amount, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by the total number of shares repurchased by the Company (excluding shares received as a stock dividend which the Company subsequently repurchased) multiplied by the weighted average issue price of the shares sold in the primary portion of an offering, and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return on stockholders’ gross investment amount from the Company’s inception through the date the market value is determined.

Upon a merger this fee will equal 15% of the amount by which (i) the merger consideration amount plus the total of all distributions paid or declared by the Company to stockholders from inception until the closing of the merger (regardless of the source used to fund such distributions and including distributions that may constitute a return of capital for federal income tax purposes and excluding any stock dividend) exceeds (ii) the sum of stockholders’ gross investment amount, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by the total number of shares repurchased by the Company (excluding shares received as a stock dividend which the Company subsequently repurchased) multiplied by the weighted average issue price of the shares sold in the primary portion of an offering, and the amount necessary to generate a 7.0% per year cumulative, noncompounded return on the Company’s stockholders’ gross investment amount from the Company’s inception through the closing of the merger.

Foreign Currency Translation

The Company had a participating loan facility funded in Euros which is accounted for under the equity method of accounting and recorded as an investment in unconsolidated entity in the accompanying balance sheets. The Company’s reporting currency is the U.S. dollar, however the functional currency of the unconsolidated entity is the Euro. At the end of each reporting period, before determining the Company’s share of its equity investment, the results of operations of the unconsolidated entity is translated into U.S. dollars using the average currency rates of exchange in effect during the period, and the assets and the liabilities of the unconsolidated entity are translated using the currency exchange rate in effect at the end of the period. The resulting foreign currency translation adjustment is recorded as other comprehensive income (loss) on the accompanying consolidated statements of comprehensive income (loss) and consolidated statements of equity.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Income Taxes

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended with its taxable year ended December 31, 2014. To continue to qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and for net operating loss, capital loss and tax credit carryforwards. The deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be realized or settled. The effect on the deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of all available evidence, including the future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies. Valuation allowances are provided if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions.The Company’s evaluations were performed for all open tax years through December 31, 2019. As of December 31, 2019, returns for the calendar year 2015 through 2018 remain subject to examination by major tax jurisdictions.

The Company’s hotel properties are leased to wholly-owned taxable REIT subsidiaries, which in turn contracts with an independent hotel management company that manages the day-to-day operations of the Company’s hotels. Lease revenue generated from the taxable REIT subsidiary is eliminated in consolidation.

Segments

The Company has invested in opportunistic real estate investments, real estate equity securities and originated a loan secured by a non-stabilized real estate asset, which was repaid on January 12, 2018. In general, the Company intends to hold its investments in opportunistic real estate, real estate equity securities and other real estate-related assets for capital appreciation. Traditional performance metrics of opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

degree of risk and do not provide a constant stream of ongoing cash flows. As a result, the Company’s management views opportunistic real estate and other real estate-related assets as similar investments. Substantially all of its revenue and net income (loss) is from opportunistic real estate and other real estate-related assets, and therefore, the Company currently aggregates its operating segments into one reportable business segment. In addition, the Company has invested in a participating loan facility secured by a portfolio of light industrial properties located in Europe. However, based on the Company’s investment portfolio and future investment focus, the Company does not believe that its investment in the European asset is a reportable segment.

Per Share Data

Basic net income (loss) per share of common stock is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock issued and outstanding for each class of share outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2019, 2018 and 2017. For the purpose of determining the weighted average number of shares outstanding, stock dividends issued are adjusted retroactively and treated as if they were issued and outstanding for all periods presented.

Commencing March 2015, the Company’s board of directors has declared and issued stock dividends on shares of the Company’s common stock through December 31, 2019 as follows:

Year Ended December 31,	Amount Declared per Share Outstanding (1)	Total Shares Issued
2015	0.100000 shares	765,604
2016	0.035003 shares	513,723
2017	0.020004 shares	493,463
2018	0.018337 shares	584,377
2019	—	—

(1)

Amount declared per share outstanding includes one-time stock dividends, quarterly dividends and monthly dividends and assumes each share was issued and outstanding for the entire periods presented. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.

Stock dividends are non-taxable to stockholders at the time of issuance. During the Company’s offering stage and through November 2018, the Company’s board of directors declared stock dividends on a set monthly basis based on monthly record dates. The Company currently does not expect its board of directors to declare additional monthly stock dividends.

Until the Company established a NAV per share of common stock on June 6, 2017, for the purpose of calculating the dollar amount of the Class A and Class T stock dividends issued, the Company used the Class A and Class T primary offering price at the time of issuance.

Cash distributions declared per share of Class A common stock were $0.112, $0.191 and 0.191 for the years ended December 31, 2019, 2018 and 2017, respectively. Cash distributions declared per share of Class T common stock were $0.112, $0.138 and $0.098 for the years ended December 31, 2019, 2018 and 2017, respectively. Until the Company ceased offering shares of common stock in the Public Offering on July 31, 2018,

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

the declared rate of cash distributions for Class T Shares was different than the rate declared for the Class A Shares by an amount equivalent to any applicable daily stockholder servicing fees. On March 7, 2019, the Company’s board of directors declared a monthly cash distribution in the amount of $0.00799167 per share on the outstanding shares of all classes of its common stock as of March 18, 2019 and through December 31, 2019. On December 6, 2018, the Company’s board of directors declared a monthly cash distribution in the amount of $0.01598333 per share on the outstanding shares of all classes of its common stock as of December 20, 2018 and through February 2019. Distributions declared per share of Class A common stock assumes each share was issued and outstanding each day that was a record date during the 11 months ended November 30, 2018 and during the year ended December 31, 2017. Distributions declared per share of Class T common stock assumes each share was issued and outstanding each day that was a record date from January 1, 2017 through November 30, 2018. Each day during the period from January 1, 2017 through November 30, 2018 was a record date for distributions. Distributions for January 1, 2017 through November 30, 2018 were calculated based on stockholders of record each day during the period at a rate of $0.00052548 per share per day, all of which were reduced by the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.

The Company uses the two-class method to calculate earnings per share. Basic earnings per share is calculated based on dividends declared (“distributed earnings”) and the rights of common shares and participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends declared during the period. The undistributed earnings are allocated to all outstanding common shares based on the relative percentage of each class of shares to the total number of outstanding shares. The Company does not have any participating securities outstanding other than Class A Common Stock and Class T Common stock during the periods presented.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The Company’s calculated earnings per share for the years ended December 31, 2019, 2018 and 2017 were as follows (in thousands, except per share amounts):

	Years Ended December 31,
	2019	2018	2017
Net loss attributable to common stockholders	(7,499)	(23,508)	(3,272)
Less: Class A Common Stock cash distributions declared	2,010	3,372	2,991
Less: Class T Common Stock cash distributions declared	1,369	1,635	929

Undistributed net loss attributable to common stockholders	$(10,878)	$(28,515)	$(7,192)

Class A Common Stock:
Undistributed net loss attributable to common stockholders	(6,468)	(17,101)	(4,471)
Class A Common Stock cash distributions declared	2,010	3,372	2,991

Net loss attributable to common stockholders	$(4,458)	$(13,729)	$(1,480)

Net loss per common share, basic and diluted	$(0.25)	$(0.77)	$(0.09)

Weighted-average number of common shares outstanding, basic and diluted	17,949,301	17,775,503	16,096,216

Class T Common Stock:
Undistributed net loss attributable to common stockholders	$(4,410)	$(11,414)	$(2,721)
Class T Common Stock cash distributions declared	1,369	1,635	929

Net loss attributable to common stockholders	$(3,041)	$(9,779)	$(1,792)

Net loss per common share, basic and diluted	$(0.25)	$(0.82)	$(0.18)

Weighted-average number of common shares outstanding, basic and diluted	12,241,271	11,864,178	9,797,325

Square Footage, Occupancy and Other Measures

Square footage, occupancy, average revenue per available room, average daily rate and other measures including annualized base rents and annualized base rents per square foot used to describe real estate and real-estate related investments included in these Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recently Issued Accounting Standards Updates

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU No. 2016-13”). ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income. The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. ASU No. 2016-13 also amends the impairment model for available-for-sale securities. An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

of the amortized cost basis of the investment, as is currently required. ASU No. 2016-13 also requires new disclosures. For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes. For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available for sale securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due. ASU No. 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. During October 2019, the FASB announced that certain entities. including smaller reporting companies, will be allowed additional implementation time with the standard becoming effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU No. 2016-13 on its financial statements, but does not expect the adoption of ASU No. 2016-13 to have a material impact on its financial statements.

3.	REAL ESTATE

As of December 31, 2019, the Company’s real estate portfolio was composed of two hotel properties, three office properties and one apartment building. In addition, as of December 31, 2019, the Company has entered into a consolidated joint venture to develop one office/retail property. The following table summarizes the Company’s real estate as of December 31, 2019 and 2018, respectively (in thousands):

	December 31, 2019	December 31, 2018
Land	$102,288	$104,138
Buildings and improvements	427,696	425,989
Tenant origination and absorption costs	15,422	17,183

Total real estate, cost and net of impairment charges (1)	545,406	547,310
Accumulated depreciation and amortization	(51,723)	(35,704)

Total real estate, net	$493,683	$511,606

(1)	See “– Impairment of Real Estate” below.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The following table provides summary information regarding the Company’s real estate as of December 31, 2019 (in thousands):

Property	Date Acquired	City	State	Property Type	Land	Building and Improvements (1)	Tenant Origination and Absorption	Total Real Estate, at Cost and Net of Impairment Charges	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Springmaid Beach Resort	12/30/2014	Myrtle Beach	SC	Hotel	$27,438	$37,822	$—	$65,260	$(10,314)	$54,946	90.0%
Q&C Hotel	12/17/2015	New Orleans	LA	Hotel	1,232	53,233	—	54,465	(8,315)	46,150	90.0%
Lincoln Court	05/20/2016	Campbell	CA	Office	14,706	35,978	2,126	52,810	(5,641)	47,169	100.0%
Lofts at NoHo Commons	11/16/2016	North Hollywood	CA	Apartment	26,222	81,307	—	107,529	(6,576)	100,953	90.0%
210 West 31st Street (2)	12/01/2016	New York	NY	Retail	—	55,244	—	55,244	—	55,244	80.0%
Oakland City Center	08/18/2017	Oakland	CA	Office	22,150	142,102	10,496	174,748	(17,493)	157,255	100.0%
Madison Square (3)	10/03/2017	Phoenix	AZ	Office	10,540	22,010	2,800	35,350	(3,384)	31,966	90.0%

					$102,288	$427,696	$15,422	$545,406	$(51,723)	$493,683

(1)	Building and improvements includes construction costs for the Company’s project that was under development.
(2)

The Company acquired the rights to a leasehold interest with respect to this property, which was accounted for as a finance lease. The Company applied a 6.1% discount rate to the finance lease and the lease expires on January 31, 2114. As of December 31, 2019, the finance lease right-of-use asset had a carrying value of $6.8 million included in building and improvements. No depreciation or amortization was recorded to this property as of December 31, 2019.

(3)

The Company acquired the rights to a leasehold interest with respect to the land at this property, which was accounted for as a finance lease. The Company applied a 5.4% discount rate to the finance lease and as of December 31, 2019, the finance lease had a weighted average remaining lease term of 2.6 years. As of December 31, 2019, the capital lease asset had a carrying value of $1.9 million included in land. This property was formerly known as Grace Court and was re-named Madison Square in connection with the Company’s re-branding strategy for this property.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Hotel Properties

As of December 31, 2019, the Company owned two hotel properties. The following table provides detailed information regarding the Company’s hotel revenues and expenses for the years ended December 31, 2019, 2018 and 2017 (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Hotel revenues:
Room	$23,513	$24,620	$17,216
Food, beverage and convention services	5,030	5,263	3,761
Campground	1,105	1,176	1,127
Other (1)	1,733	1,607	6,890

Hotel revenues	$31,381	$32,666	$28,994

Hotel expenses:
Room	$5,984	$6,157	$4,759
Food, beverage and convention services	4,023	4,077	3,179
General and administrative	2,917	2,919	2,357
Sales and marketing	3,260	3,069	2,642
Repairs and maintenance	2,099	2,362	1,815
Utilities	1,173	1,207	1,033
Property taxes and insurance	1,743	1,749	1,799
Other	1,571	1,367	1,603

Hotel expenses	$22,770	$22,907	$19,187

(1)

Hotel revenues – other includes $5.8 million of business interruption insurance recovery for the year ended December 31, 2017 related to the impact of Hurricane Matthew in October 2016, the result of which placed certain rooms at Springmaid Beach Resort out of service during the year ended December 31, 2017.

Contract liabilities

The following table summarizes the Company’s contract liabilities, which are included in other liabilities in the accompanying consolidated balance sheets, as of December 31, 2019 and December 31, 2018 (in thousands):

	December 31, 2019	December 31, 2018
Contract liability	$500	$324
Revenue recognized in the period from:
Amounts included in contract liability at the beginning of the period	$281	$304

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Office Properties

As of December 31, 2019, the Company owned three office properties encompassing in the aggregate 806,115 rentable square feet which were 68% occupied. The following table provides detailed information regarding the Company’s office revenues and expenses for the years ended December 31, 2019, 2018 and 2017 (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Office revenues:
Rental income	$27,978	$29,104	$15,204
Other income (1)	852	837	403

Office revenues	$28,830	$29,941	$15,607

Office expenses:
Operating, maintenance, and management (2)	$9,349	$8,362	$3,636
Real estate taxes and insurance (2)	4,356	3,960	1,736

Office expenses	$13,705	$12,322	$5,372

(1)

For the years ended December 31, 2018 and 2017, the Company reclassified $2.5 million, and $0.9 million of tenant reimbursement revenue for property taxes, insurance, and common area maintenance to rental income. See note 2, “Summary of Significant Accounting Policies” for a further discussion on this reclassification.

(2)

On October 1, 2018, the Company placed the development of 210 West 31st Street on hold and began expensing certain costs that were previously capitalized. Included in office expenses for the year ended December 31, 2019 is $0.7 million of operating, maintenance and management and $0.5 million of real estate taxes and insurance for 210 West 31st Street.

Operating Leases

The Company’s office properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2019, the leases had remaining terms, excluding options to extend, of up to 8.7 years with a weighted-average remaining term of 3.3 years. Some of the leases may have provisions to extend the term of the lease, options for early termination for all or a part of the leased premises after paying a specified penalty and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from the tenant in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective lease and the creditworthiness of the tenant, but generally is not a significant amount. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to office tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $1.1 million and $1.3 million as of December 31, 2019 and 2018, respectively.

During the years ended December 31, 2019, 2018 and 2017, the Company recognized deferred rent from tenants of $0.6 million, $1.4 million and $0.8 million, respectively, net of lease incentive amortization. As of December 31, 2019 and 2018, the cumulative deferred rent receivable balance, including unamortized lease incentive receivables, was $2.9 million and $2.8 million, respectively, and is included in rents and other

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

receivables on the accompanying balance sheets. The cumulative deferred rent balance included $0.2 million of unamortized lease incentives as of December 31, 2019 and 2018.

As of December 31, 2019, the future minimum rental income from the Company’s office properties under its non-cancelable operating leases was as follows (in thousands):

2020	$21,600
2021	19,985
2022	16,287
2023	13,245
2024	10,802
Thereafter	33,323

$115,242

As of December 31, 2019, the Company’s commercial real estate properties were leased to approximately 80 tenants over a diverse range of industries and geographic areas. As of December 31, 2019, the highest tenant industry concentrations (greater than 10% of annualized base rent) in the Company’s portfolio were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Legal Services	13	$4,547	20.7%
Public Administration	6	3,589	16.3%
Professional, Scientific, and Technical Services	12	3,123	14.2%

		$11,259	51.2%

(1)

Annualized base rent represents annualized contractual base rental income as of December 31, 2019, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

No other tenant industries accounted for more than 10% of annualized base rent. No tenant accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time. During the year ended December 31, 2019, the Company recorded a $9,000 adjustment to office revenues for lease payments deemed not probable of collection. During the years ended December 31, 2019, 2018 and 2017, the Company recorded bad debt expense of $0.1 million, $0.3 million and $0.2 million, respectively, which were included in office expenses in the accompanying consolidated statements of operations.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Apartment Property

As of December 31, 2019, the Company owned one apartment property with 292 units which was 93% occupied. The following table provides detailed information regarding the Company’s apartment revenues and expenses for the years ended December 31, 2019, 2018 and 2017 (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Apartment revenues:
Rental income (1)	$7,503	$6,861	$6,539
Other income	609	608	441

Apartment revenues	$8,112	$7,469	$6,980

Apartment expenses:
Operating, maintenance, and management	$2,177	$2,423	$2,278
Real estate taxes and insurance	1,377	1,356	1,346

Apartment expenses	$3,554	$3,779	$3,624

(1)

For the years ended December 31, 2018 and 2017, the Company reclassified $22,000 and $24,000, respectively, of tenant reimbursement revenue for property taxes, insurance, and common area maintenance to rental income. See note 2, “Summary of Significant Accounting Policies” for a further discussion on this reclassification.

Geographic Concentration Risk

As of December 31, 2019, the Company’s real estate investments in California represented 56.2% of the Company’s total assets. As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the California real estate market. Any adverse economic or real estate developments in this market, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Disposition of Real Estate

During the year ended December 31, 2019, the Company disposed of one office building and there were no dispositions during the year ended December 31, 2018.

On November 4, 2019, the Company, through an indirect wholly owned subsidiary, sold 2200 Paseo Verde to a purchaser unaffiliated with the Company or the Advisor for a sales price, net of closing credits of $18.7 million, excluding closing costs. The carrying value of 2200 Paseo Verde as of the disposition date was $13.5 million, which was net of $2.0 million of accumulated depreciation and amortization. The Company recognized a gain on sale of $4.2 million related to the disposition of 2200 Paseo Verde.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The following summary presents the major components of assets and liabilities related to real estate held for sale as December 31, 2019 and 2018 (in thousands):

	December 31, 2019	December 31, 2018
Assets related to disposition
Real estate, cost	$—	$14,119
Accumulated depreciation and amortization	—	(1,455)

Real estate, net	—	12,664
Other assets	—	738

Total assets related to disposition	$—	$13,402

Liabilities related to disposition
Notes payable, net	—	7,914

Total liabilities related to disposition	$—	$7,914

The operations of this property and gain on sales are included in continuing operations on the accompanying statements of operations. The following table summarizes certain revenue and expenses related to this property for the years ended December 31, 2019, 2018 and 2017 (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Revenues
Rental income	$1,315	$1,534	$1,206
Other operating income	32	27	35

Total revenues	$1,347	$1,561	$1,241

Expenses
Operating, maintenance, and management	$313	$261	$312
Real estate taxes and insurance	69	78	76
Asset management fees to affiliate	97	133	127
Depreciation and amortization	562	671	608
Interest expense	352	363	343

Total expenses	$1,393	$1,506	$1,466

Impairment of Real Estate

During the year ended December 31, 2018, the Company recorded impairment charges in the aggregate of $14.7 million to write-down the carrying value of 210 West 31st Street, a development property located in New York, New York, to its estimated fair value of $54.9 million due to a change in the projected hold period and related decrease in projected cash flows. The Company purchased 210 West 31st Street for $48.0 million plus $1.8 million of closing costs. Since acquisition in December 2016, the Company has capitalized $6.8 million related to a finance lease asset, $3.8 million in development costs and $9.2 million of other certain costs such as financing costs, real estate taxes and insurance costs that have been capitalized to building and improvements. On October 1, 2018, the Company placed the development on hold and ceased capitalizing expenses.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

4.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of December 31, 2019 and 2018, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Cost	$15,422	$17,183	$72	$99	$(10,802)	$(11,526)
Accumulated Amortization	(7,954)	(6,163)	(28)	(34)	6,125	4,178

Net Amount	$7,468	$11,020	$44	$65	$(4,677)	$(7,348)

Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the years ended December 31, 2019, 2018 and 2017 were as follows (in thousands):

	Tenant Origination and Absorption Costs			Above-Market Lease Assets			Below-Market Lease Liabilities
	For the Years Ended December 31,			For the Years Ended December 31,			For the Years Ended December 31,
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Amortization	$(3,492)	$(4,513)	$(3,892)	$(17)	$(18)	$(10)	$2,671	$3,435	$2,038

The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2019 will be amortized for the years ending December 31 as follows (in thousands):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
2020	$(2,518)	$(12)	$1,750
2021	(1,815)	(12)	973
2022	(1,181)	(12)	744
2023	(882)	(8)	595
2024	(656)	—	389
Thereafter	(416)	—	226

	$(7,468)	$(44)	$4,677

Weighted-Average Remaining Amortization Period	4.0 years	3.6 years	3.9 years

As of December 31, 2019 and 2018, the Company had recorded a housing subsidy intangible asset, net of amortization, which is included in prepaid expenses and other assets in the accompanying balance sheets, of $2.3 million and $2.4 million, respectively. As of December 31, 2019, the housing subsidy intangible asset has a remaining amortization period of 28.7 years. During the years ended December 31, 2019, 2018 and 2017, the Company recorded in depreciation and amortization, expense of $0.1 million, $0.1 million and $0.1 million, respectively, related to the housing subsidy intangible asset.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Additionally, as of December 31, 2019 and 2018, the Company had recorded property tax abatement intangible assets, net of amortization, which are included in prepaid expenses and other assets in the accompanying balance sheets, of $1.8 million and $2.3 million, respectively. As of December 31, 2019, the property tax abatement intangible assets had a weighted-average remaining amortization period of 3.8 years. During the years ended December 31, 2019, 2018 and 2017, the Company recorded in depreciation and amortization expense, of $0.5 million, $0.5 million and $0.1 million, respectively, related to the property tax abatement intangible asset.

5.	REAL ESTATE EQUITY SECURITIES

The Company’s real estate equity securities are carried at their estimated fair value based on quoted market prices for the security. Transaction costs that are directly attributable to the acquisition of real estate equity securities are capitalized to its cost basis. Unrealized gains and losses on real estate equity securities are recognized in earnings. As of December 31, 2019 and 2018, the Company owned 1,160,591 shares of common stock of Franklin Street Properties Corp. (NYSE Ticker: FSP).

As of December 31, 2019 and 2018, the total book value of the Company’s real estate equity securities was $9.9 million and $7.2 million, respectively. During the year ended December 31, 2019 and 2018, the Company recorded a $2.7 million gain and a $1.9 million loss on real estate equity securities and recognized $0.4 million and $0.2 million of dividend income from real estate equity securities, respectively.

6.	INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

On June 28, 2016, the Company originated a participating loan facility in an amount up to €2.6 million ($2.9 million at closing). The Company funded approximately €2.1 million ($2.3 million at closing). The proceeds were used by STAM to fund a 5% general partner interest in a joint venture acquiring a portfolio of light industrial properties located throughout France. The total acquisition cost of the portfolio was approximately €95.5 million ($105.6 million at closing). Under the terms of the participating loan facility, the Company participates in the expected residual profits of the portfolio and the terms are structured in a manner such that the risks and rewards of the arrangement are similar to those associated with an investment in a real estate joint venture. Accordingly, the participating loan facility is accounted for under the equity method of accounting. In addition to the amount funded at closing, the Company also capitalized an additional $0.2 million of acquisition costs and fees. During the years ended December 31, 2019, 2018 and 2017, the Company recognized $2.8 million, $0.3 million and $0.1 million, respectively, of income with respect to this investment.

During the year ended December 31, 2019, STAM completed the liquidation of the portfolio and the Company recognized $2.8 million of equity in income of unconsolidated entity with respect to this investment. On May 9, 2019, the Company received a distribution in the amount of €4.5 million or $5.1 million. As of December 31, 2019, the Company’s investment in unconsolidated entity was $0.5 million.

On December 31, 2019, the Company acquired 13 Class A Units for $2.9 million in Pacific Oak Opportunity Zone Fund I, LLC (“Pacific Oak Opportunity Zone Fund I”). As of December 31, 2019, Pacific Oak Opportunity Zone Fund I consolidated two joint ventures with real estate under development. As of December 31, 2019, the Company has concluded that Pacific Oak Opportunity Zone Fund I qualifies as a Variable Interest Entity (“VIE”) because there is insufficient equity at risk to finance the entity’s activities and the entity is structured with non-substantive voting rights. The Company concluded it is not the primary beneficiary of this VIE since it does not have the power to direct the activities that most significantly impact the entity’s economic performance and will account for its investment under the equity method of accounting.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The Company’s maximum exposure to loss as a result of its involvement with this VIE is limited to the carrying value of the investment in Pacific Oak Opportunity Zone Fund I which totaled $2.9 million as of December 31, 2019.

7.	NOTES PAYABLE

As of December 31, 2019 and 2018, the Company’s notes payable consisted of the following (in thousands):

	Book Value as of December 31, 2019	Book Value as of December 31, 2018	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date
Springmaid Beach Resort Mortgage Loan (2)	$56,536	$37,280	One-month LIBOR +2.25% (2)	5.75%	Principal & Interest	08/10/2022
Q&C Hotel Mortgage Loan (3)	25,000	23,551	One-month LIBOR + 2.50% (3)	4.50%	Principal & Interest	12/23/2022
2200 Paseo Verde Mortgage Loan (4)	—	7,947	(4)	(4)	(4)	(4)
Lincoln Court Mortgage Loan	34,615	33,500	One-month LIBOR + 1.75%	3.44%	Interest Only	06/01/2020
Lofts at NoHo Commons Mortgage Loan (5)	73,862	72,100	One-month LIBOR + 2.18%	3.93%	Interest Only	09/09/2021
210 West 31st Street Mortgage Loan (6)	20,000	38,041	One-month LIBOR + 3.00%	4.71%	Interest Only	12/16/2020 (6)
Oakland City Center Mortgage Loan (7)	95,989	94,500	One-month LIBOR + 1.75%	3.44%	Interest Only (7)	09/01/2022
Madison Square Mortgage Loan (8)	23,593	21,895	One-month LIBOR + 4.05% (8)	5.79%	Interest Only	10/09/2020

Total notes payable principal outstanding	329,595	328,814
Deferred financing costs, net	(3,600)	(2,271)

Total notes payable, net	$325,995	$326,543

(1)

Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2019. Effective interest rate is calculated as the actual interest rate in effect as of December 31, 2019 (consisting of the contractual interest rate, contractual floor rates and the effects of interest rate caps, if applicable), using interest rate indices at December 31, 2019, where applicable.

(2)

As of December 31, 2019, $56.5 million had been disbursed to the Company and up to $10.5 million was available for future disbursements, subject to certain terms and conditions contained in the loan documents. The interest rate is variable at the higher of one-month LIBOR + 2.25% or 5.75%.

(3)

On December 23, 2019, the Company closed the refinancing of the Q&C Hotel Mortgage Loan and the maturity date was extended to December 23, 2022. The new interest rate is variable at the higher of one-month LIBOR + 2.5% or 4.5%.

(4)	On November 4, 2019, in connection with the disposition of 2200 Paseo Verde, the Company repaid the $8.7 million outstanding principal balance due under the 2200 Paseo Verde Mortgage Loan.
(5)

As of December 31, 2019, $73.9 million had been disbursed to the Company and up to $2.1 million is available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents.

(6)

On December 16, 2019, the Company closed the refinancing of the 210 West 31st Street Mortgage Loan and the maturity date was extended to December 16, 2020. The previous loan amount was fully repaid and the new loan amount was $20.0 million.

(7)

As of December 31, 2019, $96.0 million had been disbursed to the Company and up to $7.4 million is available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents. Beginning October 1, 2020, monthly payments will include principal and interest with principal payments of $110,000 or, in the event the Company repays any principal of the loan amount, with principal payments calculated using an amortization schedule of 30 years and an annual interest rate of 6.0%, subject to certain terms and conditions contained in the loan documents.

(8)

As of December 31, 2019, $23.6 million had been disbursed to the Company and up to $10.5 million is available for future disbursements to be used for tenant improvements and leasing expenses, subject to certain terms and conditions contained in the loan

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

documents. The Madison Square Mortgage Loan bears interest at a floating rate of 405 basis points over one-month LIBOR, but at no point shall the interest rate be less than 5.05%. The property securing this mortgage loan was formerly known as Grace Court and was re-named Madison Square in connection with the Company’s re-branding strategy of the property.

During the years ended December 31, 2019, 2018 and 2017, the Company incurred $19.9 million, $14.7 million and $8.8 million, respectively, of interest expense. Included in interest expense was: (i) the amortization of deferred financing costs of $1.8 million, $1.7 million and $1.6 million for the years ended December 31, 2019, 2018 and 2017, respectively, (ii) the capitalization of interest to building and improvements related to its redevelopment project at 210 West 31st Street of $0, $3.9 million and $4.1 million for the years ended December 31, 2019, 2018 and 2017, and (iii) unrealized losses of $63,000, $23,000 and $0.1 million on interest rate cap agreements for the years ended December 31, 2019, 2018 and 2017. As of December 31, 2019 and 2018, the Company’s interest payable was $0.8 million and $1.4 million, respectively, which is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

The following is a schedule of maturities, including principal amortization payments, for all notes payable outstanding as of December 31, 2019 (in thousands):

2020	$79,931
2021	76,575
2022	173,089

$329,595

The Company’s notes payable contain financial and non-financial debt covenants. As of December 31, 2019, the Company was in compliance with all debt covenants, except that the borrower under the Madison Square Mortgage Loan was out of debt service coverage compliance. Such non-compliance does not constitute an event of default under the loan agreement. As a result of such non-compliance, the Company is required to maintain an interest shortfall reserve.

The Company’s note payable with respect to the Springmaid Beach Resort Mortgage Loan requires the Company to maintain a minimum working capital reserve in an amount sufficient to fund the working capital requirements of the Springmaid Beach Resort through the off-peak season, which amount shall be reduced by any amounts for working capital reserved by the third-party hotel operator. The working capital reserve was included in restricted cash on the accompanying consolidated balance sheets.

8.	DERIVATIVE INSTRUMENTS

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates. The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into the derivatives for speculative purposes.

Interest Rate Caps

The Company enters into interest rate caps to mitigate its exposure to rising interest rates on its variable rate notes payable. The values of interest rate caps are primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

increases in interest rates, will increase the value of interest rate caps. As the remaining life of an interest rate cap decreases, the value of the instrument will generally decrease towards zero. As of December 31, 2019, the Company had four interest rate caps outstanding, with a total notional value of $177.1 million, which were not designated as hedging instruments.

During the years ended December 31, 2019, 2018 and 2017, the Company recorded unrealized losses of $63,000, $23,000 and $0.1 million, respectively, on interest rate cap agreements, which were included in interest expense on the accompanying consolidated statements of operations.

Foreign Currency Contracts

The Company enters into foreign currency forward contracts to mitigate its exposure to foreign currency exchange rate movements on its investment in unconsolidated entity. The foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. On May 9, 2019, the Company terminated its $2.1 million foreign currency forward contract and received $0.1 million in connection with the termination.

During the year ended December 31, 2019, the Company recorded a foreign currency gain of $0.1 million on the foreign currency forward contract, which is included as an offset to general and administrative expenses on the accompanying consolidated statements of operations. During the year ended December 31, 2018, the Company recorded a foreign currency gain of $0.1 million on the foreign currency forward contract, which is included an offset to general and administrative expenses on the accompanying consolidated statements of operations. The fair value of the foreign currency forward contract was $0 as of December 31, 2019. The fair value of the foreign currency forward contract was $0.1 million asset as of December 31, 2018 and was included in other assets on the accompanying balance sheets.

9.	FAIR VALUE DISCLOSURES

The following were the face value, carrying amount and fair value of the Company’s financial instruments as of December 31, 2019 and 2018, which carrying amounts do not approximate the fair values (in thousands):

	December 31, 2019			December 31, 2018
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial liability:
Notes payable	$329,595	$325,995	$330,687	$328,814	$326,543	$329,588

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

As of December 31, 2019, the Company measured the following assets at fair value on a recurring basis (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Real estate equity securities	$9,934	$9,934	$—	$—
Asset derivatives – interest rate caps	$—	$—	$—	$—

As of December 31, 2018, the Company measured the following assets at fair value on a recurring basis (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Real estate equity securities	$7,230	$7,230	$—	$—
Asset derivatives – interest rate caps	$6	$—	$6	$—
Asset derivative – foreign currency forward contract	$68	$—	$68	$—

As of December 31, 2018, the Company measured the following asset at fair value on a nonrecurring basis (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Nonrecurring Basis:
Impaired real estate (1)	$54,927	$—	$—	$54,927

(1)

Amount represents the fair value for a real estate asset impacted by impairment charges during the year ended December 31, 2018, as of the date that the fair value measurement was made. The carrying value for the real estate asset may have subsequently increased or decreased from the fair value reflected due to activity that has occurred since the measurement date.

During the year ended December 31, 2018, one of the Company’s real estate properties was measured at its estimated fair value based on a sales comparison approach. As a result, this property was impaired and the carrying value was adjusted due to a change in the projected hold period and related decrease in projected cash flows. See note 3, “Real Estate – Impairment of Real Estate” for a further discussion on the impaired real estate property.

10.	RELATED PARTY TRANSACTIONS

As described further below, the Company has entered into agreements with certain affiliates pursuant to which they provide services to the Company. Keith D. Hall and Peter McMillan III control and indirectly own

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Pacific Oak Holding Group, LLC, the Company’s sponsor since November 1, 2019. Pacific Oak Holding is the sole owner of Pacific Oak Capital Advisors, LLC, the Company’s advisor since November 1, 2019. Messrs. Hall and McMillan are also two of the Company’s executive officers and directors.

In addition, along with Charles J. Schreiber, Jr., Keith D. Hall and Peter McMillan III control and indirectly own KBS Holdings LLC, the Company’s sponsor prior to November 1, 2019. KBS Holdings is the sole owner of KBS Capital Advisors LLC, the Company’s advisor prior to November 1, 2019, and KBS Capital Markets Group LLC, the entity that acted as the dealer manager of the Company’s now-terminated primary initial public offering.

From the Company’s inception through October 31, 2019, KBS Capital Advisors provided day-to-day management of the Company’s business. The advisory agreement with KBS Capital Advisors terminated on October 31, 2019, and the Company hired Pacific Oak Capital Advisors under substantially the same terms on November 1, 2019. The advisory agreement with Pacific Oak Capital Advisors has a one year term subject to an unlimited number of successive one year renewals upon the mutual consent of the parties.

The Company entered the Dealer Manager Agreement with the Dealer Manager on August 12, 2014 in connection with the launch of its initial public offering which agreement was amended and restated on February 17, 2016 and terminated effective December 31, 2019. Pursuant to the Dealer Manager Agreement, through February 16, 2017, the Dealer Manager was entitled to receive selling commissions of up to 6.5% and dealer manager fees of up to 3.0% of the purchase price for shares of the Company’s common stock sold in its primary offering. Effective February 17, 2016, the Dealer Manager was entitled to receive selling commissions of up to 6.5% of the purchase price for Class A shares of the Company’s common stock sold in the primary offering and up to 3.0% of the purchase price of the Company’s Class T shares of common stock sold in the primary offering, as well as a dealer manager fee of up to 2.0% of the purchase price of each class of shares of the Company’s common stock sold in the primary offering. All or a portion of the selling commissions were not charged with regard to shares sold to certain categories of purchasers. A reduced dealer manager fee was payable with respect to certain volume discount sales. The Dealer Manager reallowed 100% of selling commissions to broker-dealers participating in the Company’s initial public offering. From its dealer manager fee, the Dealer Manager generally reallowed to any participating broker-dealer up to 1.0% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee (in select cases, up to 1.5% of the gross primary offering proceeds).

In addition, the Dealer Manager received an annual stockholder servicing fee of 1.0% of the purchase price per share (ignoring any discounts that may be available to certain categories of purchasers) of Class T common stock sold in the Company’s primary initial public offering solely to the extent there was a broker-dealer of record with respect to such Class T share that had entered into a currently effective selected dealer agreement or servicing agreement that provided for the payment to such broker-dealer of the stockholder servicing fee with respect to such Class T share, and such broker-dealer of record was in compliance with the applicable terms of such selected dealer agreement or servicing agreement related to such payment. To the extent payable, the stockholder servicing fee accrued daily and was paid monthly in arrears, and the Dealer Manager reallowed 100% of the stockholder servicing fee to such broker-dealer of record for services provided to Class T stockholders after the initial sale of the Class T share.

No stockholder servicing fee was paid with respect to Class T shares purchased through the Company’s dividend reinvestment plan offering or issued pursuant to a stock dividend.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

In addition to selling commissions, dealer manager fees and the stockholder servicing fee, and subject to the limitations on organization and offering expenses described above, the Company was also obligated to reimburse the Dealer Manager and its affiliates for certain offering-related expenses that they incurred on the Company’s behalf. These expenses included, among others, the cost of bona fide training and education meetings held by the Company (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees payable to participating broker-dealers hosting retail seminars and travel, meal and lodging costs for registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail seminars conducted by broker-dealers, legal fees of the Dealer Manager and promotional items. The Company reimbursed the Dealer Manager for such underwriting compensation incurred in connection with our initial public offering as discussed in the prospectus for its initial public offering. The Company also directly paid or reimbursed the Dealer Manager for bona fide invoiced due diligence expenses of broker-dealers.

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2019, 2018 and 2017, respectively, and any related amounts payable as of December 31, 2019 and 2018 (in thousands):

	Incurred in the Years Ended December 31,			Payable as of December 31,
	2019	2018	2017	2019	2018
Expensed
Asset management fees	4,093	3,985	2,775	620	22
Reimbursable operating expenses (1)	315	477	339	—	35
Disposition fee (2)	281	—	—	—	—
Capitalized
Acquisition fees	29	228	4,943	29	178
Asset management fees	—	—	67	—	—
Additional Paid-in Capital
Sales commissions	—	614	2,412	—	—
Dealer manager fees	—	337	1,352	—	—
Stockholder servicing fees (3)	—	14	1,149	—	—
Reimbursable other offering costs (4)	—	175	668	—	—

	$4,718	$5,830	$13,705	$649	$235

(1)

Reimbursable operating expenses primarily consists of internal audit personnel costs, accounting software and cyber security related expenses incurred by the applicable advisor under the applicable advisory agreement. The Company has reimbursed the applicable advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $260,000, $389,000 and $335,000 for the years ended December 31, 2019, 2018 and 2017, respectively, and were the only employee costs reimbursed under the applicable advisory agreement for the years ended December 31, 2019, 2018 and 2017. The applicable advisor may seek reimbursement for certain other employee costs under the applicable advisory agreement. The Company will not reimburse for employee costs in connection with services for which the applicable advisor earns acquisition or origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the applicable advisor or its affiliates may pay to the Company’s executive officers. In addition to the amounts above, the Company reimburses the applicable advisor for certain of the Company’s direct costs incurred from third parties that were initially paid by the applicable advisor on behalf of the Company.

(2)	Disposition fees with respect to real estate sold are included in the gain on sale of real estate in the accompanying consolidated statements of operations.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

(3)

Reflects the stockholder servicing fee paid based on the terms of the Class T Shares. Pursuant to the terms of the Class T shares as set forth in the Articles Supplementary and Multiple Class Plan of the Company, the Company ceased accruing for stockholder servicing fees after July 31, 2018.

(4)	See “Other Offering Costs” below.

During the year ended December 31, 2018, KBS Capital Advisors reimbursed the Company $35,000 for property insurance rebates. During the year ended December 31, 2017, KBS Capital Advisors reimbursed the Company $0.1 million for legal and professional fees, travel expenses and property insurance rebates.

Other Offering Costs

Organization and offering costs (other than selling commissions, dealer manager fees and the stockholder servicing fee) of the Company may be paid by KBS Capital Advisors, the Dealer Manager or their affiliates on behalf of the Company or may be paid directly by the Company. These offering costs include all expenses incurred by the Company in connection with the Private Offering and the Public Offering. Organization costs include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

The Company recorded $1.0 million of offering costs (other than selling commissions and dealer manager fees) related to the Private Offering, all of which was initially paid by KBS Capital Advisors or its affiliates on behalf of the Company and subsequently reimbursed by the Company. In addition, the Company paid $1.9 million in selling commissions and dealer manager fees related to the Private Offering.

During the Public Offering, pursuant to the advisory agreement with KBS Capital Advisors and the Dealer Manager Agreement, the Company is obligated to reimburse KBS Capital Advisors, the Dealer Manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of the Company, provided that no reimbursements made by the Company to KBS Capital Advisors or the Dealer Manager may cause total organization and offering expenses incurred by the Company in connection with the Public Offering (including selling commissions, dealer manager fees and the stockholder servicing fee) to exceed 15% of the aggregate gross proceeds from the Public Offering as of the date of reimbursement. In addition, KBS Capital Advisors and its affiliates reimbursed the Company to the extent that the organization and other offering expenses (which exclude selling commissions, dealer manager fees and stockholder servicing fees) paid directly or reimbursed by the Company in connection with the primary portion of the Public Offering, regardless of when incurred, exceeded 1.0% of gross offering proceeds from the primary portion of the Public Offering. KBS Capital Advisors and its affiliates are responsible for any organization and other offering expenses related to the primary portion of the Public Offering to the extent they exceed 1.0% of gross proceeds from the primary portion of the Public Offering.

Through December 31, 2019, KBS Capital Advisors and its affiliates had incurred organization and other offering costs (which exclude selling commissions dealer manager fees and stockholder servicing fees) on the Company’s behalf in connection with the Public Offering of approximately $11.4 million. As of December 31, 2019, the Company had recorded $14.5 million in selling commissions and dealer manager fees and $1.7 million of stockholder servicing fees. As of December 31, 2019, the Company had recorded $2.3 million of other organization and offering expenses, which amounts represent the Company’s maximum liability for organization and other offering costs as of December 31, 2019 based on the 1.0% limitation described above.

In addition, as of December 31, 2019, KBS Capital Advisors had incurred $0.1 million in organization and offering costs on behalf of the Company in connection with a proposed follow-on offering the Company filed

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

with the SEC on August 10, 2017. On December 18, 2018, the Company withdrew the proposed follow-on offering.

Insurance.

On January 6, 2014, the Company, together with KBS Real Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust, Inc. (“KBS REIT III”), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), POSOR I, the Dealer Manager, KBS Capital Advisors and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers was allocated by KBS Capital Advisors and its insurance broker among each of the various entities covered by the program, and was billed directly to each entity. In June 2015, KBS Growth & Income REIT, Inc. (“KBS Growth & Income REIT”) was added to the insurance program at terms similar to those described above. At renewal in June 2018, the Company, along with POSOR I and KBS Legacy Partners Apartment REIT elected to cease participation in the program and obtain separate insurance coverage. The Company, together with POSOR I, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is or was allocated by the Company’s applicable advisor and its insurance broker among each REIT covered by the program, and is billed directly to each REIT. The program is effective through June 30, 2020.

Pacific Oak Opportunity Zone Fund I.

On December 31, 2019, the Company made a $2.9 million investment in the Pacific Oak Opportunity Zone Fund I. Pacific Oak Opportunity Zone Fund I is sponsored by Pacific Oak Holding. Pacific Oak Capital Advisors is entitled to certain fees in connection with the fund. The fund will pay an acquisition fee equal to 1.5% of the purchase price of each asset (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) with a purchase price less than or equal to $25.0 million plus 1.0% of the purchase price in excess of $25.0 million; a quarterly asset management fee equal to 0.25% of the total purchase price of all assets (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) as of the end of the applicable quarter; and a financing fee equal to 0.5% of the original principal amount of any indebtedness they incur (reduced by any financing fee previously paid with respect to indebtedness being refinanced). In the case of investments made through joint ventures, the fees above will be determined based on our proportionate share of the investment. Pacific Oak is also entitled to certain distributions paid by the Pacific Oak Opportunity Zone Fund I after the Class A Members have received their preferred return. These fees and distributions have been waived for the Company’s $2.9 million investment.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

11.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2019 and 2018 (in thousands, except share and per share amounts):

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$15,196	$19,336	$18,747	$15,462
Class A Common Stock:
Net loss attributable to common stockholders	$(914)	$(1,537)	$(1,519)	$(488)
Net loss per common share, basic and diluted	$(0.05)	$(0.09)	$(0.08)	$(0.03)
Cash distributions declared per common share	$0.040	$0.024	$0.024	$0.024

Class T Common Stock:
Net loss attributable to common stockholders	$(621)	$(1,048)	$(1,038)	$(334)
Net loss per common share, basic and diluted	$(0.05)	$(0.09)	$(0.08)	$(0.03)
Cash distributions declared per common share	$0.040	$0.024	$0.024	$0.024

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$14,835	$19,463	$19,993	$15,991
Class A Common Stock:
Net loss attributable to common stockholders	$(1,573)	$(22)	$(2,914)	$(9,183)
Net loss per common share, basic and diluted	$(0.09)	$—	$(0.16)	$(0.51)
Cash distributions declared per common share	$0.047	$0.048	$0.048	$0.048

Class T Common Stock:
Net loss attributable to common stockholders	$(1,294)	$(282)	$(2,049)	$(6,191)
Net loss per common share, basic and diluted	$(0.11)	$(0.02)	$(0.17)	$(0.51)
Cash distributions declared per common share	$0.024	$0.025	$0.041	$0.048

Stock dividends declared per common share –Classes A and T	0.005	0.005	0.005	0.003

12.	COMMITMENTS AND CONTINGENCIES

Management Agreement

Springmaid Beach Resort

The consolidated joint venture entity through which the Company leases the operations for Springmaid Beach Resort has entered into a management agreement with Doubletree Management LLC, an independent

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

third-party hotel operator (the “Operator”) pursuant to which the Operator will manage and operate the Springmaid Beach Resort. The hotel was branded a DoubleTree by Hilton in September 2016 (the “Brand Commencement Date”).

The management agreement expires on December 31 of the 20th full year following the Brand Commencement Date. Upon mutual agreement, the parties may extend the term of the agreement for two successive periods of five years each. If an event of default occurs and continues beyond any applicable notice and cure periods set forth in the management agreement, the non-defaulting party generally has, among other remedies, the option of terminating the management agreement upon written notice to the defaulting party with no termination fee payable to Doubletree. In addition, the Company has the right to terminate the management agreement without the payment of a termination fee if Doubletree fails to achieve certain criteria relating to the performance of the hotel for any two consecutive years following the Brand Commencement Date. Under certain circumstances following a casualty or condemnation event, either party may terminate the management agreement provided Doubletree receives a termination fee an amount equal to two years of the base fee. The Company is permitted to terminate the management agreement upon a sale, lease or other transfer of the Springmaid Beach Resort any time so long as the buyer is approved for, and enters into a DoubleTree by Hilton franchise agreement for the balance of the agreement’s term. Finally, the Company is restricted in its ability to assign the management agreement upon a sale, lease or other transfer the Springmaid Beach Resort unless the transferee is approved by Doubletree to assume the management agreement.

Pursuant to the management agreement the Operator receives the following fees:

•

a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the Brand Commencement Date and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

•	an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and the joint venture owner’s priority, which is 12% of the joint venture owner’s total investment);

•	an additional services fee in the amount reasonably determined by the Operator from time to time; and

•	a brand services fee in the amount of 4% of total rooms revenue, and an other brand services fee in an amount determined by the Operator from time to time.

The management agreement contains specific standards for the operation and maintenance of the hotel, which allows the Operator to maintain uniformity in the system created by the Operator’s franchise. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with the management agreement will require the Company to make significant expenditures for capital improvements.

During the years ended December 31, 2019, 2018 and 2017, the Company incurred $0.6 million, $0.6 million and $0.3 million, respectively, of fees related to the management agreement, which are included in hotel expenses on the accompanying consolidated statements of operations.

Q&C Hotel

A wholly owned subsidiary of the joint venture through which the Company leases the operations of the Q&C Hotel (“Q&C Hotel Operations”) has entered into a management agreement with Encore Hospitality, LLC

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

(“Encore Hospitality”), an affiliate of the joint venture partner, pursuant to which Encore Hospitality will manage and operate the Q&C Hotel. The management agreement expires on December 17, 2035. Subject to certain conditions, Encore Hospitality may extend the term of the agreement for a period of five years. Pursuant to the management agreement Encore Hospitality will receive a base fee, which is 4.0% of gross revenue (as defined in the management agreement). During the years ended December 31, 2019, 2018 and 2017, the Company incurred $0.4 million, $0.4 million and $0.4 million, respectively, of fees related to the management agreement, which are included in hotel expenses on the accompanying consolidated statements of operations.

Q&C Hotel Operations has also entered into a franchise agreement with Marriott International (“Marriott”) pursuant to which Marriott has granted Q&C Hotel Operations a limited, non-exclusive license to establish and operate the Q&C Hotel using certain of Marriott’s proprietary marks and systems and the hotel was branded as a Marriott Autograph Collection hotel on May 25, 2016. The franchise agreement will expire on May 25, 2041. Pursuant to the franchise agreement, Q&C Hotel Operations pays Marriott a monthly franchise fee equal to a percent of gross room sales on a sliding scale that is initially 2% and increases to 5% on May 25, 2019 and a monthly marketing fund contribution fee equal to 1.5% of the Q&C Hotel’s gross room sales. In addition, the franchise agreement requires the maintenance of a reserve account to fund all renovations at the hotel based on a percentage of gross revenues which starts at 2% of gross revenues and increases to 5% of gross revenues on May 25, 2019. Q&C Hotel Operations is also responsible for the payment of certain other fees, charges and costs as set forth in the agreement. During the years ended December 31, 2019, 2018 and 2017, the Company incurred $0.7 million, $1.0 million and $0.9 million, respectively, of fees related to the Marriott franchise agreement.

In addition, in connection with the execution of the franchise agreement, SOR US Properties II is providing an unconditional guarantee that all Q&C Hotel Operations’ obligations under the franchise agreement will be punctually paid and performed. Finally, certain transfers of the Q&C Hotel or an ownership interest therein are subject to a notice and consent requirement, and the franchise agreement further provides Marriott with a right of first refusal with respect to a sale of the hotel to a competitor of Marriott.

Lease Obligations

As of December 31, 2019, the Company had leasehold interests expiring on various expiration dates between 2020 and 2114. Future minimum lease payments owed by the Company under the finance leases as of December 31, 2019 are as follows (in thousands):

2020	$740
2021	735
2022	935
2023	525
2024	360
Thereafter	52,956

Total expected minimum lease obligations	56,251
Less: Amount representing interest (1)	(48,044)

Present value of net minimum lease payments (2)	$8,207

(1)	Interest includes the amount necessary to reduce the total expected minimum lease obligations to present value calculated at the Company’s incremental borrowing rate at acquisition.
(2)	The present value of net minimum lease payments are presented in other liabilities in the accompanying consolidated balance sheets.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that the Advisor is unable to provide these services, the Company will be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations as of December 31, 2019. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Legal Matters

From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

13.	SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Cash Distributions Paid

On January 2, 2020, we paid distributions of $0.2 million related to a monthly distribution in the amount of $0.00799167 per share on the outstanding shares of all classes of our common stock as of December 19, 2019.

Proposed Merger

On February 19, 2020, the Company, POSOR I, and Pacific Oak SOR II, LLC, an indirect subsidiary of POSOR I (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of POSOR I. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of the Company shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of the Company’s common stock will be converted into the right to receive 0.9643 shares of POSOR I common stock. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.”

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Concurrently with the entry into the Merger Agreement, POSOR I and the Advisor entered into the Amended and Restated Advisory Agreement (the “Amended Advisory Agreement”). The Amended Advisory Agreement amended POSOR I’s existing advisory agreement to provide that no acquisition fees will be paid in connection with the Merger and to set the “issue price” ($10.63 per share) of the shares issued in the Merger for purposes of calculating the Advisor’s incentive fee. The Merger itself will not trigger an incentive fee to the Advisor by POSOR I or the Company.

Concurrently with the entry into the Merger Agreement, the Company and the Advisor entered into a termination letter agreement (the “Termination Agreement”), effective as of February 19, 2020. Pursuant to the Termination Agreement, the advisory agreement between the Company and the Advisor (the “POSOR II Advisory Agreement”) will be terminated at the effective time of the Merger. Also pursuant to the Termination Agreement, the Advisor waived any disposition fee it otherwise would be entitled to receive from the Company with respect to the Merger. If, however, the Company is ultimately sold to another bidder, then the Advisor may be entitled to a disposition fee from the Company in an amount as set forth in the POSOR II Advisory Agreement.

COVID-19

The recent global outbreak of COVID-19 (more commonly known as the Coronavirus) has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain. Customers and potential customers of the properties we own could be adversely affected by the disruption to business caused by the global outbreak of the Coronavirus. This could lead to similar negative impacts on our business.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2019

(dollar amounts in thousands)

				Initial Cost to Company			Cost Capitalized Subsequent to Acquisition (2)	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total		Land	Building and Improvements (1)	Total (3)		Original Date of Construction	Date Acquired
Springmaid Beach Resort	Myrtle Beach, SC	90.0%	$56,536	$27,340	$12,727	$40,067	$25,193	$27,438	$37,822	$65,260	$(10,314)	1948/1980/1992/1995/2001	12/30/2014
Q&C Hotel	New Orleans, LA	90.0%	25,000	1,232	49,452	50,684	3,781	1,232	53,233	54,465	(8,315)	1913	12/17/2015
Lincoln Court	Campbell, CA	100.0%	34,615	14,706	38,080	52,786	24	14,706	38,104	52,810	(5,641)	1985	05/20/2016
Lofts at NoHo Commons	North Hollywood, CA	90.0%	73,862	26,222	73,750	99,972	7,557	26,222	81,307	107,529	(6,576)	2007	11/16/2016
210 West 31st Street (4)	New York, NY	80.0%	20,000	—	50,141	50,141	5,103	—	55,244	55,244	—	(5)	12/01/2016
Oakland City Center	Oakland, CA	100.0%	95,989	22,150	148,495	170,645	4,103	22,150	152,598	174,748	(17,493)	1985/1990	08/18/2017
Madison Square (6)	Phoenix, AZ	90.0%	23,593	10,540	22,684	33,224	2,126	10,540	24,810	35,350	(3,384)	1911/2003/2007/2008	10/03/2017

	Total Properties			$102,190	$395,329	$497,519	$47,887	$102,288	$443,118	$545,406	$(51,723)

(1)	Building and improvements includes tenant origination and absorption costs and construction costs for the Company’s project that was under development.
(2)	Costs capitalized subsequent to acquisition is net of impairments and write-offs of fully depreciated/amortized assets.
(3)	The aggregate cost of real estate for federal income tax purposes was $552.9 million (unaudited) as of December 31, 2019.
(4)	The Company acquired the rights to a leasehold interest with respect to this property. The leasehold interest expires January 31, 2114.
(5)	210 West 31st Street is a development property.
(6)	The Company acquired the rights to a leasehold interest with respect to the land at this property.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2019

(dollars in thousands)

	2019	2018	2017
Real Estate:
Balance at the beginning of the year	$547,310	$549,086	$324,176
Acquisitions	—	—	203,869
Improvements	13,744	9,577	10,075
Construction in progress	317	5,940	13,280
Write-off of fully depreciated and fully amortized assets	(1,343)	(2,548)	(2,314)
Disposition	(14,622)	—	—
Impairments	—	(14,745)	—

Balance at the end of the year	$545,406	$547,310	$549,086

Accumulated depreciation and amortization:
Balance at the beginning of the year	$35,704	$18,646	$6,853
Depreciation and amortization expense	19,326	19,606	14,107
Write-off of fully depreciated and fully amortized assets	(1,343)	(2,548)	(2,314)
Disposition	(1,964)	—	—

Balance at the end of the year	$51,723	$35,704	$18,646

ITEM 16.	FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on March 26, 2020.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.
By:	/s/ KEITH D. HALL
Keith D. Hall
Chief Executive Officer and Director (principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date

/s/ KEITH D. HALL Keith D. Hall	Chief Executive Officer and Director (principal executive officer)	March 26, 2020

/s/ PETER MCMILLAN III Peter McMillan III	Chairman of the Board, President and Director	March 26, 2020

/s/ MICHAEL A. BENDER Michael A. Bender	Chief Financial Officer (principal financial officer)	March 26, 2020

/s/ LAURENT DEGRYSE Laurent Degryse	Director	March 26, 2020

/s/ JOHN P. JOLIET John P. Joliet	Director	March 26, 2020

/s/ KENNETH G. YEE Kenneth G. Yee	Director	March 26, 2020

Annex E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-55424

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	46-2822978
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
11150 Santa Monica Blvd., Suite 400
Los Angeles, California	90025
(Address of Principal Executive Offices)	(Zip Code)

(424) 208-8100

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) for the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 12, 2020, there were 17,842,301 and 12,222,534 outstanding shares of Class A and Class T common stock, respectively, of Pacific Oak Strategic Opportunity REIT II, Inc.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

FORM 10-Q

March 31, 2020

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	March 31, 2020	December 31, 2019
	(unaudited)
Assets
Real estate, net	$492,719	$493,683
Real estate equity securities	10,095	9,934

Total real estate and real estate-related investments, net	502,814	503,617
Cash and cash equivalents	7,913	17,500
Restricted cash	4,440	5,976
Investment in unconsolidated entities	3,121	3,468
Rents and other receivables	4,298	4,648
Above-market leases, net	41	44
Prepaid expenses and other assets	9,864	8,230

Total assets	$532,491	$543,483

Liabilities and equity
Notes payable, net	$326,236	$325,995
Accounts payable and accrued liabilities	8,415	6,684
Due to affiliates	1,132	649
Distributions payable	—	242
Below-market leases, net	4,135	4,677
Other liabilities	12,726	12,776
Redeemable common stock payable	632	2,218

Total liabilities	353,276	353,241

Commitments and contingencies (Note 10)
Equity
Pacific Oak Strategic Opportunity REIT II, Inc. stockholders’ equity
Preferred stock, $.01 par value per share; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Class A common stock, $.01 par value per share; 500,000,000 shares authorized, 17,842,301 and 17,949,194 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively	178	179
Class T common stock, $.01 par value per share; 500,000,000 shares authorized, 12,222,534 and 12,272,927 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively	123	123
Additional paid-in capital	266,312	266,310
Cumulative distributions and net losses	(94,809)	(84,339)

Total Pacific Oak Strategic Opportunity REIT II, Inc. stockholders’ equity	171,804	182,273
Noncontrolling interests	7,411	7,969

Total equity	179,215	190,242

Total liabilities and equity	$532,491	$543,483

See accompanying condensed notes to consolidated financial statements.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2020	2019
Revenues:
Office revenues	$7,096	$7,117
Hotel revenues	4,080	5,980
Apartment revenues	2,056	1,995
Dividend income from real estate equity securities	139	104

Total revenues	13,371	15,196

Expenses:
Office expenses	3,374	3,397
Hotel expenses	4,661	5,175
Apartment expenses	811	897
Asset management fees to affiliate	1,044	1,049
General and administrative expenses	1,643	707
Depreciation and amortization	4,896	5,074
Interest expense	4,126	4,961

Total expenses	20,555	21,260

Other (loss) income:
Other interest income	35	64
Equity in income of unconsolidated entity	—	2,800
(Loss) gain on real estate equity securities	(3,889)	1,114

Total other (loss) income	(3,854)	3,978

Net loss	(11,038)	(2,086)
Net loss attributable to noncontrolling interests	568	551

Net loss attributable to common stockholders	$(10,470)	$(1,535)

Class A Common Stock:
Net loss attributable to common stockholders	$(6,216)	$(914)

Net loss per common share, basic and diluted	$(0.35)	$(0.05)

Weighted-average number of common shares outstanding, basic and diluted	17,879,627	17,984,563

Class T Common Stock:
Net loss attributable to common stockholders	$(4,254)	$(621)

Net loss per common share, basic and diluted	$(0.35)	$(0.05)

Weighted-average number of common shares outstanding, basic and diluted	12,241,151	12,213,311

See accompanying condensed notes to consolidated financial statements.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited)

(in thousands)

	Three Months Ended March 31,
	2020	2019
Net loss	$(11,038)	$(2,086)
Other comprehensive loss:
Foreign currency translation loss	—	(52)

Total other comprehensive loss	—	(52)

Total comprehensive loss	(11,038)	(2,138)
Total comprehensive loss attributable to noncontrolling interests	568	551

Total comprehensive loss attributable to common stockholders	$(10,470)	$(1,587)

See accompanying condensed notes to consolidated financial statements.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENTS OF EQUITY

For the Three Months Ended March 31, 2020 and 2019

(unaudited)

(dollars in thousands)

	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Class A		Class T
	Shares	Amounts	Shares	Amounts
Balance, December 31, 2019	17,949,194	$179	12,272,927	$123	$266,310	$(84,339)	$—	$182,273	$7,969	$190,242
Net loss	—	—	—	—	—	(10,470)	—	(10,470)	(568)	(11,038)
Issuance of common stock	6,552	—	6,290	—	135	—	—	135	—	135
Redemptions of common stock	(113,445)	(1)	(56,683)	—	(1,719)	—	—	(1,720)	—	(1,720)
Transfers from redeemable common stock	—	—	—	—	1,586	—	—	1,586	—	1,586
Noncontrolling interest contributions	—	—	—	—	—	—	—	—	10	10

Balance, March 31, 2020	17,842,301	$178	12,222,534	$123	$266,312	$(94,809)	$—	$171,804	$7,411	$179,215

	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Class A		Class T
	Shares	Amounts	Shares	Amounts
Balance, December 31, 2018	18,103,437	$181	12,208,242	$122	$266,339	$(73,461)	$89	$193,270	$11,168	$204,438
Net loss	—	—	—	—	—	(1,535)	—	(1,535)	(551)	(2,086)
Other comprehensive loss	—	—	—	—	—	—	(52)	(52)	—	(52)
Issuance of common stock	49,225	—	43,979	—	899	—	—	899	—	899
Redemptions of common stock	(226,534)	(2)	(35,977)	—	(2,492)	—	—	(2,494)	—	(2,494)
Transfers from redeemable common stock	—	—	—	—	1,574	—	—	1,574	—	1,574
Distributions declared	—	—	—	—	—	(1,206)	—	(1,206)	—	(1,206)
Noncontrolling interest contributions	—	—	—	—	—	—	—	—	110	110

Balance, March 31, 2019	17,926,128	$179	12,216,244	$122	$266,320	$(76,202)	$37	$190,456	$10,727	$201,183

See accompanying condensed notes to consolidated financial statements.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	For the Three Months Ended March 31,
	2020	2019
Cash Flows from Operating Activities:
Net loss	$(11,038)	$(2,086)
Adjustment to reconcile net loss to net cash used in operating activities
Equity in income of unconsolidated entity	—	(2,800)
Depreciation and amortization	4,896	5,074
Loss (gain) on real estate equity securities	3,889	(1,114)
Deferred rents	(255)	(96)
Amortization of above- and below-market leases, net	(539)	(698)
Amortization of deferred financing costs	524	406
Unrealized gain on derivative instruments	(13)	(71)
Changes in operating assets and liabilities:
Rents and other receivables	575	(1,746)
Prepaid expenses and other assets	(1,862)	(1,518)
Accounts payable and accrued liabilities	766	138
Due to affiliates	412	48
Other liabilities	67	1,352

Net cash used in operating activities	(2,578)	(3,111)

Cash Flows from Investing Activities:
Improvements to real estate	(2,802)	(3,278)
Investment in real estate securities	(3,979)	(4)
Payments for construction costs	(11)	(240)
Investment in unconsolidated entities	(36)	—
Distribution of capital from unconsolidated entities	383	—

Net cash used in investing activities	(6,445)	(3,522)

Cash Flows from Financing Activities:
Proceeds from notes payable	84	3,147
Principal payments on notes payable	(348)	(4,400)
Payments of deferred financing costs	(19)	(22)
Payments to redeem common stock	(1,720)	(2,494)
Distributions paid	(107)	(550)
Noncontrolling interest contributions	10	110

Net cash used in financing activities	(2,100)	(4,209)

Net decrease in cash, cash equivalents and restricted cash	(11,123)	(10,842)
Cash, cash equivalents and restricted cash, beginning of period	23,476	26,858

Cash, cash equivalents and restricted cash, end of period	$12,353	$16,016

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of capitalized interest of $36 and $0 for the three months ended March 31, 2020 and 2019, respectively	$3,525	$4,417

Supplemental Disclosure of Noncash Investing and Financing Activities:
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$135	$899

Foreign currency translation loss on investment in unconsolidated entity	$—	$(52)

Redemption payable	$632	$1,454

Accrued improvements to real estate	$2,123	$1,158

Distributions payable	$—	$242

Construction cost payable	$—	$55

See accompanying condensed notes to consolidated financial statements.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020

(unaudited)

1.	ORGANIZATION

Pacific Oak Strategic Opportunity REIT II, Inc. (the “Company”) was formed on February 6, 2013 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2014 and intends to continue to operate in such a manner. The Company’s business is conducted through Pacific Oak Strategic Opportunity Limited Partnership II (the “Operating Partnership”), a Delaware limited partnership formed on February 7, 2013. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. Pacific Oak Strategic Opportunity Holdings II LLC (“REIT Holdings”), a Delaware limited liability company formed on February 7, 2013, owns the remaining 99.9% partnership interest in the Operating Partnership and is the sole limited partner. The Company is the sole member and manager of REIT Holdings. The Company has three wholly owned taxable REIT subsidiaries (“TRS”), two of which lease the Company’s hotel properties and in turn contract with independent hotel management companies that manage the day-to-day operations of the Company’s hotels; the third consolidates the Company’s wholly owned TRSs. The Company’s TRSs are subject to federal and state income tax at regular corporate tax rates.

Subject to certain restrictions and limitations, the business of the Company was externally managed by KBS Capital Advisors LLC (“KBS Capital Advisors”), an affiliate of the Company, since July 2013 pursuant to an advisory agreement the Company renewed with KBS Capital Advisors on September 26, 2019. KBS Capital Advisors conducted the Company’s operations and managed its portfolio of real estate loans, opportunistic real estate and other real estate-related investments. On October 31, 2019, KBS Capital Advisors ceased to serve as the Company’s advisor or have any advisory responsibility to the Company immediately following the filing of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (filed November 8, 2019) with the Securities and Exchange Commission (the “SEC”). On November 1, 2019, the Company entered into an advisory agreement (the “Advisory Agreement”) with Pacific Oak Capital Advisors, LLC (the “Advisor”). The Advisory Agreement is effective as of November 1, 2019 through November 1, 2020; however the Company may terminate the Advisory Agreement without cause or penalty upon providing 30 days’ written notice and the Advisor may terminate the Advisory Agreement without cause or penalty upon providing 90 days’ written notice. The terms of the Advisory Agreement are consistent with those of the advisory agreement that was previously in effect with KBS Capital Advisors. KBS Capital Advisors previously entered into a sub-advisory agreement with STAM Europe (“STAM”), a real estate operating company based in Paris, France, to provide real estate acquisition and portfolio management services to KBS Capital Advisors in connection with any investments the Company may make in value-added real estate, distressed debt, and real estate-related investments in Europe. Effective April 17, 2019, STAM terminated the sub-advisory agreement with KBS Capital Advisors.

The Company has invested in and manages a portfolio of opportunistic real estate, real estate equity securities and other real estate-related investments located in the United States and Europe. As of March 31, 2020, the Company had invested in two hotel properties, three office properties, one apartment building, two investments in unconsolidated entities and an investment in real estate equity securities. Additionally, as of March 31, 2020, the Company had entered into a consolidated joint venture to develop one office/retail property.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

From July 3, 2013 to August 11, 2014, the Company conducted a private placement offering (the “Private Offering”) exempt from registration under Regulation D of the Securities Act of 1933, as amended (the “Act”). The Company sold 3,619,851 shares of common stock for gross offering proceeds of $32.2 million in the Private Offering.

On November 14, 2013, the Company filed a registration statement on Form S-11 with the SEC to offer a maximum of 180,000,000 shares of common stock for sale to the public (the “Public Offering”), of which 100,000,000 shares were registered in a primary offering and 80,000,000 shares were registered to be sold under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on August 12, 2014. On February 11, 2016, the Company filed an amended registration statement on Form S-11 with the SEC to offer a second class of common stock designated as Class T shares and to designate its initially offered and outstanding common stock as Class A shares. Pursuant to the amended registration statement, the Company offered to sell any combination of Class A and Class T shares in the Public Offering but in no event may the Company sell more than 180,000,000 of shares of its common stock pursuant to the Public Offering. The Company commenced offering Class T shares of common stock for sale to the public on February 17, 2016. KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Company’s former advisor, served as the dealer manager of the Public Offering pursuant to a dealer manager agreement originally dated August 12, 2014 and amended and restated February 17, 2016 (the “Dealer Manager Agreement”). Previously the Dealer Manager served as dealer manager for the Private Offering. The Dealer Manager was responsible for marketing the Company’s shares. The Company ceased offering shares of common stock in the primary portion of the Public Offering on July 31, 2018 and terminated the primary portion of the Public Offering on September 28, 2018. The Company continues to offer shares of common stock under its dividend reinvestment plan. In some states, the Company will need to renew the registration statement annually or file a new registration statement to continue its dividend reinvestment plan offering. The Company may terminate its dividend reinvestment plan offering at any time.

The Company sold 11,977,758 and 11,537,701 shares of Class A and Class T common stock, respectively, in the Public Offering for aggregate gross offering proceeds of $228.6 million. As of March 31, 2020, the Company had sold 730,193 and 340,131 shares of Class A and Class T common stock, respectively, under its dividend reinvestment plan for aggregate gross offering proceeds of $10.0 million. Also as of March 31, 2020, the Company had redeemed 832,408 and 164,618 shares of Class A and Class T common stock, respectively, for $9.2 million.

In addition, the Company raised $4.2 million in separate private transactions exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

On July 3, 2013, the Company issued 21,739 shares of its Class A common stock to KBS Capital Advisors at a purchase price of $9.20 per share. On each of April 2, 2014 and July 31, 2014, the Company issued 120,106 shares of Class A common stock to Willowbrook Capital Group LLC, an entity owned and controlled by Keith D. Hall, one of the Company’s directors and the Company’s Chief Executive Officer, and Peter McMillan III, also one of the Company’s directors and the Company’s President, for $1.0 million. On July 14, 2017 and February 13, 2018, the Company issued 214,175 shares and 10,935 shares, respectively, of Class A common

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

stock to a business associate of Keith D. Hall and Peter McMillan III for approximately $2.0 million and $0.1 million, respectively. The Company issued these shares of common stock in a private transaction exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

On February 19, 2020, the Company, Pacific Oak Strategic Opportunity REIT, Inc. (“POSOR I”), and Pacific Oak SOR II, LLC, an indirect subsidiary of POSOR I (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of POSOR I. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of the Company shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of the Company’s common stock will be converted into the right to receive 0.9643 shares of POSOR I common stock. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.”

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2019. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2019 included in the Company’s Annual Report on Form 10-K filed with the SEC.

Principles of Consolidation and Basis of Presentation

The accompanying unaudited consolidated financial statements and condensed notes thereto have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the FASB Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Operating results for the three months ended March 31, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership and their direct and indirect wholly owned subsidiaries and joint ventures in which the Company has a controlling interest and VIEs in which the Company has a primary beneficiary. All significant intercompany balances and transactions are eliminated in consolidation.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Restricted Cash

Restricted cash is comprised of lender impound reserve accounts on the Company’s borrowings for security deposits, property taxes, insurance, debt service obligations and capital improvements and replacements.

Redeemable Common Stock

The Company limits the dollar value of shares that may be redeemed under the share redemption program. During the three months ended March 31, 2020, the Company had redeemed $1.7 million of common stock under the share redemption program. The Company processed all redemption requests received in good order and eligible for redemption through the March 2020 redemption date, except for 785,440 shares totaling $8.0 million due to the limitations under the share redemption program. The Company recorded $0.6 million and $2.2 million of redeemable common stock payable on the Company’s balance sheet as of March 31, 2020 and December 31, 2019, respectively, related to unfulfilled redemption requests received in good order under the share redemption program. Based on the fourth amended and restated share redemption program, the Company has $0.5 million available for redemptions in the remainder of 2020, including shares that are redeemed in connection with a stockholders’ death, “qualifying disability” or “determination of incompetence,” subject to the limitations under the share redemption program. Effective beginning with the month of February 2020, the Company suspended (a) redemptions requested under the share redemption program in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”, until the Company and POSOR I file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus for the proposed merger, and (b) all other redemptions under the share redemption program until after the merger closes.

Segments

The Company has invested in opportunistic real estate investments, real estate equity securities, other real estate-related assets and originated a loan secured by a non-stabilized real estate asset, which was repaid on January 12, 2018. In general, the Company intends to hold its investments in opportunistic real estate, real estate equity securities and other real estate-related assets for capital appreciation. Traditional performance metrics of opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, the Company’s management views opportunistic real estate and other real estate-related assets as similar investments. Substantially all of its revenue and net income (loss) is from opportunistic real estate and other real estate-related assets, and therefore, the Company currently aggregates its operating segments into one reportable business segment. In addition, the Company has invested in a participating loan facility secured by a portfolio of light industrial properties located in Europe, which was terminated on April 17, 2019.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Per Share Data

Basic net income (loss) per share of common stock is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock issued and outstanding for each class of share outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were 0 potentially dilutive securities outstanding during the three months ended March 31, 2020 and 2019. For the purpose of determining the weighted-average number of shares outstanding, stock dividends issued are adjusted retroactively and treated as if they were issued and outstanding for all periods presented.

Cash distributions declared per share of Class A and Class T common stock were $0.03995833 for the three months ended March 31, 2019. Distributions declared per common share assumes each share was issued and outstanding each day that was a record date for distributions and were based on a monthly record date for each month during the periods commencing January 2019 through March 2019. There were no distributions declared for the three months ended March 31, 2020.

The Company uses the two-class method to calculate earnings per share. Basic earnings per share is calculated based on dividends declared (“distributed earnings”) and the rights of common shares and participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends declared during the period. The undistributed earnings are allocated to all outstanding common shares based on the relative percentage of each class of shares to the total number of outstanding shares. The Company does not have any participating securities outstanding other than Class A Common Stock and Class T Common stock during the periods presented.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

The Company’s calculated earnings per share for the three months ended March 31, 2020 and 2019 were as follows (in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2020	2019
Net loss attributable to common stockholders	$(10,470)	$(1,535)
Less: Class A Common Stock cash distributions declared	—	718
Less: Class T Common Stock cash distributions declared	—	488

Undistributed net loss attributable to common stockholders	$(10,470)	$(2,741)

Class A Common Stock:
Undistributed net loss attributable to common stockholders	$(6,216)	$(1,632)
Class A Common Stock cash distributions declared	—	718

Net loss attributable to Class A common stockholders	$(6,216)	$(914)

Net loss per common share, basic and diluted	$(0.35)	$(0.05)

Weighted-average number of common shares outstanding, basic and diluted	17,879,627	17,984,563

Class T Common Stock:
Undistributed net loss attributable to common stockholders	$(4,254)	$(1,109)
Class T Common Stock cash distributions declared	—	488

Net loss attributable to Class T common stockholders	$(4,254)	$(621)

Net loss per common share, basic and diluted	$(0.35)	$(0.05)

Weighted-average number of common shares outstanding, basic and diluted	12,241,151	12,213,311

Square Footage, Occupancy and Other Measures

Any references to square footage, occupancy or annualized base rent are unaudited and outside the scope of the Company’s independent registered public accounting firm’s review of the Company’s financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board.

Recently Issued Accounting Standards Updates

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU No. 2016-13”). ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income. The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. ASU No. 2016-13 also amends the impairment model for available-for-sale debt securities. An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction of the amortized cost basis of the investment, as is currently required. ASU No. 2016-13 also requires new disclosures. For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes. For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available-for-sale debt securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. The Company is still evaluating the impact of adopting ASU No. 2016-13 on its financial statements, but does not expect the adoption of ASU No. 2016-13 to have a material impact on its financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848). ASU No. 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU No. 2020-04 is optional and may be elected over time as reference rate reform activities occur. During the three months ended March 31, 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. For the period from January 1, 2020 (the earliest date the Company may elect to apply ASU No. 2020-04) through March 31, 2020, the Company did not have any contract modifications that meet the criteria described above, specifically contract modifications that have been modified from LIBOR to an alternative reference rate. The Company’s loan agreements, derivative instruments, and certain lease agreements use LIBOR as the current reference rate. For eligible contract modifications, the Company expects to adopt the temporary optional expedients described in ASU No. 2020-04. The optional expedients for hedging relationships described in ASU No. 2020-04 are not expected to have an impact to the Company, as the Company has elected to not designate its derivative instruments as a hedge.

In April 2020, the FASB issued a FASB Staff Q&A related to Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (the “Topic 842 Q&A”) which focused on the application of lease guidance for concessions related to the effects of the COVID-19 pandemic. In this Q&A document, the FASB staff will allow entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842, Leases, (“Topic 842”) as though enforceable rights and obligations for those qualifying concessions existed. The Company did not have any material lease concessions related to the effects of the COVID-19 pandemic that

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

had a material impact to the Company’s consolidated balance sheet as of March 31, 2020 or consolidated statement of operations for the three months ended March 31, 2020. The Company is continuing to evaluate the impact of this optional election on the condensed consolidated financial statements and related disclosures.

3.	REAL ESTATE

As of March 31, 2020, the Company’s real estate portfolio was composed of two hotel properties, three office properties and one apartment building. In addition, as of March 31, 2020, the Company has entered into a consolidated joint venture to develop one office/retail property. The following table summarizes the Company’s real estate as of March 31, 2020 and December 31, 2019 (in thousands):

	March 31, 2020	December 31, 2019
Land	$102,288	$102,288
Buildings and improvements	431,474	427,696
Tenant origination and absorption costs	15,018	15,422

Total real estate, cost and net of impairment charges	548,780	545,406
Accumulated depreciation and amortization	(56,061)	(51,723)

Total real estate, net	$492,719	$493,683

The following table provides summary information regarding the Company’s real estate as of March 31, 2020 (in thousands):

Property	Date Acquired	City	State	Property Type	Land	Building and Improvements (1)	Tenant Origination and Absorption	Total Real Estate, at Cost and Net of Impairment Charges	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Springmaid Beach Resort	12/30/2014	Myrtle Beach	SC	Hotel	$27,438	$39,999	$—	$67,437	$(11,058)	$56,379	90.0%
Q&C Hotel	12/17/2015	New Orleans	LA	Hotel	1,232	53,318	—	54,550	(8,880)	45,670	90.0%
Lincoln Court	05/20/2016	Campbell	CA	Office	14,706	36,017	1,722	52,445	(5,711)	46,734	100.0%
Lofts at NoHo Commons	11/16/2016	North Hollywood	CA	Apartment	26,222	81,721	—	107,943	(7,240)	100,703	90.0%
210 West 31st Street (2)	12/01/2016	New York	NY	Office/ Retail	—	55,255	—	55,255	—	55,255	80.0%
Oakland City Center	08/18/2017	Oakland	CA	Office	22,150	143,050	10,496	175,696	(19,296)	156,400	100.0%
Madison Square (3)	10/03/2017	Phoenix	AZ	Office	10,540	22,114	2,800	35,454	(3,876)	31,578	90.0%

					$102,288	$431,474	$15,018	$548,780	$(56,061)	$492,719

(1)	Building and improvements includes construction costs for the Company’s project that was under development.
(2)

The Company acquired the rights to a leasehold interest with respect to this property, which was accounted for as a finance lease. The Company applied a 6.1% discount rate to the finance lease and the lease expires on January 31, 2114. As of March 31, 2020, the finance lease right-of-use asset had a carrying value of $6.8 million included in building and improvements. No depreciation or amortization was recorded to this property as of March 31, 2020.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

(3)

The Company acquired the rights to a leasehold interest with respect to the land at this property, which was accounted for as a finance lease. The Company applied a 5.4% discount rate to the finance lease and as of March 31, 2020, the finance lease had a weighted average remaining lease term of 2.3 years. As of March 31, 2020, the finance lease right-of-use asset had a carrying value of $1.9 million included in land.

Office Properties

As of March 31, 2020, the Company owned three office properties encompassing in the aggregate 806,960 rentable square feet which were 69% occupied. The following table provides detailed information regarding the Company’s office revenues and expenses for the three months ended March 31, 2020 and 2019 (in thousands):

	Three Months Ended March 31,
	2020	2019
Office revenues:
Rental income	$6,870	$6,912
Other income	226	205

Office revenues	$7,096	$7,117

Office expenses:
Operating, maintenance, and management	$2,274	$2,325
Real estate taxes and insurance	1,100	1,072

Office expenses	$3,374	$3,397

Operating Leases

The Company’s office properties are leased to tenants under operating leases for which the terms and expirations vary. As of March 31, 2020, the leases had remaining terms, excluding options to extend, of up to 11.6 years with a weighted-average remaining term of 3.5 years. Some of the leases may have provisions to extend the term of the lease, options for early termination for all or a part of the leased premises after paying a specified penalty and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from the tenant in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective lease and the creditworthiness of the tenant, but generally is not a significant amount. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to office tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $1.8 million and $1.1 million as of March 31, 2020 and December 31, 2019, respectively.

During the three months ended March 31, 2020 and 2019, the Company recognized deferred rent from tenants of $0.3 million and $0.1 million, respectively, net of lease incentive amortization. As of March 31, 2020 and December 31, 2019, the cumulative deferred rent receivable balance, including unamortized lease incentive receivables, was $3.1 million and $2.9 million, respectively, and is included in rents and other receivables on the

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

accompanying balance sheets. The cumulative deferred rent balance included $0.1 million and $0.2 million of unamortized lease incentives as of March 31, 2020 and December 31, 2019, respectively.

As of March 31, 2020, the future minimum rental income from the Company’s office properties under its non-cancelable operating leases was as follows (in thousands):

April 1, 2020 through December 31, 2020	$16,388
2021	20,097
2022	16,403
2023	13,304
2024	10,827
Thereafter	33,323

$110,342

As of March 31, 2020, the Company’s commercial real estate properties were leased to approximately 80 tenants over a diverse range of industries and geographic areas. As of March 31, 2020, the highest tenant industry concentrations (greater than 10% of annualized base rent) in the Company’s portfolio were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Legal Services	13	$4,547	20.2%
Public Administration	6	3,589	16.0%
Professional, Scientific, and Technical Services	11	2,947	13.1%

		$11,083	49.3%

(1)

Annualized base rent represents annualized contractual base rental income as of March 31, 2020, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

No other tenant industries accounted for more than 10% of annualized base rent. No tenant accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time. During the three months ended March 31, 2020, the Company recorded a $45,000 adjustment to office revenues for lease payments deemed not probable of collection. During the three months ended March 31, 2019, the Company recorded bad debt recovery of $0.1 million, which were included in office expenses in the accompanying consolidated statements of operations.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Hotel Properties

As of March 31, 2020, the Company owned two hotel properties. The following table provides detailed information regarding the Company’s hotel revenues and expenses for the three months ended March 31, 2020 and 2019 (in thousands):

	Three Months Ended March 31,
	2020	2019
Hotel revenues:
Room	$2,954	$4,465
Food, beverage and convention services	601	873
Campground	255	271
Other	270	371

Hotel revenues	$4,080	$5,980

Hotel expenses:
Room	$1,090	$1,324
Food, beverage and convention services	626	776
General and administrative	805	786
Sales and marketing	540	694
Repairs and maintenance	462	566
Utilities	294	261
Property taxes and insurance	589	438
Other	255	330

Hotel expenses	$4,661	$5,175

On March 31, 2020, both hotels were temporarily closed due to COVID-19 (Coronavirus) and the Springmaid Beach Resort reopened on May 1, 2020. The Company is unable to predict when the Q&C Hotel will resume operations. The extent of the effects of the COVID-19 pandemic on the Company’s business and the hotel industry at large is highly uncertain and will ultimately depend on future developments, including, but not limited to, the duration and severity of the outbreak, the length of time it takes for demand and pricing to return and normal economic and operating conditions to resume.

Contract liabilities

The following table summarizes the Company’s contract liabilities, which are comprised of advanced deposits and are included in other liabilities in the accompanying consolidated balance sheets, as of March 31, 2020 and December 31, 2019 (in thousands):

	March 31, 2020	December 31, 2019
Contract liability	$483	$500
Revenue recognized in the period from:
Amounts included in contract liability at the beginning of the period	$262	$281

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Apartment Property

As of March 31, 2020, the Company owned one apartment property with 292 units which was 90% occupied. The following table provides detailed information regarding the Company’s apartment revenues and expenses for the three months ended March 31, 2020 and 2019 (in thousands):

	Three Months Ended March 31,
	2020	2019
Apartment revenues:
Rental income	$1,827	$1,830
Other income	229	165

Apartment revenues	$2,056	$1,995

Apartment expenses:
Operating, maintenance, and management	$445	$536
Real estate taxes and insurance	366	361

Apartment expenses	$811	$897

Geographic Concentration Risk

As of March 31, 2020, the Company’s real estate investments in California represented 57.1% of the Company’s total assets. As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the California real estate market. Any adverse economic or real estate developments in this market, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Disposition of Real Estate

During the year ended December 31, 2019, the Company disposed of one office building and there were no dispositions during the three months ended March 31, 2020.

On November 4, 2019, the Company, through an indirect wholly owned subsidiary, sold 2200 Paseo Verde to a purchaser unaffiliated with the Company or the Advisor for a sales price, net of closing credits of $18.7 million, excluding closing costs. The carrying value of 2200 Paseo Verde as of the disposition date was $13.5 million, which was net of $2.0 million of accumulated depreciation and amortization. The Company recognized a gain on sale of $4.2 million related to the disposition of 2200 Paseo Verde.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

The operations of this property and gain on sales are included in continuing operations on the accompanying statements of operations. The following table summarizes certain revenue and expenses related to this property for the three months ended March 31, 2020 and 2019 (in thousands):

	For the Three Months Ended March 31,
	2020	2019
Revenues
Rental income	$—	$391
Other operating income	—	5

Total revenues	$—	$396

Expenses
Operating, maintenance, and management	$—	$87
Real estate taxes and insurance	—	20
Asset management fees to affiliate	—	34
Depreciation and amortization	—	168
Interest expense	—	101

Total expenses	$—	$410

4.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of March 31, 2020 and December 31, 2019, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Cost	$15,018	$15,422	$72	$72	$(10,685)	$(10,802)
Accumulated Amortization	(8,271)	(7,954)	(31)	(28)	6,550	6,125

Net Amount	$6,747	$7,468	$41	$44	$(4,135)	$(4,677)

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the three months ended March 31, 2020 and 2019 were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Three Months Ended March 31,		For the Three Months Ended March 31,		For the Three Months Ended March 31,
	2020	2019	2020	2019	2020	2019
Amortization	$(720)	$(943)	$(3)	$(5)	$542	$703

As of March 31, 2020 and December 31, 2019, the Company had recorded a housing subsidy intangible asset, net of amortization, which is included in prepaid expenses and other assets in the accompanying balance sheets, of $2.3 million. As of March 31, 2020, the housing subsidy intangible asset has a remaining amortization period of 28.4 years. During each of the three months ended March 31, 2020 and 2019, the Company recorded amortization expense of $20,000 related to the housing subsidy intangible asset.

Additionally, as of March 31, 2020 and December 31, 2019, the Company had recorded property tax abatement intangible assets, net of amortization, which are included in prepaid expenses and other assets in the accompanying balance sheets, of $1.6 million and $1.8 million, respectively. As of March 31, 2020, the property tax abatement intangible assets have a weighted-average remaining amortization period of 3.5 years. During each of the three months ended March 31, 2020 and 2019, the Company recorded amortization expense of $0.1 million related to the property tax abatement intangible assets.

5.	REAL ESTATE EQUITY SECURITIES

The Company’s real estate equity securities are carried at their estimated fair value based on quoted market prices for the security. Transaction costs that are directly attributable to the acquisition of real estate equity securities are capitalized to its cost basis. Unrealized gains and losses on real estate equity securities are recognized in earnings.

	March 31, 2020		December 31, 2019
Real Estate Equity Securities	Number of Shares Owned	Total Carrying Value	Number of Shares Owned	Total Carrying Value
Franklin Street Properties Corp.	1,580,713	$9,057	1,160,591	$9,935
Plymouth Industrial REIT, Inc.	92,931	1,038	—	—

	1,673,644	$10,095	1,160,591	$9,935

During the three months ended March 31, 2020, the Company purchased 92,931 shares of common stock of Plymouth Industrial REIT, Inc. (NYSE Ticker: PLYM) for an aggregate purchase price of $1.3 million and also purchased 420,122 shares of Franklin Street Properties Corp., (NYSE Ticker: FSP) for an aggregate purchase price of $2.8 million. During each of the three months ended March 31, 2020 and 2019, the Company recognized

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

$0.1 million of dividend income from real estate equity securities. During the three months ended March 31, 2020 and 2019, the Company had recorded an unrealized loss of $3.9 million and an unrealized gain of $1.1 million related to the change in fair value of equity securities, respectively

6.	INVESTMENT IN UNCONSOLIDATED ENTITIES

On June 28, 2016, the Company originated a participating loan facility (“STAM investment”) in an amount up to €2.6 million ($2.9 million at closing) with STAM, a real estate operating company that provides real estate acquisition and portfolio management services to make in value-added real estate, distressed debt, and real estate-related investments in Europe. The Company funded approximately €2.1 million ($2.3 million at closing). The proceeds were used by STAM to fund a 5% general partner interest in a joint venture acquiring a portfolio of light industrial properties located throughout France. The total acquisition cost of the portfolio was approximately €95.5 million ($105.6 million at closing). Under the terms of the participating loan facility, the Company participates in the expected residual profits of the portfolio and the terms are structured in a manner such that the risks and rewards of the arrangement are similar to those associated with an investment in a real estate joint venture. Accordingly, the participating loan facility is accounted for under the equity method of accounting. In addition to the amount funded at closing, the Company also capitalized an additional $0.2 million of acquisition costs and fees.

During the year ended December 31, 2019, STAM completed the liquidation of the portfolio and the Company recognized $2.8 million of equity in income of unconsolidated entity with respect to this investment. During the three months ended March 31, 2020, the Company received a distribution of €0.4 million or $0.4 million and as of March 31, 2020, the Company’s investment in the STAM investment was $0.1 million.

On December 31, 2019, the Company acquired 13 Class A Units for $2.9 million in Pacific Oak Opportunity Zone Fund I, LLC (“Pacific Oak Opportunity Zone Fund I”). As of March 31, 2020, Pacific Oak Opportunity Zone Fund I consolidated two joint ventures with real estate under development. As of March 31, 2020, the Company has concluded that Pacific Oak Opportunity Zone Fund I qualifies as a Variable Interest Entity (“VIE”) because there is insufficient equity at risk to finance the entity’s activities and the entity is structured with non-substantive voting rights. The Company concluded it is not the primary beneficiary of this VIE since it does not have the power to direct the activities that most significantly impact the entity’s economic performance and will account for its investment under the equity method of accounting.

The Company’s maximum exposure to loss as a result of its involvement with this VIE is limited to the carrying value of the investment in Pacific Oak Opportunity Zone Fund I which totaled $3.0 million as of March 31, 2020.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

7.	NOTES PAYABLE

As of March 31, 2020 and December 31, 2019, the Company’s notes payable consisted of the following (in thousands):

	Book Value as of March 31, 2020	Book Value as of December 31, 2019	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date
Springmaid Beach Resort Mortgage Loan (2)	$56,188	$56,536	One-month LIBOR + 2.25% (2)	5.75%	Principal & Interest	08/10/2022
Q&C Hotel Mortgage Loan	25,000	25,000	One-month LIBOR + 2.50% (3)	4.50%	Principal & Interest (3)	12/23/2022
Lincoln Court Mortgage Loan	34,615	34,615	One-month LIBOR + 1.75%	2.74%	Interest Only	06/01/2020
Lofts at NoHo Commons Mortgage Loan (4)	73,862	73,862	One-month LIBOR + 2.18%	3.17%	Interest Only	09/09/2021
210 West 31st Street Mortgage Loan	20,000	20,000	One-month LIBOR + 3.00%	3.99%	Interest Only	12/16/2020
Oakland City Center Mortgage Loan (5)	95,989	95,989	One-month LIBOR + 1.75%	2.74%	Interest Only	09/01/2022
Madison Square Mortgage Loan (6)	23,677	23,593	One-month LIBOR + 4.05% (6)	5.05%	Interest Only	10/09/2020

Total notes payable principal outstanding	329,331	329,595
Deferred financing costs, net	(3,095)	(3,600)

Total notes payable, net	$326,236	$325,995

(1)

Contractual interest rate represents the interest rate in effect under the loan as of March 31, 2020. Effective interest rate is calculated as the actual interest rate in effect as of March 31, 2020 (consisting of the contractual interest rate, contractual floor rates and the effects of interest rate caps, if applicable), using interest rate indices at March 31, 2020, where applicable.

(2)

As of March 31, 2020, $56.5 million had been disbursed to the Company and up to $10.5 million was available for future disbursements, subject to certain terms and conditions contained in the loan documents. The interest rate is variable at the higher of one-month LIBOR + 2.25% or 5.75%.

(3)	The interest rate is variable at the higher of one-month LIBOR + 2.5% or 4.5%. Principal payments will commence on January 1, 2022.
(4)

As of March 31, 2020, $73.9 million had been disbursed to the Company and up to $2.1 million is available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents.

(5)

As of March 31, 2020, $96.0 million had been disbursed to the Company and up to $7.4 million is available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents. Beginning October 1, 2020, monthly payments will include principal and interest with principal payments of $110,000 or, in the event the Company repays any principal of the loan amount, with principal payments calculated using an amortization schedule of 30 years and an annual interest rate of 6.0%, subject to certain terms and conditions contained in the loan documents.

(6)

As of March 31, 2020, $23.7 million had been disbursed to the Company and up to $10.4 million is available for future disbursements to be used for tenant improvements and leasing expenses, subject to certain terms and conditions contained in the loan documents. The Madison Square Mortgage Loan bears interest at a floating rate of 405 basis points over one-month LIBOR, but at no point shall the interest rate be less than 5.05%.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

The Company plans to refinance or utilize available extension options for notes payable with maturities through the first quarter of 2021. There can be no assurance that the Company will be able to refinance or utilize extension options.

During the three months ended March 31, 2020 and 2019, the Company incurred $4.1 million and $5.0 million, respectively, of interest expense. Included in interest expense was: (i) the amortization of deferred financing costs of $0.5 million and $0.4 million for the three months ended March 31, 2020 and 2019, respectively, (ii) an unrealized gain of $13,000 interest rate cap agreements for the three months ended March 31, 2020 and an unrealized loss of $6,000 on interest rate cap agreements for the three months ended March 31, 2019 and (iii) $0.1 million of interest on finance leases for both of the three months ended March 31, 2020 and March 31, 2019. As of March 31, 2020 and December 31, 2019, the Company’s interest payable was $0.9 million and $0.8 million, respectively.

The following is a schedule of maturities, including principal amortization payments, for all notes payable outstanding as of March 31, 2020 (in thousands):

April 1, 2020 through December 31, 2020	$79,668
2021	76,574
2022	173,089

$329,331

The Company’s notes payable contain financial and non-financial debt covenants. As of March 31, 2020, the Company was in compliance with all debt covenants, except that the borrower under the Madison Square Mortgage Loan was out of debt service coverage compliance. Such non-compliance does not constitute an event of default under the loan agreement. As a result of such non-compliance, the Company is required to maintain an interest shortfall reserve.

8.	FAIR VALUE DISCLOSURES

The following were the face value, carrying amount and fair value of the Company’s financial instruments as of March 31, 2020 and December 31, 2019, which carrying amounts do not approximate the fair values (in thousands):

	March 31, 2020			December 31, 2019
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial liability (Level 3):
Notes payable	$329,331	$326,236	$323,148	$329,595	$325,995	$330,687

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

As of March 31, 2020, the Company measured the following assets at fair value on a recurring basis (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Real estate equity securities	$10,095	$10,095	$—	$—
Asset derivatives – interest rate caps	$15	$—	$15	$—

As of December 31, 2019, the Company measured the following assets at fair value on a recurring basis (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Real estate equity securities	$9,934	$9,934	$—	$—

9.	RELATED PARTY TRANSACTIONS

As described further below, the Company has entered into agreements with certain affiliates pursuant to which they provide services to the Company. Keith D. Hall and Peter McMillan III control and indirectly own Pacific Oak Holding Group, LLC (“Pacific Oak Holding”), the Company’s sponsor since November 1, 2019. Pacific Oak Holding is the sole owner of Pacific Oak Capital Advisors, LLC, the Company’s advisor since November 1, 2019. Messrs. Hall and McMillan are also two of the Company’s executive officers and directors.

In addition, along with Charles J. Schreiber, Jr., Keith D. Hall and Peter McMillan III control and indirectly own KBS Holdings LLC (“KBS Holdings”), the Company’s sponsor prior to November 1, 2019. KBS Holdings is the sole owner of KBS Capital Advisors LLC (“KBS Capital Advisors”), the Company’s advisor prior to November 1, 2019, and KBS Capital Markets Group LLC, the entity that acted as the dealer manager of the Company’s now-terminated primary initial public offering.

From the Company’s inception through October 31, 2019, KBS Capital Advisors provided day-to-day management of the Company’s business. The advisory agreement with KBS Capital Advisors terminated on

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

October 31, 2019, and the Company hired Pacific Oak Capital Advisors under substantially the same terms on November 1, 2019. The advisory agreement with Pacific Oak Capital Advisors has a one year term subject to an unlimited number of successive one year renewals upon the mutual consent of the parties.

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three months ended March 31, 2020 and 2019, respectively, and any related amounts payable as of March 31, 2020 and December 31, 2019 (in thousands):

	Incurred		Payable as of
	Three Months Ended March 31,		March 31, 2020	December 31, 2019
	2020	2019
Expensed
Asset management fees	$1,044	$1,049	$1,032	$620
Reimbursable operating expenses (1)	72	102	—	—
Capitalized
Acquisition fees on real estate equity securities	71	—	71	—
Acquisition fee on investment in unconsolidated entities	—	—	29	29

	$1,187	$1,151	$1,132	$649

(1)

Reimbursable operating expenses primarily consists of internal audit personnel costs, accounting software and cyber-security related expenses incurred by the applicable advisor under the applicable advisory agreement. The Company has reimbursed the applicable advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $0.1 million three months ended March 31, 2019 and were the only employee costs reimbursed under the applicable advisory agreement over the shown periods. In the future, the Advisor may seek reimbursement for certain other employee costs under the Advisory Agreement. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition or origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers. In addition to the amounts above, the Company reimbursed the applicable advisor for certain of the Company’s direct costs incurred from third parties that were initially paid by the applicable advisor on behalf of the Company.

Insurance.

On January 6, 2014, the Company, together with KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust, Inc. (“KBS REIT III”), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), POSOR I, the Dealer Manager, KBS Capital Advisors and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers was allocated by KBS Capital Advisors and its insurance broker among

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

each of the various entities covered by the program, and was billed directly to each entity. In June 2015, KBS Growth & Income REIT, Inc. (“KBS Growth & Income REIT”) was added to the insurance program at terms similar to those described above. At renewal in June 2018, the Company, along with POSOR I and KBS Legacy Partners Apartment REIT elected to cease participation in the program and obtain separate insurance coverage. The Company, together with POSOR I, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is or was allocated by the Company’s applicable advisor and its insurance broker among each REIT covered by the program, and is billed directly to each REIT. The program is effective through June 30, 2020.

Pacific Oak Opportunity Zone Fund I.

On December 31, 2019, the Company made a $2.9 million investment in the Pacific Oak Opportunity Zone Fund I. Pacific Oak Opportunity Zone Fund I is sponsored by Pacific Oak Holding. Pacific Oak Capital Advisors is entitled to certain fees in connection with the fund. The fund will pay an acquisition fee equal to 1.5% of the purchase price of each asset (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) with a purchase price less than or equal to $25.0 million plus 1.0% of the purchase price in excess of $25.0 million; a quarterly asset management fee equal to 0.25% of the total purchase price of all assets (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) as of the end of the applicable quarter; and a financing fee equal to 0.5% of the original principal amount of any indebtedness they incur (reduced by any financing fee previously paid with respect to indebtedness being refinanced). In the case of investments made through joint ventures, the fees above will be determined based on our proportionate share of the investment. Pacific Oak Holding is also entitled to certain distributions paid by the Pacific Oak Opportunity Zone Fund I after the Class A Members have received their preferred return. These fees and distributions have been waived for the Company’s $2.9 million investment.

10.	COMMITMENTS AND CONTINGENCIES

Management Agreement

Springmaid Beach Resort

The consolidated joint venture entity through which the Company leases the operations for Springmaid Beach Resort has entered into a management agreement with Doubletree Management LLC, an independent third-party hotel operator (the “Operator”) pursuant to which the Operator will manage and operate the Springmaid Beach Resort. The hotel was branded a DoubleTree by Hilton in September 2016 (the “Brand Commencement Date”).

The management agreement expires on December 31 of the 20th full year following the Brand Commencement Date. Upon mutual agreement, the parties may extend the term of the agreement for two successive periods of five years each. If an event of default occurs and continues beyond any applicable notice and cure periods set forth in the management agreement, the non-defaulting party generally has, among other remedies, the option of terminating the management agreement upon written notice to the defaulting party with

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

no termination fee payable to Doubletree. In addition, the Company has the right to terminate the management agreement without the payment of a termination fee if Doubletree fails to achieve certain criteria relating to the performance of the hotel for any two consecutive years following the Brand Commencement Date. Under certain circumstances following a casualty or condemnation event, either party may terminate the management agreement provided Doubletree receives a termination fee an amount equal to two years of the base fee. The Company is permitted to terminate the management agreement upon a sale, lease or other transfer of the Springmaid Beach Resort any time so long as the buyer is approved for, and enters into a DoubleTree by Hilton franchise agreement for the balance of the agreement’s term. Finally, the Company is restricted in its ability to assign the management agreement upon a sale, lease or other transfer the Springmaid Beach Resort unless the transferee is approved by Doubletree to assume the management agreement.

Pursuant to the management agreement, the Operator receives the following fees:

•

a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the Brand Commencement Date and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

•	an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and the joint venture owner’s priority, which is 12% of the joint venture owner’s total investment);

•	an additional services fee in the amount reasonably determined by the Operator from time to time; and

•	a brand services fee in the amount of 4% of total rooms revenue, and an other brand services fee in an amount determined by the Operator from time to time.

The management agreement contains specific standards for the operation and maintenance of the hotel, which allows the Operator to maintain uniformity in the system created by the Operator’s franchise. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with the management agreement will require the Company to make significant expenditures for capital improvements.

During each of the three months ended March 31, 2020 and 2019, the Company incurred $0.1 million of fees related to the management agreement, which are included in hotel expenses on the accompanying consolidated statements of operations. On March 31, 2020, the Springmaid Beach Resort temporarily closed due to COVID-19 (Coronavirus) and reopened on May 1, 2020.

Q&C Hotel

A wholly owned subsidiary of the joint venture through which the Company leases the operations of the Q&C Hotel (“Q&C Hotel Operations”) has entered into a management agreement with Encore Hospitality, LLC (“Encore Hospitality”), an affiliate of the joint venture partner, pursuant to which Encore Hospitality will manage and operate the Q&C Hotel. The management agreement expires on December 17, 2035. Subject to certain

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

conditions, Encore Hospitality may extend the term of the agreement for a period of five years. Pursuant to the management agreement Encore Hospitality will receive a base fee, which is 4.0% of gross revenue (as defined in the management agreement). During each of the three months ended March 31, 2020 and 2019, the Company incurred $0.1 million of fees related to the management agreement, which are included in hotel expenses on the accompanying consolidated statements of operations.

Q&C Hotel Operations has also entered into a franchise agreement with Marriott International (“Marriott”) pursuant to which Marriott has granted Q&C Hotel Operations a limited, non-exclusive license to establish and operate the Q&C Hotel using certain of Marriott’s proprietary marks and systems and the hotel was branded as a Marriott Autograph Collection hotel on May 25, 2016. The franchise agreement will expire on May 25, 2041. Pursuant to the franchise agreement, Q&C Hotel Operations pays Marriott a monthly franchise fee equal to a percent of gross room sales on a sliding scale that is initially 2% and increases to 5% on May 25, 2019 and a monthly marketing fund contribution fee equal to 1.5% of the Q&C Hotel’s gross room sales. In addition, the franchise agreement requires the maintenance of a reserve account to fund all renovations at the hotel based on a percentage of gross revenues which starts at 2% of gross revenues and increases to 5% of gross revenues on May 25, 2019. Q&C Hotel Operations is also responsible for the payment of certain other fees, charges and costs as set forth in the agreement. During each of the three months ended March 31, 2020 and 2019, the Company incurred $0.2 million of fees related to the Marriott franchise agreement. On March 31, 2020, the Q&C Hotel temporarily closed due to COVID-19 (Coronavirus). The Company is unable to predict when Q&C Hotel will resume their operations.

In addition, in connection with the execution of the franchise agreement, Pacific Oak SOR US Properties II, an indirect wholly owned subsidiary of the Company, is providing an unconditional guarantee that all Q&C Hotel Operations’ obligations under the franchise agreement will be punctually paid and performed. Finally, certain transfers of the Q&C Hotel or an ownership interest therein are subject to a notice and consent requirement, and the franchise agreement further provides Marriott with a right of first refusal with respect to a sale of the hotel to a competitor of Marriott.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Lease Obligations

As of March 31, 2020, the Company had leasehold interests expiring on various expiration dates between April 1, 2020 and 2114. Future minimum lease payments owed by the Company under the finance leases as of March 31, 2020 are as follows (in thousands):

April 1, 2020 through December 31, 2020	$650
2021	735
2022	935
2023	525
2024	360
Thereafter	52,956

Total expected minimum lease liabilities	56,161
Less: Amount representing interest (1)	(47,939)

Present value of net minimum lease payments (2)	$8,222

(1)	Interest includes the amount necessary to reduce the total expected minimum lease obligations to present value calculated at the Company’s incremental borrowing rate at acquisition.
(2)	The present value of net minimum lease payments are presented in other liabilities in the accompanying consolidated balance sheets.

Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that the Advisor is unable to provide these services, the Company will be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations as of March 31, 2020. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

COVID-19

While the Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business, the situation is rapidly evolving and the Company cannot predict how long the COVID-19 pandemic

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1.	Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

will last or what the long term impact will be on the Company’s operations. As a result, the Company has experienced and continues to experience a significant negative impact on its liquidity, and could experience additional material impacts including, but not limited to, asset impairment charges. The Company anticipates this will have a material impact on its business, results of operations and cash flows in 2020.

Legal Matters

From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

11.	SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

While the Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business, the situation is rapidly evolving and the Company cannot predict how long the COVID-19 pandemic will last or what the long term impact will be on the Company’s operations.

On May 8, 2020, the Company was granted a loan payment deferral on the Springmaid Beach Resort mortgage loan. The Company may defer one-half of the monthly interest due and the deferred interest will be compounded during the deferral period of April 2020 through October 2020. In addition, the deferral includes deferring the monthly principal payments of the loan until March 2021, at which time all deferred interest and principal will be due. All other loan requirements remain the same.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

The following discussion and analysis should be read in conjunction with the accompanying financial statements of Pacific Oak Strategic Opportunity REIT II, Inc. and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Pacific Oak Strategic Opportunity REIT II, Inc., a Maryland corporation, and, as required by context, Pacific Oak Strategic Opportunity Limited Partnership II, a Delaware limited partnership, which we refer to as the “Operating Partnership,” and to their subsidiaries.

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Pacific Oak Strategic Opportunity REIT II, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all of the risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We depend on our advisor to conduct our operations and eventually dispose of our investments.

•

Because our new advisor, Pacific Oak Capital Advisors, was recently formed, it could face challenges with employee hiring and retention, information technology, vendor relationships, and funding; if Pacific Oak Capital Advisors faces challenges in performing its obligations to us, it could negatively impact our ability to achieve our investment objectives.

•

All of our executive officers, our affiliated directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor and other Pacific Oak-affiliated entities. As a result, they face conflicts of interest, including significant conflicts created by our advisor’s compensation arrangements with us and other Pacific Oak-advised programs and investors and conflicts in allocating time among us and these other programs and investors. These conflicts could result in unanticipated actions.

•

We face potential business disruptions due to the recent global outbreak of COVID-19 (Coronavirus). The virus has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain. Our tenants and potential tenants of the properties we own could be adversely affected by the disruption to business caused by the virus.

•

We raised substantially less than the maximum offering amount in our initial public offering. Therefore, our portfolio of properties may not be as diverse as it otherwise would, which will cause the value of our stockholders’ investment to vary more widely with the performance of specific assets.

•

Our advisor and its affiliates receive fees in connection with transactions involving the management of our investments. These fees are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us and increase our stockholders’ risk of loss.

•

Our distribution policy is generally not to use offering proceeds to pay distributions. However, we may pay distributions from any source, including, without limitation, from offering proceeds or borrowings

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

(which may constitute a return of capital). If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets and the overall return to our stockholders may be reduced.

•

Our policies do not limit us from incurring debt until our total liabilities would exceed 75% of the cost of our tangible assets (before deducting depreciation and other non-cash reserves), and we may exceed this limit with the approval of the conflicts committee of our board of directors. To the extent financing in excess of this limit is available on attractive terms, our conflicts committee may approve debt such that our total liabilities would exceed this limit. High debt levels could limit the amount of cash we have available to distribute and could result in a decline in the value of an investment in us.

•	Disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to implement our business strategy and generate returns to stockholders.

•	Our opportunistic property-acquisition strategy involves a higher risk of loss than would a strategy of investing in stabilized properties.

•

Our estimated net asset value per share does not currently represent our enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange.

•

Certain of our debt obligations have variable interest rates and related payments that vary with the movement of LIBOR or other indexes. Increases in these indexes could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

All forward-looking statements should be read in light of the risks identified herein in Part II, Item 1A “Risk Factors” and in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission (the “SEC”).

Overview

We were formed on February 6, 2013 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 2014. We have no employees and KBS Capital Advisors LLC (“KBS Capital Advisors”) had served as our external advisor since commencement of the private offering. On October 31, 2019, KBS Capital Advisors ceased to serve as our advisor or have any advisory responsibility to us immediately following the filing of our Quarterly Report on Form 10-Q for the period ending September 30, 2019 (filed November 8, 2019) with the SEC. On November 1, 2019, we entered into a new advisory agreement with Pacific Oak Capital Advisors, LLC (“Pacific Oak Capital Advisors”). The new advisory agreement is effective as of November 1, 2019 through November 1, 2020; however we may terminate the advisory agreement without cause or penalty upon providing 30 days’ written notice and Pacific Oak Capital Advisors may terminate the advisory agreement without cause or penalty upon providing 90 days’ written notice. The terms of the advisory agreement are consistent with those of the advisory agreement that was previously in effect with KBS Capital Advisor. As our advisor, Pacific Oak Capital Advisors manages our day-to-day operations and managed our portfolio of real estate properties and real estate-related investments. Pacific Oak Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf.

KBS Capital Advisors entered a sub-advisory agreement with STAM Europe (“STAM”), a real estate operating company based in Paris, France, pursuant to which STAM would provide real estate acquisition and

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

portfolio management services to our advisor in connection with investments in Europe. Effective April 17, 2019, STAM terminated the sub-advisory agreement with KBS Capital Advisors.

On July 3, 2013, we commenced a private placement offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), to offer a maximum of $105,000,000 of shares of common stock for sale to certain accredited investors, of which $5,000,000 of shares were offered pursuant to our dividend reinvestment plan. We ceased offering shares in our private offering on August 11, 2014. KBS Capital Markets Group LLC, an affiliate of our advisor, served as the dealer manager of the offering pursuant to a dealer manager agreement and was responsible for marketing our shares in the offering.

On November 14, 2013, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to register for sale to the public a maximum of 180,000,000 shares of common stock, of which 80,000,000 shares were to be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on August 12, 2014 and we retained KBS Capital Markets Group LLC to serve as the dealer manager of the initial public offering pursuant to a dealer manager agreement. On February 11, 2016, we filed an amended registration statement on Form S-11 with the SEC to offer a second class of common stock designated as Class T shares and to designate our initially offered and outstanding common stock as Class A shares. Pursuant to the amended registration statement, we were offering to sell any combination of Class A and Class T shares in our primary offering and dividend reinvestment plan offering but in no event could we sell more than 180,000,000 of shares of our common stock pursuant to the offering. We commenced offering our Class T shares of our common stock for sale to the public on February 17, 2016. The dealer manager was responsible for marketing our shares in the initial public offering. We ceased offering shares of common stock in our initial public primary offering on July 31, 2018 and terminated our initial public primary offering on September 28, 2018. We continue to offer shares of common stock under our dividend reinvestment plan. In some states, we will need to renew the registration statement annually or file a new registration statement to continue our dividend reinvestment plan offering. We may terminate our dividend reinvestment plan offering at any time.

We have used substantially all of the net proceeds from our offerings to invest in and manage a portfolio of opportunistic real estate, real estate-related loans, real estate equity securities and other real estate-related investments located in the United States and Europe. As of March 31, 2020, we had invested in two hotel properties, three office properties, one apartment building, two investments in unconsolidated entities and an investment in real estate equity securities. Additionally, as of March 31, 2020, we had entered into a consolidated joint venture to develop one retail property.

We sold 11,977,758 and 11,537,701 shares of Class A and Class T common stock, respectively, for aggregate gross offering proceeds of $228.6 million in our initial public primary offering. As of March 31, 2020, we had sold 730,193 and 340,131 shares of Class A and Class T common stock, respectively, under our dividend reinvestment plan for aggregate gross offering proceeds of $10.0 million. Also as of March 31, 2020, we had redeemed 832,408 and 164,618 shares of Class A and Class T common stock, respectively, for $9.2 million.

We sold 3,619,851 shares of Class A common stock for gross offering proceeds of $32.2 million in our private offering. Additionally, on each of April 2, 2014 and July 31, 2014, we issued 120,106 shares of Class A common stock to an entity affiliated with two of our officers and affiliated directors for $1.0 million in separate private transactions exempt from the registration requirements of the Securities Act. On July 14, 2017 and February 13, 2018, we issued 214,175 shares and 10,935 shares, respectively, of Class A common stock to a business associate of two of our officers and affiliated directors for $2.0 million and $0.1 million, respectively, in a separate private transaction exempt from the registration requirements of the Securities Act.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

On February 19, 2020, we, Pacific Oak Strategic Opportunity REIT, Inc. (“POSOR I”), and Pacific Oak SOR II, LLC, an indirect subsidiary of POSOR I (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, we will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of POSOR I. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of our company shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of our common stock will be converted into the right to receive 0.9643 shares of POSOR I common stock. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

Market Outlook – Real Estate and Real Estate Finance Markets

Volatility in global financial markets and changing political environments can cause fluctuations in the performance of the U.S. commercial real estate markets. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in decreases in cash flows from investment properties. To the extent there are increases in the cost of financing due to higher interest rates, this may cause difficulty in refinancing debt obligations at terms as favorable as the terms of existing indebtedness. Further, increases in interest rates would increase the amount of our debt payments on our variable rate debt to the extent the interest rates on such debt are not limited by interest rate caps. Market conditions can change quickly, potentially negatively impacting the value of real estate investments. Management continuously reviews our investment and debt financing strategies to optimize our portfolio and the cost of our debt exposure. The recent global outbreak of COVID-19 (more commonly known as the Coronavirus) has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain. As a result, we have experienced and continue to experience a negative impact on our liquidity, and could experience additional material impacts including, but not limited to, asset impairment charges. We anticipate this will have a material impact on our business, results of operations and cash flows in 2020.

Liquidity and Capital Resources

Our principal demand for funds during the short and long-term is and will be for the payment of operating expenses, capital expenditures and general and administrative expenses; payments under debt obligations; redemptions of common stock; capital commitments and development expenses under our joint venture agreements; and payments of distributions to stockholders. While we expect to have sufficient liquidity to meet our obligations for the foreseeable future, the COVID-19 outbreak and associated responses we have experienced and continue to experience a negative impact on our liquidity that will impact our future cash flows and financial condition.

To date, we have had five primary sources of capital for meeting our cash requirements:

•	Proceeds from the primary portion of our initial public offering;

•	Proceeds from our dividend reinvestment plan;

•	Proceeds from the sale of real estate and the repayment of a real estate loan receivable;

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

•	Debt financings; and

•	Cash flow generated by our real estate investments.

We had sold 11,977,758 and 11,537,701 shares of Class A and Class T common stock, respectively, for aggregate gross offering proceeds of $228.6 million in our initial public offering. Additionally, we sold 3,619,851 shares of common stock in our private offering for gross offering proceeds of $32.2 million. We ceased offering shares of common stock in our initial public primary offering on July 31, 2018 and terminated our initial public primary offering on September 28, 2018.

To date, we have invested a significant amount of the proceeds from the primary public offering in real estate and do not anticipate making additional real estate acquisitions due to the termination of the primary portion of our initial public offering on July 31, 2018. We intend to use our cash on hand, cash flow generated by our real estate operations and proceeds from our dividend reinvestment plan as our primary sources of immediate and long-term liquidity.

As of March 31, 2020, we had invested in two hotel properties, three office properties, one apartment building, two investments in unconsolidated entities and an investment in real estate equity securities. Additionally, as of March 31, 2020, we had entered into a consolidated joint venture to develop one retail property.

Our office and apartment properties generate cash flow in the form of rental revenues, which are reduced by operating expenditures, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from office and apartment properties is primarily dependent upon the occupancy level of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of March 31, 2020, we owned three office properties that were 70% occupied and one apartment property that was 90% occupied.

Our hotel properties generate cash flow in the form of room, food, beverage and convention services, campground and other revenues, which are reduced by hotel expenses, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from our hotel properties are primarily dependent upon the occupancy levels of our hotels, the average daily rates and how well we manage our expenditures. The following table provides summary information regarding our hotel properties for the three months ended March 31, 2020 and 2019:

Property (1)	Number of Rooms	Percentage Occupied for the Three Months Ended March 31,		Average Daily Rate for the Three Months Ended March 31,		Average Revenue per Available Room for the Three Months Ended March 31,
		2020	2019	2020	2019	2020	2019
Springmaid Beach Resort	453	29.5%	42.3%	$90.83	$108.32	$26.76	$45.84
Q&C Hotel	196	58.1%	83.0%	$178.64	$177.45	$103.76	$147.20

(1)

On March 31, 2020, both hotels were temporarily closed due to COVID-19 (Coronavirus). As such, the hotels experienced lower than normal occupancy rates during the months prior to the lockdown. The Springmaid Beach Resort subsequently reopened on May 1, 2020.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Investments in real estate equity securities generate cash flow in the form of dividend income, which is reduced by asset management fees. As of March 31, 2020, we had an investment in real estate equity securities outstanding with a total book value of $10.1 million.

As of March 31, 2020, we had mortgage debt obligations in the aggregate principal amount of $329.3 million, with a weighted-average remaining term of 1.7 years. As of March 31, 2020, an aggregate amount of $47.1 million was available under our mortgage loans for future disbursements to be used for capital improvement costs, tenant improvement costs, leasing commissions and expenses and operating/interest shortfall, subject to certain terms and conditions contained in the loan documents. As of March 31, 2020, we had a total of $80.3 million of debt obligations scheduled to mature within 12 months of that date. We plan to exercise our extension options available under our loan agreements or pay down or refinance the related notes payable prior to their maturity dates.

We expect to use our capital resources to make certain payments to our advisor in connection with the management of our assets and costs incurred by our advisor in providing services to us. Our currently effective advisory agreement expires November 1, 2020 and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our conflicts committee.

Among the fees payable to our advisor is an asset management fee. We pay our advisor a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the cost of our investments and (ii) 2.0% of the sum of the cost of our investments, less any debt secured by or attributable to the investments. The cost of the real property investments is calculated as the amount paid or allocated to acquire the real property, including the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto (but excluding acquisition fees paid or payable our advisor). The cost of the loans and any investments other than real property is calculated as the lesser of (x) the amount actually paid or allocated to acquire or fund the loan or other investment, including fees and expenses related thereto (but excluding acquisition fees paid or payable to our advisor) and (y) the outstanding principal amount of such loan or other investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition fees paid or payable to our advisor) as of the time of calculation. In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment.

We elected to be taxed and to operate as a REIT beginning with our taxable year ended December 31, 2014. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended March 31, 2020 did not exceed the charter imposed limitation.

Cash Flows from Operating Activities

We commenced operations on September 4, 2014 in connection with our first investment. As of March 31, 2020, we had invested in two hotel properties, three office properties, one apartment building, two investments in

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

unconsolidated entities and an investment in real estate equity securities. Additionally, as of March 31, 2020, we had entered into a consolidated joint venture to develop one office/retail property. During the three months ended March 31, 2020, net cash used in operating activities was $2.6 million. We expect that our cash flows from operating activities will generally increase in future periods as a result of leasing additional space that is currently unoccupied.

Cash Flows from Investing Activities

Net cash used in investing activities was $6.4 million for the three months ended March 31, 2020 and primarily consisted of the following:

•	$4.0 million of investment in real estate securities;

•	$2.8 million of improvements to real estate; and

•	$0.4 million of distribution of capital from unconsolidated entities.

Cash Flows from Financing Activities

Net cash used in financing activities was $2.1 million for the three months ended March 31, 2020 and primarily consisted of the following:

•	$1.7 million of cash used for redemptions of common stock;

•

$0.3 million of net cash used in debt and other financings as a result of principal payments on notes payable of $0.3 million and payment of deferred financing costs of $19,000 and partially offset by proceeds from notes payable of $0.1 million; and

•	$0.1 million of net cash distributions, after giving effect to distributions reinvested by stockholders of $0.1 million.

In order to execute our investment strategy, we utilize secured debt and we may, to the extent available, utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. We expect our debt financing will be 60% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the Conflicts Committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of March 31, 2020, our borrowings and other liabilities were approximately 60% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of March 31, 2020 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2020	2021-2022	2023-2024	Thereafter
Outstanding debt obligations (1)	$329,331	$79,668	$249,663	$—	$—
Interest payments on outstanding debt obligations (2)	21,618	8,439	13,179	—	—
Finance lease liabilities	56,161	650	1,670	885	52,956

(1)	Amounts include principal payments only.
(2)

Projected interest payments are based on the outstanding principal amounts and interest rates in effect at March 31, 2020. We incurred interest expense of $3.6 million, excluding amortization of deferred financing costs of $0.5 million for the three months ended March 31, 2020.

Results of Operations

Overview

As of March 31, 2019, we had invested in two hotel properties, four office properties, one apartment building, an investment in an unconsolidated entity and an investment in real estate equity securities. As of March 31, 2020, we had invested in two hotel properties, three office properties, one apartment building, two investments in unconsolidated entities and an investment in real estate equity securities. Additionally, as of March 31, 2019 and 2020, we had entered into a consolidated joint venture to develop one retail property. We funded the acquisitions of these investments with proceeds from our terminated offerings and debt financing. Our results of operations for the three months ended March 31, 2020 are not indicative of those in future periods as we expect that our revenue and expenses related to our portfolio will increase in future periods as the occupancies at our properties stabilize as discussed below. Our investment objectives include acquiring properties with significant possibilities for short-term capital appreciation, such as non-stabilized properties, properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties. As of March 31, 2020, the occupancy in our properties has not been stabilized. However, due to the amount of near-term lease expirations, we do not put significant emphasis on quarterly changes in occupancy (positive or negative) in the short run. Our underwriting and valuations are generally more sensitive to “terminal values” that may be realized upon the disposition of the assets in the portfolio and less sensitive to ongoing cash flows generated by the portfolio in the years leading up to an eventual sale. There are no guarantees that occupancies of our assets will increase, or that we will recognize a gain on the sale of our assets. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of leasing additional space and improving our properties but decrease due to disposition activity.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Comparison of the three months ended March 31, 2020 versus the three months ended March 31, 2019

The following table provides summary information about our results of operations for the three months ended March 31, 2020 and 2019 (dollar amounts in thousands):

	Three Months Ended March 31,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions/ Dispositions (1)	$ Change Due to Investments Held Throughout Both Periods (2)
	2020	2019
Office revenues	$7,096	$7,117	$(21)	—%	$(396)	$375
Hotel revenues	4,080	5,980	(1,900)	(32)%	—	(1,900)
Apartment revenues	2,056	1,995	61	3%	—	61
Dividend income from real estate equity securities	139	104	35	34%	35	—
Office expenses	3,374	3,397	(23)	(1)%	(107)	84
Hotel expenses	4,661	5,175	(514)	(10)%	—	(514)
Apartment expenses	811	897	(86)	(10)%	—	(86)
Asset management fees to affiliate	1,044	1,049	(5)	—%	(34)	29
General and administrative expenses	1,643	707	936	132%	n/a	n/a
Depreciation and amortization	4,896	5,074	(178)	(4)%	(168)	(10)
Interest expense	4,126	4,961	(835)	(17)%	(101)	(734)
Other interest income	35	64	(29)	(45)%	n/a	n/a
Equity in income of unconsolidated entity	—	2,800	(2,800)	(100)%	—	(2,800)
(Loss) gain on real estate equity securities	(3,889)	1,114	(5,003)	(449)%	n/a	n/a

(1)

Represents the dollar amount increase (decrease) for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 related to real estate-related investments acquired on or after March 1, 2019.

(2)

Represents the dollar amount increase (decrease) for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 with respect to real estate and real estate-related investments owned by us during the entire periods presented.

Office revenues remained consistent at $7.1 million for each of the three months ended March 31, 2020 and 2019. The occupancy of our office properties, collectively, held throughout both periods remained consistent at 70% as of March 31, 2020 and 2019. We expect office revenues to vary in future periods based on occupancy and rental rates of our office properties.

Hotel revenues decreased from $6.0 million for the three months ended March 31, 2019 to $4.1 million for the three months ended March 31, 2020, primarily due to the COVID-19 pandemic and its effect on occupancy. The occupancy rate and the average daily room rate for the Springmaid Beach Resort decreased from 42.3% and $108.32 for the three months ended March 31, 2019 to 29.5% and $90.83 for the three months ended March 31, 2020. The occupancy rate for the Q&C Hotel decreased from 83.0% and for the three months ended March 31, 2019 to 58.1% for the three months ended March 31, 2020. We expect hotel revenues to vary in future periods based on occupancy and room rates.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Apartment revenues increased slightly from $2.0 million for the three months ended March 31, 2019 to $2.1 million for the three months ended March 31, 2020, primarily due to increased rental rates and occupancy rates were consistent between both periods. We expect apartment revenues to vary in future periods depending on occupancy and rental rates.

Dividend income from real estate equity securities increased from $104,000 for the three months ended March 31, 2019 to $139,000 for the three months ended March 31, 2020 due to the acquisition of real estate equity securities. We expect dividend income from real estate equity securities to vary in future periods as a result of declaration of dividends and to the extent we buy or sell any securities.

Hotel expenses decreased from $5.2 million for the three months ended March 31, 2019 to $4.7 million for the three months ended March 31, 2020, primarily due to the COVID-19 pandemic and its effect on decreasing occupancy during the months leading to the temporary closure of both hotels on March 31, 2020. We expect total expenses to vary in future periods based on occupancy rates.

Asset management fees to affiliate remained consistent at $1.0 million for each of the three months ended March 31, 2020 and 2019. We expect asset management fees to increase in future periods as a result of any additional improvements we make to our properties. Approximately $1.0 million of asset management fees incurred were payable as of March 31, 2020.

General and administrative expenses increased from $0.7 million for the three months ended March 31, 2019 to $1.6 million for the three months ended March 31, 2020, primarily due $0.8 million related to the Merger. We expect general and administrative expenses to fluctuate based on our legal expenses and investment and disposition activity.

Depreciation and amortization expenses decrease from $5.1 million for the three months ended March 31, 2019 to $4.9 million for the three months ended March 31, 2020, primarily due to the disposition of 2200 Paseo Verde. We expect depreciation and amortization expenses to vary in future periods as a result of a decrease in amortization related to fully amortized tenant origination and absorption costs, real estate dispositions and increase as a result of improvements to real estate and real estate acquisitions.

Interest expense decreased from $5.0 million for the three months ended March 31, 2019 to $4.1 million for the three months ended March 31, 2020, primarily due to decrease in one-month LIBOR rates and partially offset by the increase in total borrowing.

During the three months ended March 31, 2019, we recognized $2.8 million of equity income from an unconsolidated entity. We did not recognize any equity income from unconsolidated entity during the three months ended March 31, 2020 as a result of the liquidation of the underlying portfolio related to our STAM investment.

Gain on real estate equity securities was $1.1 million during the three months ended March 31, 2019. Loss on real estate equity securities was $3.9 million during the three months ended March 31, 2020. We expect gains and losses on real estate equity securities to fluctuate in future periods as a result of changes in the share price of our investment in real estate equity securities.

Funds from Operations, Modified Funds from Operations and Adjusted Modified Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

(“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. In addition, we elected the option to exclude mark-to-market changes in value recognized on equity securities in the calculation of FFO. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses (to the extent that such fees and expenses have been recorded as operating expenses); adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above- and below-market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Institute for Portfolio Alternatives (“IPA”) in November 2010 as interpreted by management. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.

In addition, our management uses an adjusted MFFO (“Adjusted MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. Adjusted MFFO provides adjustments to reduce MFFO related to operating expenses that are capitalized with respect to certain of our investments in undeveloped land.

We believe that MFFO and Adjusted MFFO are helpful as measures of ongoing operating performance because they exclude costs that management considers more reflective of investing activities and other non-operating items included in FFO. Management believes that excluding acquisition costs (to the extent that such costs have been recorded as operating expenses) from MFFO and Adjusted MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage. MFFO and Adjusted MFFO also exclude non-cash items such as straight-line rental revenue. Additionally, we believe that MFFO and Adjusted MFFO provide investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance. MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies. MFFO,

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.

FFO, MFFO and Adjusted MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO, MFFO and Adjusted MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO, MFFO and Adjusted MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO, MFFO and Adjusted MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO, MFFO and Adjusted MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.

Although MFFO includes other adjustments, the exclusion of straight-line rent, the amortization of above- and below-market leases, mark-to-market adjustments included in net income and loss on extinguishment of debt, are the most significant adjustments for the periods presented. We have excluded these items based on the following economic considerations:

•

Adjustments for straight-line rent. These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease. We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, while also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we expect to receive in a future period or rent that was received in a prior period;

•

Amortization of above- and below-market leases. Similar to depreciation and amortization of real estate assets and lease related costs that are excluded from FFO, GAAP implicitly assumes that the value of intangible lease assets and liabilities diminishes predictably over time and requires that these charges be recognized currently in revenue. Since market lease rates in the aggregate have historically risen or fallen with local market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate; and

•

Mark to Market adjustments included in net income. These are fair value adjustments to derivative instruments. We have excluded these adjustments in our calculation of MFFO to more appropriately reflect core operating performance.

Adjusted MFFO includes adjustments to reduce MFFO related to real estate taxes, property insurance and financing costs which are capitalized with respect to certain renovation projects. We have included adjustments for the costs incurred necessary to bring these investments to their intended use, as these costs are recurring operating costs that are capitalized in accordance with GAAP and not reflected in our net income (loss), FFO and MFFO.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculations of MFFO and Adjusted MFFO, for the three months ended March 31, 2020 and 2019 (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Three Months Ended March 31,
	2020	2019
Net loss attributable to common stockholders	$(10,470)	$(1,535)
Depreciation of real estate assets	3,658	3,527
Amortization of lease-related costs	1,238	1,547
Loss (gain) on real estate equity securities	3,889	(1,114)
Adjustments for noncontrolling interests (1)	(256)	(243)
Adjustments for investment in unconsolidated entities (2)	—	(2,800)

FFO attributable to common stockholders	(1,941)	(618)
Straight-line rent and amortization of above- and below-market leases	(793)	(794)
Unrealized gain on derivative instruments	(13)	(71)
Adjustments for noncontrolling interests (1)	(2)	(6)

MFFO attributable to common stockholders	(2,749)	(1,489)

Other capitalized operating expenses (3)	(36)	—

Adjusted MFFO attributable to common stockholders	$(2,785)	$(1,489)

(1)	Reflects adjustments to eliminate the noncontrolling interest holders’ share of the adjustments to convert our net loss attributable to common stockholders to FFO and MFFO.
(2)

Reflects adjustments to add back our noncontrolling interest share of the adjustments to convert our net loss attributable to common stockholders to FFO for our equity investments in unconsolidated entities.

(3)

Reflects financing costs that are capitalized with respect to our investment in the opportunity zone fund. Certain financing costs are capitalized in accordance with GAAP and not reflected in our net loss, FFO and MFFO.

FFO, MFFO and Adjusted MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, MFFO and Adjusted MFFO, such as tenant improvements, building improvements and deferred leasing costs. We expect FFO, MFFO and Adjusted MFFO to improve in future periods to the extent that we continue to lease up vacant space and acquire additional assets. We expect FFO, MFFO and Adjusted MFFO to increase as a result of stabilizing occupancies at our properties.

Distributions

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

From time to time during our operational stage, we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from debt financing. Distributions declared, distributions paid and cash flow (used in) used in operations were as follows for the first quarter of 2020 (in thousands, except per share amounts):

	Distribution Declared	Distributions Declared Per Share	Distributions Paid			Cash Flows Used In Operations
Period			Cash	Reinvested	Total
First Quarter 2020	$—	$—	$107	$135	$242	$(2,578)

For the three months ended March 31, 2020, we paid aggregate distributions of $0.2 million including $0.1 million distributions paid in cash and $0.1 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the three months ended March 31, 2020 was $10.5 million and cash flow used in operations was $2.6 million. We funded our total distributions paid for the three months ended March 31, 2020, which includes net cash distributions and distributions reinvested by stockholders with prior period cash flow from operating activities. For purposes of determining the source of distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Cash distributions will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. Our board of directors has not pre-established a percentage rate of return for cash distributions to stockholders. We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

We expect that we will fund these cash distributions from rental and other income on our real property investments and dividend income from real estate equity securities. We may also utilize strategic refinancings to fund cash distributions for investments that have appreciated in value after our acquisition. Generally, our distribution policy is not to pay cash distributions from sources other than cash flow from operations, investment activities and strategic financings. However, we may fund cash distributions from any source and there are no limits to the amount of distributions that we may pay from any source, including proceeds from our public offering or the proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or sponsors or from our advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our net income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement. In such an event, we would look first to other third party borrowings to fund these distributions.

Critical Accounting Policies

Our consolidated interim financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC. There have been no significant changes to our policies during 2020.

Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued.

On May 8, 2020, we were granted a loan payment deferral on the Springmaid Beach Resort mortgage loan. We may defer one-half of the monthly interest due and the deferred interest will be compounded during the deferral period of April 2020 through October 2020. In addition, the deferral includes deferring the monthly principal payments of the loan until March 2021, at which time all deferred interest and principal will be due. All other loan requirements remain the same.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 3.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the financing of our real estate investment portfolio and operations. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We may manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

Movements in interest rates on variable rate debt would change our future earnings and cash flows, but would not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. As of March 31, 2020, we were exposed to market risks related to fluctuations in interest rates on $329.3 million of variable rate debt outstanding. As of March 31, 2020, we have also entered into four interest rate cap agreements with an aggregate notional value of $177.1, which effectively cap one-month LIBOR. The weighted-average remaining term of the interest rate caps is 1.2 years. Based on interest rates as of March 31, 2020, if interest rates were 100 basis points higher or lower during the 12 months ending March 31, 2021, interest expense on our variable rate debt would increase by $2.5 million or decrease by $2.2 million.

The weighted-average interest rate of our variable rate debt as of March 31, 2020 was 4.2%. The weighted-average interest rate represents the actual interest rate in effect as of March 31, 2020 (consisting of the contractual interest rate and the effect of interest rate caps, if applicable), using interest rate indices as of March 31, 2020 where applicable.

We are exposed to financial market risk with respect to our real estate equity securities. Financial market risk is the risk that we will incur economic losses due to adverse changes in our real estate equity security prices. Our exposure to changes in real estate equity security prices is a result of our investment in these types of securities. Market prices are subject to fluctuation and, therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a real estate equity security may result from any number of factors, including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates and general market conditions. In addition, amounts realized in the sale of a particular security may be affected by the relative quantity of the real estate equity security being sold. We do not currently engage in derivative or other hedging transactions to manage our real estate equity security price risk. As of March 31, 2020, we owned real estate equity securities with a book value of $10.1 million. Based solely on the prices of real estate equity securities as of March 31, 2020, if prices were to increase or decrease by 10%, our net income would increase or decrease, respectively, by approximately $1.0 million.

For a discussion of the interest rate risks related to the current capital and credit markets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Market Outlook” herein, and Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 4.	Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

Item 1A.	Risk Factors

The following risk factor supplements the risks discussed in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019.

COVID-19 Pandemic

The current outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in the U.S. and global economy and will likely have a negative impact on our business and operations. This impact could be adverse to the extent the current COVID-19 outbreak, or future pandemics, cause tenants to be unable to pay their rent or reduce the demand for commercial real estate, or cause other impacts described below.

The outbreak of COVID-19 in many countries, including the United States, continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and, as cases of the virus have continued to be identified in additional countries, many countries, including the United States, have reacted by instituting quarantines and restrictions on travel.

Nearly all U.S. cities and states, including cities and states where our properties are located, have also reacted by instituting quarantines, restrictions on travel, “shelter in place” rules, restrictions on types of business that may continue to operate, and/or restrictions on types of construction projects that may continue. There can be no assurances as to the length of time these restrictions will remain in place. The COVID-19 outbreak has had, and future pandemics could have, a significant adverse impact on economic and market conditions of economies around the world, including the United States, and has triggered a period of global economic slowdown.

The effects of COVID-19 or another pandemic could negatively affect us and/or our tenants due to, among other factors:

•

the unavailability of personnel, including executive officers and other leaders that are part of the management team and the inability to recruit, attract and retain skilled personnel-to the extent management or personnel are impacted in significant numbers by the outbreak of pandemic or epidemic disease and are not available or allowed to conduct work – business and operating results may be negatively impacted;

•

difficulty accessing debt and equity capital on attractive terms, or at all – a severe disruption and instability in the global financial markets or deterioration in credit and financing conditions may affect our and our tenants’ ability to access capital necessary to fund business operations or replace or renew maturing liabilities on a timely basis, and may negatively affect the valuation of financial assets and liabilities, any of which could affect our ability to meet liquidity and capital expenditure requirements or have a negative effect on our business, financial condition, results of operations and cash flows;

•	an inability to operate in affected areas, or delays in the supply of products or services from the vendors that are needed to operate effectively;

•

tenants’ inability to pay rent on their leases or our inability to re-lease space that is or becomes vacant, which inability, if extreme, could cause us to: (i) no longer be able to pay distributions at our current

PART II. OTHER INFORMATION (CONTINUED)

Item 1A.	Risk Factors (continued)

rates or at all in order to preserve liquidity and (ii) be unable to meet our debt obligations to lenders, which could cause us to lose title to the properties securing such debt, trigger cross-default provisions, or could cause us to be unable to meet debt covenants, which could cause us to have to sell properties or refinance debt on unattractive terms; and

•	our inability to deploy capital due to slower transaction volume which may be dilutive to shareholders.

Because our property investments are located in the United States, COVID-19 has begun and will continue to impact our properties and operating results to the extent its continued spread within the United States reduces occupancy, increases the cost of operation, results in limited hours or necessitates the closure of such properties. In addition, quarantines, states of emergencies and other measures taken to curb the spread of COVID-19 may negatively impact the ability of such properties to continue to obtain necessary goods and services or provide adequate staffing, which may also negatively affect our properties and operating results.

Customers and potential customers of the properties we own, operate in industries that are being negatively affected by the disruption to business caused by this global outbreak. Tenants or operators have been, and may in the future be, required to suspend operations at our properties for what could be an extended period of time. Certain of our office properties have been negatively impacted by similar impacts on our tenants’ businesses. A number of our customers have requested rent concessions and more customers may request rent concessions or may not pay rent in the future. This could lead to increased customer delinquencies and/or defaults under leases, a lower demand for rentable space leading to increased concessions or lower occupancy, and/or tenant improvement expenditures, or reduced rental rates to maintain occupancies. Our operations could be negatively affected if the economic downturn is prolonged, which could also affect our operating results, ability to pay distributions, ability to repay or refinance debt, and the value of shares.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19. The full extent of the impact and effects of COVID-19 on our future financial performance, as a whole, and, specifically on our real estate property holdings, are uncertain at this time. The impact will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories and restrictions, the recovery time of the disrupted supply chains, the consequential staff shortages, and production delays, and the uncertainty with respect to the duration of the global economic slowdown. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations, cash flows, and value of shares. As a result of COVID-19, we have experienced and continue to experience a negative impact on our liquidity, and could experience additional material impacts including, but not limited to, asset impairment charges. We anticipate this will have a material impact on our business, results of operations and cash flows in 2020.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

a).	During the period covered by this Form 10-Q, we did not sell any equity securities that were not registered under the Securities Act of 1933.

b).	Not applicable

c).	We have adopted a share redemption program that may enable stockholders to sell their shares to us in limited circumstances.

Pursuant to the share redemption program there are several limitations on our ability to redeem shares:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), we may not redeem shares until the stockholder has held the shares for one year.

PART II. OTHER INFORMATION (CONTINUED)

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds (continued)

•

During each calendar year, the share redemption program limits the number of shares we may redeem to those that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year provided that the last $0.5 million of net proceeds from the dividend reinvestment plan during the prior year is reserved exclusively for shares redeemed in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” with any excess funds being available to redeem shares not requested in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” during the December redemption date in the current year. We may, however, increase or decrease the funding available for the redemption of shares pursuant to the program upon ten business days’ notice to our stockholders.

•	During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to our share redemption program, redemptions made in connection with a stockholder’s death, qualifying disability, or determination of incompetence are made at a price per share equal to the most recent NAV per share as of the applicable redemption date. The price at which we redeem all other shares eligible for redemption is as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of our most recent estimated NAV per share as of the applicable redemption date; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of our most recent estimated NAV per share as of the applicable redemption date.

For purposes of determining the time period a redeeming stockholder has held each share, the time period begins as of the date the stockholder acquired the share; provided, that shares purchased by the redeeming stockholder pursuant to our dividend reinvestment plan and shares received as a stock dividend will be deemed to have been acquired on the same date as the initial share to which the dividend reinvestment plan shares or stock dividend shares relate. The date of the share’s original issuance by us is not determinative. In addition, as described above, the shares owned by a stockholder may be redeemed at different prices depending on how long the stockholder has held each share submitted for redemption.

On December 17, 2019, our board of directors approved an estimated NAV per share of our common stock of $10.25 based on the estimated value of the our assets less the estimated value of our liabilities, or NAV, divided by the number of shares outstanding, all as of September 30, 2019, with the exception of the following adjustments: (i) our consolidated investments in real estate properties were valued as of October 31, 2019; (ii) an adjustment to reduce cash for the amount of capital expenditures incurred in October 2019; (iii) an adjustment for disposition costs and fees incurred in connection with the disposition of 2200 Paseo Verde. Other than the adjustments, there were no material changes between September 30, 2019 and December 17, 2019 that impacted the overall estimated NAV per share. We expect to update our estimated NAV per share annually.

PART II. OTHER INFORMATION (CONTINUED)

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds (continued)

Upon a transfer of shares any pending redemption requests with respect to such transferred shares will be canceled as of the date we accept the transfer. Stockholders wishing to continue to have a redemption request related to any transferred shares considered by us must resubmit their redemption request.

Our board may amend, suspend or terminate the share redemption program upon 10 business days’ notice to stockholders. We also may increase or decrease the funding available for the redemption of shares pursuant to the share redemption program upon 10 business days’ notice to stockholders.

Effective beginning with the month of February 2020, we have suspended (a) redemptions requested under the share redemption program in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”, until we and POSOR I file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus for the proposed Merger, and (b) all other redemptions under the share redemption program until after the Merger closes.

During the three months ended March 31, 2020, we fulfilled redemption requests and redeemed shares pursuant to the share redemption program as follows:

Month	Total Number of Shares Redeemed	Average Price Paid Per Share (1)	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2020	170,128	$10.10	(2)
February 2020	—	$—	(2)
March 2020	—	$—	(2)

Total	170,128

(1)	Pursuant to the program, as amended, we redeem shares at the purchase prices described above.
(2)

We limit the dollar value of shares that may be redeemed under the program as described above. During the three months ended March 31, 2020, we redeemed $1.7 million of common stock. In January 2020, we exhausted all funds available for redemption of shares in 2020 in connection with redemption requests not made upon a stockholder’s death, “qualifying disability”, or determination of incompetence. As of March 31, 2020, we had $8.0 million outstanding and unfulfilled redemption requests representing 785,440 shares due to the limitations described above. As of March 31, 2020, we have $0.5 million available for redemptions made upon a stockholder’s death, “qualifying disability” or “determination of incompetence” during the remainder of 2020. Based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2020, we have $0.1 million available for redemptions during 2021, subject to the limitations described above.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

PART II. OTHER INFORMATION (CONTINUED)

Item 6.	Exhibits

Ex.	Description

2.1	Agreement and Plan of Merger, dated as of February 19, 2020, by and among Pacific Oak Strategic Opportunity REIT, Inc., Pacific Oak SOR II, LLC and Pacific Oak Strategic Opportunity REIT II, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed February 20, 2020

3.1	Second Articles of Amendment and Restatement adopted on August 11, 2014, incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed September 19, 2014

3.2	Articles of Amendment adopted on November 1, 2019, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed November 1, 2019

3.3	Third Amended and Restated Bylaws adopted November 1, 2019, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed November 1, 2019

3.4	Articles Supplementary for the Class T Shares of common stock dated February 16, 2016, incorporated by reference to Exhibit 3.3 to Post-Effective Amendment no. 4 to the Company’s Registration Statement on Form S-11, Commission File no. 333-192331, filed February 16, 2016

3.5	Articles Supplementary for the Class A Shares of common stock dated February 16, 2016, incorporated by reference to Exhibit 3.4 to Post-Effective Amendment no. 4 to the Company’s Registration Statement on Form S-11, Commission File no. 333-192331, filed February 16, 2016

3.6	Articles of Amendment dated February 16, 2016, incorporated by reference to Exhibit 3.5 to Post-Effective Amendment no. 4 to the Company’s Registration Statement on Form S-11, Commission File no. 333-192331, filed February 16, 2016

4.1	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates), incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed September 19, 2014

4.2	Fourth Amended and Restated Dividend Reinvestment Plan adopted May 18, 2017, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed May 24, 2017

4.3	Amended and Restated Multiple Class Plan, effective as of May 18, 2017, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 24, 2017

10.1	Termination Agreement, dated as of February 19, 2020, by and between Pacific Oak Strategic Opportunity REIT II, Inc. and Pacific Oak Capital Advisors, LLC, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 20, 2020

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Fourth Amended and Restated Share Redemption Program adopted December 6, 2018, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed December 11, 2018

PART II. OTHER INFORMATION (CONTINUED)

Item 6.	Exhibits (continued)

Ex.	Description

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

Date: May 15, 2020	By:	/s/ KEITH D. HALL
Keith D. Hall
Chief Executive Officer and Director
(principal executive officer)

Date: May 15, 2020	By:	/s/ MICHAEL A. BENDER
Michael A. Bender
Chief Financial Officer
(principal financial officer)

Annex F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-54382

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	26-3842535
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11150 Santa Monica Blvd., Suite 400 Los Angeles, California	90025
(Address of Principal Executive Offices)	(Zip Code)

(424) 208-8100

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

There is no established market for the Registrant’s shares of common stock. On December 17, 2019, the board of directors of the Registrant approved an estimated value per share of the Registrant’s common stock of $10.63 based on the estimated value of the Registrant’s assets less the estimated value of the Registrant’s liabilities divided by the number of shares outstanding, as of September 30, 2019, with the exception of the following adjustments: (i) real estate properties were valued as of October 31, 2019; (ii) an adjustment to reduce cash for the amount of capital expenditures incurred in October 2019; (iii) an adjustment for acquisition and disposition fees and expenses incurred in connection with the acquisition of Reven Housing REIT, Inc. and disposition of 125 John Carpenter; and (iv) a number of adjustments related to the participation fee potentiality liabilities to our former advisor and current advisor, in connection with the termination and execution of the advisor agreements on November 1, 2019. For a full description of the methodologies used to value the Registrant’s assets and liabilities in connection with the calculation the estimated value per share as of December 17, 2019, see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Market Information.” There were approximately 65,800,626 shares of common stock held by non-affiliates as of June 30, 2019, the last business day of the Registrant’s most recently completed second fiscal quarter.

As of March 23, 2020, there were 65,847,283 outstanding shares of common stock of the Registrant.

PART I.		F-4
ITEM 1.	BUSINESS	F-4
ITEM 1A.	RISK FACTORS	F-14
ITEM 1B.	UNRESOLVED STAFF COMMENTS	F-61
ITEM 2.	PROPERTIES	F-62
ITEM 3.	LEGAL PROCEEDINGS	F-63
ITEM 4.	MINE SAFETY DISCLOSURES	F-63

PART II.		F-64
ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	F-64
ITEM 6.	SELECTED FINANCIAL DATA	F-80
ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	F-82
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	F-105
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	F-107
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	F-107
ITEM 9A.	CONTROLS AND PROCEDURES	F-107
ITEM 9B.	OTHER INFORMATION	F-108

PART III.		F-109
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	F-109
ITEM 11.	EXECUTIVE COMPENSATION	F-114
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	F-115
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	F-116
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	F-127

PART IV.		F-129
ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	F-129
ITEM 16.	FORM 10-K SUMMARY	F-197

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		F-132

FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Pacific Oak Strategic Opportunity REIT, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all of the risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We depend on our advisor to conduct our operations and eventually dispose of our investments.

•

Because our new advisor, Pacific Oak Capital Advisors, LLC, was recently formed, it could face challenges with employee hiring and retention, information technology, vendor relationships, and funding; if Pacific Oak Capital Advisors faces challenges in performing its obligations to us, it could negatively impact our ability to achieve our investment objectives.

•

We depend on tenants for our revenue and, accordingly, our revenue is dependent upon the success and economic viability of our tenants. Revenues from our property investments could decrease due to a reduction in tenants (caused by factors including, but not limited to, tenant defaults, tenant insolvency, early termination of tenant leases and non-renewal of existing tenant leases) and/or lower rental rates, limiting our ability to pay distributions to our stockholders.

•

We face potential business disruptions due to the recent global outbreak of COVID-19 (Coronavirus). The virus has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain. Our tenants and potential tenants of the properties we own could be adversely affected by the disruption to business caused by the virus.

•	Our opportunistic investment strategy involves a higher risk of loss than would a strategy of investing in some other types of real estate and real estate-related investments.

•

We have paid distributions from financings and in the future we may not pay distributions solely from our cash flow from operations or gains from asset sales. To the extent that we pay distributions from sources other than our cash flow from operations or gains from asset sales, we will have less funds available for investment in loans, properties and other assets, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

•

All of our executive officers and some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, our dealer manager and other Pacific Oak-affiliated entities. As a result, they face conflicts of interest, including significant conflicts created by our former or current advisor’s compensation arrangements with us and other Pacific Oak-advised programs and investors and conflicts in allocating time among us and these other programs and investors. These conflicts could result in unanticipated actions. Fees paid to our advisor in connection with transactions involving the origination, acquisition and management of our investments are based on the cost of the investment, not on the quality of the investment or services rendered to us. This arrangement could influence our advisor to recommend riskier transactions to us.

•

We pay substantial fees to and expenses of our advisor and its affiliates. These payments increase the risk that our stockholders will not earn a profit on their investment in us and increase our stockholders’ risk of loss.

•

We cannot predict with any certainty how much, if any, of our dividend reinvestment plan proceeds will be available for general corporate purposes, including, but not limited to, the redemption of shares under our share redemption program, future funding obligations under any real estate loans receivable we acquire, the funding of capital expenditures on our real estate investments or the repayment of debt. If such funds are not available from the dividend reinvestment plan offering, then we may have to use a greater proportion of our cash flow from operations to meet these cash requirements, which would reduce cash available for distributions and could limit our ability to redeem shares under our share redemption program.

•

We have focused, and may continue to focus, our investments in non-performing real estate and real estate-related loans, real estate-related loans secured by non-stabilized assets and real estate-related securities, which involve more risk than investments in performing real estate and real estate-related assets.

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of this Annual Report on Form 10-K.

PART I

ITEM 1.	BUSINESS

Overview

Pacific Oak Strategic Opportunity REIT, Inc. (formerly known as KBS Strategic Opportunity REIT, Inc.) was formed on October 8, 2008 as a Maryland corporation, elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010 and intends to operate in such manner. As used herein, the terms “we,” “our” and “us” refer to Pacific Oak Strategic Opportunity REIT, Inc. and as required by context, Pacific Oak Strategic Opportunity Limited Partnership, a Delaware limited partnership formed on December 10, 2008 (the “Operating Partnership”), and its subsidiaries. KBS Capital Advisors LLC was previously our external advisor and on October 31, 2019, ceased to be our advisor or have any advisory responsibility to us immediately following the filing of our Quarter Report on Form 10-Q for the period ending September 30, 2019, which was filed on November 8, 2019. On November 1, 2019, Pacific Oak Capital Advisors, LLC (“Pacific Oak Capital Advisors”) became our advisor. As our advisor, Pacific Oak Capital Advisors manages our day-to-day operations and our portfolio of investments. Pacific Oak Capital Advisors also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. Pacific Oak Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf. We have sought to invest in and manage a diverse portfolio of real estate related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We conduct our business primarily through our Operating Partnership, of which we are the sole general partner.

On January 8, 2009, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public, of which 100,000,000 shares were registered in our primary offering and 40,000,000 shares were registered under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on November 14, 2012. We sold 56,584,976 shares of common stock in the primary offering for gross offering proceeds of $561.7 million. We continue to offer shares of common stock under the dividend reinvestment plan. As of December 31, 2019, we had sold 6,827,324 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $76.3 million. Also as of December 31, 2019, we had redeemed 23,819,074 of the shares sold in our offering for $285.4 million. As of December 31, 2019, we had issued 25,976,746 shares of common stock in connection with special dividends. Additionally, on December 29, 2011 and October 23, 2012, we issued 220,994 shares and 55,249 shares of common stock, respectively, for $2.0 million and $0.5 million, respectively, in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On March 2, 2016, Pacific Oak Strategic Opportunity (BVI) Holdings, Ltd. (“Pacific Oak Strategic Opportunity BVI”), our wholly owned subsidiary, filed a final prospectus with the Israel Securities Authority for a proposed offering of up to 1,000,000,000 Israeli new Shekels of Series A debentures (the “Debentures”) at an annual interest rate not to exceed 4.25%. On March 1, 2016, Pacific Oak Strategic Opportunity BVI commenced the institutional tender of the Debentures and accepted application for 842.5 million Israeli new Shekels. On March 7, 2016, Pacific Oak Strategic Opportunity BVI commenced the public tender of the Debentures and accepted 127.7 million Israeli new Shekels. In the aggregate, Pacific Oak Strategic Opportunity BVI accepted 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in both the institutional and public tenders at an annual interest rate of 4.25%. Pacific Oak Strategic Opportunity BVI issued the Debentures on March 8, 2016. The terms of the Debentures require five equal principal installment payments annually on March 1st of each year from 2019 to 2023.

On February 16, 2020, Pacific Oak Strategic Opportunity BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures (the “Series B Debentures”) to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B

Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

As of December 31, 2019, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property, three investments in undeveloped land with approximately 1,000 developable acres, one residential home portfolio consisting of 993 single-family homes and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities.

On January 22, 2020, we filed a registration statement on Form S-11 with the SEC to offer up to $1 billion in additional shares of our common stock. This new registration statement contemplates a proposed conversion of our company to a perpetual-life net asset value or “NAV” REIT that offers and sells shares of our common stock continuously through a number of distribution channels in ongoing public offerings, and seeks to provide increased liquidity to current and future stockholders through an expansion of our current share redemption program. See “Proposed NAV REIT Conversion” below for more information.

On February 19, 2020, we, Pacific Oak SOR II, LLC, an indirect subsidiary of ours (“Merger Sub”), and Pacific Oak Strategic Opportunity REIT II, Inc. (“POSOR II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, POSOR II will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of ours. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of POSOR II shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of POSOR II’s common stock (or a fraction thereof), $0.01 par value per share, will be converted into the right to receive 0.9643 shares of our common stock, par value $0.01 per share. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. See “Proposed Merger” below for more information.

Objectives and Strategies

Our primary investment objectives are:

•	to provide our stockholders with attractive and stable returns; and

•	to preserve and return our stockholders’ capital contributions.

We have sought to achieve these objectives by investing in and managing a portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We acquired our investments through a combination of equity raised in our initial public offering, debt financing and proceeds from the Debentures offering. We plan to lease-up and stabilize existing assets. We plan to explore value-add opportunities for existing assets and seek to realize growth in the value of our investments by timing asset sales to maximize their value. We also intend to actively pursue additional lending and investment opportunities that we believe will provide an attractive risk-adjusted return to our stockholders.

Real Estate Investments

As of December 31, 2019, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land encompassing, in the aggregate, approximately 3.0 million rentable square feet. As of December 31, 2019, these properties were 79% occupied. In addition, we owned one residential home portfolio consisting of 993 single-family homes and encompassing approximately 1.4 million rental square feet and one apartment property containing 317 units and encompassing approximately 0.3 million rentable square feet, which were 89% and 85% occupied, respectively as of December 31, 2019. We also consolidated three investments in undeveloped land with approximately 1,000 developable acres. In addition, we owned five investments in unconsolidated joint ventures.

We have attempted to diversify our tenant base in order to limit exposure to any one tenant or industry. As of December 31, 2019, we had no tenants that represented more than 10% of our total annualized base rent and our top ten tenants represented approximately 32% of our total annualized base rent. As of December 31, 2019, there were no properties classified as held for sale. For more information about our real estate investments, see Part I, Item 2 of this Annual Report on Form 10-K.

Real Estate-Related Investments

As of December 31, 2019, we owned three investments in real estate equity securities with a total book value of $81.4 million.

Financing Objectives

We have financed the majority of our real estate and real estate-related investments with a combination of the proceeds we received from our initial public offering and debt. We used debt financing to increase the amount available for investment and to potentially increase overall investment yields to us and our stockholders. As of December 31, 2019, the weighted-average interest rate on our debt was 3.9%.

We borrow funds at both fixed and variable rates; as of December 31, 2019, we had $292.7 million and $385.4 million of fixed and variable rate debt outstanding, respectively. The weighted-average interest rates of our fixed rate debt and variable rate debt as of December 31, 2019 was 4.4% and 3.5%, respectively. The weighted-average interest rate represents the actual interest rate in effect as of December 31, 2019, using interest rate indices as of December 31, 2019, where applicable. As of December 31, 2019, we had entered into three separate interest rate caps with an aggregate notional of $175.6 million which effectively limits our exposure to increases in one-month LIBOR above certain thresholds.

In March 2016, we, through a wholly-owned subsidiary, issued 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in 4.25% bonds to investors in Israel pursuant to a public offering registered in Israel. The bonds have a seven year term, with 20% of the principal payable each year from 2019 to 2023. We used the proceeds from the issuance of these bonds to make additional investments. As of December 31, 2019, we had entered into one foreign currency collar to hedge against a change in the exchange rate of the Israeli new Shekel versus the U.S. Dollar. The collar expired on February 26, 2020 and consisted of a purchased call option to buy Israeli new Shekels at 3.3800 and a sold put option to sell the Israeli new Shekels at 3.4991. The foreign currency collar was intended to permit us to exchange, on the settlement date of the collar, 776.2 million Israeli new Shekels for an amount ranging from $221.8 million to $229.6 million.

On February 16, 2020, Pacific Oak Strategic Opportunity BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

We have tried to spread the maturity dates of our debt to minimize maturity and refinance risk in our portfolio. In addition, a majority of our debt allows us to extend the maturity dates, subject to certain conditions. Although we believe we will satisfy the conditions to extend the maturity of our debt obligations, we can give no assurance in this regard. The following table shows the current and fully extended maturities, including principal amortization payments, of our debt as of December 31, 2019 (in thousands):

	Current Maturity	Extended Maturity
2020	$137,958	$86,787
2021	278,554	59,169
2022	78,396	112,766
2023	116,132	273,747
2024	270	78,841
Thereafter	66,770	66,770

	$678,080	$678,080

There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities to 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2019, our borrowings and other liabilities were both approximately 68% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

We do not intend to exceed the leverage limit in our charter. High levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors, and could also be accompanied by restrictive covenants. High levels of debt could also increase the risk of being unable to refinance when loans become due, or of being unable to refinance on favorable terms, and the risk of loss with respect to assets pledged as collateral for loans.

Except with respect to the borrowing limits contained in our charter, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost and availability of debt and equity capital, any investment opportunities, the ability of our investments to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to book value in connection with any change of our borrowing policies.

Disposition Policies

The period that we will hold our investments will vary depending on the type of asset, interest rates and other factors. Our advisor has developed a well-defined exit strategy for each investment we have made and will continually perform a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return for our stockholders. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders. During the year ended December 31, 2019, we sold one office building, one retail property and one apartment property and there were no properties classified as held for sale as of December 31, 2019. Additionally, during the year ended December 31, 2019, we liquidated our position in Whitestone REIT and sold 1,781,894 shares of its common stock. The disposition strategy is consistent with our objectives of acquiring opportunistic investments, improving the investments and timing asset sales to realize the growth in the value that was created during our hold period.

Proposed NAV REIT Conversion

Background

Our board of directors and management team believe significant opportunities currently exist and have been monitoring the real estate and equity markets closely in order to find the best opportunities possible to maximize the return to our stockholders and provide additional liquidity for our stockholders. We currently believe the best opportunity for us to achieve these objectives is to pursue a strategy as a non-listed, perpetual-life company that (a) calculates the net asset value or “NAV” per share on a regular basis that is more frequent that annually (i.e., daily, monthly or quarterly), (b) offers and sells new shares of our common stock continuously through a number of distribution channels in ongoing public offerings, and (c) seeks to provide increased liquidity to current and future stockholders through an expansion of our current share redemption program. We refer to a REIT that operates in this manner as an “NAV REIT” and we refer to our proposed conversion to this mode of operation as the “Proposed NAV REIT Conversion.” As an NAV REIT, we believe we will be able to raise additional equity capital to diversify and grow our portfolio for the benefit of our stockholders, while at the same time providing increased liquidity to our stockholders in excess of what is currently offered.

Terms of Proposed NAV REIT Conversion

We summarize below our current intentions as to the principal terms of the Proposed NAV REIT Conversion. While we have described below our current intentions with respect to the Proposed NAV REIT Conversion, our board of directors may change any aspects of it without stockholder approval. Such changes may be deemed appropriate for a variety of reasons, including but not limited to regulatory, capital-raising or business considerations, all of which can change over time.

More Frequent NAV Calculations

We currently calculate the NAV of our shares once each calendar year. As an NAV REIT, we currently intend to calculate our NAV once per month, though we could decide to calculate it daily or quarterly. We believe more frequent NAV calculations will improve our ability to offer and repurchase our shares at the most fair prices, and also improve visibility and transparency into our performance.

Revised Share Redemption Program

As an NAV REIT, we believe we can (a) offer an expanded share redemption program, (b) have additional capital to fund redemptions, and (c) provide more frequent NAV per share calculations, which will provide stockholders with more information when making liquidity decisions and also allow more frequent and fair pricing under our share redemption program. As an NAV REIT, we intend to revise our share redemption program to allow us to make monthly redemptions with an aggregate value of up to 5% of our NAV each quarter. This would be a significant increase in maximum capacity compared to our current share redemption program, which limits redemptions of shares during any calendar year to no more than 5% of the weighted average number of shares outstanding during the prior calendar year. Our current share redemption program is also limited by funding restrictions that prevent us from redeeming the maximum number of shares permitted under the program. Because the actual level of redemptions under our share redemption program as an NAV REIT would also depend on our ability to fund redemptions and our other capital needs, we may not be able to make redemptions up to the maximum capacity permitted by the program. However, our intention is to increase our stockholders’ access to liquidity through an expansion of our current share redemption program. As an NAV REIT, we intend to repurchase shares under the share redemption program on a monthly basis at a price equal to the most recently disclosed monthly NAV, or at 95% of the most recently disclosed NAV if the shares have been held for less than a year; provided that for the first 90 days as an NAV REIT, no redemptions will be approved for any of our stockholders, in order to help us transition to our new share redemption program as a perpetual-life REIT.

Distributions and Dividend Reinvestment Plan

We currently declare distributions with quarterly record and payment dates. As an NAV REIT, we expect that we would modify our distribution policy to pay distributions monthly and have monthly record dates. We also expect to revise our dividend reinvestment plan so that we would sell shares at the most recent monthly NAV, rather than at the most recent annual NAV as we do now.

Ongoing Public Offerings Conducted through Pacific Oak Capital Markets Group, LLC

As an NAV REIT, we expect that we would conduct ongoing primary public offerings of our shares on a continuous basis through our affiliated dealer manager, Pacific Oak Capital Markets Group, LLC. Such offerings would likely include new classes of common stock, which would allow us to offer different classes of common stock with different combinations of upfront and ongoing commissions and other fees payable to our dealer manager and participating broker-dealers. We believe that having a number of different share classes with different distribution compensation structures will improve our ability to sell shares and raise capital in the current market. We currently intend to rename our unclassified shares of common stock as “Class I” shares and classify three new classes of common stock: Class T, S and D shares.

While we expect that the upfront and ongoing commissions and other fees payable to our dealer manager and participating broker-dealers in connection with these offerings would be borne by the new investors, our company would incur other offering expenses in connection with these offerings, which expenses would impact our current stockholders. These other offering expenses would include our legal, accounting, printing, mailing and filing fees, charges of our transfer agent, charges of our advisor and/or transfer agent for administrative services related to the issuance of shares in the offering, reimbursement of bona fide due diligence expenses, reimbursement of our advisor for costs in connection with preparing supplemental sales materials, the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees payable to participating broker-dealers hosting retail seminars and travel, meal and lodging costs for registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail seminars conducted by broker-dealers, legal fees of our dealer manager and promotional items. They could also include reimbursement to our dealer manager for wholesaling compensation expenses, though we do not currently intend to reimburse our dealer manager for such expenses.

Revised Advisory Fee Structure

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Acquisition and Origination Fees and Expenses. Pursuant to our advisory agreement currently in effect with our advisor, we incur acquisition and origination fees payable to our advisor equal to 1.0% of the cost of investments acquired by us, or the amount funded by us to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments. We intend to eliminate this fee as part of the Proposed NAV REIT Conversion. This may represent significant savings, depending on our future investment activity. We intend to continue to reimburse our advisor for customary acquisition and origination expenses, whether or not we ultimately acquire the asset.

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Fixed Asset Management Fee. Pursuant to our advisory agreement currently in effect with our advisor, we currently pay the advisor an asset management fee. With respect to investments in loans and any investments other than real property, the asset management fee is a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment, inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the fees and expenses related to the acquisition or funding of such investment, as of the time of calculation. With respect to investments in real property, the asset management fee is a monthly fee equal to one-twelfth of 0.75% of the sum of the amount paid or allocated to acquire the investment, inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment. For the 12 months ended December 31, 2019, the asset management fee was $8.2 million.

As part of the Proposed NAV REIT Conversion, we currently expect to replace the current asset management fee with a management fee with a fixed component equal to 1.25% of NAV per annum payable monthly. The impact of this change will depend on a number of factors, including our leverage and the value of our assets compared to the purchase price (both of which will be taken into account with the new fee structure, unlike the old fee structure), and is therefore impossible to predict over the long term, but we do not expect the change to be significant in the near term. By way of example only, if the aggregate NAV of our company for the 12 months ended December 31, 2019 were equal to the estimated net asset value of our company approved by our board of directors on December 17, 2019, this fixed component of the new advisory fee would have been approximately $0.5 million per month. By comparison, the existing asset management fee incurred by us for the 12 months ended December 31, 2019 was approximately $0.7 million per month.

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Incentive Fee. As part of the Proposed NAV REIT Conversion, we currently expect to replace our current incentive fee to the advisor with an annual performance fee performance participation interest in the Operating Partnership that entitles our advisor (or its affiliate) to receive an allocation from our Operating Partnership equal to 15.0% of the Total Return, subject to a 6% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below). Such allocation will be made annually and accrue monthly. Specifically, the advisor or its affiliate will be allocated a performance participation in an amount equal to:

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First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such annual Excess Profits until the total amount allocated to the Special Limited Partner equals 6.0 % of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the Special Limited Partner pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•	Second, to the extent there are remaining Excess Profits, 15.0% of such remaining Excess Profits.

“Total Return” for any period since the end of the prior calendar year shall equal the sum of:

(i) all distributions accrued or paid (without duplication) on the Operating Partnership units outstanding at the end of such period since the beginning of the then-current calendar year, plus

(ii) the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of Operating Partnership units, (y) any allocation/accrual to the performance participation interest and (z) applicable distribution fee expenses (including any payments made to us for payment of such expenses).

“Hurdle Amount” for any period during a calendar year means that amount that results in a 6% annualized internal rate of return on the NAV of the Operating Partnership units outstanding at the beginning of the then-current calendar year and all Operating Partnership units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units, and all issuances of Operating Partnership units over the period and calculated in accordance with recognized industry practices. The ending NAV of the Operating Partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the performance participation interest and applicable distribution fee expenses.

Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.

“Loss Carryforward Amount” shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the

Loss Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any Operating Partnership units repurchased during such year, which units will be subject to the performance participation allocation upon repurchase as described below. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the Special Limited Partner’s performance participation. This is referred to as a “High Water Mark.”

In addition, immediately prior to the commencement of the NAV REIT conversion, we may compensate our advisor for performance since September 30, 2018, as part of a restructuring of the incentive fees we pay to our advisor.

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Disposition Fees. Pursuant to our advisory agreement currently in effect with the advisor, for substantial assistance in connection with the sale of properties or other investments, we currently pay our advisor or its affiliates 1.0% of the contract sales price of each loan, debt-related security, real property or other investment sold (including residential or commercial mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction); provided, however, that if in connection with such disposition commissions are paid to third parties unaffiliated with our advisor, the fee paid to our advisor and its affiliates may not exceed the commissions paid to such unaffiliated third parties, and provided further that the disposition fees paid to our advisor, its affiliates and unaffiliated third parties may not exceed 6.0% of the contract sales price.

We intend to eliminate this fee as part of the Proposed NAV REIT Conversion. This may represent significant savings, depending on our future disposition activity.

Proposed Merger

If the Merger were to occur today, the combined company’s portfolio would consist of nine office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, in the aggregate, approximately, 3.8 million rentable square feet and 77.7% leased occupancy (based on data as of March 24, 2020), two hotel properties, two apartment properties, one residential home portfolio consisting of 993 single-family rental homes, three investments in undeveloped land with approximately 1,000 developable acres, an investment in an office/retail property redevelopment, six investments in unconsolidated entities and four investments in real estate equity securities.

The Merger is conditioned upon receipt of the approval of the holders of a majority of the outstanding shares of POSOR II common stock with respect to the Merger. In addition, the Merger Agreement provides certain termination rights for us and POSOR II. In connection with the termination of the Merger Agreement, under certain specified circumstances, POSOR II may be required to pay us a termination fee of $9.3 million.

Under the terms of the Merger Agreement, in exchange for each share of POSOR II common stock owned, POSOR II stockholders will receive 0.9643 shares of our common stock. Following the closing of the Merger, POSOR I and POSOR II stockholders are expected to own approximately 69.4% and 30.6% of the combined company, respectively. We expect the transaction to close in the second half of 2020, subject to certain closing conditions, including the approval of the merger by POSOR II stockholders.

Concurrently with the entry into the Merger Agreement, we and Pacific Oak Capital Advisors (which is also the external advisor to POSOR II) entered into the Amended and Restated Advisory Agreement (the “Amended Advisory Agreement”). The Amended Advisory Agreement amended our existing advisory agreement to provide that no acquisition fees will be paid in connection with the Merger and to set the “issue price” ($10.63 per share) of the shares issued in the Merger for purposes of calculating the Pacific Oak Capital Advisors’ incentive fee. The Merger itself will not trigger an incentive fee to Pacific Oak Capital Advisors by POSOR II or us.

Concurrently with the entry into the Merger Agreement, POSOR II and Pacific Oak Capital Advisors entered into a termination letter agreement (the “Termination Agreement”), effective as of February 19, 2020.

Pursuant to the Termination Agreement, the advisory agreement between POSOR II and Pacific Oak Capital Advisors (the “POSOR II Advisory Agreement”) will be terminated at the effective time of the Merger. Also pursuant to the Termination Agreement, Pacific Oak Capital Advisors waived any disposition fee it otherwise would be entitled to receive from POSOR II with respect to the Merger. If, however, POSOR II is ultimately sold to another bidder, then Pacific Oak Capital Advisors may be entitled to a disposition fee from POSOR II in an amount as set forth in the POSOR II Advisory Agreement.

The foregoing descriptions of the Merger Agreement, the Amended and Restated Advisory Agreement and the Merger are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement and the Amended and Restated Advisory Agreement, copies of which were filed as exhibits to our Current Report on Form 8-K filed with the SEC on February 20, 2020. There is no guarantee that the Merger will be consummated.

Economic Dependency

We are dependent on our advisor for certain services that are essential to us, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations and leasing of our investment portfolio; and other general and administrative responsibilities. In the event that our advisor is unable to provide the respective services, we will be required to obtain such services from other sources.

Competitive Market Factors

The U.S. commercial real estate leasing markets remain competitive. We face competition from various entities for prospective tenants and to retain our current tenants, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant. As a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract and retain tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders may be adversely affected. We may also face competition from other entities that are selling assets. Competition from these entities may increase the supply of real estate investment opportunities or increase the bargaining power of real estate investors seeking to buy.

Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Compliance with Federal, State and Local Environmental Law

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

All of our real estate properties, other than properties acquired through foreclosure, were subject to Phase I environmental assessments at the time they were acquired. Some of the properties we have acquired are subject to potential environmental liabilities arising primarily from historic activities at or in the vicinity of the properties. Based on our environmental diligence and assessments of our properties and our purchase of pollution and remediation legal liability insurance with respect to some of our properties, we do not believe that environmental conditions at our properties are likely to have a material adverse effect on our operations.

Segments

We have invested in non-performing loans, opportunistic real estate and other real estate-related assets. In general, we intend to hold our investments in non-performing loans, opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of non-performing loans, opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, our management views non-performing loans, opportunistic real estate and other real estate-related assets as similar investments. Substantially all of our revenue and net income (loss) is from non-performing loans, opportunistic real estate and other real estate-related assets, and therefore, we currently aggregate our operating segments into one reportable business segment. We view single-family homes as a separate reportable segment.

Employees

We have no paid employees. The employees of our advisor or its affiliates provide management, acquisition, disposition, advisory and certain administrative services for us.

Principal Executive Office

Our principal executive offices are located at 11150 Santa Monica Blvd., Suite 400, Los Angeles, California 90025. Our telephone number and web address are (424) 208-8100 and http://www.pacificoakcmg.com/offering/reit-i.

Available Information

Access to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other filings with the SEC, including amendments to such filings, may be obtained free of charge from the following website, http://www.pacificoakcmg.com/offering/reit-i, through a link to the SEC’s website, http://www.sec.gov. These filings are available promptly after we file them with, or furnish them to, the SEC.

ITEM 1A.	RISK FACTORS

The following are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to an Investment in Us

Because no public trading market for our shares currently exists, it will be difficult for our stockholders to sell their shares and, if they are able to sell their shares, it will likely be at a substantial discount to the public offering price.

Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit large investors from purchasing our shares. In its sole discretion, our board of directors could amend, suspend or terminate our share redemption program upon ten business days’ notice. Further, the share redemption program includes numerous restrictions that would limit a stockholder’s ability to sell his or her shares. Therefore, it will be difficult for our stockholders to sell their shares promptly or at all. It is also likely that our shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, our stockholders should purchase shares in our dividend reinvestment plan only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of Pacific Oak Capital Advisors, our advisor, in the acquisition of our investments, including the determination of any financing arrangements, and the ability of our advisor to source loan origination opportunities for us. Competition from competing entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of counterparties in transactions. We will also depend upon the performance of third-party loan servicers and property managers in connection with managing our investments. Stockholders must rely entirely on the management abilities of Pacific Oak Capital Advisors, the loan servicers and property managers Pacific Oak Capital Advisors selects and the oversight of our board of directors. We can give our stockholders’ no assurance that Pacific Oak Capital Advisors will be successful in obtaining suitable investments on financially attractive terms or that, if Pacific Oak Capital Advisors makes investments on our behalf, our objectives will be achieved. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

A concentration of our real estate investments in any one property class may leave our profitability vulnerable to a downturn in such sector.

At any one time, a significant portion of our investments could be in one property class. As a result, we will be subject to risks inherent in investments in a single type of property. If our investments are substantially in one property class, then the potential effects on our revenues, and as a result, on cash available for distribution to our stockholders, resulting from a downturn in the businesses conducted in those types of properties could be more pronounced than if we had more fully diversified our investments. As of December 31, 2019, our investments in office properties, including our office unconsolidated joint ventures, represented 56.2% of our total assets.

Because of the concentration of a significant portion of our assets in two geographic areas, any adverse economic, real estate or business conditions in these areas could affect our operating results and our ability to make distributions to our stockholders.

As of December 31, 2019, our real estate investments in Georgia and California represented 17.0% and 13.9% of our total assets, respectively. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse economic developments in the Georgia and California real estate markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect our operating results and our ability to make distributions to stockholders.

Disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, commercial real estate values and our ability to secure debt financing, service debt obligations, or pay distributions to our stockholders.

Currently, both the investing and leasing environments are highly competitive. While there has been an increase in the amount of capital flowing into the U.S. real estate markets, which resulted in an increase in real estate values in certain markets, the uncertainty regarding the economic environment has made businesses reluctant to make long-term commitments or changes in their business plans. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in decreases in cash flows.

We have relied on debt financing to finance our real estate properties and we may have difficulty refinancing some of our debt obligations prior to or at maturity or we may not be able to refinance these obligations at terms as favorable as the terms of our existing indebtedness and we also may be unable to obtain additional debt financing on attractive terms or at all. If we are not able to refinance our existing indebtedness on attractive terms at the various maturity dates, we may be forced to dispose of some of our assets. Recent financial market conditions have improved from the bottom of the economic cycle, but material risks are still present. Market conditions can change quickly, which could negatively impact the value of our assets.

Disruptions in the financial markets and continued uncertain economic conditions could adversely affect the values of our investments. Lending activity has increased; however, it remains uncertain whether the capital markets can sustain the current transaction levels. Any disruption to the debt and capital markets could result in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

•	the values of our investments in commercial properties could decrease below the amounts paid for such investments;

•	the value of collateral securing any loan investments we may make could decrease below the outstanding principal amount of such loans; and/or

•	revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations on debt financing.

All of these factors could impair our ability to make distributions to our investors and decrease the value of an investment in us.

Subsequent to December 31, 2019, there was a global outbreak of a new strain of coronavirus, COVID-19 which has been designated as a pandemic by the World Health Organization, continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus have continued to be identified in additional countries, many countries have reacted by instituting quarantines, restrictions on travel, and limiting hours of operations of non-essential offices and retail centers. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact to occupancy at its properties, financing arrangements, increased costs of operations, decrease in values of its investments, changes in law and/or regulation, and uncertainty regarding government and regulatory policy. The Company is unable to estimate the impact the novel coronavirus will have on its financial results at this time.

Uncertainty and volatility in the credit markets could affect our ability to obtain debt financing on reasonable terms, or at all, which could reduce the number of properties we may be able to acquire and the amount of cash distributions we can make to our stockholders.

The U.S. and global credit markets have in the past experienced severe dislocations and liquidity disruptions, which caused volatility in the credit spreads on prospective debt financings and constrained the availability of debt financing due to the reluctance of lenders to offer financing at high leverage ratios. Similar conditions in the future could adversely impact our ability to access additional debt financing on reasonable terms or at all, which may adversely affect investment returns on future acquisitions or our ability to make acquisitions.

If mortgage debt or unsecured debt is unavailable on reasonable terms as a result of increased interest rates, increased credit spreads, decreased liquidity or other factors, we may not be able to finance the initial purchase of properties. In addition, when we incur mortgage debt or unsecured debt, we run the risk of being unable to refinance such debt upon maturity, or of being unable to refinance on favorable terms.

If interest rates are higher or other financing terms, such as principal amortization, the need for a corporate guaranty, or other terms are not as favorable when we refinance debt or issue new debt, our income could be reduced. To the extent we are unable to refinance debt on reasonable terms, at appropriate times or at all, we may be required to sell properties on terms that are not advantageous to us, or that could result in the foreclosure of such properties. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing securities or borrowing more money.

Because we depend upon our advisor and its affiliates to conduct our operations, adverse changes in the financial health of our advisor or its affiliates could cause our operations to suffer.

We depend on Pacific Oak Capital Advisors, its affiliates and the key real estate and debt finance professionals at Pacific Oak Capital Advisors to manage our operations and our portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. Our advisor depends upon the fees and other compensation that it receives from us and other public Pacific Oak-sponsored programs in connection with the origination, purchase, management and sale of assets to conduct its operations. Any adverse changes in the financial condition of Pacific Oak Capital Advisors or its affiliates or our relationship with Pacific Oak Capital Advisors or its affiliates could hinder their ability to successfully manage our operations and our portfolio of investments. Furthermore, if Pacific Oak Capital Advisors was unable or unwilling to continue to provide management services to us, we may need to find an advisor to replace the management services Pacific Oak Capital Advisors provides to us. In such event our operating performance and the return on our stockholders’ investment could suffer.

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and the overall return to our stockholders may be reduced.

We will declare distributions when our board of directors determines we have sufficient cash flow from operations, investment activities and/or strategic financings. We expect to fund distributions from interest and rental income on investments, the maturity, payoff or settlement of those investments and from strategic sales of loans, properties and other assets. We may also fund distributions from debt financings.

As a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. At such time as we have assets that we have held for at least two years, we anticipate that we may authorize and declare distributions based on gains on asset sales, to the extent we close on the sale of one or more assets and the board of directors does not determine to reinvest the proceeds of such sales. Additionally, our board of directors intends to declare distributions quarterly based on cash flow from our investments.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles (“GAAP”)). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Our distribution policy is not to pay distributions from sources other than cash flow from operations, investment activities and strategic financings. However, our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including proceeds from the issuance of securities, borrowings, advances from our advisor or sponsors or from our advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions. If we fund distributions from financings, the proceeds from issuances of securities or sources other than our cash flow from operations, we will have less funds available for investment in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments and the overall return to our stockholders may be reduced.

In addition, to the extent distributions exceed cash flow from operations and gains from asset sales, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flows from operations or gains from asset sales. For the year ended December 31, 2019, we paid aggregate distributions of $1.7 million (of which $0.8 million was reinvested through our dividend reinvestment plan). Our net loss attributable to stockholders for the year ended December 31, 2019 was $17.3 million. For the year ended December 31, 2019, we funded 100% of total distributions paid with cash provided by operations and prior period cash provided by operations. From inception through December 31, 2019, we funded 10% of total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with proceeds from debt financing, funded 43% of total distributions paid with the gains realized from the dispositions of properties and funded 47% of total distributions paid with cash provided by operations. Our cumulative distributions paid and net income attributable to common stockholders from inception through December 31, 2019 were $194.8 million and $169.4 million, respectively.

The loss of or the inability to retain key real estate and debt finance professionals at our advisor could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of an investment in our shares.

Our success depends to a significant degree upon the contributions of Keith D. Hall and Peter McMillan III, each of whom would be difficult to replace. Neither we nor our affiliates have employment agreements with Messrs. Hall or McMillan. Messrs. Hall and McMillan may not remain associated with us. If any of these persons were to cease their association with us, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our advisor’s and its affiliates’ ability to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our advisor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. If we lose or are unable to obtain the services of highly skilled professionals our ability to implement our investment strategies could be delayed or hindered, and the value of our stockholders’ investment may decline.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our stockholders’ and our recovery against our independent directors if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, our stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our stockholders’ and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution to our stockholders.

We may change our targeted investments without stockholder consent.

We may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in us making investments that are different from, and possibly riskier than, our targeted investments as described in Part I, Item 1 of this Annual Report on Form 10-K. For example, we modified our investment objectives and criteria in January 2012 and we may do so again in the future. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders.

We face risks associated with security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology (IT) networks and related systems.

We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our IT networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations. Although we make efforts to maintain the security and integrity of these types of IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

A security breach or other significant disruption involving our IT networks and related systems could:

•	disrupt the proper functioning of our networks and systems and therefore our operations;

•	result in misstated financial reports, violations of loan covenants and/or missed reporting deadlines;

•	result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;

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result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or which could expose us to damage claims by third-parties for disruptive, destructive or otherwise harmful purposes and outcomes;

•	require significant management attention and resources to remedy any damages that result;

•	subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or

•	damage our reputation among our stockholders.

Any or all of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees). This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the Maryland General Corporation Law to authorize the adoption of such provisions.

Risks Related to Conflicts of Interest

Pacific Oak Capital Advisors and its affiliates, including all of our executive officers and some of our directors and other key real estate and debt finance professionals, face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

All of our executive officers and some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, Pacific Oak Capital Markets Group LLC (“Pacific Oak Capital Markets Group”) and other affiliated Pacific Oak entities. Pacific Oak Capital Advisors and its affiliates receive substantial fees from us. These fees could influence our advisor’s advice to us as well as the judgment of affiliates of Pacific Oak Capital Advisors. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with Pacific Oak Capital Advisors and its affiliates, including the advisory agreement;

•

public offerings of equity by us, which may entitle Pacific Oak Capital Markets Group to dealer-manager fees and may entitle Pacific Oak Capital Advisors to asset management fees and certain other fees;

•	sales of investments, which may entitle Pacific Oak Capital Advisors to disposition fees and possible subordinated incentive fees;

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acquisitions of investments and originations of loans, which may entitle Pacific Oak Capital Advisors to acquisition and origination fees and asset management fees and, in the case of acquisitions of investments from other Pacific Oak-sponsored programs, might entitle affiliates of Pacific Oak Capital Advisors to disposition fees and possible subordinated incentive fees in connection with its services for the seller;

•	borrowings to acquire investments and to originate loans, which borrowings may increase the acquisition and origination fees and asset management fees payable to Pacific Oak Capital Advisors;

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whether to engage Pacific Oak Capital Advisors, which may receive fees in connection with the management of our properties regardless of the quality of the services provided to us, to manage our properties; and

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whether we pursue a liquidity event such as a listing of our shares of common stock on a national securities exchange, a sale of the company or a liquidation of our assets, which (i) may make it more likely for us to become self-managed or internalize our management, (ii) could positively or negatively affect the sales efforts for other Pacific Oak-sponsored programs, depending on the price at which our shares trade or the consideration received by our stockholders, and/or (iii) affect the advisory fees received by our advisor.

The fees our advisor may receive in connection with the acquisition, origination or management of assets are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us.

Pacific Oak Capital Advisors faces conflicts of interest relating to the leasing of properties and such conflicts may not be resolved in our favor, meaning that we may obtain less credit-worthy or desirable tenants, which could limit our ability to make distributions and reduce our stockholders’ overall investment return.

We and other Pacific Oak-sponsored programs and Pacific Oak-advised investors rely on our sponsors and other key real estate professionals at our advisor, including Messrs. Hall and McMillan, to supervise the property management and leasing of properties. If the Pacific Oak team of real estate professionals directs credit-worthy prospective tenants to properties owned by another Pacific Oak-sponsored program or Pacific Oak-advised investor when they could direct such tenants to our properties, our tenant base may have more inherent risk and our properties’ occupancy may be lower than might otherwise be the case.

Further, Messrs. Hall and McMillan and existing and future Pacific Oak-sponsored programs and Pacific Oak-advised investors are generally not prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments.

Pacific Oak Capital Advisors and the key real estate professionals associated with Pacific Oak Capital Advisors face conflicts of interest relating to the acquisition and origination of assets and leasing and disposition of properties due to their relationship with other real estate programs and such conflicts may not be resolved in our favor, which could limit our ability to pay distributions to our stockholders and reduce our stockholders’ overall investment return.

We rely on our sponsor, Pacific Oak Holding Group, LLC, and other key real estate professionals at our advisor, including Messrs. Hall and McMillan, to identify suitable investment opportunities for us and to supervise the property management and leasing and eventual disposition of properties. Pacific Oak Strategic Opportunity REIT II, Inc. (“Pacific Oak Strategic Opportunity REIT II”) is also advised by Pacific Oak Capital Advisors. Keppel Pacific Oak US REIT is externally managed by a joint venture between (i) an entity in which Messrs. Hall and McMillan have an indirect ownership interest and (ii) Keppel Capital Holding Pte. Ltd., which is not affiliated with us, and has also engaged Pacific Oak Capital Advisors to act as its asset manager in the United States. Through Pacific Oak Capital Advisors these programs rely on many of the same real estate and debt finance professionals as will future programs advised by our advisor or professionals associated with our advisor. As such, we and other programs that currently have funds available for investment rely on many of the same real estate and debt finance professionals employed by Pacific Oak Capital Advisors, as will future Pacific Oak-sponsored programs, Pacific Oak-advised investors and other programs sponsored by Messrs. Hall and McMillan. Many investment opportunities that are suitable for us may also be suitable for other programs and investors. When these real estate and debt finance professionals direct an investment opportunity to any program or investor they, in their sole discretion, will offer the opportunity to the program or investor for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program or investor.

For so long as we are externally advised, our charter provides that it shall not be a proper purpose of the corporation for us to make any significant investment unless Pacific Oak Capital Advisors has recommended the investment to us. Thus, the real estate and debt finance professionals of Pacific Oak Capital Advisors could direct attractive investment opportunities to other programs or investors. Such events could result in us investing in properties that provide less attractive returns, which would reduce the level of distributions we may be able to pay our stockholders.

We and other programs and investors also rely on these real estate professionals to supervise the property management and leasing of properties. If the Pacific Oak team of real estate professionals directs creditworthy prospective tenants to properties owned by another program or investor when it could direct such tenants to our properties, our tenant base may have more inherent risk and our properties’ occupancy may be lower than might otherwise be the case.

In addition, we and other programs advised by Pacific Oak Capital Advisors and its affiliates or key real estate professionals, rely on our sponsor and other key real estate professionals at our advisor to sell our properties. These programs and Pacific Oak-advised investors may possess properties in similar locations and/or of the same property types as ours and may be attempting to sell these properties at the same time we are attempting to sell some of our properties. If our advisor directs potential purchasers to properties owned by other programs they advise when it could direct such purchasers to our properties, we may be unable to sell some or all of our properties at the time or at the price we otherwise would, which could limit our ability to pay distributions and reduce our stockholders’ overall investment return.

Further, existing and future programs associated with Pacific Oak Capital Advisors and its affiliates, as well as Messrs. Hall and McMillan generally, are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, origination, development, ownership, leasing or sale of real estate-related investments.

Pacific Oak Capital Advisors will face conflicts of interest relating to joint ventures that we may form with affiliates of Pacific Oak Capital Advisors, which conflicts could result in a disproportionate benefit to the other venture partners at our expense.

If approved by both a majority of our board of directors and a majority of our independent directors, we may enter into joint venture agreements with other Pacific Oak-sponsored programs or affiliated entities for the acquisition, development or improvement of properties or other investments. Pacific Oak Capital Advisors, our advisor and its affiliates, the advisors to the other Pacific Oak-sponsored programs and the investment advisers to institutional investors in real estate and real estate-related assets, have some of the same executive officers, directors and other key real estate and debt finance professionals; and these persons will face conflicts of interest in determining which Pacific Oak program or investor should enter into any particular joint venture agreement. These persons may also face a conflict in structuring the terms of the relationship between our interests and the interests of the Pacific Oak-affiliated co-venturer and in managing the joint venture. Any joint venture agreement or transaction between us and a Pacific Oak-affiliated co-venturer will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers. The Pacific Oak-affiliated co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. These co-venturers may thus benefit to our and stockholders’ detriment.

Pacific Oak Capital Advisors, the real estate and debt finance professionals assembled by our advisor, their affiliates and our officers face competing demands on their time and this may cause our operations and our stockholders’ investment to suffer.

We rely on Pacific Oak Capital Advisors and the real estate, management, accounting and debt finance professionals our advisor has assembled, including Messrs. Hall, McMillan and Michael A. Bender for the day-to-day operation of our business. Messrs. Hall, McMillan, and Bender are executive officers of POSOR II. As a result of their interests in other Pacific Oak programs, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, Messrs. Hall, McMillan and Bender face conflicts of interest in allocating their time among us, POSOR II, Pacific Oak Capital Advisors and other Pacific Oak-sponsored programs as well as other business activities in which they are involved. In addition, Pacific Oak Capital Advisors and their affiliates share many of the same key real estate and debt finance professionals. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. Furthermore, some or all of these individuals may become employees of another Pacific Oak-sponsored program in an internalization transaction or, if we internalize our advisor, may not become our employees as a result of their relationship with other Pacific Oak-sponsored programs. If these events occur, the returns on our investments, and the value of our stockholders’ investments, may decline.

All of our executive officers and some of our directors and the key real estate and debt finance professionals assembled by our advisor face conflicts of interest related to their positions and/or interests in Pacific Oak Capital Advisors and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers, some of our directors and other key real estate and debt finance professionals assembled by our advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, and other affiliated Pacific Oak entities. Through Pacific Oak-affiliated entities, some of these persons also serve as the investment advisors to institutional investors in real estate and real estate-related assets and through Pacific Oak Capital Advisors and its affiliates these persons serve as the advisor to POSOR II and other Pacific Oak-sponsored programs. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Further, Messrs. Hall and McMillan and existing and future Pacific Oak-sponsored programs and Pacific Oak-advised investors generally are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Risks Related to Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), our charter prohibits a person from directly or constructively owning more than 9.8% of our outstanding shares, unless exempted by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our stockholders’ investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”). If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•

pursuant to section 3(a)(1)(A), is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•

pursuant to section 3(a)(1)(C), is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the primarily engaged test, we and our Operating Partnership are holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

If any of the subsidiaries of our Operating Partnership fail to meet the 40% test, we believe they will usually, if not always, be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Otherwise, they should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that any of the subsidiaries of our Operating Partnership relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, and approximately an additional 25% of its assets in other types of real estate-related assets. If any subsidiary relies on Section 3(c)(5)(C), we expect to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered “real estate-related assets” under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered “real estate-related assets” under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Our stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board’s broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks our stockholders face.

Our stockholders may not be able to sell their shares under our share redemption program and, if our stockholders are able to sell their shares under the program, they may not be able to recover full the amount of their investment in our shares.

Our share redemption program includes numerous restrictions that limit our stockholders’ ability to sell their shares. Our stockholders must hold their shares for at least one year in order to participate in the share redemption program, except for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence.” We limit the number of shares redeemed pursuant to the share redemption program as follows: (i) during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year and (ii) during 2020, we may redeem no more than $0.8 million of shares in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”. In addition, to the extent extra capacity from the bullet above is available with respect to redemptions in the last month of 2020, such capacity will be made available for redemption of shares other than in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.” We may increase or decrease this limit upon ten business days’ notice to stockholders. However, effective beginning with the month of February 2020, we have suspended (a) redemptions requested under the share redemption program in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”, until we and POSOR II file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus for the proposed Merger, and (b) all other redemptions under the share redemption program until after the Merger closes. Our board of directors will reconsider the foregoing suspension if the merger negotiations terminate. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year. Our board is free to amend, suspend or terminate the share redemption program upon 10 business days’ notice.

The price at which we will redeem shares under the program is 95% of our most recent estimated value per share.

The most recent estimated value per share of our common stock is $10.63. For a full description of the methodologies and assumptions used to value our assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Market Information.” The value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and finance markets. As such, the estimated value per share does not take into account developments in our portfolio since December 17, 2019. We currently expect to utilize our advisor and/or an independent valuation firm to update our estimated value per share no later than December 2020. Upon updating our estimated value per share, the redemption price per share will also change. Because of the restrictions of our share redemption program, our stockholders may not be able to sell their shares under the program, and if stockholders are able to sell their shares, depending upon the then current redemption price, they may not recover the amount of their investment in us.

The estimated value per share of our common stock may not reflect the value that stockholders will receive for their investment.

On December 17, 2019, our board of directors approved an estimated value per share of our common stock of $10.63 based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding as of September 30, 2019, with the exception of the following adjustments: (i) our real estate properties were valued as of October 31, 2019; (ii) an adjustment to reduce cash for the amount of capital expenditures incurred in October 2019; (iii) an adjustment for acquisition and disposition fees and expenses incurred in connection with the acquisition of Reven Housing REIT, Inc. and disposition of 125 John Carpenter; and (iv) a number of adjustments related to the participation fee potentiality liabilities to our former advisor, KBS Capital Advisors LLC, and our current advisor, Pacific Oak Capital Advisors, LLC, in connection with the termination of KBS Capital Advisors effective October 31, 2019 and the hiring of Pacific Oak Capital Advisors on November 1, 2019. Other than the adjustments, there have been no material changes between September 30, 2019 and December 17, 2019 to the net values of our assets and liabilities that materially impacted the overall estimated value per share. We are providing this estimated value per share to assist broker-dealers that participated in our initial public offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340 as required by the Financial Industry Regulatory Authority (“FINRA”). This valuation was performed in accordance with the provisions of and also to comply with Practice Guideline 2013–01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013. The estimated value per share was based upon the recommendation and valuation prepared by our advisor.

As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of our assets less our liabilities according to GAAP, nor does it represent a liquidation value of our assets and liabilities or the amount at which our shares of common stock would trade at on a national securities exchange. The estimated value per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated value per share also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of debt. The estimated value per share does consider any participation or incentive fees that would be due to our advisor based on our aggregate net asset value and that would be payable in our hypothetical liquidation as of the valuation date in accordance with the terms of our advisory agreement.

Accordingly, with respect to the estimated value per share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value per share;

•	a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	our shares of common stock would trade at the estimated value per share on a national securities exchange;

•	an independent third-party appraiser or other third-party valuation firm would agree with our estimated value per share; or

•	the methodology used to estimate our value per share would be acceptable to FINRA or for compliance with ERISA reporting requirements.

For a full description of the methodologies and assumptions used to value our assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Market Information.” We currently expect to utilize our advisor and/or an independent valuation firm to update the estimated value per share in December 2020.

Our investors’ interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Our common stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,010,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. Our board may elect to (i) sell additional shares in our current or future public offerings, including through our dividend reinvestment plan, (ii) issue equity interests in private offerings, (iii) issue shares to our advisor, or its successors or assigns, in payment of an outstanding fee obligation or (iv) issue shares of our common stock to sellers of assets we acquire in connection with an exchange of limited partnership interests of the Operating Partnership. To the extent we issue additional equity interests, our stockholders’ percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our investments, our stockholders may also experience dilution in the book value and fair value of their shares and in the earnings and distributions per share.

Payment of fees to Pacific Oak Capital Advisors and its affiliates reduces cash available for investment and distribution and increases the risk that our stockholders will not be able to recover the amount of their investment in our shares.

Pacific Oak Capital Advisors and its affiliates perform services for us in connection with the selection, acquisition, origination, management, and administration of our investments. We pay them substantial fees for these services, which results in immediate dilution to the value of our stockholders’ investment and reduces the amount of cash available for investment or distribution to stockholders. Compensation to be paid to our advisor may be increased subject to approval by our conflicts committee and the other limitations in our charter, which would further dilute our stockholders’ investment and reduce the amount of cash available for investment or distribution to stockholders.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on our investors first enjoying agreed-upon investment returns, the investment-return thresholds may be reduced subject to approval by our conflicts committee and the other limitations in our charter.

Therefore, these fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the price paid by our stockholders to purchase shares in our initial public offering. These substantial fees and other payments also increase the risk that our stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

Failure to procure adequate capital and funding would negatively impact our results and may, in turn, negatively affect our ability to make distributions to our stockholders.

We will depend upon the availability of adequate funding and capital for our operations. The failure to secure acceptable financing could reduce our taxable income, as our investments would no longer generate the same level of net interest income due to the lack of funding or increase in funding costs. A reduction in our net income could reduce our liquidity and our ability to make distributions to our stockholders. We cannot assure our stockholders that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us. Therefore, in the event that we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on our ability to make distributions.

Although we are not currently afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board of directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection.

Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a stockholder, including any “mini-tender” offer, must comply with most provisions of Regulation 14D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The offering stockholder must provide us with notice of such tender offer at least 10 business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, we will have the right to redeem that stockholder’s shares and any shares acquired in such tender offer. In addition, the noncomplying stockholder shall be responsible for all of our expenses in connection with that stockholder’s noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent our stockholders from receiving a premium price for their shares in such a transaction.

General Risks Related to Investments

Our investments will be subject to the risks typically associated with real estate.

We have invested in and will continue to invest in a diverse portfolio of opportunistic real estate, real estate-related loans, real estate-related debt securities and other real estate-related investments. Each of these investments will be subject to the risks typically associated with real estate. Our potential investments in residential and commercial mortgage-backed securities, collateralized debt obligations and other real estate-related investments may be similarly affected by real estate property values. The value of real estate may be adversely affected by a number of risks, including:

•	natural disasters such as hurricanes, earthquakes, floods and pandemics;

•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

•	adverse changes in national and local economic and real estate conditions;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental conditions affecting properties; and

•	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the ability of our borrowers to pay their loans and our tenants to pay their rent, as well as on the value that we can realize from other real estate-related assets we originate, own or acquire.

We depend on tenants for revenue, and lease defaults or terminations could reduce our net income and limit our ability to make distributions to our stockholders.

The success of our real estate investments materially depends on the financial stability of our tenants. A default or termination by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease and could require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a significant lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to our stockholders.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available to distribute to our stockholders. In addition, because a property’s market value depends principally upon the value of the leases associated with that property, the resale value of a property with high or prolonged vacancies could suffer, which could further reduce our returns.

Our opportunistic property-acquisition strategy involves a higher risk of loss than would a strategy of investing in other properties.

A substantial portion of our portfolio consists of direct investments in opportunistic real estate. We consider opportunistic or enhanced-return properties to be properties with significant possibilities for short-term capital appreciation, such as non-stabilized properties, properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties. These properties may include, but are not limited to, office, industrial and retail properties, hospitality properties and undeveloped residential lots.

Traditional performance metrics of real estate assets may not be meaningful for opportunistic real estate. Non-stabilized properties, for example, do not have stabilized occupancy rates to provide a useful measure of revenue. Appraisals may provide a sense of the value of the investment, but any appraisal of the property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. Further, an appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

In addition, we may pursue more than one strategy to create value in an opportunistic real estate investment. These strategies may include development, redevelopment, or lease-up of such property. Our ability to generate a return on these investments will depend on numerous factors, some or all of which may be out of our control, such as (i) our ability to correctly price an asset that is not generating an optimal level of revenue or otherwise performing under its potential, (ii) our ability to choose and execute on a successful value-creating strategy, (iii) our ability to avoid delays, regulatory hurdles, and other potential impediments, (iv) local market conditions, and (v) competition for similar properties in the same market. The factors described above make it challenging to evaluate opportunistic real estate investments and make investments in such properties riskier than investments in other properties.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

Loans we acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as non-investment grade. Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, non-conforming and non-investment grade loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect the value of our common stock.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially and adversely affect our investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and the possibility of construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment.

Investments that are not United States government insured involve risk of loss.

We may originate and acquire uninsured loans and assets as part of our investment strategy. Such loans and assets may include mortgage loans, mezzanine loans and bridge loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent we suffer such losses with respect to our investments in such loans, the value of our company and the price of our common stock may be adversely affected.

Prepayments can adversely affect the yields on our investments.

The yields of our assets may be affected by the rate of prepayments differing from our projections. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of any prepayments we receive in assets with at least an equivalent yield, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

If credit spreads widen before we obtain long-term financing for our assets, the value of our assets may suffer.

We will price our assets based on our assumptions about future credit spreads for financing of those assets. We expect to obtain longer-term financing for our assets using structured financing techniques in the future. In such financings, interest rates are typically set at a spread over a certain benchmark, such as the yield on United States Treasury obligations, swaps, or London Interbank Offered Rate (“LIBOR”). If the spread that borrowers will pay over the benchmark widens and the rates we charge on our assets to be securitized are not increased accordingly, our income may be reduced or we may suffer losses.

Hedging against interest rate and foreign currency exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We have entered into, and may continue to enter into, interest rate swap agreements and other interest rate and foreign currency hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, the foreign currency held and other changing market conditions. Interest rate and foreign currency hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate and foreign currency hedging can be expensive, particularly during periods of rising and volatile interest rates or exchange rates, as applicable;

•	available interest rate and foreign currency hedging products may not correspond directly with the risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	the amount of income that a REIT may earn from hedging transactions to offset losses due to fluctuations in interest rates is limited by federal tax provisions governing REITs;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate and foreign currency risks, unanticipated changes in interest rates or exchange rates, as applicable, may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the interest rate risk or exchange rate risk sought to be hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We will assume the credit risk of our counterparties with respect to derivative transactions.

We may enter into derivative contracts for risk management purposes to hedge our exposure to cash flow variability caused by changing interest rates on our future variable rate real estate loans receivable and variable rate notes payable. These derivative contracts generally are entered into with bank counterparties and are not traded on an organized exchange or guaranteed by a central clearing organization. We would therefore assume the credit risk that our counterparties will fail to make periodic payments when due under these contracts or become insolvent. If a counterparty fails to make a required payment, becomes the subject of a bankruptcy case, or otherwise defaults under the applicable contract, we would have the right to terminate all outstanding derivative transactions with that counterparty and settle them based on their net market value or replacement cost. In such an event, we may be required to make a termination payment to the counterparty, or we may have the right to collect a termination payment from such counterparty. We assume the credit risk that the counterparty will not be able to make any termination payment owing to us. We may not receive any collateral from a counterparty, or we may receive collateral that is insufficient to satisfy the counterparty’s obligation to make a termination payment. If a counterparty is the subject of a bankruptcy case, we will be an unsecured creditor in such case unless the counterparty has pledged sufficient collateral to us to satisfy the counterparty’s obligations to us.

We will assume the risk that our derivative counterparty may terminate transactions early.

If we fail to make a required payment or otherwise default under the terms of a derivative contract, the counterparty would have the right to terminate all outstanding derivative transactions between us and that counterparty and settle them based on their net market value or replacement cost. In certain circumstances, the counterparty may have the right to terminate derivative transactions early even if we are not defaulting. If our derivative transactions are terminated early, it may not be possible for us to replace those transactions with another counterparty, on as favorable terms or at all.

We may be required to collateralize our derivative transactions.

We may be required to secure our obligations to our counterparties under our derivative contracts by pledging collateral to our counterparties. That collateral may be in the form of cash, securities or other assets. If we default under a derivative contract with a counterparty, or if a counterparty otherwise terminates one or more derivative contracts early, that counterparty may apply such collateral toward our obligation to make a termination payment to the counterparty. If we have pledged securities or other assets, the counterparty may liquidate those assets in order to satisfy our obligations. If we are required to post cash or securities as collateral, such cash or securities will not be available for use in our business. Cash or securities pledged to counterparties may be repledged by counterparties and may not be held in segregated accounts. Therefore, in the event of a counterparty insolvency, we may not be entitled to recover some or all collateral pledged to that counterparty, which could result in losses and have an adverse effect on our operations.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, and other applicable non-U.S. regulation will not have an adverse effect on our interest rate hedging activities.

Title VII of the Dodd-Frank Act imposed additional regulations on derivatives markets and transactions. Such regulations and, to the extent we trade with counterparties organized in non-US jurisdictions, any applicable regulations in those jurisdictions, are still being implemented, and will affect our interest rate hedging activities. While the full impact of regulation on our interest rate hedging activities cannot be fully assessed until all final rules and regulations are implemented, such regulation may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on less favorable terms than prior to effectiveness of such regulation. For example, subject to an exception under the Dodd-Frank Act for “end-users” of swaps upon which we may seek to rely, we may be required to clear certain interest rate hedging transactions by submitting them to a derivatives clearing organization. In addition, to the extent we are required to clear any such transactions, we will be required to, among other things, post margin in connection with such transactions. The occurrence of any of the foregoing events may have an adverse effect on our business and our stockholders’ returns.

Our investments in debt securities and preferred and common equity securities will be subject to the specific risks relating to the particular issuer of the securities and may involve greater risk of loss than secured debt financings.

We may make equity investments in funds or corporate entities with a primary focus on the commercial real estate and real estate finance industries or with significant exposure to real estate, such as REITs, hotels and gaming companies. We may purchase the common or preferred stock of these entities or purchase or write options with respect to their stock. We may eventually seek to acquire or gain a controlling interest in the companies that we target. We do not expect our non-controlling equity investments in other public companies to represent a substantial portion of our assets at any one time. We may also invest in debt securities and preferred equity securities issued by funds or corporate entities with a primary focus on the commercial real estate and real estate finance industries or with significant exposure to real estate. Our investments in debt securities and preferred and common equity securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers that are REITs and other real estate companies are subject to the inherent risks associated with real estate investments. Furthermore, debt securities and preferred and common equity securities may involve greater risk of loss than secured debt financings due to a variety of factors, including that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in debt securities and preferred and common equity securities are subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the claims of banks and senior lenders to the issuer, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations, and (vi) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding debt securities and preferred and common equity securities and the ability of the issuers thereof to make principal, interest and/or distribution payments to us.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

Our investments in equity securities are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to the income statement.

A decline in the market value of our assets may adversely affect us, particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing interest rates, increases in defaults, increases in voluntary prepayments for our investments that are subject to prepayment risk, widening of credit spreads, downgrades of ratings of the securities by ratings agencies and global recession or significant declines in the overall economy.

Our joint venture partners could take actions that decrease the value of an investment to us and lower our stockholders’ overall return.

We have entered into, and may continue to enter into, joint ventures with third parties to make investments. We may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

•	that our co-venturer or partner in an investment could become insolvent or bankrupt;

•	that such co-venturer or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals; or

•	that such co-venturer or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Any of the above might subject us to liabilities and thus reduce our returns on our investment with that co-venturer or partner.

Our due diligence may not reveal all of a borrower’s liabilities and may not reveal other weaknesses in its business.

Before making a loan to a borrower or acquiring debt or equity securities of a company, we assess the strength and skills of such entity’s management and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly organized or private entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful.

We depend on debtors for our revenue, and, accordingly, our revenue and our ability to make distributions to our stockholders will be dependent upon the success and economic viability of such debtors.

The success of our investments in real estate-related loans, real estate-related debt securities and other real estate-related investments materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses for us.

Our inability to sell a property at the time and on the terms we want could limit our ability to pay cash distributions to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the time and on the terms we want could reduce our cash flow and limit our ability to make distributions to our stockholders and could reduce the value of our shares.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time, we may acquire unimproved real property or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties, or damages we must pay will reduce our ability to make distributions and may reduce the value of our shares.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the Disabilities Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for Disabilities Act compliance will reduce our net income and the amount of cash available for distributions to our stockholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders’ investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our shares. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to our stockholders.

Terrorist attacks and other acts of violence or war may affect the markets in which we plan to operate, which could delay or hinder our ability to meet our investment objectives and reduce our stockholders’ overall return.

Terrorist attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. Certain of our investments are located in major metropolitan areas. Insurance risks associated with potential acts of terrorism against office and other properties in major metropolitan areas could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition for providing loans. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. The terrorism insurance that we obtain may not be sufficient to cover loss for damages to our properties as a result of terrorist attacks. In addition, certain losses resulting from these types of events are uninsurable and others may not be covered by our terrorism insurance. The costs of obtaining terrorism insurance and any uninsured losses we may suffer as a result of terrorist attacks could reduce the returns on our investments and limit our ability to make distributions to our stockholders.

Properties acquired as part of portfolios or in bulk may subject us to a variety of risks.

We expect that a substantial portion of future single-family home property acquisitions will be purchased as portfolios in bulk from owners of portfolios of single-family homes. To the extent the management and leasing of such properties have not been consistent with our property management and leasing standards, we may be subject to a variety of risks, including risks relating to the condition of the properties, the credit quality and employment stability of the tenants and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may not be accurate, and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we timely pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies.

A number of our single-family home properties are part of home owners associations (HOAs), and we and tenants of such properties are subject to the rules and regulations of such HOAs, which may be arbitrary or restrictive. Violations of such rules may subject us to additional fees, penalties and litigation with such HOAs which would be costly.

A number of our single-family home properties are located within HOAs, which are private entities that regulate the activities of owners and occupants of, and levy assessments on, properties in a residential subdivision. We pay all HOA fees and assessments directly. The majority of the HOA fees due on our properties are billed annually. The fees are paid when due by our property managers and are included in our property and operating expenses. HOAs in which we own properties may have or may enact onerous or arbitrary rules that restrict our ability to restore, market or lease our properties or require us to restore or maintain such properties at standards or costs that are in excess of our planned budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale or the requirement that specific construction materials be used in restorations. Some HOAs also impose limits on the number of property owners who may rent their homes, which, if met or exceeded, would cause us to incur additional costs to sell the property and opportunity costs of lost rental revenue. Furthermore, many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas, and we may have tenants who violate HOA rules and for which we may be liable as the property owner. Additionally, the boards of directors of the HOAs in which we own property may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing a property, and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties.

We are subject to tenant relief laws and may be subject to rent control laws, which could negatively impact our rental revenue.

As an owner of single-family home rental properties, we expect that we will regularly be seeking to evict tenants who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will result in additional legal costs and require the time and attention of our management. The eviction process is typically subject to numerous legal requirements and mandatory “cure” policies, which may increase our costs and delay our ability to gain possession of and stabilize a property. Additionally, state and local landlord-tenant laws may impose legal duties on us to assist tenants in relocating to new housing, or restrict our ability to recover certain costs or charge tenants for damage tenants cause to our property. Because such laws vary by state and locality, we will need to be familiar with and take appropriate steps to comply with applicable landlord-tenant laws in the jurisdictions in which we operate, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, a class of plaintiffs or by state or local law enforcement. We may be required to pay our adversaries’ litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Furthermore, rent control laws may affect our rental revenue. Especially in times of recession and economic slowdown, rent control initiatives can receive significant political support. If rent control becomes applicable to certain of our properties, the effects on both our rental revenue and the value of such properties could be material and adverse.

Class action, tenants’ rights and consumer rights litigation may result in increased expenses and harm our results.

There are numerous tenants’ rights and consumer rights organizations that operate in our single-family home property markets, and, as we grow in scale, we may attract attention from some of these organizations and become a target of legal demands or litigation. With the increased market for single-family rentals arising from former homeowners who may have lost their properties, some of these organizations may shift their litigation, lobbying, fundraising and grass roots organizing activities to focus on landlord-tenant issues, including issues relating to the Fair Housing Act, or FHA, and its state law counterparts. While we intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one state or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief. We cannot anticipate what form such legal actions might take if initiated or what remedies they may seek. Additionally, these organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us or may lobby state and local legislatures to pass new laws and regulations to constrain our business operations. If they are successful in any such endeavors, they could limit our business operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

Poor tenant selection and defaults by our tenants may negatively affect our financial performance and reputation.

Our success with single-family home rentals will depend, in large part, upon our ability to attract and retain qualified tenants for our single-family home properties. This will depend, in turn, upon our ability to screen applicants, identify good tenants and avoid tenants who may default. We will inevitably make mistakes in our selection of tenants, and we may rent to tenants whose default on our leases or failure to comply with the terms of the lease or HOA regulations negatively affect our financial performance, reputation and the quality and value of our properties. For example, tenants may default on payment of rent, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, make use of our properties for illegal purposes, damage or make unauthorized structural changes to our properties which may not be fully covered by security deposits, refuse to leave the property when the lease is terminated, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with HOA regulations, sub-let to less desirable individuals in violation of our leases or permit unauthorized persons to live with them. In addition, defaulting tenants will often be effectively judgment-proof. The process of evicting a defaulting tenant from a family residence can be adversarial, protracted and costly. Furthermore, some tenants facing eviction may damage or destroy the property. Damage to our properties may significantly delay re-leasing after eviction, necessitate expensive repairs or impair the rental revenue or value of the property, resulting in a lower than expected rate of return. In addition, we will incur turnover costs associated with re-leasing the properties, such as marketing expense and brokerage commissions, and will not collect revenue while the property is vacant. Although we will attempt to work with tenants to prevent such damage or destruction, there can be no assurance that we will be successful in all or most cases. Such tenants will not only cause us not to achieve our financial objectives for the properties in which they live, but may subject us to liability, and may damage our reputation with our other tenants and in the communities where we do business.

Risks Related to Our Financing Strategy

We use leverage in connection with our investments, which increases the risk of loss associated with our investments.

We have financed the acquisition and origination of a portion of our investments with mortgages and other borrowings. Although the use of leverage may enhance returns and increase the number of investments that we can make, it may also substantially increase the risk of loss. Our ability to execute this strategy depends on various conditions in the financing markets that are beyond our control, including liquidity and credit spreads. There can be no assurance that leveraged financing will be available to us on favorable terms or that, among other factors, the terms of such financing will parallel the maturities of the underlying assets acquired. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject us to more restrictive recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders, for our operations and for future business opportunities. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. The return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire.

We may use leverage in connection with any real estate investments we make, which increases the risk of loss associated with this type of investment.

We may finance the acquisition and origination of certain real estate-related investments with warehouse lines of credit and repurchase agreements. In addition, we may engage in various types of securitizations in order to finance our loan originations. Although the use of leverage may enhance returns and increase the number of investments that we can make, it may also substantially increase the risk of loss. There can be no assurance that leveraged financing will be available to us on favorable terms or that, among other factors, the terms of such financing will parallel the maturities of the underlying assets acquired. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. The return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire.

Our debt service payments will reduce our cash available for distribution. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. If we utilize repurchase agreement financing and if the market value of the assets subject to a repurchase agreement declines, we may be required to provide additional collateral or make cash payments to maintain the loan to collateral value ratio. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying assets. Further, credit facility providers and warehouse facility providers may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on investment. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

We may not be able to access financing sources on attractive terms, which could adversely affect our ability to execute our business plan.

We may finance our assets over the long-term through a variety of means, including repurchase agreements, credit facilities, issuances of commercial mortgage-backed securities and other structured financings. Our ability to execute this strategy will depend on various conditions in the markets for financing in this manner that are beyond our control, including lack of liquidity and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase agreements may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flow, thereby reducing cash available for distribution to our stockholders and funds available for operations as well as for future business opportunities.

High mortgage rates or changes in underwriting standards may make it difficult for us to finance or refinance properties, which could reduce our cash flows from operations and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance our properties. If we place mortgage debt on a property, we run the risk of being unable to refinance part or all of the property subject to the mortgage debt when it becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance properties subject to mortgage debt, our income could be reduced. We may be unable to refinance or may only be able to partly refinance properties if underwriting standards, including loan to value ratios and yield requirements, among other requirements, are more strict than when we originally financed the properties. If any of these events occur, our cash flow could be reduced and/or we might have to pay down existing mortgages. This, in turn, would reduce cash available for distribution to our stockholders, could cause us to require additional capital and may hinder our ability to raise capital by issuing more stock or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements into which we enter may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage or replacing Pacific Oak Capital Advisors as our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

Increases in interest rates would increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

We have incurred significant amounts of variable rate debt. Increases in interest rates will increase the cost of that debt, which could reduce our cash flows from operations and the cash we have available to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

In a period of rising interest rates, our interest expense could increase while the interest we earn on our fixed-rate assets would not change, which would adversely affect our profitability.

Our operating results will depend in large part on differences between the income from our assets, net of credit losses and financing costs. Income from our assets may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and market value of our assets. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us and may limit our ability to make distributions to our stockholders. We have incurred debt and increases in interest rates will increase the cost of that debt, which could reduce our cash flow from operations and the cash we have available for distribution to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

Changes to the LIBOR settling process and potential phasing out of LIBOR after 2021 could adversely affect our ability to make distributions to our stockholders.

As of December 31, 2019, we have $385.4 million variable rate debt outstanding for which we pay interest based on the London Interbank Offered Rate (“LIBOR”). LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit rates for the calculation of LIBOR rates after 2021, and it is unclear whether new methods of calculating LIBOR will be established, such that LIBOR may continue to exist after 2021. While there is no consensus on what rate or rates may become accepted alternatives to LIBOR, the Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, selected the Secured Overnight Finance Rate (“SOFR”) as an alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market, and the Federal Reserve Bank of New York started to publish the SOFR in May 2018. At this time, it is impossible to predict whether the SOFR or another reference rate will become an accepted alternative to LIBOR. The discontinuation, reform or replacement of LIBOR or any other benchmark rates may have an unpredictable impact on contractual mechanics in the credit markets or cause disruption to the broader financial markets, and could have an adverse effect on LIBOR-based interest rates on our current or future debt obligations.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our stockholders’ investment.

Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee of our board of directors approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2019, our borrowings and other liabilities were both approximately 68% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets, respectively. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders’ investment.

The change in the value of Israeli currency may materially and adversely affect our results of operations and financial condition.

In March 2016, we issued 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in 4.25% bonds to Israeli investors through a public offering, which bonds are denominated in Israeli new Shekels. On February 16, 2020, Pacific Oak Strategic Opportunity BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures to Israeli investors pursuant to a public offering, which bonds are denominated in Israeli new Shekels. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between Israeli new Shekels and U.S. Dollars. More specifically, a significant change in the value of the Israeli new Shekels may have an adverse effect on our results of operations and financial condition. We have attempted to mitigate this foreign currency risk by using derivative contracts. However, there can be no assurance that those attempts to mitigate foreign currency risk will ultimately be successful.

The deed of trust that governs the bonds issued to Israeli investors includes restrictive covenants that may adversely affect our operations, which could limit our ability to make distributions to our stockholders.

The deed of trust that governs the terms of the bonds issued to Israeli investors contains various restrictive covenants. Such restrictive covenants may prohibit us from making certain investments, selling properties or taking certain other actions that our board of directors otherwise believes to be in our best interests. Such restrictions may adversely affect our operations and limit our ability to make distributions to our stockholders. For example, we may not make investments through the BVI outside the U.S. and are restricted in our land and development investments made through the BVI. In addition, the BVI must maintain at least $475 million in consolidated equity and, except as necessary for us to maintain our qualification as a REIT, may not make distributions to us that would cause the consolidated equity capital of the BVI to drop below $600 million. In addition, certain significant transactions involving the BVI and our company, another Pacific Oak-sponsored company, or a Pacific Oak affiliate, or a sale of 60% of BVI assets, may require the consent of the bondholders. Finally, for as long as the debentures are outstanding, we may not conduct our investment strategy through an entity other than the BVI without the consent of the noteholders (unless those investments would be prohibited by the deed of trust, in which case we must conduct them outside of the BVI). A violation of any of the foregoing could constitute an event of default, result in an increase of the interest rate of the bonds in up to 1% (as of December 31, 2019 the interest rate was 4.25%) and cause the bonds to become immediately due and payable.

The Series B debentures are subject to the following covenants: (i) Pacific Oak Strategic Opportunity BVI must maintain at least $475 million in consolidated equity; (ii) a maximum debt to capital of 75%; and (iii) a minimum adjusted net operating income of $35.0 million for the trailing twelve months.

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates (a maximum rate of 35% applied through 2017, with a 21% rate beginning 2018). In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction and we would no longer be required to pay distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Failure to qualify as a REIT would subject us to U.S. federal income tax, which would reduce the cash available for distribution to our stockholders.

We believe that we have operated and will continue to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes, commencing with the taxable year ended December 31, 2010. However, the U.S. federal income tax laws governing REITs are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. Accordingly, we cannot be certain that we will be successful in operating so we can remain qualified as a REIT. While we intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income. At regular corporate rates, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our dividend reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless our stockholders are tax-exempt entities, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to federal, state, local or other tax liabilities that reduce our cash flow and our ability to pay distributions to our stockholders.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

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In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

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We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

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If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may avoid the 100% tax on the gain from a resale of that property, but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.

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If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by one of our taxable REIT subsidiaries or the sale met certain “safe harbor” requirements under the Internal Revenue Code.

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Any domestic taxable REIT subsidiary, or TRS, of ours will be subject to U.S. federal corporate income tax on its income, and on any non-arm’s-length transactions between us and any TRS, for instance, excessive rents charged to a TRS could be subject to a 100% tax. We may be subject to tax on income from certain activities conducted as a result of taking title to collateral.

•	We may be subject to state or local income, property and transfer taxes, such as mortgage recording taxes.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We also may decide to retain net capital gain we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also will be subject to corporate tax on any undistributed taxable income. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to pay distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive business or investment opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders’ overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to pay distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and reduce the value of our stockholders’ investment.

If our operating partnership fails to maintain its status as a partnership for U.S. federal income tax purposes, its income would be subject to taxation and our REIT status would be terminated.

We intend to maintain the status of our operating partnership as a partnership for U.S. federal income tax purposes. However, if the Internal Revenue Service (“Internal Revenue Service” or “IRS”) were to successfully challenge the status of our operating partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that our operating partnership could make to us. This would also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on a stockholder’s investment. In addition, if any of the entities through which our operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for U.S. federal income tax purposes, the underlying entity would become subject to taxation as a corporation, thereby reducing distributions to our operating partnership and jeopardizing our ability to maintain REIT status.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (i) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (ii) we are a “pension-held REIT,” (iii) a tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (iv) the residual Real Estate Mortgage Investment Conduit interests, or REMICs, we buy (if any) generate “excess inclusion income,” then a portion of the distributions to and, in the case of a stockholder described in clause (iii), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

The tax on prohibited transactions will limit our ability to engage in transactions that would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of loans in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and residential and commercial mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% (25% for taxable years before 2018) of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries and no more than 25% of the value of our total assets can be represented by “non-qualified publicly offered REIT debt instruments.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Our acquisition of debt or securities investments may cause us to recognize income for U.S. federal income tax purposes even though no cash payments have been received on the debt investments.

We may acquire debt or securities investments in the secondary market for less than their face amount. The amount of such discount will generally be treated as a “market discount” for U.S. federal income tax purposes. If these debt or securities investments provide for “payment-in-kind” interest, we may recognize “original issue discount,” or OID, for U.S. federal income tax purposes. Moreover, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt constitute “significant modifications” under the applicable Department of the Treasury regulations (“Treasury Regulations”), the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, if the debt is considered to be “publicly traded” for U.S. federal income tax purposes, the modified debt in our hands may be considered to have been issued with OID to the extent the fair market value of the modified debt is less than the principal amount of the outstanding debt. In the event the debt is not considered to be “publicly traded” for U.S. federal income tax purposes, we may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds our cost of purchasing it. Also, certain loans that we originate and later modify and certain previously modified debt we acquire in the secondary market may be considered to have been issued with the OID at the time it was modified.

In general, we will be required to accrue OID on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument on a current basis.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

In order to meet the REIT distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term borrowings, or to pay distributions in the form of our shares or other taxable in-kind distributions of property. We may need to borrow funds at times when the market conditions are unfavorable. Such borrowings could increase our costs and reduce the value of a stockholder’s investment. In the event in-kind distributions are made, a stockholder’s tax liabilities associated with an investment in our common stock for a given year may exceed the amount of cash we distribute to such stockholder during such year.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the purpose of the instrument is to (i) hedge interest rate risk on liabilities incurred to carry or acquire real estate, (ii) hedge risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, or (iii) manage risk with respect to the termination of certain prior hedging transactions described in (i) and/or (ii) above and, in each case, such instrument is properly identified under applicable Department of the Treasury regulations (“Treasury Regulations”). Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% (25% for taxable years before 2018) of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We cannot assure our stockholders that we will be able to comply with the 20% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm’s length transactions.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may subject us to U.S. federal income tax and reduce distributions to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. While we intend to elect and qualify to be taxed as a REIT, we may not elect to be treated as a REIT or may terminate our REIT election if we determine that qualifying as a REIT is no longer in our best interests. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders and on the market price of our common stock.

Changes recently made to the U.S. tax laws could have a negative impact on our business.

The President signed a tax reform bill into law on December 22, 2017 (the “Tax Cuts and Jobs Act”). Among other things, the Tax Cuts and Jobs Act:

•	Reduces the corporate income tax rate from 35% to 21% (including with respect to a taxable REIT subsidiary);

•

Reduces the rate of U.S. federal withholding tax on distributions made to non-U.S. stockholders by a REIT that are attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%;

•	If elected, allows an immediate 100% deduction of the cost of certain capital asset investments (generally excluding real estate assets), subject to a phase-down of the deduction percentage over time;

•

Changes the recovery periods for certain real property and building improvements (for example, to 15 years for qualified improvement property under the modified accelerated cost recovery system if a technical correction is passed, and to 30 years (previously 40 years) for residential real property and 20 years (previously 40 years) for qualified improvement property under the alternative depreciation system);

•

Restricts the deductibility of interest expense by businesses (generally, to 30% of the business’ adjusted taxable income) except, among others, real property businesses electing out of such restriction; we have made the election to elect out of this restriction during the 2018 tax year for the company and several joint venture entities; for certain entities, we have not yet determined whether we and/or our subsidiaries can and/or will make such an election;

•	Requires the use of the less favorable alternative depreciation system to depreciate real property in the event a real property business elects to avoid the interest deduction restriction above;

•	Restricts the benefits of like-kind exchanges that defer capital gains for tax purposes to exchanges of real property;

•

Permanently repeals the “technical termination” rule for partnerships, meaning sales or exchanges of the interests in a partnership will be less likely to, among other things, terminate the taxable year of, and restart the depreciable lives of assets held by, such partnership for tax purposes;

•

Requires accrual method taxpayers to take certain amounts in income no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement prepared under GAAP, which, with respect to certain leases, could accelerate the inclusion of rental income;

•	Eliminates the federal corporate alternative minimum tax;

•	Reduces the highest marginal income tax rate for individuals to 37% from 39.6% (excluding, in each case, the 3.8% Medicare tax on net investment income);

•

Generally allows a deduction for individuals equal to 20% of certain income from pass-through entities, including ordinary dividends distributed by a REIT (excluding capital gain dividends and qualified dividend income), generally resulting in a maximum effective U.S. federal income tax rate applicable to such dividends of 29.6% compared to 37% (excluding, in each case, the 3.8% Medicare tax on net investment income); and

•

Limits certain deductions for individuals, including deductions for state and local income taxes, and eliminates deductions for miscellaneous itemized deductions (including certain investment expenses).

Many of the provisions in the Tax Cuts and Jobs Act, in particular those affecting individual taxpayers, expire at the end of 2025.

As a result of the changes to U.S. federal tax laws implemented by the Tax Cuts and Jobs Act, our taxable income and the amount of distributions to our stockholders required in order to maintain our REIT status, and our relative tax advantage as a REIT, could change. As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders annually.

The Tax Cuts and Jobs Act is a complex revision to the U.S. federal income tax laws with various impacts on different categories of taxpayers and industries, and will require subsequent rulemaking and interpretation in a number of areas. The long-term impact of the Tax Cuts and Jobs Act on the overall economy, government revenues, our tenants, us, and the real estate industry cannot be reliably predicted at this time. Furthermore, the Tax Cuts and Jobs Act may negatively impact certain of our tenants’ operating results, financial condition, and future business plans. The Tax Cuts and Jobs Act may also result in reduced government revenues, and therefore reduced government spending, which may negatively impact some of our tenants that rely on government funding. There can be no assurance that the Tax Cuts and Jobs Act will not negatively impact our operating results, financial condition, and future business operations.

Dividends payable by REITs do not qualify for the reduced tax rates.

In general, the maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for this reduced rate; provided under current law, individuals may be able to deduct 20% of income received as ordinary REIT dividends, thus reducing the maximum effective U.S. federal income tax rate on such dividend. In addition, Treasury Regulations impose a minimum holding period for the 20% deduction that was not set forth in the Internal Revenue Code. Under the Treasury Regulations, in order for a REIT dividend with respect to a share of REIT stock to be treated as a qualified REIT dividend, the U.S. stockholder (i) must have held the share for more than 45 days during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend and (ii) cannot have been under an obligation to make related payments with respect to positions in substantially similar or related property, e.g., pursuant to a short sale. While this tax treatment does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

If the IRS were to successfully recast our Israeli bond offerings as equity issuances rather than borrowings, our REIT qualification could be threatened.

We have structured our Israeli bond offerings to be viewed for U.S. federal income tax purposes as a borrowing by us via disregarded entities. If the IRS were to successfully recast our Israeli bond offerings as equity issuances rather than borrowings, our REIT qualification could be threatened.

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income, which may reduce their anticipated returns from an investment in us.

Distributions that we make to our taxable stockholders to the extent of our current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may (i) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us, (ii) be designated by us as qualified dividend income generally to the extent they are attributable to dividends we receive from non-REIT corporations, such as our taxable REIT subsidiaries, or (iii) constitute a return of capital generally to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital distribution is not taxable, but has the effect of reducing the basis of a stockholder’s investment in our common stock.

We may be required to pay some taxes due to actions of a taxable REIT subsidiary which would reduce our cash available for distribution to stockholders.

Any net taxable income earned directly by a taxable REIT subsidiary, or through entities that are disregarded for U.S. federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary may be limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to U.S. federal income tax on that income because not all states and localities follow the U.S. federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to stockholders.

We may distribute our common stock in a taxable distribution, in which case stockholders may sell shares of our common stock to pay tax on such distributions, and stockholders may receive less in cash than the amount of the dividend that is taxable.

We may make taxable distributions that are payable in cash and common stock. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable distributions that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable distributions payable in cash and common stock. If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such distributions will be required to include the dividend as taxable income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such distributions in excess of the cash distributions received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount recorded in earnings with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock.

Investments in other REITs and real estate partnerships could subject us to the tax risks associated with the tax status of such entities.

We may invest in the securities of other REITs and real estate partnerships. Such investments are subject to the risk that any such REIT or partnership may fail to satisfy the requirements to qualify as a REIT or a partnership, as the case may be, in any given taxable year. In the case of a REIT, such failure would subject such entity to taxation as a corporation, may require such REIT to incur indebtedness to pay its tax liabilities, may reduce its ability to make distributions to us, and may render it ineligible to elect REIT status prior to the fifth taxable year following the year in which it fails to so qualify. In the case of a partnership, such failure could subject such partnership to an entity level tax and reduce the entity’s ability to make distributions to us. In addition, such failures could, depending on the circumstances, jeopardize our ability to qualify as a REIT.

Non-U.S. stockholders will be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on distributions received from us and upon the disposition of our shares.

Subject to certain exceptions, distributions received from us will be treated as dividends of ordinary income to the extent of our current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as “effectively connected” with the conduct by the non-U.S. stockholder of a U.S. trade or business. Pursuant to the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, capital gain distributions attributable to sales or exchanges of “U.S. real property interests,” or USRPIs, generally (subject to certain exceptions for “qualified foreign pension funds” and certain “qualified shareholders”) will be taxed to a non-U.S. stockholder (other than a qualified foreign pension plan, entities wholly owned by a qualified foreign pension plan and certain publicly traded foreign entities) as if such gain were effectively connected with a U.S. trade or business unless FIRPTA provides an exemption. However, a capital gain dividend will not be treated as effectively connected income if (i) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the non-U.S. stockholder does not own more than 10% of the class of our stock at any time during the one-year period ending on the date the distribution is received. We do not anticipate that our shares will be “regularly traded” on an established securities market for the foreseeable future, and therefore, this exception is not expected to apply.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI under FIRPTA (subject to specific FIRPTA exemptions for certain non-U.S. stockholders). Our common stock will not constitute a USRPI so long as we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT if at all times during a specified testing period, less than 50% in value of such REIT’s stock is held directly or indirectly by non-U.S. stockholders. We believe, but cannot assure stockholders, that we will be a domestically-controlled qualified investment entity.

Even if we do not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. stockholder sells or exchanges our common stock, gain arising from such a sale or exchange would not be subject to U.S. taxation under FIRPTA as a sale of a USRPI if: (a) our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and (b) such non-U.S. stockholder owned, actually and constructively, 10% or less of our common stock at any time during the five-year period ending on the date of the sale. However, it is not anticipated that our common stock will be “regularly traded” on an established market. We encourage stockholders to consult their tax advisors to determine the tax consequences applicable to them if they are non-U.S. stockholders.

Our qualification as a REIT may depend upon the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets we acquire.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining, among other things, whether such securities represent debt or equity securities for U.S. federal income tax purposes, the value of such securities, and also to what extent those securities constitute qualified real estate assets for purposes of the REIT asset tests and produce qualified income for purposes of the 75% gross income test. The inaccuracy of any such opinions, advice or statements may adversely affect our ability to qualify as a REIT and result in significant corporate-level tax.

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price paid to stockholders.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, among other purposes, our charter prohibits a person from directly or constructively owning more than 9.8% in value of the aggregate of the outstanding shares of our stock of any class or series or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, unless exempted (prospectively or retroactively) by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide a premium price for holders of our shares of common stock.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Retirement Plan Risks

If stockholders fail to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended, or “ERISA,” or the Code as a result of an investment in our stock, they could be subject to criminal and civil penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit-sharing, section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Code (such as an IRA) or any entity whose assets include such assets (each a “Benefit Plan”) that are investing in our shares. If stockholders are investing the assets of such a plan or account in our common stock, they should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Code;

•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;

•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;

•	the investment in our shares, for which no trading market may exist, is consistent with the liquidity needs of the plan or IRA;

•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;

•	the stockholders will be able to comply with the requirements under ERISA and the Code to value the assets of the plan or IRA annually; and

•	the investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

With respect to the annual valuation requirements described above, we expect to provide an estimated value of our net assets per share annually to those fiduciaries (including IRA trustees and custodians) who request it. Although this estimate will be based upon determinations of the NAV of our shares in accordance with our valuation procedures, no assurance can be given that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or a fiduciary acting for an IRA is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or a fiduciary acting for an IRA may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties, and can subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. Additionally, the investment transaction may have to be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our shares.

If our assets are deemed to be plan assets, Pacific Oak Capital Advisors and we may be exposed to liabilities under Title I of ERISA and the Code.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because the shares should qualify as “publicly-offered securities” that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if Pacific Oak Capital Advisors or we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected. Prior to making an investment in us, stockholders should consult with their legal and other advisors concerning the impact of ERISA and the Code on this investment and our performance.

We do not intend to provide investment advice to any potential investor for a fee. However, we, Pacific Oak Capital Advisors and our respective affiliates receive certain fees and other consideration disclosed herein in connection with an investment. If it were determined we provided a Benefit Plan investor with investment advice for a fee, it could give rise to a determination that we constitute an investment advice fiduciary under ERISA. Such a determination could give rise to claims that our fee arrangements constitute non-exempt prohibited transactions under ERISA or the Code and/or claims that we have breached a fiduciary duty to a Benefit Plan investor. Adverse determinations with respect to ERISA fiduciary status or non-exempt prohibited transactions could result in significant civil penalties and excise taxes.

Risks Related to Proposed NAV REIT Conversion

Our NAV REIT strategy may not result in increased liquidity for our stockholders.

Although we intend, as part of our NAV REIT strategy, to adopt a revised share redemption program that allows us to redeem a greater percentage of our shares each year than our current share redemption program, we cannot provide assurances that we will do so. We may decide for market, regulatory or other reasons to have a more limited share redemption program or conduct periodic self-tender offers on terms that we believe are appropriate.

We will not be required to purchase any particular number of shares, at any particular frequency or at any particular pricing, pursuant to our share redemption program or pursuant to periodic self-tender offers. Our board of directors will be permitted to modify, suspend or terminate our share redemption program at any time.

We may not have sufficient funding to satisfy the demand for liquidity. Our primary source for funding is currently expected to be a portion of the net proceeds from our new ongoing public offerings and potential Israeli offerings, but we cannot guarantee that the net proceeds raised will be sufficient to satisfy the demand for liquidity and our other capital needs, such as capital expenditures and funds for new investments. If future redemption requests exceed the amount of funding available under our share redemption program and any additional funding made available under one or more self-tender offers, the number of rejected redemption or repurchase requests will increase over time.

You will be dependent on the board of directors to adopt and oversee valuation procedures to determine the NAV of our shares; the prices at which we sell and redeem our shares will be based on the NAV per share determined in accordance with these valuation procedures.

In connection with our NAV REIT strategy, our board of directors intends to adopt valuation procedures to determine a monthly NAV per share. However, we may compute the NAV less frequently than monthly, such as quarterly. In addition, the procedures, methods and assumptions used to determine the NAV will be solely in our discretion and subject to change, will not be subject to U.S. Generally Accepted Accounting Principles (“GAAP”) and will not be subject to independent audit. No rule or regulation requires that we calculate our NAV in a certain way. Our board of directors has not finalized these procedures and once they do, our board of directors may adopt changes to the valuation procedures. The valuation procedures we adopt may be different from those used in our prior estimated value per share calculations.

The prices at which we sell shares in our offerings and repurchase shares under our share redemption program and/or self-tender offers will not be market-based prices. We currently intend for those prices to be based on our monthly NAV per share. If our NAV calculations are too high, we may overpay for shares that we redeem, which would harm our remaining stockholders. If our NAV calculations are too low, we may dilute our existing stockholders when we sell new shares and we may underpay stockholders that sell their shares to us. There will be no market prices for our shares and you will be entirely dependent on us to determine an appropriate monthly NAV per share, which may not correspond to realizable value upon a sale of our assets.

Our NAV REIT strategy will result in additional expenses.

Our NAV REIT strategy will involve continuous, ongoing public offerings that will require registration with the SEC under federal securities laws and with each state in which we offer shares. Maintaining such offerings will result in offering expenses such as legal, accounting, printing, mailing and filing fees, charges of our transfer agent, charges of our advisor and/or transfer agent for administrative services related to the issuance of shares, reimbursement of bona fide due diligence expenses of broker-dealers, reimbursement of our advisor for costs in connection with preparing supplemental sales materials, the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees payable to participating broker-dealers hosting retail seminars and travel, meal and lodging costs for registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail seminars conducted by broker-dealers, legal fees of our dealer manager and promotional items. We also expect to incur additional expenses in connection with calculating a monthly NAV per share. Although we expect to reinvest the majority of the proceeds from the Singapore Transaction in new investments, we also expect to distribute a significant portion of the proceeds to our stockholders, which will reduce the size of our company and therefore make ongoing expenses as an NAV REIT more burdensome.

New investors in our new offerings may have divergent interests from investors in our initial public offering.

We conducted our initial public offering of common stock from November 2009 through November 2012. Our investors in the initial public offering have now held their shares between approximately seven and ten years. When (and if) we launch a new public offering as an NAV REIT, they will have held their shares for an even longer period. New investors in our company may place a greater priority on funding for new investments than for liquidity or other purposes. They may be more supportive of our NAV REIT strategy than our original investors. Divergent interests of our stockholders may affect decisions by our board of directors or management, and may impact stockholder votes on various matters.

We may not raise a meaningful amount of capital in our ongoing offerings as an NAV REIT.

We currently intend to use the proceeds from our offerings as an NAV REIT, net of the fees and other expenses we pay in connection with the offerings: (1) to make additional investments in accordance with our investment strategy and policies with the intention of growing the portfolio; (2) to provide increased liquidity to our stockholders in excess of what is currently offered; and (3) for other general corporate purposes (which may include repayment of our debt or any other corporate purposes we deem appropriate). However, we may not raise a meaningful amount of capital in our ongoing offerings as an NAV REIT, which would mean that we would not have as much money for any of these purposes. In particular, we may face challenges raising additional capital if we are not able to satisfy our stockholders’ redemption requests on a regular basis. In addition, we may face challenges raising additional capital unless and until we reinvest the proceeds from the Singapore Transaction in attractive replacement assets.

We may suffer from delays in locating suitable investments with the capital we raise in our ongoing offerings as a perpetual-life company.

As described above, we intend to use a portion of the net proceeds from our offerings as an NAV REIT to make additional investments in accordance with our investment strategy and policies with the intention of growing the portfolio. However, we could suffer from delays in locating suitable investments. The more shares we sell in our offerings, the more difficult it may be to invest the net offering proceeds promptly and on attractive terms. Our reliance on our advisor, and the real estate and debt finance professionals that our advisor retains to identify suitable investments for us at times when such persons are simultaneously seeking to identify suitable investments for other Pacific Oak-sponsored programs or Pacific Oak-advised investors could also delay the investment of the proceeds of this offering. Further, if we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Delays we encounter in the selection, acquisition and development of income-producing properties or the acquisition or origination of other real estate investments would likely limit our ability to pay distributions to our stockholders and may reduce their overall returns.

We may pay lower dividends as an NAV REIT than we otherwise would.

As an NAV REIT, we may pay lower dividends than we otherwise would, because as a perpetual-life NAV REIT (1) we may have a greater interest in retaining the capital for new investments, increased liquidity or other general purposes and (2) we may have a greater interest in keeping our NAV stable or rising.

Our NAV REIT strategy may increase the compensation to our advisor and its affiliates.

The new advisory fee structure proposed as an NAV REIT puts a greater emphasis on our performance and, accordingly, would result in greater compensation to our advisor as a percentage of our NAV if we perform sufficiently well. Furthermore if we succeed in raising additional capital and growing our company, we would expect the fees paid to our advisor and its affiliates to increase because of our larger size. We believe these changes help align the interests of our advisor and our stockholders in growing our company and performing well. The bottom line future impact to our stockholders of the proposed compensation changes is difficult to predict because it is subject to a number of factors, such as the amount of capital we raise in our public offerings, the number of acquisitions and dispositions that we make, and our performance.

Our directors and management face conflicts of interest in the pursuit of an NAV REIT strategy.

All of our executive officers, some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, or key professionals of and/or holders of a direct or indirect controlling interest in our advisor, Pacific Oak Capital Markets Group, LLC, who we intend to hire as our dealer manager for our future public offerings, and other affiliated Pacific Oak entities. Keith D. Hall and Peter McMillan III are our sponsors and indirectly own and control our advisor. Our advisor is also the external advisor to other Pacific Oak-sponsored programs. Messrs. Hall and McMillan are executive officers and/or directors of other Pacific Oak-sponsored programs. Messrs. Hall and McMillan, and their teams of real estate and debt finance professionals may also sponsor or advise future programs or accounts in the future. Some of the material conflicts that our advisor and its affiliates face in connection with our pursuit of a perpetual-life strategy include the following:

•

The new advisory fee structure proposed as an NAV REIT puts a greater emphasis on our performance and, accordingly, would result in greater compensation to our advisor as a percentage of our NAV if we perform sufficiently well. Furthermore if we succeed in raising additional capital and growing our company, we would expect the fees paid to our advisor and its affiliates to increase because of our larger size. We may implement other fee changes that are favorable to our advisor. In addition, a perpetual-life strategy is likely to extend the period in which our advisor and its affiliates may earn fees from us, in various forms, whether related to overall asset management, property management or otherwise.

•

The compensation payable by us to our advisor and its affiliates may not be on terms that would result from arm’s-length negotiations, may be payable whether or not our stockholders receive distributions, and may be based on our NAV, the procedures for which our advisor will likely assist our board of directors in developing, overseeing, implementing and coordinating.

•

The team of real estate and debt finance professionals at our advisor must determine which investment opportunities to recommend to us and the other Pacific Oak-sponsored programs that are raising funds for investment for whom Pacific Oak serves as an advisor as well as any programs Pacific Oak affiliates may sponsor in the future. Because investment opportunities that are suitable for us may also be suitable for other Pacific Oak-sponsored programs or Pacific Oak-advised investors, our advisor and its affiliates face conflicts of interest relating to the purchase of properties and other investments. Any such conflicts in directing investment opportunities may not be resolved in our favor, meaning that we could invest in less attractive assets, which could reduce the investment return to our stockholders.

•

Our sponsors and their team of professionals at our advisor and its affiliates (including Pacific Oak Capital Markets Group, LLC, the expected dealer manager of our offerings) have to allocate their time between us and other programs and activities in which they are involved.

Risks Related to Proposed Merger

The merger consideration would not be adjusted in the event of any change in the relative values of the common stock of POSOR II or us.

Upon the consummation of the Merger, each outstanding share of POSOR II common stock will be converted automatically into the right to receive 0.9643 shares of our common stock. The exchange ratio will not be adjusted before or after consummation of the Merger. Except as expressly contemplated in the Merger Agreement, no change in the Merger consideration will be made for any reason, including the following (which may occur prior to consummation of the Merger or any time thereafter):

•	changes in the respective businesses, operations, assets, liabilities and prospects of POSOR II or us;

•	changes in the estimated value per share of either the shares of POSOR II common stock or our common stock;

•	interest rates, general market and economic conditions, market and economic conditions in specific geographic regions, and other factors generally affecting the businesses of POSOR II and us;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which POSOR II and we operate;

•	dissident stockholder activity, including any stockholder litigation challenging the transaction; and

•	acquisitions, disposals or new development opportunities.

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed, which could result in the expenditure of significant unrecoverable transaction costs.

The Merger Agreement is subject to many conditions, which must be satisfied or waived in order to complete the Merger. The mutual conditions of the parties include, among others, the approval by the POSOR II stockholders of the Merger and a POSOR II charter amendment. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including, among others: (a) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other customary exceptions); (b) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers); (c) the absence of any change, event, circumstance or development arising during the period from the date of the Merger Agreement until the effective time of the

Merger that has had or would have a material adverse effect on the other party; (d) the receipt of an opinion of counsel of the other party to the effect that such party has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT; and (e) the receipt of an opinion of counsel of each party to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

There can be no assurance that the conditions to closing of the Merger will be satisfied or waived or that the Merger will be completed. Failure to consummate the Merger may adversely affect POSOR II’s or our results of operations and business prospects for the following reasons, among others: (i) each of POSOR II and we have incurred and will continue to incur certain transaction costs, regardless of whether the Merger closes, which could adversely affect each company’s financial condition, results of operations and ability to make distributions to its stockholders; and (ii) the Merger, whether or not it closes, will divert the attention of certain management and other key employees of POSOR II and us from ongoing business activities, including the pursuit of other opportunities that could be beneficial to POSOR II or us, respectively. In addition, POSOR II or we may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Merger is not completed by the November 19, 2020 (the “Outside Date”).

Failure to complete the Merger could negatively impact our future business and financial results.

If the Merger is not completed, our ongoing business could be materially and adversely affected and we will be subject to a variety of risks associated with the failure to complete the Merger, including the following:

•	our being required to pay up to $3 million as reimbursement for POSOR II’s expenses in the event of termination of the Merger Agreement, under certain circumstances;

•	our having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•	the diversion of our management focus and resources from operational matters and other strategic opportunities while working to implement the Merger.

If the Merger is not completed, these risks could materially affect our business and financial results.

The pendency of the Merger, including as a result of the restrictions on the operation of POSOR II’s and our business during the period between signing the Merger Agreement and the completion of the Merger, could adversely affect the business and operations of POSOR II, us, or both.

In connection with the pending Merger, some business partners or vendors of each of POSOR II and us may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of POSOR II and us, regardless of whether the Merger is completed. In addition, due to operating covenants in the Merger Agreement, each of POSOR II and we may be unable, during the pendency of the Merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Some of the directors and executive officers of POSOR I and POSOR II have interests in seeing the Merger completed that are different from, or in addition to, those of the POSOR I and POSOR II stockholders.

Some of the directors and executive officers of POSOR I and POSOR II have interests in seeing the Merger completed that are different from, or in addition to, those of the POSOR I and POSOR II stockholders. Specifically, Keith D. Hall and Peter McMillan III control and indirectly own Pacific Oak Holding Group, LLC, our sponsor and POSOR II’s sponsor since November 1, 2019. Pacific Oak Holding is the sole owner of Pacific Oak Capital Advisors, LLC, our advisor and POSOR II’s advisor since November 1, 2019. Messrs. Hall and McMillan are also two of our executive officers and directors and two of POSOR II’s executive officers and directors. Pacific Oak Capital Advisors earns fees from our advisory agreement with them and from POSOR II’s advisory agreement with them. The Merger may make it more likely that Pacific Oak Capital Advisors will continue to earn fees under the advisory agreement with respect to our and POSOR II’s assets, as compared to other strategic alternatives for us or POSOR II (such as a sale of POSOR II’s assets to a third party for cash).

In certain circumstances, either of POSOR II or we may terminate the Merger Agreement.

POSOR II or we may terminate the Merger Agreement if the Merger has not been consummated by the Outside Date. Also, the Merger Agreement may be terminated if a final and non-appealable order is entered prohibiting or disapproving the transaction, upon a material uncured breach by the other party that would cause the closing conditions not to be satisfied, or upon the failure to obtain receipt of approvals of the POSOR II stockholders. In addition, POSOR II has the right to terminate the Merger Agreement at any time prior to obtaining the necessary approvals of the POSOR II stockholders in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (as such terms are defined under the Merger Agreement). Finally, we have the right to terminate the Merger Agreement at any time prior to obtaining the approvals of the POSOR II stockholders, upon an Adverse Recommendation Change.

POSOR II and we each expect to incur substantial expenses related to the Merger.

POSOR II and we each expect to incur substantial expenses in connection with completing the Merger and integrating the properties and operations of POSOR II that we are acquiring with those of ours. While POSOR II and we each have assumed that a certain level of transaction expenses would be incurred, there are a number of factors beyond the control of each company that could affect the total amount or the timing of such expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction expenses associated with the Merger could, particularly in the near term, exceed the savings that we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings following the completion of the Merger.

The ownership positions of our and POSOR II stockholders will be diluted by the Merger.

The Merger will dilute the ownership position of our stockholders and result in POSOR II stockholders having an ownership stake in the combined company (“Combined Company”) that is smaller than their current stake in POSOR II. Upon completion of the Merger, based on the number of shares of our common stock and POSOR II common stock outstanding on March 23, 2020, our stockholders will own approximately 69.4% of the issued and outstanding shares of Combined Company common stock, and former POSOR II stockholders will own approximately 30.6% of the issued and outstanding shares of common stock of the Combined Company. Consequently, our stockholders and POSOR II stockholders, as a general matter, will have less influence over the management and policies of the Combined Company following the Merger than each currently exercise over the management and policies of us and POSOR II, as applicable.

Litigation challenging the Merger may increase transaction costs and prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

If any stockholder files a lawsuit challenging the Merger, POSOR II and we can provide no assurances as to the outcome of any such lawsuit, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed-upon terms, such an injunction may prevent the completion of the Merger in the expected time frame, or may prevent it from being completed altogether. Whether or not any such plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operations of each company’s business.

Risks Related to the Combined Company Following the Merger

The Combined Company will have substantial indebtedness upon completion of the Merger.

In connection with the Merger, the Combined Company will assume and/or refinance certain indebtedness of ours and will be subject to risks associated with debt financing. As of December 31, 2019, POSOR II had $329.6 million of outstanding variable interest debt. After giving effect to the Merger, the Combined Company’s total pro forma consolidated indebtedness will increase. Taking into account our existing indebtedness, transaction expenses, and the assumption and/or refinancing of indebtedness in the Merger, the Combined Company’s pro forma consolidated indebtedness as of December 31, 2019, after giving effect to the Merger, would be approximately $1.0 billion. The indebtedness of the Combined Company will be comprised of $715.0 million of variable interest loans and $292.7 million of fixed interest loans.

The Combined Company’s indebtedness could have important consequences to holders of its common stock, including POSOR II stockholders who receive POSOR common stock in the Merger, including:

•	vulnerability of the Combined Company to general adverse economic and industry conditions;

•	limiting the Combined Company’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•

requiring the use of a substantial portion of the Combined Company’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting the Combined Company’s flexibility in planning for, or reacting to, changes in its business and its industry; and

•	putting the Combined Company at a disadvantage compared to its competitors with less indebtedness;

If the Combined Company defaults under a mortgage loan, it would automatically be in default under any other loan that has cross-default provisions, and it may lose the properties securing these loans.

Following the consummation of the Merger, the Combined Company may assume certain potential and unknown liabilities relating to POSOR II.

Following the consummation of the Merger, the Combined Company will have assumed certain potential and unknown liabilities relating to POSOR II. These liabilities could be significant and have a material adverse effect on the Combined Company’s business to the extent the Combined Company has not identified such liabilities or has underestimated the amount of such liabilities.

The Combined Company may incur adverse tax consequences if prior to the Merger, POSOR II, or SOR failed to qualify as a REIT for U.S. federal income tax purposes.

Each of POSOR II and we have operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the Merger, and the Combined Company intends to continue operating in such a manner following the Merger. None of POSOR II or we have requested or plans to request a ruling from the Internal Revenue Service, or the IRS, that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations is greater in the case of a REIT, like each of POSOR II and us, that holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within the control of POSOR II or us may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of POSOR II and we must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its REIT taxable income, excluding any net capital gains.

If POSOR II or our company (or, following the Merger, the Combined Company) loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

it would be subject to U.S. federal corporate income tax on its net income for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	it could be subject to the federal alternative minimum tax for taxable years prior to January 1, 2018 and possibly increased state and local taxes for such periods;

•

unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•

for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Following the Merger, the Combined Company will inherit any liability with respect to unpaid taxes of POSOR II for any periods prior to the Merger. In addition, as described above, if POSOR II failed to qualify as a REIT as of the Merger but the Combined Company nevertheless qualified as a REIT, in the event of a taxable disposition of a former POSOR II asset during the five years following the Merger the Combined Company would be subject to corporate tax with respect to any built-in gain inherent in such asset as of the Merger.

As a result of all these factors, any of POSOR II, we, or the Combined Company’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and have other material adverse effects on the Combined Company. In addition, for years in which the Combined Company does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if the Combined Company has qualified and continues to qualify as a REIT, it may be subject to some U.S. federal, state and local taxes on its income or property and, in certain cases, a 100% penalty tax, in the event it sells property as a dealer. Any U.S. federal, state or other taxes the Combined Company pays will reduce its cash available for distribution to stockholders.

If the Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the Merger is conditioned on the receipt by each of POSOR II and us of an opinion of our counsel to the effect that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. However, these legal opinions will not be binding on the IRS or on the courts. If, for any reason, the Merger were to fail to qualify as a tax-free reorganization, then each POSOR II stockholder generally would recognize gain or loss, as applicable, equal to the difference between (i) the merger consideration (i.e. the fair market value of the shares of our common stock) received by the POSOR II stockholder in the Merger; and (ii) the POSOR II stockholder’s adjusted tax basis in its POSOR II common stock.

The Combined Company may have difficulty providing liquidity to stockholders through its share redemption program and/or tender offers.

The Merger is not a liquidity event for our stockholders or those of POSOR II. Both we and POSOR II have had recent difficulty in satisfying redemption requests under our respective share redemption programs. Other than special redemption requests submitted in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence,” for the first, second, third and fourth quarters of 2019, we had unfulfilled requests to redeem 3,294,070, 3,782,675, 4,595,566 and 5,813,699 shares, respectively, or 94.2%, 94.9%, 95.7% and 96.8%, respectively, of the shares submitted for redemption, due to funding limitations. We currently have $0.8 million available for redemptions in 2020, all of which is reserved exclusively for special redemptions. With respect to POSOR II, in January 2019, it exhausted funds available for redemptions under its share redemption program, other than special redemptions. As a result, in 2019, it redeemed a total of 277,452 shares in connection with ordinary redemption requests. In January 2020, it again exhausted funds available for redemptions other than special redemptions. It currently has outstanding and unfulfilled ordinary redemption requests representing 808,172 shares.

We cannot predict the demand for liquidity by stockholders of the Combined Company following the Merger, but if it simply remains at 2019 and 2020 levels, the Combined Company will need to provide additional funding compared to prior years in order to meet demand. We may not have sufficient funding to satisfy the demand for liquidity. Our primary source for funding is currently expected to be a portion of the net proceeds from new ongoing public offerings as an NAV REIT and potential Israeli offerings, but we cannot guarantee that the net proceeds raised will be sufficient to satisfy the demand for liquidity and our other capital needs, such as capital expenditures and funds for new investments. If future redemption requests exceed the amount of funding available under the Combined Company’s share redemption program and any additional funding made available under one or more self-tender offers, the number of rejected redemption or repurchase requests will increase over time.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 2.	PROPERTIES

As of December 31, 2019, we owned six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, in the aggregate, approximately 3.0 million rentable square feet. As of December 31, 2019, these properties were 79% occupied. In addition, we owned one residential home portfolio consisting of 993 single-family homes and encompassing approximately 1.4 million rental square feet and one apartment property containing 317 units and encompassing approximately 0.3 million rentable square feet, which were 89% and 85% occupied, respectively as of December 31, 2019. We also owned three investments in undeveloped land with approximately 1,000 developable acres. The following table provides summary information regarding our properties as of December 31, 2019:

Property Location of Property	Date Acquired or Foreclosed on	Property Type	Rentable Square Feet	Total Real Estate at Cost (1) (in thousands)	Occupancy	Ownership %
Richardson Portfolio Richardson, TX	11/23/2011	Office/ Undeveloped Land	569,980	$45,420	77.5%	90.0%
Park Highlands (2) North Las Vegas, NV	12/30/2011	Undeveloped Land	—	34,167	N/A	100.0% (2)
Park Centre Austin, TX	03/28/2013	Office	205,133	37,703	86.4%	100.0%
1180 Raymond (3) Newark, NJ	08/20/2013	Apartment	268,688	47,420	84.9%	100.0%
Park Highlands II (2) North Las Vegas, NV	12/10/2013	Undeveloped Land	—	27,078	N/A	100.0% (2)
Richardson Land II Richardson, TX	09/04/2014	Undeveloped Land	—	3,418	N/A	90.0%
Crown Pointe Dunwoody, GA	02/14/2017	Office	509,792	95,526	76.4%	100.0%
The Marq (4) Minneapolis, MN	03/01/2018	Office	522,656	95,631	72.7%	100.0%
City Tower Orange, CA	03/06/2018	Office	435,177	157,257	82.8%	100.0%
Eight & Nine Corporate Centre Franklin, TN	06/08/2018	Office	315,299	79,568	80.4%	100.0%
Georgia 400 Center Alpharetta, GA	05/23/2019	Office	419,567	91,534	86.3%	100.0%
Single-Family Homes Portfolio (5) Multiple Locations	11/04/2019	Home	1,406,239	110,138	89.2%	100.0%

			4,652,531	$824,860

(1)	Total real estate at cost represents the total cost of real estate net of write-offs of fully depreciated/amortized assets.
(2)

We own 100% of the common members’ equity of Park Highlands and Park Highlands II. On September 7, 2016 and January 8, 2019, our subsidiary that owns a portion of Park Highlands and Park Highlands II, sold 820 units of 10% Class A non-voting preferred membership units for $0.8 million and 1,927 units of 10% Class A2 non-voting preferred membership units for $1.9 million, respectively, to accredited investors. The amount of the Class A non-voting preferred membership units raised, net of offering costs, is included in other liabilities on the accompanying consolidated balance sheets.

(3)	This apartment property has 317 units and has an average rentable square foot of 824 per unit.
(4)	This property was formerly known as Marquette Plaza and was re-named The Marq in connection with our re-branding strategy for this property.
(5)	This portfolio contains 993 single-family homes and has an average rentable square foot of 1,416 per home.

As of December 31, 2019, there were no tenants occupying 10% or more of our total rentable square footage. As of December 31, 2019, our real estate portfolio’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Insurance	26	$7,817	14.1%
Health Care and Social Services	16	7,021	12.7%
Computer Systems	24	6,852	12.4%

		$21,690	39.2%

(1)

Annualized base rent represents annualized contractual base rental income as of December 31, 2019, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

No other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time.

Portfolio Lease Expiration

The following table reflects the lease expiration of our owned properties, excluding apartment and single-family home leases, as of December 31, 2019:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (in thousands) (1)	% of Portfolio Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	% of Portfolio Rentable Square Feet Expiring
2020	51	$6,692	12.1%	273,398	13.5%
2021	54	6,050	10.9%	219,362	10.8%
2022	66	10,704	19.3%	336,858	16.6%
2023	43	5,384	9.7%	240,648	11.8%
2024	34	5,615	10.1%	201,154	9.9%
2025	19	4,523	8.2%	136,180	6.7%
2026	24	7,380	13.3%	255,327	12.6%
2027	9	1,954	3.5%	80,957	4.0%
2028	9	4,096	7.4%	183,511	9.0%
2029	6	1,894	3.4%	61,460	3.0%
Thereafter	3	1,109	2.1%	42,000	2.1%

Total	318	$55,401	100%	2,030,855	100%

(1)

Annualized base rent represents annualized contractual base rental income as of December 31, 2019, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

ITEM 3.	LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

ITEM 4.	MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Information

As of March 23, 2020, we had 65.8 million shares of common stock outstanding held by a total of approximately 13,000 stockholders. The number of stockholders is based on the records of DST Systems, Inc., who serves as our transfer agent.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets applicable suitability and minimum purchase requirements. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

We provide an estimated value per share to assist broker-dealers that participated in our initial public offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340 as required by FINRA. This valuation was performed in accordance with the provisions of and also to comply with Practice Guideline 2013-01, Valuations of Publicly Registered, Non-Listed REITs issued by the IPA in April 2013. For this purpose, we estimated the value of the shares of our common stock as $10.63 per share as of December 31, 2019. This estimated value per share is based on our board of directors’ approval on December 17, 2019 of an estimated value per share of our common stock of $10.63 based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2019, with the exception of the following adjustments: (i) our real estate properties were valued as of October 31, 2019; (ii) an adjustment to reduce cash for the amount of capital expenditures incurred in October 2019; (iii) an adjustment for acquisition and disposition fees and expenses incurred in connection with the acquisition of Reven Housing REIT, Inc. and disposition of 125 John Carpenter; and (iv) a number of adjustments related to the participation fee potentiality liabilities to our former advisor, KBS Capital Advisors LLC, and our current advisor, Pacific Oak Capital Advisors, in connection with the termination of KBS Capital Advisors effective October 31, 2019 and the hiring of Pacific Oak Capital Advisors on November 1, 2019 (collectively the “Adjustments”). Other than the Adjustments, there have been no material changes between September 30, 2019 and December 17, 2019 to the net values of our assets and liabilities that materially impacted the overall estimated value per share.

Our conflicts committee, composed of all of our independent directors, is responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodologies used to determine our estimated value per share, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. The estimated value per share was based upon the recommendation and valuation prepared by our advisor. Our advisor’s valuation of our consolidated investments in real estate properties and two of its unconsolidated joint venture investments in real estate properties was based on (i) appraisals of such investments performed by third-party valuation firms and (ii) the contractual sale price less estimated selling credits of an office property consisting of two office buildings located in Irving, Texas (125 John Carpenter), which was sold on November 1, 2019. Appraisals on (i) our consolidated investments in real properties, excluding investments in undeveloped land and (ii) two of its unconsolidated investments in real estate properties were performed by Duff & Phelps, LLC (“Duff & Phelps”). Appraisals of tour investments in undeveloped land were performed by Colliers International Valuation & Advisory Services, LLC (“Colliers”). Duff & Phelps and Colliers, each an independent third-party valuation firm, also prepared appraisal reports, summarizing key inputs and assumptions, for each of the real estate properties they respectively appraised. Our advisor performed valuations with respect to our real estate-related investments, three of our unconsolidated joint ventures, cash, other assets, mortgage debt and other liabilities. The methodologies and assumptions used to determine the estimated value of our assets and the estimated value of our liabilities are described further below.

Our advisor used the appraised values of our real estate properties and, in the case of 125 John Carpenter, the contractual sale price less estimated selling credits together with our advisor’s estimated value of each of our other assets and liabilities to calculate and recommend an estimated value per share of our common stock. Upon (i) the conflicts committee’s receipt and review of our advisor’s valuation report, including our advisor’s summary of the appraisal reports prepared by Duff & Phelps and Colliers and our advisor’s estimated value of each of our other assets and our liabilities, (ii) the conflicts committee’s review of the reasonableness of our estimated value per share resulting from our advisor’s valuation process and (iii) in light of other factors considered by the conflicts committee and the conflicts committee’s own extensive knowledge of our assets and liabilities, the conflicts committee concluded that the estimated value per share proposed by our advisor was reasonable and recommended to the board of directors that it adopt $10.63 as the estimated value per share of our common stock. At the special meeting of the board of directors, the board of directors unanimously agreed to accept the recommendation of the conflicts committee and approved $10.63 as the estimated value of our common stock, which determination is ultimately and solely the responsibility of the board of directors.

The table below sets forth the calculation of our estimated value per share as of December 17, 2019, as well as the calculation of our prior estimated value per share as of November 12, 2018:

	December 17, 2019 Estimated Value per Share	November 12, 2018 Estimated Value per Share (1)	Change in Estimated Value per Share
Real estate properties (2)	$15.03	$16.62	$(1.59)
Real estate equity securities (3)	1.14	1.47	(0.33)
Real estate debt securities	—	0.26	(0.26)
Cash	1.47	0.91	0.56
Investments in unconsolidated joint ventures (4)	3.15	2.92	0.23
Other assets	0.24	0.29	(0.05)
Mortgage debt (5)	(6.44)	(7.26)	0.82
Series A Debentures (6)	(3.26)	(4.04)	0.78
KBS Capital Advisors participation fee potential liability (7)	—	(0.50)	0.50
Pacific Oak Capital Advisors participation fee potential liability	(0.03)	—	(0.03)
Other liabilities	(0.47)	(0.46)	(0.01)
Non-controlling interest	(0.20)	(0.30)	0.10

Estimated value per share	$10.63	$9.91	$0.72
Estimated enterprise value premium	None assumed	None assumed	None assumed

Total estimated value per share	$10.63	$9.91	$0.72

(1)

The November 12, 2018 estimated value per share was based upon the recommendation and valuation of KBS Capital Advisors. We engaged Duff & Phelps and Colliers to provide appraisals of our real estate properties, investments in undeveloped land and two of its unconsolidated investments in real estate properties and KBS Capital Advisors performed valuations of our real estate-related investments, cash, other assets, mortgage debt and other liabilities. For more information relating to the November 12, 2018 estimated value per share and the assumptions and methodologies used by Duff & Phelps, Colliers and KBS Capital Advisors, see our Current Report on Form 8-K filed with the SEC on November 15, 2018. On November 12, 2018, our board of directors authorized a $2.95 per share on the outstanding shares of our common stock to the stockholders of record as of the close of business on November 12, 2018. The presentation reflects our payment of $32.0 million in cash and issuance of 12,914,179 shares of common stock pursuant to the Special Dividend in December 2018.
(2)

The decrease in the estimated value of real estate properties was due to dispositions of real estate properties, partially offset by acquisitions of real estate and increases in fair values of our real estate properties. The estimated value per share of our real estate properties as of December 17, 2019 includes 125 John Carpenter, which was sold on November 1, 2019.

(3)

The decrease in the estimated value of real estate equity securities was due to dispositions of real estate equity securities subsequent to September 30, 2018, partially offset by net realized and unrealized gains on the securities.

(4)

The increase in the estimated value of investments in unconsolidated joint ventures was primarily due to an increase in fair values of the real estate held by the unconsolidated joint ventures, partially offset by a return of capital distribution from one joint venture.

(5)

The decrease in mortgage debt was primarily due to repayments upon asset sales, partially offset by borrowings to fund acquisitions of real estate and capital expenditures on real estate. The estimated value per share of our mortgage debt as of December 17, 2019 includes the mortgage debt repaid in connection with the sale of 125 John Carpenter.

(6)

Amount relates to Series A Debentures issued in Israel on March 8, 2016. The decrease is due to a principal payment which was due March 1, 2019, partially offset by the change in foreign currency exchange rate of the Israeli new Shekel.

(7)

The decrease in the participation fee potential liability to KBS Capital Advisors was due to the termination of the effective October 31, 2019, which resulted in an agreement to a termination payout of 3,411,737 Restricted Shares. In calculating the estimated value per share, we took into account the dilutive impact of these 3,411,737 shares of restricted stock (“Restricted Shares”).

The increase in our estimated value per share from the previous estimate was primarily due to the items noted below, which reflect the significant contributors to the increase in the estimated value per share from $9.91 to $10.63. The changes are not equal to the change in values of each real estate asset and liability group presented in the table above due to real estate property acquisitions, dispositions, debt financings and other factors, which caused the value of certain asset or liability groups to change with no impact to our fair value of equity or the overall estimated value per share.

Change in Estimated Value per Share
November 12, 2018 estimated value per share	$9.91
Changes to estimated value per share
Investments
Real estate	1.20
Investments in unconsolidated joint ventures	0.42
Investments in debt and equity securities	0.07
Capital expenditures on real estate	(0.63)

Total change related to investments	1.06
Operating cash flows in excess of quarterly distributions declared (1)	0.02
Foreign currency loss	(0.15)
Selling, acquisition and financing costs (2)	(0.13)
Advisor disposition and acquisition fees (3)	(0.08)
Mortgage debt and Series A debentures	0.04
Advisor Participation fee potential liability	(0.07)
Other	0.03

Total change in estimated value per share	$0.72

December 17, 2019 estimated value per share	$10.63

(1)

Operating cash flow reflects modified funds from operations (“MFFO”) adjusted to deduct capitalized interest expense, real estate taxes and insurance and add back the amortization of deferred financing costs. We compute MFFO in accordance with the definition included in the practice guideline issued by the IPA in November 2010.

(2)

Selling, acquisition and financing costs include approximately, $0.6 million, or $0.01 per share, for the acquisition costs incurred subsequent to September 30, 2019 in connection with the acquisition of Reven Housing REIT, Inc, and $0.2 million, or $0.00 per share, for the selling costs incurred subsequent to September 30, 2019 in connection with the 125 John Carpenter sale subsequent to September 30, 2019.

(3)

Advisor fees include approximately, $1.2 million, or $0.02 per share, for the acquisition of Reven Housing REIT, Inc, subsequent to September 30, 2019 and $0.9 million, or $0.01 per share, for the disposition of 125 John Carpenter, subsequent to September 30, 2019.

As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different estimated value per share and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to U.S. generally accepted accounting principles, nor does it represent a liquidation value of our assets and liabilities or the price at which our shares of common stock would trade at on a national securities exchange. The estimated value per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated value per share also does not take into account estimated disposition costs and fees for real estate properties that are not under contract to sell, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration. The estimated value per share does not take into consideration our participation fee potential liability to KBS Capital Advisors as of September 30, 2019, as a result of the termination effective October 31, 2019, which resulted in an agreement to a termination payout (the “KBS Termination Fee Value”) of 3,411,737 Restricted Shares. In calculating the estimated value per share, we did take into account the dilutive impact of these 3,411,737 Restricted Shares. This termination payout value to KBS Capital Advisors was determined based on our performance from inception through September 30, 2018. In other words, it was based on our participation fee potential liability to KBS Capital Advisors calculated with respect to the November 12, 2018 estimated value per share. As a result, when we hired Pacific Oak Capital Advisors as our new advisor on November 1, 2019, we agreed to a participation fee that was based on our performance from September 30, 2018. As a result, the December 17, 2019, estimated value per share takes into consideration our participation fee potential liability to our current advisor, calculated based the aggregate net asset value of we and the performance fee that would be payable in a hypothetical liquidation of we as of the valuation date in accordance with the terms of our new advisory agreement.

Methodology

Our goal for the valuation was to arrive at a reasonable and supportable estimated value per share, using a process that was designed to be in compliance with the IPA Valuation Guidelines and using what we and our advisor deemed to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation and appraisal methodologies, assumptions and estimates used to value our assets and liabilities:

Real Estate

Independent Valuation Firm

Duff & Phelps(1) was selected by our advisor and approved by our conflicts committee to appraise all of our consolidated investments in real estate properties, 110 William Street (defined below) and 353 Sacramento (defined below) but excluding our investments in undeveloped land and 125 John Carpenter. Colliers(2) was selected by our advisor and approved by our conflicts committee to appraise our investments in undeveloped land. Duff & Phelps and Colliers are engaged in the business of appraising commercial real estate properties and

(1)

Duff & Phelps is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public securities offerings, private placements, business combinations and similar transactions. We engaged Duff & Phelps to deliver an appraisal report relating to all of our consolidated investments in real estate properties, with the exception of our investments in undeveloped land and 125 John Carpenter, and Duff & Phelps received fees upon the delivery of such report. In addition, we agreed to indemnify Duff & Phelps against certain liabilities arising out of this engagement. In the five years prior to December 17, 2019, Duff & Phelps and its affiliates have provided a number of commercial real estate, appraisal and valuation services for us and/or our affiliates and have received fees in connection with such services. Duff & Phelps and its affiliates may from time to time in the future perform other commercial real estate, appraisal and valuation services for us and our affiliates in transactions related to the properties that are the subjects of the appraisals, so long as such other services do not adversely affect the independence of the applicable Duff & Phelps appraiser as certified in the applicable appraisal reports.

(2)

Colliers is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public securities offerings, private placements, business combinations and similar transactions. We engaged Colliers to deliver appraisal reports relating to certain of our investments in undeveloped land and Colliers received fees upon the delivery of such reports. In addition, we agreed to indemnify Colliers against certain liabilities arising out of this engagement. Colliers and its affiliates are engaged in the ordinary course of business in many areas related to commercial real estate and related services. Colliers and its affiliates may from time to time in the future perform other commercial real estate, appraisal, valuation and financial advisory services for us and our affiliates in transactions related to the properties that are the subjects of the appraisals, so long as such other services do not adversely affect the independence of the applicable Colliers appraiser as certified in the applicable appraisal reports.

are not affiliated with us or our advisor. The compensation we pay to Duff & Phelps and Colliers is based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing their appraisal reports, Duff & Phelps and Colliers did not, and were not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.

Duff & Phelps and Colliers collected all reasonably available material information that each deemed relevant in appraising our real estate properties. Duff & Phelps relied in part on property-level information provided by our advisor, including (i) property historical and projected operating revenues and expenses; (ii) property lease agreements; and (iii) information regarding recent or planned capital expenditures. Colliers was provided with land surveys and development plans and relied in part on such information.

In conducting their investigation and analyses, Duff & Phelps and Colliers took into account customary and accepted financial and commercial procedures and considerations as they deemed relevant. Although Duff & Phelps and Colliers reviewed information supplied or otherwise made available by us or our advisor for reasonableness, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. With respect to operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Duff & Phelps and Colliers, Duff & Phelps and Colliers assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and/or our advisor. Duff & Phelps and Colliers relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

In performing their analyses, Duff & Phelps and Colliers made numerous other assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond their control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, Duff & Phelps and Colliers assumed that we have clear and marketable title to each real estate property appraised, that no title defects exist, that any improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, Duff & Phelps’ and Colliers’ analyses, opinions and conclusions were necessarily based upon market, economic, financial and other circumstances and conditions existing as of or prior to the date of the appraisal, and any material change in such circumstances and conditions may affect Duff & Phelps’ and Colliers’ analyses and conclusions. Duff & Phelps’ and Colliers’ appraisal reports contain other assumptions, qualifications and limitations that qualify the analyses, opinions and conclusions set forth therein. Furthermore, the prices at which our real estate properties may actually be sold could differ from Duff & Phelps’ and Colliers’ analyses.

Although Duff & Phelps and Colliers considered any comments received from us or our advisor to their appraisal reports, the final appraised values of our consolidated investments in real estate properties and two of its unconsolidated joint venture investments in real estate properties, with the exception of the 125 John Carpenter, were determined by Duff & Phelps and Colliers. The appraisal reports for our real estate properties are addressed solely to us to assist our advisor in calculating and recommending an updated estimated value per share of our common stock. The appraisal reports are not addressed to the public and may not be relied upon by any other person to establish an estimated value per share of our common stock and do not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing their appraisal reports, Duff & Phelps and Colliers did not solicit third-party indications of interest for our real estate properties. While Duff & Phelps and Colliers are responsible for providing appraisals for us, Duff & Phelps and Colliers are not responsible for, did not calculate, and did not participate in the determination of the estimated value per share of our common stock.

The foregoing is a summary of the standard assumptions, qualifications and limitations that generally apply to Duff & Phelps’ and Colliers’ appraisal reports. All of the Duff & Phelps and Colliers appraisal reports, including the analysis, opinions and conclusions set forth in such reports, are qualified by the assumptions, qualifications and limitations set forth in the respective appraisal reports.

Real Estate Valuation

Duff & Phelps and Colliers (in the case of our ownership of undeveloped land) appraised each of our consolidated investments in real estate properties and two of its unconsolidated joint venture investments in real estate properties, with the exception of 125 John Carpenter. Duff & Phelps and Colliers used various methodologies, as appropriate, such as the direct capitalization approach, discounted cash flow analyses and sales comparison approach. Duff & Phelps relied primarily on 10-year discounted cash flow analyses for the final valuations of each of the real estate properties (which exclude undeveloped land) and Colliers relied primarily on the sales comparison approach for the final valuations of the undeveloped land that it appraised. Duff & Phelps calculated the discounted cash flow value of our real estate properties (which exclude undeveloped land) using property-level cash flow estimates, terminal capitalization rates and discount rates that fall within ranges they believe would be used by similar investors to value the properties we own based on recent comparable market transactions adjusted for unique property and market-specific factors. Colliers relied primarily on the sales comparison approach and estimated the value of the undeveloped land based on the most applicable recent comparable market transactions.

As of October 31, 2019, we owned 12 real estate assets (consisting of seven office properties, one office portfolio consisting of four office buildings and two investments in 14 acres of undeveloped land, one apartment property and three investments in undeveloped land with approximately 1,000 developable acres).

We obtained appraisals for 11 real estate assets (consisting of six office properties, one office portfolio consisting of four office buildings, two investments in 14 acres of undeveloped land, one apartment property and three investments in undeveloped land with approximately 1,000 developable acres). As of October 31, 2019, the total appraised value of our consolidated real estate properties, excluding 125 John Carpenter, as provided by Duff & Phelps and Colliers using the appraisal methods described above, was $945.2 million. The estimated value of 125 John Carpenter, based on the sales price less selling credits, was $99.8 million. Based on the appraisal and valuation methodologies described above, the total estimated value of our consolidated real estate properties was $1,045.0 million. The total cost basis of these properties as of October 31, 2019 was $827.3 million. This amount includes the acquisition cost of $710.5 million, $20.0 million for the acquisition of minority interests in joint ventures, $88.3 million in capital expenditures, leasing commissions and tenant improvements since inception and $8.5 million of acquisition fees and expenses as well as foreclosure costs. The total estimated real estate value as of October 31, 2019 compared to the total acquisition cost of our real estate properties plus subsequent capital improvements through October 31, 2019 results in an overall increase in the real estate value of approximately 26.3%.

The following table summarizes the key assumptions that were used in the discounted cash flow models in order to arrive at the appraised real estate property values as well as the sales comparison range of values used to arrive at the appraised values for undeveloped land:

	Range in Values	Weighted-Average Basis
Consolidated Investments in Real Estate Properties (Excluding Undeveloped Land)
Terminal capitalization rate	5.25% to 7.50%	6.77%
Discount rate	5.75% to 9.50%	7.82%
Net operating income compounded annual growth rate (1)	0.78% to 8.65%	6.23%

Undeveloped Land
Price per acre (2)	$218,000 to $926,000	$232,000

(1)

The net operating income compounded annual growth rates (“CAGRs”) reflect both the contractual and market rents and reimbursements (in cases where the contractual lease period is less than the valuation period) net of expenses over the valuation period. The range of CAGRs shown is the constant annual rate at which the net operating income is projected to grow to reach the net operating income in the final year of the hold period for each of the properties.

(2)

The weighted-average price per acre was primarily driven by our two investments in undeveloped land with approximately 1,000 developable acres located in North Las Vegas, Nevada. The weighted-average price per acre for these two investments in undeveloped land was approximately $218,000.

While the we believe that Duff & Phelps’ and Colliers’ assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the appraised value of our real estate properties and, thus, its estimated value per share. As of October 31, 2019, certain of our real estate assets have non-stabilized occupancies. Appraisals may provide a sense of the value of the investment, but any appraisal of the property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. An appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. The table below illustrates the impact on the estimated value per share if the terminal capitalization rates or discount rates were adjusted by 25 basis points, and assuming all other factors remain unchanged, with respect to the real estate properties referenced in the table above (excluding undeveloped land). Additionally, the table below illustrates the impact on the estimated value per share if the terminal capitalization rates or discount rates were adjusted by 5% in accordance with the IPA guidance:

	Increase (Decrease) on the Estimated Value per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Terminal capitalization rates	$0.21	$(0.19)	$0.29	$(0.26)
Discount rates	0.18	(0.17)	0.28	(0.26)

The table below illustrates the impact on the estimated value per share if the price per acre of the investments in undeveloped land was adjusted by 5%:

	Increase (Decrease) on the Estimated Value per Share due to
	Decrease of 5%	Increase of 5%
Price per acre	$(0.14)	$0.14

Investments in Unconsolidated Joint Ventures

As of September 30, 2019, we held five investments in unconsolidated joint ventures including: 110 William Street, 353 Sacramento, the NIP Joint Venture, Battery Point Series A-3 Preferred Units and Pacific Oak Opportunity Zone Fund I.

110 William Street is an office property containing 928,157 rentable square feet located in New York, New York and we hold a 60% interest in a joint venture that owns 110 William Street. The appraised value of 110 William Street as provided by Duff & Phelps was $536.0 million. Our advisor relied on the appraised value provided by Duff & Phelps along with the fair value of other assets and liabilities as determined by our advisor, and then calculated the amount that we would receive in a hypothetical liquidation of the real estate at the appraised value and the other assets and liabilities at their fair values based on the profit participation thresholds contained in the joint venture agreement. The resulting amount was the fair value assigned to our 60% interest in this unconsolidated joint venture. As of October 31, 2019, the carrying value and estimated fair value of our investment in this unconsolidated joint venture were $0 and $124.5 million, respectively. Our carrying value for this investment is $0 due to a $7.8 million distribution from the 110 William Street Joint Venture during the first quarter of 2019 and this distribution exceeded the book value for this investment.

Duff & Phelps relied on a 10-year discounted cash flow analyses for the final valuation of 110 William Street. The terminal capitalization rate, discount rate and CAGR used in the discounted cash flow model to arrive at the appraised value were 5.50%, 6.75% and 13.67%, respectively.

353 Sacramento is an office building containing 284,751 rentable square feet located in San Francisco, California and we holds a 55% interest in a joint venture that owns 353 Sacramento. The appraised value of 353 Sacramento as provided by Duff & Phelps was $264.6 million. Our advisor relied on the appraised value provided by Duff & Phelps along with the fair value of other assets and liabilities as determined by our advisor and then calculated the amount that we would receive in a hypothetical liquidation of the real estate at the appraised value and the other assets and liabilities at their fair values based on the profit participation thresholds contained in the joint venture agreement. The resulting amount was the fair value assigned to our 55% interest in this unconsolidated joint venture. As of October 31, 2019, the carrying value and estimated fair value of our investment in this unconsolidated joint venture were $42.4 million and $85.4 million, respectively.

Duff & Phelps relied on a 10-year discounted cash flow analyses for the final valuation of 353 Sacramento. The terminal capitalization rate, discount rate and CAGR used in the discounted cash flow model to arrive at the appraised value were 5.25%, 7.25% and 6.84%, respectively.

The table below illustrates the impact on the estimated value per share if the terminal capitalization rates or discount rates were adjusted by 25 basis points, and assuming all other factors remain unchanged, with respect to 110 William Street and 353 Sacramento. Additionally, the table below illustrates the impact on the estimated value per share if the terminal capitalization rates or discount rates for 110 William Street and 353 Sacramento were adjusted by 5% in accordance with the IPA guidance:

	Increase (Decrease) on the Estimated Value per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Terminal capitalization rates	$0.16	$(0.14)	$0.18	$(0.16)
Discount rates	0.10	(0.09)	0.14	(0.13)

We also hold an interest of less than 5% in a joint venture which has invested in a portfolio of industrial properties (the “NIP Joint Venture”), and was valued by our advisor using a discounted cash flow analysis of the expected distributions to us. The cash flow estimates used in the analysis were based on our participation interest in the estimated cash flows available after paying debt service through ultimate liquidation of the NIP Joint Venture as described in the joint venture agreement. The cash flow estimates of the NIP Joint Venture were reviewed by our advisor. As of September 30, 2019, the carrying value and estimated fair value of our investment in this unconsolidated joint venture were $1.2 million and $1.3 million, respectively. The estimated value of our investment in this unconsolidated joint venture for purposes of our estimated value per share was calculated by applying an 8.50% discount rate to the estimated cash flows for a total value of $0.02 per share. Assuming all other factors remain unchanged, a decrease or increase in the discount rates of 25 basis points would have no impact on the estimated value per share. Additionally, a 5% decrease or increase in the discount rates would have no impact on the estimated value per share.

We also hold 210,000 Battery Point Series A-3 Preferred Units with a per-unit price of $25 and was valued by our advisor using a discounted cash flow analysis of the expected distributions to us. The cash flow estimates used in the analysis were based on our participation interest in the estimated cash flows available through ultimate liquidation of the Battery Point Series A-3 Preferred Units. The cash flow estimates of the Battery Point Series A-3 Preferred Units were reviewed by our advisor. As of September 30, 2019, the carrying value and estimated fair value of our investment in this unconsolidated joint venture were $3.0 million and $3.0 million, respectively. The estimated value of our investment in this unconsolidated joint venture for purposes of our estimated value per share was calculated by applying an 12.0% discount rate to the estimated cash flows for a total value of $0.04 per share. Assuming all other factors remain unchanged, a decrease or increase in the discount rates of 25 basis points would have no impact on the estimated value per share. Additionally, a 5% decrease or increase in the discount rates would have no impact on the estimated value per share.

We also hold 22 Class A Units of Pacific Oak Opportunity Zone Fund I, LLC and the units were valued by our advisor at the purchase price since the units were recently acquired in June 2019 and since then, there were no material changes to the fund. As of September 30, 2019, the carrying value and estimated fair value of our investment in this unconsolidated joint venture were $5.1 million and $5.0 million, respectively, with the latter equal to $0.07 per share. If the per-unit price were adjusted by 5%, it would have no impact on the estimated value per share.

Real Estate Equity Securities

As of September 30, 2019, we owned four investments in real estate equity securities. The estimated value of our real estate equity securities is equal to the GAAP fair value disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2019, which also equals the book value of the real estate equity securities in accordance with GAAP. As of September 30, 2019, we owned 56,979,352 shares of common units of Keppel Pacific Oak US REIT, 2,773,729 shares of Franklin Street Properties Corp, 555,555 shares of Plymouth Industrial REIT, Inc. and 95,160 shares of Whitestone REIT. The fair values of these real estate equity securities were based on quoted prices in an active market on a major stock exchange. As of September 30, 2019, the fair value and carrying value of our real estate equity securities was $79.1 million.

Notes Payable

The estimated values of our notes payable are equal to the GAAP fair values disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2019, but do not equal the book value of the loans in accordance with GAAP. The estimated values of our notes payable were determined using a discounted cash flow analysis. The cash flows were based on the remaining loan terms, including extensions we expect to exercise, and on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral.

As of September 30, 2019, the GAAP fair value and carrying value of our notes payable were $447.4 million and $442.5 million, respectively. The weighted-average discount rate applied to the future estimated debt payments, which have a weighted-average remaining term of 2.1 years, was approximately 3.17%. The table below illustrates the impact on our estimated value per share if the discount rates were adjusted by 25 basis points, and assuming all other factors remain unchanged, with respect to our notes payable. Additionally, the table below illustrates the impact on the estimated value per share if the discount rates were adjusted by 5% in accordance with the IPA guidance:

	Increase (Decrease) on the Estimated Value per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Discount rates	$(0.04)	$0.04	$(0.02)	$0.02

Series A Debentures

Our Series A Debentures are publicly traded on the Tel-Aviv Stock Exchange. The estimated value of our Series A Debentures is based on the quoted bond price as of September 30, 2019 on the Tel-Aviv Stock Exchange of 101.60% of face value (excluding accrued interest expense) and foreign currency exchange rates as of September 30, 2019. The decrease in estimated value per share attributable to our Series A Debentures is due to a principal payment which was due on March 1, 2019, partially offset by the change in foreign currency exchange rate of the Israeli new Shekel. As of September 30, 2019, the fair value and GAAP carrying value of o Series A debentures were $226.8 million and $220.0 million, respectively.

Non-controlling Interest

We have an ownership interest in two consolidated joint ventures as of September 30, 2019. As we consolidate these joint ventures, the entire amount of the underlying assets and liabilities are reflected at their fair values in the corresponding line items of the estimated value per share calculation. Given this and the October 31, 2019 appraisal date for the real estate properties, we also must consider the fair value of any non-controlling interest liability as of October 31, 2019. In determining this fair value, we considered the various profit participation thresholds in each of the joint ventures that must be measured in determining the fair value of our non-controlling interest liability. We used the real estate appraisals provided by Duff & Phelps and Colliers and calculated the amount that the joint venture partners would receive in a hypothetical liquidation of the underlying real estate properties (including all current assets and liabilities) at their current appraised values and the payoff of any related debt at its fair value, based on the profit participation thresholds contained in the joint venture agreements. The estimated payment to the joint venture partners was then reflected as the non-controlling interest liability in our calculation of its estimated value per share.

Participation Fee Potential Liability Calculation

In accordance with the new advisory agreement with our advisor, our advisor is entitled to receive a participation fee equal to (A) 15.0% of our net cash flows, whether from continuing operations, net sale proceeds or otherwise, after our stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption program, and (ii) a 7.0% per year cumulative, noncompounded return on such net invested capital from our inception, less (B) the KBS Termination Fee Payout. Net sales proceeds means the net cash proceeds realized by us after deduction of all expenses incurred in connection with a sale, including disposition fees paid to our advisor. The 7.0% per year cumulative, noncompounded return on net invested capital from our inception is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for our advisor to participate in our net cash flows. In fact, if our advisor is entitled to participate in our net cash flows, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return. This fee is payable only if we are not listed on an exchange. For purposes of determining the estimated value per share, our advisor calculated the potential liability related to this incentive fee based on a hypothetical liquidation of the assets and liabilities at their estimated fair values, after considering the impact of any potential closing costs and fees related to the disposition of real estate properties. Our advisor estimated the fair value of this liability to be $2.3 million or $0.03 per share as of the valuation date, and included the impact of this liability in its calculation of our estimated value per share.

Other Assets and Liabilities

The carrying values of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities, accrued capital expenditures, deferred financing costs, unamortized lease commissions and unamortized lease incentives, have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the related asset or liability. Our advisor have also excluded redeemable common stock as temporary equity does not represent a true liability to us and the shares that this amount represents are included in our total outstanding shares of common stock for purposes of calculating the estimated value per share of our common stock.

Different parties using different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and finance markets.

Limitations of Estimated Value Per Share

As mentioned above, we are providing this estimated value per share to assist broker dealers that participated in our initial public offering in meeting their customer account statement reporting obligations. This valuation was performed in accordance with the provisions of and also to comply with IPA valuation guidelines. The estimated value per share set forth above will first appear on the December 31, 2019 customer account statements that will be mailed in January 2020. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share. The estimated value per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to GAAP.

Accordingly, with respect to the estimated value per share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value per share;

•	a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of its liabilities or a sale of the company;

•	our shares of common stock would trade at the estimated value per share on a national securities exchange;

•	an independent third-party appraiser or other third-party valuation firm would agree with our estimated value per share; or

•	the methodology used to calculate our estimated value per share would be acceptable to FINRA or for compliance with ERISA reporting requirements.

Further, the estimated value per share as of December 17, 2019 is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2019, after giving effect to the Adjustments. As of September 30, 2019, there were 66,124,718 shares issued and outstanding and 3,411,737 potentially dilutive shares due to KBS Capital Advisors LLC, as part of performance fees due upon termination of the advisory agreement. The value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and finance markets. The estimated value per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated value per share does not take into account estimated disposition costs and fees for real estate properties that are not held for sale or under contract for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of debt. The estimated value per share does consider any participation or incentive fees that would be due to our advisor based on our aggregate net asset value, which would be payable in a hypothetical liquidation as of the valuation date in accordance with the terms of our advisory agreement. We currently expects to utilize our advisor and/or an independent valuation firm to update the estimated value per share no later than December 2020.

Historical Estimated Values per Share

The historical reported estimated values per share of our common stock approved by the board of directors are set forth below:

Estimated Value per Share	Effective Date of Valuation	Filing with the Securities and Exchange Commission
$9.91	November 12, 2018	Current Report on Form 8-K, filed November 15, 2018
$11.50	December 7, 2017	Current Report on Form 8-K, filed December 13, 2017
$14.81	December 8, 2016	Current Report on Form 8-K, filed December 15, 2016
$13.44	December 8, 2015	Current Report on Form 8-K, filed December 10, 2015
$12.24	December 9, 2014	Current Report on Form 8-K, filed December 11, 2014
$11.27	March 25, 2014	Current Report on Form 8-K, filed March 27, 2014

Distribution Information

We declare distributions when our board of directors determines we have sufficient cash flow from operations, investment activities and/or strategic financings. We expect to fund distributions from interest and rental income on investments, the maturity, payoff or settlement of those investments and from strategic sales of loans, debt securities, properties and other assets.

As a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. In certain instances, we may sell properties outside of the safe harbor period and still be exempt from the 100% prohibited transaction tax because such properties were not held as “inventory.” Our board of directors intends to declare distributions quarterly based on cash flow from our investments. Our board of directors may also declare distributions to the extent we have asset sales or receipt of principal payments on our real estate-related investment.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Our distribution policy is not to pay distributions from sources other than cash flow from operations, investment activities and strategic financings. However, our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including proceeds from the issuance of securities, third-party borrowings, advances from our advisor or sponsors or from our advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders. Distributions declared during 2019 and 2018, aggregated by quarter, are as follows (dollars in thousands, except per share amounts):

	2019
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$578	$573	$570	$—	$1,721
Total Per Share Distribution	$0.0086	$0.0086	$0.0086	$—	$0.026
Rate Based on Initial Public Offering Purchase Price of $10.00 Per Share	0.09%	0.09%	0.09%	—	0.26%

	2018
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter (1)	Total
Total Distributions Declared	$1,034	$882	$870	$159,908	$162,694
Total Per Share Distribution	$0.016	$0.016	$0.016	$2.950	$2.998
Rate Based on Initial Public Offering Purchase Price of $10.00 Per Share	0.16%	0.16%	0.16%	(1)	(1)

(1)	The only distribution declared during the fourth quarter of 2018 was a special dividend.

The tax composition of our distributions paid during the years ended December 31, 2019 and 2018 was as follows:

	2019	2018
Ordinary Income	—%	—%
Return of Capital	100%	18%
Capital Gain	—%	82%

Total	100%	100%

For more information with respect to our distributions paid, see Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Distributions.”

Unregistered Sales of Equity Securities

During the year ended December 31, 2019, we did not sell any equity securities that were not registered under the Securities Act of 1933, as amended.

Share Redemption Program

We have adopted a share redemption program that may enable stockholders to sell their shares to us in limited circumstances.

Pursuant to the share redemption program there are several limitations on our ability to redeem shares:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), we may not redeem shares until the stockholder has held the shares for one year.

•	During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

•

During any calendar year, we may redeem only the number of shares that we can purchase with the amount of net proceeds from the sale of shares under the our dividend reinvestment plan during the prior calendar year; provided, however, that this limit may be increased or decreased by us upon ten business days’ notice to our stockholders. To the extent that we redeem less than the number of shares that we can purchase in any calendar year with the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year plus any additional funds approved by us, such excess capacity to redeem shares during any calendar year shall be added to our capacity to otherwise redeem shares during the subsequent calendar year. Furthermore, during any calendar year, once we have received requests for redemptions, whether in connection with a stockholder’s death, “qualifying disability or “determination of incompetence”, or otherwise, that if honored, and when combined with all prior redemptions made during the calendar year, would result in the amount of remaining funds available for the redemption of additional shares in such calendar year being $1.0 million or less, the last $1.0 million of available funds shall be reserved exclusively for shares being redeemed in connection with a stockholder’s death, “qualifying disability or “determination of incompetence.” To the extent that, in the last month of any calendar year, the amount of redemption requests in connection with a stockholder’s death, “qualifying disability or “determination of incompetence” is less than the amount of available funds reserved for such redemptions in accordance with the previous sentence, any excess funds may be used to redeem shares not in connection with a stockholder’s death, “qualifying disability or “determination of incompetence” during such month.

•

We may not redeem more than $3.0 million of shares in a given quarter (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”). To the extent that, in a given fiscal quarter, we redeem less than the sum of (a) $3.0 million of shares (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”) and (b) any excess capacity carried over to such fiscal quarter from a prior fiscal quarter as described below, any remaining excess capacity to redeem shares in such fiscal quarter will be added to our capacity to otherwise redeem shares (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”) during succeeding fiscal quarter. We may increase or decrease this limit upon ten business days’ notice to stockholders.

We may amend, suspend or terminate the program upon ten business days’ notice to our stockholders. We may provide notice to our stockholders by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

The proceeds from our dividend reinvestment plan in 2019 were $0.8 million. Therefore, in 2020 we may redeem no more than $0.8 million of shares in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.” To the extent extra capacity is available with respect to redemptions in the last month of 2020, such capacity will be made available for redemption of shares other than in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.”

Effective beginning with the month of February 2020, we have suspended (a) redemptions requested under the share redemption program in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”, until we and POSOR II file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus for the proposed Merger, and (b) all other redemptions under the share redemption program until after the Merger closes.

During the year ended December 31, 2019, we fulfilled redemption requests eligible for redemption under our share redemption program and received in good order and funded redemptions under our share redemption program with the net proceeds from our dividend reinvestment plan and cash on hand. We redeemed shares pursuant to our share redemption program as follows:

Month	Total Number of Shares Redeemed	Average Price Paid Per Share (1)	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2019	—	$—	(2)
February 2019	13,633	$9.91	(2)
March 2019	253,283	$9.49	(2)
April 2019	11,327	$9.91	(2)
May 2019	38,577	$9.91	(2)
June 2019	218,744	$9.42	(2)
July 2019	20,028	$9.91	(2)
August 2019	8,567	$9.91	(2)
September 2019	215,486	$9.42	(2)
October 2019	43,240	$9.91	(2)
November 2019	15,662	$9.91	(2)
December 2019	198,740	$10.10	(2)

Total	1,037,287

(1)

On December 17, 2019, our board of directors approved an estimated value per share of our common stock of $10.63. The change in the redemption price became effective for the December 2019 redemption date and is effective until the estimated value per share is updated. We expect to update our estimated value per share no later than December 2020.

(2)

We limit the dollar value of shares that may be redeemed under the program as described above. During the year ended December 31, 2019, we redeemed $10.0 million of common stock under the program, which represented all redemption requests received in good order and eligible for redemption through the December 2019 redemption date, except for the $58.7 million of shares in connection with redemption requests not made upon a stockholder’s death, “qualifying disability” or “determination of incompetence,” which redemption requests will be fulfilled subject to the limitations described above. Based on the Eleventh SRP, we have $0.8 million available for redemptions during 2020, subject to the limitations described above. To the extent extra capacity is available with respect to redemptions in the last month of 2020, such capacity will be made available for redemption of shares other than in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.”

In addition to the redemptions under the share redemption program described above, during the year ended December 31, 2019, we repurchased an additional 3,057 shares of our common stock at $9.41 per share for an aggregate price of $29,000.

ITEM 6.	SELECTED FINANCIAL DATA

The following selected financial data as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 should be read in conjunction with the accompanying consolidated financial statements and related notes thereto and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

	As of December 31,
	2019	2018	2017	2016	2015
Balance sheet data
Total real estate and real estate-related investments, net	$840,918	$765,855	$640,681	$1,111,714	$850,364
Total assets	1,041,242	1,004,989	1,101,574	1,310,116	1,004,214
Total notes and bonds payable, net	673,663	655,472	603,043	950,624	547,323
Total liabilities	736,757	711,025	836,073	1,014,566	585,565
Redeemable common stock	—	—	4,518	—	9,859
Mezzanine equity	27,097	—	—	—	—
Total equity (1)	277,388	293,964	260,983	295,550	408,790

	For the Years Ended December 31,
	2019	2018	2017	2016	2015
Operating data
Total revenues	$93,158	$95,787	$140,714	$134,244	$112,128
(Loss) income from continuing operations attributable to common stockholders	(17,282)	33,546	210,644	(28,918)	2,444
(Loss) income from continuing operations per common share – basic and diluted	$(0.26)	$0.57	$3.77	$(0.50)	$0.04
Net (loss) income attributable to common stockholders	(17,282)	33,546	210,644	(28,918)	2,444
Net (loss) income per common share – basic and diluted	$(0.26)	$0.57	$3.77	$(0.50)	$0.04

Other data
Cash flows (used in) provided by operating activities	$(4,156)	$2,143	$13,432	$26,656	$25,855
Cash flows (used in) provided by investing activities	(31,013)	(89,061)	673,323	(306,495)	6,758
Cash flows (used in) provided by financing activities	(41,555)	(126,875)	(374,634)	311,875	(25,083)
Distributions declared	$1,721	$162,694	$203,809	$21,844	$22,280
Distributions declared per common share (2)	0.03	3.00	3.89	0.38	0.38
Weighted-average number of common shares outstanding, basic and diluted	66,443,585	58,738,732	55,829,708	58,273,335	59,656,667

(1)

Upon adoption of ASU No. 2016-01 on January 1, 2018, we recorded a $25.1 million cumulative effect adjustment to retained earnings related to the unrealized gain on real estate equity securities previously reported in accumulated other comprehensive income prior to January 1, 2018. Additionally, as a result of the adoption of ASC 610-20 on January 1, 2018, we recorded a cumulative effect adjustment to increase retained earnings by $2.5 million to recognize the deferred gain from the sale of 102 developable acres at Park Highlands that closed on May 1, 2017, as control of the sold acres had transferred to the buyers at closing.

(2)

During 2015, 2016, and the first, second and third quarters of 2017, 2018 and 2019 our board of directors declared distributions on a quarterly basis based on our income, cash flow and investing and financing activities. Investors could choose to receive cash distributions or purchase additional shares under the dividend reinvestment plan. During the fourth quarter of 2017, a special dividend was declared based on the sale of the Singapore Portfolio. During the fourth quarter of 2018, the Special Dividend was declared primarily in connection with a deemed sale of land to a taxable REIT subsidiary, which triggered a significant amount of capital gain in 2018.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” above and our accompanying consolidated financial statements and the notes thereto. Also, see “Forward-Looking Statements” preceding Part I of this Annual Report on Form 10-K.

Overview

We were formed on October 8, 2008 as a Maryland corporation, elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010 and intend to operate in such manner. KBS Capital Advisors LLC (“KBS Capital Advisors”) was our advisor since inception through October 31, 2019. On October 31, 2019, KBS Capital Advisors ceased to serve as our advisor or have any advisory responsibility to us immediately following the filing of our Quarterly Report on Form 10-Q for the period ending September 30, 2019 with the SEC, which was filed on November 8, 2019. On November 1, 2019, we entered into a new advisory agreement with Pacific Oak Capital Advisors, LLC (“Pacific Oak Capital Advisors”). The new advisory agreement is effective as of November 1, 2019 through November 1, 2020; however we may terminate the advisory agreement without cause or penalty upon providing 30 days’ written notice and Pacific Oak Capital Advisors may terminate the advisory agreement without cause or penalty upon providing 90 days’ written notice.

As our advisor, Pacific Oak Capital Advisors manages our day-to-day operations and our portfolio of investments. Pacific Oak Capital Advisors also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. Pacific Oak Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf. We have sought to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We conduct our business primarily through our operating partnership, of which we are the sole general partner.

On January 8, 2009, we filed a registration statement on Form S-11 with the SEC to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public, of which 100,000,000 shares were registered in our primary offering and 40,000,000 shares were registered under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on November 14, 2012. We sold 56,584,976 shares of common stock in the primary offering for gross offering proceeds of $561.7 million. We continue to offer shares of common stock under the dividend reinvestment plan. As of December 31, 2019, we had sold 6,827,324 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $76.3 million. Also as of December 31, 2019, we had redeemed 23,819,074 of the shares sold in our offering for $285.4 million. As of December 31, 2019, we had issued 25,976,746 shares of common stock in connection with special dividends. Additionally, on December 29, 2011 and October 23, 2012, we issued 220,994 shares and 55,249 shares of common stock, respectively, for $2.0 million and $0.5 million, respectively, in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On March 2, 2016, Pacific Oak Strategic Opportunity BVI, our wholly owned subsidiary, filed a final prospectus with the Israel Securities Authority for a proposed offering of up to 1,000,000,000 Israeli new Shekels of the Debentures at an annual interest rate not to exceed 4.25%. On March 1, 2016, Pacific Oak Strategic Opportunity BVI commenced the institutional tender of the Debentures and accepted application for 842.5 million Israeli new Shekels. On March 7, 2016, Pacific Oak Strategic Opportunity BVI commenced the public tender of the Debentures and accepted 127.7 million Israeli new Shekels. In the aggregate, Pacific Oak Strategic Opportunity BVI accepted 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in both the institutional and public tenders at an annual interest rate of 4.25%. Pacific Oak Strategic Opportunity BVI issued the Debentures on March 8, 2016. The terms of the Debentures require five equal principal installment payments annually on March 1st of each year from 2019 to 2023.

As of December 31, 2019, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property and three investments in undeveloped land with approximately 1,000 developable acres, one residential home portfolio consisting of 993 single-family homes and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities.

On January 22, 2020, we filed a registration statement on Form S-11 with the SEC to offer up to $1 billion in additional shares of our common stock. This new registration statement contemplates a proposed conversion of our company to a perpetual-life net asset value or “NAV” REIT that offers and sells shares of our common stock continuously through a number of distribution channels in ongoing public offerings, and seeks to provide increased liquidity to current and future stockholders through an expansion of our current share redemption program. See “Proposed NAV REIT Conversion” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

On February 19, 2020, we, Pacific Oak SOR II, LLC, an indirect subsidiary of ours (“Merger Sub”), and Pacific Oak Strategic Opportunity REIT II, Inc. (“POSOR II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, POSOR II will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of ours. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of POSOR II shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of POSOR II’s common stock (or a fraction thereof), $0.01 par value per share, will be converted into the right to receive 0.9643 shares of our common stock, par value $0.01 per share. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. See “Proposed Merger” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

Market Outlook – Real Estate and Real Estate Finance Markets

Volatility in global financial markets and changing political environments can cause fluctuations in the performance of the U.S. commercial real estate markets. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in decreases in cash flows from investment properties. Increases in the cost of financing due to higher interest rates may cause difficulty in refinancing debt obligations prior to or at maturity or at terms as favorable as the terms of existing indebtedness. Further, increases in interest rates would increase the amount of our debt payments on our variable rate debt to the extent the interest rates on such debt are not limited by interest rate caps. Market conditions can change quickly, potentially negatively impacting the value of real estate investments. Management continuously reviews our investment and debt financing strategies to optimize our portfolio and the cost of our debt exposure. The recent global outbreak of COVID-19 (more commonly known as the Coronavirus) has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain.

Liquidity and Capital Resources

Our principal demand for funds during the short and long-term is and will be for the acquisition of real estate and real estate-related investments, payment of operating expenses, capital expenditures and general and administrative expenses, payments under debt obligations, redemptions and purchases of our common stock and payments of distributions to stockholders. To date, we have had six primary sources of capital for meeting our cash requirements:

•	Proceeds from the primary portion of our initial public offering;

•	Proceeds from our dividend reinvestment plan;

•	Proceeds from our public bond offering in Israel;

•	Debt financing;

•	Proceeds from the sale of real estate and the repayment of real estate-related investments; and

•	Cash flow generated by our real estate and real estate-related investments.

We sold 56,584,976 shares of common stock in the primary portion of our initial public offering for gross offering proceeds of $561.7 million. We ceased offering shares in the primary portion of our initial public offering on November 14, 2012. We continue to offer shares of common stock under the dividend reinvestment plan. As of December 31, 2019, we had sold 6,827,324 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $76.3 million. To date, we have invested all of the net proceeds from our initial public offering in real estate and real estate-related investments. We intend to use our cash on hand, proceeds from asset sales, proceeds from debt financing, cash flow generated by our real estate operations and real estate-related investments and proceeds from our dividend reinvestment plan as our primary sources of immediate and long-term liquidity.

Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures and corporate general and administrative expenses. Cash flow from operations from our real estate investments is primarily dependent upon the occupancy levels of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2019, our office properties were collectively 79% occupied, our residential home portfolio was 89% occupied and our apartment property was 85% occupied.

Investments in real estate equity securities generate cash flow in the form of dividend income, which is reduced by asset management fees. As of December 31, 2019, we had three investments in real estate equity securities outstanding with a total carrying value of $81.4 million.

Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expenses for the four fiscal quarters ended December 31, 2019 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified given that we chose to terminate our advisory agreement with our prior external advisor and were contractually obligated to pay them a performance fee due upon termination.

For the year ended December 31, 2019, our cash needs for capital expenditures, redemptions of common stock and debt servicing were met with proceeds from dispositions of real estate and undeveloped land, proceeds from debt financing, proceeds from our dividend reinvestment plan and cash on hand. Operating cash needs during the same period were met through cash flow generated by our real estate and real estate-related investments and cash on hand. As of December 31, 2019, we had outstanding debt obligations in the aggregate principal amount of $678.1 million, with a weighted-average remaining term of 2.1 years. As of December 31, 2019, we had a total of $137.7 million of debt obligations scheduled to mature within 12 months of that date. We plan to exercise our extension options available under our loan agreements or pay down or refinance the related notes payable prior to their maturity dates.

We have elected to be taxed as a REIT and intend to operate as a REIT. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

Cash Flows from Operating Activities

As of December 31, 2019, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property, three investments in undeveloped land with approximately 1,000 developable acres, one residential home portfolio and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities. During the year ended December 31, 2019, net cash used in operating activities was $4.2 million. We expect that our cash flows from operating activities will increase in future periods as a result of owning assets acquired during 2019 for an entire period, leasing additional space that is currently unoccupied and anticipated future acquisitions of real estate and real estate-related investments. However, our cash flows from operating activities may decrease to the extent that we dispose of additional assets.

Cash Flows from Investing Activities

Net cash used in investing activities was $31.0 million for the year ended December 31, 2019 and primarily consisted of the following:

•	Proceeds from the sale of one office building, one retail property and one apartment of $141.5 million;

•	Acquisitions of one office properties for $90.3 million;

•	Acquisitions of one residential home portfolio for $46.9 million;

•	Improvements to real estate of $32.5 million;

•	Contribution to an unconsolidated joint venture of $31.8 million;

•	Proceeds from the sale of real estate equity securities of $28.0 million;

•	Investment in real estate equity securities of $15.2 million;

•	Distribution of capital from an unconsolidated entities of $8.1 million; and

•	Proceeds from the principal repayment on real estate debt securities of $7.8 million.

Cash Flows from Financing Activities

Net cash used in financing activities was $41.6 million for the year ended December 31, 2019 and consisted primarily of the following:

•

$43.4 million of net cash used in debt and other financings as a result of proceeds from notes payable of $84.3 million, partially offset by principal payments on notes and bonds payable of $126.6 million and payments of deferred financing costs of $1.1 million;

•	$15.0 million of proceeds for issuance of noncontrolling preferred stock.

•	$10.0 million of cash used for redemptions of common stock;

•	$3.9 million of distributions to noncontrolling interests; and

•	$0.9 million of net cash distributions to stockholders, after giving effect to distributions reinvested by stockholders of $0.8 million.

In order to execute our investment strategy, we utilize secured debt and we may, to the extent available, utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2019, our borrowings and other liabilities were both approximately 68% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

In March 2016, we, through a wholly-owned subsidiary, issued 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in 4.25% bonds to investors in Israel pursuant to a public offering registered in Israel. The bonds have a seven year term, with principal payable in five equal annual installments from 2019 to 2023. On March 1, 2019, we paid the first principal installment payment of 194.0 million Israeli new Shekels (approximately $53.6 million as of March 1, 2019). We have used the proceeds from the issuance of these bonds to make additional investments.

In addition to making investments in accordance with our investment objectives, we use or have used our capital resources to make certain payments to our advisor and our dealer manager. During our offering stage, these payments included payments to our dealer manager for selling commissions and dealer manager fees related to sales in our primary offering and payments to our dealer manager and our advisor for reimbursement of certain organization and other offering expenses related both to the primary offering and the dividend reinvestment plan. During our acquisition and development stage, we expect to continue to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us as well as for any dispositions of assets (including the discounted payoff of non-performing loans).

The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our conflicts committee.

Among the fees payable to our advisor is an asset management fee. With respect to investments in loans and any investments other than real property, the asset management fee is a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment, inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the fees and expenses related to the acquisition or funding of such investment, as of the time of calculation. With respect to investments in real property, the asset management fee is a monthly fee equal to one-twelfth of 0.75% of the sum of the amount paid or allocated to acquire the investment, plus the cost of any subsequent development, construction or improvements to the property, and inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment, inclusive of our proportionate share of any fees and expenses related thereto.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2019 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	2020	2020-2021	2022-2023	Thereafter
Outstanding debt obligations (1)	$678,080	$137,958	$356,950	$116,402	$66,770
Interest payments on outstanding debt obligations (2)	56,337	21,913	22,568	7,323	4,533

(1)	Amounts include principal payments only.

(2)

Projected interest payments are based on the outstanding principal amounts, maturity dates, foreign currency rates and interest rates in effect at December 31, 2019. We incurred interest expense of $27.9 million, excluding amortization of deferred financing costs of $3.6 million and unrealized losses on interest rate caps of $0.1 million and including interest capitalized of $2.7 million, for the year ended December 31, 2019.

Subordinated Performance Fee Due Upon Termination

We and KBS Capital Advisors agreed to terminate our advisory agreement effective October 31, 2019. In connection with that agreement, we agreed to pay KBS Capital Advisors a subordinated performance fee due upon termination in the form of restricted shares of our common stock (“Restricted Shares”), to be paid to KBS Capital Advisors upon the filing of this Annual Report on Form 10-K. The number of restricted shares to be awarded has been set at 3,411,737 shares. This termination payout value to KBS Capital Advisors (the “KBS Termination Fee Value”) was determined based on our performance from inception through September 30, 2018. In other words, it was based on our participation fee potential liability to KBS Capital Advisors calculated with respect to the November 12, 2018 estimated value per share. As a result, when we hired Pacific Oak Capital Advisors as our new advisor on November 1, 2019, we agreed to a participation fee that was based on our performance from September 30, 2018. The Restricted Shares vest on November 1, 2021. Within 60 days from vesting of the Restricted Shares, we will redeem 50% of the Restricted Shares, with the amount of the cash payment per share determined based on the then most recent net asset value of the shares (which shall not be more than six months old). The remaining vested Restricted Shares (the “Remaining Shares”) shall not be eligible for redemption under our share redemption program unless we have satisfied all outstanding redemption requests from other stockholders, provided that (a) this restriction may be waived in certain situations, such as upon a change of control of our company and (b) notwithstanding the foregoing, within 60 days after November 1, 2024, we shall be required to redeem any Remaining Shares, separate and outside of any general stockholder share redemption program, at the then most recent net asset value per share (which shall not be more than six months old), provided that such outstanding shares are owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, and provided further that pursuant to this clause (b) we will only be required to redeem that number Remaining Shares which, when added to any previously redeemed Remaining Shares owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, does not exceed two-thirds of the total number of Remaining Shares.

Results of Operations

Overview

As of December 31, 2018, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one retail property, two apartment properties (of which one apartment property was held for sale) and three investments in undeveloped land with approximately 1,000 developable acres and owned three investments in unconsolidated joint ventures, an investment in real estate debt securities and three investments in real estate equity securities. As of December 31, 2019, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property, one residential home portfolio consisting of 993 single-family homes and three investments in undeveloped land with approximately 1,000 developable acres and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities. Our results of operations for the year ended December 31, 2019 may not be indicative of those in future periods due to acquisition and disposition activities. Additionally, the occupancy in our properties has not been stabilized. As of December 31, 2019, our office properties were collectively 79% occupied, our residential home portfolio was 89% occupied and our apartment property was 85% occupied. However, due to the amount of near-term lease expirations, we do not put significant emphasis on annual changes in occupancy (positive or negative) in the short run. Our underwriting and valuations are generally more sensitive to “terminal values” that may be realized upon the disposition of the assets in the portfolio and less sensitive to ongoing cash flows generated by the portfolio in the years leading up to an eventual sale. There are no guarantees that occupancies of our assets will increase, or that we will recognize a gain on the sale of our assets. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of leasing additional space and acquiring additional assets but decrease due to disposition activity.

Comparison of the year ended December 31, 2019 versus the year ended December 31, 2018

	For the Years Ended December 31,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions/ Originations/ Dispositions (1)	$ Change Due to Investments Held Throughout Both Periods (2)
	2019	2018
Rental income	$81,363	$82,746	$(1,383)	(2)%	$(3,173)	$1,790
Other operating income	5,327	5,021	306	6%	258	48
Interest income from real estate debt securities	369	2,018	(1,649)	(82)%	(1,648)	(1)
Dividend income from real estate equity securities	6,099	6,002	97	2%	97	—
Operating, maintenance, and management costs	29,294	29,110	184	1%	(604)	788
Real estate taxes and insurance	12,631	11,762	869	7%	575	294
Asset management fees to affiliate	8,158	8,525	(367)	(4)%	(4)	(363)
General and administrative expenses	7,456	7,784	(328)	(4)%	n/a	n/a
Foreign currency transaction loss (gain), net	12,498	(10,141)	22,639	(223)%	n/a	n/a
Depreciation and amortization	34,004	35,006	(1,002)	(3)%	(1,621)	619
Interest expense	28,849	31,054	(2,205)	(7)%	(1,081)	(1,124)
Income from NIP	—	428	(428)	(100)%	—	(428)
Equity in income (loss) of unconsolidated entities	6,621	(9,830)	16,451	(167)%	—	16,451
Other interest income	2,120	1,884	236	13%	(5)	241
Gain (loss) on real estate equity securities	20,379	(19,010)	39,389	(207)%	39,389	n/a
Gain on sale of real estate	34,077	80,594	(46,517)	(58)%	(46,517)	—
Loss on extinguishment of debt	(1,106)	(493)	(613)	124%	(613)	—
Transaction and related costs	(4,462)	—	(4,462)	100%	(4,462)	n/a
Subordinated performance fee due upon termination to affiliate	(32,640)	—	(32,640)	100%	n/a	n/a

(1)

Represents the dollar amount increase (decrease) for the year ended December 31, 2019 compared to the year ended December 31, 2018 related to real estate and real estate related investments acquired, repaid or disposed on or after January 1, 2018.

(2)

Represents the dollar amount increase (decrease) for the year ended December 31, 2019 compared to the year ended December 31, 2018 with respect to real estate and real estate-related investments owned by us during the entirety of both periods presented.

Rental income decreased from $82.7 million for the year ended December 31, 2018 to $81.4 million for the year ended December 31, 2019, primarily as a result of properties disposed in 2018 and 2019, partially offset by properties acquired in 2018 and 2019 and an overall increase in rental rates related to properties held throughout both periods. The occupancy of our office properties, collectively, held throughout both periods increased from 71% as of December 31, 2018 to 78% as of December 31, 2019. The occupancy of our apartment property held throughout both periods decreased from 95% as of December 31, 2018 to 85% as of December 31, 2019. Annualized base rent per square foot related to properties (excluding apartments) held throughout both periods increased from $20.88 as of December 31, 2018 to $22.80 as of December 31, 2019. We expect rental income to increase in future periods as a result of owning the properties acquired during 2019 for an entire period, leasing additional space and to the extent we acquire additional properties, but to decrease to the extent we dispose of properties.

Other operating income increased from $5.0 million for the year ended December 31, 2018 to $5.3 million for the year ended December 31, 2019, primarily as a result of properties acquired in 2018 and 2019, partially offset by properties disposed in 2018 and 2019. We expect other operating income to increase in future periods as a result of owning the property acquired during 2019 for an entire period, leasing additional space, increases in parking income as we stabilize properties and to the extent we acquire additional properties, but to decrease to the extent we dispose of properties.

Interest income from real estate debt securities decreased from $2.0 million during the year ended December 31, 2018 to $0.4 million for the year ended December 31, 2019, primarily as a result of the redemption of real estate debt securities on March 20, 2019.

Dividend income from real estate equity securities increased slightly from $6.0 million during the year ended December 31, 2018 to $6.1 million for the year ended December 31, 2019, primarily as a result of the timing of the Keppel Pacific Oak US REIT (the “SREIT”) dividends declared in 2019 and additional real estate equity securities acquired in 2018 and 2019, partially offset by the sale of real estate equity securities in 2018 and 2019. We expect dividend income from real estate equity securities to vary in future periods as a result of the timing of dividends declared and investment activity.

Property operating costs and real estate taxes and insurance increased from $29.1 million and $11.8 million, respectively, for the year ended December 31, 2018 to $29.3 million and $12.6 million, respectively, for the year ended December 31, 2019, primarily as a result of properties acquired in 2018 and 2019, partially offset by properties disposed in 2018 and 2019. We expect property operating costs and real estate taxes and insurance to increase in future periods as a result of owning the property acquired during 2019 for an entire period, to the extent we acquire additional properties, increasing occupancy of our real estate assets and general inflation, but to decrease to the extent we dispose of properties.

Asset management fees decreased from $8.5 million for the year ended December 31, 2018 to $8.2 million for the year ended December 31, 2019, primarily as a result of properties disposed in 2018 and 2019, partially offset by properties acquired in 2018 and 2019. We expect asset management fees to increase in future periods as a result of owning the property acquired during 2019 for an entire period and capital expenditures and to the extent we acquire additional properties, but to decrease to the extent we dispose of properties. As of December 31, 2019, $1.3 million of asset managements were payable to our advisor.

General and administrative expenses decreased from $7.8 million for the year ended December 31, 2018 to $7.5 million for the year ended December 31, 2019, primarily due to decreased legal expenses incurred to evaluate certain strategic transactions. We expect general and administrative expenses to fluctuate in future periods based on investment and disposition activity as well as costs incurred to evaluate strategic transactions.

We recognized $10.1 million of foreign currency transaction gain, net, for the year ended December 31, 2018 and $12.5 million of foreign currency transaction loss, net, for the year ended December 31, 2019 related to the issuance of Series A debentures in Israel. These debentures are denominated in Israeli new Shekels and we expect to recognize foreign transaction gains and losses based on changes in foreign currency exchange rates, but expect our exposure to be limited to the extent that we have entered into foreign currency options and foreign currency collars. During the year ended December 31, 2018, we recognized a $8.7 million loss related to the foreign currency option and collars, which is shown net against $18.8 million of foreign currency transaction gain in the accompanying consolidated statements of operations as foreign currency transaction gain, net. During the year ended December 31, 2019, we recognized a $4.2 million gain related to the foreign currency option and collars, which is shown net against $16.7 million of foreign currency transaction loss in the accompanying consolidated statements of operations as foreign currency transaction loss, net. As of December 31, 2019, we had entered into one foreign currency collar to hedge against a change in the exchange rate of the Israeli new Shekel versus the U.S. Dollar. The foreign currency collar and had an aggregate Israeli new Shekels notional amount of 776.2 million and expired in February 2020.

Depreciation and amortization decreased from $35.0 million for the year ended December 31, 2018 to $34.0 million for the year ended December 31, 2019, primarily as a result of properties disposed in 2018 and 2019, partially offset by properties acquired in 2018 and 2019. We expect depreciation and amortization to increase in future periods as a result of owning the property acquired during 2019 for an entire period and to the extent we acquire additional properties, but to decrease as a result of amortization of tenant origination costs related to lease expirations and disposition of properties.

Interest expense decreased from $31.1 million for the year ended December 31, 2018 to $28.8 million for the year ended December 31, 2019, primarily as a result of the paydown of debt on properties disposed in 2018 and 2019 and the March 1, 2019 Debentures principal installment payment of 194.0 million Israeli new Shekels (approximately $53.6 million as of March 1, 2019), partially offset by increased borrowings related to properties acquired in 2018 and 2019. Excluded from interest expense was $2.7 million and $2.6 million of interest capitalized to our investments in undeveloped land during the year ended December 31, 2019 and 2018, respectively. Our interest expense in future periods will vary based on interest rate fluctuations, the amount of interest capitalized and our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives and will decrease to the extent we dispose of properties and paydown debt, including annual principal installment payments on the Debentures.

During the year ended December 31, 2019, we received a distribution of $0.3 million related to our investment in the NIP Joint Venture. We recognized $0.3 million of return of capital from the NIP Joint Venture. During the year ended December 31, 2018, we received a distribution of $2.6 million related to our investment in the NIP Joint Venture consisting of $0.4 million of income distributions and $2.2 million of return of capital from the NIP Joint Venture primarily from sale proceeds of its real asset assets.

Equity in loss of unconsolidated joint ventures was $9.8 million for the year ended December 31, 2018. Equity in income of unconsolidated joint ventures was $6.6 million for the year ended December 31, 2019, primarily as a result of a $7.8 million distribution from the 110 William Joint Venture funded with proceeds from the 110 William refinancing. During the year ended December 31, 2019, we recorded $7.5 million equity in income from the 110 William Joint Venture, which includes a $7.8 million gain related to a distribution received, net of our share of net losses of $0.3 million. We will not record any subsequent equity in income for the 110 William Joint Venture until subsequent equity in income equals the gain recorded. Equity in loss of unconsolidated joint ventures related to the 353 Sacramento Joint Venture decreased from a loss of $3.0 million during the year ended December 31, 2018 to a loss of $0.9 million during the year ended December 31, 2019, primarily due to an increase in occupancy.

Other interest income increased from $1.9 million for the year ended December 31, 2018 to $2.1 million for the year ended December 31, 2019, primarily as a result of increased dividends from money market mutual funds due to our increased investment balance in these funds.

Loss on real estate equity securities was $19.0 million for the year ended December 31, 2018, which was made up of $18.2 million unrealized loss on real estate securities held at December 31, 2018 and a $0.8 million realized loss on real estate securities sold during the year ended December 31, 2018. Gain on real estate equity securities was $20.4 million for the year ended December 31, 2019, which was composed of $16.2 million unrealized gain on real estate securities held at December 31, 2019 and a $4.2 million realized gain on real estate securities sold during the year ended December 31, 2019. We expect gain (loss) on real estate equity securities to fluctuate in future periods as a result of changes in share prices of our investments in real estate equity securities.

During the year ended December 31, 2018, we sold one office building, one office/flex/industrial portfolio consisting of 21 buildings and 124 acres of undeveloped land that resulted in a gain on sale of $80.6 million, which is net of deferred profit of $1.4 million related to proceeds received from the purchaser for the value of land that was contributed to a master association that we consolidated. During the year ended December 31, 2019, we sold one office building, one retail property and one apartment property that resulted in a gain on sale of $34.1 million.

During the year ended December 31, 2018, we recognized loss on extinguishment of debt of $0.5 million related to debt repayments in connection with real estate dispositions. During the year ended December 31, 2019, we recognized loss on extinguishment of debt of $1.1 million related to debt repayments in connection with real estate dispositions.

During the year ended December 31, 2019, we recognized $4.5 million of transaction and related costs, which includes $2.4 million of severance costs and a $1.2 million of acquisition fee to affiliate, in connection with the business combination of a residential home portfolio.

During the year ended December 31, 2019, we terminated our advisory agreement with KBS Capital Advisors LLC and award 3,411,737 restricted shares to KBS Capital Advisors, LLC. As a result, we recognized $32.6 million related to the subordinated performance fee due to KBS Capital Advisors LLC.

For a discussion of the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 8, 2019 and is incorporated herein by reference.

Funds from Operations, Modified Funds from Operations and Adjusted Modified Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. In addition, we elected the option to exclude mark-to-market changes in value recognized on equity securities in the calculation of FFO. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses (to the extent that such fees and expenses have been recorded as operating expenses); adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above- and below-market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Institute for Portfolio Alternatives (“IPA”) in November 2010 as interpreted by management. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.

In addition, our management uses an adjusted MFFO (“Adjusted MFFO”) as an indicator of our ongoing performance, as well as our dividend sustainability. Adjusted MFFO provides adjustments to reduce MFFO related to operating expenses that are capitalized with respect to certain of our investments in undeveloped land and to increase MFFO related to subordinated performance fee due upon termination to affiliate.

We believe that MFFO and Adjusted MFFO are helpful as measures of ongoing operating performance because they exclude costs that management considers more reflective of investing activities and other non-operating items included in FFO. Management believes that excluding acquisition costs, prior to our early adoption of ASU No. 2017-01 on January 1, 2017, from MFFO and Adjusted MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage. MFFO and Adjusted MFFO also exclude non-cash items such as straight-line rental revenue. Additionally, we believe that MFFO and Adjusted MFFO provide investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance. MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies. MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.

FFO, MFFO and Adjusted MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO, MFFO and Adjusted MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO, MFFO and Adjusted MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO, MFFO and Adjusted MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO, MFFO and Adjusted MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.

Although MFFO includes other adjustments, the exclusion of straight-line rent, the amortization of above- and below-market leases, the amortization of discounts and closing costs, acquisition fees and expenses (as applicable), mark to market foreign currency transaction adjustments, extinguishment of debt and other-than-temporary impairment of debt securities are the most significant adjustments for the periods presented. We have excluded these items based on the following economic considerations:

•

Adjustments for straight-line rent. These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease. We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, while also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we expect to receive in a future period or rent that was received in a prior period;

•

Amortization of above- and below-market leases. Similar to depreciation and amortization of real estate assets and lease related costs that are excluded from FFO, GAAP implicitly assumes that the value of intangible lease assets and liabilities diminishes predictably over time and requires that these charges be recognized currently in revenue. Since market lease rates in the aggregate have historically risen or fallen with local market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate;

•

Amortization of discounts and closing costs. Discounts and closing costs related to debt investments are amortized over the term of the loan as an adjustment to interest income. This application results in income recognition that is different than the underlying contractual terms of the debt investments. We have excluded the amortization of discounts and closing costs related to our debt investments in our calculation of MFFO to more appropriately reflect the economic impact of our debt investments, as discounts will not be economically recognized until the loan is repaid and closing costs are essentially the same as acquisition fees and expenses on real estate (discussed below). We believe excluding these items provides investors with a useful supplemental metric that directly addresses core operating performance;

•

Transaction and related costs. Transaction and related costs related to business combinations are expensed when incurred. We exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis. We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance;

•

Mark-to-market foreign currency transaction adjustments. The U.S. Dollar is our functional currency. Transactions denominated in currency other than our functional currency are recorded upon initial recognition at the exchange rate on the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are remeasured at each reporting date into the foreign currency at the exchange rate on that date. In addition, we have entered into foreign currency collars and foreign currency options that results in a foreign currency transaction adjustment. These amounts can increase or reduce net income. We exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis;

•

Loss on extinguishment of debt. A loss on extinguishment of debt, which includes prepayment fees related to the extinguishment of debt, represents the difference between the carrying value of any consideration transferred to the lender in return for the extinguishment of a debt and the net carrying value of the debt at the time of settlement. We have excluded the loss from extinguishment of debt in our calculation of MFFO because these losses do not impact the current operating performance of our investments and do not provide an indication of future operating performance; and

•

Other-than-temporary impairment of debt securities. An impairment charge on real estate debt securities represents a write-down of the carrying value of the real estate debt securities to reflect the current valuation of the asset. Although these losses are included in the calculation of net income (loss), we have excluded other-than-temporary impairment of debt securities in our calculation of MFFO because these losses do not impact the current operating performance of our investments.

Adjusted MFFO includes adjustments to reduce MFFO related to real estate taxes, property insurance and financing costs which are capitalized with respect to certain of our investments in undeveloped land. We have included adjustments for the costs incurred necessary to bring these investments to their intended use, as these costs are recurring operating costs that are capitalized in accordance with GAAP and not reflected in our net income (loss), FFO and MFFO.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculations of MFFO and Adjusted MFFO, for the years ended December 31, 2019, 2018 and 2017 (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Year Ended December 31,
	2019	2018	2017
Net (loss) income attributable to common stockholders	$(17,282)	$33,546	$210,644
Depreciation of real estate assets	19,728	19,209	31,761
Amortization of lease-related costs	14,276	15,797	21,685
Gain on sale of real estate (1)	(34,077)	(80,594)	(255,935)
Gain (loss) on real estate equity securities	(20,379)	19,010	—
Adjustments for noncontrolling interests – consolidated entities (2)	2,054	(480)	(495)
Adjustments for investments in unconsolidated entities (3)	(3,126)	12,523	11,842

FFO attributable to common stockholders (4)	(38,806)	19,011	19,502
Straight-line rent and amortization of above- and below-market leases	(5,169)	(5,740)	(4,991)
Amortization of discounts and closing costs	(12)	(108)	(565)
Transaction and related costs	4,462	—	—
Amortization of net premium/discount on bond and notes payable	99	61	49
Loss on extinguishment of debt	1,106	493	478
Unrealized loss on interest rate caps	50	142	105
Mark-to-market foreign currency transaction (gain) loss, net	12,498	(10,141)	15,298
Other-than-temporary impairment of debt securities	—	2,500	—
Adjustments for noncontrolling interests – consolidated entities (2)	(80)	(19)	(35)
Adjustments for investments in unconsolidated entities (3)	(5,601)	(2,296)	(3,521)

MFFO attributable to common stockholders (4)	(31,453)	3,903	26,320

Other capitalized operating expenses (5)	(3,107)	(2,866)	(2,692)
Casualty loss	506	—	—
Subordinated performance fee due upon termination to affiliate	32,640	—	—
Adjustments for noncontrolling interests – consolidated entities (2)	(51)	—	—

Adjusted MFFO attributable to common stockholders	$(1,465)	$1,037	$23,628

(1)	Reflects an adjustment to eliminate gain on sale of real estate, which includes undepreciated land sales.
(2)	Reflects adjustments to eliminate the noncontrolling interest holders’ share of the adjustments to convert our net income (loss) attributable to common stockholders to FFO, MFFO and Adjusted MFFO.
(3)

Reflects adjustments to add back our noncontrolling interest share of the adjustments to convert our net income (loss) attributable to common stockholders to FFO, MFFO and Adjusted MFFO for our equity investments in unconsolidated joint ventures.

(4)	FFO and MFFO includes $32.6 million of termination fees for the year ended December 31, 2019.
(5)

Reflects real estate taxes, property insurance and financing costs that are capitalized with respect to certain of our investments in undeveloped land. During the periods in which we are incurring costs necessary to bring these investments to their intended use, certain normal recurring operating costs are capitalized in accordance with GAAP and not reflected in our net income (loss), FFO and MFFO.

FFO, MFFO and Adjusted MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, MFFO and Adjusted MFFO, such as tenant improvements, building improvements and deferred leasing costs. We expect FFO, MFFO and Adjusted MFFO to improve in future periods to the extent that we continue to lease up vacant space and acquire additional assets. We expect FFO, MFFO and Adjusted MFFO to decrease as a result of dispositions.

Distributions

Distributions declared, distributions paid and cash flows provided by operations were as follows during 2019 (in thousands, except per share amounts):

	Distribution Declared	Distributions Declared Per Share	Distributions Paid			Cash Flows (Used in) Provided by Operations
Period			Cash	Reinvested	Total
First Quarter 2019	$578	$0.0086	$292	$286	$578	$(7,573)
Second Quarter 2019	573	0.0086	295	278	573	4,159
Third Quarter 2019	570	0.0086	299	271	570	1,270
Fourth Quarter 2019	—	—	—	—	—	(2,012)

	$1,721	$0.0258	$886	$835	$1,721	$(4,156)

On March 7, 2019, our board of directors authorized a distribution in the amount of $0.00860000 per share of common stock to stockholders of record as of the close of business on March 14, 2019. We paid this distribution on March 19, 2019 and this was the only distribution declared during the first quarter of 2019.

On May 13, 2019, our board of directors authorized a distribution in the amount of $0.00860000 per share of common stock to stockholders of record as of the close of business on June 14, 2019. We paid this distribution on June 19, 2019 and this was the only distribution declared during the second quarter of 2019.

On August 8, 2019, our board of directors authorized a distribution in the amount of $0.00860000 per share of common stock to stockholders of record as of the close of business on September 13, 2019. We paid this distribution on September 18, 2019 and this was the only distribution declared during the third quarter of 2019.

For the year ended December 31, 2019, we paid aggregate distributions of $1.7 million, including $0.9 million of distributions paid in cash and $0.8 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the year ended December 31, 2019 was $17.3 million and cash flow used in operations was $4.2 million. Our cumulative distributions paid and net income attributable to common stockholders from inception through December 31, 2019 are $194.8 million and $169.4 million, respectively. We have funded our cumulative distributions paid, which includes net cash distributions and distributions reinvested by stockholders, with $1.7 million of prior period cash flow from operating activities in excess of distributions paid. To the extent that we pay distributions from sources other than our cash flow from operations or gains from asset sales, we will have fewer funds available for investment in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Real Estate

On January 1, 2019, we adopted the lease accounting standards under Topic 842 including the package of practical expedients for all leases that commenced before the effective date of January 1, 2019. Accordingly, we (i) did not reassess whether any expired or existing contracts are or contain leases, (ii) did not reassess the lease classification for any expired or existing lease, and (iii) did not reassess initial direct costs for any existing leases. We did not elect the practical expedient related to using hindsight to reevaluate the lease term. In addition, we adopted the practical expedient for land easements and did not assess whether existing or expired land easements that were not previously accounted for as leases under the lease accounting standards of Topic 840 are or contain a lease under Topic 842.

In addition, Topic 842 provides an optional transition method to allow entities to apply the new lease accounting standards at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. We adopted this transition method upon its adoption of the lease accounting standards of Topic 842, which did not result in a cumulative effect adjustment to the opening balance of retained earnings on January 1, 2019. Our comparative periods presented in the financial statements will continue to be reported under the lease accounting standards of Topic 840.

In accordance with Topic 842, tenant reimbursements for property taxes and insurance are included in the single lease component of the lease contract (the right of the lessee to use the leased space) and therefore are accounted for as variable lease payments and are recorded as rental income on our statement of operations beginning January 1, 2019. In addition, we adopted the practical expedient available under Topic 842 to not separate nonlease components from the associated lease component and instead to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue recognition standard (Topic 606) and if certain conditions are met, specifically related to tenant reimbursements for common area maintenance which would otherwise be accounted for under the revenue recognition standard. We believe the two conditions have been met for tenant reimbursements for common area maintenance as (i) the timing and pattern of transfer of the nonlease components and associated lease components are the same and (ii) the lease component would be classified as an operating lease. Accordingly, tenant reimbursements for common area maintenance are also accounted for as variable lease payments and recorded as rental income on our statement of operations beginning January 1, 2019.

We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that can be taken in the form of cash or a credit against the tenant’s rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

We lease apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. We recognize rental revenue, net of concessions, on a straight-line basis over the term of the lease, when collectibility is determined to be probable.

In accordance with Topic 842, we make a determination of whether the collectibility of the lease payments in an operating lease is probable. If we determine the lease payments are not probable of collection, we would fully reserve for any contractual lease payments, deferred rent receivable, and variable lease payments and would recognize rental income only if cash is received. Beginning January 1, 2019, these changes to our collectibility assessment are reflected as an adjustment to rental income. Prior to January 1, 2019, bad debt expense related to uncollectible accounts receivable and deferred rent receivable was included in operating, maintenance, and management expense in the statement of operations. Any subsequent changes to the collectibility of the allowance for doubtful accounts as of December 31, 2018, which was recorded prior to the adoption of Topic 842, are recorded in operating, maintenance, and management expense in the statement of operations.

Beginning January 1, 2019, we, as a lessor, record costs to negotiate or arrange a lease that would have been incurred regardless of whether the lease was obtained, such as legal costs incurred to negotiate an operating lease as an expense and classify such costs as operating, maintenance, and management expense on our consolidated statement of operations, as these costs are no longer capitalizable under the definition of initial direct costs under Topic 842.

Sale of Real Estate

Prior to January 1, 2018, gains on real estate sold were recognized using the full accrual method at closing when collectibility of the sales price was reasonably assured, we were not obligated to perform additional activities that may be considered significant, the initial investment from the buyer was sufficient and other profit recognition criteria had been satisfied. Gain on sales of real estate may have been deferred in whole or in part until the requirements for gain recognition had been met.

Effective January 1, 2018, we adopted the guidance of ASC 610-20, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to noncustomers of nonfinancial assets or in substance nonfinancial assets that do not meet the definition of a business. Generally, our sales of real estate would be considered a sale of a nonfinancial asset as defined by ASC 610-20.

ASC 610-20 refers to the revenue recognition principles under ASU No. 2014-09. Under ASC 610-20, if we determine it does not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would derecognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. As a result of the adoption of ASC 610-20 on January 1, 2018, we recorded a cumulative effect adjustment to increase retained earnings by $2.5 million to recognize the deferred gain from the sale of 102 developable acres at Park Highlands that closed on May 1, 2017, as control of the sold acres had transferred to the buyers at closing.

As of January 1, 2018 and December 31, 2019, we had recorded contract liabilities of $3.1 million related to deferred proceeds received from the buyers of the Park Highlands land sales and another developer for the value of land that was contributed to a master association that is consolidated by us, which was included in other liabilities on the accompanying consolidated balance sheets.

Real Estate Debt Securities

Interest income on our real estate debt securities is recognized on an accrual basis over the life of the investment using the interest method. Direct origination or acquisition fees and costs, as well as acquisition premiums or discounts, are amortized over the term of the securities as an adjustment to interest income. Income is recognized at an interest rate equivalent to the estimated yield on the real estate debt security, as calculated using the carrying value of the real estate debt security and the expected cash flows. Changes in estimated cash flows are recognized through an adjustment to the yield on the real estate debt security on a prospective basis. Projecting cash flows for these types of real estate debt securities requires a significant amount of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments. We place real estate debt securities on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a real estate debt security is placed on nonaccrual status, we reserve for any unpaid accrued interest and generally do not recognize subsequent interest income until cash is received, or the real estate debt security returns to accrual status. We will resume the accrual of interest if we determine that the collection of interest, according to the contractual terms of the real estate debt security, is probable.

Real Estate Equity Securities

Dividend income from real estate equity securities is recognized on an accrual basis based on eligible shares as of the ex-dividend date.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Land	N/A
Buildings	25-40 years
Building Improvements	10-40 years
Tenant Improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

As a result of our adoption of ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, acquisitions of real estate beginning January 1, 2017 could qualify as asset acquisitions (as opposed to business combinations). We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination or an asset acquisition. If substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. For purposes of this test, land and buildings can be combined along with the intangible assets for any in-place leases and accordingly, most acquisitions of investment properties would not meet the definition of a business and would be accounted for as an asset acquisition. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value will be amortized to expense over the average remaining terms of the respective in-place leases, including any below-market renewal periods.

We assess the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using a discount that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining non-cancelable terms of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Direct investments in undeveloped land or properties without leases in place at the time of acquisition are accounted for as an asset acquisition and not as a business combination. Acquisition fees and expenses are capitalized into the cost basis of an asset acquisition. Additionally, during the time in which we are incurring costs necessary to bring these investments to their intended use, certain costs such as legal fees, real estate taxes and insurance and financing costs are also capitalized.

Impairment of Real Estate and Related Intangible Assets and Liabilities

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.

Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of our real estate and related intangible assets and liabilities and an overstatement of our net income.

Real Estate Held for Sale and Discontinued Operations

We generally consider real estate to be “held for sale” when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale and its related assets are classified as “real estate held for sale” and “assets related to real estate held for sale,” respectively, for all periods presented in the accompanying consolidated financial statements. Notes payable and other liabilities related to real estate held for sale are classified as “notes payable related to real estate held for sale” and “liabilities related to real estate held for sale,” respectively, for all periods presented in the accompanying consolidated financial statements. Real estate classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less estimated costs to sell. Additionally, with respect to properties that were classified as held for sale in financial statements prior to January 1, 2014, we record the operating results and related gains (losses) on sale as discontinued operations for all periods presented if the operations have been or are expected to be eliminated and we will not have any significant continuing involvement in the operations of the property following the sale. Operating results of properties and related gains on sale that were disposed of or classified as held for sale in the ordinary course of business during the years ended December 31, 2019, 2018 and 2017 that had not been classified as held for sale in financial statements prior to January 1, 2014 are included in continuing operations on our consolidated statements of operations.

Real Estate Debt Securities

We classify our investment in real estate debt securities as held to maturity, as we have the intent and ability to hold this investment until maturity. Our real estate debt securities are recorded at amortized cost, net of other-than-temporary impairment (if any), and evaluated for other-than-temporary impairment at each balance sheet date. The amortized cost of a real estate debt security is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the real estate debt security. The amount of other-than-temporary impairment, if any, will be measured by comparing the amortized cost of the real estate debt security to the present value of the expected cash flows discounted at the real estate debt security’s effective interest rate, the real estate debt security’s observable market price, or the fair value of the collateral if the real estate debt security is collateral dependent and collection of principal and interest is not assured. If a real estate debt security is deemed to be other-than-temporarily impaired, we will record an other-than-temporary impairment on the consolidated statements of operations.

Real Estate Equity Securities

We determine the appropriate classification for real estate equity securities at acquisition (on the trade date) and reevaluate such designation as of each balance sheet date. As of December 31, 2019, we classified our investments in real estate equity securities as available-for-sale as we intend to hold the securities for the purpose of collecting dividend income and for longer term price appreciation. These investments are carried at their estimated fair value based on quoted market prices for the security. Transaction costs that are directly attributable to the acquisition of real estate equity securities are capitalized to its cost basis.

Prior to our adoption of ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU No. 2016-01”) on January 1, 2018, we

classified our investments in real estate equity securities as available-for-sale and unrealized gains and losses were reported in accumulated other comprehensive income (loss). Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed out of accumulated other comprehensive income (loss) and the actual realized gain (loss) recognized in earnings. Effective January 1, 2018, unrealized gains and losses on real estate equity securities are recognized in earnings. Upon adoption of ASU No. 2016-01 on January 1, 2018, we recorded a $25.1 million cumulative effect adjustment to retained earnings related to the unrealized gain on real estate equity securities previously reported in accumulated other comprehensive income prior to January 1, 2018.

Any non-temporary decline in the market value of an available-for-sale real estate equity security below cost results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the real estate equity security is established. When a real estate equity security is impaired, we consider whether it has the ability and intent to hold the investment for a time sufficient to allow for any anticipated recovery in market value and considers whether evidence indicating the cost of the investment being recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end and forecasted performance of the investee.

Investments in Unconsolidated Joint Ventures

Equity Method

We account for investments in unconsolidated joint venture entities in which we may exercise significant influence over, but does not control, using the equity method of accounting. Under the equity method, the investment is initially recorded at cost and subsequently adjusted to reflect additional contributions or distributions and our proportionate share of equity in the joint venture’s income (loss). We recognize our proportionate share of the ongoing income or loss of the unconsolidated joint venture as equity in income (loss) of unconsolidated joint venture on the consolidated statements of operations. On a quarterly basis, we evaluate our investment in an unconsolidated joint venture for other-than-temporary impairments. As of December 31, 2019 and 2018, we did not identify any indicators of impairment related to our unconsolidated real estate joint ventures accounted for under the equity method.

Equity Investment Without Readily Determinable Value

Prior to the adoption of ASU No. 2016-01 on January 1, 2018, we accounted for investments in unconsolidated joint venture entities in which we did not have the ability to exercise significant influence and had virtually no influence over partnership operating and financial policies using the cost method of accounting. Under the cost method, income distributions from the partnership were recognized in other income. Distributions that exceed our share of earnings were applied to reduce the carrying value of our investment and any capital contributions increased the carrying value of our investment. On a quarterly basis, we evaluated our cost method investment in an unconsolidated joint venture for other-than-temporary impairments. The fair value of a cost method investment was not estimated if there were no identified events or changes in circumstances that indicated a significant adverse effect on the fair value of the investment. As of December 31, 2018, we did not identify any indicators of impairment related to our unconsolidated real estate joint venture accounted for under the cost method.

In accordance with ASU No. 2016-01, we may elect to measure an equity investment without a readily determinable value that does not qualify for the practical expedient to estimate fair value using the net asset value per share, at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. We elected to measure our investment in the NIP Joint Venture in accordance with the above guidance, applying it prospectively, and as of December 31, 2018 and December 31, 2019, recorded our investment in the NIP Joint Venture at a cost basis of

$1.5 million and $1.2 million, respectively. As of December 31, 2019, we did not identify any indicators of impairment related to our investment in the NIP Joint Venture. Distributions of income from the NIP Joint Venture are recognized in other income. Distributions that exceed our share of earnings are applied to reduce the carrying value of our investment and any capital contributions would increase the carrying value of our investment.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other non-financial and financial assets at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we will utilize quoted market prices from independent third-party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we will measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Foreign currency transactions

The U.S. Dollar is our functional currency. Transactions denominated in currency other than our functional currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are remeasured at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those accounted for as hedging transactions, are recognized as foreign currency transaction gain or loss included in foreign currency transaction gain or loss in our consolidated statements of operations.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. We expect to have little or no taxable income prior to electing REIT status. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued.

Distribution Declared

On January 23, 2020, our board of directors authorized a distribution in the amount of $0.00860000 per share of common stock to stockholders of record as of the close of business on January 24, 2020. On January 29, 2020, we paid distributions of $0.6 million related to this distribution.

Series B Debentures

On February 16, 2020, Pacific Oak Strategic Opportunity BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

Proposed NAV REIT Conversion

On January 22, 2020, we filed a registration statement on Form S-11 with the SEC to offer up to $1 billion in additional shares of our common stock. This new registration statement contemplates a proposed conversion of our company to a perpetual-life net asset value or “NAV” REIT that offers and sells shares of our common stock continuously through a number of distribution channels in ongoing public offerings, and seeks to provide increased liquidity to current and future stockholders through an expansion of our current share redemption program. See “Proposed NAV REIT Conversion” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

Proposed Merger

On February 19, 2020, we, Pacific Oak SOR II, LLC, an indirect subsidiary of ours (“Merger Sub”), and Pacific Oak Strategic Opportunity REIT II, Inc. (“POSOR II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, POSOR II will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of ours. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of POSOR II shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of POSOR II’s common stock (or a fraction thereof), $0.01 par value per share, will be converted into the right to receive 0.9643 shares of our common stock, par value $0.01 per share. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. See “Proposed Merger” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

COVID-19

The recent global outbreak of COVID-19 (more commonly known as the Coronavirus) has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain. Customers and potential customers of the properties we own could be adversely affected by the disruption to business caused by the global outbreak of the Coronavirus. This could lead to similar negative impacts on our business. As a result of the disrupted economic markets, our investment in real estate equity securities has experienced significant unrealized losses.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity, fund distributions and to fund the refinancing of our real estate investment portfolio and operations. We may also be exposed to the effects of changes in interest rates as a result of the acquisition and origination of mortgage, mezzanine, bridge and other loans and the acquisition of real estate securities. We are also exposed to the effects of foreign currency changes in Israel with respect to the 4.25% bonds issued to investors in Israel in March 2016. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes and foreign currency changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We may manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. In order to limit the effects of changes in foreign currency on our operations, we may utilize a variety of foreign currency hedging strategies such as cross currency swaps, forward contracts, puts or calls. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments. Additionally, certain of these strategies may cause us to fund a margin account periodically to offset changes in foreign currency rates which may also reduce the funds available for payments to holders of our common stock.

The table below summarizes the book value and the interest rate of our real estate debt securities; the notional amounts and average strike rates of our derivative instruments; and outstanding principal balance and the weighted average interest rates for our notes and bonds payable for each category based on the maturity dates as of December 31, 2019 (dollars in thousands):

	Maturity Date						Total Value	Fair Value
	2020	2021	2022	2023	2024	Thereafter
Assets
Interest rate caps, notional amount	$46,875	$77,513	$—	$51,252	$—	$—	$175,640	$12
Strike rate (2)	3.0%	3.5%	—	4.0%	—	—	3.5%

Liabilities
Notes and Bonds Payable, principal outstanding
Fixed rate – notes and bond payable	$—	$—	$—	$—	$—	$67,965	$67,965	$69,924
Average interest rate (3)	—	—	—	—	—	6.1%	6.1%
Fixed rate – debentures	$56,186	$56,186	$56,186	$56,188	$—	$—	$224,746	$229,877
Average interest rate (3)	4.3%	4.3%	4.3%	4.3%	—	—	4.3%
Variable rate	$81,421	$222,288	$21,970	$59,690	$—	$—	$385,369	$385,925
Average interest rate (3)	4.2%	3.4%	3.4%	3.2%	—	—	3.5%

Foreign currency collar, notional amount	776,182 ILS	—	—	—	—	—	776,182 ILS	$(179)
Strike price	3.38 - 3.4991 ILS - USD	—	—	—	—	—	3.38 - 3.4991 ILS - USD

(1)	The annual effective interest rate represents the actual interest income recognized during 2019 using the interest method, divided by the average amortized cost basis of the investments.
(2)	The strike rate caps one-month LIBOR on the applicable notional amount.
(3)

Average interest rate is the weighted-average interest rate. Weighted-average interest rate as of December 31, 2019 is calculated as the actual interest rate in effect at December 31, 2019 (consisting of the contractual interest rate and the effect of contractual floor rates, if applicable), using interest rate indices at December 31, 2019, where applicable.

As of December 31, 2019, we had entered into one foreign currency collar to hedge against a change in the exchange rate of the Israeli new Shekel versus the U.S. Dollar. On November 25, 2019, we entered into a foreign currency collar with an aggregate Israeli new Shekels notional amount of 776.2 million which expires on February 26, 2020. The foreign currency collar consists of a purchased call option to buy Israeli new Shekels at 3.3800 and a sold put option to sell the Israeli new Shekels at 3.4991. The foreign currency collar is intended to permit us to exchange, on the settlement date of the collar, 776.2 million Israeli new Shekels for an amount ranging from $221.8 million to $229.6 million.

As of December 31, 2019, we held 5,000 Israeli new Shekels and 21.8 million Israeli new Shekels in cash and restricted cash, respectively. In addition, as of December 31, 2019, we had bonds outstanding and the related interest payable in the amounts of 776.2 million Israeli new Shekels and 11.0 million Israeli new Shekels, respectively. Foreign currency exchange rate risk is the possibility that our financial results could be better or worse than planned because of changes in foreign currency exchange rates. Based solely on the remeasurement for the year ended December 31, 2019, if foreign currency exchange rates were to increase or decrease by 10%, our net income would increase or decrease by approximately $20.1 million and $24.6 million, respectively, for the same period. The foreign currency transaction income or loss as a result of the change in foreign currency exchange rates does not take into account any gains or losses on our foreign currency collar as a result of such change, which would reduce our foreign currency exposure.

We borrow funds at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. As of December 31, 2019, the fair value of our Pacific Oak SOR (BVI) Holdings, Ltd. Series A Debentures was $229.9 million and the outstanding principal balance was $224.7 million. As of December 31, 2019, excluding the Pacific Oak SOR (BVI) Holdings, Ltd. Series A Debentures, the fair value of our fixed rate debt was $69.9 million and the outstanding principal balance of our fixed rate debt was $68.0 million. The fair value estimate of our Pacific Oak SOR (BVI) Holdings, Ltd. Series A Debentures was calculated using the quoted bond price as of December 31, 2019 on the Tel Aviv Stock Exchange of 103.70 Israeli new Shekels. The fair value estimate of our fixed rate debt was calculated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated as of December 31, 2019. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting changes in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt would change our future earnings and cash flows, but would not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. As of December 31, 2019, we were exposed to market risks related to fluctuations in interest rates on $385.4 million of variable rate debt outstanding. As of December 31, 2019, we had entered into one interest rate cap with a notional amount of $46.9 million that effectively limits one-month LIBOR at 3.0% effective February 21, 2017 through February 13, 2020, one interest rate cap with a notional amount of $77.5 million that effectively limits one-month LIBOR at 3.5% effective April 2, 2018 through March 5, 2021 and one interest cap with a notional amount of $51.3 million that effectively limits one-month LIBOR at 4.0% effective June 1, 2019 through May 22, 2023. Based on interest rates as of December 31, 2019, if interest rates were 100 basis points higher or lower during the 12 months ending December 31, 2020, interest expense on our variable rate debt would increase or decrease by $3.9 million and $3.9 million, respectively.

The weighted-average interest rates of our fixed rate debt and variable rate debt as of December 31, 2019 were 3.5% and 4.4%, respectively. The interest rate and weighted-average interest rate represent the actual interest rate in effect as of December 31, 2019 (consisting of the contractual interest rate and the effect of contractual floor rates, if applicable), using interest rate indices as of December 31, 2019 where applicable.

We are exposed to financial market risk with respect to our real estate equity securities. Financial market risk is the risk that we will incur economic losses due to adverse changes in our real estate equity security prices. Our exposure to changes in real estate equity security prices is a result of our investment in these types of securities. Market prices are subject to fluctuation and, therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a real estate equity security may result from any number of factors, including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates and general market conditions. In addition, amounts realized in the sale of a particular security may be affected by the relative quantity of the real estate equity security being sold. We do not currently engage in derivative or other hedging transactions to manage our real estate equity security price risk. As of December 31, 2019, we owned real estate equity securities with a book value of $81.4 million. Based solely on the prices of real estate equity securities for the twelve months ended December 31, 2020, if prices were to increase or decrease by 10%, our net income would increase or decrease, respectively, by approximately $8.1 million.

For a discussion of the interest rate risks related to the current capital and credit markets, see Part I, Item 1A, “Risk Factors.”

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements at page F-1 of this Annual Report on Form 10-K.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

In connection with the preparation of our Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on its assessment, our management believes that, as of December 31, 2019, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control over Financial Reporting

On November 1, 2019, we entered into an advisory agreement with a new external advisor, Pacific Oak Capital Advisors, LLC, and as a result, all processes have been affected by this change. In most cases, the accounting functions are the same but performed by new personnel. Effective November 1, 2019, Michael A. Bender was appointed to serve as our Executive Vice President, Treasurer, Secretary and Chief Financial Officer-Elect and on November 8, 2019 became Chief Financial Officer. The new external advisor has transitioned most accounting functions to a service provider during our last fiscal quarter, and this resulted in a change to our processes and control environment. There were no other changes to our internal control over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.	OTHER INFORMATION

As of the year ended December 31, 2019, all items required to be disclosed under Form 8-K were reported under Form 8-K.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have provided below certain information about our executive officers and directors.

Name	Position(s)	Age*
Keith D. Hall	Chief Executive Officer and Director	61
Peter McMillan III	Chairman of the Board, President and Director	62
Michael A. Bender	Chief Financial Officer, Treasurer and Secretary	60
William M. Petak	Independent Director	58
Eric J. Smith	Independent Director	62
Kenneth G. Yee	Independent Director	60

*	As of March 1, 2020.

Keith D. Hall is our Chief Executive Officer and one of our directors, positions he has held since December 2008 and October 2008, respectively. He is also the Chief Executive Officer and a director of Pacific Oak Strategic Opportunity REIT II, positions he has held since February 2013. He is a former Executive Vice President of KBS REIT II, KBS REIT III and KBS Growth & Income REIT. Mr. Hall was Executive Vice President of KBS Real Estate Investment Trust, Inc (“KBS REIT I”) from June 2005 until its liquidation in December 2018. Mr. Hall owns and controls a 50% interest in Pacific Oak Holding, which is the sole owner of our current advisor. Mr. Hall also owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our former advisor (KBS Capital Advisors) and our former dealer manager (KBS Capital Markets Group). KBS Holdings is a sponsor of our company, and is or was a sponsor of KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), Pacific Oak Strategic Opportunity REIT II and KBS Growth & Income REIT, which were formed in 2008, 2005, 2007, 2009, 2009, 2013 and 2015, respectively. Mr. Hall is also a member of the investment committee formed by our advisor to evaluate and recommend new investment opportunities for us.

Mr. Hall is affiliated with Willowbrook Capital Group, LLC, an asset management company. Mr. Hall is also a founder of Pacific Oak Capital Group, a real estate asset management company formed in 2018, and its family of companies. Prior to commencing his affiliation with Willowbrook in 2000, Mr. Hall was a Managing Director at CS First Boston, where he managed the distribution strategy and business development for the Principal Transaction Group’s $18.0 billion real estate securities portfolio. Mr. Hall’s two primary business unit responsibilities were Mezzanine Lending and Commercial Real Estate Development. Before joining CS First Boston in 1996, he served as a Director in the Real Estate Products Group at Nomura Securities, with responsibility for the company’s $6.0 billion annual pipeline of fixed-income, commercial mortgage-backed securities. During the 1980s, Mr. Hall was a Senior Vice President in the High Yield Department of Drexel Burnham Lambert’s Beverly Hills office, where he was responsible for distribution of the group’s high-yield real estate securities. Mr. Hall received a Bachelor of Arts Degree with honors in Finance from California State University, Sacramento.

Our board of directors has concluded that Mr. Hall is qualified to serve as one of our directors for reasons including his expertise in the real estate finance markets and his expertise with real estate-related investments. With over 30 years of experience investing in and managing real estate-related investments, Mr. Hall has the depth and breadth of experience to implement our business strategy. As an executive officer and principal of our advisor, Mr. Hall is able to direct the board of directors to the critical issues facing our company.

Peter McMillan III is our President, the Chairman of the Board and one of our directors, positions he has held since December 2008. He is also President, Chairman of the Board and a director of Pacific Oak Strategic Opportunity REIT II, positions he has held since February 2013. Mr. McMillan has previously served as an

Executive Vice President, the Treasurer and Secretary and a director of KBS Growth & Income REIT and KBS REIT III. From June 2005 until its liquidation in December 2018, Mr. McMillan was Executive Vice President, Treasurer, Secretary and a director of KBS REIT I. From August 2007 through August 2018 he served as Executive Vice President, Treasurer and Secretary of KBS REIT II and from August 2007 through February 2019 he was also a director of KBS REIT II. From August 2009 until its liquidation in December 2018, Mr. McMillan was Executive Vice President of KBS Legacy Partners Apartment REIT. Mr. McMillan owns and controls a 50% interest in Pacific Oak Holding, which is the sole owner of our current advisor. Mr. McMillan also owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our former advisor (KBS Capital Advisors) and our former dealer manager (KBS Capital Markets Group). KBS Holdings is a sponsor of our company, and is or was a sponsor of KBS REIT I, KBS REIT II, KBS REIT III, Pacific Oak Strategic Opportunity REIT II, KBS Legacy Partners Apartment REIT and KBS Growth & Income REIT, which were formed in 2008, 2005, 2007, 2009, 2009, 2013 and 2015, respectively. Mr. McMillan is also a member of the investment committee formed by our advisor to evaluate and authorize new investment opportunities for us.

Mr. McMillan is a Partner and co-owner of Temescal Canyon Partners LP, an investment advisor formed in 2013 to manage a multi-strategy hedge fund on behalf of investors. Mr. McMillan is also a founder of Pacific Oak Capital Group, a real estate asset management company formed in 2018, and its family of companies. Mr. McMillan is also a co-founder and the Managing Partner of Willowbrook Capital Group, LLC, an asset management company. In addition, since November 2017, Mr. McMillan has served as Chairman and a director for Keppel Pacific Oak-US REIT Management Pte. Ltd., which is the Manager of Keppel Pacific Oak US REIT. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company’s $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a member of the board of directors of TCW Funds, Inc. and TCW Strategic Income Fund, Inc., and is a member of the board of trustees of Metropolitan West Funds.

Our board of directors has concluded that Mr. McMillan is qualified to serve as one of our directors and the Chairman of the Board for reasons including his expertise in real estate finance and with real estate-related investments. With over 30 years of experience investing in and managing real estate-related debt investments, Mr. McMillan offers insights and perspective with respect to our real estate-related investment portfolio as well as our real estate portfolio. As one of our executive officers and a principal of our advisor, Mr. McMillan is also able to direct our board of directors to the critical issues facing our company. Further, his experiences as a director of Pacific Oak Strategic Opportunity REIT II, TCW Mutual Funds, and Metropolitan West Funds and as a former director of KBS REIT I, KBS REIT II, KBS REIT III, KBS Growth & Income REIT, TCW Alternative Funds and Steinway Musical Instruments, Inc. provide him with an understanding of the requirements of serving on a public company board and qualify him to serve as the chairman of our board of directors.

Michael A. Bender has served as our Executive Vice President, Chief Financial Officer, Treasury and Secretary since November 2019. Mr. Bender has also served in the same roles for Pacific Oak Strategic Opportunity REIT II since November 2019. Mr. Bender has served as Chief Financial Officer of Pacific Oak Capital Advisors since July 2019. Prior to joining our advisor in 2019, Mr. Bender was self-employed as a private consultant primarily engaged in commercial real estate finance from January 2017 to July 2019. From January 2016 to January 2017, Mr. Bender served as Chief Financial Officer for Kamal Osman Janjoom Group LLC, a Dubai-based retail company focused in the Middle East, where he was responsible for all aspects of accounting, reporting, control, corporate finance and treasury. From October 2007 to January 2016, Mr. Bender was Chief Financial Officer and Chief Accounting Officer for Spirit Realty Capital, Inc., a NYSE-traded commercial property REIT. During his eight years at Spirit Realty Capital, Mr. Bender was in charge of accounting, reporting, control, corporate finance and treasury.

Before joining Spirit Realty Capital, Inc. in 2007, Mr. Bender held positions including Assistant Corporate Controller for Allied Waste, Inc., Vice President of Global External Reporting for American Express Corporation, Chief Financial Officer for FINOVA Realty Capital and senior manager for Deloitte & Touche, LLP. Mr. Bender earned a Bachelor of Science Degree in Accounting and a Master of Business Administration from Arizona State University. He is a Certified Public Accountant.

William M. Petak is one of our independent directors, a position he has held since October 2009. He previously served as an independent director and chair of the conflicts committee of Pacific Oak Strategic Opportunity REIT II from April 2014 through August 2017. Since April 2009, Mr. Petak has served as the President and Chief Executive Officer of CorAmerica Capital, LLC, a commercial real estate loan investment manager. CorAmerica Capital was established to acquire discounted performing mortgage and real estate-related assets as well as originate new real estate investments. Mr. Petak has over 30 years of experience in the real estate industry and 20 years of experience investing in real estate-related debt investments. From January 2005 to April 2009, Mr. Petak served as Senior Vice President and Director for AIG Mortgage Capital, LLC, a subsidiary of American International Group, Inc. (AIG). Mr. Petak also served as National Head of Mortgage Lending and Real Estate for the retirement services company, SunAmerica, Inc., from January 1999 to August 2001, and served as Managing Director for AIG Investments, Inc. as well as National Head of Mortgage Lending and Real Estate for both SunAmerica and the life insurance company American General from August 2001 to April 2009.

Both SunAmerica and American General were acquired by AIG in 1999 and 2001, respectively, and were managed on a mutually exclusive basis. Mr. Petak joined AIG with the merger of SunAmerica with AIG in 1999. Ultimately, Mr. Petak was responsible for AIG Mortgage Capital’s regulated insurance portfolios’ fixed income real estate investments nationwide. He served on both the Securitized Products Group Committee and Global Asset Allocation Committee for the regulated insurance companies of AIG.

Prior to joining AIG in 1999, Mr. Petak was SunAmerica Investments’ Senior Vice President. Mr. Petak was responsible for SunAmerica’s national mortgage lending and real estate investments as well as its leveraged lease real estate acquisitions. From 1996 to 2007, Mr. Petak served as a Loan Committee member and as a member of the board of directors for GreenPark Financial, one of the nation’s largest Fannie Mae DUS lenders. From 1983 to 1989, he worked with Pacific Financial Group, a privately held Beverly Hills real estate investment company, as Vice President of Acquisitions.

Mr. Petak is a graduate of the University of Southern California with a Bachelor of Science in Finance and Business Economics. He is a member of the Mortgage Bankers Association, the Commercial Mortgage Securities Association, the CRE Financial Council, Life Mortgage and Real Estate Officer Council and the President’s Council of the Real Estate Roundtable. Mr. Petak is a founding member of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management. He currently is Chairman Emeritus of the Center and previously served as its Chairman.

The board of directors has concluded that Mr. Petak is qualified to serve as one of our independent directors for reasons including his expertise in the real estate finance markets. With over 30 years of experience in the real estate industry and over 20 years of experience investing in real estate-related debt, Mr. Petak offers insights and perspective with respect to our investment portfolio. Further, as a former director and former chair of the conflicts committee of Pacific Oak Strategic Opportunity REIT II and as a member of the Mortgage Bankers Association, the Commercial Mortgage Securities Association, the CRE Financial Council, the Life Mortgage and Real Estate Officer Council, the President’s Council of the Real Estate Roundtable and a founding member, current Chairman Emeritus and past Chairman of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management, Mr. Petak is regularly and actively engaged in both the professional and academic community.

Eric J. Smith is one of our independent directors and is the chairman of the conflicts committee, positions he has held since October 2009. Mr. Smith has over 30 years of experience in the real estate finance industry. From October 2018 to March 2019, Mr. Smith served as the Director of Financial Institutions U.S. Capital Markets for Funding Circle, a firm that is the leading small business loans platform globally. From January 2014 through December 2017, Mr. Smith served as Managing Director for Situs Group, LLC, a firm that provides commercial real estate advisory services and solutions. From March 2012 to January 2013, Mr. Smith served as Managing Director-Sales for Loan Value Group, a firm that works with holders of residential mortgage risk to reduce their exposure to borrower strategic default. From 1985 to 2009, Mr. Smith was employed by the Credit Suisse Group and its predecessor firms. From September 2004 to February 2009, he was the Managing Director, Fixed Income Sales for the Securitized Products unit. From 2002 to September 2004, he was Managing Director and San Francisco Branch Manager, Fixed Income Sales. From 1998 to 2002, he was Director, Fixed Income Sales. From 1985 to 1998, he was Vice President, Fixed Income Sales. While at Credit Suisse and its predecessor firms, he was responsible for the acquisition and disposition of residential and commercial whole loans, public and private investment grade and non-investment grade residential and commercial mortgage-backed securities and CDOs. He also executed trades in U.S. government securities, asset-backed securities, corporate bonds and repurchase lending. Prior to working for Credit Suisse and its predecessor firms, Mr. Smith was with Farmer’s Savings as a regional director for real estate mortgage acquisitions and with Wells Fargo Mortgage as a Vice President in their Secondary Mortgage Division. Mr. Smith received a Bachelor of Science in Finance from California State University Sacramento. Mr. Smith holds FINRA Series 3, 5, 7, 9, 10 and 63 licenses.

Our board of directors has concluded that Mr. Smith is qualified to serve as one of our independent directors and the chairman of the conflicts committee for reasons including his expertise in the real estate finance markets. Mr. Smith has experience with a broad range of debt-related investments, including residential and commercial whole loans, public and private investment grade and non-investment grade residential and commercial mortgage-backed securities, U.S. government securities, asset-backed securities and repurchase lending. With over 30 years of experience in the real estate finance industry, Mr. Smith’s knowledge and expertise of the real estate finance market complement that of the other board members.

Kenneth G. Yee is one of our independent directors and is the Chairman of the Audit Committee, positions he has held since April 2017 and May 2017, respectively. He is also an independent director and Chairman of the Audit Committee of Pacific Oak Strategic Opportunity REIT II, positions he has held since April 2017 and May 2017, respectively. Since 2000, Mr. Yee has been the President and Chief Executive Officer of Ridgecrest Capital, Inc., a real estate financial advisory services and structured finance firm. Mr. Yee previously served in the same positions for Ridgecrest Capital, Inc. from 1992 to 1997. From 2007 to June 2011, Mr. Yee was also the managing director of Cappello Capital Corp., where he was responsible for sourcing, evaluating, structuring and placing transactions relating to domestic and international real estate equity and debt, and small and middle market corporate capital raising and mergers and acquisitions. Mr. Yee served as Senior Vice President of Acquisitions for Imperial Credit Commercial Mortgage Investment Corp from 1998 to 1999. From 1990 to 1991, Mr. Yee served as Vice President and Controller for Secured Capital Corp. (now known as Eastdil Secured LLC, formerly a division of Wells Fargo), a real estate advisory and investment banking firm. Prior to that, he was a Vice President at Drexel Burnham Lambert from 1987 to 1990. From 1986 to 1987, Mr. Yee was an associate consultant for Kenneth Leventhal & Company, a real estate consulting and public accounting firm. Mr. Yee was a financial analyst with Deseret Pacific Mortgage from 1985 to 1986 and he was a senior accountant with Ernst & Whinney, a public accounting firm, from 1982 to 1985.

Mr. Yee received Bachelor of Science in Business Administration, Master of Business Administration and Master of Business Taxation degrees from the University of Southern California. He also received a Master of Science in Real Estate Development degree from the Massachusetts Institute of Technology and a Juris Doctor degree from the University of California, Los Angeles. Mr. Yee is a Chartered Financial Analyst, a Certified Public Accountant, a licensed attorney and a licensed real estate broker.

Our board of directors has concluded that Mr. Yee is qualified to serve as one of our independent directors for reasons including his expertise with respect to real estate equity and debt transactions and accounting matters.

With more than 25 years of experience with real estate equity and debt transactions, Mr. Yee is well-positioned to advise the board with respect to potential investment opportunities and investment management. In addition, with over 30 years of experience as a Certified Public Accountant, Mr. Yee provides our board of directors with substantial expertise regarding real estate accounting and financial reporting matters

The Audit Committee

Our board of directors has established an audit committee. The audit committee’s function is to assist the board of directors in fulfilling its responsibilities by overseeing (i) our accounting and financial reporting processes, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) our independent auditors’ qualifications, performance and independence, and (v) the performance of our internal audit function.

The members of the audit committee are Kenneth G. Yee (Chairman), William M. Petak and Eric J. Smith. All of the members of the audit committee are “independent” as defined by the New York Stock Exchange. The board of directors has determined that all members of the audit committee have significant financial and/or accounting experience, and the board of directors has determined that Mr. Yee satisfies the SEC’s requirements for an “audit committee financial expert.”

Code of Conduct and Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. Our Code of Conduct and Ethics can be found at http://www.pacificoakcmg.com/offering/reit-i.

ITEM 11.	EXECUTIVE COMPENSATION

Compensation of Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in our advisor, and/or its affiliates, and our executive officers are compensated by these entities, in part, for their services to us. See Part III, Item 13, “Certain Relationships and Related Transactions and Director Independence — Report of the Conflicts Committee” for a discussion of the fees paid to our advisor and its affiliates.

Compensation of Directors

If a director is also one of our executive officers, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by the conflicts committee, based upon recommendations from our advisor. Two of our executive officers, Messrs. Hall and McMillan, manage and control our advisor, and through our advisor, they are involved in recommending and setting the compensation to be paid to our independent directors.

We have provided below certain information regarding compensation earned by or paid to our directors during fiscal year 2019.

Name	Fees Earned or Paid in Cash in 2019 (1)	All Other Compensation	Total
William M. Petak	$228,333	$—	$228,333
Eric J. Smith	248,333	—	248,333
Kenneth G. Yee	150,333	—	150,333
Peter McMillan III (2)	—	—	—
Keith D. Hall (2)	—	—	—

(1)

Fees Earned or Paid in Cash in 2019 include meeting fees earned in: (i) 2018 but paid in 2019 as follows: Mr. Petak $3,333, Mr. Smith $3,333 and Mr Yee $3,333; and (ii) 2019 and paid or to be paid in 2020 as follows: Mr. Petak $7,333, Mr. Smith $7,333 and Mr Yee $3,333.

(2)	Directors who are also our executive officers do not receive compensation for services rendered as a director.

Cash Compensation

We compensate each of our independent directors with an annual retainer of $40,000. In addition, we pay our independent directors for attending board and audit and conflicts committee meetings as follows:

•	$2,500 for each board meeting attended;

•	$2,500 for each committee meeting attended, except that the chairman of the committee is paid $3,000 for each committee meeting attended;

•	$2,000 for each teleconference board meeting attended; and

•	$2,000 for each teleconference committee meeting attended, except that the chairman of the committee is paid $3,000 for each teleconference committee meeting attended.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committee meetings.

From time to time our board of directors may create other committees with additional and different compensation.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Stock Ownership

The following table shows, as of March 1, 2020, the amount of our common stock beneficially owned (unless otherwise indicated) by (i) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) our directors, (iii) our executive officers, and (iv) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of all Shares
KBS Capital Advisors LLC	30,746	(1)	*
Keith D. Hall, Chief Executive Officer and Director	543,087	(1)(2)	*
Peter McMillan III, Chairman of the Board, President and Director	543,087	(1)(2)	*
Michael A. Bender, Chief Financial Officer, Treasurer and Secretary	—		—
William M. Petak, Independent Director	—		—
Eric J. Smith, Independent Director	—		—
Kenneth G. Yee, Independent Director	—		—
All directors and executive officers as a group	543,087	(1)(2)	*

*	Less than 1% of the outstanding common stock.
(1)

Includes 30,746 shares owned by KBS Capital Advisors, which is indirectly owned and controlled by Keith D. Hall and Peter McMillan III. None of the shares are pledged as security. The address of this beneficial owner is 800 Newport Center Drive, Suite 700, Newport Beach, California 92660.

(2)

Includes 511,927 shares owned by Willowbrook Capital Group LLC, which is directly owned and controlled by Peter McMillan III and Keith D. Hall. None of the shares are pledged as security. The address of this beneficial owner is 11150 Santa Monica Blvd., Suite 400, Los Angeles, California 90025.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the directors, and all of the members of the audit committee and the conflicts committee, are “independent” as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, our board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has affirmatively determined that each of William M. Petak, Eric J. Smith and Kenneth G. Yee satisfies the bright-line criteria and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a member of the board of directors. None of these directors has ever served as (or is related to) an employee of ours or any of our predecessors or acquired companies or received or earned any compensation from us or any such other entities except for compensation directly related to service as a director of us. Therefore, we believe that all of these directors are independent directors.

Report of the Conflicts Committee

Review of Our Policies

The conflicts committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy. We continue to offer shares of common stock under our dividend reinvestment plan and may do so until we have sold all 40,000,000 shares available for sale. We expect to use substantially all of the net proceeds from the sale of shares under our dividend reinvestment plan for general corporate purposes, including, but not limited to, the redemption of shares under our share redemption program, the funding of capital expenditures on our real estate investments or the repayment of debt. For the year ended December 31, 2019, the costs of raising capital in our dividend reinvestment plan represented less than 3.2% of the capital raised.

We have been monitoring the real estate and equity markets closely in order to find the best opportunities possible to maximize the return to our stockholders and provide additional liquidity for our stockholders. We currently believe the best opportunity for us to achieve these objectives is to pursue a strategy as a non-listed, perpetual-life “NAV REIT” that offers and sells new shares of our common stock continuously through a number of distribution channels in ongoing public offerings, and seeks to provide increased liquidity to current and future stockholders through an expansion of our current share redemption program and/or periodic self-tender offers. With regard to maximizing returns, we have seen significant appreciation in the portfolio to date and we believe there are still many opportunities in the marketplace to achieve strong stockholder returns. Therefore, we believe it is in the company’s and stockholder’s interests to raise additional capital and make new investments. Furthermore, we believe a number of our existing investments are still in the process of maturing and reaching their maximum value. With respect to liquidity, we believe that a number of sources of capital (including but not limited to cash from operations, a portion of the proceeds from ongoing offerings, and proceeds from asset sales) can be used to offer additional liquidity to stockholders that desire it through an expanded share redemption program and/or periodic tender offers.

As an NAV REIT, we expect that we would conduct ongoing primary public offerings of our shares on a continuous basis. Such offerings would likely include new classes of common stock, which would allow us to offer different classes of common stock with different combinations of upfront and ongoing commissions and other fees payable to our dealer manager and participating broker-dealers. We believe that having a number of different share classes with different distribution compensation structures will improve our ability to sell shares and raise capital in the current market.

Acquisition and Investment Policies. As of December 31, 2019, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property and three investments in undeveloped land with approximately 1,000 developable acres, one residential home portfolio consisting of 993 single-family homes and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities.

We completed an offering of bonds to Israeli investors through a wholly-owned subsidiary in March 2016, on November 8, 2017 we completed the sale of the Singapore Portfolio (defined below) and on November 30, 2018 we completed the sale of the Westpark Portfolio (defined below). We have used and will continue to use a portion of net proceeds from the Israeli bond offering and these sales to continue to invest in and manage a diverse portfolio of opportunistic real estate, real estate-related loans, real estate-related debt securities and other real estate-related investments. Any additional investments we make are expected to include non-performing loans (which may result in our acquisition of the underlying property securing the loan through foreclosure or similar processes), non-stabilized or undeveloped properties and other opportunistic real estate-related assets. Although the foregoing represents our present investment focus and targets, we may adjust any of the foregoing based on real estate market conditions and investment opportunities. Affiliates of our advisor have extensive expertise with these types of real estate investments.

Borrowing Policies. We have financed the majority of our real estate and real estate-related investments with a combination of the proceeds we received from our initial public offering and debt. We used debt financing to increase the amount available for investment and to potentially increase overall investment yields to us and our stockholders. Additionally, in March 2016, we issued 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in 4.25% bonds to Israeli investors through a public offering. There is no limitation on the amount we may borrow for any single investment.

Our charter limits our leverage to 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2019, we had $678.1 million in outstanding debt. As of December 31, 2019, our borrowings and other liabilities were both approximately 68% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

Disposition Policies. The period that we will hold our investments will vary depending on the type of asset, interest rates and other factors. Our advisor has developed a well-defined exit strategy for each investment we have made. Pacific Oak Capital Advisors will continually perform a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return for our stockholders. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders. During the year ended December 31, 2019, we sold one office building, one retail property and one apartment property and there were no properties classified as held for sale December 31, 2019. Additionally, during the year ended December 31, 2019, we liquidated our position in Whitestone REIT and sold 1,781,894 shares of common stock. The disposition strategy is consistent with our objectives of acquiring opportunistic investments, improving the investments and timing asset sales to realize the growth in the value that was created during our hold period.

Policy Regarding Working Capital Reserves. We establish an annual budget for capital requirements and working capital reserves each year that we update periodically during the year. We may use proceeds from our dividend reinvestment plan, debt proceeds and our cash flow from operations to meet our needs for working capital and to build a moderate level of cash reserves.

Policies Regarding Operating Expenses. For the four consecutive quarters ended December 31, 2019, based on the definitions of total operating expenses, net income and average invested assets in our charter, our total operating expenses were approximately $48.2 million, we had a net loss of approximately $35.3 million and our average invested assets were approximately $895.4 million. For the four consecutive quarters ended December 31, 2019, our total operating expenses represented approximately 5.4% of average invested assets. Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. The conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified given that we chose to terminate our advisory agreement with our prior external advisor and were contractually obligated to pay them a performance fee due upon termination.

Our Policy Regarding Transactions with Related Persons

Our charter requires the conflicts committee to review and approve all transactions between us and our advisor, any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to the Compliance Officer, currently our Chief Financial Officer, via the Ethics Hotline, or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons

The conflicts committee has reviewed the material transactions between our affiliates and us since the beginning of 2019 as well as any such currently proposed material transactions. Set forth below is a description of such transactions and the conflicts committee’s report on their fairness.

As described further below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Keith D. Hall and Peter McMillan III control and indirectly own Pacific Oak Holding Group, LLC, our sponsor since November 1, 2019. Pacific Oak Holding is the sole owner of Pacific Oak Capital Advisors, LLC, our advisor since November 1, 2019. Messrs. Hall and McMillan are also two of our executive officers and directors.

In addition, along with Charles J. Schreiber, Jr., Keith D. Hall and Peter McMillan III control and indirectly own KBS Holdings LLC, our sponsor prior to November 1, 2019. KBS Holdings is the sole owner of KBS Capital Advisors LLC, our advisor prior to November 1, 2019, and KBS Capital Markets Group LLC, the entity that acted as the dealer manager of our now-terminated primary initial public offering.

Our Relationships with KBS Capital Advisors and Pacific Oak Capital Advisors. From our inception through October 31, 2019, KBS Capital Advisors provided day-to-day management of our business. Among the services provided by KBS Capital Advisors under the terms of the KBS Capital Advisors advisory agreement were the following:

•	finding, presenting and recommending investment opportunities to us consistent with our investment policies and objectives;

•	making investment decisions for us, subject to the limitations in our charter and the direction and oversight of our board of directors;

•	acquiring investments on our behalf;

•	sourcing and structuring our loan originations;

•	arranging for financing and refinancing of our investments;

•

formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, financing and refinancing, marketing, servicing and disposition of our investments;

•	engaging and supervising our agents;

•	performing administrative services and maintaining our accounting; and

•	assisting us with our regulatory compliance.

KBS Capital Advisors was subject to the supervision of the board of directors and only had such authority as we delegated to it as our agent. The advisory agreement with KBS Capital Advisors terminated on October 31, 2019, and we hired Pacific Oak Capital Advisors under substantially the same terms on November 1, 2019. Our advisory agreement with Pacific Oak Capital Advisors has a one-year term subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties.

From January 1, 2019 through the most recent date practicable, which was January 31, 2020, we compensated our then-current advisor as set forth below.

We incurred acquisition and origination fees payable to our advisor equal to 1.0% of the cost of investments acquired by us, or the amount funded by us to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments. Acquisition and origination fees relate to services provided in connection with the selection and acquisition or origination of real estate and real estate-related investments. From January 1, 2019 through January 31, 2020, our advisors and their affiliates incurred approximately $2.3 million of acquisition and origination fees.

In addition to acquisition and origination fees, we reimbursed our advisor for customary acquisition and origination expenses, whether or not we ultimately acquire the asset. From January 1, 2019 through January 31, 2020, our advisors and their affiliates did not incur any such costs on our behalf.

For asset management services, we paid our advisor a monthly fee. With respect to investments in loans and any investments other than real property, the asset management fee was a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment, inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the fees and expenses related to the acquisition or funding of such investment, as of the time of calculation. With respect to investments in real property, the asset management fee was a monthly fee equal to one-twelfth of 0.75% of the sum of the amount paid or allocated to acquire the investment, plus the cost of any subsequent development, construction or improvements to the property, and inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment, inclusive of our proportionate share of any fees and expenses related thereto. From January 1, 2019 through January 31, 2020, our asset management fees totaled $8.8 million.

Under the advisory agreements, our advisors and their affiliates had the right to seek reimbursement from us for all costs and expenses they incurred in connection with their provision of services to us, including our allocable share of our advisor’s overhead, such as rent, employee costs, utilities and information technology costs. Our advisor was permitted to seek reimbursement for employee costs under the advisory agreement. Commencing July 1, 2010, we have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. However, we did not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earned acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates paid to our executive officers. From January 1, 2019 through January 31, 2020, we reimbursed our advisors for an additional $0.2 million of operating expenses.

For substantial assistance in connection with the sale of properties or other investments, we paid our advisor or its affiliates 1.0% of the contract sales price of each loan, debt-related security, real property or other investment sold (including residential or commercial mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction); provided, however, that if in connection with such disposition, commissions are paid to third parties unaffiliated with our advisor, the fee paid to our advisor and its affiliates could not exceed the commissions paid to such unaffiliated third parties, and provided further that the disposition fees paid to our advisor, its affiliates and unaffiliated third parties could not exceed 6.0% of the contract sales price. From January 1, 2019 through January 31, 2020, we incurred approximately $1.6 million of disposition fees.

Subordinated Performance Fee Due Upon Termination

We and KBS Capital Advisors agreed to terminate our advisory agreement effective October 31, 2019. In connection with that agreement, we agreed to pay KBS Capital Advisors a subordinated performance fee due upon termination in the form of restricted shares of our common stock (“Restricted Shares”), to be paid to KBS Capital Advisors upon the filing of this Annual Report on Form 10-K. The number of restricted shares to be awarded has been set at 3,411,737 shares. This termination payout value to KBS Capital Advisors (the “KBS Termination Fee Value”) was determined based on our performance from inception through September 30, 2018. In other words, it was based on our participation fee potential liability to KBS Capital Advisors calculated with respect to the November 12, 2018 estimated value per share. As a result, when we hired Pacific Oak Capital Advisors as our new advisor on November 1, 2019, we agreed to a participation fee that was based on our performance from September 30, 2018. The Restricted Shares vest on November 1, 2021. Within 60 days from vesting of the Restricted Shares, we will redeem 50% of the Restricted Shares, with the amount of the cash payment per share determined based on the then most recent net asset value of the shares (which shall not be more than six months old). The remaining vested Restricted Shares (the “Remaining Shares”) shall not be eligible for redemption under our share redemption program unless the we have satisfied all outstanding redemption requests from other stockholders, provided that (a) this restriction may be waived in certain situations, such as upon a change of control of our company and (b) notwithstanding the foregoing, within 60 days after November 1, 2024, we shall be required to redeem any Remaining Shares, separate and outside of any general stockholder share redemption program, at the then most recent net asset value per share (which shall not be more than six months old), provided that such outstanding shares are owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, and provided further that pursuant to this clause (b) we will only be required to redeem that number Remaining Shares which, when added to any previously redeemed Remaining Shares owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, does not exceed two-thirds of the total number of Remaining Shares.

We also agreed with KBS Capital Advisors and Pacific Oak Capital Advisors that with respect to any fiscal quarter that any matter related to the award of Restricted Shares results in a company expense that falls within the definition of Total Operating Expenses (as defined in our charter), if Total Operating Expenses for the four consecutive fiscal quarters then ended exceed the 2%/25% Guidelines (as defined in our charter), then our conflicts committee will determine an Excess Amount (as defined in our charter) is justified, based on unusual and non-recurring factors that it deems sufficient, in an amount sufficient (a) to allow the portion of Total Operating Expenses for the four consecutive fiscal quarters then ended comprised of the Restricted Shares expenses to be paid or incurred by the company without reimbursement by the Advisor (as defined in our charter) and (b) to allow any other portion of Total Operating Expenses for the four consecutive fiscal quarters then ended to be paid or incurred by the company without reimbursement by the Advisor, to the extent such portion alone (i.e., that portion of Total Operating Expenses exclusive of the Restricted Shares expenses) would not have exceeded the 2%/25% Guidelines.

Subordinated Participation in Net Cash Flows (payable only if we are not listed on a national exchange)

After investors in our offerings have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption program, (ii) a 7.0% per year cumulative, noncompounded return on such net invested capital, and (iii) the value of the KBS Termination Fee Payout, Pacific Oak Capital Advisors is entitled to receive 15.0% of our net cash flows, whether from continuing operations, net sale proceeds or otherwise. Net sales proceeds means the net cash proceeds realized by us after deduction of all expenses incurred in connection with a sale, including disposition fees paid to Pacific Oak Capital Advisors. The 7.0% per year cumulative, noncompounded return on net invested capital is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for Pacific Oak Capital Advisors to participate in our net cash flows. In fact, if Pacific Oak Capital Advisors is entitled to participate in our net cash flows, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return. This fee is payable only if we are not listed on an exchange.

Subordinated Incentive Listing Fee (payable only if we are listed on a national exchange)

Upon listing our common stock on a national securities exchange, Pacific Oak Capital Advisors is entitled to a fee equal to 15.0% of the amount by which the market value of our outstanding stock plus distributions paid by us (including distributions that may constitute a return of capital for federal income tax purposes) prior to listing exceeds the aggregate of (i) the sum of our stockholders’ net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption program, and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return on such amount and (ii) the KBS Termination Fee Payout. The 7.0% per year cumulative, noncompounded return on net invested capital is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for Pacific Oak Capital Advisors to receive the listing fee. In fact, if Pacific Oak Capital Advisors is entitled to the listing fee, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return.

Subordinated Performance Fee Due Upon Termination

In accordance with the new advisory agreement with Pacific Oak Capital Advisors, if the advisory agreement is terminated or not renewed, other than for cause, our advisor is entitled to receive a participation fee equal to (A) 15.0% of our net cash flows, whether from continuing operations, net sale proceeds or otherwise, after our stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption program, and (ii) a 7.0% per year cumulative, noncompounded return on such net invested capital from our inception, less (B) the KBS Termination Fee Payout. Net sales proceeds means the net cash proceeds realized by us after deduction of all expenses incurred in connection with a sale, including disposition fees paid to our advisor. The 7.0% per year cumulative, noncompounded return on net invested capital from our inception is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for our advisor to participate in our net cash flows. In fact, if our advisor is entitled to participate in our net cash flows, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return. This fee is payable only if we are not listed on an exchange.

Insurance

On January 6, 2014, we, together with KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), POSOR II, our former dealer manager, our former advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. In June 2015, KBS Growth & Income REIT, Inc. (”KBS Growth & Income REIT”) was added to the insurance program at terms similar to those described above. At renewal in June 2018, we, along with Pacific Oak Strategic Opportunity REIT II and KBS Legacy Partners Apartment REIT elected to cease participation in the program and obtain separate insurance coverage. We, together with Pacific Oak Strategic Opportunity REIT II, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each REIT covered by the program, and is billed directly to each REIT. The program is effective through June 30, 2020.

Singapore Transactions

On October 24, 2017, we (through certain subsidiaries) entered into a Portfolio Purchase and Sale Agreement and Escrow Instructions (the “Purchase Agreement”) pursuant to which we agreed to sell, subject to certain closing conditions, the Singapore Portfolio to various subsidiaries of Keppel Pacific Oak US REIT, previously known as Keppel-KBS US REIT, a newly formed Singapore real estate investment trust (the “SREIT”) that intended to list (and subsequent did list, as described below) on the Singapore Stock Exchange (the “Singapore Transaction”). The agreed purchase price of the Singapore Portfolio was $804 million. The Singapore Portfolio consisted of the following properties: 1800 West Loop, Westech 360 (part of the Austin Suburban Portfolio), Great Hills Plaza (part of the Austin Suburban Portfolio), Westmoor Center, Iron Point Business Park, the Plaza Buildings, Bellevue Technology Center, Northridge Center I and II, West Loop I and II, Powers Ferry Landing East, and Maitland Promenade II.

The SREIT is externally managed by a joint venture (the “Manager”) between (i) an entity in which Keith D. Hall, our Chief Executive Officer and a director, and Peter McMillan III, our President and Chairman of the Board of Directors, have an indirect ownership interest and (ii) Keppel Capital Holding Pte. Ltd., which is not affiliated with us or our management. As described in more detail below, the SREIT is expected to pay certain purchase and sale commissions and asset management fees to the Manager in exchange for the provision of certain management services.

On November 2, 2017, Pacific Oak SOR Properties, LLC (“Pacific Oak SORP”), an indirect wholly owned subsidiary of ours, entered into an underwriting agreement (the “Underwriting Agreement”) with respect to the initial public offering of units of the SREIT. The Underwriting Agreement was entered into with the Manager, KBS Pacific Advisors Pte. Ltd., Keppel Capital Holdings Pte. Ltd., GKP Holding LLC, Keppel Capital Investment Holdings Pte. Ltd., DBS Bank Ltd., Merrill Lynch (Singapore) Pte. Ltd., Citigroup Global Markets Singapore Pte. Ltd., and Credit Suisse (Singapore) Limited. KBS Pacific Advisors Pte. Ltd. and GKP Holding LLC are affiliated with the Manager and entities in which Keith D. Hall, our Chief Executive Officer and a director, and Peter McMillan III, our President and Chairman of the board of directors, have ownership and economic interests.

Pursuant to the Underwriting Agreement, the underwriters agreed to procure subscriptions, or subscribe themselves, for an aggregate of 262,772,400 units in the SREIT, at a price of $0.88 per unit (the “IPO Price”), in connection with the Singapore Transaction. Other parties agreed to subscribe for units separately, including Pacific Oak SORP, which, on October 25, 2017, entered into a subscription agreement with the Manager in which it agreed to purchase 59,713,600 units at the IPO Price (the “Pacific Oak SORP Owned Units”) in connection with the initial public offering. Pursuant to the Underwriting Agreement, Pacific Oak SORP granted the underwriters an over-allotment option (the “Over-Allotment Option”) in which it agreed to sell the underwriters up to 15,714,100 of the Pacific Oak SORP Owned Units at the IPO Price, for up to 30 days after the listing. Separately, Pacific Oak SORP agreed to lend the underwriters certain of its Pacific Oak SORP Owned Units for stabilizing transactions following the listing of the SREIT pursuant to a unit lending agreement entered into on November 2, 2017 with the Manager and Merrill Lynch (Singapore) Pte. Ltd. Pursuant to lock-up letters from us and certain of our subsidiaries delivered to the underwriters on November 2, 2017, we and our subsidiaries agreed not to sell, pledge or transfer any of our Pacific Oak SORP Owned Units (other than pursuant to the Over-Allotment Option or lending for stabilizing transactions pursuant to the unit lending agreement described above) for six months following the initial public offering, and not to sell, pledge or transfer 50% of the Pacific Oak SORP Owned Units for 12 months following the initial public offering.

On November 8, 2017, we completed the sale of the Singapore Portfolio to the SREIT. The closing date of the initial public offering and the listing of the SREIT both occurred on November 8, 2017. The sale price of the Singapore Portfolio was $804 million, before third-party closing costs of approximately $7.7 million and excluding any disposition fees payable to our advisor. The sale price for the Singapore Portfolio was primarily determined based on real estate valuations performed by independent third-party valuation firms. The $804 million purchase price for the 11 properties in the Singapore Portfolio is slightly above the aggregate appraised values for the 11 properties used in our prior estimated value per share determined as of December 8, 2016. As of September 30, 2017, the properties in the Singapore Portfolio had a cumulative carrying value of $546.5 million. We avoided significant third-party closing costs by selling the Singapore Portfolio to the SREIT in connection with its initial public offering on the Singapore Stock Exchange compared to selling the properties, whether individually or as a portfolio, in a typical sales transaction, which represents significant savings to us for a disposition of this size. In connection with the Singapore Transaction, we repaid $401.7 million of outstanding debt secured by the properties in the Singapore Portfolio. We used approximately $52.5 million of the proceeds to acquire units in the SREIT representing a 9.5% ownership interest.

The underwriters exercised the Over-Allotment Option in full, and on December 15, 2017, purchased 15,714,100 of the Pacific Oak SORP Owned Units from us at the IPO Price. As a result of the Over-Allotment Option, we owned 43,999,500 units of the SREIT, representing a 7.0% ownership interest.

On November 30, 2018, we sold a portfolio of 21 office/flex/industrial buildings containing a total of 778,472 rentable square feet located on approximately 41 acres of land in Redmond, Washington (the “Westpark Portfolio”) to the SREIT. The sale price, net of closing credits, of the Westpark Portfolio was $166.4 million, before third-party closing costs of approximately $3.2 million and excluding any disposition fees payable to KBS Capital Advisors. On November 26, 2018, the SREIT issued an aggregate of 186,236,224 common units of the SREIT as a result of their renounceable and underwritten rights issue. We purchased 12,979,852 common units of the SREIT for $6.5 million in connection with this offering, maintaining our 7% ownership interest.

On November 1, 2019, we sold an office property consisting of two buildings containing a total of 445,317 rentable square feet in Irving, Texas (“125 John Carpenter”) to the SREIT. The sale price, net of closing credits, of 125 John Carpenter was $99.8 million, before third-party closing costs of approximately $0.2 million and excluding any disposition fees payable to Pacific Oak Capital Advisors. Prior to the sale of 125 John Carpenter, we owned 56,979,352 common units of the SREIT, representing a 6.89% ownership interest. On October 29, 2019, we purchased 7,186,000 common units of the SREIT for $5.2 million in connection with a private placement to institutional and other investors, maintaining its 6.89% ownership interest.

The interests of Messrs. Hall and McMillan in the SREIT are described below. Messrs. Hall and McMillan collectively own two-thirds of KBS Pacific Advisors, LLC, which owns 50% of the Manager. The other 50% ownership stake in the Manager was acquired by Keppel Capital Holding Pte. Ltd. for $27.5 million, which amount was distributed in its entirety to KBS Pacific Advisors, LLC. The Manager will receive the following fees from the SREIT:

•

Management Fee – The Manager’s management fee comprises a base fee and a performance fee, which make up a substantial portion of the Manager’s total remuneration for the provision of on-going management services to the SREIT. The base fee equals 10% per year of the SREIT “annual distributable income,” which is calculated before accounting for the base fee and the performance fee. The performance fee is generally equal to 25% of the growth in the SREIT’s distributions per unit of common equity from one year to the next (calculated after accounting for the base fee but before accounting for the performance fee). For the year ended December 31, 2019, the SREIT incurred $5.1 million related to the management fee.

•

Acquisition Fee and Divestment Fee – The Manager will also receive an acquisition fee and a divestment fee from the SREIT. The acquisition fee will generally equal 1% of purchase price of the assets acquired by the SREIT and the divestment fee will generally equal 0.5% of the sale price of the assets disposed of by the SREIT. For the year ended December 31, 2019, the SREIT incurred $1.0 million related to the acquisition fee and did not incur a divestment fee.

Battery Point Restructuring

On October 28, 2016, we, through an indirect wholly owned subsidiary, agreed to invest up to $25,000,000 in Battery Point Trust, LLC (“Battery Point LLC”) through the purchase of Series B Preferred Equity Units (the “Series B Preferred Units”). On May 12, 2017, we and Battery Point LLC agreed to limit our investment to $17,500,000 worth of Series B Preferred Units. We invested the full $17,500,000 in stages. During 2018, $4,500,000 was repaid to us. On June 29, 2018, Battery Point LLC was converted into Battery Point Trust, Inc. (“Battery Point”) and our Series B Preferred Units were converted into Series B Preferred Shares (the “Series B Preferred Shares”). The Series B Preferred Shares are entitled to the same rights and protections as were the Series B Preferred Units. The Series B Preferred Shares pay a quarterly dividend of 12% and had an outside maturity date of October 28, 2019.

On March 20, 2019, we, through an indirect wholly owned subsidiary, entered into a redemption agreement for the Battery Point Series B Preferred Units. The redemption agreement resulted in the redemption of 13,000 Series B Preferred Units with a per-unit price of $1,000. We received $8.6 million, of which $0.9 million relates to accrued interest and an exit fee. In addition, we received 210,000 Battery Point Series A-3 Preferred Units with a per-unit price of $25.

On March 20, 2019, Pacific Oak Battery Point Holdings, LLC, a real estate asset management company formed in 2019, and its family of companies (collectively, “Pacific Oak”), acquired all the common equity interests in BPT Holdings, LLC (“Battery Point Holdings”). Battery Point Holdings owns (a) the common stock in Battery Point, (b) all the service entities that provide advisory, servicing and property management services to Battery Point Holdings generally named “DayMark”, and (c) 40% of additional DayMark entities that purchase, renovate, lease and sell single-family residential homes to Battery Point. As owner of Battery Point Holdings,

Pacific Oak is responsible for funding the ongoing operations of Battery Point Holdings and its subsidiaries. The affiliated DayMark service entities are paid annual asset management fees equal to 1.5% of the gross asset value of Battery Point, annual property management fees equal to 8% of tenants’ rents received by Battery Point, and acquisition fees of 1% of the gross purchase price of properties acquired. The affiliated DayMark service entities also receive fees from tenants upon execution of leases and a 1% commission from sellers of properties into the program, if it acts as the broker for the seller. Pacific Oak is a group of companies founded and owned by Keith D. Hall, our Chief Executive Officer and a director, and Peter McMillan III, our President and Chairman of the Board of Directors. During the year ended December 31, 2019, we purchased an additional 430,000 shares of Battery Point Series A-3 Preferred Units from Battery Point Holdings and affiliated entities for an aggregate amount of $10.8 million. As of December 31, 2019, we had 640,000 Battery Point Series A-3 Preferred Units with a per-unit price of $25.

Pacific Oak Opportunity Zone Fund I

During the year ended December 31, 2019, we acquired 91 Class A Units for $20.6 million in the Pacific Oak Opportunity Zone Fund I, LLC. Pacific Oak Opportunity Zone Fund I is sponsored by Pacific Oak Holding. Pacific Oak Capital Advisors is entitled to certain fees in connection with the fund. The fund will pay an acquisition fee equal to 1.5% of the purchase price of each asset (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) with a purchase price less than or equal to $25.0 million plus 1.0% of the purchase price in excess of $25.0 million; a quarterly asset management fee equal to 0.25% of the total purchase price of all assets (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) as of the end of the applicable quarter; and a financing fee equal to 0.5% of the original principal amount of any indebtedness they incur (reduced by any financing fee previously paid with respect to indebtedness being refinanced). In the case of investments made through joint ventures, the fees above will be determined based on our proportionate share of the investment. Pacific Oak is also entitled to certain distributions paid by the Pacific Oak Opportunity Zone Fund I after the Class A Members have received their preferred return. These fees and distributions have been waived for our $20.6 million investment.

Currently Proposed Transactions

On January 22, 2020, we filed a registration statement on Form S-11 with the SEC to offer up to $1 billion in additional shares of our common stock. This new registration statements contemplates a proposed conversion of our company to a perpetual-life net asset value or “NAV” REIT that offers and sells shares of our common stock continuously through a number of distribution channels in ongoing public offerings, and seeks to provide increased liquidity to current and future stockholders through an expansion of our current share redemption program. See “Proposed NAV REIT Conversion” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

On February 19, 2020, we, Pacific Oak SOR II, LLC, an indirect subsidiary of ours (“Merger Sub”), and Pacific Oak Strategic Opportunity REIT II, Inc. (“POSOR II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, POSOR II will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of ours. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of POSOR II shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of POSOR II’s common stock (or a fraction thereof), $0.01 par value per share (the “POSOR II Common Stock”), will be converted into the right to receive 0.9643 shares of our common stock, par value $0.01 per share. The combined company after the Merger (the “Combined Company”) will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. See “Proposed Merger” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

Conflicts Committee Determination

The conflicts committee has examined the fairness of the transactions described above, and has determined that all such transactions are fair and reasonable to us. The conflicts committee has also determined that the policies set forth in this Report of the Conflicts Committee are in the best interests of our stockholders because they provide us with the highest likelihood of achieving our investment objectives.

March 25, 2020	The Conflicts Committee of the Board of Directors:
Eric J. Smith (Chairman), William M. Petak and Kenneth G. Yee

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Independent Registered Public Accounting Firm

During the year ended December 31, 2019, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young has served as our independent registered public accounting firm since our formation.

Pre-Approval Policies

In order to ensure that the provision of such services does not impair the independent registered public accounting firms independence, the audit committee charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent registered public accounting firm, as well as all permitted non-audit services. In determining whether or not to pre-approve services, the audit committee considers whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by our independent registered public accounting firm, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

For the years ended December 31, 2019 and 2018, all services rendered by Ernst & Young were pre-approved in accordance with the policies and procedures described above.

Principal Independent Registered Public Accounting Firm Fees

The audit committee reviewed the audit and non-audit services performed by Ernst & Young, as well as the fees charged by Ernst & Young for such services. In its review of the non-audit service fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Ernst & Young. The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by Ernst & Young for the years ended December 31, 2019 and 2018, are set forth in the table below.

	2019	2018
Audit Fees	$772,000	$652,000
Audit-related fees	438,000	497,000
Tax fees	338,000	311,000
All other fees	—	2,000

Total	$1,548,000	$1,462,000

For purposes of the preceding table, Ernst & Young’s professional fees are classified as follows:

•

Audit fees – These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by Ernst & Young in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

•

Audit-related fees – These are fees for assurance and related services that traditionally are performed by independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements, such as due diligence related to acquisitions and disposition, attestation services that are not required by statute or regulation, internal contact reviews and consultation concerning financial accounting and reporting standards.

•	Tax fees – These are fees for all professional services performed by professional staff in our independent registered public accounting firm’s tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.

•	All other fees – These are fees for any services not included in the above-described categories.

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)	Financial Statement Schedules

See the Index to Financial Statements at page F-1 of this report.

The following financial statement schedule is included herein at pages F-50 through F-51 of this report:

Schedule III – Real Estate Assets and Accumulated Depreciation and Amortization

(b)	Exhibits

Ex.	Description

2.1	Agreement and Plan of Merger, dated as of February 19, 2020, by and among Pacific Oak Strategic Opportunity REIT, Inc., Pacific Oak SOR II, LLC and Pacific Oak Strategic Opportunity REIT II, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed February 20, 2020

3.1	Second Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed February 4, 2010

3.2	Articles of Amendment, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed November 1, 2019

3.3	Articles of Amendment, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 23, 2019

3.4	Third Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed November 1, 2019

4.1	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates), incorporated by reference to Exhibit 4.2 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11, Commission File No. 333-156633

4.2	Fifth Amended and Restated Dividend Reinvestment Plan, incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015, filed May 14, 2015

4.3	Description of Capital Stock

10.1	Advisory Agreement, by and between the Company and Pacific Oak Capital Advisors, LLC, dated November 1, 2019, incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019, filed November 8, 2019

10.2	Deed of Trust, between KBS SOR (BVI) Holdings, Ltd. and Reznik Paz Nevo Trusts Ltd., incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016, filed May 11, 2016

10.3	Amended and Restated Building Loan Agreement, between 110 William Property Investors III, LLC and Invesco CMI Investments, L.P., dated as of March 7, 2019, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.4	Senior Loan Agreement, between 110 William Property Investors III, LLC and Invesco CMI Investments, L.P., dated as of March 7, 2019, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

Ex.	Description

10.5	Mezzanine Loan Agreement between, 110 William Mezz III, LLC and Invesco CMI Investments, L.P., dated as of March 7, 2019, incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.6	Mezzanine Loan Promissory Note, between 110 William Mezz III, LLC and Invesco CMI Investments, L.P., dated as of March 7, 2019, incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.7	Senior Loan Consolidated, Amended and Restated Promissory Note, between 110 William Property Investors III, LLC and Invesco CMI Investments, L.P., dated as of March 7, 2019, incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.8	Building Loan Consolidated, Amended and Restated Mortgage, Assignment of Leases and Rents and Security Agreement, between 110 William Property Investors III, LLC and Invesco CMI Investments, L.P., dated as of March 7, 2019, incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.9	Building Loan Consolidated, Amended and Restated Promissory Note, between 110 William Property Investors III, LLC and Invesco CMI Investments, L.P., dated March 7, 2019, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.10	Building Loan Gap Mortgage, between 110 William Property Investors III, LLC and Invesco CMI Investments, L.P., dated March 7, 2019, incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.11	Building Loan Gap Note, between 110 William Property Investors III, LLC and Invesco CMI Investments, L.P., dated March 7, 2019, incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.12	Senior Loan Consolidated, Amended and Restated Mortgage, Assignment of Leases and Rents and Security Agreement, between 110 William Property Investors III, LLC and Invesco CMI Investments, L.P., dated as of March 7, 2019, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.13	Senior Loan Gap Mortgage, between 110 William Property Investors III, LLC and Invesco CMI Investments, L.P., dated as of March 7, 2019, incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.14	Senior Loan Gap Note, between 110 William Property Investors III, LLC and Invesco CMI Investments, L.P., dated as of March 7, 2019, incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

10.15	Pledge and Security Agreement, between 110 William Mezz III, LLC and Invesco CMI Investments, L.P., dated as of March 7, 2019, incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed May 14, 2019

Ex.	Description

10.16	Side Letter, by and between the Company and KBS Capital Advisors LLC, dated December 17, 2019, incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-11, filed January 22, 2020

10.17	Amended and Restated Advisory Agreement, dated as of February 19, 2020, by and between Pacific Oak Strategic Opportunity REIT, Inc. and Pacific Oak Capital Advisors, LLC , incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 20, 2020

21.1	Subsidiaries of the Company

23.1	Consent of Ernst & Young LLP

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Eleventh Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed December 7, 2018

99.2	Consent of Colliers International Valuation of Advisory Services, LLC

99.3	Consent of Duff & Phelps, LLC

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Pacific Oak Strategic Opportunity REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pacific Oak Strategic Opportunity REIT, Inc. (formerly known as KBS Strategic Opportunity REIT, Inc.) (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the Index at Item 15(a), Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for real estate equity securities in 2018.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.

Irvine, California

March 26, 2020

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2019	2018
Assets
Real estate held for investment, net	$759,479	$552,974
Real estate held for sale, net	—	128,146
Real estate equity securities	81,439	73,876
Real estate debt securities, net	—	10,859

Total real estate and real estate-related investments, net	840,918	765,855
Cash and cash equivalents	76,492	152,385
Restricted cash	12,002	10,342
Investments in unconsolidated entities	78,276	44,869
Rents and other receivables, net	16,593	10,876
Above-market leases, net	2,973	3,377
Prepaid expenses and other assets	13,988	11,782
Assets related to real estate held for sale, net	—	5,503

Total assets	$1,041,242	$1,004,989

Liabilities, mezzanine equity and equity
Notes and bonds payable, net
Notes and bonds payable, net	673,663	569,048
Notes payable related to real estate held for sale, net	—	86,424

Total notes and bonds payable, net	673,663	655,472
Accounts payable and accrued liabilities	21,329	19,506
Due to affiliate	1,635	36
Below-market leases, net	3,180	3,528
Liabilities related to real estate held for sale, net	—	1,477
Other liabilities	19,801	21,006
Redeemable common stock payable	829	10,000
Restricted stock payable	16,320	—

Total liabilities	736,757	711,025

Commitments and contingencies (Note 18)
Mezzanine equity
Restricted stock	12,089	—
Noncontrolling Series A Cumulative Convertible Redeemable Preferred Stock	15,008	—
Equity
Pacific Oak Strategic Opportunity REIT, Inc. stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 65,866,765 and 66,822,861 shares issued and outstanding as of December 31, 2019 and 2018, respectively	659	668
Additional paid-in capital	553,170	547,770
Cumulative distributions and net income	(277,196)	(256,984)

Total Pacific Oak Strategic Opportunity REIT, Inc. stockholders’ equity	276,633	291,454
Noncontrolling interests	755	2,510

Total equity	277,388	293,964

Total liabilities, mezzanine equity and equity	$1,041,242	$1,004,989

See accompanying notes to consolidated financial statements.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2019	2018	2017
Revenues:
Rental income	$81,363	$82,746	$129,265
Other operating income	5,327	5,021	7,136
Interest income from real estate debt securities	369	2,018	1,782
Dividend income from real estate equity securities	6,099	6,002	2,531

Total revenues	93,158	95,787	140,714

Expenses:
Operating, maintenance, and management	29,294	29,110	42,611
Real estate taxes and insurance	12,631	11,762	17,404
Asset management fees to affiliate	8,158	8,525	10,686
General and administrative expenses	7,456	7,784	5,983
Foreign currency transaction loss (gain), net	12,498	(10,141)	15,298
Depreciation and amortization	34,004	35,006	53,446
Interest expense	28,849	31,054	37,149
Other-than-temporary impairment of debt securities	—	2,500	—

Total expenses	132,890	115,600	182,577

Other income (loss):
Income from NIP	—	428	2,073
Equity in income (loss) of unconsolidated entities	6,621	(9,830)	(6,037)
Casualty-related loss	(506)	—	—
Other interest income	2,120	1,884	1,105
Gain (loss) on real estate equity securities	20,379	(19,010)	—
Gain on sale of real estate	34,077	80,594	255,935
Loss on extinguishment of debt	(1,106)	(493)	(478)
Transaction and related costs	(4,462)	—	—
Subordinated performance fee due upon termination to affiliate	(32,640)	—	—

Total other income, net	24,483	53,573	252,598

Net (loss) income before income taxes	(15,249)	33,760	210,735
Income tax benefit (provision)	68	(436)	(155)

Net (loss) income	(15,181)	33,324	210,580
Net (income) loss attributable to noncontrolling interests	(2,101)	222	64

Net (loss) income attributable to common stockholders	$(17,282)	$33,546	$210,644

Net (loss) income per common share, basic and diluted	$(0.26)	$0.57	$3.77

Weighted-average number of common shares outstanding, basic and diluted	66,443,585	58,738,732	55,829,708

See accompanying notes to consolidated financial statements.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,
	2019	2018	2017
Net (loss) income	$(15,181)	$33,324	$210,580
Other comprehensive income:
Unrealized gain on real estate securities	—	—	25,146

Total other comprehensive income	—	—	25,146

Total comprehensive (loss) income	(15,181)	33,324	235,726
Total comprehensive (income) loss attributable to noncontrolling interests	(2,101)	222	64

Total comprehensive (loss) income attributable to common stockholders	$(17,282)	$33,546	$235,790

See accompanying notes to consolidated financial statements.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Income	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amounts
Balance, December 31, 2016	56,775,767	$568	$455,373	$(162,289)	$—	$293,652	$1,898	$295,550
Net income (loss)	—	—	—	210,644	—	210,644	(64)	210,580
Other comprehensive income	—	—	—	—	25,146	25,146	—	25,146
Issuance of common stock	585,192	6	8,660	—	—	8,666	—	8,666
Transfers to redeemable common stock	—	—	(498)	—	—	(498)	—	(498)
Redemptions of common stock	(5,307,142)	(53)	(74,727)	—	—	(74,780)	—	(74,780)
Distributions declared	—	—	—	(203,809)	—	(203,809)	—	(203,809)
Other offering costs	—	—	(8)	—	—	(8)	—	(8)
Noncontrolling interests contributions	—	—	—	—	—	—	158	158
Distributions to noncontrolling interests	—	—	—	—	—	—	(22)	(22)

Balance, December 31, 2017	52,053,817	$521	$388,800	$(155,454)	$25,146	$259,013	$1,970	$260,983
Cumulative effect adjustments to retained earnings	—	—	—	27,618	(25,146)	2,472	—	2,472
Net income (loss)	—	—	—	33,546	—	33,546	(222)	33,324
Issuance of common stock	123,264	1	1,417	—	—	1,418	—	1,418
Stock distribution issued	25,976,746	259	277,951	—	—	278,210	—	278,210
Transfers from redeemable common stock	—	—	3,113	—	—	3,113	—	3,113
Redemptions of common stock	(11,330,966)	(113)	(123,500)	—	—	(123,613)	—	(123,613)
Distributions declared	—	—	—	(162,694)	—	(162,694)	—	(162,694)
Other offering costs	—	—	(11)	—	—	(11)	—	(11)
Noncontrolling interests contributions	—	—	—	—	—	—	762	762

Balance, December 31, 2018	66,822,861	$668	$547,770	$(256,984)	$—	$291,454	$2,510	$293,964
Net (loss) income	—	—	—	(17,282)	—	(17,282)	2,101	(15,181)
Issuance of common stock	84,248	1	834	—	—	835	—	835
Transfers from redeemable common stock	—	—	9,171	—	—	9,171	—	9,171
Redemptions of common stock	(1,040,344)	(10)	(10,018)	—	—	(10,028)	—	(10,028)
Distributions declared	—	—	—	(1,721)	—	(1,721)	—	(1,721)
Other offering costs	—	—	(27)	—	—	(27)	—	(27)
Restricted Stock	—	—	5,440	—	—	5,440		5,440
Adjustments to redemption value of mezzanine equity restricted stock	—	—	—	(1,209)	—	(1,209)	—	(1,209)
Noncontrolling interest contribution	—	—	—	—	—	—	13	13
Distributions to noncontrolling interests	—	—		—	—	—	(3,869)	(3,869)

Balance, December 31, 2019	65,866,765	$659	$553,170	$(277,196)	$—	$276,633	$755	$277,388

See accompanying notes to consolidated financial statements.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2019	2018	2017
Cash Flows from Operating Activities:
Net (loss) income	$(15,181)	$33,324	$210,580
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Loss due to property damages	—	964	668
Casualty-related loss	506	—	—
Equity in (income) loss of unconsolidated entities	(6,621)	9,830	6,037
Depreciation and amortization	34,004	35,006	53,446
Other-than-temporary impairment of debt securities	—	2,500	—
(Gain) loss on real estate equity securities	(20,379)	19,010	—
Gain on real estate sale	(34,077)	(80,594)	(255,935)
Loss on extinguishment of debt	1,106	493	478
Subordinated performance fee due upon termination	32,640	—	—
Unrealized loss on interest rate caps	50	142	105
Deferred rent	(4,078)	(4,736)	(2,416)
Bad debt expense	—	161	724
Amortization of above- and below-market leases, net	(1,091)	(1,152)	(2,575)
Amortization of deferred financing costs	3,606	3,640	4,363
Interest accretion on real estate debt securities	(13)	(108)	(565)
Net amortization of (premium) and discount on bond and notes payable	(99)	61	49
Foreign currency transaction loss (gain), net	12,498	(10,141)	15,298
Changes in assets and liabilities:
Rents and other receivables	(1,548)	(1,801)	(1,810)
Prepaid expenses and other assets	(5,137)	(7,375)	(5,995)
Accounts payable and accrued liabilities	(2,334)	3,387	(4,270)
Due to affiliates	1,606	10	(29)
Other liabilities	386	(478)	(4,721)

Net cash (used in) provided by operating activities	(4,156)	2,143	13,432

Cash Flows from Investing Activities:
Acquisitions of real estate	(90,266)	(312,348)	(165,465)
Cash paid to acquire PORT, net of cash acquired	(46,864)	—	—
Improvements to real estate	(32,472)	(32,172)	(41,224)
Proceeds from sales of real estate, net	141,548	250,576	872,091
Reimbursement of construction costs	—	1,636	—
Insurance proceeds received for property damages	438	—	744
Purchase of interest rate caps	(28)	(163)	(107)
Purchase of foreign currency option	—	—	(3,434)
Proceeds from termination of foreign currency collars	—	—	6,557
Contributions to unconsolidated entities	(31,845)	(1,320)	—
Distribution of capital from unconsolidated entities	8,051	2,198	59,800
Investment in real estate equity securities	(15,224)	(30,609)	(43,308)
Proceeds from the sale of real estate equity securities	28,033	27,786	—
Investment in real estate debt securities, net	—	—	(12,514)
Proceeds from principal repayment on real estate debt securities	7,750	4,500	—
Proceeds for future development obligations	—	2,113	1,367
Funding of development obligations	(134)	(1,258)	(1,184)

Net cash (used in) provided by investing activities	(31,013)	(89,061)	673,323

Cash Flows from Financing Activities:
Proceeds from notes and bonds payable	84,268	223,425	187,204
Principal payments on notes and bonds payable	(126,603)	(152,516)	(477,089)
Payments of deferred financing costs	(1,123)	(3,391)	(2,396)
Payments to redeem common stock	(10,028)	(123,613)	(74,780)
Payment of prepaid other offering costs	(157)	(562)	(480)
Distributions paid	(886)	(70,980)	(7,229)
Noncontrolling interests contributions	13	762	158
Distributions to noncontrolling interests	(3,869)	—	(22)
Proceeds for noncontrolling preferred stock, net	15,008	—	—
Other financing proceeds, net	1,822	—	—

Net cash used in financing activities	(41,555)	(126,875)	(374,634)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,491	(662)	611

Net (decrease) increase in cash, cash equivalents and restricted cash	(74,233)	(214,455)	312,732
Cash, cash equivalents and restricted cash, beginning of period	162,727	377,182	64,450

Cash, cash equivalents and restricted cash, end of period	$88,494	$162,727	$377,182

See accompanying notes to consolidated financial statements.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

1.	ORGANIZATION

Pacific Oak Strategic Opportunity REIT, Inc. (formerly known as KBS Strategic Opportunity REIT, Inc.) (the “Company”) was formed on October 8, 2008 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010. The Company conducts its business primarily through Pacific Oak Strategic Opportunity (BVI) Holdings, Ltd. (“Pacific Oak Strategic Opportunity BVI”), a private company limited by shares according to the British Virgin Islands Business Companies Act, 2004, which was incorporated on December 18, 2015 and is authorized to issue a maximum of 50,000 common shares with no par value. Upon incorporation, Pacific Oak Strategic Opportunity BVI issued one certificate containing 10,000 common shares with no par value to Pacific Oak Strategic Opportunity Limited Partnership (the “Operating Partnership”), a Delaware limited partnership formed on December 10, 2008. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. Pacific Oak Strategic Opportunity Holdings, LLC (“REIT Holdings”), a Delaware limited liability company formed on December 9, 2008, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings.

Subject to certain restrictions and limitations, the business of the Company was externally managed by KBS Capital Advisors LLC (“KBS Capital Advisors”), an affiliate of the Company, pursuant to an advisory agreement the Company renewed with KBS Capital Advisors on October 7, 2019. KBS Capital Advisors conducted the Company’s operations and managed its portfolio of real estate and other real estate-related investments. On October 31, 2019, KBS Capital Advisors ceased to serve as the Company’s advisor or have any advisory responsibility to the Company immediately following the filing of the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2019 (filed November 8, 2019) with the Securities and Exchange Commission (the “SEC”). On November 1, 2019, the Company entered into an advisory agreement with Pacific Oak Capital Advisors, LLC (the “Advisor”). The new advisory agreement is effective as of November 1, 2019 through November 1, 2020; however the Company may terminate the advisory agreement without cause or penalty upon providing 30 days’ written notice and the Advisor may terminate the new advisory agreement without cause or penalty upon providing 90 days’ written notice. The terms of the advisory agreement are consistent with those of the advisory agreement that was previously in effect with KBS Capital Advisors, except as discussed in Note 11.

On January 8, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public (the “Offering”), of which 100,000,000 shares were registered in a primary offering and 40,000,000 shares were registered to be sold under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on November 20, 2009. The Company ceased offering shares of common stock in its primary offering on November 14, 2012 and continues to offer shares under its dividend reinvestment plan.

The Company sold 56,584,976 shares of common stock in its primary offering for gross offering proceeds of $561.7 million. As of December 31, 2019, the Company had sold 6,827,324 shares of common stock under its dividend reinvestment plan for gross offering proceeds of $76.3 million. Also, as of December 31, 2019, the Company had redeemed 23,819,074 shares for $285.4 million. As of December 31, 2019, the Company had issued 25,976,746 shares of common stock in connection with special dividends. Additionally, on December 29, 2011 and October 23, 2012, the Company issued 220,994 shares and 55,249 shares of common stock, respectively, for $2.0 million and $0.5 million, respectively, in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

On March 2, 2016, Pacific Oak Strategic Opportunity BVI filed a final prospectus with the Israel Securities Authority for a proposed offering of up to 1,000,000,000 Israeli new Shekels of Series A debentures (the “Debentures”) at an annual interest rate not to exceed 4.25%. On March 1, 2016, Pacific Oak Strategic Opportunity BVI commenced the institutional tender of the Debentures and accepted application for 842.5 million Israeli new Shekels. On March 7, 2016, Pacific Oak Strategic Opportunity BVI commenced the public tender of the Debentures and accepted 127.7 million Israeli new Shekels. In the aggregate, Pacific Oak Strategic Opportunity BVI accepted 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in both the institutional and public tenders at an annual interest rate of 4.25%. Pacific Oak Strategic Opportunity BVI issued the Debentures on March 8, 2016.

In connection with the above-referenced offering, on March 8, 2016, the Operating Partnership assigned to Pacific Oak Strategic Opportunity BVI all of its interests in the subsidiaries through which the Company indirectly owns all of its real estate and real estate-related investments. The Operating Partnership owns all of the issued and outstanding equity of Pacific Oak Strategic Opportunity BVI. As a result of these transactions, the Company now holds all of its real estate and real estate-related investments indirectly through Pacific Oak Strategic Opportunity BVI.

On February 16, 2020, Pacific Oak Strategic Opportunity BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures (the “Series B Debentures”) to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

As of December 31, 2019, the Company consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property and three investments in undeveloped land with approximately 1,000 developable acres, one residential home portfolio consisting of 993 single-family homes and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership, Pacific Oak Strategic Opportunity BVI and their direct and indirect wholly owned subsidiaries, and joint ventures in which the Company has a controlling interest and VIEs in which the Company is the primary beneficiary. All significant intercompany balances and transactions are eliminated in consolidation.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Reclassifications

Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of the prior period. During the year ended December 31, 2019, the Company disposed of one office building, one retail property and one apartment property. As a result, certain assets and liabilities were reclassified to held for sale on the consolidated balance sheets for all periods presented. Upon the adoption of the lease accounting standards of Topic 842 on January 1, 2019, the Company accounted for tenant reimbursements for property taxes, insurance and common area maintenance as variable lease payments and recorded these amounts as rental income on the statement of operations. For the years ended December 31, 2018 and 2017, the Company reclassified $2.2 million and $3.1 million of tenant reimbursement revenue for property taxes, insurance, and common area maintenance to rental income for comparability purposes.

Revenue Recognition

Real Estate

On January 1, 2019, the Company adopted the lease accounting standards under Topic 842 including the package of practical expedients for all leases that commenced before the effective date of January 1, 2019. Accordingly, the Company (i) did not reassess whether any expired or existing contracts are or contain leases, (ii) did not reassess the lease classification for any expired or existing lease, and (iii) did not reassess initial direct costs for any existing leases. The Company did not elect the practical expedient related to using hindsight to reevaluate the lease term. In addition, the Company adopted the practical expedient for land easements and did not assess whether existing or expired land easements that were not previously accounted for as leases under the lease accounting standards of Topic 840 are or contain a lease under Topic 842.

In addition, Topic 842 provides an optional transition method to allow entities to apply the new lease accounting standards at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. The Company adopted this transition method upon its adoption of the lease accounting standards of Topic 842, which did not result in a cumulative effect adjustment to the opening balance of retained earnings on January 1, 2019. The Company’s comparative periods presented in the financial statements will continue to be reported under the lease accounting standards of Topic 840.

In accordance with Topic 842, tenant reimbursements for property taxes and insurance are included in the single lease component of the lease contract (the right of the lessee to use the leased space) and therefore are accounted for as variable lease payments and are recorded as rental income on the Company’s statement of operations beginning January 1, 2019. In addition, the Company adopted the practical expedient available under Topic 842 to not separate nonlease components from the associated lease component and instead to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue recognition standard (Topic 606) and if certain conditions are met, specifically related to tenant reimbursements for common area maintenance which would otherwise be accounted for under the revenue recognition standard. The Company believes the two conditions have been met for tenant reimbursements for common area maintenance as (i) the timing and pattern of transfer of the nonlease components and associated lease components are the same and (ii) the lease component would be classified as an operating lease. Accordingly, tenant reimbursements for common area maintenance are also accounted for as variable lease payments and recorded as rental income on the Company’s statement of operations beginning January 1, 2019.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is determined to be probable and records amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that can be taken in the form of cash or a credit against the tenant’s rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

The Company leases apartment units and single-family homes under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. The Company recognizes rental revenue, net of concessions, on a straight-line basis over the term of the lease, when collectibility is determined to be probable.

In accordance with Topic 842, the Company makes a determination of whether the collectibility of the lease payments in an operating lease is probable. If the Company determines the lease payments are not probable of collection, the Company would fully reserve for any contractual lease payments, deferred rent receivable, and variable lease payments and would recognize rental income at the lesser of (1) on a straight-line basis or (2) cash received. Beginning January 1, 2019, these changes to the Company’s collectibility assessment are reflected as an adjustment to rental income. Prior to January 1, 2019, bad debt expense related to uncollectible accounts receivable and deferred rent receivable was included in operating, maintenance, and management expense in the statement of operations. Any subsequent changes to the collectibility of the allowance for doubtful accounts as of December 31, 2018, which was recorded prior to the adoption of Topic 842, are recorded in operating, maintenance, and management expense in the statement of operations.

Beginning January 1, 2019, the Company, as a lessor, records costs to negotiate or arrange a lease that would have been incurred regardless of whether the lease was obtained, such as legal costs incurred to negotiate an operating lease, as an expense and classify such costs as operating, maintenance, and management expense on the Company’s consolidated statement of operations, as these costs are no longer capitalizable under the definition of initial direct costs under Topic 842.

Sale of Real Estate

Prior to January 1, 2018, gains on real estate sold were recognized using the full accrual method at closing when collectibility of the sales price was reasonably assured, the Company was not obligated to perform

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

additional activities that may be considered significant, the initial investment from the buyer was sufficient and other profit recognition criteria had been satisfied. Gain on sales of real estate may have been deferred in whole or in part until the requirements for gain recognition had been met.

Effective January 1, 2018, the Company adopted the guidance of ASC 610-20, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to noncustomers of nonfinancial assets or in substance nonfinancial assets that do not meet the definition of a business. Generally, the Company’s sales of real estate would be considered a sale of a nonfinancial asset as defined by ASC 610-20.

ASC 610-20 refers to the revenue recognition standard (Topic 606). Under ASC 610-20, if the Company determines it does not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, the Company would derecognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. As a result of the adoption of ASC 610-20 on January 1, 2018, the Company recorded a cumulative effect adjustment to increase retained earnings by $2.5 million to recognize the deferred gain from the sale of 102 developable acres at Park Highlands that closed on May 1, 2017, as control of the sold acres had transferred to the buyers at closing.

As of December 31, 2018 and 2019, the Company had recorded contract liabilities of $3.1 million, respectively, related to deferred proceeds received from the buyers of the Park Highlands land sales and another developer for the value of land that was contributed to a master association that is consolidated by the Company, which was included in other liabilities on the accompanying consolidated balance sheets.

Real Estate Debt Securities

Interest income on the Company’s real estate debt securities is recognized on an accrual basis over the life of the investment using the interest method. Direct origination or acquisition fees and costs, as well as acquisition premiums or discounts, are amortized over the term of the securities as an adjustment to interest income. Income is recognized at an interest rate equivalent to the estimated yield on the real estate debt security, as calculated using the carrying value of the real estate debt security and the expected cash flows. Changes in estimated cash flows are recognized through an adjustment to the yield on the real estate debt security on a prospective basis. Projecting cash flows for these types of real estate debt securities requires a significant amount of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments. The Company places real estate debt securities on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a real estate debt security is placed on nonaccrual status, the Company reserves for any unpaid accrued interest and generally does not recognize subsequent interest income until cash is received, or the real estate debt security returns to accrual status. The Company will resume the accrual of interest if it determines that the collection of interest, according to the contractual terms of the real estate debt security, is probable.

Real Estate Equity Securities

Dividend income from real estate equity securities is recognized on an accrual basis based on eligible shares as of the ex-dividend date.

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December 31, 2019

Cash and Cash Equivalents

The Company recognizes interest income on its cash and cash equivalents as it is earned and records such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Land	N/A
Buildings	25-40 years
Building improvements	10-40 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination or an asset acquisition. If substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. For purposes of this test, land and buildings can be combined along with the intangible assets for any in-place leases and accordingly, most acquisitions of investment properties would not meet the definition of a business and would be accounted for as an asset acquisition. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value will be amortized to expense over the average remaining terms of the respective in-place leases, including any below-market renewal periods.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market

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information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using a discount that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

The Company records the fair value of debt assumed in an acquisition based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements.

The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment.

Direct investments in undeveloped land or properties without leases in place at the time of acquisition are accounted for as an asset acquisition. Acquisition fees and expenses are capitalized into the cost basis of an asset acquisition. Additionally, during the time in which the Company is incurring costs necessary to bring these investments to their intended use, certain costs such as legal fees, real estate taxes and insurance and financing costs are also capitalized.

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the

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estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record any impairment losses on its real estate and related intangible assets and liabilities during the years ended December 31, 2019, 2018 and 2017.

Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of the Company’s real estate and related intangible assets and liabilities and an overstatement of its net income.

Insurance Proceeds for Property Damages

The Company maintains an insurance policy that provides coverage for property damages and business interruption. Losses due to physical damages are recognized during the accounting period in which they occur, while the amount of monetary assets to be received from the insurance policy is recognized when receipt of insurance recoveries is probable. Losses, which are reduced by the related probable insurance recoveries, are recorded as operating, maintenance and management expenses on the accompanying consolidated statements of operations. Anticipated proceeds in excess of recognized losses would be considered a gain contingency and recognized when the contingency related to the insurance claim has been resolved. Anticipated recoveries for lost rental revenue due to property damages are also considered to be a gain contingency and recognized when the contingency related to the insurance claim has been resolved.

Real Estate Held for Sale and Discontinued Operations

The Company generally considers real estate to be “held for sale” when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale and its related assets are classified as “real estate held for sale” and “assets related to real estate held for sale,” respectively, for all periods presented in the accompanying consolidated financial statements. Notes payable and other liabilities related to real estate held for sale are classified as “notes payable related to real estate held for sale” and “liabilities related to real estate held for sale,” respectively, for all periods presented in the accompanying consolidated financial statements. Real estate classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less estimated costs to sell. Operating results and related gains on sale of properties that were disposed of or classified as held for sale in the ordinary course of business are included in continuing operations on the Company’s consolidated statements of operations.

Real Estate Debt Securities

The Company classifies its investment in real estate debt securities as held to maturity as the Company has the intent and ability to hold this investment until maturity. The Company’s real estate debt securities are recorded at amortized cost, net of other-than-temporary impairment (if any), and evaluated for other-than-temporary impairment at each balance sheet date. The amortized cost of a real estate debt security is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the real estate debt security. The amount

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of other-than-temporary impairment, if any, will be measured by comparing the amortized cost of the real estate debt security to the present value of the expected cash flows discounted at the real estate debt security’s effective interest rate, the real estate debt security’s observable market price, or the fair value of the collateral if the real estate debt security is collateral dependent and collection of principal and interest is not assured. If a real estate debt security is deemed to be other-than-temporarily impaired, the Company will record an other-than-temporary impairment on the consolidated statements of operations. During the year ended December 31, 2019, the Company converted all debt securities to Preferred Units and during the year ended December 31, 2018, the Company recorded an other-than-temporary impairment loss of $2.5 million related to its investment in real estate debt securities. See note 6, “Real Estate Debt Securities” for a further discussion on the other-than-temporary impairment loss recorded by the Company. The Company did not record any other-than-temporary impairment losses related to its real estate debt securities during the years ended December 31, 2019 and 2017.

Real Estate Equity Securities

The Company determines the appropriate classification for real estate equity securities at acquisition (on the trade date) and reevaluates such designation as of each balance sheet date. As of December 31, 2019 and 2018, the Company classified its investments in real estate equity securities as available-for-sale as the Company intends to hold the securities for the purpose of collecting dividend income and for longer term price appreciation. These investments are carried at their estimated fair value based on quoted market prices for the security, net of any discounts for restrictions on the sale of the security. Any discount for lack of marketability is estimated using an option pricing model. Transaction costs that are directly attributable to the acquisition of real estate equity securities are capitalized to its cost basis.

Prior to the Company’s adoption of ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU No. 2016-01”) on January 1, 2018, the Company classified its investments in real estate equity securities as available-for-sale and unrealized gains and losses were reported in accumulated other comprehensive income (loss). Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed out of accumulated other comprehensive income (loss) and the actual realized gain (loss) recognized in earnings. Effective January 1, 2018, unrealized gains and losses on real estate equity securities are recognized in earnings. Upon adoption of ASU No. 2016-01 on January 1, 2018, the Company recorded a $25.1 million cumulative effect adjustment to retained earnings related to the unrealized gain on real estate equity securities previously reported in accumulated other comprehensive income prior to January 1, 2018.

Investments in Unconsolidated Entities

Equity Method

The Company accounts for investments in unconsolidated joint venture entities in which the Company may exercise significant influence over, but does not control, using the equity method of accounting. Under the equity method, the investment is initially recorded at cost and subsequently adjusted to reflect additional contributions or distributions and the Company’s proportionate share of equity in the joint venture’s income (loss). The Company recognizes its proportionate share of the ongoing income or loss of the unconsolidated joint venture as equity in income (loss) of unconsolidated joint venture on the consolidated statements of operations. On a quarterly basis, the Company evaluates its investment in an unconsolidated joint venture for other-than-temporary impairments. The Company did not record any impairment losses related to its unconsolidated real

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estate joint ventures accounted for under the equity method during the years ended December 31, 2019, 2018 and 2017.

Equity Investment Without Readily Determinable Value

Prior to the adoption of ASU No. 2016-01 on January 1, 2018, the Company accounted for investments in unconsolidated joint venture entities in which the Company did not have the ability to exercise significant influence and had virtually no influence over partnership operating and financial policies using the cost method of accounting. Under the cost method, income distributions from the partnership were recognized in other income. Distributions that exceed the Company’s share of earnings were applied to reduce the carrying value of the Company’s investment and any capital contributions increased the carrying value of the Company’s investment. On a quarterly basis, the Company evaluated its cost method investment in an unconsolidated joint venture for other-than-temporary impairments. The fair value of a cost method investment was not estimated if there were no identified events or changes in circumstances that indicated a significant adverse effect on the fair value of the investment. The Company did not record any impairment losses related to its unconsolidated real estate joint ventures accounted for under the cost method during the year ended December 31, 2017.

In accordance with ASU No. 2016-01, the Company may elect to measure an equity investment without a readily determinable value that does not qualify for the practical expedient to estimate fair value using the net asset value per share, at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company elected to measure its investment in the NIP Joint Venture and Battery Point Series A-3 Preferred Units in accordance with the above guidance and applying it prospectively. As of December 31, 2019 and 2018, the Company recorded its investment in the NIP Joint Venture at a cost basis of $1.2 million and $1.5 million, respectively. Distributions of income from the NIP Joint Venture are recognized in other income. Distributions that exceed the Company’s share of earnings are applied to reduce the carrying value of the Company’s investment and any capital contributions would increase the carrying value of the Company’s investment. As of December 31, 2019, the Company recorded its investments in Battery Point Series A-3 Preferred Units at the cost basis of $14.0 million. As of December 31, 2019, the Company did not identify any indicators of impairment related these investments.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. There were no restrictions on the use of the Company’s cash and cash equivalents as of December 31, 2019 and 2018.

The Company’s cash and cash equivalents balance exceeded federally insurable limits as of December 31, 2019. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Restricted Cash

Restricted cash is comprised of lender impound reserve accounts on the Company’s borrowings for security deposits, property taxes, insurance, debt service obligations and capital improvements and replacements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Rents and Other Receivables

Prior to January 1, 2019, the Company periodically evaluated the collectibility of amounts due from tenants and maintained an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. In addition, the Company maintained an allowance for deferred rent receivable that arose from the straight-lining of rents. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of its tenants in developing these estimates.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing and are presented on the balance sheet as a direct deduction from the carrying value of the associated debt liability. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Deferred financing costs incurred before an associated debt liability is recognized are included in prepaid and other assets on the balance sheet. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other non-financial and financial assets at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1 or Level 2.

The Company would classify items as Level 3 in instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines that the market for a financial instrument owned by the Company is illiquid or when market

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transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Dividend Reinvestment Plan

The Company has adopted a dividend reinvestment plan (the “DRP”) through which future common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions.

On December 7, 2017, the Company’s board of directors approved an estimated value per share of the Company’s common stock of $11.50 (unaudited) based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of shares outstanding as of September 30, 2017, after giving effect to the December 7, 2017 declaration of a special dividend of $3.61 per share on the outstanding shares of the Company’s common stock to the stockholders of record as of the close of business on December 7, 2017 and the results of a self-tender. Commencing December 23, 2017, the purchase price per share under the DRP was $11.50. The Company’s board of directors has determined that any portion of the special dividend that was paid in cash in January 2018 would not be used to purchase additional shares under

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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the dividend reinvestment plan. No selling commissions or dealer manager fees will be paid on shares sold under the DRP.

On November 12, 2018, the Company’s board of directors approved an estimated value per share of the Company’s common stock of $9.91 (unaudited) based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of shares outstanding as of September 30, 2018, after giving effect to the November 12, 2018 declaration of a special dividend of $2.95 per share on the outstanding shares of the Company’s common stock to the stockholders of record as of the close of business on November 12, 2018. Commencing November 25, 2018, the purchase price per share under the DRP was $9.91. The Company’s board of directors has determined that any portion of the special dividend that was paid in cash in December 2018 would not be used to purchase additional shares under the dividend reinvestment plan. No selling commissions or dealer manager fees will be paid on shares sold under the DRP.

On December 17, 2019, the Company’s board of directors approved an estimated value per share of the Company’s common stock of $10.63 (unaudited) based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of shares outstanding as of September 30, 2019. Commencing December 29, 2019, the purchase price per share under the DRP was $10.63.

Redeemable Common Stock

The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.

Pursuant to the share redemption program there are several limitations on the Company’s ability to redeem shares:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), the Company may not redeem shares until the stockholder has held the shares for one year.

•	During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

•

During any calendar year, the Company may redeem only the number of shares that the Company can purchase with the amount of net proceeds from the sale of shares under the its dividend reinvestment plan during the prior calendar year; provided, however, that this limit may be increased or decreased by us upon ten business days’ notice to the Company’s stockholders. To the extent that the Company redeems less than the number of shares that the Company can purchase in any calendar year with the amount of net proceeds from the sale of shares under the Company’s dividend reinvestment plan during the prior calendar year plus any additional funds approved by the Company, such excess capacity to redeem shares during any calendar year shall be added to the Company’s capacity to otherwise redeem shares during the subsequent calendar year. Furthermore, during any calendar year, once the Company has received requests for redemptions, whether in connection with a stockholder’s death, “qualifying disability or “determination of incompetence”, or otherwise, that if honored, and when combined with

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all prior redemptions made during the calendar year, would result in the amount of remaining funds available for the redemption of additional shares in such calendar year being $1.0 million or less, the last $1.0 million of available funds shall be reserved exclusively for shares being redeemed in connection with a stockholder’s death, “qualifying disability or “determination of incompetence.” To the extent that, in the last month of any calendar year, the amount of redemption requests in connection with a stockholder’s death, “qualifying disability or “determination of incompetence” is less than the amount of available funds reserved for such redemptions in accordance with the previous sentence, any excess funds may be used to redeem shares not in connection with a stockholder’s death, “qualifying disability or “determination of incompetence” during such month.

•

The Company may not redeem more than $3.0 million of shares in a given quarter (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”). To the extent that, in a given fiscal quarter, the Company redeems less than the sum of (a) $3.0 million of shares (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”) and (b) any excess capacity carried over to such fiscal quarter from a prior fiscal quarter as described below, any remaining excess capacity to redeem shares in such fiscal quarter will be added to our capacity to otherwise redeem shares (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”) during succeeding fiscal quarter. The Company may increase or decrease this limit upon ten business days’ notice to stockholders.

Except for redemptions made upon a stockholder’s death, “qualifying disability” or “determination of incompetence”, the price at which the Company will redeem shares is 95% of the Company’s most recent estimated value per share as of the applicable redemption date. Upon the death, “qualifying disability” or “determination of incompetence” of a stockholder, the redemption price continued to be equal to the Company’s most recent estimated value per share.

The proceeds from our dividend reinvestment plan in 2019 were $0.8 million. Therefore, in 2020 the Company may redeem no more than $0.8 million of shares in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.” To the extent extra capacity is available with respect to redemptions in the last month of 2020, such capacity will be made available for redemption of shares other than in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.”

The Company’s board of directors may amend, suspend or terminate the share redemption program with ten business days’ notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.

In anticipation of a self-tender offer in order to make liquidity available to stockholders in excess of that permitted under the share redemption program, on March 14, 2018, the Company’s board of directors approved a temporary suspension of the share redemption program starting with the March 2018 redemption period, including any unsatisfied requests from prior redemption periods. In connection with its approval of the Self-Tender (defined below), the Company’s board of directors approved the reopening of the share redemption program for the June 2018 redemption period, meaning no redemptions were made in March, April or May 2018 (including those requested following a stockholder’s death, qualifying disability or determination of incompetence). The Company cancelled all outstanding redemption requests under the share redemption program

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December 31, 2019

and did not accept any redemption requests under the share redemption program during the term of the Self-Tender.

On April 23, 2018, the Company commenced a self-tender offer (the “Self-Tender”) for up to 8,234,217 shares of common stock at a price of $10.93 per share, or approximately $90.0 million of shares. The Company increased the number of shares accepted for payment in the Self-Tender by up to 1,294,910 shares at a price of $10.93 per share, or approximately $14.1 million of shares. On June 1, 2018, the Company accepted for purchase 9,527,724 shares at a purchase price of $10.93 per share, or approximately $104.1 million of shares, excluding fees and expenses related to the Self-Tender.

The Company records amounts that are redeemable under the share redemption program as redeemable common stock in its consolidated balance sheets because the shares will be mandatorily redeemable at the option of the holder and therefore their redemption will be outside the control of the Company. However, because the amounts that can be redeemed will be determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company presents the net proceeds from the current year and prior year DRP, net of current year redemptions, as redeemable common stock in its consolidated balance sheets.

The Company classifies as liabilities financial instruments that represent a mandatory obligation of the Company to redeem shares. The Company’s redeemable common shares are contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to repurchase shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

The Company limits the dollar value of shares that may be redeemed under the program as described above. During the year ended December 31, 2019, the Company had redeemed $10.0 million of common stock under the share redemption program. The Company processed all redemption requests received in good order and eligible for redemption through the December 2019 redemption date, except for 5,813,699 shares totaling $58.7 million due to the limitations described above. The Company recorded $0.8 million and $10.0 million of redeemable common stock payable on the Company’s balance sheet as of December 31, 2019 and 2018, respectively, related to unfulfilled redemption requests received in good order under the share redemption program. Based on the eleventh amended and restated share redemption program, the Company has $0.8 million available for redemptions during 2020, including shares that are redeemed in connection with a stockholders’ death, “qualifying disability” or “determination of incompetence,” subject to the limitations described above.

In addition to the redemptions under the program described above, during the year ended December 31, 2019, the Company repurchased an additional 3,057 shares of common stock at $9.41 per share for an aggregate price of $29,000.

Related Party Transactions

Pursuant to advisory agreements with KBS Capital Advisors and the Advisor, the Company was or is obligated to pay the KBS Capital Advisors or Advisor specified fees upon the provision of certain services related to the investment of funds in real estate and real estate-related investments, management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). The Company is or was obligated to reimburse the KBS Capital Advisors or Advisor for acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

providing services to the Company. In addition, KBS Capital Advisors and the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the applicable advisory agreement. See note 11, “Related Party Transactions.”

The Company records all related party fees as incurred, subject to any limitations described in the advisory agreement. The Company had not incurred any subordinated participation in net cash flows or subordinated incentive listing fees payable to the Advisor through December 31, 2019.

Acquisition and Origination Fees

The Company pays the applicable advisor an acquisition and origination fee equal to 1% of the cost of investments acquired, or the amount funded by the Company to acquire or originate mortgage, mezzanine, bridge or other loans, including any acquisition and origination expenses related to such investments and any debt attributable to such investments.

Asset Management Fee

With respect to investments in loans and any investments other than real estate, the Company pays the applicable advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount paid or allocated to acquire or fund the loan or other investment, inclusive of acquisition and origination fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition and origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

With respect to investments in real estate, the Company pays the applicable advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment, including the cost of subsequent capital improvements, inclusive of acquisition fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment.

In the case of investments made through joint ventures, the asset management fee is determined based on the Company’s proportionate share of the underlying investment, inclusive of the Company’s proportionate share of any fees and expenses related thereto.

Disposition Fee

For substantial assistance in connection with the sale of properties or other investments, the Company pays the applicable advisor or its affiliates 1.0% of the contract sales price of each property or other investment sold; provided, however, in no event may the disposition fees paid to the applicable advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price.

Incentive Fee

See note 11, “Related Party Transactions,” for information about incentive and /or termination fees payable to KBS Capital Advisors and the Advisor.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Foreign Currency Transactions

The U.S. Dollar is the Company’s functional currency. Transactions denominated in currency other than the Company’s functional currency are recorded upon initial recognition at the exchange rate on the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are remeasured at each reporting date into the foreign currency at the exchange rate on that date. Exchange rate differences, other than those accounted for as hedging transactions, are recognized as foreign currency transaction gain or loss included in the Company’s consolidated statements of operations.

Derivative Instruments

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate notes payable and enters into derivative instruments such as cross currency swaps, forward contracts, puts or calls for risk management purposes to hedge its exposure to variability in foreign currency exchange rates of the Israeli new Shekel versus the U.S. Dollar. The Company records these derivative instruments at fair value on the accompanying consolidated balance sheets. Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) on the accompanying consolidated statements of comprehensive income (loss) and consolidated statements of stockholders’ equity. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as gain or loss on derivative instruments and included in earnings in the accompanying consolidated statements of operations.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. The Company conducts certain business activities through taxable REIT subsidiaries. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and for net operating loss, capital loss and tax credit carryforwards. The deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be realized or settled. The effect on the deferred tax assets and liabilities from a change in tax rates is

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

recognized in earnings in the period when the new rate is enacted. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of all available evidence, including the future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies. Valuation allowances are provided if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for all open tax years through December 31, 2019. As of December 31, 2019, returns for the calendar year 2015 through 2018 remain subject to examination by major tax jurisdictions.

Segments

The Company has invested in opportunistic real estate, non-performing loans, other real estate-related assets and single-family homes. In general, the Company intends to hold its investments in opportunistic real estate, non-performing loans and other real estate-related assets for capital appreciation. Traditional performance metrics of non-performing loans, opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, the Company’s management views opportunistic real estate, non-performing loans and other real estate-related assets as similar investments. Substantially all of its revenue and net income (loss) is from opportunistic real estate, non-performing loans and other real estate-related assets and therefore, the Company currently aggregates its operating segments into one reportable business segment. The Company owns single-family homes in six markets and are all aggregated into one reportable business segment due to the homes being stabilized, having high occupancy rates and have similar economic characteristics.

Per Share Data

The Company applies the two-class method when computing its earnings per share. Net income per share for each class of stock is calculated by assuming all of the Company’s net income (loss) is distributed to each class of stock based on their contractual rights.

Unvested restricted stock that contains non-forfeitable rights to distributions (whether paid or unpaid) are considered participating securities and are included in the computation of earnings per share.

Basic earnings (loss) per share of common stock is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted earnings (loss) per share of common stock is computed based on the weighted-average number of shares of common stock outstanding during each period, plus potential common shares considered outstanding during the period, as long as the inclusion of such awards is not anti-dilutive. Potential common shares consist of unvested restricted stock, using the more dilutive of either the two-class method or the treasury stock method.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The noncontrolling PORT Series A convertible redeemable preferred shares are not included as the preferred shares are convertible contingent on the common stock of PORT being publicly traded. Once PORT common stock is publicly traded, the per-share earnings of PORT will be included in the Company’s EPS computations based on the consolidated holdings of PORT.

The Company’s unvested restricted shares have been excluded from the calculation of diluted earnings per share for the year ended December 31, 2019, as their inclusion would have been anti-dilutive.

Distributions declared per share were $0.03, $3.00 and $3.89 during the years ended December 31, 2019, 2018 and 2017, respectively.

Square Footage, Occupancy and Other Measures

Square footage, occupancy, number of tenants and other measures including annualized base rents and annualized base rents per square foot used to describe real estate and real-estate related investments included in these Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recently Issued Accounting Standards Updates

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU No. 2016-13”). ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income. The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. ASU No. 2016-13 also amends the impairment model for available-for-sale debt securities. An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction of the amortized cost basis of the investment, as is currently required. ASU No. 2016-13 also requires new disclosures. For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes. For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available-for-sale debt securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due. ASU No. 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company deems that the adoption of ASU No. 2016-13 does not have a material effect on its financial statements.

In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”). The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU No. 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company deems that the adoption of ASU No. 2018-13 will not have a material effect on its financial statements.

3.	REAL ESTATE HELD FOR INVESTMENT

As of December 31, 2019, the Company owned six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land encompassing, in the aggregate, approximately 3.0 million rentable square feet. As of December 31, 2019, these properties were 79% occupied. In addition, the Company owned one residential home portfolio consisting of 993 single-family homes and encompassing approximately 1.4 million rental square feet and one apartment property containing 317 units and encompassing approximately 0.3 million rentable square feet, which was 89% and 85% occupied, respectively as of December 31, 2019. The Company also owned three investments in undeveloped land with approximately 1,000 developable acres. The following table summarizes the Company’s real estate held for investment as of December 31, 2019 and 2018, respectively (in thousands):

	December 31, 2019	December 31, 2018
Land	$175,317	$141,950
Buildings and improvements	618,974	426,604
Tenant origination and absorption costs	30,569	22,472

Total real estate, cost	824,860	591,026
Accumulated depreciation and amortization	(65,381)	(38,052)

Total real estate, net	$759,479	$552,974

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The following table provides summary information regarding the Company’s real estate held for investment as of December 31, 2019 (in thousands):

Property	Date Acquired or Foreclosed on	City	State	Property Type	Land	Building and Improvements	Tenant Origination and Absorption	Total Real Estate, at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Richardson Portfolio:
Palisades Central I	11/23/2011	Richardson	TX	Office	$1,037	$12,258	$—	$13,295	$(3,565)	$9,730	90.0%
Palisades Central II	11/23/2011	Richardson	TX	Office	810	21,006	—	21,816	(5,486)	16,330	90.0%
Greenway I	11/23/2011	Richardson	TX	Office	561	2,147	—	2,708	(901)	1,807	90.0%
Greenway III	11/23/2011	Richardson	TX	Office	702	3,765	—	4,467	(1,321)	3,146	90.0%
Undeveloped Land	11/23/2011	Richardson	TX	Undeveloped Land	3,134	—	—	3,134	—	3,134	90.0%

Total Richardson Portfolio					6,244	39,176	—	45,420	(11,273)	34,147
Park Highlands (1)	12/30/2011	North Las Vegas	NV	Undeveloped Land	34,167	—	—	34,167		34,167	(1)
Park Centre	03/28/2013	Austin	TX	Office	3,251	34,452	—	37,703	(6,334)	31,369	100.0%
1180 Raymond	08/20/2013	Newark	NJ	Apartment	8,292	39,128	—	47,420	(7,897)	39,523	100.0%
Park Highlands II (1)	12/10/2013	North Las Vegas	NV	Undeveloped Land	27,078	—	—	27,078	—	27,078	(1)
Richardson Land II	09/04/2014	Richardson	TX	Undeveloped Land	3,418	—	—	3,418	—	3,418	90.0%
Crown Pointe	02/14/2017	Dunwoody	GA	Office	22,590	68,106	4,830	95,526	(11,753)	83,773	100.0%
The Marq (2)	03/01/2018	Minneapolis	MN	Office	10,387	81,065	4,179	95,631	(7,119)	88,512	100.0%
City Tower	03/06/2018	Orange	CA	Office	13,930	135,390	7,937	157,257	(12,823)	144,434	100.0%
Eight & Nine Corporate Centre	06/08/2018	Franklin	TN	Office	17,401	57,595	4,572	79,568	(4,356)	75,212	100.0%
Georgia 400 Center	05/23/2019	Alpharetta	GA	Office	11,431	72,529	7,574	91,534	(3,053)	88,481	100.0%
Single-Family Homes Portfolio
Birmingham Homes	11/04/2019	Birmingham	AL	Home	2,444	11,044	162	13,650	(90)	13,560	100.0%
Houston Homes	11/04/2019	Houston	TX	Home	6,154	22,609	432	29,195	(191)	29,004	100.0%
Jacksonville Homes	11/04/2019	Jacksonville	FL	Home	2,986	24,058	353	27,397	(210)	27,187	100.0%
Memphis Homes	11/04/2019	Memphis	TN	Home	2,679	15,664	266	18,609	(131)	18,478	100.0%
Atlanta Homes	11/04/2019	Atlanta	GA	Home	783	3,839	65	4,687	(38)	4,649	100.0%
Oklahoma Homes	11/04/2019	Oklahoma City	OK	Home	2,082	14,319	199	16,600	(113)	16,487	100.0%

Total Single-Family Homes Portfolio					17,128	91,533	1,477	110,138	(773)	109,365

					$175,317	$618,974	$30,569	$824,860	$(65,381)	$759,479

(1)

The Company owns 100% of the common members’ equity of Park Highlands and Park Highlands II. On September 7, 2016 and January 8, 2019, a subsidiary of the Company that owns a portion of Park Highlands and Park Highlands II sold 820 units of 10% Class A non-voting preferred

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

membership units for $0.8 million and 1,927 units of 10% Class A2 non-voting preferred membership units for $1.9 million, respectively, to accredited investors. The amount of the Class A and A2 non-voting preferred membership units raised, net of offering costs, is included in other liabilities on the accompanying consolidated balance sheets.
(2)	This property was formerly known as Marquette Plaza and was re-named The Marq in connection with the Company’s re-branding strategy for this property.

Operating Leases

Certain of the Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2019, the leases, excluding options to extend apartment leases and single-family home leases, which have terms that are generally one year or less, had remaining terms of up to 12.2 years with a weighted-average remaining term of 4.3 years. Some of the leases have provisions to extend the lease agreements, options for early termination after paying a specified penalty and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from tenants in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash and assumed in real estate acquisitions related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $4.3 million and $3.7 million as of December 31, 2019 and 2018, respectively.

During the years ended December 31, 2019, 2018 and 2017, the Company recognized deferred rent from tenants of $4.1 million, $4.7 million and $2.4 million, respectively, net of lease incentive amortization. As of December 31, 2019 and 2018, the cumulative deferred rent receivable balance, including unamortized lease incentive receivables, was $13.6 million and $8.4 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The cumulative deferred rent balance included $3.1 million and $1.3 million of unamortized lease incentives as of December 31, 2019 and 2018, respectively.

As of December 31, 2019, the future minimum rental income from the Company’s properties, excluding apartment and single-family home leases, under non-cancelable operating leases was as follows (in thousands):

2020	$53,396
2021	50,295
2022	44,112
2023	35,871
2024	30,396
Thereafter	67,980

$282,050

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

As of December 31, 2019, the Company’s commercial real estate properties were leased to approximately 229 tenants over a diverse range of industries and geographic areas. The Company’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Insurance	26	$7,817	14.1%
Health Care and Social Services	16	7,021	12.7%
Computer Systems	24	6,852	12.4%

		$21,690	39.2%

(1)

Annualized base rent represents annualized contractual base rental income as of December 31, 2019, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

No other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time.

Geographic Concentration Risk

As of December 31, 2019, the Company’s real estate investments in Georgia and California represented 17.0% and 13.9%, respectively, of the Company’s total assets. As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Georgia and California real estate markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Recent Real Estate Asset Acquisition

Georgia 400 Center

On May 23, 2019, the Company, through an indirect wholly owned subsidiary, acquired an office property consisting of three buildings containing an aggregate of 416,463 rentable square feet located on approximately 24.4 acres of land in Alpharetta, Georgia (“Georgia 400 Center”). The seller is not affiliated with the Company, KBS Capital Advisors or the Advisor. The purchase price (net of closing credits) of Georgia 400 Center was $90.3 million, which includes $1.2 million of capitalized acquisition costs. The Company recorded this acquisition as an asset acquisition and recorded $11.4 million to land, $72.0 million to building and improvements, $7.6 million to tenant origination and absorption costs and $0.7 million to below-market lease liabilities. The intangible assets and liabilities acquired in connection with this acquisition have weighted-average amortization periods as of the date of acquisition of 5.8 years for tenant origination and absorption costs and 2.4 years for below-market lease liabilities.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Recent Business Combination

Reven Portfolio

On November 4, 2019, the Company, through an indirect wholly owned subsidiary, acquired a single-family home portfolio consisting of 993 single-family homes (“Reven”), at the time of acquisition. The seller is not affiliated with the Company, KBS Capital Advisors or the Advisor. The aggregate value of the consideration paid to former holders of Reven common stock was $56.6 million in cash and in addition, the Company expensed $4.5 million of transaction and related costs, which includes $2.4 million of severance costs and a $1.2 million acquisition fee to affiliate. At the closing of the acquisition, Reven changed its name to Pacific Oak Residential Trust, Inc (“PORT”). The intangible assets acquired with this acquisition have weighted-average amortization periods as of the date of acquisition of 0.5 years for tenant origination and absorption costs.

The fair values of the assets acquired and liabilities assumed at the closing date were as follows:

Assets:
Land	$17,126
Building and improvements	91,320
Tenant origination and absorption costs	1,477
Cash and cash equivalents	8,104
Restricted cash	1,667
Rents and other receivables	989
Prepaid expenses and other assets	634
Liabilities:
Notes payable	(61,885)
Accounts payable and accrued liabilities	(1,893)
Other liabilities	(904)

Total cash paid for acquisition	$56,635

The following unaudited pro forma results of operations reflect the Company’s results as if the acquisition of Reven had occurred on January 1, 2019. The information is not necessarily indicative of the results that actually would have occurred, nor does it indicate future operating results. All significant adjustments necessary to reflect the effects have been made.

For the year ended December 31, 2019:
Revenues	$102,540
Expenses	(116,370)

Net loss	$(13,830)

Recent Real Estate Sales

424 Bedford

On January 11, 2019, the 424 Bedford Joint Venture sold 424 Bedford to a purchaser unaffiliated with the Company, KBS Capital Advisors or the Advisor, for $43.8 million before closing costs and credits. The carrying value of 424 Bedford as of the disposition date was $34.0 million, which was net of $5.3 million of accumulated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

depreciation and amortization. The Company recognized a gain on sale of $7.6 million related to the disposition of 424 Bedford.

Burbank Collection

On July 19, 2019, the Burbank Collection Joint Venture sold the Burbank Collection to a purchaser unaffiliated with the Company, KBS Capital Advisors or the Advisor for $25.9 million before closing costs. The carrying value of the Burbank Collection as of the disposition date was $14.7 million, which was net of $2.6 million of accumulated depreciation and amortization. The Company recognized a gain on sale of $10.5 million related to the disposition of the Burbank Collection.

125 John Carpenter

On November 1, 2019, the Company sold 125 John Carpenter to a wholly owned subsidiary of Keppel Pacific Oak US REIT (the “SREIT”). The sale price, net of closing credits, of 125 John Carpenter was $99.8 million. The carrying value of 125 John Carpenter was $82.4 million, which was net of $9.1 million of accumulated depreciation and amortization. In connection with the sale of 125 John Carpenter, the Company repaid $53.2 million of outstanding debt secured by 125 John Carpenter.

4.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of December 31, 2019 and 2018, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Cost	$30,569	$22,472	$3,714	$3,714	$(4,958)	$(4,406)
Accumulated Amortization	(10,223)	(5,255)	(741)	(337)	1,778	878

Net Amount	$20,346	$17,217	$2,973	$3,377	$(3,180)	$(3,528)

Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the years ended December 31, 2019, 2018 and 2017 were as follows (in thousands):

	Tenant Origination and Absorption Costs			Above-Market Lease Assets			Below-Market Lease Liabilities
	For the Years Ended December 31,			For the Years Ended December 31,			For the Years Ended December 31,
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Amortization	$(7,036)	$(7,895)	$(10,265)	$(404)	$(361)	$(283)	$1,495	$1,513	$2,858

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2019 will be amortized for the years ending December 31 as follows (in thousands):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
2020	$(6,470)	$(315)	$866
2021	(4,226)	(297)	560
2022	(3,104)	(297)	507
2023	(2,106)	(297)	416
2024	(1,745)	(297)	407
Thereafter	(2,695)	(1,470)	424

	$(20,346)	$(2,973)	$3,180

Weighted-Average Remaining Amortization Period	4.8 years	10.5 years	5.1 years

Additionally, as of December 31, 2019 and 2018, the Company had recorded tax abatement intangible assets, net of amortization, on real estate held for investment, which are included in prepaid expenses and other assets in the accompanying balance sheets, of $1.0 million and $1.6 million, respectively. During each of the years ended December 31, 2019, 2018 and 2017, the Company recorded amortization expense of $0.6 million, $1.0 million, and $1.0 million related to tax abatement intangible assets, respectively. As of December 31, 2019, the tax abatement intangible assets had a remaining amortization period of 1.7 years.

5.	REAL ESTATE EQUITY SECURITIES

As of December 31, 2019, the Company owned three investments in real estate equity securities. The following table sets forth the number of shares owned by the Company and the related carrying value of the shares as of December 31, 2019 and December 31, 2018 (dollars in thousands):

	December 31, 2019		December 31, 2018
Real Estate Equity Security	Number of Shares Owned	Total Carrying Value	Number of Shares Owned	Total Carrying Value
Whitestone REIT	—	$—	1,781,894	$21,846
Keppel Pacific Oak US REIT	64,165,352	50,049	56,979,352	34,757
Franklin Street Properties Corp.	2,773,729	23,743	2,772,529	17,273
Plymouth Industrial REIT, Inc.	415,841	7,647	—	—

	67,354,922	$81,439	61,533,775	$73,876

During the year ended December 31, 2019, the Company purchased 555,555 shares of common stock of Plymouth Industrial REIT, Inc. (NYSE Ticker: PLYM) for an aggregate purchase price of $10.0 million and also sold 139,714 shares of common stock for an aggregate sales price of $2.7 million. During the year ended December 31, 2019, the Company sold 1,781,894 shares of common stock of Whitestone REIT for an aggregate sales price of $25.4 million.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

On October 29, 2019, the Company acquired an additional 7,186,000 common units of the SREIT for $5.2 million in connection with the sale of 125 John Carpenter to a wholly owned subsidiary of the SREIT. See note 7, “Real Estate Dispositions” for a further discussion on the Company’s sale of the building.

The following summarizes the portion of gain and loss for the period related to real estate equity securities held during the years ended December 31, 2019 and 2018 (in thousands):

	For the Years Ended December 31,
	2019	2018
Net gain (loss) recognized during the period on real estate equity securities	$20,379	$(19,010)
Less: Net gain (loss) recognized during the period on real estate equity securities sold during the period	4,158	(837)

Unrealized gain (loss) recognized during the reporting period on real estate equity securities still held at period end	$16,221	$(18,173)

During the years ended December 31, 2019, 2018 and 2017, the Company recognized $5.8 million, $6.0 million and $2.5 million, respectively, of dividend income from real estate equity securities.

6.	REAL ESTATE DEBT SECURITIES

The information for the real estate debt securities as of December 31, 2019 and 2018 is set forth below (in thousands):

Debt Securities Name	Date Acquired	Debt Securities Type	Outstanding Principal Balance as of December 31, 2019	Book Value as of December 31, 2019	Book Value as of December 31, 2018	Contractual Interest Rate		Annualized Effective Interest Rate		Maturity Date
Battery Point Series B Preferred Units	10/28/2016 / 03/30/2017 / 05/12/2017	Series B Preferred Units	$—	$—	$10,859		(1)		(1)		(1)

(1)

On March 20, 2019, the Company, through an indirect wholly owned subsidiary, entered into a redemption agreement for the Battery Point Series B Preferred Units. The redemption agreement resulted in the redemption of 13,000 Series B Preferred Units with a per-unit price of $1,000. The Company received $8.6 million, of which $0.9 million relates to accrued interest and an exit fee. In addition, the Company received 210,000 shares of Battery Point Series A-3 Preferred Units with a per-unit price of $25. The Series A-3 Preferred Units were classified as an equity investment without a readily determinable fair value (see note 12 “Investment in Unconsolidated Joint Ventures” for further information).

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The following summarizes the activity related to real estate debt securities for the year ended December 31, 2019 (in thousands):

Real estate debt securities – December 31, 2018	$10,859
Principal repayment	(7,750)
Deferred interest receivable and interest accretion	(2,992)
Receipt of deferred interest receivable	(130)
Accretion of commitment fee, net of closing costs	4
Other-than-temporary impairment	9

Real estate debt securities – December 31, 2019	$—

For the years ended December 31, 2019, 2018 and 2017, interest income from real estate debt securities consisted of the following (in thousands):

	For the Years Ended December 31,
	2019	2018	2017
Contractual interest income	$356	$1,910	$1,217
Interest accretion	4	59	315
Accretion of commitment fee, net of closing costs and acquisition fee	9	49	250

Interest income from real estate debt securities	$369	$2,018	$1,782

During the year ended December 31, 2018, the Company recorded an other-than-temporary impairment loss of $2.5 million related to its investment in real estate debt securities as the Company did not believe it is probable that the Company will collect 100% of the contractual cash flows due under the original terms as the issuer under the debt securities was experiencing deteriorating operating performance. The amount of other-than temporary impairment was measured by comparing the amortized cost of the real estate debt securities to the expected cash flows based on a probability-weighted measure over a range of potential outcomes discounted at a 12% discount rate.

7.	REAL ESTATE DISPOSITIONS

During the year ended December 31, 2019, the Company disposed of one office building, one retail property and one apartment property. During the year ended December 31, 2018, the Company disposed of one office building and one office/flex/industrial portfolio consisting of 21 buildings. During the year ended December 31, 2017, the Company disposed of 12 office properties.

On November 1, 2019, the Company, through an indirect wholly owned subsidiary, sold 125 John Carpenter to KORE 125 John Carpenter, LLC, a wholly owned subsidiary of the Keppel Pacific Oak US REIT, previously known as Keppel-KBS US REIT, a newly formed Singapore real estate investment trust (the “SREIT”). The sale price, net of closing credits, of 125 John Carpenter was $99.8 million, before third-party closing costs of approximately $0.2 million and excluding any disposition fees payable to the Company’s then-current external advisor. Prior to the sale of 125 John Carpenter, the Company owned 56,979,352 common units of the SREIT, representing a 6.89% ownership interest. On October 29, 2019, the Company purchased 7,186,000 common units of the SREIT for $5.2 million in connection with a private placement to institutional and other investors,

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

maintaining its 6.89% ownership interest. The Company recognized a gain on sale of $16.0 million related to the disposition of 125 John Carpenter.

On July 19, 2019, the Burbank Collection Joint Venture sold the Burbank Collection to a purchaser unaffiliated with the Company, KBS Capital Advisors or the Advisor for $25.9 million before closing costs. The carrying value of the Burbank Collection as of the disposition date was $14.7 million, which was net of $2.6 million of accumulated depreciation and amortization. The Company recognized a gain on sale of $10.5 million related to the disposition of the Burbank Collection.

On January 11, 2019, the 424 Bedford Joint Venture sold 424 Bedford to a purchaser unaffiliated with the Company, KBS Capital Advisors or the Advisor, for $43.8 million before closing costs and credits. The carrying value of 424 Bedford as of the disposition date was $34.0 million, which was net of $5.3 million of accumulated depreciation and amortization. The Company recognized a gain on sale of $7.6 million related to the disposition of 424 Bedford.

On November 30, 2018, the Company, through an indirect wholly owned subsidiary, sold the Westpark Portfolio to Keppel-KBS Westpark, LLC, a wholly owned subsidiary of the SREIT. The sale price, net of closing credits, of the Westpark Portfolio was $166.4 million, before third-party closing costs of approximately $3.2 million and excluding any disposition fees payable to the Company’s then-current external advisor. On November 26, 2018, the SREIT issued an aggregate of 186,236,224 common units of the SREIT as a result of their renounceable and underwritten rights issue. The Company purchased 12,979,852 common units of the SREIT for $6.5 million in connection with this offering, maintaining its 7% ownership interest. The Company recognized a gain on sale of $32.5 million related to the disposition of the Westpark Portfolio.

On July 17, 2018, the Company sold the Central Building to a purchaser unaffiliated with the Company, KBS Capital Advisors or the Advisor for $67.5 million before closing costs and credits. The carrying value of the Central Building as of the disposition date was $32.6 million, which was net of $5.6 million of accumulated depreciation and amortization. The Company recognized a gain on sale of $32.1 million related to the disposition of the Central Building.

On November 8, 2017, the Company, through 11 wholly owned subsidiaries, sold 11 of its properties (the “Singapore Portfolio”) to various subsidiaries of the SREIT, a newly formed Singapore real estate investment trust that was listed on the Singapore Stock Exchange (the “Singapore Transaction”). The sale price of the Singapore Portfolio was $804.0 million, before third-party closing costs of approximately $7.7 million and excluding any disposition fees payable to KBS Capital Advisors. The SREIT paid a portion of the purchase price with approximately 44 million units of the SREIT (SGX Ticker: CMOU) representing 7% of outstanding units of the SREIT. The Singapore Portfolio consists of the following properties: 1800 West Loop, Westech 360 (part of the Austin Suburban Portfolio), Great Hills Plaza (part of the Austin Suburban Portfolio), Westmoor Center, Iron Point Business Park, the Plaza Buildings, Bellevue Technology Center, Northridge Center I and II, West Loop I and II, Powers Ferry Landing East and Maitland Promenade II. The carrying value of the Singapore Portfolio as of the disposition date was $543.2 million, which was net of $103.0 million of accumulated depreciation and amortization. The disposition of the Singapore Portfolio resulted in a gain of $236.9 million, of which $17.1 million was deferred based on the Company’s percentage of the SREIT units owned, which reduced the carrying value of the SREIT units at closing. Additionally, the Company recognized a loss on extinguishment of debt of $0.5 million related to certain notes payable that were repaid in full with proceeds from the Singapore Transaction.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

On May 15, 2017, the Company sold 50 Congress Street to a purchaser unaffiliated with the Company, KBS Capital Advisors or the Advisor for $79.0 million, or $78.8 million net of concessions and credits. The carrying value of 50 Congress Street as of the disposition date was $47.7 million, which was net of $5.9 million of accumulated depreciation and amortization. The Company recognized a gain on sale of $29.4 million related to the disposition of 50 Congress Street.

The following summary presents the major components of assets and liabilities related to real estate held for sale as of December 31, 2019 and December 31, 2018 (in thousands):

	December 31, 2019	December 31, 2018
Assets related to real estate held for sale
Real estate, cost	$—	$139,936
Accumulated depreciation and amortization	—	(11,790)

Real estate, net	—	128,146
Other assets	—	5,503

Total assets related to real estate held for sale	$—	$133,649

Liabilities related to real estate held for sale
Notes payable, net	—	86,424
Other liabilities	—	1,477

Total liabilities related to real estate held for sale	$—	$87,901

The operations of these properties and gain on sales are included in continuing operations on the accompanying statements of operations. The following table summarizes certain revenue and expenses related to these properties for the years ended December 31, 2019, 2018 and 2017 (in thousands):

	Years Ended December 31,
	2019	2018	2017
Revenues
Rental income	$11,458	$30,744	$94,073
Other operating income	911	1,171	5,668

Total revenues	$12,369	$31,915	$99,741

Expenses
Operating, maintenance, and management	$3,423	$9,117	$28,931
Real estate taxes and insurance	2,217	4,035	12,188
Asset management fees to affiliate	784	2,435	6,458
Depreciation and amortization	3,784	13,066	39,038
Interest expense	2,459	8,083	17,974

Total expenses	$12,667	$36,736	$104,589

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

8.	NOTES AND BONDS PAYABLE

As of December 31, 2019 and December 31, 2018, the Company’s notes and bonds payable, including notes payable related to real estate held for sale, consisted of the following (dollars in thousands):

	Book Value as of December 31, 2019	Book Value as of December 31, 2018	Contractual Interest Rate as of December 31, 2019 (1)	Interest Rate at December 31, 2019 (1)	Payment Type (3)	Maturity Date (2)
Richardson Portfolio Mortgage Loan	$36,000	$36,000	One-Month LIBOR + 2.50%	4.19%	Interest Only	11/01/2021
Park Centre Mortgage Loan (4)	21,970	8,404	One-Month LIBOR + 1.75%	3.44%	Interest Only	06/27/2022
Burbank Collection Mortgage Loan	—	10,716	(5)	(5)	(5)		(5)
1180 Raymond Mortgage Loan	30,250	30,637	One-Month LIBOR + 2.25%	3.96%	Principal & Interest	06/01/2020
1180 Raymond Bond Payable	6,080	6,280	6.50%	6.50%	Principal & Interest	09/01/2036
424 Bedford Mortgage Loan (6)	—	23,710	(6)	(6)	(6)		(6)
Pacific Oak SOR (BVI) Holdings, Ltd. Series A Debentures	224,746	259,516	4.25%	4.25%	(7)	03/01/2023
Crown Pointe Mortgage Loan (8)	51,171	51,171	One-Month LIBOR + 2.60%	4.29%	Interest Only	2/13/2020	(8)
125 John Carpenter Mortgage Loan (9)	—	53,204	(9)	(9)	(9)		(9)
City Tower Mortgage Loan	89,000	89,000	One-Month LIBOR + 1.55%	3.24%	Interest Only	03/05/2021
Marquette Plaza Mortgage Loan	53,408	50,800	One-Month LIBOR + 1.55%	3.24%	Interest Only	06/06/2021
Eight & Nine Corporate Centre Mortgage Loan	43,880	43,880	One-Month LIBOR + 1.60%	3.29%	Interest Only	06/08/2021
Georgia 400 Center Mortgage Loan	59,690	—	One-Month LIBOR + 1.55%	3.24%	Interest Only	05/22/2023
PORT Mortgage Loan 1	51,362	—	4.74%	4.74%	Interest Only	10/01/2025
PORT Mortgage Loan 2	10,523	—	4.72%	4.72%	Interest Only	03/01/2026

Total Notes and Bonds Payable principal outstanding	678,080	663,318
Net Premium/(Discount) on Notes and Bonds Payable (10)	783	198
Deferred financing costs, net	(5,200)	(8,044)

Total Notes and Bonds Payable, net	$673,663	$655,472

(1)

Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2019. The interest rate is calculated as the actual interest rate in effect as of December 31, 2019 (consisting of the contractual interest rate and contractual floor rates), using interest rate indices at December 31, 2019, where applicable.

(2)	Represents the initial maturity date or the maturity date as extended as of December 31, 2019; subject to certain conditions, the maturity dates of certain loans may be extended beyond the date shown.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

(3)

Represents the payment type required under the loan as of December 31, 2019. Certain future monthly payments due under this loan also include amortizing principal payments. For more information of the Company’s contractual obligations under its notes and bonds payable, see five-year maturity table below.

(4)	On June 27, 2019, the Company closed on the refinancing of the Park Centre Mortgage Loan.
(5)

On July 19, 2019, in connection with the disposition of the Burbank Collection, the Burbank Collection Joint Venture repaid the $10.6 million outstanding principal balance due under the Burbank Collection Mortgage Loan.

(6)	On January 11, 2019, in connection with the disposition of 424 Bedford, the buyer assumed the mortgage loan secured by 424 Bedford with an outstanding principal balance of $23.7 million.
(7)	See “– Israeli Bond Financing” below.
(8)	Subsequent to December 31, 2019, the Company extended the maturity of the Crown Pointe Mortgage Loan to February 13, 2021.
(9)	On November 1, 2019, in connection with the disposition of 125 John Carpenter, the Company repaid the $53.2 million outstanding principal balance due under the 125 John Carpenter Mortgage Loan.
(10)

Represents the unamortized premium/discount on notes and bonds payable due to the above- and below-market interest rates when the debt was assumed. The discount/premium is amortized over the remaining life of the notes and bonds payable.

During the years ended December 31, 2019, 2018 and 2017, the Company incurred $28.8 million, $31.1 million and $37.1 million of interest expense, respectively. Included in interest expense for the years ended December 31, 2019, 2018 and 2017, was $3.6 million, $3.6 million and $4.4 million of amortization of deferred financing costs, respectively. Additionally, during the years ended December 31, 2019, 2018 and 2017, the Company capitalized $2.7 million, $2.6 million and $2.3 million of interest, respectively, to its investments in undeveloped land.

As of December 31, 2019 and 2018, the Company’s interest payable was $4.8 million and $5.2 million, respectively.

The following is a schedule of maturities, including principal amortization payments, for all notes and bonds payable outstanding as of December 31, 2019 (in thousands):

2020	$137,958
2021	278,554
2022	78,396
2023	116,132
2024	270
Thereafter	66,770

$678,080

The Company’s notes payable contain financial debt covenants. As of December 31, 2019, the Company was in compliance with all of these debt covenants.

Israeli Bond Financing

On March 2, 2016, Pacific Oak Strategic Opportunity BVI, a wholly owned subsidiary of the Company, filed a final prospectus with the Israel Securities Authority for a proposed offering of up to 1,000,000,000 Israeli new Shekels of Series A debentures (the “Debentures”) at an annual interest rate not to exceed 4.25%. On March 1, 2016, Pacific Oak Strategic Opportunity BVI commenced the institutional tender of the Debentures and

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

accepted application for 842.5 million Israeli new Shekels. On March 7, 2016, Pacific Oak Strategic Opportunity BVI commenced the public tender of the Debentures and accepted 127.7 million Israeli new Shekels. In the aggregate, Pacific Oak Strategic Opportunity BVI accepted 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in both the institutional and public tenders at an annual interest rate of 4.25%. Pacific Oak Strategic Opportunity BVI issued the Debentures on March 8, 2016. The terms of the Debentures require five equal annual installment principal payments on March 1st of each year from 2019 to 2023. On March 1, 2019, the Company paid the first principal installment payment of 194.0 million Israeli new Shekels (approximately $53.6 million as of March 1, 2019). As of December 31, 2019, the Company had one foreign currency collar for an aggregate notional amount of $776.2 million Israeli new Shekels to hedge its exposure to foreign currency exchange rate movements. See note 9, “Derivative Instruments” for a further discussion on the Company’s foreign currency collar.

On February 16, 2020, Pacific Oak Strategic Opportunity BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

The deed of trust that governs the terms of the Debentures contains various financial covenants. As of December 31, 2019, the Company was in compliance with all of these financial debt covenants.

9.	DERIVATIVE INSTRUMENTS

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates and foreign currency exchange rate movements. The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into derivatives for speculative purposes.

The Company enters into foreign currency options and foreign currency collars to mitigate its exposure to foreign currency exchange rate movements on its bonds payable outstanding denominated in Israeli new Shekels. A foreign currency collar consists of a purchased call option to buy and a sold put option to sell Israeli new Shekels. A foreign currency collar guarantees that the exchange rate of the currency will not fluctuate beyond the range of the options’ strike prices. A foreign currency option consists of a call option to buy Israeli new Shekels.

The following table summarizes the notional amount and other information related to the Company’s foreign currency collar and foreign currency option as of December 31, 2019 and 2018. The notional amount is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks (currency in thousands):

	December 31, 2019		December 31, 2018		Strike Price	Trade Date	Maturity Date
Derivative Instruments	Number of Instruments	Notional Amount	Number of Instruments	Notional Amount
Derivative instruments not designated as hedging instruments
Foreign currency collar	1	776,182 ILS	—	—	3.38 – 3.4991 ILS – USD	11/25/2019	02/26/2020	(1)
Foreign currency collar	—	—	1	776,182 ILS	3.54 – 3.66 ILS – USD	08/20/2018	02/28/2019

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

(1)

On March 16, 2020, the Company entered into a foreign currency collar with an aggregate Israeli new Shekels notional amount of 418.0 million which expires on September 16, 2020. The foreign currency collar consists of a purchased call option to buy Israeli new Shekels at 3.5875 and a sold put option to sell the Israeli new Shekels at 3.725. The foreign currency collar is intended to permit the Company to exchange, on the settlement date of the collar, 418.0 million Israeli new Shekels for an amount ranging from $112.2 million to $116.5 million. On March 17, 2020, the Company entered into a foreign currency collar with an aggregate Israeli new Shekels notional amount of 380.0 million which expires on September 16, 2020. The foreign currency collar consists of a purchased call option to buy Israeli new Shekels at 3.700 and a sold put option to sell the Israeli new Shekels at 3.820. The foreign currency collar is intended to permit the Company to exchange, on the settlement date of the collar, 380.0 million Israeli new Shekels for an amount ranging from $99.5 million to $102.7 million.

The Company enters into interest rate caps to mitigate its exposure to rising interest rates on its variable rate notes payable. The values of interest rate caps are primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of interest rate caps. As the remaining life of an interest rate cap decreases, the value of the instrument will generally decrease towards zero.

As of December 31, 2019, the Company had entered into three interest rate caps, which were not designated as hedging instruments. The following table summarizes the notional amounts and other information related to the Company’s derivative instruments as of December 31, 2019. The notional amount is an indication of the extent of the Company’s involvement in the instrument at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands):

Derivative Instrument	Effective Date	Maturity Date	Notional Value	Reference Rate
Interest rate cap	02/21/2017	02/13/2020	$46,875	One-month LIBOR at 3.00%
Interest rate cap	04/02/2018	03/05/2021	$77,513	One-month LIBOR at 3.50%
Interest rate cap	06/21/2019	05/22/2023	$51,252	One-month LIBOR at 4.00%

The following table sets forth the fair value of the Company’s derivative instruments as well as their classification on the consolidated balance sheets as of December 31, 2019 and 2018 (dollars in thousands):

		December 31, 2019		December 31, 2018
Derivative Instruments	Balance Sheet Location	Number of Instruments	Fair Value	Number of Instruments	Fair Value
Derivative instruments not designated as hedging instruments
Interest rate caps	Prepaid expenses and other assets	3	$12	2	$34
Foreign currency collar	Other liabilities	1	$(179)	1	$(4,393)

The change in fair value of foreign currency options and collars that are not designated as cash flow hedges are recorded as foreign currency transaction gains or losses in the accompanying consolidated statements of operations. During the year ended December 31, 2019, the Company recognized a $4.2 million gain related to the foreign currency option and collars, which is shown net against $16.7 million of foreign currency transaction loss in the accompanying consolidated statements of operations as foreign currency transaction loss, net. During the

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

year ended December 31, 2018, the Company recognized a $8.7 million gain related to the foreign currency option and collars, which is shown net against $18.8 million of foreign currency transaction loss in the accompanying consolidated statements of operations as foreign currency transaction loss, net. During the year ended December 2017, the Company recognized a $11.3 million loss related to the foreign currency collars, which is shown net against $26.6 million of foreign currency transaction gain in the accompanying consolidated statements of operations as foreign currency transaction loss, net.

During each of the years ended December 31, 2019, 2018 and 2017 the Company recorded an unrealized loss of $0.1 million on interest rate caps, which was included in interest expense on the accompanying consolidated statements of operations.

10.	FAIR VALUE DISCLOSURES

The following were the face values, carrying amounts and fair values of the Company’s financial instruments as of December 31, 2019 and 2018, which carrying amounts do not approximate the fair values (in thousands):

	December 31, 2019			December 31, 2018
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial assets:
Real estate debt securities (1)	$—	$—	$—	$13,000	$10,859	$10,859
Financial liabilities:
Notes and bond payable	$453,334	$451,743	$455,849	$403,802	$400,470	$407,449
Pacific Oak SOR (BVI) Holdings, Ltd. Series A Debentures	$224,746	$221,920	$229,877	$259,516	$255,002	$255,814

(1)	Carrying amount of real estate debt securities includes other-than-temporary impairment.

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

As of December 31, 2019, the Company measured the following assets at fair value (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Real estate equity securities	$81,439	$81,439	$—	$—
Asset derivative-interest rate caps	$12	$—	$12	$—
Liability derivative-foreign currency collar	$(179)	$—	$(179)	$—

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

As of December 31, 2018, the Company measured the following assets at fair value (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Real estate equity securities	$73,876	$73,876	$—	$—
Asset derivative – interest rate caps	$34	$—	$34	$—
Liability derivative – foreign currency collar	$(4,393)	$—	$(4,393)	$—

11.	RELATED PARTY TRANSACTIONS

As described further below, the Company has entered into agreements with certain affiliates pursuant to which they provide services to the Company. Keith D. Hall and Peter McMillan III control and indirectly own Pacific Oak Holding Group, LLC, the Company’s sponsor since November 1, 2019. Pacific Oak Holding is the sole owner of Pacific Oak Capital Advisors, LLC, the Company’s advisor since November 1, 2019. Messrs. Hall and McMillan are also two of the Company’s executive officers and directors.

In addition, along with Charles J. Schreiber, Jr., Keith D. Hall and Peter McMillan III control and indirectly own KBS Holdings LLC (“KBS Holdings”), the Company’s sponsor prior to November 1, 2019. KBS Holdings is the sole owner of KBS Capital Advisors, the Company’s advisor prior to November 1, 2019, and KBS Capital Markets Group LLC, the entity that acted as the dealer manager of the Company’s now-terminated primary initial public offering.

From the Company’s inception through October 31, 2019, KBS Capital Advisors provided day-to-day management of the Company’s business. The advisory agreement with KBS Capital Advisors terminated on October 31, 2019, and the Company hired Pacific Oak Capital Advisors under substantially the same terms on November 1, 2019. The advisory agreement with Pacific Oak Capital Advisors has a one-year term subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2019, 2018 and 2017, respectively, and any related amounts payable as of December 31, 2019 and December 31, 2018 (in thousands):

	Incurred			Payable as of December 31,
	2019	2018	2017	2019	2018
Expensed
Asset management fees	$8,158	$8,525	$10,686	$1,498	$—
Acquisition fees on business combination (1)	1,185	—	—	—	—
Reimbursable operating expenses (2)	236	410	241	—	29
Disposition fees (3)	1,570	2,494	8,352	—	—
KBS Capital Advisors Termination Fee (4)	32,640	—	—	(4)	—
Capitalized
Acquisition fees on real estate (1)	897	3,094	907	—	—
Acquisition fees on real estate equity securities	—	239	429	—	7
Acquisition fee on investment in unconsolidated entities	207	—	—	137	—

	$44,893	$14,762	$20,615	$1,635	$36

(1)	Acquisition fees associated with asset acquisitions are capitalized, while costs associated with business combinations expensed as incurred.
(2)

The relevant advisor may seek reimbursement for certain employee costs under the relevant advisory agreement. The Company has reimbursed the relevant advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $220,000, $305,000 and $225,000 for the years ended December 31, 2019, 2018 and 2017, respectively, and were the only employee costs reimbursed under the relevant advisory agreement during these periods. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers. In addition to the amounts above, the Company reimburses the relevant advisor for certain of the Company’s direct costs incurred from third parties that were initially paid by the relevant advisor on behalf of the Company.

(3)

Disposition fees with respect to real estate sold are included in the gain on sale of real estate in the accompanying consolidated statements of operations. Disposition fees with respect to the assignment of the Company’s real estate loan receivable are included in general and administrative expenses in the accompanying consolidated statements of operations.

(4)	Fee payable to KBS Capital Advisors due to the termination of the former advisory agreement with KBS Capital Advisors. See “Subordinated Performance Fee Due Upon Termination”, below, for more details.

During the year ended December 31, 2018, KBS Capital Advisors reimbursed the Company $0.1 million for a property insurance rebate. During the year ended December 31, 2017, KBS Capital Advisors reimbursed the Company $0.4 million for expenses incurred to evaluate certain strategic transactions for which KBS Capital Advisors agreed to reimburse the Company and $0.1 million for a property insurance rebate. There were no reimbursements during the year ended December 31, 2019.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

On July 6, 2017, Pacific Oak SOR Properties, LLC, an indirect wholly owned affiliate of the Company, entered into (i) a Common Unit Purchase and Sale Agreement and Escrow Instructions with Migdal Insurance Company LTD., Migdal-Makefet Pension and Provident Funds LTD. and affiliates (the “Migdal Members”) (the “Purchase and Sale Agreement”), (ii) the Amended and Restated Limited Liability Company Agreement of KBS SOR Acquisition XXIX, LLC, (iii) an Investment Agreement with Migdal Members and Willowbrook Asset Management LLC, which is owned by Keith D. Hall and Peter McMillan III, (“WBAM”), and (iv) a waiver letter agreement with the Advisor (the “Waiver Agreement”).

Pursuant to the Purchase and Sale Agreement, on July 6, 2017, Pacific Oak SOR Properties, LLC sold a 45% equity interest in an entity that owns an office building containing 284,751 rentable square feet located on approximately 0.35 acres of land in San Francisco, California (“353 Sacramento”) for approximately $39.1 million (the “353 Sacramento Transaction”) to the Migdal Members, third parties unaffiliated with the Company, KBS Capital Advisors or the Advisor. The sale resulted in 353 Sacramento being owned by a joint venture (the “353 Sacramento Joint Venture”) in which the Company indirectly owns 55% of the equity interests and the Migdal Members indirectly own 45% in the aggregate of the equity interests.

Pursuant to the Waiver Agreement, KBS Capital Advisors waived any right it may have had to receive a disposition fee in connection with the 353 Sacramento Transaction and also waived its rights to future acquisition fees in an amount equal to 45% of the acquisition fees paid to KBS Capital Advisors in connection with the Company’s original purchase of 353 Sacramento in July of 2016. Accordingly, KBS Capital Advisors waived $0.8 million of acquisition fees for the purchase of an office property consisting of two office buildings containing an aggregate of 442,039 rentable square feet in Irving, Texas (“125 John Carpenter”). In connection with the 353 Sacramento Transaction, the Company paid a $0.1 million broker commission to Monarch Global Partners, LLC. The son of a member of the board of directors of Pacific Oak Strategic Opportunity BVI is a partner at Monarch Global Partners, LLC. Also in connection with the 353 Sacramento Transaction, the Migdal Members paid an acquisition fee of $0.2 million to WBAM and $0.2 million to the Company.

Subordinated Performance Fee Due Upon Termination

The Company and KBS Capital Advisors agreed to terminate their advisory agreement effective October 31, 2019. In connection with that agreement, the Company agreed to pay KBS Capital Advisors a subordinated performance fee due upon termination in the form of restricted shares of the Company’s common stock (“Restricted Shares”), to be paid to KBS Capital Advisors upon the filing of its Annual Report on Form 10-K for the year ended December 31, 2019. The number of restricted shares to be awarded has been set at 3,411,737 shares. This termination payout value to KBS Capital Advisors (the “KBS Termination Fee Value”) was determined based on the Company’s performance from inception through September 30, 2018. In other words, it was based on the Company’s participation fee potential liability to KBS Capital Advisors calculated with respect to the November 12, 2018 estimated value per share. As a result, when the Company hired Pacific Oak Capital Advisors as the Company’s new advisor on November 1, 2019, the Company agreed to a participation fee that was based on the Company’s performance from September 30, 2018. The Restricted Shares vest on November 1, 2021. Within 60 days from vesting of the Restricted Shares, the Company will redeem 50% of the Restricted Shares, with the amount of the cash payment per share determined based on the then most recent net asset value of the shares (which shall not be more than six months old). The remaining vested Restricted Shares (the “Remaining Shares”) shall not be eligible for redemption under the Company’s share redemption program unless the Company has satisfied all outstanding redemption requests from other stockholders, provided that (a) this restriction may be waived in certain situations, such as upon a change of control of the Company and

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

(b) notwithstanding the foregoing, within 60 days after November 1, 2024, the Company shall be required to redeem any Remaining Shares, separate and outside of any general stockholder share redemption program, at the then most recent net asset value per share (which shall not be more than six months old), provided that such outstanding shares are owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, and provided further that pursuant to this clause (b) the Company will only be required to redeem that number Remaining Shares which, when added to any previously redeemed Remaining Shares owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, does not exceed two-thirds of the total number of Remaining Shares.

The Company also agreed with KBS Capital Advisors and Pacific Oak Capital Advisors that with respect to any fiscal quarter that any matter related to the award of Restricted Shares results in a company expense that falls within the definition of Total Operating Expenses (as defined in the Company’s charter), if Total Operating Expenses for the four consecutive fiscal quarters then ended exceed the 2%/25% Guidelines (as defined in the Company’s charter), then the Company’s conflicts committee will determine an Excess Amount (as defined in the Company’s charter) is justified, based on unusual and non-recurring factors that it deems sufficient, in an amount sufficient (a) to allow the portion of Total Operating Expenses for the four consecutive fiscal quarters then ended comprised of the Restricted Shares expenses to be paid or incurred by the company without reimbursement by the Advisor (as defined in the Company’s charter) and (b) to allow any other portion of Total Operating Expenses for the four consecutive fiscal quarters then ended to be paid or incurred by the company without reimbursement by the Advisor, to the extent such portion alone (i.e., that portion of Total Operating Expenses exclusive of the Restricted Shares expenses) would not have exceeded the 2%/25% Guidelines.

Subordinated Participation in Net Cash Flows (payable only if the Company is not listed on a national exchange)

After investors in the Company’s offerings have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to the Company’s share redemption program, (ii) a 7.0% per year cumulative, noncompounded return on such net invested capital, and (iii) the value of the KBS Termination Fee Payout, the Advisor is entitled to receive 15.0% of the Company’s net cash flows, whether from continuing operations, net sale proceeds or otherwise. Net sales proceeds means the net cash proceeds realized by the Company after deduction of all expenses incurred in connection with a sale, including disposition fees paid to the Advisor. The 7.0% per year cumulative, noncompounded return on net invested capital is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of the Company’s stockholders to have received any minimum return in order for the Advisor to participate in the Company’s net cash flows. In fact, if the Advisor is entitled to participate in the Company’s net cash flows, the returns of the Company’s stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return. This fee is payable only if the Company is not listed on an exchange.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Subordinated Incentive Listing Fee (payable only if the Company is listed on a national exchange)

Upon listing the Company’s common stock on a national securities exchange, the Advisor is entitled to a fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus distributions paid by the Company (including distributions that may constitute a return of capital for federal income tax purposes) prior to listing exceeds the aggregate of (i) the sum of the Company’s stockholders’ net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to the Company’s share redemption program, and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return on such amount and (ii) the KBS Termination Fee Payout. The 7.0% per year cumulative, noncompounded return on net invested capital is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of the Company’s stockholders to have received any minimum return in order for the Advisor to receive the listing fee. In fact, if the Advisor is entitled to the listing fee, the returns of the Company’s stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return.

Subordinated Performance Fee Due Upon Termination

In accordance with the new advisory agreement with Pacific Oak Capital Advisors, if the advisory agreement is terminated or not renewed, other than for cause, the Company’s advisor is entitled to receive a participation fee equal to (A) 15.0% of the Company’s net cash flows, whether from continuing operations, net sale proceeds or otherwise, after the Company’s stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to the Company’s share redemption program, and (ii) a 7.0% per year cumulative, noncompounded return on such net invested capital from the Company’s inception, less (B) the KBS Termination Fee Payout. Net sales proceeds means the net cash proceeds realized by the Company after deduction of all expenses incurred in connection with a sale, including disposition fees paid to the Company’s advisor. The 7.0% per year cumulative, noncompounded return on net invested capital from the Company’s inception is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of the Company’s stockholders to have received any minimum return in order for the Company’s advisor to participate in the Company’s net cash flows. In fact, if the Company’s advisor is entitled to participate in the Company’s net cash flows, the returns of the Company’s stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return. This fee is payable only if the Company is not listed on an exchange.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Insurance

On January 6, 2014, the Company, together with KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), Pacific Oak Strategic Opportunity REIT II, Inc. (“Pacific Oak Strategic Opportunity REIT II”), the Company’s former dealer manager, the Company’s former advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by the Company’s advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. In June 2015, KBS Growth & Income REIT, Inc. (”KBS Growth & Income REIT”) was added to the insurance program at terms similar to those described above. At renewal in June 2018, the Company, along with Pacific Oak Strategic Opportunity REIT II and KBS Legacy Partners Apartment REIT elected to cease participation in the program and obtain separate insurance coverage. The Company, together with Pacific Oak Strategic Opportunity REIT II, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by the Company’s advisor and its insurance broker among each REIT covered by the program, and is billed directly to each REIT. The program is effective through June 30, 2020.

Singapore Transactions

On October 24, 2017, the Company (through certain subsidiaries) entered into a Portfolio Purchase and Sale Agreement and Escrow Instructions (the “Purchase Agreement”) pursuant to which the Company agreed to sell, subject to certain closing conditions, the Singapore Portfolio to various subsidiaries of the SREIT that intended to list (and subsequent did list, as described below) on the Singapore Stock Exchange (the “Singapore Transaction”). The agreed purchase price of the Singapore Portfolio was $804 million. The Singapore Portfolio consisted of the following properties: 1800 West Loop, Westech 360 (part of the Austin Suburban Portfolio), Great Hills Plaza (part of the Austin Suburban Portfolio), Westmoor Center, Iron Point Business Park, the Plaza Buildings, Bellevue Technology Center, Northridge Center I and II, West Loop I and II, Powers Ferry Landing East, and Maitland Promenade II.

The SREIT is externally managed by a joint venture (the “Manager”) between (i) an entity in which Keith D. Hall, the Company’s Chief Executive Officer and a director, and Peter McMillan III, the Company’s President and Chairman of the Board of Directors, have an indirect ownership interest and (ii) Keppel Capital Holding Pte. Ltd., which is not affiliated with the Company or the Company’s management. As described in more detail below, the SREIT is expected to pay certain purchase and sale commissions and asset management fees to the Manager in exchange for the provision of certain management services.

On November 2, 2017, Pacific Oak SOR Properties, LLC (“Pacific Oak SORP”), an indirect wholly owned subsidiary of the Company, entered into an underwriting agreement (the “Underwriting Agreement”) with respect to the initial public offering of units of the SREIT. The Underwriting Agreement was entered into with the Manager, KBS Pacific Advisors Pte. Ltd., Keppel Capital Holdings Pte. Ltd., GKP Holding LLC, Keppel Capital Investment Holdings Pte. Ltd., DBS Bank Ltd., Merrill Lynch (Singapore) Pte. Ltd., Citigroup Global Markets Singapore Pte. Ltd., and Credit Suisse (Singapore) Limited. KBS Pacific Advisors Pte. Ltd. and GKP Holding LLC are affiliated with the Manager and entities in which Keith D. Hall, the Company’s Chief Executive Officer and a director, and Peter McMillan III, the Company’s President and Chairman of the board of directors, have ownership and economic interests.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Pursuant to the Underwriting Agreement, the underwriters agreed to procure subscriptions, or subscribe themselves, for an aggregate of 262,772,400 units in the SREIT, at a price of $0.88 per unit (the “IPO Price”), in connection with the Singapore Transaction. Other parties agreed to subscribe for units separately, including Pacific Oak SORP, which, on October 25, 2017, entered into a subscription agreement with the Manager in which it agreed to purchase 59,713,600 units at the IPO Price (the “Pacific Oak SORP Owned Units”) in connection with the initial public offering. Pursuant to the Underwriting Agreement, Pacific Oak SORP granted the underwriters an over-allotment option (the “Over-Allotment Option”) in which it agreed to sell the underwriters up to 15,714,100 of the Pacific Oak SORP Owned Units at the IPO Price, for up to 30 days after the listing. Separately, Pacific Oak SORP agreed to lend the underwriters certain of its Pacific Oak SORP Owned Units for stabilizing transactions following the listing of the SREIT pursuant to a unit lending agreement entered into on November 2, 2017 with the Manager and Merrill Lynch (Singapore) Pte. Ltd. Pursuant to lock-up letters from the Company and certain of the Company’s subsidiaries delivered to the underwriters on November 2, 2017, the Company and its subsidiaries agreed not to sell, pledge or transfer any of the Company’s Pacific Oak SORP Owned Units (other than pursuant to the Over-Allotment Option or lending for stabilizing transactions pursuant to the unit lending agreement described above) for six months following the initial public offering, and not to sell, pledge or transfer 50% of the Pacific Oak SORP Owned Units for 12 months following the initial public offering.

On November 8, 2017, the Company completed the sale of the Singapore Portfolio to the SREIT. The closing date of the initial public offering and the listing of the SREIT both occurred on November 8, 2017. The sale price of the Singapore Portfolio was $804 million, before third-party closing costs of approximately $7.7 million and excluding any disposition fees payable to the Company’s advisor. The sale price for the Singapore Portfolio was primarily determined based on real estate valuations performed by independent third-party valuation firms. The $804 million purchase price for the 11 properties in the Singapore Portfolio is slightly above the aggregate appraised values for the 11 properties used in the Company’s prior estimated value per share determined as of December 8, 2016. As of September 30, 2017, the properties in the Singapore Portfolio had a cumulative carrying value of $546.5 million. The Company avoided significant third-party closing costs by selling the Singapore Portfolio to the SREIT in connection with its initial public offering on the Singapore Stock Exchange compared to selling the properties, whether individually or as a portfolio, in a typical sales transaction, which represents significant savings to the Company for a disposition of this size. In connection with the Singapore Transaction, the Company repaid $401.7 million of outstanding debt secured by the properties in the Singapore Portfolio. The Company used approximately $52.5 million of the proceeds to acquire units in the SREIT representing a 9.5% ownership interest.

The underwriters exercised the Over-Allotment Option in full, and on December 15, 2017, purchased 15,714,100 of the Pacific Oak SORP Owned Units from the Company at the IPO Price. As a result of the Over-Allotment Option, the Company owned 43,999,500 units of the SREIT, representing a 7.0% ownership interest.

On November 30, 2018, the Company sold a portfolio of 21 office/flex/industrial buildings containing a total of 778,472 rentable square feet located on approximately 41 acres of land in Redmond, Washington (the “Westpark Portfolio”) to the SREIT. The sale price, net of closing credits, of the Westpark Portfolio was $166.4 million, before third-party closing costs of approximately $3.2 million and excluding any disposition fees payable to KBS Capital Advisors. On November 26, 2018, the SREIT issued an aggregate of 186,236,224 common units of the SREIT as a result of their renounceable and underwritten rights issue. The Company purchased 12,979,852 common units of the SREIT for $6.5 million in connection with this offering, maintaining its 7% ownership interest.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

On November 1, 2019, the Company sold an office property consisting of two buildings containing a total of 445,317 rentable square feet in Irving, Texas (“125 John Carpenter”) to the SREIT. The sale price, net of closing credits, of 125 John Carpenter was $99.8 million, before third-party closing costs of approximately $0.2 million and excluding any disposition fees payable to Pacific Oak Capital Advisors. Prior to the sale of 125 John Carpenter, the Company owned 56,979,352 common units of the SREIT, representing a 6.89% ownership interest. On October 29, 2019, the Company purchased 7,186,000 common units of the SREIT for $5.2 million in connection with a private placement to institutional and other investors, maintaining its 6.89% ownership interest.

The interests of Messrs. Hall and McMillan in the SREIT are described below. Messrs. Hall and McMillan collectively own two-thirds of KBS Pacific Advisors, LLC, which owns 50% of the Manager. The other 50% ownership stake in the Manager was acquired by Keppel Capital Holding Pte. Ltd. for $27.5 million, which amount was distributed in its entirety to KBS Pacific Advisors, LLC. The Manager will receive the following fees from the SREIT:

•

Management Fee – The Manager’s management fee comprises a base fee and a performance fee, which make up a substantial portion of the Manager’s total remuneration for the provision of on-going management services to the SREIT. The base fee equals 10% per year of the SREIT “annual distributable income,” which is calculated before accounting for the base fee and the performance fee. The performance fee is generally equal to 25% of the growth in the SREIT’s distributions per unit of common equity from one year to the next (calculated after accounting for the base fee but before accounting for the performance fee). For the year ended December 31, 2019, the SREIT incurred $5.1 million related to the management fee.

•

Acquisition Fee and Divestment Fee – The Manager will also receive an acquisition fee and a divestment fee from the SREIT. The acquisition fee will generally equal 1% of purchase price of the assets acquired by the SREIT and the divestment fee will generally equal 0.5% of the sale price of the assets disposed of by the SREIT. For the year ended December 31, 2019, the SREIT incurred $1.0 million related to the acquisition fee and did not incur a divestment fee.

Battery Point Restructuring

On October 28, 2016, the Company, through an indirect wholly owned subsidiary, agreed to invest up to $25,000,000 in Battery Point Trust, LLC (“Battery Point LLC”) through the purchase of Series B Preferred Equity Units (the “Series B Preferred Units”). On May 12, 2017, the Company and Battery Point LLC agreed to limit the Company’s investment to $17,500,000 worth of Series B Preferred Units. The Company invested the full $17,500,000 in stages. During 2018, $4,500,000 was repaid to the Company. On June 29, 2018, Battery Point LLC was converted into Battery Point Trust, Inc. (“Battery Point”) and the Company’s Series B Preferred Units were converted into Series B Preferred Shares (the “Series B Preferred Shares”). The Series B Preferred Shares are entitled to the same rights and protections as were the Series B Preferred Units. The Series B Preferred Shares pay a quarterly dividend of 12% and had an outside maturity date of October 28, 2019.

On March 20, 2019, the Company, through an indirect wholly owned subsidiary, entered into a redemption agreement for the Battery Point Series B Preferred Units. The redemption agreement resulted in the redemption of 13,000 Series B Preferred Units with a per-unit price of $1,000. The Company received $8.6 million, of which $0.9 million relates to accrued interest and an exit fee. In addition, the Company received 210,000 Battery Point Series A-3 Preferred Units with a per-unit price of $25.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

On March 20, 2019, Pacific Oak Battery Point Holdings, LLC (“Pacific Oak BP”), a wholly owned subsidiary of Pacific Oak Capital Advisors, LLC, a real estate asset management company formed in 2019, and its family of companies (collectively, “Pacific Oak”), acquired all the common equity interests in BPT Holdings, LLC (“Battery Point Holdings”). Battery Point Holdings owns (a) the common stock in Battery Point, (b) all the service entities that provide advisory, servicing and property management services to Battery Point Holdings generally named “DayMark”, and (c) 40% of additional DayMark entities that purchase, renovate, lease and sell single-family residential homes to Battery Point. As owner of Battery Point Holdings, Pacific Oak is responsible for funding the ongoing operations of Battery Point Holdings and its subsidiaries. The affiliated DayMark service entities are paid annual asset management fees equal to 1.5% of the gross asset value of Battery Point, annual property management fees equal to 8% of tenants’ rents received by Battery Point, and acquisition fees of 1% of the gross purchase price of properties acquired. The affiliated DayMark service entities also receive fees from tenants upon execution of leases and a 1% commission from sellers of properties into the program, if it acts as the broker for the seller. During the year ended December 31, 2019, the Company purchased additional 430,000 shares of Battery Point Series A-3 Preferred Units for an aggregate amount of $10.8 million. As of December 31, 2019, the Company had 640,000 Battery Point Series A-3 Preferred Units.

Pacific Oak Opportunity Zone Fund I

During the year ended December 31, 2019, the Company acquired 91 Class A Units for $20.6 million in the Pacific Oak Opportunity Zone Fund I, LLC (“Pacific Oak Opportunity Zone Fund I”). Pacific Oak Opportunity Zone Fund I is sponsored by Pacific Oak Holding. Pacific Oak Capital Advisors is entitled to certain fees in connection with the fund. The fund will pay an acquisition fee equal to 1.5% of the purchase price of each asset (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) with a purchase price less than or equal to $25.0 million plus 1.0% of the purchase price in excess of $25.0 million; a quarterly asset management fee equal to 0.25% of the total purchase price of all assets (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) as of the end of the applicable quarter; and a financing fee equal to 0.5% of the original principal amount of any indebtedness they incur (reduced by any financing fee previously paid with respect to indebtedness being refinanced). In the case of investments made through joint ventures, the fees above will be determined based on the Company’s proportionate share of the investment. Pacific Oak is also entitled to certain distributions paid by the Pacific Oak Opportunity Zone Fund I after the Class A Members have received their preferred return. These fees and distributions have been waived for the Company’s $20.6 million investment.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

12.	INVESTMENT IN UNCONSOLIDATED ENTITIES

As of December 31, 2019 and 2018, the Company’s investments in unconsolidated entities were composed of the following (dollars in thousands):

	Number of Properties at December 31, 2019			Investment Balance at
Joint Venture		Location	Ownership%	December 31, 2019	December 31, 2018
NIP Joint Venture	2	Various	Less than 5.0%	$1,225	$1,476
110 William Joint Venture	1	New York, New York	60.0%	—	325
353 Sacramento Joint Venture	1	San Francisco, California	55.0%	42,214	43,068
Battery Point Series A-3 Preferred Units	N/A	N/A	N/A	13,991	—
Pacific Oak Opportunity Zone Fund I	2	Various	N/A	20,846	—

				$78,276	$44,869

Investment in National Industrial Portfolio Joint Venture

On May 18, 2012, the Company, through an indirect wholly owned subsidiary, entered into a joint venture (the “NIP Joint Venture”) with OCM NIP JV Holdings, L.P. and HC KBS NIP JV, LLC (“HC-KBS”). The NIP Joint Venture has invested in a portfolio of industrial properties. The Company made an initial capital contribution of $8.0 million which represents less than a 5.0% ownership interest in the NIP Joint Venture as of December 31, 2019.

Prior to January 17, 2018, KBS REIT I, an affiliate of KBS Capital Advisors, was a member of HC-KBS and had a participation interest in certain future potential profits generated by the NIP Joint Venture. However, KBS REIT I did not have any equity interest in the NIP Joint Venture. On January 17, 2018, KBS REIT I assigned its participation interest in the NIP Joint Venture to one of the other joint venture partners in the NIP Joint Venture. None of the other joint venture partners are affiliated with the Company, KBS Capital Advisors or the Advisor.

During the year ended December 31, 2019, the Company received a distribution of $0.3 million related to its investment in the NIP Joint Venture, which is reflected as a return of capital from the NIP Joint Venture. During the year ended December 31, 2018, the Company received a distribution of $2.6 million related to its investment in the NIP Joint Venture. The Company recognized $0.4 million of income distributions and $2.2 million of return of capital from the NIP Joint Venture. During the year ended December 31, 2017, the Company received a distribution of $3.7 million related to its investment in the NIP Joint Venture. The Company recognized $2.1 million of income distributions and $1.6 million of return of capital from the NIP Joint Venture.

Investment in 110 William Joint Venture

On December 23, 2013, the Company, through an indirect wholly owned subsidiary, entered into an agreement with SREF III 110 William JV, LLC (the “110 William JV Partner”) to form a joint venture (the “110

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

William Joint Venture”). On May 2, 2014, the 110 William Joint Venture acquired an office property containing 928,157 rentable square feet located on approximately 0.8 acres of land in New York, New York (“110 William Street”). Each of the Company and the 110 William JV Partner hold a 60% and 40% ownership interest in the 110 William Joint Venture, respectively.

The Company exercises significant influence over the operations, financial policies and decision making with respect to the 110 William Joint Venture but significant decisions require approval from both members. Accordingly, the Company has accounted for its investment in the 110 William Joint Venture under the equity method of accounting. Income, losses, contributions and distributions are generally allocated based on the members’ respective equity interests.

As of December 31, 2019, the book value of the Company’s investment in the 110 William Joint Venture was $0. As of December 31, 2018, the book value of the Company’s investment in the 110 William Joint Venture was $0.3 million, which includes $1.4 million of unamortized acquisition fees and expenses incurred directly by the Company. During the year ended December 31, 2019, the 110 William Joint Venture made a $7.8 million distribution to the Company and a $5.2 million distribution to the 110 William JV Partner funded with proceeds from the 110 William refinancing (discussed below). The distribution exceeded the book value of the Company’s investment in the 110 William Joint Venture, and the Company recorded the $7.8 million distribution as a gain included in equity in income of unconsolidated joint ventures during the year ended December 31, 2019. This gain was recorded because the Company determined that the distribution is not refundable and it does not have an implicit or explicit commitment to fund the 110 William Joint Venture. The Company suspended the equity method of accounting and will not record the Company’s share of losses and will not record the Company’s share of any subsequent income for the 110 William Joint Venture until the Company’s share of net income exceeds the gain recorded and the Company’s share of the net losses not recognized during the period the equity method was suspended. During the year ended December 31, 2018, the Company did not receive any distributions related to its investment in the 110 William Joint Venture. During the year ended December 31, 2017, the 110 William Joint Venture made a $58.2 million return of capital distribution to the Company and a $38.8 million return of capital distribution to the 110 William JV Partner funded with proceeds from the 110 William refinancing.

Summarized financial information for the 110 William Joint Venture follows (in thousands):

	December 31, 2019	December 31, 2018
Assets:
Real estate assets, net of accumulated depreciation and amortization	$242,430	$235,613
Other assets	35,747	37,337

Total assets	$278,177	$272,950

Liabilities and equity:
Notes payable, net	$292,221	$267,311
Other liabilities	10,664	7,485
Partners’ deficit	(24,708)	(1,846)

Total liabilities and equity	$278,177	$272,950

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

	For the Years Ended December 31,
	2019	2018	2017
Revenues	$34,186	$38,539	$37,338
Expenses:
Operating, maintenance, and management	9,213	9,844	10,056
Real estate taxes and insurance	7,064	6,718	6,281
Depreciation and amortization	11,166	15,596	16,544
Interest expense	16,742	17,815	13,134

Total expenses	44,185	49,973	46,015

Total other income	137	112	56

Net loss	$(9,862)	$(11,322)	$(8,621)

Company’s share of net loss (1)	$5,917	$(6,835)	$(5,214)

(1)

During the year ended December 31, 2019, the Company recorded $0.3 million of net losses in equity in income of unconsolidated joint ventures and suspended the recording of the Company’s remaining share of net losses.

110 William Street Refinancing

On March 7, 2019, the 110 William Joint Venture closed on refinancing of the 110 William Street existing loans (the “Refinancing”). The 110 William Joint Venture repaid $268.0 million of principal related to the existing 110 William Street loans. The Refinancing is comprised of a mortgage loan with Invesco CMI Investments, L.P., an unaffiliated lender, for borrowings of up to $261.4 million, which is secured by 110 William Street (the “110 William Street Mortgage Loan”) and a mezzanine loan with Invesco CMI Investments, L.P., an unaffiliated lender, for borrowings of up to $87.1 million (the “110 William Street Mezzanine Loan”). The 110 William Street Mortgage Loan is comprised of a senior mortgage loan of $215.5 million (the “Senior Mortgage Loan”) and an amended and restated building loan of $45.9 million (the “Building Loan”) to be used for future tenant improvements, leasing commissions and capital expenditures.

The 110 William Street Mortgage Loan and the 110 William Street Mezzanine Loan mature on April 9, 2021, with three one-year extension options. The 110 William Street Mortgage Loan bears interest at a rate of the greater of (a) 3.5% or (b) 150 basis points over one-month LIBOR. The 110 William Street Mezzanine Loan bears interest at a rate of the greater of (a) 6.9% or (b) 490 basis points over one-month LIBOR. The 110 William Joint Venture entered into an interest rate cap that effectively limits one-month LIBOR at 3.75% on $348.5 million, effective March 7, 2019 through March 15, 2021. The 110 William Street Mortgage Loan and the 110 William Street Mezzanine Loan have monthly payments that are interest-only with the entire unpaid principal balance and all outstanding interest and fees due at maturity. The 110 William Joint Venture has the right to prepay the loans at any time in whole, but not in part, subject to a prepayment fee if prepaid prior to May 9, 2020 and subject to certain other conditions contained in the loan documents. At closing, $210.8 million of the Senior Mortgage Loan and $70.3 million of the 110 William Street Mezzanine Loan was funded with $4.7 million of the Senior Mortgage Loan, $45.9 million of the Building Loan and $16.8 million of the 110 William Street Mezzanine Loan available for future funding, subject to certain terms and conditions contained in the loan documents.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Investment in 353 Sacramento Joint Venture

On July 6, 2017, the Company, through an indirect wholly owned subsidiary, entered into an agreement with the Migdal Members to form the 353 Sacramento Joint Venture. On July 6, 2017, the Company sold a 45% equity interest in an entity that owns 353 Sacramento to the Migdal Members. The sale resulted in 353 Sacramento being owned by the 353 Sacramento Joint Venture, in which the Company indirectly owns 55% of the equity interests and the Migdal Members indirectly own 45% in the aggregate of the equity interests.

The Company exercises significant influence over the operations, financial policies and decision making with respect to the 353 Sacramento Joint Venture but significant decisions require approval from both members. Accordingly, the Company has accounted for its investment in the 353 Sacramento Joint Venture under the equity method of accounting. Income, losses, contributions and distributions are generally allocated based on the members’ respective equity interests.

During the year ended December 31, 2019 and December 31, 2017, the Company did not receive any distributions related to its investment in the 353 Sacramento Joint venture. During the year ended December 31, 2018, the Company made a $1.3 million contribution to the 353 Sacramento Joint Venture.

Summarized financial information for the 353 Sacramento Joint Venture follows (in thousands):

	December 31, 2019	December 31, 2018
Assets:
Real estate assets, net of accumulated depreciation and amortization	$180,592	$180,852
Other assets	21,822	13,123

Total assets	$202,414	$193,975

Liabilities and equity:
Notes payable, net	$115,280	$105,593
Other liabilities	11,193	10,863
Partners’ capital	75,941	77,519

Total liabilities and equity	$202,414	$193,975

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018	For the Period from July 6, 2017 to December 31, 2017
Revenues	$17,015	$11,397	$7,053
Expenses:
Operating, maintenance, and management	3,785	3,654	2,189
Real estate taxes and insurance	2,822	2,372	1,198
Depreciation and amortization	6,485	5,680	3,408
Interest expense	5,734	5,374	2,302

Total expenses	18,826	17,080	9,097

Net loss	$(1,811)	$(5,683)	$(2,044)

Company’s equity in loss of unconsolidated joint venture	$(854)	$(2,995)	$(823)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

Battery Point Series A-3 Preferred Units

Beginning October 28, 2016, the Company invested in Battery Point Series B Preferred Units which were classified as real estate debt securities on the Company’s accompanying balance sheets (see note 6 “Real Estate Debt Securities” for further information). On March 20, 2019, the Company, through an indirect wholly owned subsidiary, entered into a redemption agreement for the Battery Point Series B Preferred Units. The redemption agreement resulted in the redemption of the Company’s entire investment of 13,000 Series B Preferred Units with a per-unit price of $1,000 with an aggregate outstanding principal balance of $13.0 million. The Company received a principal paydown of $7.7 million plus accrued interest and an exit fee. In addition, the Company received 210,000 shares of Battery Point Series A-3 Preferred Units with a per-unit price of $25 with an aggregate face amount of $5.3 million. The Battery Point Series A-3 Preferred Units are entitled to a monthly dividend based on an annual rate of 7.5%. The annual dividend rate increases to 10% for the Battery Point Series A-3 Preferred Units not redeemed by February 28, 2020 and to 11% for the Battery Point Series A-3 Preferred Units not redeemed by February 28, 2021. On each monthly dividend payment date, Battery Point has the obligation to use 20% of the net proceeds of any and all future equity capital raising to redeem the Series A-3 Preferred Units. The Battery Point Series A-3 Preferred Units are redeemable at any time by Battery Point and holders of Series A-3 Preferred Shares may elect to redeem their units beginning on February 28, 2021, subject to Battery Point’s board of directors’ determination that the company has sufficient cash.

During the year ended December 31, 2019, the Company purchased additional 430,000 shares of Battery Point Series A-3 Preferred Units for an aggregate amount of $10.8 million.

The Company does not have a unilateral right to redeem the Battery Point Series A-3 Preferred Units on a stated redemption date, therefore the Company classified the Series A-3 Preferred Units as an equity investment without a readily determinable fair value. In accordance with ASC 321, Investments—Equity Securities, the Company may elect to measure an equity investment without a readily determinable value that does not qualify for the practical expedient to estimate fair value using the net asset value per share, at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company elected to measure its investment in the Battery Point Series A-3 Preferred Units in accordance with the above accounting guidance and recorded its investment in the Battery Point Series A-3 Preferred Units as of December 31, 2019, at a carrying value of $14.0 million. During the year ended December 31, 2019, the Company received distributions of $0.3 million, which were recognized as dividend income from real estate equity securities.

Investment in Pacific Oak Opportunity Zone Fund I

During the year ended December 31, 2019, the Company acquired 91 Class A Units for $20.6 million in Pacific Oak Opportunity Zone Fund I. As of December 31, 2019, the book value of the Company’s investment in Pacific Oak Opportunity Zone Fund I was $20.8 million, which includes $0.2 million of acquisition fees. As of December 31, 2019, Pacific Oak Opportunity Zone Fund I consolidated two joint venture with real estate under development. As of December 31, 2019, the Company has concluded that Pacific Oak Opportunity Zone Fund I qualifies as a Variable Interest Entity (“VIE”) because there is insufficient equity at risk to finance the entity’s activities and the entity is structured with non-substantive voting rights. The Company concluded it is not the primary beneficiary of this VIE since it does not have the power to direct the activities that most significantly impact the entity’s economic performance and will account for its investment under the equity method of accounting.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

The Company’s maximum exposure to loss as a result of its involvement with this VIE is limited to the carrying value of the investment in Pacific Oak Opportunity Zone Fund I which totaled $20.8 million as of December 31, 2019.

13.	SUPPLEMENTAL CASH FLOW AND SIGNIFICANT NONCASH TRANSACTION DISCLOSURES

Supplemental cash flow and significant noncash transaction disclosures were as follows (in thousands):

	Years Ended December 31,
	2019	2018	2017
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of capitalized interest of $2,739, $2,565 and $2,339 for the years ended December 31, 2019, 2018 and 2017, respectively	$25,703	$27,029	32,688
Supplemental Disclosure of Significant Noncash Transactions:
Assets and liabilities deconsolidated in connection with the 353 Sacramento partial sale:
Real estate, net	—	—	170,586
Rents and other receivables, net	—	—	1,244
Prepaid expenses and other assets	—	—	555
Notes payable, net	—	—	87,132
Accounts payable and accrued liabilities	—	—	1,574
Below-market leases, net	—	—	2,960
Other liabilities	—	—	924

Assets and liabilities consolidated in connection with the PORT acquisition:
Cash	8,104	—	—
Restricted cash	1,667	—	—
Rents and other receivables	989	—	—
Prepaid expenses and other assets	634	—	—
Real estate held for investment	109,922	—	—
Notes payable	61,885	—	—
Accounts payable and accrued liabilities	1,893	—	—
Other liabilities	904	—	—
Acquisition fees due to affiliates on investment in unconsolidated entities	137	—	—
Accrued improvements to real estate	5,302	3,363	3,717
Redeemable common stock payable	829	10,000	8,595
Restricted stock payable	16,320	—	—
Mezzanine equity in connection with subordinated performance fee due upon termination	10,880	—	—
Restricted stock (additional paid in capital) in connection with subordinated performance fee due upon termination	5,440	—	—
Mortgage loan assumed by buyer in connection with sale of real estate	23,663	—	—
Redemptions of Series B Preferred Units in exchange for Series A-3 Preferred Units	2,992	—	—
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	829	1,418	8,666
Distributions paid to common stockholders through common stock issuances pursuant to the December 2017 special dividend	—	150,299	—
Distributions paid to common stockholders through common stock issuances pursuant to the November 2018 special dividend	—	127,911	—

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

14.	REPORTING SEGMENTS

The Company recognizes two reporting segments for the year ended December 31, 2019 and consists of strategic opportunistic properties and single-family homes. All corporate related costs are included in the strategic opportunistic properties segment to align with how financial information is presented to the chief operating decision maker. The selected financial information for the two reporting segments for the year ended December 31, 2019 is as follows:

	Year Ended December 31, 2019
	Strategic Opportunistic Properties	Single-Family Homes	Total
Total revenues	$91,351	$1,807	$93,158

Total expenses	(130,516)	(2,374)	(132,890)

Total other income (loss)	28,944	(4,461)	24,483

Net loss before income taxes	$(10,221)	$(5,028)	$(15,249)

Total assets related to the two reporting segments as of December 31, 2019 are as follows:

	December 31, 2019
	Strategic Opportunistic Properties	Single-Family Homes	Total
Total assets	$921,917	$119,325	$1,041,242

15.	PORT PREFERRED STOCK

The Company has authorized and issued preferred stock from a wholly owned subsidiary. The Company has elected to use the measurement method described under ASC 480-10-S99-3A, paragraph 15(b), resulting in the preferred stock being classified in mezzanine equity and measured based on the estimated future redemption value as of December 31, 2019.

On November 6, 2019, PORT issued 15,000 shares out of its available 25,000,000 shares of Series A Cumulative Convertible Redeemable Preferred Stock for gross proceeds of $1,000 per share resulting in net proceeds of $15.0 million before issuance costs. The shares provide for an annual dividend of 6% payable quarterly, which increases to 12% if all shares are not redeemed by the Company immediately following the redemption date. However, the 12% dividend rate does not apply until the aggregate number of shares selected for redemption do not constitute 10% or more of all outstanding shares. The shares may be redeemed by the holders beginning on November 4, 2021 for $1,000 per share plus all accrued but unpaid dividends through the redemption date, or after November 4, 2022 for $1,120 per share plus all accrued but unpaid dividends through the redemption date. In addition, after November 4, 2020, the shares are redeemable at the Company’s option, at any time or from time to time, at a redemption price of $1,120 per share plus unpaid accrued dividends. Additionally, if the common shares of PORT are publicly traded, the holder may elect to convert its preferred shares into PORT common shares based on a value of the preferred shares of $1,120 per share plus unpaid accrued dividends, and a conversion price of the common shares as stated in the agreement.

On November 22, 2019, PORT issued 125 shares of its Series B Cumulative Redeemable Preferred Stock for gross proceeds of $1,000 per share resulting in net proceeds of $0.1 million after issuance costs. The shares

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

provide for an annual dividend of 12.5% payable semiannually. The shares may be redeemed by the holders for $1,050 per share until December 31, 2021 and for $1,000 per share thereafter.

The following is a reconciliation of the Company’s noncontrolling cumulative convertible redeemable preferred stock for the year ended December 31, 2019:

	Series A Prefered Stock		Series B Prefered Stock
	Shares	Amounts	Shares	Amounts
Issuance of preferred stock	15,000	$15,000	125	$125
Other offering costs	—	(91)	—	(26)

Balance, December 31, 2019	15,000	$14,909	125	$99

16.	SHARE-BASED COMPENSATION

Restricted Stock

The Company will issue 3,411,737 restricted shares to KBS Capital Advisors in connection with the subordinated performance fee due upon termination upon the filing of the Form 10-K for the year ended December 31, 2019 (the “Restricted Stock”). The Restricted Stock vests on November 1, 2021. These shares are subject to non-compete provisions, which are treated as clawback contingent features and will be accounted for if and when the Restricted Stock is required to be returned.

Within 60 days from the vesting of the Restricted Stock, the Company is required to redeem 50% of the Restricted Stock in cash, with the amount of the cash payment per share determined based on the then most recent net asset value of the shares. These shares are classified as a liability instrument, accounted for as restricted stock payable on the accompanying consolidated balance sheets, and are recorded at the fair value of the shares at each reporting period until settled.

Within 60 days after November 1, 2024, the Company may be required to redeem up to 2/3rd of the remaining Restricted Stock at the most recent net asset value per share. These shares are classified as an equity instrument and accounted for as mezzanine equity on the accompanying consolidated balance sheets. These shares are recorded at the redemption value as if the settlement occurred at the reporting date.

The remaining shares are classified as an equity instrument and recorded in additional paid-in-capital on the accompanying balance sheets.

For the year ended December 31, 2019, the Company recorded the full expense related to the issuance of the Restricted Stock of $32.6 million, as subordinated performance fee due upon termination to affiliate on the accompanying statement of operations. The fair value of the Restricted Stock was estimated based on the Company’s NAV per share, adjusted for a lack of marketability discount. The Restricted Stock was measured at its fair value of $9.57 per share.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

17.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2019 and 2018 (in thousands, except per share amounts):

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$21,911	$21,689	$25,282	$24,276
Net income (loss)	$17,460	$(6,301)	$2,290	$(28,630)
Net income (loss) attributable to common stockholders	$16,781	$(6,249)	$772	$(28,586)
Net income (loss) per common share, basic and diluted	$0.25	$(0.09)	$0.01	$(0.43)
Distributions declared per common share	$0.009	$0.009	$0.009	$—

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$19,636	$25,290	$27,156	$23,705
Net income (loss)	$(23,702)	$9,993	$36,421	$10,612
Net income (loss) attributable to common stockholders	$(23,681)	$10,036	$36,497	$10,694
Net income (loss) per common share, basic and diluted	$(0.38)	$0.16	$0.67	$0.19
Distributions declared per common share	$0.016	$0.016	$0.016	$2.950

18.	COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that the Advisor is unable to provide these services, the Company will be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations as of December 31, 2019. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Legal Matters

From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

Subordinated Performance Fee Due Upon Termination

The Company and KBS Capital Advisors agreed to terminate their advisory agreement effective October 31, 2019. In connection with that agreement, the Company agreed to pay KBS Capital Advisors a subordinated performance fee due upon termination in the form of restricted shares of the Company’s common stock (“Restricted Shares”), to be paid to KBS Capital Advisors upon the filing of its Annual Report on Form 10-K for the year ended December 31, 2019. The number of restricted shares to be awarded has been set at 3,411,737 shares. This termination payout value to KBS Capital Advisors (the “KBS Termination Fee Value”) was determined based on the Company’s performance from inception through September 30, 2018. In other words, it was based on the Company’s participation fee potential liability to KBS Capital Advisors calculated with respect to the November 12, 2018 estimated value per share. As a result, when the Company hired Pacific Oak Capital Advisors as its new advisor on November 1, 2019, the Company agreed to a participation fee that was based on its performance from September 30, 2018. The Restricted Shares vest on November 1, 2021. Within 60 days from vesting of the Restricted Shares, the Company will redeem 50% of the Restricted Shares, with the amount of the cash payment per share determined based on the then most recent net asset value of the shares (which shall not be more than six months old). The remaining vested Restricted Shares (the “Remaining Shares”) shall not be eligible for redemption under the Company’s share redemption program unless the Company has satisfied all outstanding redemption requests from other stockholders, provided that (a) this restriction may be waived in certain situations, such as upon a change of control of the Company and (b) notwithstanding the foregoing, within 60 days after November 1, 2024, the Company shall be required to redeem any Remaining Shares, separate and outside of any general stockholder share redemption program, at the then most recent net asset value per share (which shall not be more than six months old), provided that such outstanding shares are owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, and provided further that pursuant to this clause (b) the Company will only be required to redeem that number Remaining Shares which, when added to any previously redeemed Remaining Shares owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, does not exceed two-thirds of the total number of Remaining Shares.

19.	SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Distribution Declared

On January 23, 2020, the Company’s board of directors authorized a distribution in the amount of $0.00860000 per share of common stock to stockholders of record as of the close of business on January 24, 2020. On January 29, 2020, the Company paid distributions of $0.6 million related to this distribution.

Series B Debentures

On February 16, 2020, Pacific Oak Strategic Opportunity BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures to Israeli investors pursuant to a

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

public offering registered with the Israel Securities Authority. The Series B Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

Proposed NAV REIT Conversion

On January 22, 2020, the Company filed a registration statement on Form S-11 with the SEC to offer up to $1 billion in additional shares of the Company’s common stock. This new registration statement contemplates a proposed conversion of the Company to a perpetual-life net asset value or “NAV” REIT that offers and sells shares of the Company’s common stock continuously through a number of distribution channels in ongoing public offerings, and seeks to provide increased liquidity to current and future stockholders through an expansion of the Company’s current share redemption program. See “Proposed NAV REIT Conversion” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

Proposed Merger

On February 19, 2020, the Company, Pacific Oak SOR II, LLC, an indirect subsidiary of the Company’s (“Merger Sub”), and Pacific Oak Strategic Opportunity REIT II, Inc. (“POSOR II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, POSOR II will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of the Company’s. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of POSOR II shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of POSOR II’s common stock (or a fraction thereof), $0.01 par value per share, will be converted into the right to receive 0.9643 shares of the Company’s common stock, par value $0.01 per share. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” See “Proposed Merger” in Item Part I, Item 1 of this Annual Report on Form 10-K for more information.

Concurrently with the entry into the Merger Agreement, the Company and the Advisor entered into the Amended and Restated Advisory Agreement (the “Amended Advisory Agreement”). The Amended Advisory Agreement amended the Company’s existing advisory agreement to provide that no acquisition fees will be paid in connection with the Merger and to set the “issue price” ($10.63 per share) of the shares issued in the Merger for purposes of calculating the Advisor’s incentive fee. The Merger itself will not trigger an incentive fee to the Advisor by POSOR II or the Company.

Concurrently with the entry into the Merger Agreement, POSOR II and the Advisor entered into a termination letter agreement (the “Termination Agreement”), effective as of February 19, 2020. Pursuant to the Termination Agreement, the advisory agreement between POSOR II and the Advisor (the “POSOR II Advisory Agreement”) will be terminated at the effective time of the Merger. Also pursuant to the Termination Agreement, the Advisor waived any disposition fee it otherwise would be entitled to receive from POSOR II with respect to the Merger. If, however, the Company is ultimately sold to another bidder, then the Advisor may be entitled to a disposition fee from POSOR II in an amount as set forth in the POSOR II Advisory Agreement.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2019

COVID-19

The recent global outbreak of COVID-19 (more commonly known as the Coronavirus) has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain. Customers and potential customers of the properties we own could be adversely affected by the disruption to business caused by the global outbreak of the Coronavirus. This could lead to similar negative impacts on our business. As a result of the disrupted economic markets, the Company’s investment in real estate equity securities has experienced significant unrealized losses.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2019

(dollar amounts in thousands)

					Initial Cost to Company			Cost Capitalized Subsequent to Acquisition (2)	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization		Date Acquired or Foreclosed on
Description	Location	Ownership Percent	Encumbrances		Land	Building and Improvements (1)	Total		Land	Building and Improvements (1)	Total (3)		Original Date of Construction
Properties Held for Investment
Richardson Portfolio:
Palisades Central I	Richardson, TX	90.0%		$(4)	$1,037	$8,628	$9,665	$3,630	$1,037	$12,258	$13,295	$(3,565)	1980	11/23/2011
Palisades Central II	Richardson, TX	90.0%		(4)	810	17,117	17,927	3,889	810	21,006	21,816	(5,486)	1985	11/23/2011
Greenway I	Richardson, TX	90.0%		(4)	561	1,170	1,731	977	561	2,147	2,708	(901)	1983	11/23/2011
Greenway III	Richardson, TX	90.0%		(4)	702	4,083	4,785	(318)	702	3,765	4,467	(1,321)	1983	11/23/2011
Undeveloped Land	Richardson, TX	90.0%	—		1,997	—	1,997	1,137	3,134	—	3,134	—	N/A	11/23/2011

Total Richardson Portfolio			36,000		5,107	30,998	36,105	9,315	6,244	39,176	45,420	(11,273)
Park Highlands (5)	North Las Vegas, NV	(5)	—		17,066	—	17,066	17,101	34,167	—	34,167	—	N/A	12/30/2011
Park Centre	Austin, TX	100.0%	21,970		3,251	27,941	31,192	6,511	3,251	34,452	37,703	(6,334)	2000	03/28/2013
1180 Raymond	Newark, NJ	100.0%	30,250		8,292	37,651	45,943	1,477	8,292	39,128	47,420	(7,897)	1929	08/20/2013
Park Highlands II (5)	North Las Vegas, NV	(5)	—		20,118	—	20,118	6,960	27,078	—	27,078	—	N/A	12/10/2013
Richardson Land II	Richardson, TX	90.0%	—		3,096	—	3,096	322	3,418	—	3,418	—	N/A	09/04/2014
Crown Pointe	Dunwoody, GA	100.0%	51,171		22,590	62,610	85,200	10,326	22,590	72,936	95,526	(11,753)	1985/1989	02/14/2017
The Marq	Irving, TX	100.0%	53,408		10,387	75,878	86,265	9,366	10,387	85,244	95,631	(7,119)	1972	03/01/2018
City Tower	Minneapolis, MN	100.0%	89,000		13,930	136,068	149,998	7,259	13,930	143,327	157,257	(12,823)	1988	03/06/2018
Eight & Nine Corporate Centre	Orange, CA	100.0%	43,880		17,401	58,794	76,195	3,373	17,401	62,167	79,568	(4,356)	2007	06/08/2018
Georgia 400 Center	Alpharetta, GA	100.0%	59,690		11,400	72,000	83,400	8,134	11,431	80,103	91,534	(3,053)	2001	05/23/2019
Single-Family Homes Portfolio:
Birmingham Homes	Birmingham, AL	100.0%		(6)	2,442	11,133	13,575	75	2,444	11,206	13,650	(90)	Various	11/04/2019
Houston Homes	Houston, TX	100.0%		(6)	6,157	22,855	29,012	183	6,154	23,041	29,195	(191)	Various	11/04/2019
Jacksonville Homes	Jacksonville, FL	100.0%		(6)	2,986	24,236	27,222	175	2,986	24,411	27,397	(210)	Various	11/04/2019
Memphis Homes	Memphis, TN	100.0%		(6)	2,679	15,767	18,446	163	2,679	15,930	18,609	(131)	Various	11/04/2019
Atlanta Homes	Atlanta, GA	100.0%		(6)	783	3,870	4,653	34	783	3,904	4,687	(38)	Various	11/04/2019
Oklahoma Homes	Oklahoma City, OK	100.0%		(6)	2,082	14,423	16,505	95	2,082	14,518	16,600	(113)	Various	11/04/2019

Total Single-Family Homes Portfolio			61,900		17,129	92,284	109,413	725	17,128	93,010	110,138	(773)

Total Properties					$149,767	$594,224	$743,991	$80,869	$175,317	$649,543	$824,860	$(65,381)

(1)	Building and improvements includes tenant origination and absorption costs.
(2)	Costs capitalized subsequent to acquisition is net of write-offs of fully depreciated/amortized assets.
(3)	The aggregate cost of real estate for federal income tax purposes was $940.1 million (unaudited) as of December 31, 2019.
(4)	As of December 31, 2019, $36.0 million of debt was outstanding secured by the Richardson Portfolio.
(5)

The Company owns 100% of the common members’ equity of Park Highlands and Park Highlands II. On September 7, 2016 and January 8, 2019, a subsidiary of the Company that owns a portion of Park Highlands and Park Highlands II, sold 820 units of 10% Class A non-voting preferred membership units for $0.8 million and 1,927 units of 10% Class A2 non-voting preferred membership units for $1.9 million, respectively, to accredited investors. The amount of the Class A and A2 non-voting preferred membership units raised, net of offering costs, is included in other liabilities on the accompanying consolidated balance sheets.

(6)	The single-family homes portfolio, in aggregate are under encumbrance of $61.9 million.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2019

(dollar amounts in thousands)

	2019	2018	2017
Real Estate (1):
Balance at the beginning of the year	$730,962	$574,684	$1,227,207
Acquisitions	200,918	312,457	170,505
Improvements	34,435	31,818	37,219
Write-off of fully depreciated and fully amortized assets	(1,060)	(7,329)	(18,735)
Loss due to property damages	—	(964)	(668)
Sales	(140,395)	(178,068)	(664,114)
Reimbursement of construction costs	—	(1,636)	—
Deconsolidation	—	—	(176,730)

Balance at the end of the year	$824,860	$730,962	$574,684

Accumulated depreciation and amortization (1):
Balance at the beginning of the year	$49,842	$41,817	$120,176
Depreciation and amortization expense	31,961	32,661	48,994
Write-off of fully depreciated and fully amortized assets	(1,060)	(7,329)	(18,735)
Sales	(15,362)	(17,307)	(102,474)
Deconsolidation	—	—	(6,144)

Balance at the end of the year	$65,381	$49,842	$41,817

(1)	Amounts include real estate held for sale.

ITEM 16.	FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on March 26, 2020.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

By:	/s/ Keith D. Hall
Keith D. Hall
Chief Executive Officer and Director (principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date

/s/ KEITH D. HALL Keith D. Hall	Chief Executive Officer and Director (principal executive officer)	March 26, 2020

/s/ PETER MCMILLAN III Peter McMillan III	Chairman of the Board, President and Director	March 26, 2020

/s/ MICHAEL A. BENDER Michael A. Bender	Chief Financial Officer (principal financial officer)	March 26, 2020

/s/ WILLIAM M. PETAK William M. Petak	Director	March 26, 2020

/s/ ERIC J. SMITH Eric J. Smith	Director	March 26, 2020

/s/ KENNETH G. YEE Kenneth G. Yee	Director	March 26, 2020

Annex G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 000-54382

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	26-3842535
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11150 Santa Monica Blvd., Suite 400 Los Angeles, California	90025
(Address of Principal Executive Offices)	(Zip Code)

(424) 208-8100

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) for the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 19, 2020, there were 69,259,122 outstanding shares of common stock of Pacific Oak Strategic Opportunity REIT, Inc.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

FORM 10-Q

March 31, 2020

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	March 31, 2020	December 31, 2019
	(unaudited)
Assets
Real estate held for investment, net	$755,460	$759,479
Real estate equity securities	64,024	81,439

Total real estate and real estate-related investments, net	819,484	840,918
Cash and cash equivalents	89,526	76,492
Restricted cash	10,977	12,002
Investments in unconsolidated entities	77,610	78,276
Rents and other receivables, net	18,014	16,593
Above-market leases, net	2,881	2,973
Prepaid expenses and other assets	24,427	13,988

Total assets	$1,042,919	$1,041,242

Liabilities, mezzanine equity and equity
Notes and bonds payable, net	$698,688	$673,663
Accounts payable and accrued liabilities	14,047	21,329
Due to affiliate	3,660	1,635
Below-market leases, net	2,911	3,180
Other liabilities	20,419	19,801
Redeemable common stock payable	623	829
Distribution payable	29	—
Restricted stock payable	16,320	16,320

Total liabilities	756,697	736,757

Commitments and contingencies (Note 15)
Mezzanine equity
Restricted stock	12,089	12,089
Noncontrolling Series A Cumulative Convertible Redeemable Preferred Stock	15,233	15,008
Equity
Pacific Oak Strategic Opportunity REIT, Inc. stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 69,259,122 and 65,866,765 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively	693	659
Additional paid-in capital	553,136	553,170
Cumulative distributions and net income	(295,764)	(277,196)

Total Pacific Oak Strategic Opportunity REIT, Inc. stockholders’ equity	258,065	276,633
Noncontrolling interests	835	755

Total equity	258,900	277,388

Total liabilities, mezzanine equity and equity	$1,042,919	$1,041,242

See accompanying condensed notes to consolidated financial statements.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2020	2019
Revenues:
Rental income	$22,151	$18,373
Other operating income	971	1,393
Interest income from real estate debt securities	—	369
Dividend income from real estate equity securities	1,479	1,776

Total revenues	24,601	21,911

Expenses:
Operating, maintenance, and management	7,572	6,271
Real estate taxes and insurance	3,428	2,977
Asset management fees to affiliate	2,106	1,891
General and administrative expenses	2,546	1,533
Foreign currency transaction (gain) loss, net	(14,996)	2,816
Depreciation and amortization	8,984	7,681
Interest expense	6,796	7,168

Total expenses	16,436	30,337

Other (loss) income:
Income from NIP	52	—
Equity in income of unconsolidated entities	328	7,312
Other interest income	270	690
(Loss) gain on real estate equity securities	(26,454)	11,165
Gain on sale of real estate	—	7,575
Loss on extinguishment of debt	—	(856)

Total other (loss) income, net	(25,804)	25,886

Net (loss) income	(17,639)	17,460
Net loss (income) attributable to noncontrolling interests	32	(679)
Preferred stock dividends	(365)	—

Net (loss) income attributable to common stockholders	$(17,972)	$16,781

Net (loss) income per common share, basic and diluted	$(0.27)	$0.25

Weighted-average number of common shares outstanding, basic and diluted	66,041,776	66,812,520

See accompanying condensed notes to consolidated financial statements.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

For the Three Months Ended March 31, 2020 and 2019

(unaudited)

(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Income (Loss)	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amounts
Balance, December 31, 2019	65,866,765	$659	$553,170	$(277,196)	$276,633	$755	$277,388
Net loss	—	—	—	(17,972)	(17,972)	(32)	(18,004)
Issuance of common stock	24,645	—	262	—	262	—	262
Transfers from redeemable common stock	—	—	206	—	206	—	206
Redemptions of common stock	(44,025)	—	(468)	—	(468)	—	(468)
Distributions declared	—	—	—	(596)	(596)	—	(596)
Issuance of restricted stock	3,411,737	34	(34)	—	—	—	—
Noncontrolling interests contributions	—	—	—	—	—	112	112

Balance, March 31, 2020	69,259,122	$693	$553,136	$(295,764)	$258,065	$835	$258,900

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Income (Loss)	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amounts
Balance, December 31, 2018	66,822,861	$668	$547,770	$(256,984)	$291,454	$2,510	$293,964
Net income	—	—	—	16,781	16,781	679	17,460
Issuance of common stock	28,784	1	285	—	286	—	286
Transfers from redeemable common stock	—	—	2,258	—	2,258	—	2,258
Redemptions of common stock	(266,916)	(3)	(2,536)	—	(2,539)	—	(2,539)
Distributions declared	—	—	—	(578)	(578)	—	(578)
Other offering costs	—	—	(2)	—	(2)	—	(2)
Noncontrolling interest contribution	—	—	—	—	—	12	12
Distributions to noncontrolling interests	—	—	—	—	—	(1,739)	(1,739)

Balance, March 31, 2019	66,584,729	$666	$547,775	$(240,781)	$307,660	$1,462	$309,122

See accompanying condensed notes to consolidated financial statements.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Three Months Ended March 31,
	2020	2019
Cash Flows from Operating Activities:
Net (loss) income	$(17,639)	$17,460
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Equity in income of unconsolidated entities	(328)	(7,312)
Depreciation and amortization	8,984	7,681
Loss (gain) on real estate equity securities	26,454	(11,165)
Gain on sale of real estate	—	(7,575)
Loss on extinguishment of debt	—	856
Unrealized (gain) loss on interest rate caps	(14)	30
Deferred rent	(1,027)	(1,270)
Amortization of above- and below-market leases, net	(177)	(252)
Amortization of deferred financing costs	885	869
Accretion of interest income on real estate debt securities	—	(13)
Amortization of premium on bond and notes payable	(25)	(20)
Foreign currency transaction (gain) loss, net	(14,996)	2,816
Changes in assets and liabilities:
Rents and other receivables	(430)	85
Prepaid expenses and other assets	(2,010)	(1,925)
Accounts payable and accrued liabilities	(4,738)	(7,292)
Due to affiliates	1,926	53
Other liabilities	1,615	(599)

Net cash used in operating activities	(1,520)	(7,573)

Cash Flows from Investing Activities:
Improvements to real estate	(7,779)	(8,052)
Proceeds from sales of real estate, net	—	17,894
Investment in unconsolidated entities	(231)	—
Distributions of capital from unconsolidated entities	1,225	7,800
Purchase of interest rate cap	(6)	—
Investment in real estate equity securities	(16,789)	(15)
Proceeds from the sale of real estate equity securities	7,849	24,076
Proceeds from principal repayment on real estate debt securities	—	7,750
Funding of development obligations	—	(21)

Net cash (used in) provided by investing activities	(15,731)	49,432

Cash Flows from Financing Activities:
Proceeds from notes and bonds payable	89,893	2,608
Principal payments on notes and bonds payable	(56,820)	(54,266)
Payments of deferred financing costs	(2,302)	(7)
Payments to redeem common stock	(468)	(2,539)
Payment of prepaid other offering costs	(182)	(2)
Distributions paid	(305)	(292)
Preferred dividends paid	(140)	—
Noncontrolling interests contributions	112	12
Distributions to noncontrolling interests	—	(1,739)
Other financing proceeds, net	—	1,822

Net cash provided by (used in) financing activities	29,788	(54,403)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(528)	2,096

Net increase (decrease) in cash, cash equivalents and restricted cash	12,009	(10,448)
Cash, cash equivalents and restricted cash, beginning of period	88,494	162,727

Cash, cash equivalents and restricted cash, end of period	$100,503	$152,279

See accompanying condensed notes to consolidated financial statements.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020

(unaudited)

1.	ORGANIZATION

Pacific Oak Strategic Opportunity REIT, Inc. (the “Company”) was formed on October 8, 2008 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010. The Company conducts its business primarily through Pacific Oak SOR (BVI) Holdings, Ltd. (“Pacific Oak SOR BVI”), a private company limited by shares according to the British Virgin Islands Business Companies Act, 2004, which was incorporated on December 18, 2015 and is authorized to issue a maximum of 50,000 common shares with no par value. Upon incorporation, Pacific Oak SOR BVI issued one certificate containing 10,000 common shares with no par value to Pacific Oak Strategic Opportunity Limited Partnership (the “Operating Partnership”), a Delaware limited partnership formed on December 10, 2008. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. Pacific Oak Strategic Opportunity Holdings LLC (“REIT Holdings”), a Delaware limited liability company formed on December 9, 2008, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings.

Subject to certain restrictions and limitations, the business of the Company was externally managed by KBS Capital Advisors LLC (“KBS Capital Advisors”), an affiliate of the Company, pursuant to an advisory agreement the Company renewed with KBS Capital Advisors on October 7, 2019. KBS Capital Advisors conducted the Company’s operations and managed its portfolio of real estate and other real estate-related investments. On October 31, 2019, KBS Capital Advisors ceased to serve as the Company’s advisor or have any advisory responsibility to the Company immediately following the filing of the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2019 (filed November 8, 2019) with the Securities and Exchange Commission (the “SEC”). On November 1, 2019, the Company entered into an advisory agreement with Pacific Oak Capital Advisors, LLC (the “Advisor”). The new advisory agreement is effective as of November 1, 2019 through November 1, 2020; however the Company may terminate the advisory agreement without cause or penalty upon providing 30 days’ written notice and the Advisor may terminate the new advisory agreement without cause or penalty upon providing 90 days’ written notice. The terms of the advisory agreement are consistent with those of the advisory agreement that was previously in effect with KBS Capital Advisors, except as discussed in Note 10.

On February 19, 2020, the Company, Pacific Oak SOR II, LLC, an indirect subsidiary of the Company (“Merger Sub”), and Pacific Oak Strategic Opportunity REIT II, Inc. (“POSOR II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, POSOR II will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of the Company. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of POSOR II shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of POSOR II’s common stock (or a fraction thereof), $0.01 par value per share, will be converted into the right to receive 0.9643 shares of the Company’s common stock, par value $0.01 per share. The combined company after the Merger will retain the

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

On January 8, 2009, the Company filed a registration statement on Form S-11 with the SEC to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public (the “Offering”), of which 100,000,000 shares were registered in a primary offering and 40,000,000 shares were registered to be sold under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on November 20, 2009. The Company ceased offering shares of common stock in its primary offering on November 14, 2012 and continues to offer shares under its dividend reinvestment plan.

The Company sold 56,584,976 shares of common stock in its primary offering for gross offering proceeds of $561.7 million. As of March 31, 2020, the Company had sold 6,851,969 shares of common stock under its dividend reinvestment plan for gross offering proceeds of $76.5 million. Also, as of March 31, 2020, the Company had redeemed 23,863,100 shares for $285.9 million. As of March 31, 2020, the Company had issued 25,976,746 shares of common stock in connection with special dividends. Additionally, on December 29, 2011 and October 23, 2012, the Company issued 220,994 shares and 55,249 shares of common stock, respectively, for $2.0 million and $0.5 million, respectively, in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933. On March 27, 2020, the Company issued 3,411,737 restricted shares of its common stock (the “Restricted Stock”) to KBS Capital Advisors pursuant to a Restricted Stock Agreement, dated as of March 27, 2020 (the “Restricted Stock Agreement”).

On March 2, 2016, Pacific Oak SOR BVI filed a final prospectus with the Israel Securities Authority for a proposed offering of up to 1,000,000,000 Israeli new Shekels of Series A debentures (the “Debentures”) at an annual interest rate not to exceed 4.25%. On March 1, 2016, Pacific Oak SOR BVI commenced the institutional tender of the Debentures and accepted application for 842.5 million Israeli new Shekels. On March 7, 2016, Pacific Oak SOR BVI commenced the public tender of the Debentures and accepted 127.7 million Israeli new Shekels. In the aggregate, Pacific Oak SOR BVI accepted 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in both the institutional and public tenders at an annual interest rate of 4.25%. Pacific Oak SOR BVI issued the Debentures on March 8, 2016.

In connection with the above-referenced offering, on March 8, 2016, the Operating Partnership assigned to Pacific Oak SOR BVI all of its interests in the subsidiaries through which the Company indirectly owns all of its real estate and real estate-related investments. The Operating Partnership owns all of the issued and outstanding equity of Pacific Oak SOR BVI. As a result of these transactions, the Company now holds all of its real estate and real estate-related investments indirectly through Pacific Oak SOR BVI.

On February 16, 2020, Pacific Oak SOR BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures (the “Series B Debentures”) to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B Debentures bears interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

As of March 31, 2020, the Company consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property, three investments in undeveloped land with approximately 1,000 developable acres, one residential home portfolio consisting of 993 single-family homes and owned five investments in unconsolidated entities and three investments in real estate equity securities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2019. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2019 included in the Company’s Annual Report on Form 10-K filed with the SEC.

Principles of Consolidation and Basis of Presentation

The accompanying unaudited consolidated financial statements and condensed notes thereto have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the FASB Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Operating results for the three months ended March 31, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership, Pacific Oak SOR BVI and their direct and indirect wholly owned subsidiaries, joint ventures in which the Company has a controlling interest and VIEs in which the Company is the primary beneficiary. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Restricted Cash

Restricted cash is comprised of lender impound reserve accounts on the Company’s borrowings for security deposits, property taxes, insurance, debt service obligations and capital improvements and replacements.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Redeemable Common Stock

The Company limits the dollar value of shares that may be redeemed under the share redemption program. During the three months ended March 31, 2020, the Company had redeemed $0.5 million of common stock under the share redemption program. The Company processed all redemption requests received in good order and eligible for redemption through the March 2020 redemption date, except for 5,648,158 shares totaling $57.0 million due to the limitations under the share redemption program. The Company recorded $0.6 million and $0.8 million of redeemable common stock payable on the Company’s balance sheet as of March 31, 2020 and December 31, 2019, respectively, related to unfulfilled redemption requests received in good order under the share redemption program. Based on the eleventh amended and restated share redemption program, the Company has $0.4 million available for redemptions in the remainder of 2020, including shares that are redeemed in connection with a stockholders’ death, “qualifying disability” or “determination of incompetence,” subject to the limitations under the share redemption program. Effective beginning with the month of February 2020, the Company suspended (a) redemptions requested under the share redemption program in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”, until the Company and Pacific Oak Strategic Opportunity REIT II, Inc. file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus for the proposed merger, and (b) all other redemptions under the share redemption program until after the merger closes.

Segments

The Company has invested in opportunistic real estate, non-performing loans, other real estate-related assets and single-family homes. In general, the Company intends to hold its investments in opportunistic real estate, non-performing loans and other real estate-related assets for capital appreciation. Traditional performance metrics of opportunistic real estate, non-performing loans and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, the Company’s management views opportunistic real estate, non-performing loans and other real estate-related assets as similar investments. Substantially all of its revenue and net income (loss) is from opportunistic real estate, non-performing loans and other real estate-related assets, and therefore, the Company currently aggregates its operating segments into one reportable business segment. The Company owns single-family homes in six markets and are all aggregated into one reportable business segment due to the homes being stabilized, having high occupancy rates and have similar economic characteristics.

Per Share Data

The Company applies the two-class method when computing its earnings per share. Net income per share for each class of stock is calculated by assuming all of the Company’s net income (loss) is distributed to each class of stock based on their contractual rights.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Unvested restricted stock that contains non-forfeitable rights to distributions (whether paid or unpaid) are considered participating securities and are included in the computation of earnings per share.

Basic earnings (loss) per share of common stock is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted earnings (loss) per share of common stock is computed based on the weighted-average number of shares of common stock outstanding during each period, plus potential common shares considered outstanding during the period, as long as the inclusion of such awards is not anti-dilutive. Potential common shares consist of unvested restricted stock, using the more dilutive of either the two-class method or the treasury stock method.

The noncontrolling PORT Series A convertible redeemable preferred shares are not included as the preferred shares are convertible contingent on the common stock of PORT being publicly traded. If PORT common stock becomes publicly traded, the per-share earnings of PORT will be included in the Company’s EPS computations based on the consolidated holdings of PORT.

The Company’s unvested Restricted Stock have been included in the calculation of basic and diluted earnings per share for the three months ended March 31, 2020, as the restriction is not contingent on any conditions except the passage of time.

Distributions declared per share were $0.008600 during both of the three months ended March 31, 2020 and 2019.

Square Footage, Occupancy and Other Measures

Any references to square footage, occupancy or annualized base rent are unaudited and outside the scope of the Company’s independent registered public accounting firm’s review of the Company’s financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board.

Recently Issued Accounting Standards Updates

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU No. 2016-13”). ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income. The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. ASU No. 2016-13 also amends the impairment model for available-for-sale debt securities. An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

reduction of the amortized cost basis of the investment, as is currently required. ASU No. 2016-13 also requires new disclosures. For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes. For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available-for-sale debt securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. The Company adopted ASU No. 2016-13 on January 1, 2020 and it did not have a material effect on its financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848). ASU No. 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU No. 2020-04 is optional and may be elected over time as reference rate reform activities occur. During the three months ended March 31, 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. For the period from January 1, 2020 (the earliest date the Company may elect to apply ASU No. 2020-04) through March 31, 2020, the Company did not have any contract modifications that meet the criteria described above, specifically contract modifications that have been modified from LIBOR to an alternative reference rate. The Company’s loan agreements, derivative instruments, and certain lease agreements use LIBOR as the current reference rate. For eligible contract modifications, the Company expects to adopt the temporary optional expedients described in ASU No. 2020-04. The optional expedients for hedging relationships described in ASU No. 2020-04 are not expected to have an impact to the Company, as the Company has elected to not designate its derivative instruments as a hedge.

In April 2020, the FASB issued a FASB Staff Q&A related to Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (the “Topic 842 Q&A”) which focused on the application of lease guidance for concessions related to the effects of the COVID-19 pandemic. In this Q&A document, the FASB staff will allow entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842, Leases, (“Topic 842”) as though enforceable rights and obligations for those qualifying concessions existed. The Company did not have any material lease concessions related to the effects of the COVID-19 pandemic that had a material impact to the Company’s consolidated balance sheet as of March 31, 2020 or consolidated statement of operations for the three months ended March 31, 2020. The Company is continuing to evaluate the impact of this optional election on the condensed consolidated financial statements and related disclosures.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

3.	REAL ESTATE HELD FOR INVESTMENT

As of March 31, 2020, the Company owned six office properties and one office portfolio consisting of four office buildings and 14 acres of undeveloped land, encompassing, in the aggregate, approximately 3.0 million rentable square feet. As of March 31, 2020, these properties were 81% occupied. In addition, the Company owned one residential home portfolio consisting of 993 single-family homes and encompassing approximately 1.4 million rental square feet and one apartment property, containing 317 units and encompassing approximately 0.3 million rentable square feet, which was 92% and 88% occupied, respectively as of March 31, 2020. The Company also owned three investments in undeveloped land with approximately 1,000 developable acres. The following table summarizes the Company’s real estate held for investment as of March 31, 2020 and December 31, 2019, respectively (in thousands):

	March 31, 2020	December 31, 2019
Land	$177,247	$175,317
Buildings and improvements	622,162	618,974
Tenant origination and absorption costs	30,179	30,569

Total real estate, cost	829,588	824,860
Accumulated depreciation and amortization	(74,128)	(65,381)

Total real estate, net	$755,460	$759,479

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

The following table provides summary information regarding the Company’s real estate held for investment as of March 31, 2020 (in thousands):

Property	Date Acquired or Foreclosed on	City	State	Property Type	Land	Building and Improvements	Tenant Origination and Absorption	Total Real Estate, at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Richardson Portfolio:
Palisades Central I	11/23/2011	Richardson	TX	Office	$1,037	$12,337	$—	$13,374	$(3,787)	$9,587	90.0%
Palisades Central II	11/23/2011	Richardson	TX	Office	810	21,405	—	22,215	(5,894)	16,321	90.0%
Greenway I	11/23/2011	Richardson	TX	Office	561	2,393	—	2,954	(1,118)	1,836	90.0%
Greenway III	11/23/2011	Richardson	TX	Office	702	3,896	—	4,598	(1,501)	3,097	90.0%
Undeveloped Land	11/23/2011	Richardson	TX	Undeveloped Land	3,134	—	—	3,134	—	3,134	90.0%

Total Richardson Portfolio					6,244	40,031	—	46,275	(12,300)	33,975
Park Highlands (1)	12/30/2011	North Las Vegas	NV	Undeveloped Land	35,802	—	—	35,802	—	35,802	100.0	%(1)
Park Centre	03/28/2013	Austin	TX	Office	3,251	34,766	—	38,017	(7,091)	30,926	100.0%
1180 Raymond	8/20/2013	Newark	NJ	Apartment	8,292	39,178	—	47,470	(8,216)	39,254	100.0%
Park Highlands II (1)	12/10/2013	North Las Vegas	NV	Undeveloped Land	27,373	—	—	27,373	—	27,373	100.0	%(1)
Richardson Land II	09/04/2014	Richardson	TX	Undeveloped Land	3,418	—	—	3,418	—	3,418	90.0%
Crown Pointe	02/14/2017	Dunwoody	GA	Office	22,590	68,872	4,440	95,902	(12,558)	83,344	100.0%
The Marq	03/01/2018	Minneapolis	MN	Office	10,387	81,098	4,179	95,664	(8,206)	87,458	100.0%
City Tower	03/06/2018	Orange	CA	Office	13,930	135,526	7,937	157,393	(14,570)	142,823	100.0%
Eight & Nine Corporate Centre	06/08/2018	Franklin	TN	Office	17,401	57,867	4,572	79,840	(5,137)	74,703	100.0%
Georgia 400 Center	05/23/2019	Alpharetta	GA	Office	11,431	72,924	7,574	91,929	(4,253)	87,676	100.0%
Single-Family Homes Portfolio:
Birmingham Homes	11/04/2019	Birmingham	AL	Home	2,444	11,105	162	13,711	(206)	13,505	100.0%
Houston Homes	11/04/2019	Houston	TX	Home	6,154	22,714	432	29,300	(468)	28,832	100.0%
Jacksonville Homes	11/04/2019	Jacksonville	FL	Home	2,986	24,154	353	27,493	(460)	27,033	100.0%
Memphis Homes	11/04/2019	Memphis	TN	Home	2,679	15,715	266	18,660	(299)	18,361	100.0%
Atlanta Homes	11/04/2019	Atlanta	GA	Home	783	3,860	65	4,708	(84)	4,624	100.0%
Oklahoma Homes	11/04/2019	Oklahoma City	OK	Home	2,082	14,352	199	16,633	(280)	16,353	100.0%

Total Single-Family Homes Portfolio					17,128	91,900	1,477	110,505	(1,797)	108,708

					$177,247	$622,162	$30,179	$829,588	$(74,128)	$755,460

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

(1)

The Company owns 100% of the common members’ equity of Park Highlands and Park Highlands II. On September 7, 2016 and January 8, 2019, a subsidiary of the Company that owns a portion of Park Highlands and Park Highlands II, sold 820 units of 10% Class A non-voting preferred membership units for $0.8 million and 1,927 units of 10% Class A2 non-voting preferred membership units for $1.9 million, respectively, to accredited investors. The amount of the Class A and A2 non-voting preferred membership units raised, net of offering costs, is included in other liabilities on the accompanying consolidated balance sheets.

Operating Leases

Certain of the Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of March 31, 2020, the leases, excluding options to extend and apartment leases, which have terms that are generally one year or less, had remaining terms of up to 12.0 years with a weighted-average remaining term of 4.4 years. Some of the leases have provisions to extend the lease agreements, options for early termination after paying a specified penalty and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from tenants in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash and assumed in real estate acquisitions related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets were both $4.3 million as of March 31, 2020 and December 31, 2019.

During the three months ended March 31, 2020 and 2019, the Company recognized deferred rent from tenants of $1.0 million and $1.3 million, respectively, net of lease incentive amortization. As of March 31, 2020 and December 31, 2019, the cumulative deferred rent receivable balance, including unamortized lease incentive receivables, was $14.9 million and $13.6 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The cumulative deferred rent balance included $3.3 million and $3.1 million of unamortized lease incentives as of March 31, 2020 and December 31, 2019, respectively.

As of March 31, 2020, the future minimum rental income from the Company’s properties, excluding apartment leases, under non-cancelable operating leases was as follows (in thousands):

April 1, 2020 through December 31, 2020	$40,750
2021	54,573
2022	48,656
2023	40,287
2024	34,691
Thereafter	88,180

$307,137

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

As of March 31, 2020, the Company’s commercial real estate properties were leased to approximately 243 tenants over a diverse range of industries and geographic areas. The Company’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Insurance	25	$7,180	12.2%
Computer Systems Design	25	6,949	11.8%
Health Care and Social Assistance	16	6,924	11.8%

		$21,053	35.8%

(1)

Annualized base rent represents annualized contractual base rental income as of March 31, 2020, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

No other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time. During the three months ended March 31, 2020 and 2019, the Company recorded adjustments to rental income of $0.2 million and $0.1 million, respectively, for lease payments that were deemed not probable of collection.

Geographic Concentration Risk

As of March 31, 2020, the Company’s real estate investments in Georgia and California represented 16.9% and 13.7%, respectively, of the Company’s total assets. As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Georgia and California real estate markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Sale of Real Estate

As of March 31, 2020 and December 31, 2019, the Company had recorded contract liabilities of $3.1 million related to deferred proceeds received from the buyers of the Park Highlands land sales and another developer for the value of land that was contributed to a master association that is consolidated by the Company, which was included in other liabilities on the accompanying consolidated balance sheets.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

4.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of March 31, 2020 and December 31, 2019, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Cost	$30,179	$30,569	$3,714	$3,714	$(4,810)	$(4,958)
Accumulated Amortization	(11,567)	(10,223)	(833)	(741)	1,899	1,778

Net Amount	$18,612	$20,346	$2,881	$2,973	$(2,911)	$(3,180)

Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the three months ended March 31, 2020 and 2019 were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Three Months Ended March 31,		For the Three Months Ended March 31,		For the Three Months Ended March 31,
	2020	2019	2020	2019	2020	2019
Amortization	$(1,736)	$(1,604)	$(92)	$(101)	$269	$353

Additionally, as of March 31, 2020 and December 31, 2019, the Company had recorded tax abatement intangible assets, net of amortization, on real estate held for investment, which are included in prepaid expenses and other assets in the accompanying balance sheets, of $0.8 million and $1.0 million, respectively. During the three months ended March 31, 2020 and 2019, the Company recorded amortization expense of $0.1 million and $0.2 million, respectively, related to tax abatement intangible assets. As of March 31, 2020, the tax abatement intangible assets had a remaining amortization period of 1.4 years.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

5.	REAL ESTATE EQUITY SECURITIES

As of March 31, 2020, the Company owned three investments in real estate equity securities. The following table sets forth the number of shares owned by the Company and the related carrying value of the shares as of March 31, 2020 and December 31, 2019 (dollars in thousands):

	March 31, 2020		December 31, 2019
Real Estate Equity Security	Number of Shares Owned	Total Carrying Value	Number of Shares Owned	Total Carrying Value
Keppel Pacific Oak US REIT	64,165,352	$32,403	64,165,352	$50,049
Franklin Street Properties Corp.	4,410,824	25,274	2,773,729	23,743
Plymouth Industrial REIT, Inc.	568,723	6,347	415,841	7,647

	69,144,899	$64,024	67,354,922	$81,439

During the three months ended March 31, 2020, the Company purchased 568,723 shares of common stock of Plymouth Industrial REIT, Inc. (NYSE Ticker: PLYM) for an aggregate purchase price of $6.9 million and also purchased 1,637,095 shares of Franklin Street Properties Corp., (NYSE Ticker: FSP) for an aggregate purchase price of $10.0 million. During the three months ended March 31, 2020, the Company sold 415,841 shares of common stock of Plymouth Industrial REIT for an aggregate sale price of $7.9 million.

The following summarizes the portion of gain and loss for the period related to real estate equity securities held during the three months ended March 31, 2020 and 2019 (in thousands):

	Three Months Ended March 31,
	2020	2019
Net (loss) gain recognized during the period on real estate equity securities	$(26,454)	$11,165
Less net gain recognized during the period on real estate equity securities sold during the period	(364)	(3,397)

Unrealized (loss) gain recognized during the reporting period on real estate equity securities held at the end of the period	$(26,818)	$7,768

During the three months ended March 31, 2020 and 2019, the Company recognized $1.1 million and $1.8 million, respectively, of dividend income from real estate equity securities.

6.	REAL ESTATE HELD FOR SALE

During the year ended December 31, 2019, the Company disposed of one office building, one retail property and one apartment property. There were no dispositions during the three months ended March 31, 2020.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

On November 12, 2013, the Company, through an indirect wholly owned subsidiary, and EE 424 Bedford OM, LLC entered into an agreement to form a joint venture (the “424 Bedford Joint Venture”), and on January 31, 2014, the 424 Bedford Joint Venture acquired an apartment building containing 66 units in Brooklyn, New York (“424 Bedford”). On January 11, 2019, the 424 Bedford Joint Venture sold 424 Bedford to a purchaser unaffiliated with the Company or the Advisor, for $43.8 million before closing costs and credits. The carrying value of 424 Bedford as of the disposition date was $34.0 million, which was net of $5.3 million of accumulated depreciation and amortization. The Company recognized a gain on sale of $7.6 million related to the disposition of 424 Bedford.

On December 12, 2012, the Company, through an indirect wholly owned subsidiary, and Goldstein Planting Partners, LLC and its affiliate entered into a joint venture agreement (the “Burbank Collection Joint Venture”), and on December 12, 2012, the Burbank Collection Joint Venture acquired a Class A retail property containing 39,428 rentable square feet located in Burbank, California (the “Burbank Collection”). On July 19, 2019, the Burbank Collection Joint Venture sold the Burbank Collection to a purchaser unaffiliated with the Company or the Advisor for $25.9 million before closing costs. The carrying value of the Burbank Collection as of the disposition date was $14.7 million, which was net of $2.6 million of accumulated depreciation and amortization. The Company recognized a gain on sale of $10.5 million related to the disposition of the Burbank Collection.

On November 1, 2019, the Company, through an indirect wholly owned subsidiary, sold 125 John Carpenter to KORE 125 John Carpenter, LLC, a wholly owned subsidiary of the Keppel Pacific Oak US REIT, previously known as Keppel-KBS US REIT, a newly formed Singapore real estate investment trust (the “SREIT”). The sale price, net of closing credits, of 125 John Carpenter was $99.8 million, before third-party closing costs of approximately $0.2 million and excluding any disposition fees payable to the Company’s then-current external advisor. Prior to the sale of 125 John Carpenter, the Company owned 56,979,352 common units of the SREIT, representing a 6.89% ownership interest. On October 29, 2019, the Company purchased 7,186,000 common units of the SREIT for $5.2 million in connection with a private placement to institutional and other investors, maintaining its 6.89% ownership interest. The Company recognized a gain on sale of $16.0 million related to the disposition of 125 John Carpenter.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

The operations of these properties and gain on sales are included in continuing operations on the accompanying statements of operations. The following table summarizes certain revenue and expenses related to these properties for the three months ended March 31, 2020 and 2019 (in thousands):

	Three Months Ended March 31,
	2020	2019
Revenues
Rental income	$159	$3,578
Other operating income	11	259

Total revenues	$170	$3,837

Expenses
Operating, maintenance, and management	$49	$901
Real estate taxes and insurance	—	616
Asset management fees to affiliate	—	266
Depreciation and amortization	—	1,373
Interest expense	198	761

Total expenses	$247	$3,917

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

7.	NOTES AND BONDS PAYABLE

As of March 31, 2020 and December 31, 2019, the Company’s notes and bonds payable, including notes payable related to real estate held for sale, consisted of the following (dollars in thousands):

	Book Value as of March 31, 2020	Book Value as of December 31, 2019	Contractual Interest Rate as of March 31, 2020 (1)	Effective Interest Rate at March 31, 2020 (1)	Payment Type (3)	Maturity Date (2)
Richardson Portfolio Mortgage Loan	$36,000	$36,000	One-Month LIBOR + 2.50%	3.49%	Interest Only (3)	11/01/2021
Park Centre Mortgage Loan	21,970	21,970	One-Month LIBOR + 1.75%	2.74%	Interest Only	06/27/2022
1180 Raymond Mortgage Loan	30,150	30,250	One-Month LIBOR + 2.25%	3.24%	Principal & Interest	06/01/2020
1180 Raymond Bond Payable	6,030	6,080	6.50%	6.50%	Principal & Interest	09/01/2036
Pacific Oak SOR (BVI) Holdings, Ltd. Series A Debentures (4)	164,065	224,746	4.25%	4.25%	(4)	03/01/2023
Pacific Oak SOR (BVI) Holdings, Ltd. Series B Debentures (4)	71,601	—	3.93%	3.93%	(4)	01/31/2026
Crown Pointe Mortgage Loan	53,612	51,171	One-Month LIBOR + 2.60%	3.59%	Principal & Interest	02/13/2021
City Tower Mortgage Loan	94,167	89,000	One-Month LIBOR + 1.55%	2.54%	Interest Only	03/05/2021
The Marq Mortgage Loan	58,331	53,408	One-Month LIBOR + 1.55%	2.54%	Interest Only	06/06/2021
Eight & Nine Corporate Centre Mortgage Loan	47,066	43,880	One-Month LIBOR + 1.60%	2.59%	Interest Only	06/08/2021
Georgia 400 Center Mortgage Loan	59,690	59,690	One-Month LIBOR + 1.55%	2.54%	Interest Only	05/22/2023
PORT Mortgage Loan 1	51,362	51,362	4.74%	4.74%	Interest Only	10/01/2025
PORT Mortgage Loan 2	10,523	10,523	4.72%	4.72%	Interest Only	03/01/2026

Total Notes and Bonds Payable principal outstanding	704,567	678,080
Premium on Notes and Bonds Payable (5)	757	783
Deferred financing costs, net	(6,636)	(5,200)

Total Notes and Bonds Payable, net	$698,688	$673,663

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

(1)

Contractual interest rate represents the interest rate in effect under the loan as of March 31, 2020. Effective interest rate is calculated as the actual interest rate in effect as of March 31, 2020 (consisting of the contractual interest rate and contractual floor rates), using interest rate indices at March 31, 2020, where applicable.

(2)	Represents the initial maturity date or the maturity date as extended as of March 31, 2020; subject to certain conditions, the maturity dates of certain loans may be extended beyond the date shown.
(3)

Represents the payment type required under the loan as of March 31, 2020. Certain future monthly payments due under this loan also include amortizing principal payments. For more information of the Company’s contractual obligations under its notes and bonds payable, see five-year maturity table below.

(4)	See “– Israeli Bond Financing” below.
(5)

Represents the unamortized premium on notes and bonds payable due to the above-market interest rates when the debt was assumed. The premium is amortized over the remaining life of the notes and bonds payable.

The Company plans to refinance or utilize available extension options for notes payable with maturities through the first quarter of 2021. There can be no assurance that the Company will be able to refinance or utilize extension options.

During the three months ended March 31, 2020 and 2019 , the Company incurred $6.8 million and $7.2 million, respectively, of interest expense. Included in interest expense for each of the three months ended March 31, 2020 and 2019 was $0.9 million of amortization of deferred financing costs. Additionally, during the three months ended March 31, 2020 and 2019, the Company capitalized $0.9 million and $0.7 million, respectively of interest related to its investments in undeveloped land.

As of March 31, 2020 and December 31, 2019, the Company’s interest payable was $2.5 million and $4.8 million, respectively.

The following is a schedule of maturities, including principal amortization payments, for all notes and bonds payable outstanding as of March 31, 2020 (in thousands):

April 1, 2020 through December 31, 2020	$31,772
2021	342,622
2022	76,898
2023	114,634
2024	24,137
Thereafter	114,504

$704,567

The Company’s notes payable contain financial debt covenants. As of March 31, 2020, the Company was in compliance with all of these debt covenants.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Israeli Bond Financing

On March 2, 2016, Pacific Oak SOR BVI, a wholly owned subsidiary of the Company, filed a final prospectus with the Israel Securities Authority for a proposed offering of up to 1,000,000,000 Israeli new Shekels of the Debentures at an annual interest rate not to exceed 4.25%. On March 1, 2016, Pacific Oak SOR BVI commenced the institutional tender of the Debentures and accepted application for 842.5 million Israeli new Shekels. On March 7, 2016, Pacific Oak SOR BVI commenced the public tender of the Debentures and accepted 127.7 million Israeli new Shekels. In the aggregate, Pacific Oak SOR BVI accepted 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in both the institutional and public tenders at an annual interest rate of 4.25%. Pacific Oak SOR BVI issued the Debentures on March 8, 2016. The terms of the Debentures require five equal annual installment principal payments on March 1st of each year from 2019 to 2023. As of March 31, 2020, the Company had two foreign currency collar for an aggregate notional amount of 798.0 million Israeli new Shekels to hedge its exposure to foreign currency exchange rate movements. See note 8, “Derivative Instruments” for a further discussion on the Company’s foreign currency collar.

On February 16, 2020, Pacific Oak SOR BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

The deed of trust that governs the terms of the Debentures contains various financial covenants. As of March 31, 2020, the Company was in compliance with all of these financial debt covenants.

8.	DERIVATIVE INSTRUMENTS

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates and foreign currency exchange rate movements. The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into derivatives for speculative purposes.

The Company enters into foreign currency collars to mitigate its exposure to foreign currency exchange rate movements on its bonds payable outstanding denominated in Israeli new Shekels. A foreign currency collar consists of a purchased call option to buy and a sold put option to sell Israeli new Shekels. A foreign currency collar guarantees that the exchange rate of the currency will not fluctuate beyond the range of the options’ strike prices.

The following table summarizes the notional amount and other information related to the Company’s foreign currency collars as of March 31, 2020 and December 31, 2019. The notional amount is an indication of

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks (currency in thousands):

	March 31, 2020			December 31, 2019		Strike Price	Trade Date	Maturity Date
Derivative Instruments	Number of Instruments	Notional Amount		Number of Instruments	Notional Amount
Derivative instruments not designated as hedging instruments
Foreign currency collar	1	380,000	ILS	—	—	3.70 - 3.82 ILS - USD	03/17/2020	09/16/2020
Foreign currency collar	1	418,000	ILS	—	—	3.5875 - 3.725 ILS - USD	03/16/2020	09/16/2020
Foreign currency collar	—	—		1	776,182 ILS	3.38 - 3.4991 ILS - USD	11/25/2019	02/26/2020

The Company enters into interest rate caps to mitigate its exposure to rising interest rates on its variable rate notes payable. The values of interest rate caps are primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of interest rate caps. As the remaining life of an interest rate cap decreases, the value of the instrument will generally decrease towards zero.

As of March 31, 2020, the Company had entered into three interest rate caps, which were not designated as a hedging instruments. The following table summarizes the notional amounts and other information related to the Company’s derivative instruments as of March 31, 2020. The notional amount is an indication of the extent of the Company’s involvement in the instrument at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands):

Derivative Instrument	Effective Date	Maturity Date	Notional Value	Reference Rate
Interest rate cap	04/02/2018	03/05/2021	$77,513	One-month LIBOR at 3.50%
Interest rate cap	06/21/2019	05/22/2023	$51,252	One-month LIBOR at 4.00%
Interest rate cap	02/12/2020	02/16/2021	$46,875	One-month LIBOR at 3.00%

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

The following table sets forth the fair value of the Company’s derivative instruments as well as their classification on the consolidated balance sheets as of March 31, 2020 and December 31, 2019 (dollars in thousands):

		March 31, 2020		December 31, 2019
Derivative Instruments	Balance Sheet Location	Number of Instruments	Fair Value	Number of Instruments	Fair Value
Derivative instruments not designated as hedging instruments
Interest rate caps	Prepaid expenses and other assets	3	$26	3	$12
Foreign currency collars	Prepaid expenses and other assets (Other liabilities)	2	$8,818	1	$(179)

The change in fair value of foreign currency collars that are not designated as cash flow hedges are recorded as foreign currency transaction gains or losses in the accompanying consolidated statements of operations. During the three months ended March 31, 2020, the Company recognized a $9.0 million gain related to the foreign currency collars, which is shown combined with $6.0 million of foreign currency transaction gain in the accompanying consolidated statements of operations as foreign currency transaction gain, net. During the three months ended March 31, 2019, the Company recognized a $3.0 million gain related to the foreign currency collars, which is shown net against $5.8 million of foreign currency transaction loss in the accompanying consolidated statements of operations as foreign currency transaction loss, net.

9.	FAIR VALUE DISCLOSURES

The following were the face values, carrying amounts and fair values of the Company’s financial instruments as of March 31, 2020 and December 31, 2019, which carrying amounts do not approximate the fair values (in thousands):

	March 31, 2020			December 31, 2019
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial liabilities (Level 3):
Notes and bond payable	$468,901	$467,585	$461,509	$453,334	$451,743	$455,849
Financial liabilities (Level 1):
Pacific Oak SOR (BVI) Holdings, Ltd. Series A Debentures	$164,065	$161,618	$147,194	$224,746	$221,920	$229,877
Pacific Oak SOR (BVI) Holdings, Ltd. Series B Debentures	$71,601	$69,485	$60,489	$—	$—	$—

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. This has made the estimation of

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

As of March 31, 2020, the Company measured the following assets at fair value (in thousands):

	Total	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Real estate equity securities	$64,024	$64,024	$—	$—
Asset derivative – interest rate caps	$26	$—	$26	$—
Asset derivative – foreign currency collars	$8,852	$—	$8,852	$—

As of December 31, 2019, the Company measured the following assets and liabilities at fair value (in thousands):

	Total	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Real estate equity securities	$81,439	$81,439	$—	$—
Asset derivative – interest rate caps	$12	$—	$12	$—
Liability derivative – foreign currency collar	$(179)	$—	$(179)	$—

10.	RELATED PARTY TRANSACTIONS

As described further below, the Company has entered into agreements with certain affiliates pursuant to which they provide services to the Company. Keith D. Hall and Peter McMillan III control and indirectly own Pacific Oak Holding Group, LLC (“Pacific Oak Holding”), the Company’s sponsor since November 1, 2019. Pacific Oak Holding is the sole owner of Pacific Oak Capital Advisors, LLC (“Pacific Oak Capital Advisors”), the Company’s advisor since November 1, 2019. Messrs. Hall and McMillan are also two of the Company’s executive officers and directors.

In addition, along with Charles J. Schreiber, Jr., Keith D. Hall and Peter McMillan III control and indirectly own KBS Holdings LLC (“KBS Holdings”), the Company’s sponsor prior to November 1, 2019. KBS Holdings is the sole owner of KBS Capital Advisors (“KBS Capital Advisors”), the Company’s advisor prior to November 1, 2019, and KBS Capital Markets Group LLC, the entity that acted as the dealer manager of the Company’s now-terminated primary initial public offering.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

From the Company’s inception through October 31, 2019, KBS Capital Advisors provided day-to-day management of the Company’s business. The advisory agreement with KBS Capital Advisors terminated on October 31, 2019, and the Company hired Pacific Oak Capital Advisors under substantially the same terms on November 1, 2019. The advisory agreement with Pacific Oak Capital Advisors has a one-year term subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties.

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three months ended March 31, 2020 and 2019, respectively, and any related amounts payable as of March 31, 2020 and December 31, 2019 (in thousands):

	Incurred		Payable as of
	2020	2019	March 31, 2020	December 31, 2019
Expensed
Asset management fees	$2,106	$1,891	$3,424	$1,498
Reimbursable operating expenses (1)	93	89	—	—
Disposition fees (2)	—	394	—	—
Capitalized
Acquisition fees on real estate equity securities	99	—	99	—
Acquisition fee on investment in unconsolidated entities	—	—	137	137

	$2,298	$2,374	$3,660	$1,635

(1)

The relevant advisor may seek reimbursement for certain employee costs under the relevant advisory agreement. The Company has reimbursed the relevant advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $71,000 for the three months ended March 31, 2019 and were the only employee costs reimbursed under the advisory agreement during these periods. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers. In addition to the amounts above, the Company reimburses the Advisor for certain of the Company’s direct costs incurred from third parties that were initially paid by the Advisor on behalf of the Company.

(2)	Disposition fees with respect to real estate sold are included in the gain on sale of real estate in the accompanying consolidated statements of operations.

Battery Point Restructuring

On October 28, 2016, the Company, through an indirect wholly owned subsidiary, agreed to invest up to $25,000,000 in Battery Point Trust, LLC (“Battery Point LLC”) through the purchase of Series B Preferred Equity Units (the “Series B Preferred Units”). On May 12, 2017, the Company and Battery Point LLC agreed to

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

limit the Company’s investment to $17,500,000 worth of Series B Preferred Units. The Company invested the full $17,500,000 in stages. During 2018, $4,500,000 was repaid to the Company. On June 29, 2018, Battery Point LLC was converted into Battery Point Trust, Inc. (“Battery Point”) and the Company’s Series B Preferred Units were converted into Series B Preferred Shares (the “Series B Preferred Shares”). The Series B Preferred Shares are entitled to the same rights and protections as were the Series B Preferred Units. The Series B Preferred Shares pay a quarterly dividend of 12% and had an outside maturity date of October 28, 2019.

On March 20, 2019, the Company, through an indirect wholly owned subsidiary, entered into a redemption agreement for the Battery Point Series B Preferred Units. The redemption agreement resulted in the redemption of 13,000 Series B Preferred Units with a per-unit price of $1,000. The Company received $8.6 million, of which $0.9 million relates to accrued interest and an exit fee. In addition, the Company received 210,000 Battery Point Series A-3 Preferred Units with a per-unit price of $25.

On March 20, 2019, Pacific Oak Battery Point Holdings, LLC (“Pacific Oak BP”), a wholly owned subsidiary of Pacific Oak Capital Advisors, LLC, a real estate asset management company formed in 2019, and its family of companies (collectively, “Pacific Oak”), acquired all the common equity interests in BPT Holdings, LLC (“Battery Point Holdings”). Battery Point Holdings owns (a) the common stock in Battery Point, (b) all the service entities that provide advisory, servicing and property management services to Battery Point Holdings generally named “DayMark”, and (c) 40% of additional DayMark entities that purchase, renovate, lease and sell single-family residential homes to Battery Point. As owner of Battery Point Holdings, Pacific Oak is responsible for funding the ongoing operations of Battery Point Holdings and its subsidiaries. The affiliated DayMark service entities are paid annual asset management fees equal to 1.5% of the gross asset value of Battery Point, annual property management fees equal to 8% of tenants’ rents received by Battery Point, and acquisition fees of 1% of the gross purchase price of properties acquired. The affiliated DayMark service entities also receive fees from tenants upon execution of leases and a 1% commission from sellers of properties into the program, if it acts as the broker for the seller. During the year ended December 31, 2019, the Company purchased additional 430,000 shares of Battery Point Series A-3 Preferred Units for an aggregate amount of $10.8 million. As of March 31, 2020, the Company had 640,000 Battery Point Series A-3 Preferred Units.

Pacific Oak Opportunity Zone Fund I

During the year ended December 31, 2019, the Company acquired 91 Class A Units for $20.6 million in the Pacific Oak Opportunity Zone Fund I, LLC (“Pacific Oak Opportunity Zone Fund I”). Pacific Oak Opportunity Zone Fund I is sponsored by Pacific Oak Holding. Pacific Oak Capital Advisors is entitled to certain fees in connection with the fund. The fund will pay an acquisition fee equal to 1.5% of the purchase price of each asset (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) with a purchase price less than or equal to $25.0 million plus 1.0% of the purchase price in excess of $25.0 million; a quarterly asset management fee equal to 0.25% of the total purchase price of all assets (including any debt incurred or assumed and significant capital improvement costs budgeted as of the date of acquisition) as of the end of the applicable quarter; and a financing fee equal to 0.5% of the original principal amount of any

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

indebtedness they incur (reduced by any financing fee previously paid with respect to indebtedness being refinanced). In the case of investments made through joint ventures, the fees above will be determined based on the Company’s proportionate share of the investment. Pacific Oak is also entitled to certain distributions paid by the Pacific Oak Opportunity Zone Fund I after the Class A Members have received their preferred return. These fees and distributions have been waived for the Company’s $20.6 million investment.

Subordinated Performance Fee Due Upon Termination to KBS Capital Advisors

The Company and KBS Capital Advisors agreed to terminate their advisory agreement effective October 31, 2019. In connection with that agreement, the Company agreed to pay KBS Capital Advisors a subordinated performance fee due upon termination in the form of Restricted Stock, to be paid to KBS Capital Advisors upon the filing of its Annual Report on Form 10-K for the year ended December 31, 2019. The number of Restricted Stock to be awarded has been set at 3,411,737 shares and was issued on March 27, 2020. This termination payout value to KBS Capital Advisors (the “KBS Termination Fee Value”) was determined based on the Company’s performance from inception through September 30, 2018. In other words, it was based on the Company’s participation fee potential liability to KBS Capital Advisors calculated with respect to the November 12, 2018 estimated value per share. As a result, when the Company hired Pacific Oak Capital Advisors as the Company’s new advisor on November 1, 2019, the Company agreed to a participation fee that was based on the Company’s performance from September 30, 2018. The Restricted Stock vest on November 1, 2021. Within 60 days from vesting of the Restricted Stock, the Company will redeem 50% of the Restricted Stock, with the amount of the cash payment per share determined based on the then most recent net asset value of the shares (which shall not be more than six months old). The remaining vested Restricted Stock (the “Remaining Shares”) shall not be eligible for redemption under the Company’s share redemption program unless the Company has satisfied all outstanding redemption requests from other stockholders, provided that (a) this restriction may be waived in certain situations, such as upon a change of control of the Company and (b) notwithstanding the foregoing, within 60 days after November 1, 2024, the Company shall be required to redeem any Remaining Shares, separate and outside of any general stockholder share redemption program, at the then most recent net asset value per share (which shall not be more than six months old), provided that such outstanding shares are owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, and provided further that pursuant to this clause (b) the Company will only be required to redeem that number Remaining Shares which, when added to any previously redeemed Remaining Shares owned or controlled by Charles J. Schreiber, Jr. or the estate of Peter M. Bren, does not exceed two-thirds of the total number of Remaining Shares.

The Company also agreed with KBS Capital Advisors and Pacific Oak Capital Advisors that with respect to any fiscal quarter that any matter related to the award of Restricted Stock results in a company expense that falls within the definition of Total Operating Expenses (as defined in the Company’s charter), if Total Operating Expenses for the four consecutive fiscal quarters then ended exceed the 2%/25% Guidelines (as defined in the Company’s charter), then the Company’s conflicts committee will determine an Excess Amount (as defined in the Company’s charter) is justified, based on unusual and non-recurring factors that it deems sufficient, in an amount sufficient (a) to allow the portion of Total Operating Expenses for the four consecutive fiscal quarters

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

then ended comprised of the Restricted Stock expenses to be paid or incurred by the company without reimbursement by the Advisor (as defined in the Company’s charter) and (b) to allow any other portion of Total Operating Expenses for the four consecutive fiscal quarters then ended to be paid or incurred by the company without reimbursement by the Advisor, to the extent such portion alone (i.e., that portion of Total Operating Expenses exclusive of the Restricted Stock expenses) would not have exceeded the 2%/25% Guidelines.

11.	INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

As of March 31, 2020 and December 31, 2019, the Company’s investments in unconsolidated joint ventures were composed of the following (dollars in thousands):

	Number of Properties as of March 31, 2020			Investment Balance at
Joint Venture		Location	Ownership%	March 31, 2020	December 31, 2019
NIP Joint Venture	—	—	—	$—	$1,225
110 William Joint Venture	1	New York, New York	60.0%	—	—
353 Sacramento Joint Venture	1	San Francisco, California	55.0%	42,542	42,214
Battery Point Series A-3 Preferred Units	N/A	N/A	N/A	13,991	13,991
Pacific Oak Opportunity Zone Fund I	2	Various	N/A	21,077	20,846

				$77,610	$78,276

Investment in National Industrial Portfolio Joint Venture

On May 18, 2012, the Company, through an indirect wholly owned subsidiary, entered into a joint venture (the “NIP Joint Venture”) with OCM NIP JV Holdings, L.P. and HC KBS NIP JV, LLC (“HC-KBS”). The NIP Joint Venture has invested in a portfolio of industrial properties. The Company made an initial capital contribution of $8.0 million, which represents less than a 5.0% ownership interest in the NIP Joint Venture as of March 31, 2020.

Prior to January 17, 2018, KBS REIT I, an affiliate of KBS Capital Advisors, was a member of HC-KBS and had a participation interest in certain future potential profits generated by the NIP Joint Venture. However, KBS REIT I did not have any equity interest in the NIP Joint Venture. On January 17, 2018, KBS REIT I assigned its participation interest in the NIP Joint Venture to one of the other joint venture partners in the NIP Joint Venture. None of the other joint venture partners are affiliated with the Company or the Advisor.

During the three months ended March 31, 2020, the NIP Joint Venture sold the remaining properties. During the three months ended March 31, 2020, the Company received a distribution of $1.3 million related to its

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

investment in the NIP Joint Venture and the Company recognized $0.1 million as income distribution and $1.2 million as a return of capital from the NIP Joint Venture. During the three months ended March 31, 2019, the Company did not receive a distribution related to its investment in the NIP Joint Venture.

Investment in 110 William Joint Venture

On December 23, 2013, the Company, through an indirect wholly owned subsidiary, entered into an agreement with SREF III 110 William JV, LLC (the “110 William JV Partner”) to form a joint venture (the “110 William Joint Venture”). On May 2, 2014, the 110 William Joint Venture acquired an office property containing 928,157 rentable square feet located on approximately 0.8 acres of land in New York, New York (“110 William Street”). Each of the Company and the 110 William JV Partner hold a 60% and 40% ownership interest in the 110 William Joint Venture, respectively.

The Company exercises significant influence over the operations, financial policies and decision making with respect to the 110 William Joint Venture but significant decisions require approval from both members. Accordingly, the Company has accounted for its investment in the 110 William Joint Venture under the equity method of accounting. Income, losses, contributions and distributions are generally allocated based on the members’ respective equity interests.

As of March 31, 2020 and December 31, 2019, the book value of the Company’s investment in the 110 William Joint Venture was $0. During the three months ended March 31, 2019, the 110 William Joint Venture made a $7.8 million distribution to the Company and a $5.2 million distribution to the 110 William JV Partner funded with proceeds from the 110 William refinancing (discussed below). The distribution exceeded the book value of the Company’s investment in the 110 William Joint Venture, and the Company recorded the $7.8 million distribution as a gain included in equity in income of unconsolidated joint ventures during the three months ended March 31, 2019. This gain was recorded because the Company determined that the distribution is not refundable and it does not have an implicit or explicit commitment to fund the 110 William Joint Venture. During the three months ended March 31, 2019, the Company suspended the equity method of accounting and the Company will not record the Company’s share of losses and will not record the Company’s share of any subsequent income for the 110 William Joint Venture until the Company’s share of net income exceeds the gain recorded and the Company’s share of the net losses not recognized during the period the equity method was suspended. During the three months ended March 31, 2020, the Company did not record equity in income from the 110 William Joint venture.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Summarized financial information for the 110 William Joint Venture follows (in thousands):

	March 31, 2020	December 31, 2019
Assets:
Real estate assets, net of accumulated depreciation and amortization	$247,711	$242,430
Other assets	36,201	35,747

Total assets	$283,912	$278,177

Liabilities and equity:
Notes payable, net	$301,186	$292,221
Other liabilities	10,125	10,664
Partners’ deficit	(27,399)	(24,708)

Total liabilities and equity	$283,912	$278,177

	Three Months Ended March 31,
	2020	2019
Revenues	$7,982	$8,259
Expenses:
Operating, maintenance, and management	2,302	2,171
Real estate taxes and insurance	1,823	1,706
Depreciation and amortization	2,643	2,665
Interest expense	3,926	4,608

Total expenses	10,694	11,150

Total other income	22	33

Net loss	$(2,690)	$(2,858)

Company’s share of net loss (1)	$(1,614)	$(1,715)

(1)

During the three months ended March 31, 2019, the Company recorded $0.3 million of net losses in equity in income of unconsolidated joint ventures and suspended the recording of the Company’s remaining share of net losses.

Investment in 353 Sacramento Joint Venture

On July 6, 2017, the Company, through an indirect wholly owned subsidiary, entered into an agreement with the Migdal Members to form a joint venture (the “353 Sacramento Joint Venture”). On July 6, 2017, the Company sold a 45% equity interest in an entity that owns an office building containing 284,751 rentable square feet located on approximately 0.35 acres of land in San Francisco, California (“353 Sacramento”) to the Migdal

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Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

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March 31, 2020

(unaudited)

Members. The sale resulted in 353 Sacramento being owned by the 353 Sacramento Joint Venture, in which the Company indirectly owns 55% of the equity interests and the Migdal Members indirectly own 45% in the aggregate of the equity interests.

The Company exercises significant influence over the operations, financial policies and decision making with respect to the 353 Sacramento Joint Venture but significant decisions require approval from both members. Accordingly, the Company has accounted for its investment in the 353 Sacramento Joint Venture under the equity method of accounting. Income, losses, contributions and distributions are generally allocated based on the members’ respective equity interests.

Summarized financial information for the 353 Sacramento Joint Venture follows (in thousands):

	March 31, 2020	December 31, 2019
Assets:
Real estate assets, net of accumulated depreciation and amortization	$183,446	$180,592
Other assets	17,073	21,822

Total assets	$200,519	$202,414

Liabilities and equity:
Notes payable, net	$115,353	$115,280
Other liabilities	8,694	11,193
Partners’ capital	76,472	75,941

Total liabilities and equity	$200,519	$202,414

	Three Months Ended March 31,
	2020	2019
Revenues	$4,887	$4,157
Expenses:
Operating, maintenance, and management	680	831
Real estate taxes and insurance	753	700
Depreciation and amortization	1,603	1,567
Interest expense	1,321	1,419

Total expenses	4,357	4,517

Net income (loss)	$530	$(360)

Company’s equity in income (loss) of unconsolidated joint venture	$328	$(163)

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

Battery Point Series A-3 Preferred Units

Beginning October 28, 2016, the Company invested in Battery Point Series B Preferred Units and on March 20, 2019, the Company, through an indirect wholly owned subsidiary, entered into a redemption agreement for the Battery Point Series B Preferred Units. The redemption agreement resulted in the redemption of the Company’s entire investment of 13,000 Series B Preferred Units with a per-unit price of $1,000 with an aggregate outstanding principal balance of $13.0 million. The Company received a principal paydown of $7.7 million plus accrued interest and an exit fee. In addition, the Company received 210,000 shares of Battery Point Series A-3 Preferred Units with a per-unit price of $25 with an aggregate face amount of $5.3 million. The Battery Point Series A-3 Preferred Units are entitled to a monthly dividend based on an annual rate of 7.5%. The annual dividend rate increases to 10% for the Battery Point Series A-3 Preferred Units not redeemed by February 28, 2020 and to 11% for the Battery Point Series A-3 Preferred Units not redeemed by February 28, 2021. On each monthly dividend payment date, Battery Point has the obligation to use 20% of the net proceeds of any and all future equity capital raising to redeem the Series A-3 Preferred Units. The Battery Point Series A-3 Preferred Units are redeemable at any time by Battery Point and holders of Series A-3 Preferred Shares may elect to redeem their units beginning on February 28, 2021, subject to Battery Point’s board of directors’ determination that the company has sufficient cash.

During the year ended December 31, 2019, the Company purchased additional 430,000 shares of Battery Point Series A-3 Preferred Units for an aggregate amount of $10.8 million.

The Company does not have a unilateral right to redeem the Battery Point Series A-3 Preferred Units on a stated redemption date, therefore the Company classified the Series A-3 Preferred Units as an equity investment without a readily determinable fair value. In accordance with FASB ASC 321, Investments – Equity Securities, the Company may elect to measure an equity investment without a readily determinable value that does not qualify for the practical expedient to estimate fair value using the net asset value per share, at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company elected to measure its investment in the Battery Point Series A-3 Preferred Units in accordance with the above accounting guidance and recorded its investment in the Battery Point Series A-3 Preferred Units as of March 31, 2020, at a carrying value of $14.0 million and with a total of 640,000 shares. During the three months ended March 31, 2020, the Company received distributions of $0.3 million, which were recognized as dividend income from real estate equity securities.

Investment in Pacific Oak Opportunity Zone Fund I

During the year ended December 31, 2019, the Company acquired 91 Class A Units for $20.6 million in Pacific Oak Opportunity Zone Fund I. As of December 31, 2019, the book value of the Company’s investment in Pacific Oak Opportunity Zone Fund I was $20.8 million, which includes $0.2 million of acquisition fees. As of March 31, 2020, Pacific Oak Opportunity Zone Fund I consolidated two joint ventures with real estate under development. As of March 31, 2020, the Company has concluded that Pacific Oak Opportunity Zone Fund I

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

qualifies as a Variable Interest Entity (“VIE”) because there is insufficient equity at risk to finance the entity’s activities and the entity is structured with non-substantive voting rights. The Company concluded it is not the primary beneficiary of this VIE since it does not have the power to direct the activities that most significantly impact the entity’s economic performance and will account for its investment under the equity method of accounting.

The Company’s maximum exposure to loss as a result of its involvement with this VIE is limited to the carrying value of the investment in Pacific Oak Opportunity Zone Fund I which totaled $21.1 million as of March 31, 2020.

12.	SUPPLEMENTAL CASH FLOW AND SIGNIFICANT NONCASH TRANSACTION DISCLOSURES

Supplemental cash flow and significant noncash transaction disclosures were as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of capitalized interest of $901 and $694 for the three months ended March 31, 2020 and 2019, respectively	$8,184	$9,127
Supplemental Disclosure of Significant Noncash Transactions:
Accrued improvements to real estate	2,699	5,108
Mortgage loan assumed by buyer in connection with sale of real estate	—	23,663
Redeemable common stock payable	623	7,742
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	262	286
Redemption of Series B Preferred Units in exchange for Series A-3 Preferred Units	—	2,992

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

13.	REPORTING SEGMENTS

The Company recognizes two reporting segments for the three months ended March 31, 2020 and consists of strategic opportunistic properties and single-family homes. All corporate related costs are included in the strategic opportunistic properties segment to align with how financial information is presented to the chief operating decision maker. The selected financial information for the two reporting segments for the three months ended March 31, 2020 is as follows (in thousands):

	Three Months Ended March 31, 2020
	Strategic Opportunistic Properties	Single- Family Homes	Total
Total revenues	$21,752	$2,849	$24,601

Total expenses	(12,896)	(3,540)	(16,436)

Total other loss	(25,804)	—	(25,804)

Net loss	$(16,948)	$(691)	$(17,639)

Total assets related to the two reporting segments as of March 31, 2020 and December 31, 2019 are as follows (in thousands):

	March 31, 2020
	Strategic Opportunistic Properties	Single-Family Homes	Total
Total assets	$924,877	$118,042	$1,042,919

	December 31, 2019
	Strategic Opportunistic Properties	Single-Family Homes	Total
Total assets	$921,917	$119,325	$1,041,242

14.	PORT PREFERRED STOCK

A wholly owned subsidiary of the Company, Pacific Oak Residential Trust, Inc. (“PORT”), has authorized and issued preferred stock. The Company has elected to use the measurement method described under ASC 480-10-S99-3A, paragraph 15(b), resulting in the preferred stock being classified in mezzanine equity and measured based on the estimated future redemption value as of March 31, 2020.

On November 6, 2019, PORT issued 15,000 shares out of its available 25,000,000 shares of Series A Cumulative Convertible Redeemable Preferred Stock for gross proceeds of $1,000 per share resulting in net

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

proceeds of $15.0 million before issuance costs. The shares provide for an annual dividend of 6% payable quarterly, which increases to 12% if all shares are not redeemed by the Company immediately following the redemption date. However, the 12% dividend rate does not apply until the aggregate number of shares selected for redemption do not constitute 10% or more of all outstanding shares. The shares may be redeemed by the holders beginning on November 4, 2021 for $1,000 per share plus all accrued but unpaid dividends through the redemption date, or after November 4, 2022 for $1,120 per share plus all accrued but unpaid dividends through the redemption date. In addition, after November 4, 2020, the shares are redeemable at the Company’s option, at any time or from time to time, at a redemption price of $1,120 per share plus unpaid accrued dividends. Additionally, if the common shares of PORT are publicly traded, the holder may elect to convert its preferred shares into PORT common shares based on a value of the preferred shares of $1,120 per share plus unpaid accrued dividends, and a conversion price of the common shares as stated in the agreement.

On November 22, 2019, PORT issued 125 shares of its Series B Cumulative Redeemable Preferred Stock for gross proceeds of $1,000 per share resulting in net proceeds of $0.1 million after issuance costs. The shares provide for an annual dividend of 12.5% payable semiannually. The shares may be redeemed by the holders for $1,050 per share until December 31, 2021 and for $1,000 per share thereafter.

The following is a reconciliation of PORT’s noncontrolling cumulative convertible redeemable preferred stock for the three months ended March 31, 2020:

	Series A Preferred Stock		Series B Preferred Stock
	Shares	Amounts	Shares	Amounts
Balance, December 31, 2019	15,000	$14,909	125	$99
Dividends Available Upon Redemption	—	365	—	—
Dividends Paid	—	(140)	—	—

Balance, March 31, 2020	15,000	$15,134	125	$99

15.	COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that the Advisor is unable to provide these services, the Company will be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 1. Financial Statements (continued)

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2020

(unaudited)

could have a material adverse effect on its financial condition or results of operations as of March 31, 2020. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

COVID-19

During the first quarter of 2020 and subsequent periods, efforts to slow the spread of the COVID-19 virus have had a significant impact on the U.S. economy. The Company continues to follow the policies described in Note 2 to the Consolidated Financial Statements contained in our 2019 Annual Report on Form 10-K, including those related to impairments of real estate assets and investments in unconsolidated affiliates, collectability assessments on operating lease receivables. While the results of our current analyses did not result in any material adjustments to amounts as of and during the three months ended March 31, 2020, circumstances related to the COVID-19 pandemic may result in recording impairments, lease modifications and collectability assessments in future periods.

Legal Matters

From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

16.	SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying financial statements of Pacific Oak Strategic Opportunity REIT, Inc. and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Pacific Oak Strategic Opportunity REIT, Inc., a Maryland corporation, and, as required by context, Pacific Oak Strategic Opportunity Limited Partnership, a Delaware limited partnership, which we refer to as the “Operating Partnership,” and to their subsidiaries.

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Pacific Oak Strategic Opportunity REIT, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all of the risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We depend on our advisor to conduct our operations and eventually dispose of our investments.

•

Because our new advisor, Pacific Oak Capital Advisors, was recently formed, it could face challenges with employee hiring and retention, information technology, vendor relationships, and funding; if Pacific Oak Capital Advisors faces challenges in performing its obligations to us, it could negatively impact our ability to achieve our investment objectives.

•

We depend on tenants for our revenue and, accordingly, our revenue is dependent upon the success and economic viability of our tenants. Revenues from our property investments could decrease due to a reduction in tenants (caused by factors including, but not limited to, tenant defaults, tenant insolvency, early termination of tenant leases and non-renewal of existing tenant leases) and/or lower rental rates, limiting our ability to pay distributions to our stockholders.

•

We face potential business disruptions due to the recent global outbreak of COVID-19 (Coronavirus). The virus has significantly disrupted economic markets and impacted commercial activity worldwide, including the US, and the prolonged economic impact is uncertain. Our tenants and potential tenants of the properties we own could be adversely affected by the disruption to business caused by the virus.

•	Our opportunistic investment strategy involves a higher risk of loss than would a strategy of investing in some other types of real estate and real estate-related investments.

•

We have paid distributions from financings and in the future we may not pay distributions solely from our cash flow from operations or gains from asset sales. To the extent that we pay distributions from sources other than our cash flow from operations or gains from asset sales, we will have less funds available for investment in loans, properties and other assets, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

•

All of our executive officers and some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our former or current advisor, our dealer manager and other Pacific Oak-affiliated entities. As a result, they face conflicts of interest, including significant conflicts created

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

by our former or current advisor’s compensation arrangements with us and other Pacific Oak-advised programs and investors and conflicts in allocating time among us and these other programs and investors. These conflicts could result in unanticipated actions. Fees paid to our former or current advisor in connection with transactions involving the origination, acquisition and management of our investments are based on the cost of the investment, not on the quality of the investment or services rendered to us. This arrangement could influence our former or current advisor to recommend riskier transactions to us.

•

We pay substantial fees to and expenses of our advisor and its affiliates. These payments increase the risk that our stockholders will not earn a profit on their investment in us and increase our stockholders’ risk of loss.

•

We cannot predict with any certainty how much, if any, of our dividend reinvestment plan proceeds will be available for general corporate purposes, including, but not limited to, the redemption of shares under our share redemption program, future funding obligations under any real estate loans receivable we acquire, the funding of capital expenditures on our real estate investments or the repayment of debt. If such funds are not available from the dividend reinvestment plan offering, then we may have to use a greater proportion of our cash flow from operations to meet these cash requirements, which would reduce cash available for distributions and could limit our ability to redeem shares under our share redemption program.

•

We have focused, and may continue to focus, our investments in non-performing real estate and real estate-related loans, real estate-related loans secured by non-stabilized assets and real estate-related securities, which involve more risk than investments in performing real estate and real estate-related assets

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission (the “SEC”).

Overview

We were formed on October 8, 2008 as a Maryland corporation, elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010 and intend to operate in such manner. KBS Capital Advisors LLC (“KBS Capital Advisors”) was our advisor. On October 31, 2019, KBS Capital Advisors ceased to serve as our advisor or have any advisory responsibility to us immediately following the filing of our Quarterly Report on Form 10-Q for the period ending September 30, 2019 (filed on November 8, 2019) with the SEC. On November 1, 2019, we entered into a new advisory agreement with Pacific Oak Capital Advisors, LLC (“Pacific Oak Capital Advisors”). The new advisory agreement is effective as of November 1, 2019 through November 1, 2020; however the Company may terminate the advisory agreement without cause or penalty upon providing 30 days’ written notice and Pacific Oak Capital Advisors may terminate the advisory agreement without cause or penalty upon providing 90 days’ written notice. The terms of the advisory agreement are consistent with those of the advisory agreement that was previously in effect with the Advisor, except as described in Note 10.

As our advisor, Pacific Oak Capital Advisors manages our day-to-day operations and our portfolio of investments. Pacific Oak Capital Advisors also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. Pacific Oak Capital Advisors also provides asset-management, marketing, investor-relations and other

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

administrative services on our behalf. We have sought to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. We conduct our business primarily through our operating partnership, of which we are the sole general partner.

On January 8, 2009, we filed a registration statement on Form S-11 with the SEC to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public, of which 100,000,000 shares were registered in our primary offering and 40,000,000 shares were registered under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on November 14, 2012. We sold 56,584,976 shares of common stock in the primary offering for gross offering proceeds of $561.7 million. We continue to offer shares of common stock under the dividend reinvestment plan. As of March 31, 2020, we had sold 6,851,969 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $76.5 million. Also as of March 31, 2020, we had redeemed 23,863,100 of the shares sold in our offering for $285.9 million. As of March 31, 2020, we had issued 25,976,746 shares of common stock in connection with special dividends. Additionally, on December 29, 2011 and October 23, 2012, we issued 220,994 shares and 55,249 shares of common stock, respectively, for $2.0 million and $0.5 million, respectively, in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On March 2, 2016, Pacific Oak SOR (BVI) Holdings, Ltd. (“Pacific Oak SOR BVI”), our wholly owned subsidiary, filed a final prospectus with the Israel Securities Authority for a proposed offering of up to 1,000,000,000 Israeli new Shekels of Series A debentures (the “Debentures”) at an annual interest rate not to exceed 4.25%. On March 1, 2016, Pacific Oak SOR BVI commenced the institutional tender of the Debentures and accepted application for 842.5 million Israeli new Shekels. On March 7, 2016, Pacific Oak SOR BVI commenced the public tender of the Debentures and accepted 127.7 million Israeli new Shekels. In the aggregate, Pacific Oak SOR BVI accepted 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in both the institutional and public tenders at an annual interest rate of 4.25%. Pacific Oak SOR BVI issued the Debentures on March 8, 2016. The terms of the Debentures require five equal principal installment payments annually on March 1st of each year from 2019 to 2023.

On January 22, 2020, we filed a registration statement on Form S-11 with the SEC to offer up to $1 billion in additional shares of our common stock. This new registration statement contemplates a proposed conversion of our company to a perpetual-life net asset value or “NAV” REIT that offers and sells shares of our common stock continuously through a number of distribution channels in ongoing public offerings, and seeks to provide increased liquidity to current and future stockholders through an expansion of our current share redemption program.

On February 16, 2020, Pacific Oak SOR BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures (the “Series B Debentures”) to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

On February 19, 2020, we, Pacific Oak SOR II, LLC, an indirect subsidiary of ours (“Merger Sub”), and Pacific Oak Strategic Opportunity REIT II, Inc. (“POSOR II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, POSOR II will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger (the “Surviving Entity”), such that following the Merger, the Surviving Entity will continue as an indirect subsidiary of ours. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of POSOR II

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

shall cease. At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of POSOR II’s common stock (or a fraction thereof), $0.01 par value per share, will be converted into the right to receive 0.9643 shares of our common stock, par value $0.01 per share. The combined company after the Merger will retain the name “Pacific Oak Strategic Opportunity REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

As of March 31, 2020, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property and three investments in undeveloped land with approximately 1,000 developable acres, one residential home portfolio consisting of 993 single-family homes and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities.

Market Outlook – Real Estate and Real Estate Finance Markets

Volatility in global financial markets and changing political environments can cause fluctuations in the performance of the U.S. commercial real estate markets. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in decreases in cash flows from investment properties. To the extent there are increases in the cost of financing due to higher interest rates, this may cause difficulty in refinancing debt obligations at terms as favorable as the terms of existing indebtedness. Further, increases in interest rates would increase the amount of our debt payments on our variable rate debt to the extent the interest rates on such debt are not limited by interest rate caps. Market conditions can change quickly, potentially negatively impacting the value of real estate investments. Management continuously reviews our investment and debt financing strategies to optimize our portfolio and the cost of our debt exposure.

Liquidity and Capital Resources

Our principal demand for funds during the short and long-term is and will be for the acquisition of real estate and real estate-related investments, payment of operating expenses, capital expenditures and general and administrative expenses, payments under debt obligations, redemptions and purchases of our common stock and payments of distributions to stockholders. While we expect to have sufficient liquidity to meet our obligations for the foreseeable future, the COVID-19 pandemic and associated responses could adversely impact our future cash flows and financial condition. To date, we have had six primary sources of capital for meeting our cash requirements:

•	Proceeds from the primary portion of our initial public offering;

•	Proceeds from our dividend reinvestment plan;

•	Proceeds from our public bond offering in Israel;

•	Debt financing;

•	Proceeds from the sale of real estate and the repayment of real estate-related investments; and

•	Cash flow generated by our real estate and real estate-related investments.

We sold 56,584,976 shares of common stock in the primary portion of our initial public offering for gross offering proceeds of $561.7 million. We ceased offering shares in the primary portion of our initial public

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

offering on November 14, 2012. We continue to offer shares of common stock under the dividend reinvestment plan. As of March 31, 2020, we had sold 6,851,969 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $76.5 million. To date, we have invested all of the net proceeds from our initial public offering in real estate and real estate-related investments. We intend to use our cash on hand, proceeds from asset sales, proceeds from debt financing, cash flow generated by our real estate operations and real estate-related investments and proceeds from our dividend reinvestment plan as our primary sources of immediate and long-term liquidity.

Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures and corporate general and administrative expenses. Cash flow from operations from our real estate investments is primarily dependent upon the occupancy levels of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of March 31, 2020, our office properties were collectively 81% occupied, our residential home portfolio was 92% occupied and our apartment property was 88% occupied. During April 2020, we collected 92% of total charged rent for the month.

Investments in real estate equity securities generate cash flow in the form of dividend income, which is reduced by asset management fees. As of March 31, 2020, we had three investments in real estate equity securities outstanding with a total carrying value of $64.0 million.

Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee of our board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended March 31, 2020 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified given that we chose to terminate our advisory agreement with our prior external advisor and were contractually obligated to pay them a performance fee due upon termination.

For the three months ended March 31, 2020, our cash needs for capital expenditures, redemptions of common stock and debt servicing were met with proceeds from dispositions of real estate, real estate equity securities and undeveloped land, proceeds from debt financing, proceeds from our dividend reinvestment plan and cash on hand. Operating cash needs during the same period were met through cash flow generated by our real estate and real estate-related investments and cash on hand. As of March 31, 2020, we had outstanding debt obligations in the aggregate principal amount of $704.2 million, with a weighted-average remaining term of 2.3 years. As of March 31, 2020, we had a total of $180.6 million of debt obligations scheduled to mature within 12 months of that date. We plan to exercise our extension options available under our loan agreements or pay down or refinance the related notes payable prior to their maturity dates.

We have elected to be taxed as a REIT and intend to operate as a REIT. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Cash Flows from Operating Activities

As of March 31, 2020, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property, one residential home portfolio consisting of 993 single-family homes and three investments in undeveloped land with approximately 1,000 developable acres and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities. During the three months ended March 31, 2020, net cash used in operating activities was $1.5 million. We expect that our cash flows from operating activities will increase in future periods as a result of leasing additional space that is currently unoccupied and anticipated future acquisitions of real estate and real estate-related investments. However, our cash flows from operating activities may decrease to the extent that we dispose of additional assets.

Cash Flows from Investing Activities

Net cash used in investing activities was $15.7 million for the three months ended March 31, 2020 and primarily consisted of the following:

•	Investment in real estate equity securities of $16.8 million;

•	Proceeds from the sale of real estate equity securities of $7.8 million;

•	Improvements to real estate of $7.8 million; and

•	Distribution of capital from unconsolidated joint ventures of $1.2 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $29.8 million for the three months ended March 31, 2020 and consisted primarily of the following:

•

$30.8 million of net cash provided by debt and other financings as a result of proceeds from notes payable of $89.9 million, partially offset by principal payments on notes and bonds payable of $56.8 million and payments of deferred financing costs of $2.3 million;

•	$0.5 million of cash used for redemptions of common stock; and

•	$0.3 million of net cash distributions to stockholders, after giving effect to distributions reinvested by stockholders of $0.3 million.

In order to execute our investment strategy, we utilize secured debt and we may, to the extent available, utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of March 31, 2020, our borrowings and other liabilities were both approximately 70% of the cost (before depreciation and other noncash reserves) and the book value (before depreciation) of our tangible assets.

In March 2016, we, through a wholly-owned subsidiary, issued 970.2 million Israeli new Shekels (approximately $249.2 million as of March 8, 2016) in 4.25% bonds to investors in Israel pursuant to a public

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

offering registered in Israel. The bonds have a seven year term, with principal payable in five equal annual installments from 2019 to 2023.

February 16, 2020, Pacific Oak SOR BVI issued 254.1 million Israeli new Shekels (approximately $74.1 million as of February 16, 2020) of Series B debentures to Israeli investors pursuant to a public offering registered with the Israel Securities Authority. The Series B Debentures will bear interest at the rate of 3.93% per year. The Series B Debentures have principal installment payments equal to 33.33% of the face amount of the Series B Debentures on January 31st of each year from 2024 to 2026.

In addition to making investments in accordance with our investment objectives, we use or have used our capital resources to make certain payments to our advisor and our dealer manager. During our offering stage, these payments included payments to our dealer manager for selling commissions and dealer manager fees related to sales in our primary offering and payments to our dealer manager and our advisor for reimbursement of certain organization and other offering expenses related both to the primary offering and the dividend reinvestment plan. During our acquisition and development stage, we expect to continue to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us as well as for any dispositions of assets (including the discounted payoff of non-performing loans).

Among the fees payable to our advisor is an asset management fee. With respect to investments in loans and any investments other than real property, the asset management fee is a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment, inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the fees and expenses related to the acquisition or funding of such investment, as of the time of calculation. With respect to investments in real property, the asset management fee is a monthly fee equal to one-twelfth of 0.75% of the sum of the amount paid or allocated to acquire the investment, plus the cost of any subsequent development, construction or improvements to the property, and inclusive of fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment, inclusive of our proportionate share of any fees and expenses related thereto.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of March 31, 2020 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2020	2021-2022	2023-2024	Thereafter
Outstanding debt obligations (1)	$704,567	$31,772	$419,520	$138,771	$114,504
Interest payments on outstanding debt obligations (2)	62,148	17,885	26,612	12,020	5,631

(1)	Amounts include principal payments only.
(2)

Projected interest payments are based on the outstanding principal amounts, maturity dates, foreign currency rates and interest rates in effect at March 31, 2020. We incurred interest expense of $6.8 million, excluding amortization of deferred financing costs of $0.9 million and including interest capitalized of $0.9 million, for the three months ended March 31, 2020.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Results of Operations

Overview

As of March 31, 2019, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one retail property, one apartment property and three investments in undeveloped land with approximately 1,000 developable acres and owned four investments in unconsolidated joint ventures and three investments in real estate equity securities. As of March 31, 2020, we consolidated six office properties, one office portfolio consisting of four office buildings and 14 acres of undeveloped land, one apartment property and three investments in undeveloped land with approximately 1,000 developable acres, one residential home portfolio consisting of 993 single-family homes and owned five investments in unconsolidated joint ventures and three investments in real estate equity securities. Our results of operations for the three months ended March 31, 2020 may not be indicative of those in future periods due to acquisition and disposition activities and COVID-19 related impacts. Additionally, the occupancy in our properties has not been stabilized. As of March 31, 2020, our office properties were collectively 81% occupied, our residential home portfolio was 92% occupied and our apartment property was 88% occupied. However, due to the amount of near-term lease expirations, we do not put significant emphasis on quarterly changes in occupancy (positive or negative) in the short run. Our underwriting and valuations are generally more sensitive to “terminal values” that may be realized upon the disposition of the assets in the portfolio and less sensitive to ongoing cash flows generated by the portfolio in the years leading up to an eventual sale. There are no guarantees that occupancies of our assets will increase, or that we will recognize a gain on the sale of our assets. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of leasing additional space and acquiring additional assets but decrease due to disposition activity.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Comparison of the three months ended March 31, 2020 versus the three months ended March 31, 2019

The following table provides summary information about our results of operations for the three months ended March 31, 2020 and 2019 (dollar amounts in thousands):

	Three Months Ended March 31,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions/ Dispositions (1)	$ Change Due to Investments Held Throughout Both Periods (2)
	2020	2019
Rental income	$22,151	$18,373	$3,778	21%	$1,907	$1,871
Other operating income	971	1,393	(422)	(30)%	(236)	(186)
Interest income from real estate debt securities	—	369	(369)	(100)%	(369)	—
Dividend income from real estate equity securities	1,479	1,776	(297)	(17)%	(297)	—
Operating, maintenance, and management costs	7,572	6,271	1,301	21%	742	559
Real estate taxes and insurance	3,428	2,977	451	15%	374	77
Asset management fees to affiliate	2,106	1,891	215	11%	146	69
General and administrative expenses	2,546	1,533	1,013	66%	n/a	n/a
Foreign currency transaction (gain) loss, net	(14,996)	2,816	(17,812)	(633)%	n/a	n/a
Depreciation and amortization	8,984	7,681	1,303	17%	848	455
Interest expense	6,796	7,168	(372)	(5)%	231	(603)
Equity in income of unconsolidated joint ventures, net	328	7,312	(6,984)	(96)%	—	(6,984)
Other interest income	270	690	(420)	(61)%	n/a	n/a
(Loss) gain on real estate equity securities	(26,454)	11,165	(37,619)	(337)%	n/a	n/a
Gain on sale of real estate	—	7,575	(7,575)	(100)%	(7,575)	—
Loss on extinguishment of debt	—	(856)	856	(100)%	856	—

(1)

Represents the dollar amount increase (decrease) for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 related to real estate and real estate-related investments acquired or disposed on or after January 1, 2019.

(2)

Represents the dollar amount increase (decrease) for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 with respect to real estate and real estate-related investments owned by us during the entirety of both periods presented.

Rental income increased from $18.4 million for the three months ended March 31, 2019 to $22.2 million for the three months ended March 31, 2020, primarily as a result of properties acquired in 2019 and an overall increase in rental rates and occupancy for properties held throughout both periods. The occupancy of our office properties, held throughout both periods increased from 72% as of March 31, 2019 to 79% as of March 31, 2020. Annualized base rent per square foot decreased from $24.42 as of March 31, 2019 to $24.14 as of March 31, 2020 related to properties (excluding apartments) held throughout both periods. We expect rental income to increase in future periods as a result of leasing additional space and to the extent we acquire additional properties, but to decrease to the extent we dispose of properties.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Other operating income decreased from $1.4 million for the three months ended March 31, 2019 to $1.0 million for the three months ended March 31, 2020, primarily due to the sale of real estate assets subsequent to March 31, 2019. We expect other operating income to increase in future periods as a result of leasing additional space, increases in parking income as we stabilize properties and to the extent we acquire additional properties, but to decrease to the extent we dispose of properties.

Interest income from real estate debt securities was $0.4 million for the three months ended March 31, 2019 and was redeemed on March 20, 2019.

Dividend income from real estate equity securities decreased from $1.8 million for the three months ended March 31, 2019 to $1.5 million for the three months ended March 31, 2020, primarily as a result of the sale of real estate equity securities subsequent to March 31, 2019, partially offset by dividend income from real estate equity securities acquired in 2020. We expect dividend income from real estate equity securities to vary in future periods as a result of the timing of dividends declared and investment activity.

Property operating costs increased from $6.3 million for the three months ended March 31, 2019 to $7.6 million for the three months ended March 31, 2020 and real estate taxes and insurance increased from $3.0 million for the three months ended March 31, 2019 to $3.4 million for the three months ended March 31, 2020, primarily as a result of properties acquired in 2019 and partially offset with properties disposed in 2019. We expect property operating costs and real estate taxes and insurance to increase in future periods to the extent we acquire additional properties, increasing occupancy of our real estate assets and general inflation, but to decrease to the extent we dispose of properties.

Asset management fees increased from $1.9 million for the three months ended March 31, 2019 to $2.1 million for the three months ended March 31, 2020, primarily as a result of properties acquired in 2019, partially offset by properties disposed in 2019. We expect asset management fees to increase in future periods to the extent we acquire additional properties, but to decrease to the extent we dispose of properties.

General and administrative expenses increased from $1.5 million for the three months ended March 31, 2019 to $2.6 million for the three months ended March 31, 2020, primarily due to increased legal and advisory expenses of $1.1 million related to the proposed merger with Pacific Ok Strategic Opportunity REIT II. We expect general and administrative expenses to fluctuate in future periods based on investment and disposition activity as well as costs incurred to evaluate strategic transactions.

We recognized a $15.0 million foreign currency transaction gain, net for the three months ended March 31, 2020 and $2.8 million of foreign currency transaction loss, net, for the three months ended March 31, 2019, related to the debentures in Israel. These debentures are denominated in Israeli new Shekels and we expect to recognize foreign transaction gains and losses based on changes in foreign currency exchange rates, but expect our exposure to be limited to the extent that we have entered into foreign currency options and foreign currency collars. As of March 31, 2020, we had entered into two foreign currency collars to hedge against a change in the exchange rate of the Israeli new Shekel versus the U.S. Dollar. The foreign currency collars expire in September 2020 and have an aggregate Israeli new Shekels notional amount of 798.0 million. During the three months ended March 31, 2020, we recognized a $6.0 million gain related to the foreign currency collars and a $9.0 million foreign currency transaction gain. During the three months ended March 31, 2019, we recognized a $3.0 million gain related to the foreign currency collar, which is shown net against $5.8 million of foreign currency transaction loss in the accompanying consolidated statements of operations as foreign currency transaction loss, net.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Depreciation and amortization increased from $7.7 million for the three months ended March 31, 2019 to $9.0 million for the three months ended March 31, 2020, primarily as a result of properties acquired in 2019 and capital expenditures. We expect depreciation and amortization to increase in future periods as a result of owning the property acquired during 2019 for an entire period and to the extent we acquire additional properties, but to decrease as a result of amortization of tenant origination costs related to lease expirations and disposition of properties.

Interest expense decreased from $7.2 million for the three months ended March 31, 2019 to $6.8 million for the three months ended March 31, 2020, primarily as a result of the paydown of debt on properties disposed in 2019 and the March 1, 2019 and 2020 Debentures principal installment payments of 194.0 million Israeli new Shekels (approximately $53.6 million as of March 1, 2019 and $56.6 million as of March 1, 2020) and decreased one-month LIBOR rates during the three months ended March 31, 2020, partially offset by increased borrowings related to properties acquired in 2019, issuance of Israel Series B debentures of 254.1 million Israeli new Shekels on February 16, 2020 (approximately $74.1 million as of February 16, 2020). Excluded from interest expense was $0.7 million of interest capitalized to our investments in undeveloped land during both of the three months ended March 31, 2020 and 2019. Our interest expense in future periods will vary based on interest rate fluctuations, the amount of interest capitalized and our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives and will decrease to the extent we dispose of properties and paydown debt, including annual principal installment payments on the Debentures.

During the three months ended March 31, 2020, we received a distribution of $1.3 million related to our investment in the NIP Joint Venture. We recognized $0.1 million as income distribution and $1.2 million as a return of capital from the NIP Joint Venture. During the three months ended March 31, 2019, we did not receive any distributions related to our investment in the NIP Joint Venture.

Equity in income of unconsolidated joint ventures decreased from income of $7.3 million for the three months ended March 31, 2019 to income of $0.3 million for the three months ended March 31, 2020, primarily as a result of the 110 William Joint Venture not recording any equity in loss for the three months ended March 31, 2020. We ceased to record the 110 William Joint Venture under the equity method of accounting due to distributions received during the three months ended March 31, 2019 exceeding our investment balance.

Other interest income decreased from $0.7 million for the three months ended March 31, 2019 to $0.3 million for the three months ended March 31, 2020, primarily as a result of decreased dividends from money market mutual funds due to our decreased investment balance in these funds.

Gain on real estate equity securities was $11.2 million for the three months ended March 31, 2019. Loss on real estate equity securities was $26.5 million for the three months ended March 31, 2020. We expect gains and losses on real estate equity securities to fluctuate in future periods as a result of changes in share prices of our investments in real estate equity securities.

During the three months ended March 31, 2019, we sold one apartment property that resulted in a gain on sale of $7.6 million. There were no dispositions during the three months ended March 31, 2020.

During the three months ended March 31, 2019, we recognized loss on extinguishment of debt of $0.9 million related to debt repayments in connection with a real estate disposition.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Funds from Operations, Modified Funds from Operations and Adjusted Modified Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. In addition, we elected the option to exclude mark-to-market changes in value recognized on equity securities in the calculation of FFO. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses (to the extent that such fees and expenses have been recorded as operating expenses); adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above- and below-market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Institute for Portfolio Alternatives (“IPA”) in November 2010 as interpreted by management. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.

In addition, our management uses an adjusted MFFO (“Adjusted MFFO”) as an indicator of our ongoing performance, as well as our dividend sustainability. Adjusted MFFO provides adjustments to reduce MFFO related to operating expenses that are capitalized with respect to certain of our investments in undeveloped land.

We believe that MFFO and Adjusted MFFO are helpful as measures of ongoing operating performance because they exclude costs that management considers more reflective of investing activities and other non-operating items included in FFO. Management believes that excluding acquisition costs, prior to our early adoption of ASU No. 2017-01 on January 1, 2017, from MFFO and Adjusted MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage. MFFO and Adjusted MFFO also exclude non-cash items such as straight-line rental revenue. Additionally, we believe that MFFO and Adjusted MFFO provide investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

operating activities as defined by GAAP, to evaluate the sustainability of our operating performance. MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies. MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.

FFO, MFFO and Adjusted MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO, MFFO and Adjusted MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO, MFFO and Adjusted MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO, MFFO and Adjusted MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO, MFFO and Adjusted MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.

Although MFFO includes other adjustments, the exclusion of straight-line rent, the amortization of above- and below-market leases, mark to market foreign currency transaction adjustments and extinguishment of debt are the most significant adjustments for the periods presented. We have excluded these items based on the following economic considerations:

•

Adjustments for straight-line rent. These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease. We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, while also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we expect to receive in a future period or rent that was received in a prior period;

•

Amortization of above- and below-market leases. Similar to depreciation and amortization of real estate assets and lease related costs that are excluded from FFO, GAAP implicitly assumes that the value of intangible lease assets and liabilities diminishes predictably over time and requires that these charges be recognized currently in revenue. Since market lease rates in the aggregate have historically risen or fallen with local market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate;

•

Mark-to-market foreign currency transaction adjustments. The U.S. Dollar is our functional currency. Transactions denominated in currency other than our functional currency are recorded upon initial recognition at the exchange rate on the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are remeasured at each reporting date into the foreign currency at the exchange rate on that date. In addition, we have entered into foreign currency collars and foreign currency options that results in a foreign currency transaction adjustment. These amounts can increase or reduce net income. We exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis; and

•

Loss on extinguishment of debt. A loss on extinguishment of debt, which includes prepayment fees related to the extinguishment of debt, represents the difference between the carrying value of any consideration transferred to the lender in return for the extinguishment of a debt and the net carrying value of the debt at the time of settlement. We have excluded the loss from extinguishment of debt in our calculation of MFFO because these losses do not impact the current operating performance of our investments and do not provide an indication of future operating performance.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Adjusted MFFO includes adjustments to reduce MFFO related to real estate taxes, property insurance and financing costs which are capitalized with respect to certain of our investments in undeveloped land. We have included adjustments for the costs incurred necessary to bring these investments to their intended use, as these costs are recurring operating costs that are capitalized in accordance with GAAP and not reflected in our net (loss) income, FFO and MFFO. In addition, adjusted MFFO includes an adjustment for casualty loss. We believe excluding this item appropriately presents the ongoing operating performance of our real estate investments on a comparative basis.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculations of MFFO and Adjusted MFFO, for the three months ended March 31, 2020 and 2019 (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Three Months Ended March 31,
	2020	2019
Net (loss) income attributable to common stockholders	$(17,972)	$16,781
Depreciation of real estate assets	5,610	4,424
Amortization of lease-related costs	3,374	3,257
Gain on sale of real estate (1)	—	(7,575)
Loss (gain) on real estate equity securities	26,454	(11,165)
Adjustments for noncontrolling interests – consolidated entities (2)	(73)	704
Adjustments for investments in unconsolidated entities (3)	853	(6,729)

FFO attributable to common stockholders	18,246	(303)
Straight-line rent and amortization of above- and below-market leases	(1,204)	(1,522)
Accretion of interest income on real estate debt securities	—	(13)
Amortization of net premium/discount on bond and notes payable	(25)	(20)
Loss on extinguishment of debt	—	856
Unrealized (gain) loss on interest rate caps	(14)	30
Mark-to-market foreign currency transaction (gain) loss, net	(14,996)	2,816
Adjustments for noncontrolling interests – consolidated entities (2)	12	2
Adjustments for investments in unconsolidated entities (3)	(812)	(1,617)

MFFO attributable to common stockholders	1,207	229

Other capitalized operating expenses (4)	(1,012)	(764)

Adjusted MFFO attributable to common stockholders	$195	$(535)

(1)	Reflects an adjustment to eliminate gain on sale of real estate, which includes undepreciated land sales.
(2)	Reflects adjustments to eliminate the noncontrolling interest holders’ share of the adjustments to convert our net (loss) income attributable to common stockholders to FFO, MFFO and Adjusted MFFO.
(3)

Reflects adjustments to add back our noncontrolling interest share of the adjustments to convert our net (loss) income attributable to common stockholders to FFO, MFFO and Adjusted MFFO for our equity investments in unconsolidated joint ventures.

(4)

Reflects real estate taxes, property insurance and financing costs that are capitalized with respect to certain of our investments in undeveloped land and unconsolidated entity. During the periods in which we are incurring costs necessary to bring these investments to their intended use, certain normal recurring operating costs are capitalized in accordance with GAAP and not reflected in our net (loss) income, FFO and MFFO.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

FFO, MFFO and Adjusted MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, MFFO and Adjusted MFFO, such as tenant improvements, building improvements and deferred leasing costs. We expect FFO, MFFO and Adjusted MFFO to improve in future periods to the extent that we continue to lease up vacant space and acquire additional assets. We expect FFO, MFFO and Adjusted MFFO to decrease as a result of dispositions.

Distributions

Distributions declared, distributions paid and cash flows provided by operations were as follows for the first quarter of 2020 (in thousands, except per share amounts):

	Distribution Declared	Distributions Declared Per Share	Distributions Paid (1)			Cash Flows Used In Operations
Period			Cash	Reinvested	Total
First Quarter 2020	$596	$0.0086	$305	$262	$567	$(1,520)

On January 23, 2020, our board of directors authorized a distribution in the amount of $0.00860000 per share of common stock to stockholders of record as of the close of business on January 29, 2020. We paid this distribution on January 29, 2020 and this was the only distribution declared during the first quarter of 2020.

For the three months ended March 31, 2020, we paid aggregate distributions of $0.6 million, including $0.3 million of distributions paid in cash and $0.3 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the three months ended March 31, 2020 was $18.0 million and our cash flows used in operations were $1.5 million. Our cumulative distributions paid and net income attributable to common stockholders from inception through March 31, 2020 were $195.4 million and $151.4 million, respectively. We have funded our cumulative distributions paid, which includes net cash distributions and distributions reinvested by stockholders, with proceeds from debt financing of $18.7 million, proceeds from the dispositions of property of $83.4 million and cash provided by operations of $93.3 million. To the extent that we pay distributions from sources other than our cash flow from operations or gains from asset sales, we will have fewer funds available for investment in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

Critical Accounting Policies

Our consolidated interim financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC. There have been no significant changes to our policies during 2020.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity, fund distributions and to fund the refinancing of our real estate investment portfolio and operations. We may also be exposed to the effects of changes in interest rates as a result of the acquisition and origination of mortgage, mezzanine, bridge and other loans and the acquisition of real estate securities. We are also exposed to the effects of foreign currency changes in Israel with respect to the 4.25% and 3.93% bonds issued to investors in Israel in March 2016 and February 2020, respectively. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes and foreign currency changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We may manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. In order to limit the effects of changes in foreign currency on our operations, we may utilize a variety of foreign currency hedging strategies such as cross currency swaps, forward contracts, puts or calls. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and the risk that the losses may exceed the amount we invested in the instruments. Additionally, certain of these strategies may cause us to fund a margin account periodically to offset changes in foreign currency rates which may also reduce the funds available for payments to holders of our common stock.

As of March 31, 2020, we had entered into two foreign currency collars to hedge against a change in the exchange rate of the Israeli new Shekel versus the U.S. Dollar. The foreign currency collars both expire in September 2020 and has Israeli new Shekels notional amounts of 380.0 million and 418.0 million. The 380.0 million foreign currency collar consists of a purchased call option to buy Israeli new Shekels at 3.70 and a sold put option to sell the Israeli new Shekels at 3.82. The foreign currency collar is intended to permit us to exchange, on the settlement date of the collar, 380.0 million Israeli new Shekels for an amount ranging from $99.5 million to $102.7 million. The 418.0 million foreign currency collar consists of a purchased call option to buy Israeli new Shekels at 3.5875 and a sold put option to sell the Israeli new Shekels at 3.725. The foreign currency collar is intended to permit us to exchange, on the settlement date of the collar, 418.0 million Israeli new Shekels for an amount ranging from $112.2 million to $116.5 million.

As of March 31, 2020, we held 37.8 million Israeli new Shekels and 20.0 million Israeli new Shekels in cash and restricted cash, respectively. In addition, as of March 31, 2020, we had bonds outstanding and the related interest payable in the amounts of 836.2 million Israeli new Shekels and 3.4 million Israeli new Shekels, respectively. Foreign currency exchange rate risk is the possibility that our financial results could be better or worse than planned because of changes in foreign currency exchange rates. Based solely on the remeasurement for the three months ended March 31, 2020, if foreign currency exchange rates were to increase or decrease by 10%, our net income would increase or decrease by approximately $20.0 million and $24.5 million, respectively, for the same period. The foreign currency transaction income or loss as a result of the change in foreign currency exchange rates does not take into account any gains or losses on our foreign currency collar as a result of such change, which would reduce our foreign currency exposure.

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 3.	Quantitative and Qualitative Disclosures about Market Risk (continued)

We borrow funds at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. As of March 31, 2020, the fair value of our Pacific Oak SOR (BVI) Holdings, Ltd. Series A and Series B Debentures was $147.2 million and $60.5 million, respectively, and the outstanding principal balance was $164.1 million and $71.6 million, respectively. As of March 31, 2020, excluding the Pacific Oak SOR (BVI) Holdings, Ltd. Series A and Series B Debentures, the fair value of our fixed rate debt was $69.4 million and the outstanding principal balance of our fixed rate debt was $67.9 million. The fair value estimate of our Pacific Oak SOR (BVI) Holdings, Ltd. Series A and Series B Debentures were calculated using the quoted bond price as of March 31, 2020 on the Tel Aviv Stock Exchange of 90.07 and 85 Israeli new Shekels, respectively. The fair value estimate of our fixed rate debt was calculated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated as of March 31, 2020. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting changes in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt would change our future earnings and cash flows, but would not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. As of March 31, 2020, we had entered into three separate interest rate caps with an aggregate notional of $175.6 million which effectively limits our exposure to increases in one-month LIBOR above certain thresholds. Based on interest rates as of March 31, 2020, if interest rates were 100 basis points higher or lower during the 12 months ending March 31, 2021, interest expense on our variable rate debt would increase or decrease by $4.0 million.

The weighted-average interest rates of our fixed rate debt and variable rate debt as of March 31, 2020 were 4.3% and 2.8%, respectively. The interest rate and weighted-average interest rate represent the actual interest rate in effect as of March 31, 2020 (consisting of the contractual interest rate and the effect of contractual floor rates, if applicable), using interest rate indices as of March 31, 2020 where applicable.

We are exposed to financial market risk with respect to our real estate equity securities. Financial market risk is the risk that we will incur economic losses due to adverse changes in our real estate equity security prices. Our exposure to changes in real estate equity security prices is a result of our investment in these types of securities. Market prices are subject to fluctuation and, therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a real estate equity security may result from any number of factors, including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates and general market conditions. In addition, amounts realized in the sale of a particular security may be affected by the relative quantity of the real estate equity security being sold. We do not currently engage in derivative or other hedging transactions to manage our real estate equity security price risk. As of March 31, 2020, we owned real estate equity securities with a book value of $64.0 million. Based solely on the prices of real estate equity securities as of March 31, 2020, if prices were to increase or decrease by 10%, our net income would increase or decrease by approximately $6.4 million.

Item 4.	Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls

PART I. FINANCIAL INFORMATION (CONTINUED)

Item 4.	Controls and Procedures (continued)

and procedures. Based upon, and as of the date of, the evaluation, our principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

None.

Item 1A.	Risk Factors

COVID-19 Pandemic

The current outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in the U.S. and global economy and will likely have a negative impact on our business and operations. This impact could be adverse to the extent the current COVID-19 outbreak, or future pandemics, cause tenants to be unable to pay their rent or reduce the demand for commercial real estate, or cause other impacts described below.

The outbreak of COVID-19 in many countries, including the United States, continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and, as cases of the virus have continued to be identified in additional countries, many countries, including the United States, have reacted by instituting quarantines and restrictions on travel.

Nearly all U.S. cities and states, including cities and states where our properties are located, have also reacted by instituting quarantines, restrictions on travel, “shelter in place” rules, restrictions on types of business that may continue to operate, and/or restrictions on types of construction projects that may continue. There can be no assurances as to the length of time these restrictions will remain in place. The COVID-19 outbreak has had, and future pandemics could have, a significant adverse impact on economic and market conditions of economies around the world, including the United States, and has triggered a period of global economic slowdown.

The effects of COVID-19 or another pandemic could negatively affect us and/or our tenants due to, among other factors:

•

the unavailability of personnel, including executive officers and other leaders that are part of the management team and the inability to recruit, attract and retain skilled personnel-to the extent management or personnel are impacted in significant numbers by the outbreak of pandemic or epidemic disease and are not available or allowed to conduct work – business and operating results may be negatively impacted;

•

difficulty accessing debt and equity capital on attractive terms, or at all – a severe disruption and instability in the global financial markets or deterioration in credit and financing conditions may affect our and our tenants’ ability to access capital necessary to fund business operations or replace or renew maturing liabilities on a timely basis, and may negatively affect the valuation of financial assets and liabilities, any of which could affect our ability to meet liquidity and capital expenditure requirements or have a negative effect on our business, financial condition, results of operations and cash flows;

•	an inability to operate in affected areas, or delays in the supply of products or services from the vendors that are needed to operate effectively;

•

tenants’ inability to pay rent on their leases or our inability to re-lease space that is or becomes vacant, which inability, if extreme, could cause us to: (i) no longer be able to pay distributions at our current rates or at all in order to preserve liquidity and (ii) be unable to meet our debt obligations to lenders, which could cause us to lose title to the properties securing such debt, trigger cross-default provisions, or could cause us to be unable to meet debt covenants, which could cause us to have to sell properties or refinance debt on unattractive terms; and

•	our inability to deploy capital due to slower transaction volume which may be dilutive to shareholders.

PART II. OTHER INFORMATION (CONTINUED)

Item 1A.	Risk Factors (continued)

Because our property investments are located in the United States, COVID-19 has begun and will continue to impact our properties and operating results given its continued spread within the United States reduces occupancy, increases the cost of operation, results in limited hours or necessitates the closure of such properties. In addition, quarantines, states of emergencies and other measures taken to curb the spread of COVID-19 may negatively impact the ability of such properties to continue to obtain necessary goods and services or provide adequate staffing, which may also adversely affect our properties and operating results.

Customers and potential customers of the properties we own, operate in industries that are being negatively affected by the disruption to business caused by this global outbreak. Tenants or operators have been, and may in the future be, required to suspend operations at our properties for what could be an extended period of time. Certain of our office properties have been negatively impacted by similar impacts on our tenants’ businesses. Our multifamily properties have been impacted by declining household incomes and wealth, which may result in delinquencies or vacancies. A number of our customers have requested rent concessions and more customers may request rent concessions or may not pay rent in the future. This could lead to increased customer delinquencies and/or defaults under leases, a lower demand for rentable space leading to increased concessions or lower occupancy, and/or tenant improvement expenditures, or reduced rental rates to maintain occupancies. Our operations could be negatively affected if the economic downturn is prolonged, which could also affect our operating results, ability to pay distributions, ability to repay or refinance debt, and the value of shares.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19. The full extent of the impact and effects of COVID-19 on our future financial performance, as a whole, and, specifically on our real estate property holdings, are uncertain at this time. The impact will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories and restrictions, the recovery time of the disrupted supply chains, the consequential staff shortages, and production delays, and the uncertainty with respect to the duration of the global economic slowdown. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations, cash flows, and value of shares. As a result of COVID-19, we have experienced and continue to experience a negative impact on our liquidity, and could experience additional material impacts including, but not limited to, asset impairment charges. We anticipate this will have a material impact on our business, results of operations and cash flows in 2020.

Item 2	Unregistered Sales of Equity Securities and Use of Proceeds

a)

The issuance of 3,411,737 shares of Restricted Stock to KBS on March 27, 2020 was unregistered and exempt from the registration provisions of the Securities Act of 1933, as amended, by virtue of Section 4(a)(2). The shares of Restricted Stock were issued as part of a negotiated payment of a subordinated performance fee due upon termination due to KBS, rather than for cash consideration

b)	Not applicable.

c)	We have adopted a share redemption program that may enable stockholders to sell their shares to us in limited circumstances.

Pursuant to the share redemption program there are several limitations on our ability to redeem shares:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), we may not redeem shares until the stockholder has held the shares for one year.

•	During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

PART II. OTHER INFORMATION (CONTINUED)

Item 2	Unregistered Sales of Equity Securities and Use of Proceeds (continued)

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

•

During any calendar year, we may redeem only the number of shares that we can purchase with the amount of net proceeds from the sale of shares under the our dividend reinvestment plan during the prior calendar year; provided, however, that this limit may be increased or decreased by us upon ten business days’ notice to our stockholders. To the extent that we redeem less than the number of shares that we can purchase in any calendar year with the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year plus any additional funds approved by us, such excess capacity to redeem shares during any calendar year shall be added to our capacity to otherwise redeem shares during the subsequent calendar year. Furthermore, during any calendar year, once we have received requests for redemptions, whether in connection with a stockholder’s death, “qualifying disability or “determination of incompetence”, or otherwise, that if honored, and when combined with all prior redemptions made during the calendar year, would result in the amount of remaining funds available for the redemption of additional shares in such calendar year being $1.0 million or less, the last $1.0 million of available funds shall be reserved exclusively for shares being redeemed in connection with a stockholder’s death, “qualifying disability or “determination of incompetence.” To the extent that, in the last month of any calendar year, the amount of redemption requests in connection with a stockholder’s death, “qualifying disability or “determination of incompetence” is less than the amount of available funds reserved for such redemptions in accordance with the previous sentence, any excess funds may be used to redeem shares not in connection with a stockholder’s death, “qualifying disability or “determination of incompetence” during such month.

•

We may not redeem more than $3.0 million of shares in a given quarter (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”). To the extent that, in a given fiscal quarter, we redeem less than the sum of (a) $3.0 million of shares (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”) and (b) any excess capacity carried over to such fiscal quarter from a prior fiscal quarter as described below, any remaining excess capacity to redeem shares in such fiscal quarter will be added to our capacity to otherwise redeem shares (excluding shares redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”) during succeeding fiscal quarter. We may increase or decrease this limit upon ten business days’ notice to stockholders.

We may amend, suspend or terminate the program upon ten business days’ notice to our stockholders. We may provide notice to our stockholders by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

Effective beginning with the month of February 2020, we have suspended (a) redemptions requested under the share redemption program in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence”, until we and POSOR II file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus for the proposed Merger, and (b) all other redemptions under the share redemption program until after the Merger closes.

During the three months ended March 31, 2020, we fulfilled redemption requests eligible for redemption under our share redemption program and received in good order and funded redemptions under our share redemption program with the net proceeds from our dividend

PART II. OTHER INFORMATION (CONTINUED)

Item 2	Unregistered Sales of Equity Securities and Use of Proceeds (continued)

reinvestment plan and cash on hand. We redeemed shares pursuant to our share redemption program as follows:

Month	Total Number of Shares Redeemed	Average Price Paid Per Share (1)	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2020	44,025	$10.63		(2)
February 2020	—	$—		(2)
March 2020	—	$—		(2)

Total	44,025

(1)

On December 17, 2019, our board of directors approved an estimated value per share of our common stock of $10.63. The change in the redemption price became effective for the December 2019 redemption date and is effective until the estimated value per share is updated. We expect to update our estimated value per share no later than December 2020.

(2)

We limit the dollar value of shares that may be redeemed under the program as described above. During the three months ended March 31, 2020, we redeemed $0.5 million of common stock under the program, which represented all redemption requests received in good order and eligible for redemption through the March 2020 redemption date, except for the $57.0 million of shares in connection with redemption requests not made upon a stockholder’s death, “qualifying disability” or “determination of incompetence,” which redemption requests will be fulfilled subject to the limitations described above. Based on the Eleventh SRP, we have $0.4 million available for redemptions in the remainder of 2020, including shares that are redeemed in connection with a stockholders’ death, “qualifying disability” or “determination of incompetence,” subject to the limitations described above.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

PART II. OTHER INFORMATION (CONTINUED)

Item 6.	Exhibits

Ex.	Description

2.1	Agreement and Plan of Merger, dated as of February 19, 2020, by and among Pacific Oak Strategic Opportunity REIT, Inc., Pacific Oak SOR II, LLC and Pacific Oak Strategic Opportunity REIT II, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed February 20, 2020

3.1	Second Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed February 4, 2010

3.2	Articles of Amendment, incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed November 1, 2019

3.3	Articles of Amendment, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 23, 2019

3.4	Third Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed November 1, 2019

4.1	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates), incorporated by reference to Exhibit 4.2 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11, Commission File No. 333-156633 filed February 25, 2009

4.2	Fifth Amended and Restated Dividend Reinvestment Plan, incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q filed May 14, 2015

10.1	Amended and Restated Advisory Agreement, dated as of February 19, 2020, by and between Pacific Oak Strategic Opportunity REIT, Inc. and Pacific Oak Capital Advisors, LLC , incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 20, 2020

10.2	Restricted Stock Agreement among the Company, KBS Capital Advisors LLC and Pacific Oak Capital Advisors, LLC

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Eleventh Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed December 7, 2018

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

Date: May 21, 2020	By:	/S/ KEITH D. HALL
Keith D. Hall
Chief Executive Officer and Director
(principal executive officer)

Date: May 21, 2020	By:	/S/ MICHAEL A. BENDER
Michael A. Bender
Chief Financial Officer
(principal financial officer)